Form 20-F
period 2019-12-31
Aurora Mobile Ltd
filed 2020-04-29
CIK 1737339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Shenzhen, Guangdong, 518052

People’s Republic of China

Phone: +86 755-8388-1462

Email: bongsn@jiguang.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, every three of which represent two Class A common shares Class A common shares, par value US$0.0001 per share*	JG	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 77,106,226 common shares outstanding, par value of US$0.0001 per share, being the sum of 60,106,037 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐  Yes     ☒  No

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

i

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

•

“customers” in a given period are to those that purchase at least one of our paid-for SaaS products or targeted marketing during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;

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

•	“our VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu;

•	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SaaS” are to Software-as-a-Service; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

•	our expectations regarding demand for and market acceptance of our SaaS Products and targeted marketing;

•	our expectations regarding our relationships with app developers, customers, strategic partners and other stakeholders;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2016, the selected consolidated balance sheets data as of December 31, 2016 and 2017 and selected consolidated cash flows data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues	70,322	284,709	714,141	906,458	130,205
Cost of revenues(1)	(47,722)	(213,370)	(517,074)	(649,596)	(93,309)

Gross profit	22,600	71,339	197,067	256,862	36,896
Operating expenses:(1)
Research and development expenses	(33,717)	(71,651)	(134,358)	(176,248)	(25,316)
Sales and marketing expenses	(33,062)	(59,673)	(83,853)	(118,548)	(17,028)
General and administrative expenses	(13,480)	(32,431)	(71,641)	(109,291)	(15,699)

Total operating expenses	(80,259)	(163,755)	(289,852)	(404,087)	(58,043)

Loss from operations	(57,659)	(92,416)	(92,785)	(147,225)	(21,147)
Loss before income taxes	(57,472)	(94,271)	(66,167)	(109,679)	(15,753)
Net loss	(61,382)	(90,291)	(66,197)	(109,841)	(15,776)
Net loss attributable to Aurora Mobile Limited’s shareholders	(61,382)	(90,291)	(66,197)	(109,841)	(15,776)

Accretion of contingently redeemable convertible preferred shares	(12,427)	(26,391)	(24,094)	—	—

Net loss attributable to common shareholders	(73,809)	(116,682)	(90,291)	(109,841)	(15,776)

Net loss per common share:
Basic and diluted	(1.73)	(2.73)	(1.57)	(1.43)	(0.21)
Weighted average number of shares used in calculating basic and diluted loss per common share:
Common shares — Basic and diluted	42,666,670	42,666,670	—	—	—
Class A common share — Basic and diluted	—	—	40,441,999	59,721,341	59,721,341
Class B common share — Basic and diluted	—	—	17,000,189	17,000,189	17,000,189

Notes:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Cost of revenue	—	—	—	73	10
Research and development expenses	664	1,408	9,448	12,819	1,841
Sales and marketing expenses	189	944	3,347	6,040	868
General and administrative expenses	1,850	5,923	11,766	28,352	4,073

Total	2,703	8,275	24,561	47,284	6,792

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	103,168	208,161	576,562	431,459	61,975
Accounts receivable, net	9,444	49,594	141,911	135,417	19,452
Prepayments and other current assets	13,508	34,228	80,578	86,087	12,366
Total assets	165,944	359,450	992,068	939,923	135,011

Accounts payable	1,110	8,340	18,811	19,996	2,872
Deferred revenue and customer deposits	18,148	49,557	59,483	77,561	11,141
Accrued liabilities and other current liabilities	19,737	52,639	76,666	96,277	13,829
Total liabilities	53,819	117,197	390,408	432,135	62,072

Total mezzanine equity	220,539	466,637	—	—	—
Total shareholders’ deficit	(108,414)	(224,384)	601,660	507,788	72,939
Total liabilities, mezzanine equity and equity	165,944	359,450	992,068	939,923	135,011

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Consolidated Cash Flow Data:
Net cash used in operating activities	(42,152)	(75,532)	(97,925)	(25,758)	(3,699)
Net cash used in investing activities	(29,928)	(28,644)	(139,206)	(88,966)	(12,779)
Net cash provided by financing activities	135,348	217,446	614,884	(33,883)	(4,867)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	2,450	(8,282)	(9,352)	3,504	502
Net increase (decrease) in cash and cash equivalents and restricted cash	65,718	104,988	368,401	(145,103)	(20,843)
Cash and cash equivalents and restricted cash at the beginning of year	37,570	103,288	208,276	576,677	82,835
Cash and cash equivalents and restricted cash at the end of year	103,288	208,276	576,677	431,574	61,992

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We started operation in 2012. As a result of our relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with our recent history, or at all. Our revenue growth in recent periods may not be indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We believe growth of our revenue depends on a number of factors, including our ability to:

•	attract new app developers and customers, including from diversified industry verticals, and retain and expand our relationships with existing app developers and customers on a cost-effective basis;

•	maintain the breadth of our ad publisher network and attract new publishers;

•	innovate and adapt our services and solutions to meet evolving needs of current and potential customers, including to address market trends;

•	maintain and increase our access to data necessary for the development and performance of our solutions;

•	maintain the proper functioning of SaaS products and targeted marketing as we continue to collect increasing amounts of data from a growing user base;

•	continuously improve on the algorithms underlying the products and the technologies;

•	adapt to a changing regulatory landscape governing privacy matters;

•	keep pace with the new technological development in the industry;

•	invest sufficiently in our technology and infrastructure, at the pace required to support our growth;

•	productize new solutions;

•	introduce our services and solutions to new geographic markets;

•	increase awareness of our brand among more businesses; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We have incurred net losses in the past, which we may continue to experience in the future.

We have incurred net losses since our inception, including loss from operations of RMB92.4 million, RMB92.8 million and RMB147.2 million (US$21.1 million) for the years ended December 31, 2017, 2018 and 2019, and net losses of RMB90.3 million, RMB66.2 million and RMB109.8 million (US$15.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future.

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

We generate a significant portion of our revenues from targeted marketing, and the reduction in spending by or loss of our marketing customers could materially harm our business.

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

If we cannot successfully execute our strategy and continue to develop and effectively market SaaS products and targeted marketing that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer.

The market for SaaS products and targeted marketing is characterized by constant change and innovation, and we expect it to continue to rapidly evolve. Moreover, many of our customers operate in industries characterized by changing technologies and business models, which require them to develop and manage increasingly complex mobile application and IT infrastructure environments. Our historical success has been based on our ability to offer high quality in-app functionalities needed by app developers and innovative targeted marketing and other SaaS products with industry-specific and actionable insights for our customers, and the resulting benefits to customers’ businesses and brands. Our success has also depended upon our ability to identify, target and reach customers that need our services and targeted marketing and other SaaS products and successfully convert app developers into paying customers through our sales and marketing activities and then increase the cross-sale among each line of our businesses. If we do not respond to the rapidly changing needs of our customers by developing and enhancing our SaaS products and targeted marketing, developing new products on a timely basis that can address evolving customer needs, and selling and marketing them effectively, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology and targeted marketing and other SaaS products may be complex and uncertain, and if we fail to accurately predict developers’ and customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts. Our enhancement of existing services and targeted marketing and other SaaS products and development of new products could fail to attain sufficient market acceptance for many reasons, including:

•	the failure to accurately predict market or customer demands;

•	defects, errors or failures in the design or performance of our new products or product enhancements;

•	negative publicity about the performance or effectiveness of our SaaS products and targeted marketing;

•	delays in developing and enhancing existing products or releasing our new products to the market;

•	the introduction or anticipated introduction of competing products by our competitors;

•	poor business conditions for our customers, causing them to delay purchases; and

•	the perceived value of our services and targeted marketing and other SaaS products relative to their cost.

To the extent we are not able to continue to execute on our business model to timely and effectively develop and market our SaaS products and targeted marketing to address these challenges, our business, operating results and financial condition will be adversely affected.

There can be no assurance that we will successfully identify new opportunities, develop and bring new SaaS products and targeted marketing to market on a timely basis or achieve market acceptance of our services and products, or that products and technologies developed by others will not render our comprehensive suite of services obsolete or non-competitive. Further, we may make changes to our services and products that our customers do not like or find useful. We may also discontinue certain features, begin to charge for certain features that are currently free, such as certain developer services, or increase fees for any of our features or usage of our SaaS products and targeted marketing. If our services or products do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue may decline or grow more slowly than expected and the negative impact on our operating results may be particularly acute and we may not receive a return on our investment because of the upfront research and development, sales and marketing and other expenses we incur.

If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected.

By providing services to mobile app developers, we gain access to massive mobile data that we use to develop our industry-specific targeted marketing and other SaaS products. Data is sourced only based on our services provided to developers and primarily consists of unstructured anonymous meta data. Based on our centralized proprietary data processing platform and leveraging our AI and machine learning capabilities, we are able to gain actionable and effective insights from the data and develop a variety of targeted marketing and other SaaS products. Our business plan assumes that the demand for targeted marketing and other SaaS products will increase.

We may not be able to maintain and grow the number of app developers we serve. Furthermore, certain of our app developers may prohibit or limit our access to or use of this data. The broad adoption of certain end-user computer software or programs may pose technical restrictions on our ability to access user data or end-users may dispute our use of the data. Interruptions, failures or defects in our data access and processing systems, as well as privacy concerns regarding the user data, could also limit our ability to analyze data. In addition, our ability to collect data may be restricted by new laws and regulations. If we are not able to continue to gain access to extensive mobile data in the future, we will lose our competitive strengths, and we may not be able to effectively and efficiently offer and improve our existing targeted marketing and other SaaS products or develop new products that respond to the needs of our customers. Accordingly, demand for our solutions may not continue to develop as we anticipate, or at all, and because we derive a substantial portion of our revenue from targeted marketing and other SaaS products, the growth of our business and results of operations may be adversely affected.

If the market for our SaaS products and targeted marketing develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.

The market for SaaS products and targeted marketing is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customer adoption and renewals of our subscriptions, customer demand for our platform, the size, growth rate and expansion of this market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market for SaaS products and targeted marketing and any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. If we or other SaaS products or targeted marketing providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our service and products, especially targeted marketing and other SaaS products, do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.

Concerns about our practice of accessing, storing, processing and using data from mobile devices, even if unfounded, could damage our reputation, business and results of operations. We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. To protect personal information, these laws and regulations regulate data collection, storage, use, processing, disclosure and transfer of personal information. Pursuant to these laws and regulations, an internet information service provider is required to obtain a user’s consent to collect and use the user’s personal information, and is prohibited from gathering personal information that is unrelated to the services it provides, and the internet information service provider must also inform the user of the purposes, the means and the scope of the information collection and uses. In addition, app operator is required to (i) inform users of the purposes, the means and the scope of information to be collected or used by any third party’s source code or SDK imbedded in its app; and (ii) to provide personal information to any third party via such imbedded source code or SDK only if such information is anonymized and users’ consent is obtained. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security,” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection.”

The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop targeted marketing and other SaaS products that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. The activities of third parties such as app developers and business partners are beyond our control. If our business partners or app developers violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners or app developers to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential app developers and customers from using our services and/or targeted marketing and other SaaS products and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to and the targeted marketing and other SaaS products we provide to customers. Moreover, as we implement our strategy to expand into selected global markets, we may become subject to personal information protection laws and regulations in the jurisdictions that we expand into. We may also become subject to regulatory requirements as a result of installations of apps integrated with our SDKs by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with our customers or others may adversely affect our ability to gain access to data and provide certain targeted marketing and other SaaS products to our customers. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

We rely on certain ad publishers for our targeted marketing business.

Our revenues from targeted marketing are derived from placing display ads on publisher apps that we do not own. We currently access ad inventory through various channels, including major online media networks and we rely on certain advertisement publishers, such as Yunrui, Pairui and Tencent, for access to a large amount of ad inventory. Our agreements with these publishers generally also do not include long-term obligations requiring them to make their inventory available to us. As a result, our ability to continue to purchase inventory from these publishers depends in part on our ability to consistently pay sufficiently competitive fees for their internet display ad inventory as well as other factors. Similarly, as more companies compete for ad impressions on major platforms with a large amount of supply of ad inventory, ad inventory may become more expensive, which may adversely affect our ability to acquire ad inventory and resell it on a profitable basis. Any interference with our ability to maintain access to such inventory could materially reduce the amount of ad inventory that our solution relies on in order to deliver ads for our clients. In addition, since we rely on a limited number of publishers for access to significant portions of advertising inventory that our targeted marketing business depends on, the loss of access to ad inventory from one of those publishers would negatively impact our ability to deliver internet display ads for our targeted marketing customers. Any of these consequences could therefore adversely affect our results of operations and financial condition.

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

Moreover, if a high-profile security breach occurs with respect to another SaaS products or target marketing solution provider, our customers and potential customers may lose trust in the security of our SaaS products or targeted marketing generally, which could adversely impact our ability to retain existing customers or attract new ones.

Our business depends on strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers.

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

We utilize AI and machine learning technology and other advanced data technology tools to process data and productize our targeted marketing and other SaaS products. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

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

The market for SaaS products and targeted marketing is intensely competitive and characterized by rapid changes in technology, developer and customer requirements, industry standards and frequent new product introductions and improvements. We face competition in all lines of business. In the future, as we further grow, we anticipate continued challenges from current competitors, as well as by new entrants into the industry including major online media networks, which may enjoy greater resources than us. See “Item 4. Information On the Company—B. Business Overview—Competition.” If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could be weakened, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.

Some of our existing competitors, especially the competitors for our targeted marketing and other SaaS products have, and our potential competitors could have, substantial competitive advantages such as:

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

Our business depends on the performance and reliability of the internet infrastructure in China and the stability of information technology and communications systems of app developers, customers and publishers. The availability of our SaaS products and targeted marketing, in part, depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to developers’ networks operated by such telecommunications carriers and internet service providers to deliver our developer services. We have experienced internet interruptions in the past, which were typically caused by service interruption of the value-added telecommunications service providers. In addition, since we rely on the performance of our publishers to deliver the ads, any interruption or failure of their information technology and communications systems may undermine the effectiveness of our advertising services and solutions and cause us to lose customers, which may harm our operating results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2019, within China, we have 53 patent applications pending and own 68 computer software copyrights, relating to various aspects of our SaaS products and targeted marketing. In addition, we have filed 82 trademark applications and have maintained 41 trademark registrations and 4 artwork copyrights in China. We have also registered 22 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

The internet and mobile industries in China are highly regulated. Our VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the Ministry of Industry and Information Technology, or MIIT, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. Our VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. Under the current PRC regulatory scheme, our VIE may be required to obtain a foreign-related investigation license. Operators must obtain various government approvals and licenses for relevant internet or mobile business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

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

We may seek to acquire, or make investment in additional businesses, products or technologies in both domestic and overseas markets. For example, we acquired the MLINK as an intangible asset, from Shanghai Liehong Information Technology Limited Company in March 2019 for a total consideration of RMB8.0 million (US$1.2 million). However, we have limited experience in acquiring, investing in and integrating businesses, products and technologies. If we identify an appropriate candidate for acquisition or investment, we may not be successful in negotiating the terms and/or financing of the transaction, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

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

We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, customers, employees or other individuals or entities, including claims of breach of contract or unfair competition. As of December 31, 2019, there were not any lawsuits in respect of labor disputes pending against us. Any potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract app developers and customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

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

We have implemented a number of measures to improve our internal control over financial reporting to address the material weakness that have been identified. We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have improved our monthly closing process, related financial reporting and disclosure procedures. Since 2018, we have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls and established an audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting processes as well as our external and internal audits.

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

As of December 31, 2019, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

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

In addition, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities.

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

Our business partners, including publishers and third-party data service providers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, our business partners may affect our business activities and reputation and, in turn, our results of operations. For example, we collaborate with third-party data service providers who supplement our dataset and maintain a strict vetting process before engaging such third-party data service providers to ensure the integrity and quality data, but we cannot assure that these service providers have accessed and processed data in a proper and legal manners and any noncompliance on their part may cause potential liabilities to us and disrupt our operations.

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

We have granted and may continue to grant share options or other equity incentives in the future, which may result in increased share-based compensation expenses.

We adopted a stock incentive plan in July 2014, or the 2014 Plan, and a stock incentive plan in March 2017, or the 2017 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. In 2017, 2018 and 2019, we recorded RMB8.3 million, RMB24.6 million and RMB47.3 million (US$6.8 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snowstorms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations. In recent years, there have been outbreaks of epidemics in China and globally.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The extent to which COVID-19 impacts our business and operating results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations have been adversely affected, and could be further affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Potential impacts include, but are not limited to, the following:

•

temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•

our customers in industries that are negatively impacted by the outbreak of COVID-19, including healthcare, travel, auto/transportation, and financial services sectors, may reduce their budgets on advertising and marketing, which may materially adversely impact our revenue from advertisement; and

•

our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts.

Because of the uncertainty surrounding the COVID-19 outbreak, as we will continue to incur costs for our operations, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time and our revenues during this period are difficult to predict.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide content and services on our platform.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC entities have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors, with a few exception, are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

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

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership.

Our VIE contributed 98.9%, 99.4% and 99.3% of our consolidated total net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct our VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, Cyberspace Administration of China (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The Chinese government has provided various tax incentives to our VIE in China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The certificate of high and new technology enterprise of our VIE was obtained in November 2016 and expired in November 2019. Our VIE obtained the certificate of high and new technology enterprise in December 2019 with a validity period of three years starting from December 2019 onwards. Any increase in the enterprise income tax rate applicable to our PRC subsidiary or VIE in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary or VIE in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and was amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, or NPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. On December 26, 2019, the State Council issued the Implementation Regulations for the PRC Foreign Investment Law, which has become effective on January 1, 2020. The regulations declare that China will establish a foreign investment security review system, and conduct security review for foreign investments which have or may have an adverse impact on national security. In addition, the Ministry of Commerce promulgated the Measures on Reporting of Foreign Investment Information, effective on the January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors undertaking a merger and acquisition of a non-foreign investment enterprise in China are required to submit an initial report through the enterprise registration system upon completion of amendment registration for the target enterprise.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A common shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any effective hedging arrangements in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Starting in 2011 the Chinese affiliates of the “ big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have wilfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

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

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

In November 2018, our board of directors authorized the repurchase of up to US$10 million of the ADSs or our common shares. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. As of December 31, 2019, we repurchased approximately US$5.9 million of the ADSs under the share repurchase program. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares or the voting power attached to such Class B common shares through a voting proxy or otherwise by a holder thereof to any person or entity that is not an affiliate of such holder, or the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of a holder of Class B common shares that is an entity to any person that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 107,000 ADSs) and 17,000,189 Class B common shares, which represent 77.0% of our total voting power, as of February 29, 2020. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 29, 2020, we had 77,148,685 common shares outstanding, comprising of (i) 60,148,496 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 26,412,978 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares may cause us to register under the Securities Act the sale of their shares. Holders of the convertible notes issued by us on April 17, 2018 may also cause us to register under the Securities Act the sale of their Class A common shares issuable upon conversion of the convertible notes at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. Assuming all the notes are converted into our Class A common shares at this initial conversion price, we would issue an aggregate of 2,975,897 Class A common shares to the holders of the convertible notes. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have elected to rely on home country practice to be exempted from the corporate governance requirements that we have a majority of independent directors on our board of directors and the audit committee of our board of directors has a minimum of three members. We have utilized, and intend to continue to utilize, the foregoing exemptions from the applicable corporate governance requirements, and we do not have a majority of independent directors and our audit committee consists of two independent directors instead of three. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A common shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and do not expect to be a PFIC for our current taxable year or for the foreseeable future.

However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

If we are or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds the ADSs or our Class A common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Shenzhen Hexum Hungu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, holding 80%, 10% and 10% equity interests in Hexun Huagu, respectively.

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

Overview

We are a leading developer service platform in China. Through our developer services, we reached approximately 1.36 billion monthly active unique mobile devices, accounting for approximately 90% of mobile device coverage in China, in December 2019. From these mobile devices, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “Best Social Marketing Case Study in Finance” and the “Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019, the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research, the “2017 Best Technology Company Award” from CCTV-Securities News Channel and have been recognized as the “2016 Most Influential Big Data Service Provider” from 36Kr, a well-known technology news platform in China, for our targeted marketing.

We provide a comprehensive suite of services to mobile app developers in China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS). Our services had been used by approximately 506,182 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of December 31, 2019. We are the partner of choice for many major internet companies, as well as leading consumer brands. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 707,000 as of December 31, 2017 to over 1,076,000 as of December 31, 2018 and further to over 1,452,000 as of December 31, 2019.

Since our inception through December 31, 2019, we have accumulated data from over 33.6 billion installations of our software development kits (SDKs) as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for AI-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and marketing effective insights from our data and to develop and refine our targeted marketing and other SaaS products. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of solutions that offer industry-specific, actionable insights for customers in a number of different areas. Our core solutions include:

•	Targeted marketing (“XiaoGuoTong”): We help advertisers improve their effectiveness by enabling them to target the right audience with the right content at the right time.

•	Other SaaS products mainly include market intelligence, financial risk management and location-based intelligence:

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

Collectively, the developer services and other SaaS products are termed SaaS Products.

We are also in the process of developing and launching other new solutions that will further leverage our data and insights to increase productivity for additional industries and customers.

We have built a robust technology infrastructure to support the usage of SaaS products and targeted marketing throughout China on a real-time basis. We have developed a proprietary network of over 8,123 servers strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our Software-as-a-service (“SaaS”) products and targeted marketing with great stability, immense speed and high reliability.

Our Business Model

We are a leading developer ecosystem service platform in China. Our business model is built upon our massive and quality data foundation, which we have established by leveraging the comprehensive suite of developer services we provide to mobile app developers in China. Our developer services provide core in-app functionalities, including push notification, instant messaging, analytics, sharing and short message service (SMS), verification and device connection. Through our developer services, we gain access to selected and anonymous device-level data that is necessary for, and relevant to, the services provided. Our centralized data processing platform stores, cleanses, structures and encrypts data that was collected and aggregated. We utilize AI and machine learning technologies to conduct modeling exercises and data mining in order to gain actionable and effective insights from the data. Based on our data foundation and leveraging our AI-powered centralized data processing platform, we have developed a variety of other SaaS products that offer industry-specific, actionable insights for customers.

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

Our developer services had been used by a cumulative number of approximately 506,182 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of December 31, 2019. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 707,000 as of December 31, 2017 to over 1,076,000 as of December 31, 2018 and further to over 1,452,000 as of December 31, 2019. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received “2018 Best Big Data Application Award” from China Electronic Commerce Committee and “the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research in 2018, and have been recognized as the “2018 Brilliant Business Partner on Tencent Social Network KA Service” by Tencent and as “2018 Top 20 Fin-Tech Service Platform of Banking Industry” by Yibencaijing in 2018, and as the “Best 2016-2017 SaaS Service Provider” by China SaaS Application Conference Committee in 2017.

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

Leveraging our technology infrastructure built upon a network of over 8,123 servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 23.9 billion messages to various app end users on an average daily basis in the three months ended December 31, 2019.

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

JMLink

Our JMLink is an enterprise-level deep linking service. It creates a highly effective way to improve user growth and activity. JMLink, with its deep link technology, helps direct customers to service with one-link. Short linking service could be integrated into the shared contents. When end-users click the link, targeted app installed on the device would be awakened and the corresponding page would be loaded on the app. JMLink helps promote conversion rate of products and services, thereby improving user growth and activities.

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

Others

We seek to develop more innovative services to meet the evolving demand of app developers. For example, we have customized our push notification services customers.

Our AI-Powered Data Processing Platform

By providing services to mobile app developers, we gain access to and aggregate massive amounts of anonymous device-level mobile behavioral data that we use to develop our industry-specific solutions. We only gain access to selected device-level data that is necessary for, and relevant to, the services provided based on our agreements with app developers and the consents they obtain from end users. Our developer services can be integrated into various apps on a single device which allows us to receive data from different and multiple dimensions, both online and offline. The data received through developer services primarily consists of unstructured metadata.

We also collaborate with third-party data service providers to supplement our dataset and maintain a strict vetting process before engaging third-party data service providers to ensure the integrity and quality of our data.

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

•

Volume—massive and ever-growing data pool. We had accumulated data from over 33.6 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2019. In December 2019, we generated data from approximately 1.36 billion monthly active unique mobile devices, which account for approximately 90% of mobile device coverage in China.

•

Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 506,182 developers representing over 1.45 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of December 31, 2019. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

•

Velocity—data timeliness. We access and process a large volume of data in real time. In December 2019, we captured data from 2.39 billion monthly active SDKs and 223.9 billion geographic location data records. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

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

•

Modeling. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our big targeted marketing as well as SaaS products. In addition to basic tags, we can further design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

AI, Data Analytics and Data Mining

Our AI, data analytics and data mining capabilities form the basis of our targeted marketing and other SaaS products, developed for specific industries. We utilize data analytics to gain further statistical insight and employ automated data mining processes to find meaningful correlations and intelligent patterns.

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

•

We design and tailor machine learning algorithms based on the nature of our solutions. For example, to enhance our financial risk management solutions, we improve traditional deep learning algorithms by utilizing the machine learning technique of GBDT (gradient boosting decision tree), which not only preserves the correlations between variables but also maximizes the explanatory ability of patterns.

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

Our Other SaaS Products

Our other SaaS products currently comprise of market intelligence, financial risk management and location-based intelligence (“iZone”). Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. We are constantly evaluating market opportunities and will strategically expand our solution offerings that use our data and insights to increase productivity for additional industries and customers.

From tag generation to product design to day-to-day deployment of our solutions, we leverage our high-quality and ever-growing data pool and utilize AI and machine learning technology and other advanced data technology to productize our other SaaS products. During the development stage of our other SaaS products, proprietary indices and tags are generated by our centralized data processing platform. These tags and indices cover multiple dimensions which we then selectively utilize for different solutions depending on solution specific requirements. We have been making continuous efforts to enhance our other SaaS products by interacting with our customers and incorporating their feedback on our solutions. Over time, we have been able to shorten our product development cycle as we increase the size of our data pool and the depth of our data and accumulated more market intelligence and experiences through a trial and error process.

Moreover, by purposefully designing our other SaaS products to be standardized, we make such SaaS products easily scalable to serve an increasing number of customers. Because of the comprehensiveness and inter-connectedness of our data and solutions, we can offer one-stop solutions to our customers and cross-sell other suitable or newly developed solutions to existing customers.

We have received numerous awards for our innovative other SaaS products, including the “2018 Big Data Application Award” from China E-commerce Committee, the “2017 Big Data Innovative Solution Award” from Big Data Magazine and the “2016 Innovative Big Data Company in China” from Data Technology Industry Innovative Institute.

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

iMarketing

iMarketing is a new product line launched under iApp. It provides better support to advertisement customers in pre-advertising decision making process and data analytics before and after advertising. At pre-advertising stage, customers can benefit from audience analytics and more accurate targeted marketing. At post-advertising stage, it helps perform historical data analysis and trend comparison. We charge iMarketing service based on the number of times of creating targeted audience group tag/criteria over the contract period.

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

Targeted Marketing

We provide targeted marketing in the form of integrated marketing campaigns to our advertising customers through our XiaoGuoTong marketing platform, which is built upon our massive amounts of multiple-dimensional data. We have developed and maintain on-going business relationships with many reputable ad inventory suppliers and our marketing platform is connected with theirs through APIs to streamline and automate the ad slots bidding and ad placement process. We utilize our massive amount of data and leverage our AI-driven data mining capabilities to choose the right targeted audience and the ad inventory that is most suitable for the customer’s marketing needs through our platform. We vet our targeted marketing customers and screen their proposed ad content to ensure that they have the required licenses and qualifications to engage us for posting ads online and are otherwise in compliance with regulatory requirements. We also create, design, develop and optimize the content for our customers’ ads, utilizing a wide variety of ad formats, such as graphics or videos. Through our XiaoGuoTong marketing platform, we bid for ad slots and place ads on a real-time basis on behalf of advertisers and monitor results. Our marketing solutions help our advertising customers generate higher ROIs on their advertising spend. Customers can also access our platform through a web-based dashboard to see the marketing results and direct to us any customer service inquiries.

We launched targeted marketing in 2016. Our targeted marketing customers mainly include financial institutions, large media and entertainment app publishers, online game companies and ecommerce platforms. We intend to expand into other industry verticals and capture more market opportunities in the future.

Customers use our targeted marketing for two main purposes: new user acquisition and existing user re-engagement. We assist our customers with ad placements that most effectively reach the potential group of people who, based on the results of our profiling analysis, are most likely to be attracted to our customers’ products or services.

Upon receiving orders from our customers, we first utilize our data and AI-powered data analytics capabilities to decide which ad inventory suppliers to use, taking into account the volume and quality of their traffic and the relevance to the advertisers, and then we purchase ad inventory from ad inventory suppliers on a real-time basis by bidding for ad slots on the ad inventory suppliers’ online media networks using rates negotiated with various ad inventory suppliers. We then sell to our advertising customers our targeted marketing in the form of integrated marketing campaigns, which include primarily creating and designing the right content for our customers’ ads and placing the ads on the ad slots selected. Utilizing our multi-dimensional, as well as industry specific, data and leveraging our proprietary machine learning algorithms, we can better estimate targeted user click-through-rates (CTRs). Based on these estimates, we bid strategically and intelligently for ad placement, generating higher ROI for our advertising customers. We typically pay for ad placements on online media networks on a cost-per-thousand impressions (CPM) basis. For our targeted marketing, we use performance-based fee arrangements whereby we charge the marketing customers primarily on a cost-per-click (CPC) or cost-per-action (CPA) basis. Based on our contractual relationships with our customers, we are obligated to satisfy the integrated marketing campaign objectives of the advertising customers and bear credit risk in case of advertisers’ failure to pay.

In 2017, we sourced 49.4% of our ad inventories from Tencent, because we believed the user traffic provided by Tencent was more suitable for meeting our current customer mix and their marketing needs. In 2018, we sourced 14.8% of our ad inventories from Tencent. In 2019, we sourced 2.5% of our ad inventories from Tencent. We have entered into a framework agreement with Tencent in 2016, pursuant to which we may select and purchase suitable ad inventories provided by Tencent’s social networking platforms, such as GuangDianTong and WeChat/Weixin. Under the framework agreement, we have to prepay for the ad inventories through an account designated by Tencent, and Tencent may charge us fees based on a cost-per-click (CPC), cost-per-thousand impressions (CPM) or other basis. The framework agreement has an initial term that ended on December 31, 2016, and will automatically extend for successive one-year periods unless otherwise terminated with written notice prior to the expiration of the then current term. In addition, Tencent may terminate the agreement earlier if it is of the view that we or the ads placed by us are in violation of applicable laws and regulations. As of the date of this annual report, the agreement is still in full force and effect. In 2017, 2018 and 2019, we paid for the ad inventories purchased from Tencent on a CPM basis. As we expand our targeted marketing customer base and engage more customers from a broader spectrum of industries, we expect to diversify our sources of ad inventory by increasing the number of suppliers we work with and purchasing more ad inventories from other existing suppliers.

We have received numerous awards for our Targeted marketing, including the “ Best Social Marketing Case Study in Finance” and the “ Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019.

Advertisement SaaS

Advertisement SaaS is our data management platform services, which provides tagged population data package after data masking to customers who can utilize for ads placement without our direct involvement. We provide advertisement SaaS services by charging a fee based on a percentage of total value of advertisement placed.

Light Push

Similar to traditional targeted marketing service, we provide light push service in the form of integrated marketing campaigns to advertising customers through light push alliance, which is built upon the apps that are a member of this alliance. In this alliance, developers will contribute their push message resources (push channels) to us in order to generate a common media resource pool. We will manage the pool of resources (push channels) to do retargeting for developer’s mobile apps. All apps should be embedded with our upgraded light-push SDKs to increase developers’ daily active users (DAU) as well as new user acquisition. We provide Light Push services using performance-based fee arrangements where we charge the ad customers primarily on a cost-per-click (CPC) or cost-per-action (CPA) basis.

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of other SaaS products and targeted marketing throughout China on a real-time basis. We have strategically selected our data center locations in China. In total, we run over 8,123 servers in 9 data centers located in 4 cities in China, including Guangzhou, Beijing, Wuxi and Xiamen, to ensure broad network coverage and minimize disruptions in our services. We also utilize cloud servers provided by industry leading third-party cloud service providers.

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

Our technology infrastructure delivers the stability needed to support our high messaging and data volume, the high speed required for real-time apps, the scalability to support increased volumes over time and the flexibility to allow for new product development and the integration of multiple developer services into a single app. Leveraging our extensive and carefully designed technology infrastructure, we are able to provide app developers and other SaaS products customers with more cost-effective solutions with great stability, immense speed and high reliability.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our other SaaS products and targeted marketing customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB71.7 million, RMB134.4 million and RMB176.2 million (US$25.3 million) of research and development expenses in 2017, 2018 and 2019, respectively.

Our research and development teams are primarily organized into three groups. A team of software engineers and technology infrastructure architects work closely together to develop and upgrade new and existing developer services. We have a dedicated team of data scientists who focus on data modeling using machine learning technology and maintain and upgrade our data processing platform. We also have another team of product developers who identify the potential market demand and lead the development of new SaaS products and enhancement of existing solutions. Most of our research and development personnel are based in Shenzhen, and we also maintain a research and development center in Beijing.

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2017, 2018 and 2019, we had 2,263, 3,024 and 3,456 customers who purchased our SaaS products and targeted marketing within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for SaaS products and targeted marketing during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2017, 2018 and 2019.

Customers of SaaS products. Our paying customers for SaaS products increased from 1,411 in 2017 to 1,950 in 2018 and further to 2,645 in 2019. The following describes our customer base for each of our SaaS products:

•

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

Customers of targeted marketing. Our targeted marketing customers include companies across multiple industries, including financial institutions, media and entertainment app publishers, online game companies and e-commerce platforms. The number of our customers for targeted marketing increased from 852 in 2017 to 1,074 in 2018 and decreased slightly to 811 in 2019.

Sales and Marketing

Sales

We sell our solutions through our experienced direct sales force. Our sales force is first organized by product line, with each team responsible for one line of our SaaS products or targeted marketing offerings, and then further organized into multiple regional teams covering different regions across China.

We incentivize our sales teams by setting specific key performance goals for each team responsible for the corresponding line of SaaS products or targeted marketing and by adopting a commission-based reward mechanism linked to the sales personnel’s performance. We design the mechanism to encourage and incentivize our sales teams to sell not only newly developed service or solution offerings but also the existing SaaS products and targeted marketing.

Our sales teams focus on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and cross-selling opportunities to drive purchases and subscriptions of additional functionalities and solutions. Due to the comprehensiveness and inter-connectedness of our products and solutions, we can offer one-stop solutions to our customers across their full customer lifecycle management and cross-sell other suitable and newly developed solutions to our customers. For example, we provide targeted marketing to financial institutions clients to help them acquire new users, provide push notification services for continued user engagement and offer our financial risk management solutions to assist them with assessing the creditworthiness of borrowers. We are also able to use our own other SaaS product for more precise targeted marketing on our own behalf.

We also operate a proprietary customer management system comprising a number of functions, including customer management, contract management and processing and keeping records of financial related matters. Our sales teams use our customer management system to manage our customers, contracts and orders. This integrated system enhances our ability to manage our customers and allows us to react to customer needs in a fast and efficient way. We believe that our customer management system has been a key factor in enabling us to manage the rapid growth of our business to date and provides us with scalability going forward.

Service Support

At the stage of initial engagement with a customer, we have our research and development personnel that is responsible for developing and enhancing the relevant SaaS products and targeted marketing provide technical and customer support to the customer, and our sales personnel serves as the contact point for the customer and facilitates communication between the customer and support personnel.

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

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

•

Collaboration with media partners. We have established collaboration selectively with traditional and online media partners, published 105 corporate releases and product releases on media and also issued 30 data reports in 2019.

•

Offline events. We host and participate in various events, such as 26 industry conferences and 17 developer and industry salons in 2019, to develop and maintain relationships with industry participants and app developers.

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

Our intellectual property rights are critical to our business. As of December 31, 2019, we have 53 patent applications pending in China and own 68 computer software copyrights in China, relating to various aspects of our SaaS products and targeted marketing. In addition, we have filed 82 trademark applications and maintained 41 trademark registrations and 4 artwork copyrights in China. We have also registered 22 domain names, including jiguang.cn, among others.

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

Competition

We believe that we are positioned favorably against our competitors. However, the markets for SaaS products and targeted marketing are rapidly evolving. Our competitors may compete with us in a variety of ways, including by launching competing products, expanding their product offerings or functionalities, conducting brand promotions and other marketing activities and making acquisitions. In addition, many of our competitors are large, incumbent companies who are better capitalized than we are.

We face competition in all lines of business. Our developer services face competition from other major mobile app developer services providers in China. For our targeted marketing, we may face competition from major internet companies, such as Tencent, Baidu and Alibaba, in the future as we further grow, although we currently collaborate with them to source ad inventory from them. We also face competition from traditional media for advertising spending. We also directly compete with market intelligence service providers with respect to our market intelligence solutions and financial risk management service providers with respect to our financial risk management solutions.

As we introduce new SaaS products and targeted marketing, as our existing solutions continue to evolve or as other companies introduce new products and services, we may become subject to additional competition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully with our current or future competitors.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Foreign Investment

The PRC Foreign Investment Law, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the PRC Foreign Investment Law, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. In addition, the Ministry of Commerce promulgated the Measures on Reporting of Foreign Investment Information, effective on January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors carrying out investment activities in China directly or indirectly shall submit investment information to the commerce administrative authorities pursuant to these Measures.

The Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version), or the Negative List (2019 Version), requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List (2019 Version), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2019 Version) but not classified as “prohibited.”

We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2019 Version). We conduct business operations that are restricted for foreign investment through our VIE.

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The PRC Telecommunications Regulations, which became effective on September 25, 2000 and was latest amended on February 6, 2016, are the core regulations on telecommunications services in China. The PRC Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the latest revised Catalog of Classification of Telecommunication Business, which took effect on March 1, 2016 and was amended on June 6, 2019, information services, whether provided via internet networks or public communication networks, and domestic call center services, are classified as B2 type of value-added telecommunications services. The PRC Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services.

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

Pursuant to the Negative List (2019 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2019 Version), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but are not classified as “prohibited”. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call center services).

To comply with such foreign ownership restrictions, we operate our businesses in China through Hexun Huagu which is owned by PRC citizens. Hexun Huagu is controlled by the WFOE, our wholly-owned subsidiary, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure.” Based on our PRC legal counsel, Han Kun Law Offices’ understanding of the current PRC laws and regulations, our corporate structure complies with all applicable PRC laws and regulations in all material respects, and subject to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”, our contractual arrangements are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

We currently hold a valid value-added telecommunications business operation license through our VIE Hexun Huagu, covering the provision of internet information services and the provision of call center, issued by MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems.

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

Regulations on Mobile Internet Applications

In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.

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

Pursuant to the Ninth Amendment to the PRC Criminal Law issued by the Standing Committee of the PRC National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to ful fill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China together with other three agencies jointly promulgated the Identification Methods of Illegal Collection and Use of Personal Information through Apps, or the Identification Methods, which provides guidance for regulators to identify the illegal collection and use of personal information through mobile apps, and for app operators to operate self-assessment and correction of incompliance. The Identification Methods outline specific practices that may be identified as six circumstances, including but not limited to collecting or using personal information without the consent of end users, and providing others with personal information without the consent of end users. According to the Identification Methods, nine types of practices may be identified as collecting or using personal information without the consent of end users, including (i) commencing the collection of personal information or opening the authority to collect personal information before obtaining the consent of users, (ii) collecting personal information or opening the authority to collect personal information after receiving the user’s disagreement or asking for the user’s consent frequently while interfering with the normal use of a user, (iii) collecting personal information or opening the authority for collectable personal information beyond the scope of users’ authorization, (iv) obtaining the users’ consent by non-express means, (v) changing the authority status for collection of personal information set by a user without the user’s consent, (vi) utilizing users’ personal information and algorithms to push information from targeted sources, but failing to provide options for non-targeted push information, (vii) misleading users into agreeing to collect personal information or open the authority to collect personal information by fraud, deception or other improper means, (viii) failing to provide users with channels and methods for withdrawing consent to collect personal information, and (ix) collecting and using personal information in violation of its stated collection and use rules; three types of practices may be identified as providing others with personal information without the consent of a user, including: (i) an app directly providing personal information for a third party without the consent of a user and without anonymization, (ii) an app providing a third party with the personal information it has collected after the data is transmitted to the background server of the app without the consent of a user and without anonymization, and (iii) an app that is linked with a third-party application providing personal information to the third-party application without the consent of users.

As an internet information services provider, our VIE Hexun Huagu is subject to these laws and regulations relating to protection of personal information. Although Hexun Huagu only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop targeted marketing and other SaaS products that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.”

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

Regulations on Intellectual Property Rights

Software Registration

The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2019, we have registered copyrights to 68 software programs in China.

Artwork Copyrights

In accordance with the Provisional Measures on Voluntary Registration of Works which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as a preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2019, we have registered 4 artwork copyrights.

Domain Name

In September 2002, China Internet Network Information Center, or the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. In accordance with the Measures on the Regulation of Domain Name Disputes promulgated by the CNNIC, which became effective on September 1, 2014, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC. As of December 31, 2019, we have registered 22 domain names, 13 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2019, we have registered 41 trademarks and had filed 82 trademark applications in China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2019, we are in the process of applying for 53 patents in China.

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

We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules as our company has become an overseas listed company. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended in 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and was amended in 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

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

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 37 and/or SAT Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

On November 19, 2017, the State Council promulgated the Decision of the State Council on Abolishing the Interim Regulations of the PRC on Business Tax and Amending the Interim Value-Added Tax Regulations of the PRC, deciding to abolish the Interim Regulations of the People’s Republic of China on Business Tax. Since then, business tax has been comprehensively cancelled. We currently pay the VAT instead of business taxes for our revenue derived from the provision of some modern services.

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends from income generated from the business of a PRC subsidiary after January 1, 2008 and distributed to its foreign investor are subject to withholding tax at a rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favourable tax treatment, the relevant tax authorities may adjust the favourable withholding tax in the future.

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

Regulations on Dividend Distribution

Companies in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

Our WFOE and VIE have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. We have recorded accruals for estimated underpaid amounts in our consolidated financial statements.

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

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 6,442.50 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Guangzhou and Chengdu with an aggregate floor area of approximately 1,774.48, 648.24, 168.40 and 44 square meters, respectively. These leases vary in duration from one to five years.

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

We are a leading developer ecosystem service provider in China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of targeted marketing and other SaaS products that offer industry-specific, actionable insights for customers. Our other SaaS products include market intelligence, financial risk management and location-based intelligence. We currently generate revenue primarily from our targeted marketing and other SaaS products, while we adopt a freemium model for most of our developer services.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors affecting China’s mobile internet industry and app developer services market, as well as the application of big data technology in China. The general factors include China’s overall economic growth and level of per capita disposable income, mobile internet usage and penetration, development of the app developer services market, growth of application of targeted marketing and other SaaS products in areas such as mobile marketing, financial risk management services, market intelligence and location-based intelligence services, the competitive environment and governmental policies and initiatives affecting the Chinese mobile internet industry and data technology. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and solutions and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

•	our ability to increase the number of customers and average spending per customer;

•	our ability to develop new SaaS products and targeted marketing that meet market demands;

•	our ability to broaden and deepen our data pool and enhance our AI and machine learning technology; and

•	our ability to further improve our margins.

Our ability to increase the number of customers and average spending per customer

Growth in our number of customers and average spending per customer are key drivers of our revenue growth. Our total revenues increased substantially from 2017 to 2018 and further to 2019. Our number of customers increased from 2,263 in 2017 to 3,024 in 2018 and further to 3,456 in 2019. We define our customers in a given period as those that purchase at least one of our paid-for SaaS products including developer service and other SaaS products or Targeted marketing during the same period. The average spending per customer also increased from RMB125,810 in 2017 to RMB236,158 in 2018 and further to RMB262,285 (US$37,675) in 2019. Along with the growth of our revenues from targeted marketing, our number of customers of targeted marketing increased from 852 in 2017 to 1,074 in 2018 and decreased slightly to 811 in 2019, and the average spending per customer for targeted marketing increased from RMB259,569 in 2017 to RMB533,329 in 2018 and further to RMB858,434 (US$123,306) in 2019. Over the same time periods, our revenues from SaaS products also increased, driven by an increase in our number of customers of developer services from 1,411 in 2017 to 1,950 in 2018 and further to 2,645 in 2019, as well as an increase in the average spending per customer for SaaS products from RMB45,043 in 2017 to RMB72,484 in 2018 and further to RMB79,496 (US$11,419) in 2019. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continuously broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SaaS products and targeted marketing, develop and productize new services and solutions, and effectively market and sell our services and solutions.

Our ability to develop new SaaS products and targeted marketing that meet market demands

Our future success is significantly dependent on our ability to continually develop new SaaS products and targeted marketing that meet evolving market demands. We have dedicated and will continue to dedicate significant resources and efforts to developing new SaaS products and targeted marketing. We have a team of product developers within our research and development team who identify the potential market demand and lead the development of new services and solutions and the enhancement of existing ones. We seek to develop more innovative developer services, in line with the development of mobile internet and Internet of Things (IoT) to meet the evolving demand of app developers and customers. Furthermore, we have expanded from our original focus on targeted marketing to more other SaaS products such as market intelligence, financial risk management and location-based intelligence. We will continue to enrich and expand our existing solutions to better serve existing customers and attract new customers, and also seek to expand our SaaS products and targeted marketing to exploit mobile big data opportunities in new industry verticals and sub-verticals.

Our ability to broaden and deepen our data pool and enhance our AI and machine learning technology

We generate revenue primarily from our targeted marketing and SaaS products. Our ability to expand and improve our existing and develop new ones depends on the size and depth of our data pool as well as the technology we use to process the data and derive actionable insights from it. It is thus critical for us to both enrich our data pool and enhance our AI and machine learning capabilities to extract deeper insights from the data. We intend to achieve the former by continuing to offer best-in-class developer services and attract more app developers to use our services in their apps, and the latter by refining our algorithms and improving our predictive capabilities. To that end, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. The enhancement of our research and development capabilities enables us to develop new SaaS products and optimize our solution offerings, thereby allowing us to obtain more favorable pricing terms for our targeted marketing and SaaS products.

Our ability to further improve our margins

Our results of operations are directly affected by our ability to improve our margins. Our business has grown substantially while at the same time improving our cost efficiency. Our gross margin is mainly affected by the mix of our SaaS products and targeted marketing, as a majority of revenues are from targeted marketing which incur cost of revenues for purchasing ad inventory, while developer services do not incur such cost of revenues. Our ability to increase our gross margin depends on our ability to expand our other SaaS products in addition to targeted marketing and improve the margin of targeted marketing. Moreover, our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues.

Our developer services are strategically modularized to maximize efficiency and cohesiveness of operations, and our centralized data processing platform has been designed and built to power our growth as we scale to meet demands from our expanding customer base and allow for quick and cost-effective product development. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to lower our operating expenses as a percentage of revenues also depends on our ability to improve sales efficiency. Currently, we sell our targeted marketing and other SaaS products through our direct sales force, which focuses on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and cross-selling opportunities. We will also utilize the insights we gain from data analytics and mining to guide our own sales and marketing efforts as well as our product development activities to improve our margins.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate revenue from our SaaS Products and targeted marketing. The following table breaks down our total revenues by categories, by amounts and as percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Targeted Marketing	221,153	77.7	572,796	80.2	696,190	100,001	76.8
SaaS Products	63,556	22.3	141,345	19.8	210,268	30,204	23.2
Total	284,709	100.0	714,141	100.0	906,458	130,205	100.0

Targeted Marketing. We generate targeted marketing revenue by providing targeted marketing in the form of integrated marketing campaigns to advertisers through our XiaoGuoTong marketing platform, which is built upon our multi-dimensional device-level mobile behavioral data. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers.

We have contractual arrangements with customers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for our targeted marketing primarily based on a cost-per-click (CPC) or cost-per-action (CPA) basis. Revenue is recognized at a point in time once agreed actions are performed. We act as the principal in the targeted marketing arrangements under which we have control over the fulfilment of the service and discretion in establishing price. Accordingly, we recognize revenue on a gross basis.

SaaS Products. We generate SaaS products revenues primarily by providing developer services and other SaaS products which include market intelligence, financial risk management and location-based intelligence. For developer service, there are two types contracts, subscription-based contracts and project-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with our customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. We provide our customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot drive economic benefit from the related system training services on its own. Meanwhile, we also provide post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 605, we recognize revenue pro rata over post-contract-service period in accordance with ASC 985-605-25. Under ASC 606, we recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by us.

For other SaaS products, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with its customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. We recognize revenue at the point in time when the customized reports are provided.

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. We recognize revenue at a point in time when the queries are processed or the features the customers utilized.

We expect our total revenues will continue to increase in the foreseeable future as we further expand our business.

Cost of revenues

Our cost of revenues consists primarily of the cost of purchasing ad inventory associated with our targeted marketing, bandwidth cost, staff costs and depreciation of servers used for revenue generating services and solutions.

In relation to our targeted marketing, upon receiving orders from our customers, we first utilize our data and AI-powered data analytics capabilities to determine the ad inventory that is most suitable for the customers’ ads, and then purchase the ad inventory from selected suppliers, primarily online media networks on a real-time basis. In 2017, 49.4% of the ad inventory was purchased from Tencent, and 44.0% of our cost of revenue was attributable to Tencent. In 2018, 14.8% of the ad inventory was purchased from Tencent, and 13.5% of our cost of revenue was attributable to Tencent. In 2019, 2.5% of the ad inventory was purchased from Tencent, and 2.4% of our cost of revenue was attributable to Tencent. This percentage decreased, as we expanded our targeted marketing customer base and engaged more customers from a broader spectrum of industries.

In relation to our bandwidth cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands, except for percentage data)
Gross profit	RMB71,339	RMB197,067	RMB256,862	US$	36,896
Gross margin	25.1%	27.6%	28.3%		28.3%

Our gross margin is mainly affected by the mix of our revenues, particularly between SaaS products and targeted marketing, as targeted marketing incurred cost of revenues for purchasing ad inventory, while SaaS products do not incur such cost of revenues.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Research and development expenses	71,651	43.8	134,358	46.4	176,248	25,316	43.6
Sales and marketing expenses	59,673	36.4	83,853	28.9	118,548	17,028	29.3
General and administrative expenses	32,431	19.8	71,641	24.7	109,291	15,699	27.1
Total	163,755	100.0	289,852	100.0	404,087	58,043	100.0

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

UA Mobile Limited, our wholly-owned subsidiary in the British Virgin Islands, and all dividends, interest, rents, royalties, compensation and other amounts paid by UA Mobile Limited to persons who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of UA Mobile Limited by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of UA Mobile Limited.

All instruments relating to transfers of property to or by UA Mobile Limited and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the British Virgin Islands. This assumes that UA Mobile Limited does not hold an interest in real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to UA Mobile Limited.

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

PRC

Generally, our WFOE and VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. The certificate of high and new technology enterprise of our VIE was obtained in November 2016 and expired in November 2019. Our VIE obtained the certificate of high and new technology enterprise in December 2019 with a validity period of three years starting December 2019 onwards.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	284,709	100.0	714,141	100.0	906,458	130,205	100.0
Cost of revenues(1)	(213,370)	(74.9)	(517,074)	(72.4)	(649,596)	(93,309)	(71.7)
Gross profit	71,339	25.1	197,067	27.6	256,862	36,896	28.3
Operating expenses:(1)
Research and development expenses	(71,651)	(25.2)	(134,358)	(18.8)	(176,248)	(25,316)	(19.4)
Sales and marketing expenses	(59,673)	(21.0)	(83,853)	(11.7)	(118,548)	(17,028)	(13.1)
General and administrative expenses	(32,431)	(11.4)	(71,641)	(10.0)	(109,291)	(15,699)	(12.1)
Total operating expenses	(163,755)	(57.5)	(289,852)	(40.6)	(404,087)	(58,043)	(44.6)
Loss from operations	(92,416)	(32.5)	(92,785)	(13.0)	(147,225)	(21,147)	(16.2)
Foreign exchange (loss)/gain, net	(2,724)	(1.0)	264	0.0	435	62	0.0
Interest income	314	0.1	3,657	0.5	6,300	905	0.7
Interest expense	(122)	(0.0)	(7,054)	(1.0)	(11,118)	(1,597)	(1.2)
Other income	677	0.2	8,449	1.2	38,812	5,576	4.3
Change in fair value of derivative asset	—	—	—	—	3,117	448	0.3
Change in fair value of derivative liability	—	—	21,302	3.0	—	—	—
Loss before income taxes	(94,271)	(33.1)	(66,167)	(9.0)	(109,679)	(15,753)	(12.1)
Income tax benefit/(expense)	3,980	1.4	(30)	(0.0)	(162)	(23)	(0.0)
Net loss	(90,291)	(31.7)	(66,197)	(9.3)	(109,841)	(15,776)	(12.1)

Notes:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of revenue	—	—	73	10
Research and development expenses	1,408	9,448	12,819	1,841
Sales and marketing expenses	944	3,347	6,040	868
General and administrative expenses	5,923	11,766	28,352	4,073
Total	8,275	24,561	47,284	6,792

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 26.9% from RMB714.1 million in 2018 to RMB906.5 million (US$130.2 million) in 2019, with increases in revenues from both targeted marketing and SaaS products.

Our revenues from targeted marketing increased by 21.5% from RMB572.8 million in 2018 to RMB696.2 million (US$100.0 million) in 2019, which was primarily due to the increase in average spending per customer by 61.0% from RMB533.3 thousand in 2018 to RMB858.4 thousand in 2019.

Our revenues from SaaS products increased by 48.8% from RMB141.3 million in 2018 to RMB210.3 million (US$30.2 million) in 2019, which was mainly due to the growth in the number of customers by 35.6% from 1,950 in 2018 to 2,645 in 2019.

Cost of revenues

Our cost of revenues increased by 25.6% from RMB517.1 million in 2018 to RMB649.6 million (US$93.3 million) in 2019, while our business expanded and our revenues grew. Such increase was mainly attributable to the increases in the cost of media inventory by RMB121.6 million, short message costs by RMB6.0 million, bandwidth and cloud costs by RMB5.0 million.

Gross profit

Our gross profit increased by 30.3% from RMB197.1 million in 2018 to RMB256.9 million (US$36.9 million) in 2019. Our gross margin increased from 27.6% to 28.3% during the same periods, mainly due to the mix-shift of revenue growth during the same period.

Research and development expenses

Our research and development expenses increased by 31.2% from RMB134.4 million in 2018 to RMB176.2 million (US$25.3 million) in 2019. The increase was primarily attributable to increases in personnel costs by RMB22.4 million, depreciation of servers by RMB11.4 million, and lease and office expense by RMB4.4 million.

Sales and marketing expenses

Our sales and marketing expenses increased by 41.4% from RMB83.9 million in 2018 to RMB118.5 million (US$17.0 million) in 2019. The increase was primarily attributable to increases in the personnel costs by RMB16.5 million, marketing expenses by RMB9.0 million, and travel and entertainment expense by RMB4.4 million.

General and administrative expenses

Our general and administrative expenses increased by 52.4% from RMB71.6 million in 2018 to RMB109.3 million (US$15.7 million) in 2019. The increase was primarily due to increases in personnel costs by RMB20.5 million and allowance for doubtful accounts of RMB13.7 million.

Net loss

As a result of the foregoing, we recorded a net loss of RMB109.8 million (US$15.8 million) for the year ended December 31, 2019, compared to a net loss of RMB66.2 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 150.8% from RMB284.7 million in 2017 to RMB714.1 million in 2018, with increases in revenues from both targeted marketing and SaaS products.

Our revenues from targeted marketing increased by 159.0% from RMB221.2 million in 2017 to RMB572.8 million in 2018, which was primarily due to the increase in the number of customers by 26.1% from 852 in 2017 to 1,074 in 2018 and the increase in average spending per customer by 105.5% from RMB259.6 thousand in 2017 to RMB533.3 thousand in 2018.

Our revenues from SaaS products increased by 122.5% from RMB63.6 million in 2017 to RMB141.3 million in 2018, which was mainly due to the growth in the number of customers by 38.2% from 1,411 in 2017 to 1,950 in 2018.

Cost of revenues

Our cost of revenues increased by 142.3% from RMB213.4 million in 2017 to RMB517.1 million in 2018, while our business expanded and our revenues grew. Such increase was mainly attributable to the increases in the cost of purchasing of ad inventory by RMB281.2 million, bandwidth cost and depreciation of servers associated with revenue generation by RMB12.8 million, and cost of staff directly related to revenue generation by RMB3.5 million.

Gross profit

Our gross profit increased by 176.4% from RMB71.3 million in 2017 to RMB197.1 million in 2018. Our gross margin increased from 25.1% to 27.6% during the same periods, due to the significant revenue growth during the same period.

Research and development expenses

Our research and development expenses increased by 87.4% from RMB71.7 million in 2017 to RMB134.4 million in 2018. The increase was primarily attributable to the increases in research and development personnel compensation expenses by RMB42.3 million, bandwidth costs by RMB10.2 million, and depreciation expenses of servers used for research and development by RMB5.5 million.

Sales and marketing expenses

Our sales and marketing expenses increased by 40.5% from RMB59.7 million in 2017 to RMB83.9 million in 2018. The increase was primarily attributable to the increase in the compensation expenses for personnel engaged in sales and marketing activities by RMB19.4 million and advertising and other marketing expenses associated with brand and product promotions by RMB2.6 million.

General and administrative expenses

Our general and administrative expenses increased by 121.0% from RMB32.4 million in 2017 to RMB71.6 million in 2018. The increase was primarily due to the increases in compensation and other personnel related expenses by RMB14.3 million, professional fees by RMB13.9 million, and allowance for doubtful accounts of RMB4.0 million.

Net loss

As a result of the foregoing, we recorded a net loss of to RMB66.2 million for the year ended December 31, 2018, compared to a net loss of RMB90.3 million for the year ended December 31, 2017.

Critical Accounting Policies

Revenue recognition

Starting from January 1, 2019, we adopted the new revenue guidance ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of January 1, 2019. The impact for twelve months ended December 31, 2019 was an increase to revenue of RMB3.1 million and the cumulative impact for beginning retained earnings was RMB4.6 million as a result of applying the new revenue standard, with the impact primarily related to the Company’s private cloud-based services.

Starting from 2019, we have changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer service and other SaaS products, formerly named as other vertical data solutions, to revenues under SaaS products. We generate revenues primarily through targeted marketing, and SaaS products. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services.

Targeted marketing

We generate targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the XiaoGuoTong marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers.

We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for the targeted marketing solutions primarily based on a cost-per-click (CPC) or cost-per-action (CPA) basis. Majority of the contract duration is less than one year. For certain arrangements, customers are required to pay us before the services are delivered. For other arrangements, we provided customers with a credit term less than one year. We act as the principal in the targeted marketing arrangements under which we have control over the fulfilment of the service and has discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed. Revenues are presented net of value-added tax collected on behalf of the government.

SaaS Products

We generate SaaS products revenue primarily from developer services and other SaaS products. For developer services, there are two types contracts, subscription-based contracts and project-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to our notification services platform. This enables customers to send notifications and messages to users. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with our customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. We provide our customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot drive economic benefit from the related system training services on its own. Meanwhile, we also provide post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 605, we recognize revenue pro rata over post-contract-service period in accordance with ASC 985-605-25. Under ASC 606, we recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by us. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.

For other SaaS products, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with our customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. We recognize revenue at the point in time when the customized reports are provided.

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. We recognize revenue at a point in time when the queries are processed or the features are utilized by the customers.

For certain arrangements, customers are required to pay before the services are delivered. For other arrangements, we provided customers with a credit term under one year. Revenues are presented net of value-added tax collected on behalf of the government.

Long-term investments

Our long-term investments consist of equity investments without readily determinable fair value.

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2019, we carry at cost of our investments in investees which do not have readily determinable fair value and we do not have significant influence in accordance with ASC 325-20, Investments-Other: Cost Method Investments. We only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since our investment. Our management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Subsequent to the adoption of ASC 321 on January 1, 2019, for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Income taxes

We account for income taxes using the liability approach and recognize deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and our reported amounts in the consolidated financial statements using enacted tax rates in effect for the year end period in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. We evaluate the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

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

Restricted Share Unit Grants

The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2017, 2018 and 2019:

Grant Date	Number of Restricted Share Units Granted	Weighted- Average Grant- date Fair Value per Restricted Share Unit
		US$
Various dates in 2017	—	—
Various dates in 2018	12,550	7.97
Various dates in 2019	33,643	6.48

The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2017, 2018 and 2019 were nil, RMB447 thousand and RMB1,938 thousand (US$278 thousand), respectively.

Option Grants

The following table sets forth information regarding the share options granted under our stock incentive plans in 2017, 2018 and 2019

Grant Date	Number of Options Granted	Weighted- Average Per Option Exercise Price	Weighted- Average Grant- date Fair Value per Option
		US$	US$
Various dates in 2017	894,115	2.41	1.53
Various dates in 2018	1,736,390	3.89	6.66
Various dates in 2019	333,077	1.29	7.21

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2017, 2018 and 2019 were RMB8.3 million, RMB24.2 million, RMB45.4 million (US$6.5 million), respectively.

Fair Value of Options

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2017, 2018 and 2019 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2017	2018	2019
Risk-free interest rate(1)	2.27% ~ 2.41%	2.27% ~ 2.93%	1.65% ~ 2.54%
Expected dividend yield(2)	—	—	—
Expected volatility range(3)	46.33% ~ 47.15%	45.30% ~ 46.10%	44.23% ~ 44.71%
Weighted average expected volatility	46.66%	45.98%	44.53%
Expected exercise multiple(4)	2.5	2.5	2.5

Notes:

(1)	The risk-free interest rate of periods within the contractual life of the share options was estimated based on the U.S. Treasury yield in effect as of the valuation dates.

(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.

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

We have early adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, and ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The issuance cost of RMB8.5 million (US$1.3 million) was currently presented as a direct deduction from the principal amount of the convertible notes on the consolidated balance sheet as of December 31, 2019. ASU 2017-11 no longer requires us to consider down round features when determining whether its embedded conversion option is indexed to its own stock.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:	(in thousands)
Net cash used in operating activities	(75,532)	(97,925)	(25,758)	(3,699)
Net cash used in investing activities	(28,644)	(139,206)	(88,966)	(12,779)
Net cash provided by financing activities	217,446	614,884	(33,883)	(4,867)
Effect of exchange rate on cash and cash equivalents and restricted cash	(8,282)	(9,352)	3,504	502
Net increase (decrease) in cash and cash equivalents and restricted cash	104,988	368,401	(145,103)	(20,843)
Cash and cash equivalents and restricted cash at the beginning of year or period	103,288	208,276	576,677	82,835
Cash and cash equivalents and restricted cash at the end of the year or period	208,276	576,677	431,574	61,992

We had net cash used in operating activities of RMB75.5 million, RMB97.9 million and RMB25.8 million (US$3.7 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The decrease in net cash used in operating activities was primarily due to a decrease in net income, adjusted by the reconciliation of certain non-cash items including depreciation and amortization, share-based compensation expenses, unrealized gain on equity investments held, gain on an equity investment sold as well as allowance for doubtful accounts. Our operating cash flow is also affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts receivable represent primarily accounts receivable from the customers that purchased our targeted marketing and SaaS products. As of December 31, 2017, 2018 and 2019, our accounts receivable, net of allowance for doubtful accounts, were RMB49.6 million, RMB141.9 million and RMB135.4 million (US$19.5 million), respectively. The increase of accounts receivable as of December 31, 2017 as compared to that as of December 31, 2018 reflected a significant growth in our business and revenues generate by our targeted marketing and SaaS products. Starting from 2019, we have been selective and disciplined in our approach to grant credit terms to customers which results in a lower accounts receivable balance as of December 31, 2019 as compare to that as of December 31, 2018 although the total customer numbers increased from 2018 to 2019. Our accounts receivable turnover days increased from 37 days in 2017 to 48 days in 2018 and further to 55 days in 2019, which was due to the better credit terms we extended to certain qualified customers. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers from whom we purchased ad inventory associated with online targeted marketing. As of December 31, 2017, 2018 and 2019, our accounts payable were RMB8.3 million, RMB18.8 million and RMB20.0 million (US$2.9 million), respectively. The increase reflected the growth of our targeted marketing. Our accounts payable turnover days increased from 8 days in 2017 to 9 days in 2018 and further to 11 days in 2019, because we were able to negotiate better terms with the ad inventory suppliers as our business grew. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation) during the period and multiplied by the number of days during the period.

Our deferred revenue represents the cash payments made by our customers in advance of our provision of the targeted marketing and SaaS products they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our targeted marketing. Due to the growth of our business, our deferred revenue and customer deposits increased substantially from RMB49.6 million as of December 31, 2017 to RMB59.5 million as of December 31, 2018 and further to RMB77.6 million (US$11.1 million) as of December 31, 2019.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. The increase in prepayments and other current assets from RMB34.2 million as of December 31, 2017 to RMB80.6 million as of December 31, 2018 and further to RMB86.1 million (US$12.4 million) as of December 31, 2019 was primarily due to the growth of our targeted marketing.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The increase in accrued liabilities and other current liabilities from RMB52.6 million as of December 31, 2017 to RMB76.7 million as of December 31, 2018 and further to RMB96.3 million (US$13.8 million) as of December 31, 2019 was primarily due to the payroll and termination benefits accruals associated with the employees.

Our primary sources of liquidity have been proceeds from equity and equity linked financing. As of December 31, 2019, we had RMB431.6 million (US$62.0 million) in cash and cash equivalents and restricted cash, of which approximately 30% were held in U.S. dollars and the remainder was held in Renminbi and H.K. dollars.

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

Operating activities

Net cash used in operating activities in 2019 was RMB25.8 million (US$3.7 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB109.8 million (US$15.8 million) were a RMB19.0 million increase in deferred revenue and customer deposits, a RMB13.2 million increase in accrued liabilities and other current liabilities, and a RMB1.2 million increase in accounts payable, partially offset by a RMB25.4 million increase in accounts receivable and a RMB1.1 million increase in prepayments and other current assets. The increases in accounts receivable, prepayments and other current assets, accounts payable, and deferred revenue and customer deposits were due to the growth of our business, especially the increase in revenues generated from mix-shift type of revenue. The increase in accrued liabilities and other current liabilities was mainly due to the payroll and termination benefits accruals associated with the employees.

Net cash used in operating activities in 2018 was RMB97.9 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB66.2 million were a RMB19.9 million increase in deferred revenue and customer deposits, a RMB24.0 million increase in accrued liabilities and other current liabilities, and a RMB10.5 million increase in accounts payable, partially offset by a RMB 98.2 million increase in accounts receivable and a RMB46.4 million increase in prepayments and other current assets. The increases in accounts receivable, prepayments and other current assets, accounts payable, and deferred revenue and customer deposits were due to the growth of our business, especially the significant increase in revenues generated from our targeted marketing and other SaaS products. The increase in accrued liabilities and other current liabilities was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount due to our business expansion in 2018.

Net cash used in operating activities in 2017 was RMB75.5 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB90.3 million were a RMB31.1 million increase in deferred revenue and customer deposits, a RMB26.5 million increase in accrued liabilities and other current liabilities, and a RMB13.0 million increase in accounts payable, partially offset by a RMB48.3 million increase in accounts receivables and a RMB21.6 million increase in prepayments and other current assets. The increase in accrued liabilities and other current liabilities was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount. The increases in deferred revenue and customer deposits, accounts receivable and accounts payable were due to the growth of our business. The increase in prepayments and other current assets is primarily due to the growth of our targeted marketing.

Investing activities

Net cash used in investing activities in 2019 was RMB89.0 million (US$12.8 million), consisting primarily of purchase of property and equipment, mainly servers, purchase of intangible assets, and purchase of long-term investments, partially offset by proceeds from an equity investment sold.

Net cash used in investing activities in 2018 was RMB139.2 million, consisting primarily of purchase of property and equipment, mainly servers, purchase of long-term investments and increase in long-term investments.

Net cash used in investing activities in 2017 was RMB28.6 million, consisting primarily of purchase of property and equipment, mainly servers, and purchase of long-term investment, partially offset by proceeds from maturity of time deposits.

Financing activities

Net cash used in financing activities in 2019 was RMB33.9 million (US$4.9 million), consisting primarily of repurchasing of shares.

Net cash provided by financing activities in 2018 was RMB614.9 million, consisting primarily of proceeds from initial public offering and issuance of convertible notes, partially offset by redemption of contingently redeemable convertible preferred shares.

Net cash provided by financing activities in 2017 was RMB217.4 million, consisting of proceeds from the issuance of Series D preferred shares and certain Series C preferred shares.

Capital Expenditures

We made capital expenditures of RMB28.4 million, RMB57.9 million and RMB39.5 million (US$5.7 million) in 2017, 2018 and 2019, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

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

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease	18,920	10,018	8,902	—	—
Long-term debt obligation	244,167	—	244,167	—	—
Total	263,087	10,018	253,069	—	—

Our operating lease obligations relate to our leases of office premises and office equipment.

Our long-term debt obligations related to convertible notes issued on April 17, 2018 in an aggregate principal amount of US$35 million will mature on their third anniversary date. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments.

As of December 31, 2019, we had minimum payment obligations in the amount of RMB2.5 million (US$0.4 million) under non-cancellable purchase commitment for bandwidth, which is scheduled to be paid within one year, for servers is RMB13.3 million (US$1.9 million), which is scheduled to be paid within one year; and of RMB3.7 million (US$0.5 million) under non-cancellable purchase commitment for consulting services, which is scheduled to be paid within one to two years.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	39	Chairman of the Board of Directors and Chief Executive Officer
Fei Chen	47	Co-founder and President
Xin Huang	31	Chief Technology Officer
Shan-Nen Bong	47	Chief Financial Officer
Guoxiao Ben	44	Chief Human Officer
Kwok Hin Tang	40	Director
Yi Kuang	38	Director
John Tiong Lu Koh	64	Independent Director
Peter Si Ngai Yeung	64	Independent Director

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

Mr. Guoxiao Ben has served as our chief human resource officer since January 2020. Mr. Ben has rich experience in human resources management and deep insights of the organization in the internet industry. Prior to joining us, Mr. Ben served as the assistant chief executive officer of Lexing Technology Co., Ltd. from December 2018 to December 2019. Prior to that, Mr. Ben served as the chief human resource officer of Kuaishou Technology Co., Ltd., a leading short video social platform in China, from April 2017 to October 2017. From August 2015 to March 2017, Mr. Ben served as the chief procurement officer assistant as well as human resource head of new business at Alibaba Group. Prior to that, he worked as a general manager of Shenzhen Hardware Center at Qihoo 360 Technology Co., Ltd. Mr. Ben received his bachelor’s degree in powder metallurgy from Central South University.

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

Mr. Yi Kuang has served as our director since July 2019. Mr. Kuang serves as managing director of Fosun RZ Capital. Prior to joining Fosun RZ Capital, Mr. Kuang served as a director at Legend holdings (03396.HK). At Legend holdings, Mr. Kuang covered strategic investments in LED and supply chain. Previously, he participated in the launch and establishment of Lenovo Star. At Legend Star, he conducted angel investment in areas including advanced materials, robotics, intelligent hardware and electrical vehicles, and in charge of Legend Star’s Suzhou incubation center. Prior to that, Mr. Kuang was a management consultant at McKinsey & Company. Mr. Kuang received his bachelor’s and master’s degrees in computer science from Zhejiang University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid cash compensation in an aggregate amount of approximately RMB2.3 million (US$0.3 million) to our executive officers, and approximately RMB733.4 thousand (US$105.3 thousand) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 29, 2020, options to purchase 4,512,465 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 29, 2020, options to purchase 3,059,478 Class A common shares and 33,644 restricted share units had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 29, 2020, the awards granted under the 2014 Plan and the 2017 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Common Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Fei Chen	1,186,030	—	October 31, 2016	October 31, 2026
Xin Huang	893,313	0.00 to 6.375	Between May 13, 2015 and January 1, 2020	Between May 13, 2025 and January 1, 2030
Shan-Nen Bong	*	5.396	November 13, 2017 and April 1, 2019	November 13, 2027 and April 1, 2029
Guoxiao Ben	*	—	January 8, 2020	January 8, 2030
Kwok Hin Tang	*(1)	—	April 1,2019	April 1,2029
John Tiong Lu Koh	*(1)	—	Between September 4, 2018 and October 1,2019	Between September 4, 2028 and October 1,2029
Peter Si Ngai Yeung	*(1)	—	Between September 4, 2018 and October 1, 2019	Between September 4, 2028 and October 1, 2029
All directors and executive officers as a group	2,722,717

Notes:

*

Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 29, 2020.

(1)	Represents restricted share units.

As of February 29, 2020, other employees as a group held outstanding options to purchase 4,882,869 Class A common shares of our company, at a weighted average exercise price of US$0.8359 per share.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office, unless expressly specified in a written agreement between the director or otherwise, and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. The office of a director shall be vacated if, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

D.	Employees

We had a total of 518, 697 and 593 employees as of December 31, 2017, 2018 and 2019, respectively. The following table gives a breakdown of our employees as of December 31, 2019, by function:

Number
Function:
Research and Development	258
Sales and Marketing	205
General and Administrative	97
Cost of Revenue	33

Total	593

As of December 31, 2019, we had 439 employees based in our headquarters in Shenzhen and a total of 154 employees in Beijing, Shanghai, Guangzhou, Chengdu and Hong Kong.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2020 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 77,148,685 common shares outstanding on an as-converted basis, consisting of 60,148,496 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 29, 2020, excluding (i) 2,975,897 Class A common shares issuable upon the conversion of the zero coupon convertible notes due 2021 in the aggregate principal amount of US$35.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share, and (ii) 7,605,587 Class A common shares issuable upon the exercise of outstanding share options and restricted share units granted under our 2014 and 2017 Stock Incentive Plans.

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

	Common Shares Beneficially Owned
	Class A common shares	Class B common shares	Total common shares	Percentage of total common shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Weidong Luo(1)	7,171,333	17,000,189	24,171,522	31.3%	77.0%
Fei Chen(2)	5,002,056	—	5,002,056	6.5%	2.2%
Xin Huang(3)	*	—	*	*	*
Shan-Nen Bong(4)	*	—	*	*	*
Guoxiao Ben	—	—	—	—	—
Kwok Hin Tang	—	—	—	—	—
Yi Kuang	—	—	—	—	—
John Tiong Lu Koh	—	—	—	—	—
Peter Si Ngai Yeung(5)	*	—	*	*	*
All Directors and Executive Officers as a Group	12,912,586	17,000,189	29,912,775	38.8%	79.5%

Principal Shareholders:
KK Mobile Limited(6)	7,100,000	17,000,189	24,100,189	31.2%	77.0%
Mandra iBase Limited(7)	14,979,572	—	14,979,572	19.4%	6.5%
Entities affiliated with IDG-Accel(8)	7,837,640	—	7,837,640	10.2%	3.4%
Fosun International Limited(9)	6,585,300	—	6,585,300	8.5%	2.9%
FIL Limited and its affiliated entities(10)	5,763,661	—	5,763,661	7.5%	2.5%

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
**

The business address of Messrs. Weidong Luo, Fei Chen, Xin Huang, Shan-Nen Bong and Guoxiao Ben is 3/F, Building No. 7, Zhiheng Industrial Park, No. 15, Guankou Road 2, Anle Community, Nantou Street, Nanshan District, Shenzhen, Guangdong 518052, People’s Republic of China. Mr. Kwok Hin Tang’s business address is 10/F, Fung House, 19-20 Connaught Road Central, Hong Kong. Mr. Yi Kuang’s business address is Room 2509, Fosun International Center, No. 237 North Road Chaoyang, Chaoyang District, Beijing 100020. Mr. John Tiong Lu Koh’s business address is 279 River Valley Road, #05-01, Singapore 238320. Mr. Peter Si Ngai Yeung’s business address is 5A Block 3, The Morning Glory, 1 Lok Ha Square, Shatin, Hong Kong.

(1)

Represents (i) 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited, a British Virgin Islands company, and (ii) 107,000 ADSs, representing 71,333 Class A common shares, owned by Mr. Weidong Luo. KK Mobile Limited is wholly owned by Mr. Weidong Luo. The registered address of KK Mobile Limited is Unit 8, 3/F., Qwomar Trading Complex, Blacburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(2)

Represents 3,816,026 Class A common shares held by Elite Bright International Limited, a British Virgin Islands company, and 1,186,030 Class A common shares that Mr. Fei Chen has the right to acquire upon exercise of share options within 60 days after February 29, 2020. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents the Class A common shares Mr. Xin Huang has the right to acquire upon exercise of share options within 60 days after February 29, 2020.
(4)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 29, 2020.
(5)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(6)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.

(7)

Represents 14,306,280 Class A common shares and 372,247 ADSs, representing 248,164 Class A common shares, directly held by Mandra iBase Limited, a British Virgin Islands company and 425,128 Class A common shares issuable to Mandra iBase Limited upon the conversion of the three-year convertible note in the principal amount of US$5.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share, as reported on the Schedule 13G filed by Mandra iBase Limited and affiliated parties on February 13, 2020. The registered address of Mandra iBase Limited is 3rd Floor J&C Building, PO Box 933, Road Town, Tortola, British Virgin Islands, VG1110. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd.

(8)

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

(9)

Represents 6,584,370 Class A common shares held by Greatest Investments Limited, a British Virgin Islands company, and 1,395 ADSs, representing 930 Class A common shares, held by Fidelidade—Companhia de Seguros, S.A., as reported on the Schedule 13G filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on February 14, 2020. The address of the principal business office for Greatest Investments is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(10)

Represents 5,763,661 Class A common shares beneficially owned by FIL Limited, as reported on the Schedule 13G filed by FIL Limited and affiliated parties on February 7, 2020. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of February 29, 2020, 27,058,608 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2014 Stock Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2017 Stock Incentive Plan.”

Transactions with Our Chief Executive Officer and Related Entities

Amounts due to Our Chief Executive Officer. As of December 31, 2017, we had an amount of RMB5.6 million due to Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, representing the capital he contributed to fund our operations at the early stage of our development. Such amounts are interest free. We fully repaid the outstanding balance to Mr. Luo in April 2018.

Transactions with Shenzhen Weixunyitong Information Technology Co., Ltd. Shenzhen Weixunyitong Information Technology Co., Ltd., or Shenzhen Weixunyitong, engages in mobile game business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Shenzhen Weixunyitong.

In 2017, 2018 and 2019, we provided targeted marketing services to Shenzhen Weixunyitong in the amount of RMB2.8 million, RMB1.0 million and nil, respectively. As of December 31, 2017, 2018 and 2019, we had amounts of RMB0.9 million, RMB1.5 million and RMB0.5 million (US$75 thousand), respectively, due from Shenzhen Weixunyitong.

In 2017, 2018 and 2019, we purchased ad inventory from and placed ads on the game apps of Shenzhen Weixunyitong in the amount of RMB0.7 million, RMB20.9 million and RMB11.6 million (US$1.7 million), respectively. In 2017 and 2018, we also sub-leased office space from Shenzhen Weixunyitong for amounts of RMB1.6 million and RMB0.5 million, respectively. We terminated the lease contract in 2018 and had nil lease expense from Shenzhen Weixunyitong in 2019. As of December 31, 2017, 2018 and 2019, we had aggregate amounts of RMB0.5 million, RMB8.9 million and RMB56 thousand (US$8 thousand), respectively, due to Shenzhen Weixunyitong.

Transactions with Guangzhou Tianlang Network Technology Co., Ltd. Guangzhou Tianlang Network Technology Co., Ltd., or Guangzhou Tianlang, engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Guangzhou Tianlang.

In 2017, 2018 and 2019, we provided certain targeted marketing and other SaaS products to Guangzhou Tianlang in an amount of RMB0.8 million, RMB1.5 million and RMB0.3 million (US$40 thousand), respectively. As of December 31, 2017, 2018 and 2019, we had amount of RMB0.3 million, RMB1.3 million and nil, respectively, due from Guangzhou Tianlang.

Amounts due from Our Shareholders and President

Amount due from KK Mobile Limited. KK Mobile Limited is a principal shareholder of our company and wholly owned by Mr. Weidong Luo, our chief executive officer and chairman of our board of directors. As of December 31, 2017, we had amount of RMB40,000 due from KK Mobile Limited, representing unpaid capital contribution. We received payment of the outstanding balance from the shareholder in June 2018.

Amounts due from Stable View Limited and Focus Axis Limited. Stable View Limited and Focus Axis Limited are holders of our common shares and wholly owned by Xiaodao Wang and Jiawen Fang, respectively. As of December 31, 2017, we had amount of RMB17,000 due from each of Stable View Limited and Focus Axis Limited, representing unpaid capital contribution. We received payment of the outstanding balance from the shareholders in June 2018. Stable View Limited and Focus Axis Limited are no longer our related parties as of December 31, 2019.

Amount due from Our President. As of December 31, 2018, we had amount of RMB1.7 million due from our president, representing advances for business–related travel expenses. We settled the outstanding balance in full with our president in March 2019.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Allegations or lawsuits against us or our management may harm our reputation and business.”

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

The following are summaries of material provisions of our current amended and restated memorandum and articles of association and of the Companies Law (2020 Revision), insofar as they relate to the material terms of our common shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Common Shares. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. Our common shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from funds legally available for distribution. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Issuance of Additional Shares. Our articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the IRS, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax situations, such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or Class A common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar; or

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ADSs or Class A common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or Class A common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or Class A common shares should consult its tax advisors regarding the tax considerations of holding and disposing of our ADSs or Class A common shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and do not expect to be a PFIC for our current taxable year or for the foreseeable future

However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A common shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or Class A common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A common shares generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A common shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Common Shares

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or Class A common shares, unless such holder makes a “mark-to-market” election (as described below). Distributions a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A common shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a ”pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amount will be increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year (an “interest charge”).

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our non-U.S. subsidiaries are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election for the ADSs, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. The ADSs, but not our Class A common shares, are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A common shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds Class A common shares, such holder will generally be subject to the special tax rules discussed above.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we agreed to provide the necessary information, a U.S. Holder could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election, in which case such holder would generally be required to include in income on a current basis such holder’s pro rata share of our ordinary earnings as ordinary income and such holder’s pro rata share of our net capital gains as capital gain. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A common shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had Renminbi-denominated cash balance of approximately RMB302.1 million and U.S. dollar-denominated cash balance of US$18.5 million. Assuming we had converted RMB302.1 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance would have been US$62.0 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$58.0 million instead. Assuming we had converted US$18.5 million into Renminbi at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our Renminbi cash balance would have been RMB431.2 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB444 million instead.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, we received reimbursement in the amount of approximately RMB2.3 million (US$327.2 thousand) from the depositary.

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

For the period from July 25, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, US$16.0 million of the net proceeds received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund potential investments and acquisitions of complementary businesses, assets and technologies. We also used US$3.0 million of the net proceeds for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, Our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certaintemporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have implemented a number of measures to improve our internal control over financial reporting to address the material weakness that have been identified, We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have improved our monthly closing process, related financial reporting and disclosure procedures. Since 2018, we have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls and established an audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting processes as well as our external and internal audits.

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

As of December 31, 2019, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	7,697	7,728
Tax fees(2)	318	316

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

(2)

“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2018 and 2019, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

In November 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million of the ADSs or our common shares. The share repurchase program was publicly announced on November 20, 2018.

The table below is a summary of the shares repurchased by us in 2019. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 20, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Jan 1 – Jan 31, 2019	72,000	US$	6.75	72,000	US$	9,046,312
Mar 1 – Mar 31, 2019	165,339		7.03	165,339		7,884,775
Apr 1 – Apr 30, 2019	101,898		7.16	101,898		7,155,635
May 1 – May 31, 2019	223,906		7.86	223,906		5,396,140
Jun 1 – Jun 30, 2019	165,113		6.12	165,113		4,386,219
Aug 1 – Aug 31, 2019	7,937		3.77	7,937		4,356,295
Nov 1 – Nov 30. 2019	19,510		2.57	19,510		4,306,109
Dec 1 – Dec 31, 2019	95,448		2.26	95,448		4,090,776
Total	851,151	US$	6.39	851,151	US$	4,090,776

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

NASDAQ Stock Market Rules also require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2019. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Aurora Mobile Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 30, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.2	Registrant’s Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.4	Fourth Shareholders Agreement between the Registrant and other parties thereto dated May 10, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.5*	Description of Securities

4.1	2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.2	2017 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 13, 2018 (File No. 333-225993))

4.5	Powers of Attorney among Shenzhen JPush and the shareholders of Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.6	English Translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.7	Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

Exhibit Number	Description of Document

4.8	Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.9	Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.10	English Translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.11	Subscription Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 11, 2018 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.12	Investor Rights Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 17, 2018 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.13	Definitive Certificate for the Convertible Notes issued by the Registrant to Mercer Investments (Singapore) Pte. Ltd. dated April 17, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.14	Definitive Certificate for the Convertible Notes issued by the Registrant to Mandra iBase Limited dated April 17, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	First Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on April 3, 2019 (File No. 001-38587))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aurora Mobile Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using the modified retrospective approach and its method for accounting for certain equity securities in the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Shenzhen, the People’s Republic of China

April 29, 2020

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		576,562	431,459	61,975
Restricted cash		115	115	17
Accounts receivable, net of allowances of RMB9,308 and RMB28,516 (US$4,096) as of December 31, 2018 and 2019, respectively	3	141,911	135,417	19,452
Prepayments and other current assets	4	80,578	86,087	12,366
Amounts due from related parties	16	4,564	521	75

Total current assets		803,730	653,599	93,885

Non-current assets:
Property and equipment, net	5	92,874	106,235	15,260
Intangible assets, net	6	1,531	8,810	1,265
Long-term investments	7	79,696	168,637	24,223
Other non-current assets		14,237	2,642	378

Total non-current assets		188,338	286,324	41,126

Total assets		992,068	939,923	135,011

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB18,683 and RMB19,974 (US$2,869) as of December 31, 2018 and 2019, respectively)		18,811	19,996	2,872
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB55,625 and RMB73,820 (US$10,604) as of December 31, 2018 and 2019, respectively)	8	59,483	77,561	11,141
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB59,556 and RMB72,580 (US$10,425) as of December 31, 2018 and 2019, respectively)	9	76,666	96,277	13,829
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of RMB8,864 and RMB56 (USD$8) as of December 31, 2018 and 2019, respectively)	16	8,864	56	8

Total current liabilities		163,824	193,890	27,850

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB140 and RMB64 (US$9) as of December 31, 2018 and 2019, respectively)		140	64	9
Deferred revenue	8	10,265	8,150	1,171
Convertible notes	13	216,179	230,031	33,042

Total non-current liabilities		226,584	238,245	34,222

Total liabilities		390,408	432,135	62,072

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
Commitments and contingencies	14
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2018 and 2019; 4,920,000,000 shares authorized as of December 31, 2018 and 2019, 59,547,823 shares and 60,106,037 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	15	37	37	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2018 and 2019; 30,000,000 shares authorized as of December 31, 2018 and 2019, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	15	11	11	2
Treasury shares (46,303 and 81,930 class A common shares as of December 31, 2018 and 2019, respectively)	15	(3,165)	(1,999)	(287)
Additional paid-in capital		944,500	956,735	137,426
Accumulated deficit		(348,123)	(453,359)	(65,121)
Accumulated other comprehensive income		8,400	6,363	914

Total shareholders’ equity		601,660	507,788	72,939

Total liabilities and shareholders’ equity		992,068	939,923	135,011

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
Revenues (including related party amounts of RMB3,507, RMB2,544 and RMB266 (US$38) for the years ended December 31, 2017, 2018 and 2019, respectively)	17	284,709	714,141	906,458	130,205
Cost of revenues (including related party amounts of RMB788, RMB20,947 and RMB11,600 (US$1,666) for the years ended December 31, 2017, 2018 and 2019, respectively)		(213,370)	(517,074)	(649,596)	(93,309)

Gross profit		71,339	197,067	256,862	36,896

Operating expenses
Research and development (including related party amounts of RMB762, RMB200 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)		(71,651)	(134,358)	(176,248)	(25,316)
Sales and marketing (including related party amounts of RMB541, RMB178 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)		(59,673)	(83,853)	(118,548)	(17,028)
General and administrative (including related party amounts of RMB138, RMB59 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)		(32,431)	(71,641)	(109,291)	(15,699)

Total operating expenses		(163,755)	(289,852)	(404,087)	(58,043)

Loss from operations		(92,416)	(92,785)	(147,225)	(21,147)

Foreign exchange (loss)/ gain, net		(2,724)	264	435	62
Interest income		314	3,657	6,300	905
Interest expense		(122)	(7,054)	(11,118)	(1,597)
Other income	18	677	8,449	38,812	5,576
Change in fair value of derivative asset		—	—	3,117	448
Change in fair value of derivative liability	19	—	21,302	—	—

Loss before income taxes		(94,271)	(66,167)	(109,679)	(15,753)

Income tax benefit/(expense)	12	3,980	(30)	(162)	(23)

Net loss		(90,291)	(66,197)	(109,841)	(15,776)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders		(90,291)	(66,197)	(109,841)	(15,776)
Accretion of contingently redeemable convertible preferred shares		(26,391)	(24,094)	—	—

Net loss attributable to common shareholders		(116,682)	(90,291)	(109,841)	(15,776)

Net loss per share for class A and class B common shares:	15
Common shares - basic and diluted		(2.73)	—	—	—
Class A common shares - basic and diluted		—	(1.57)	(1.43)	(0.21)
Class B common shares - basic and diluted		—	(1.57)	(1.43)	(0.21)
Shares used in net loss per share computation:
Common shares - basic and diluted		42,666,670	—	—	—
Class A common shares - basic and diluted		—	40,441,999	59,721,341	59,721,341
Class B common shares - basic and diluted		—	17,000,189	17,000,189	17,000,189
Other comprehensive income (loss)
Foreign currency translation adjustments		(7,563)	11,688	(2,037)	(293)

Total other comprehensive income (loss), net of tax		(7,563)	11,688	(2,037)	(293)

Total comprehensive loss		(97,854)	(54,509)	(111,878)	(16,069)

Comprehensive loss attributable to Aurora Mobile Limited		(97,854)	(54,509)	(111,878)	(16,069)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	42,666,670	26	5,414	4,274	(118,128)	(108,414)
Net loss	—	—	—	—	(90,291)	(90,291)
Translation adjustments	—	—	—	(7,563)	—	(7,563)
Accretion of contingently redeemable convertible preferred shares	—	—	—	—	(26,391)	(26,391)
Share-based compensation (Note 11)	—	—	8,275	—	—	8,275

Balance as of December 31, 2017	42,666,670	26	13,689	(3,289)	(234,810)	(224,384)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	42,666,670	26	—	13,689	(3,289)	(234,810)	(224,384)
Net loss	—	—	—	—	—	(66,197)	(66,197)
Translation adjustments	—	—	—	—	11,689	—	11,689
Issuance of Class A common shares in connection with initial public offering	6,059,708	4	—	464,376	—	—	464,380
Conversion of all outstanding contingently redeemable convertible preferred shares to Class A common shares	27,867,937	18	—	357,222	—	44,451	401,691
Redemption of contingently redeemable convertible preferred shares	—	—	—	—	—	(6,915)	(6,915)
Accretion of contingently redeemable convertible preferred shares	—	—	—	84,652	—	(84,652)	—
Repurchased shares	(46,303)		(3,165)	—	—	—	(3,165)
Share-based compensation (Note 11)	—	—	—	24,561	—	—	24,561

Balance as of December 31, 2018	76,548,012	48	(3,165)	944,500	8,400	(348,123)	601,660

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	76,548,012	48	(3,165)	944,500	8,400	(348,123)	601,660
Net loss	—	—	—	—	—	(109,841)	(109,841)
Cumulative effect of adoption of ASC 606 (Note 2)	—	—	—	—	—	4,605	4,605
Translation adjustments	—	—	—	—	(2,037)	—	(2,037)
Exercise and vesting of share-based awards	1,125,648	—	38,725	(35,049)	—	—	3,676
Repurchased shares	(567,434)	—	(37,559)	—	—	—	(37,559)
Share-based compensation (Note 11)	—	—	—	47,284	—	—	47,284

Balance as of December 31, 2019	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788

Balance as of December 31, 2019 in US$	77,106,226	7	(287)	137,426	914	(65,121)	72,939

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(90,291)	(66,197)	(109,841)	(15,776)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	8,805	18,084	30,059	4,318
Amortization of intangible assets	35	307	2,307	331
Unrealized exchange (gain) loss	339	11,689	(1,731)	(249)
Allowance for doubtful accounts	2,427	5,846	20,054	2,881
Interest expenses	—	—	8,094	1,163
Deferred tax benefit	(3,980)	—	—	—
Loss on disposal of property and equipment	—	—	15	2
Gain on an equity investment sold	—	—	(6,778)	(974)
Unrealized gain on equity investments held	—	—	(17,298)	(2,485)
Gain on fair value change from derivative assets	—	—	(3,117)	(448)
Share-based compensation expenses	8,275	24,561	47,284	6,792

Changes in operating assets and liabilities,
Accounts receivable	(48,266)	(98,163)	(25,443)	(3,655)
Prepayments and other current assets	(21,558)	(46,350)	1,149	165
Amounts due from related parties	(1,169)	(3,303)	4,043	581
Other non-current assets	(492)	(1,431)	702	101
Accounts payable	13,015	10,471	1,220	175
Deferred revenue and customer deposits	31,144	19,861	19,027	2,733
Tax payable	—	—	162	23
Accrued liabilities and other current liabilities	26,503	24,027	13,219	1,899
Amounts due to related parties	(243)	2,754	(8,809)	(1,265)
Change in deferred tax liabilities	—	(5)	—	—
Other non-current liabilities	(76)	(76)	(76)	(11)

Net cash used in operating activities	(75,532)	(97,925)	(25,758)	(3,699)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Proceeds from maturity of time deposits	10,053	—	—	—
Purchase of structured deposits	—	—	(995,000)	(142,923)
Proceeds from maturity of structured deposits	—	—	1,000,201	143,670
Increase in long-term prepayments	—	(11,000)	—	—
Purchase of long-term investments	(10,000)	(68,716)	(47,286)	(6,792)
Proceeds from an equity investment sold	—	—	10,000	1,436
Investment in a convertible loan	—	—	(8,000)	(1,149)
Purchase of property and equipment	(28,378)	(57,934)	(39,494)	(5,673)
Proceeds from disposal of property and equipment	—	—	199	29
Purchase of intangible assets	(319)	(1,556)	(9,586)	(1,377)

Net cash used in investing activities	(28,644)	(139,206)	(88,966)	(12,779)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of contingently redeemable convertible preferred shares, net of issuance cost	217,446	—	—	—
Proceeds from issuance of convertible notes, net of issuance cost	—	216,179	—	—
Proceeds from initial public offering, net of issuance cost	—	464,380	—	—
Redemption of contingently redeemable convertible preferred shares	—	(62,510)	—	—
Repurchase of ordinary shares		(3,165)	(37,559)	(5,395)
Proceeds from exercise of share options	—	—	3,676	528

Net cash provided by/ (used in) financing activities	217,446	614,884	(33,883)	(4,867)

Effect of exchange rate on cash and cash equivalents and restricted cash	(8,282)	(9,352)	3,504	502

Net increase/ (decrease) in cash and cash equivalents and restricted cash	104,988	368,401	(145,103)	(20,843)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net increase/ (decrease) in cash and cash equivalents and restricted cash	104,988	368,401	(145,103)	(20,843)

Cash, cash equivalents and restricted cash at the beginning of year	103,288	208,276	576,677	82,835

Including:
Cash and cash equivalents at the beginning of the year	103,168	208,161	576,562	82,818
Restricted cash at the beginning of the year	120	115	115	17
Cash, cash equivalents and restricted cash at the end of year	208,276	576,677	431,574	61,992

Including:
Cash and cash equivalents at the end of the year	208,161	576,562	431,459	61,975
Restricted cash at the end of the year	115	115	115	17
Supplemental disclosures of cash flow information:
Interest expense paid	122	—	—	—
Non-cash investing and financing activities:
Acquisition of long-term investments	—	—	27,410	3,937
Purchase of property and equipment included in accrued liabilities and other current liabilities	9,731	104	4,140	595

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”), are principally engaged in providing targeted marketing and SaaS products service, which include developer services, financial risk management, market intelligence and location-based intelligence services, in the People’s Republic of China (the “PRC”).

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into powers of attorney and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd., that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements signed in March, 2018, the rights under the aforementioned power of attorney and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	31,763	211,314	30,353
Restricted cash	115	115	17
Accounts receivable	141,705	133,745	19,210
Prepayments and other current assets	64,532	73,789	10,599
Amounts due from the Company and its subsidiaries	3,965	51,656	7,420
Amounts due from related parities	2,848	521	75

Total current assets	244,928	471,140	67,674

Non-current assets:
Property and equipment, net	46,271	57,390	8,244
Intangible assets, net	1,406	8,728	1,254
Long-term investments	71,512	108,408	15,572
Other-non current assets	13,529	1,925	277

Total non-current assets	132,718	176,451	25,347

Total assets	377,646	647,591	93,021

LIABILITIES:
Current liabilities:
Accounts payable	18,683	19,974	2,869
Deferred revenue and customer deposits	55,625	73,820	10,604
Accrued liabilities and other current liabilities	59,556	72,580	10,425
Amounts due to the Company and its subsidiaries	15,534	185,263	26,611
Amounts due to related parties	8,864	56	8

Total current liabilities	158,262	351,693	50,517

Non-current liabilities:
Amounts due to the Company and its subsidiaries	240,000	377,000	54,153
Other non-current liabilities	140	64	9

Total non-current liabilities	240,140	377,064	54,162

Total liabilities	398,402	728,757	104,679

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	284,348	709,594	900,454	129,342
Cost of revenues	(206,789)	(499,589)	(628,109)	(90,222)
Net loss	(40,003)	(16,785)	(95,829)	(13,765)
Net cash (used in)/provided by operating activities	(51,016)	(68,316)	16,059	2,307
Net cash used in investing activities	(10,000)	(104,675)	(34,451)	(4,949)
Net cash provided by financing activities	—	154,901	197,943	28,433

There were no pledges or collateralization of the VIE’s assets as of December 31, 2018 and 2019. The amount of net liabilities of the VIE was RMB20,756 and RMB81,166 (US$11,658) as of December 31, 2018 and 2019, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented

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

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, volume rebates, useful lives of property and equipment and intangible assets, valuation of intangible asset acquisition, impairment of long-lived assets, fair value measurements for equity investments without readily determinable fair value, impairment of equity investments, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative asset and derivative liability, warranties for private cloud-based services and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9618 per US$1.00 on December 31, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company and the Company’s subsidiary outside the PRC are US$. The Company’s PRC subsidiary and VIE adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The consolidated financial statements of the Company are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income, as a component of shareholders’ equity.

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

Restricted cash

Restricted cash represents cash granted by the government for certain approved technology research and development projects. These cash balances are not available for use until the Company obtain pre-approval from the government.

Short-term investments

The Company’s short-term investments comprise primarily of bank structured deposits at fixed rates based on the guaranteed interest rate with maturities within twelve months. As of December 31, 2019, there are no short-term investments due to maturity.

Derivative assets

The derivative assets are embedded derivatives separated from the host contract of bank structured deposits. The derivative assets are recorded at fair value. Terms of the derivative assets are related to the gold price index and the assets shall be measured subsequently at fair value. As of December 31, 2019, there are no derivative assets due to maturity of bank structured deposits.

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

Computer software, systems and acquired technology                         1 – 5 years

Residual values are considered nil.

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Long-term investments

The Company’s long-term investments consist of equity investments without readily determinable fair value.

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2019, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence in accordance with ASC 325-20, Investments-Other: Cost Method Investments. The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Long-term investments(continued)

The Company regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Subsequent to the Company’s adoption of ASC 321 on January 1, 2019, for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. The impact for the year ended December 31, 2019 was an increase to other income of RMB17,298 (US$2,485) in consolidated statements of comprehensive loss and there was no impact for beginning retained earnings as a result of applying the new accounting standard for certain equity securities, with the impact primarily related to the Company’s equity investment without readily determinable fair value .

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

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method per ASC 505-30 Treasury Stock. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a plan to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market (the “Repurchase Plan”). As of December 31, 2019, under the Repurchase Plan, the Company had repurchased an aggregate of 920,606 ADSs, representing 613,737 Class A common shares on the open market for a total cash consideration of US$5.91 million.

Revenue recognition

Starting from January 1, 2019, the Company adopted the new revenue guidance ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of January 1, 2019.

Impact on Adoption of New Revenue Guidance

The impact for the year ended December 31, 2019 was an increase to revenue of RMB3,119 (US$448) and the cumulative impact for beginning retained earnings was RMB4,605 as a result of applying the new revenue standard, with the impact primarily related to the Company’s private cloud-based services.

Under ASC 605, the private cloud-based services is recognized pro rata over post-contract-service period. Under ASC 606, the private cloud-based services is recognized at a point in time when the control of service is obtained by the customer represented by the customer acceptance received by the Company.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

The effect of the adoption of ASC 606 as of December 31, 2018 was as follows:

	As of December 31, 2018
Consolidated balance sheet	As previously reported	Balances under ASC 606	Effect of change higher/(lower)
	RMB	RMB	RMB
Accounts receivable, net of allowance for doubtful accounts	141,911	143,543	1,632
Prepayments and other current assets	80,578	80,948	370
Deferred revenue and customer deposits	59,483	56,419	(3,064)
Accrued liabilities and other current liabilities	76,666	77,126	460
Accumulated deficit	(348,123)	(343,518)	4,605

The effect of the adoption of ASC 606 for the current year was as follows:

	Year ended December 31, 2019
Consolidated statement of comprehensive loss	Balances under ASC 606 (As reported)		Balances under ASC 605		Effect of change higher/(lower)
	RMB	US$	RMB	US$	RMB	US$
Revenues	906,458	130,205	903,339	129,757	3,119	448
Cost of revenues	(649,596)	(93,309)	(649,487)	(93,293)	(109)	(16)
Net Loss	(109,841)	(15,776)	(112,851)	(16,208)	3,010	432
Net loss per share for class A and class B common shares:
Class A common shares - basic and diluted	(1.43)	(0.21)	(1.47)	(0.21)	0.04	—
Class B common shares - basic and diluted	(1.43)	(0.21)	(1.47)	(0.21)	0.04	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

	As of December 31, 2019
Consolidated balance sheet	Balances under ASC 606 (As reported)		Balances under ASC 605		Effect of change higher/(lower)
	RMB	US$	RMB	US$	RMB	US$
Accounts receivable, net of allowance for doubtful accounts	135,417	19,452	131,088	18,830	4,329	622
Prepayments and other current assets	86,087	12,366	85,494	12,281	593	85
Deferred revenue and customer deposits	(77,561)	(11,141)	(81,053)	(11,643)	(3,492)	(502)
Accrued liabilities and other current liabilities	(96,277)	(13,829)	(95,635)	(13,737)	642	92
Accumulated deficit	(453,359)	(65,121)	(460,974)	(66,215)	7,615	1,094
Accumulated other comprehensive income	6,363	914	6,206	891	157	23

Starting from 2019, the Company has changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer services and other SaaS products, formerly named as other vertical data solutions, to revenues under SaaS products. The Company generates revenues primarily through targeted marketing, and SaaS products. Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods or services.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Targeted Marketing

The Company generates targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the XiaoGuoTong marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. Such rebates are accounted for as changes in total transaction price and allocated directly to the separate performance obligations.

The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for the targeted marketing solutions primarily based on a cost-per-click (CPC) or cost-per-action (CPA) basis. Majority of the contract duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provided customers with a credit term less than one year. The Company act as the principal in the targeted marketing arrangements under which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed. Revenues are presented net of value-added tax collected on behalf of the government.

SaaS products

The Company generates SaaS products revenue primarily from developer services and other SaaS products. For developer services, there are two types contracts, subscription-based contracts and project-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot drive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 605, the Company recognizes revenue pro rata over post-contract-service period in accordance with ASC 985-605-25. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

SaaS products (continued)

For other SaaS products, the Company enters into agreements with its customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.

The Company primarily enters into project-based contracts with its customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. The Company recognizes revenue at the point in time when the customized reports are provided.

The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.

For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provided customers with a credit term under one year. Revenues are presented net of value-added tax collected on behalf of the government.

Other Revenue Recognition related policies

Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of January 1, 2019 and December 31, 2019, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue” on the consolidated balance sheets. Revenue recognized for the year ended December 31, 2019 that was included in contract liabilities as of January 1, 2019 was RMB24,256 (US$3,484).

A summary of contract liabilities is as follow:

	As of January 1, 2019	As of December 31, 2019
	RMB	RMB	US$
Contract liabilities	33,067	39,638	5,694

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Other Revenue Recognition related Policies (continued)

The increase in contract liabilities was primarily due to an increase of consideration received from the customers. Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2019, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB21,534 (US$3,093). The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.

Costs of revenues

Cost of revenues consists primarily of the cost of purchasing ad inventory associated with targeted marketing services, bandwidth cost, staff costs and depreciation of servers used for revenue generating services.

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

Advertising expenses

Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB5,277, RMB6,697 and RMB17,311 (US$2,847) for the years ended December 31, 2017, 2018 and 2019, respectively.

Other income

Other income represents government grants and profit-sharing program with Depositary Bank related to ADSs depositary. Government grants are recognized when there is reasonable assurance that the Company will comply with the attached conditions. When the grant relates to an expense item, it is recognized on a systemic basis in the consolidated statement of comprehensive loss over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets. Income from profit- sharing program is recognized as non-current deferred revenue over five-year period as specified in the contract based on certain parameters.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government grants with certain operating conditions are recorded as “Accrued liabilities and other current liabilities” when received and will be recorded as operating income when the conditions are met.

Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. The Company had no capital leases during the years presented.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB12,121, RMB17,097 and RMB20,724 (US$2,977) for the years ended December 31, 2017,2018 and 2019, respectively.

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

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

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

The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepaid expenses and other current assets, balances with related parties, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) approximate its fair value since it bears interest rates which approximate market interest rates. The carrying amounts of convertible notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible notes are based on a valuation methodology using market approach since it bears interest rates which approximate market interest rates of issuers of similar credit risk profile.

Comprehensive loss

Comprehensive loss is defined as the increase or decrease in equity of the Company during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company includes the foreign currency translation adjustments.

Loss per share

In accordance with ASC 260, Earning per Share, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2019, the two-class method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Loss per share (continued)

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

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2018 and 2019, the aggregate amount of cash and cash equivalents and restricted cash of RMB331,374 and RMB302,236 (US$43,414), respectively, were held at major financial institutions located in the PRC, and US$35,678 and US$18,578 (RMB129,338), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

Approximately 81.3%, 50.9% and 57.7% of advertising costs were paid to three suppliers for the years ended December 31, 2017,2018 and 2019, respectively.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future consolidated financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

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

Concentration of risks (continued)

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 1.87% in 2019. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2 Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. In November 2019, the FASB issued ASU No. 2019-10 Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)-Effective Dates. As Lease (Topic 842) is already effective for (a) public business entities; (b) not-for-profit entities that have issued or are conduit bond obligors for securities that are traded, listed, or quoted on an exchange or an over-the-counter-market; and (c) employee benefit plans that file or furnish financial statements with or to the SEC, the Board retained the existing effective date for those entities, including small reporting companies. ASU No. 2019-10 defers the effective date for Lease (Topic 842) for all other entities by an additional year. Therefore, Leases (Topic 842) is now effective for those entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and codification improvements to Topic 326 in ASU 2019-04 and ASU 2018-19. The amendments update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU are effective for annual reporting periods beginning January 1, 2023 and interim periods beginning January 1, 2023. The Company does not expect any material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including, among other changes, the consideration of costs and benefits when evaluating disclosure requirements. For public companies, the amendments are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements and does not expect any material impact on its consolidated financial statement as a result of adopting new standard.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Company for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on the Company’s consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3	Accounts receivable, net

	As of December 31,
	2018	2019
	RMB	RMB	US$
Accounts receivable	151,219	163,933	23,548
Less: allowance for doubtful accounts	(9,308)	(28,516)	(4,096)

Total accounts receivable, net	141,911	135,417	19,452

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at beginning of year	3,462	9,308	1,337
Provisions	6,389	20,054	2,881
Write-offs	(543)	(846)	(122)

Balance at end of year	9,308	28,516	4,096

4	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Prepaid media cost	54,937	45,452	6,529
Prepaid service fee	6,804	9,892	1,421
VAT and other surcharges	12,097	16,266	2,336
Investment in a convertible loan	—	8,000	1,149
Office rental deposit	853	2,321	333
Others	5,887	4,156	598

Total prepayments and other current assets	80,578	86,087	12,366

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Office furniture and equipment	4,920	5,982	859
Computer equipment and servers	111,274	149,947	21,539
Leasehold improvements	7,256	10,595	1,522
Less: Accumulated depreciation	(30,576)	(60,289)	(8,660)

Total property and equipment, net	92,874	106,235	15,260

No impairment charges were recognized on property and equipment for the years ended December 31, 2017, 2018 and 2019, respectively.

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 were RMB8,805, RMB18,084 and RMB30,059 (US$4,318), respectively.

6	Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Computer software, systems and acquired technology	1,874	11,460	1,646
Less: Accumulated amortization	(343)	(2,650)	(381)

Total intangible assets, net	1,531	8,810	1,265

No impairment charges were recognized on intangible assets for the years ended December 31, 2017, 2018 and 2019, respectively.

The addition of intangible asset RMB8,000 is generated from the acquisition of MLINK business occurred on March 4, 2019, of which was fully attributed to acquired technology with a useful life of five years. The Company concluded that all of the fair value of MLINK business’s gross assets acquired is concentrated in a single identifiable intangible asset and therefore not a business pursuant to ASU 2017-01.

The weighted average amortization period of intangible assets were 3 years, 2.6 years and 4.2 years for the years ended December 31, 2017, 2018 and 2019, respectively.

Amortization expense of intangible assets were RMB35, RMB307 and RMB2,307 (US$331), for the years ended December 31, 2017, 2018 and 2019, respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

6	Intangible assets (continued)

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2020	2,952	424
2021	2,207	317
2022	1,784	256
2023	1,600	230
2024	267	38

No intangible assets with an indefinite useful life as of December 31, 2018 and 2019.

7	Long-term investments

Equity investments accounted for at fair value using the measurement alternative

Equity investments without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321- Investments—Equity Securities (“ASC 321”). As of December 31, 2018, the carrying amount of the Group’s cost method investments was RMB79,696. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2019, the carrying amount of the Group’s equity investments was RMB168,637 (US$24,223), During the year ended December 31, 2019, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB31,375 (US$4,507) as of December 31, 2019.

Total unrealized and realized gains and losses of equity investments with readily determinable fair values in 2019 were as follows:

	For the year ended December 31, 2019
	RMB	US$
Gross unrealized gain (upward adjustment)	17,298	2,485
Gross unrealized loss (downward adjustment)	—	—

Net unrealized gain on equity investments held	17,298	2,485
Net realized gain on equity investments sold	6,778	974

Total net gains recognized in other income, net	24,076	3,459

In 2018 and 2019, the Company acquired a total 5.93% of the share capital of Zhuoxuan, a non-listed company, for RMB7,265 (US$1,043). The Company recognized a fair value gain of RMB3,043 (US$437) in “other income” in 2019 due to the observable price change.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

7	Long-term investments (continued)

In 2017, the Company acquired 6.25% of the share capital of Shuwei, a non-listed company, for RMB10,000, and the Company’s ownership of share in Shuwei decreased to 4.27% in 2018 due to Shuwei’s subsequent rounds of financing. In 2019, the Company disposed certain portion of equity ownership of Shuwei with the consideration RMB10,000 (US$1,436), and recognized realized gain of RMB6,778 (US$974) and a fair value gain of RMB14,255 (US$2,048) for the remaining portion of equity ownership 2.89% in “other income”.

No impairment losses were recognized on equity investments for the years ended December 31, 2017, 2018 and 2019, respectively.

8	Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Deferred revenue	33,067	39,638	5,694
Customer deposits	26,416	37,923	5,447

Total deferred revenue and customer deposits - current	59,483	77,561	11,141

Deferred revenue - non-current	10,265	8,150	1,171

Roll-forward of customers deposits:

	Year ended December 31,
	2018	2019
	RMB	RMB	US$
Balance at beginning of year	20,636	26,416	3,794
Cash received from customers during the year	407,630	419,303	60,229
Revenue recognized during the year	(397,488)	(399,933)	(57,447)
Refunds paid during the year	(4,362)	(7,863)	(1,129)

Balance at end of year	26,416	37,923	5,447

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Accrued payroll and welfare payables	51,607	55,507	7,973
Other taxes and surcharge	11,277	16,368	2,351
Service fees	11,130	5,934	852
Acquisition of property and equipment	104	4,351	625
Government grant	—	2,326	334
Rental and property management fee	909	2,115	304
Others	1,639	9,676	1,390

Total accrued liabilities and other current liabilities	76,666	96,277	13,829

10	Contingently redeemable convertible preferred shares

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Contingently redeemable convertible preferred shares (continued)

Series C contingently redeemable convertible preferred shares (“Series C preferred shares”) (continued)

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Contingently redeemable convertible preferred shares (continued)

Liquidation preference (continued)

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Contingently redeemable convertible preferred shares (continued)

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Contingently redeemable convertible preferred shares (continued)

Initial measurement and subsequent accounting for Preferred Shares (continued)

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Contingently redeemable convertible preferred shares (continued)

The movement in the carrying value of the convertible preferred shares is as follows:

Mezzanine equity	Series A	Series B	Series C	Series D	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	26,979	52,723	168,317	218,618	466,637
Accretion of Preferred Shares	1,463	4,137	7,441	11,053	24,094
Redemption of Preferred Shares	—	—	(57,234)	—	(57,234)
Conversion of Preferred Shares	(28,442)	(56,860)	(118,524)	(229,671)	(433,497)
Balance as of December 31, 2018	—	—	—	—	—

Balance as of December 31, 2019	—	—	—	—	—

11	Share-based compensation

Share option plans

2014 Incentive Plan

On July 23, 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2019, 1,911 shares remain available for grant under the 2014 Plan.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2019, 3,174,379 shares remain available of grant under the 2017 Plan.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation (continued)

Share options

The following table summarizes the share option activity for the year ended December 31, 2019:

Options Granted to Employees and Directors	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2018	8,032,458	9.04	12.48	7.47	507,876

Granted	333,077	8.98	50.18	—	—
Forfeited	72,891	36.42	28.52	—	—
Expired	—	—	—	—	—
Exercised	1,113,098	2.74	4.06	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2019	7,179,546	9.74	15.37	6.75	163,589

Vested and expected to vest at December 31, 2019	7,179,546	9.74	15.37	6.75	163,589

Vested at December 31, 2019	5,237,925	5.17	7.90	6.21	137,787

The weighted average grant date fair value of the share options granted during the years ended December 31, 2017, 2018 and 2019 were RMB10.34, RMB45.72 and RMB50.18, respectively.

The aggregate unrecognized share-based compensation expense was RMB33,056 (US$4,748) as of December 31, 2019, which the Company expects to recognize over an estimated weighted-average period of 2.61 years.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation (continued)

Share options (continued)

The Company estimates the fair value of each award on grant date using the binomial option pricing model with the assistance of an independent third-party valuation firm. The binominal model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, were determined by the assistance of an independent third-party valuation firm. Subsequent to the IPO, fair value of the common shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The Company recognizes share-based compensation expense using the accelerated recognition method over the requisite service period, which is generally subject to graded vesting.

The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2017,2018 and 2019:

	2017	2018	2019
Risk-free interest rate	2.27% - 2.41%	2.27% - 2.93%	1.65% - 2.54%
Dividend yield	0%	0%	0%
Expected volatility	46.33% - 47.15%	45.30% - 46.10%	44.23% - 44.71%
Weighted average expected volatility	46.66%	45.98%	44.53%
Expected exercise multiple	2.5	2.5	2.5

(i)

Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.

(ii)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(iii)	Expected volatility – Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(iv)	Expected exercise multiple – Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation (continued)

Restricted share units

Starting from September 4, 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).

A summary of the restricted share units for the year ended December 31, 2019 was stated below:

Restricted Share Units Granted to Employees and Directors	Number of Share Units	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2018	12,550	—	54.69	9.68	907

Granted	33,643	—	45.09	—	—
Forfeited		—	—	—	—
Expired		—	—	—	—
Exercised	12,550	—	54.97	—	—
Cancelled	—	—	—	—	—
Outstanding, December 31, 2019	33,643	—	44.98	9.70	1,039
Vested and expected to vest at December 31, 2019	33,643	—	44.98	9.70	1,039

Exercisable at December 31, 2019	—	—	—	—	—

The weighted average grant-date fair value per share of restricted share units granted for the years ended December 31, 2018 and 2019 were RMB54.69 and RMB45.09 (US$ 6.48), respectively.

As of December 31, 2019, there was RMB64 (US$9) of unrecognized share-based compensation cost related to restricted shares, which the Company expects to recognize over an estimated weighted-average period of one year.

The aggregate fair value of share options and restricted share units vested and recognized as expenses as of December 31, 2017, 2018 and 2019 were RMB8,275, RMB24,561 and RMB47,284 (US$6,792), respectively.

Total intrinsic value of share options and restricted share units exercised for the years ended December 31, 2017, 2018 and 2019 were nil, nil and RMB53,338 (US$7,662), respectively.

Total compensation costs recognized for the year ended December 31, 2017, 2018 and 2019 were as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of Revenue	—	—	73	10
Research and development	1,408	9,448	12,819	1,841
Sales and marketing	944	3,347	6,040	868
General and administrative	5,923	11,766	28,352	4,073

Total	8,275	24,561	47,284	6,792

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes

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

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The certificate of high and new technology enterprise of the VIE was obtained in November 2016 and expired in November 2019. The VIE renewed the HNTE certificate of in December 2019 with a valid period of three years starting from December 2019 onwards. It was entitled to the preferential rate of 15% for 2017, 2018 and 2019. The WFOE in the PRC is subject to the 25% EIT rate.

The Company’s loss before income taxes consists of:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cayman Islands	(10,584)	6,622	(16,716)	(2,401)
British Virgin Islands	(2)	(25)	(30)	(4)
Hong Kong	(34)	208	(3,097)	(445)
China	(83,651)	(72,972)	(89,836)	(12,903)

Total loss before income taxes	(94,271)	(66,167)	(109,679)	(15,753)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current income tax expense	—	(35)	(162)	(23)
Deferred tax benefit	3,980	5	—	—

Total income tax (expense)/benefit	3,980	(30)	(162)	(23)

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB	US$
Loss before income tax	(66,167)	(109,679)	(15,753)
Income tax expense computed at PRC statutory rate (25%)	(16,542)	(27,421)	(3,939)
International tax rate differential	(1,668)	4,451	639
Preferential tax rate	6,397	12,845	1,845
Deferred tax items tax rate differential	(6,390)	(10,157)	(1,459)
Research and development super-deduction	(21,559)	(26,910)	(3,865)
Non-deductible expenses	5,701	12,587	1,809
Deferred tax expense	4,073	—	—
Recognition of prior year tax loss	—	(1,939)	(279)
Changes in valuation allowance	30,018	36,706	5,272

Income tax expense	30	162	23

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes (continued)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Deferred tax assets, net
Provision for doubtful debts	2,463	7,484	1,075
Accrued expense	3,737	9,516	1,367
Net operating loss carry forward	78,985	108,101	15,528
Government grant related to assets	54	359	52
Fixed assets depreciation	14	73	10
Estimated liabilities	10	—	—
Net unrealized gain on equity investments held	—	(3,564)	(512)
Valuation allowance	(85,263)	(121,969)	(17,520)

Total deferred tax assets, net	—	—	—

The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2018 and 2019. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Company had deferred tax assets related to net operating loss carry forwards of RMB78,985 and RMB108,101 (US$ 15,528) from its WFOE and the VIE in China as of December 31,2018 and 2019, which can be carried forward to offset taxable income. The net operating loss of WOFE and VIE will expire in years 2020 to 2024 and 2020 to 2029 if not utilized, respectively.

The Company did not record any dividend withholding tax, as there were no undistributed earnings arising from the WFOE noted as of December 31, 2018 and 2019.

As of December 31, 2018 and 2019, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2017, 2018 and 2019. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiary and the VIE. Accordingly, the PRC tax filings from 2014 through 2019 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

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

The Company evaluated and determined there were no embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”).

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	Convertible notes (continued)

The principal amount, debt issuance costs and derivative liability as of December 31, 2019 was as follows:

	As of December 31, 2018	Charge to profit and loss	Foreign currency translation adjustment	As of December 31, 2019
	RMB	RMB	RMB	RMB	US$
Principal amount	240,212	—	3,955	244,167	35,000
Contingent redemption feature and debt issuance costs	(24,033)	10,178	(281)	(14,136)	(1,958)

Total	216,179	10,178	3,674	230,031	33,042

As of December 31, 2019, aggregate future principal payments for the Convertible Notes were as follows:

	RMB	US$
1 year (including 1 year)	—	—
1 year to 2 years (including 2 years)	244,167	35,000

Total	244,167	35,000

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	Commitments and contingencies

Operating lease commitments

The Company leases office premises in the PRC under non-cancellable operating leases ranging from six months to five years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total operating lease expenses were RMB6,081 and RMB12,120 and RMB16,380 (US$2,353) for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, future minimum payments under non-cancellable operating leases were as follows:

	RMB	US$
2020	10,018	1,439
2021	4,425	636
2022	4,131	593
2023	346	50

Total	18,920	2,718

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

Capital commitments

As of December 31, 2019, future minimum payment under non-cancellable purchase commitment for consulting service is RMB3,449 (US$495) and RMB285 (US$41), which is scheduled to be paid within one and two years, respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

15	Share capital

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

As of December 31, 2019, the Company had repurchased under the Repurchase Plan an aggregate of 920,606 ADSs, representing 613,737 Class A common shares. As of December 31, 2019, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase cost on the consolidated balance sheets.

As at December 31, 2019, there were 60,106,037 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

15	Share capital (continued)

Basic and diluted loss per share is calculated as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018		For the year ended December 31, 2019
	Common shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(90,291)	(46,606)	(19,591)	(85,502)	(12,282)	(24,339)	(3,496)

Deduct: Accretion of redeemable convertible preferred shares	(26,391)	(16,963)	(7,131)	—	—	—	—

Net loss attributable to common shareholders	(116,682)	(63,569)	(26,722)	(85,502)	(12,282)	(24,339)	(3,496)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	42,666,670	40,441,999	17,000,189	59,721,341	59,721,341	17,000,189	17,000,189

Basic and diluted loss per share	(2.73)	(1.57)	(1.57)	(1.43)	(0.21)	(1.43)	(0.21)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

15	Share capital (continued)

For the years ended December 31, 2017, the computation of basic loss per share using the two-class method is not applicable as the Company only had one class of common shares and the preferred shares do not have contractual rights and obligations to share in the losses of the Company. For the year ended December 31, 2018 and 2019, the two-class method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company. The effect of all outstanding preferred shares, share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

16	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Fei Chen	Founder, President
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16	Related party transactions (continued)

Details of related party balances as of December 31, 2018 and 2019 are as follows:

16.1 Amounts due from related parties

	As of December 31,
	2018	2019
	RMB	RMB	US$
Shenzhen Weixunyitong Information Technology Co., Ltd.	1,543	521	75
Guangzhou Tianlang Network Technology Co., Ltd.	1,305	—	—
Fei Chen	1,716	—	—

Total amounts due from related parties	4,564	521	75

16.2 Amounts due to related parties

	As of December 31,
	2018	2019
	RMB	RMB	US$
Shenzhen Weixunyitong Information Technology Co., Ltd.	8,864	56	8

Total amounts due to related parties	8,864	56	8

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16	Related party transactions (continued)

Details of related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows:

16.3 Transactions with related parties

			For the year ended December 31,
			2017	2018	2019
			RMB	RMB	RMB	US$
Services provided to:	(i	)
Shenzhen Weixunyitong Information Technology Co., Ltd.			2,752	1,002	—	—
Guangzhou Tianlang Network Technology Co., Ltd.			755	1,542	266	38

Total			3,507	2,544	266	38

Services received from:	(ii	)
Shenzhen Weixunyitong Information Technology Co., Ltd.			672	20,909	11,600	1,666

Office premises leased from:
Shenzhen Weixunyitong Information Technology Co., Ltd.			1,557	475	—	—

Total			2,229	21,384	11,600	1,666

(i)

The Company entered into an agreement with Shenzhen Weixunyitong Information Technology Co., Ltd. to provide targeted marketing services. The Company entered into an agreement with Guangzhou Tianlang Network Technology Co., Ltd. to provide certain data solutions and targeted marketing services.

(ii)	The Company entered into an agreement with Shenzhen Weixunyitong Information Technology Co., Ltd. to purchase ad inventory.

17	Revenues

Revenues consist of the following:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Targeted Marketing	221,153	572,796	696,190	100,001

SaaS Products
Developer services	38,795	60,106	93,553	13,438
Other SaaS Products	24,761	81,239	116,715	16,766

Total SaaS Products	63,556	141,345	210,268	30,204

Total revenues	284,709	714,141	906,458	130,205

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

17	Revenues (continued)

Timing of revenue recognition for SaaS Products for the year ended December 31, 2019:

	For the year ended December 31, 2019
	RMB	US$
Developer Services
Services delivered at the point in time	24,549	3,526
Services delivered overtime	69,004	9,912

Total developer services	93,553	13,438
Other SaaS Products
Services delivered at the point in time	63,703	9,150
Services delivered overtime	53,012	7,616

Total other SaaS products	116,715	16,766

Total SaaS Products	210,268	30,204

18	Other income

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Government grants	677	7,483	12,546	1,802
Gain on an equity investment sold	—	—	6,778	974
Unrealized gain on equity investments held	—	—	17,298	2,485
Income from ADR profit-sharing program	—	966	2,190	315

Total	677	8,449	38,812	5,576

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Fair value measurements

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured or disclosed at fair value

The Company measures bifurcated embedded redemption feature derivative of convertible notes at fair value on a recurring basis, which is classified within Level 3 as the fair value is measured based on risk-free interest rate, volatility, mature date, conversion price, and other factors. There are no derivative liabilities as of December 31, 2018 and 2019, respectively. For further information on the convertible notes see Note 13.

The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data. There are no derivative assets as of December 31, 2018 and 2019, respectively.

The Company’s non-financial long-lived assets, such as intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these non-financial assets. These nonrecurring fair value measurements use significant unobservable inputs (level 3).

For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 7). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Fair value measurements (continued)

No assets and liabilities were measured at fair value on a recurring basis as of December 31, 2018.

For the year ended December 31, 2019, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2019 using
	Total Fair Value at December 31, 2019	Total Fair Value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement — Non-Recurring:
Equity investments accounted for at fair value using the alternative measurement	31,375	4,507	—	—	31,375	17,298

Total assets and liabilities measured at fair value	31,375	4,507	—	—	31,375	17,298

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Fair value measurements (continued)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2017, 2018 and 2019. The following table presents a reconciliation of the derivative liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2018 and 2019:

Derivative liability RMB
Balance as of December 31, 2017	20,237
Charge to profit and loss	(21,302)
Foreign exchange translation adjustments	1,065
Balance as of December 31, 2018	—

Balance as of December 31, 2019	—

Balance as of December 31, 2019 in US$	—

20	Restricted net assets

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

Amounts of net assets restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB787,223 and RMB856,141 (US$122,977) as of December 31, 2018 and 2019, respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Subsequent events

In early January 2020, an outbreak of a respiratory illness caused by the novel coronavirus (COVID-19) was identified in Wuhan, Hubei Province, China, which has spread rapidly to many parts of the world. The Chinese central government and local governments in Wuhan and other cities in China have introduced various temporary measures to contain the coronavirus outbreak, such as extension of the Lunar New Year holiday and travel restrictions, which could impact national and local economics to different degrees. The extent to which COVID-19 impacts the business and financial results of the Company will depend on future developments, given the uncertainty surrounding the COVID-19 outbreak, the duration of the business disruption and related financial impact cannot not be reasonably estimated at this time.

22	Condensed financial information of the parent company

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Long-term investments” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIE” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

22	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	238,236	114,489	16,445
Due from the entities within the Group	7,030	7,198	1,034
Prepayments and other current assets	4,245	2,528	364

Total current assets	249,511	124,215	17,843

Non-current assets:
Long-term investments	590,752	668,049	95,959
Intangible assets, net	93	62	9

Total non-current assets	590,845	668,111	95,968

Total assets	840,356	792,326	113,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	11,542	1,439	207
Due to the entities within the Group	710	44,918	6,452

Total current liabilities	12,252	46,357	6,659

Non-current liabilities:
Deferred revenue - non-current	10,265	8,150	1,171
Convertible notes	216,179	230,031	33,042

Total non-current liabilities	226,444	238,181	34,213

Total liabilities	238,696	284,538	40,872

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

22	Condensed financial information of the parent company (continued)

Condensed Balance Sheets (continued)

	As of December 31,
	2018	2019
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2018 and 2019; 4,920,000,000 shares authorized as of December 31, 2018 and 2019, 59,547,823 shares and 60,106,037 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	37	37	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2018 and 2019; 30,000,000 shares authorized as of December 31, 2018 and 2019, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2018 and 2019)	11	11	2
Treasury shares (46,303 and 81,930 class A common shares as of December 31, 2018 and 2019, respectively)	(3,165)	(1,999)	(287)
Additional paid-in capital	944,500	956,735	137,426
Accumulated deficit	(348,123)	(453,359)	(65,121)
Accumulated other comprehensive income	8,400	6,363	914
Total shareholders’ equity	601,660	507,788	72,939

Total liabilities and shareholders’ equity	840,356	792,326	113,811

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

22	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of Revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
Research and development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(10,076)	(11,941)	(14,389)	(2,067)
Share of losses of subsidiaries and VIE	(79,916)	(72,750)	(93,328)	(13,404)

Total operating expenses	(89,992)	(84.691)	(107,717)	(15,471)

Loss from operations	(89,992)	(84,691)	(107,717)	(15,471)

Foreign exchange loss, net	(339)	(186)	—	—
Interest income	18	3,013	2,754	396
Interest expense	—	(6,599)	(10,178)	(1,462)
Other income	22	964	5,300	761
Change in fair value of derivative liability	—	21,302	—	—

Loss before income taxes	(90,291)	(66,197)	(109,841)	(15,776)
Income tax expenses	—	—	—	—

Net Loss	(90,291)	(66,197)	(109,841)	(15,776)

Accretion of contingently redeemable convertible preferred shares	(26,391)	(24,094)	—	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

22	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss (continued)

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net loss attributable to common share holders	(116,682)	(90,291)	(109,841)	(15,776)

Other comprehensive income (loss)
Foreign currency translation adjustments	(7,563)	11,688	(2,037)	(293)

Total other comprehensive income (loss), net of tax	(7,563)	11,688	(2,037)	(293)

Comprehensive loss	(97,854)	(54,509)	(111,878)	(16,069)

Condensed Statements of Cash Flows

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(744)	16,052	15,273	2,194
Net cash used in investing activities	(157,412)	(535,995)	(95,412)	(13,705)
Net cash provided by/ (used in) from financing activities	217,446	614,884	(33,845)	(4,862)
Effect of exchange rate changes	(7,695)	24,866	(9,763)	(1,403)

Net increase/ (decrease) in cash and cash equivalents	51,595	119,807	(123,747)	(17,776)

Cash and cash equivalents at the beginning of year	66,834	118,429	238,236	34,221

Cash and cash equivalents at the end of year	118,429	238,236	114,489	16,445