Form 20-F
period 2020-12-31
Aurora Mobile Ltd
filed 2021-04-12
CIK 1737339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
14/F, China Certification and Inspection Building,
No. 8, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People’s Republic of China
(Address of principal executive offices)
Shan-Nen Bong, Chief Financial Officer
14/F, China Certification and Inspection Building,
No. 8, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
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
As of December 31, 2020, there were
78,392,359
common shares outstanding, par value of US$0.0001 per share, being the sum of 61,392,170 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.
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

Large accelerated filer	Accelerated filer	☒

Non-accelerated filer	Emerging growth company	☒
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
SAAS Businesses or targeted marketing during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;

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

•	“our SAAS Businesses” are to our developer services and vertical applications;

•	“our VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu;

•	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SAAS” are to Software-as-a-Service; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

•	our expectations regarding demand for and market acceptance of our SAAS Businesses and targeted marketing;

•	our expectations regarding our relationships with app developers, customers, strategic partners and other stakeholders;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.
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
The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of operations data for the year ended December 31, 2016 and 2017, the selected consolidated balance sheets data as of December 31, 2016 and 2017 and selected consolidated cash flows data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues	70,322	284,709	714,141	906,458	471,614	72,278
Cost of revenues (1)	(47,722)	(213,370)	(517,074)	(649,596)	(265,436)	(40,680)

Gross profit	22,600	71,339	197,067	256,862	206,178	31,598
Operating expenses: (1)
Research and development expenses	(33,717)	(71,651)	(134,358)	(176,248)	(174,597)	(26,758)
Sales and marketing expenses	(33,062)	(59,673)	(83,853)	(118,548)	(102,319)	(15,681)
General and administrative expenses	(13,480)	(32,431)	(71,641)	(109,291)	(119,087)	(18,251)

Total operating expenses	(80,259)	(163,755)	(289,852)	(404,087)	(396,003)	(60,690)
Loss from operations	(57,659)	(92,416)	(92,785)	(147,225)	(189,825)	(29,092)
Loss before income taxes	(57,472)	(94,271)	(66,167)	(109,679)	(224,989)	(34,480)
Net loss	(61,382)	(90,291)	(66,197)	(109,841)	(225,075)	(34,493)
Net loss attributable to Aurora Mobile Limited’s shareholders	(61,382)	(90,291)	(66,197)	(109,841)	(225,075)	(34,493)

Accretion of contingently redeemable convertible preferred shares	(12,427)	(26,391)	(24,094)	—	—	—

Net loss attributable to common shareholders	(73,809)	(116,682)	(90,291)	(109,841)	(225,075)	(34,493)

Net loss per common share:
Basic and diluted	(1.73)	(2.73)	(1.57)	(1.43)	(2.91)	(0.45)
Weighted average number of shares used in calculating basic and diluted loss per common share:
Common shares — Basic and diluted	42,666,670	42,666,670	—	—	—	—
Class A common share — Basic and diluted	—	—	40,441,999	59,721,341	60,415,978	60,415,978
Class B common share — Basic and diluted	—	—	17,000,189	17,000,189	17,000,189	17,000,189

Notes:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Cost of revenue	—	—	—	73	4	1
Research and development expenses	664	1,408	9,448	12,819	7,176	1,100
Sales and marketing expenses	189	944	3,347	6,040	3,965	608
General and administrative expenses	1,850	5,923	11,766	28,352	17,713	2,715

Total	2,703	8,275	24,561	47,284	28,858	4,424

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	103,168	208,161	576,562	431,459	356,115	54,577
Accounts and notes receivable, net	9,444	49,594	141,911	135,417	44,886	6,879
Prepayments and other current assets	13,508	34,228	80,578	86,087	49,013	7,511
Total assets	165,944	359,450	992,068	939,923	787,427	120,679

Accounts payable	1,110	8,340	18,811	19,996	16,592	2,543
Deferred revenue and customer deposits	18,148	49,557	59,483	77,561	109,182	16,733
Accrued liabilities and other current liabilities	19,737	52,639	76,666	96,277	109,136	16,725
Total liabilities	53,819	117,197	390,408	432,135	466,188	71,446

Total mezzanine equity	220,539	466,637	—	—	—	—
Total shareholders’ equity/(deficit)	(108,414)	(224,384)	601,660	507,788	321,239	49,233
Total liabilities, mezzanine equity and equity	165,944	359,450	992,068	939,923	787,427	120,679

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Cash Flow Data:
Net cash used in operating activities	(42,152)	(75,532)	(97,925)	(25,758)	75,810	11,619
Net cash used in investing activities	(29,928)	(28,644)	(139,206)	(88,966)	(144,415)	(22,133)
Net cash provided by financing activities	(135,348)	217,446	614,884	(33,883)	315	48
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	2,450	(8,282)	(9,352)	3,504	(7,054)	(1,081)
Net increase (decrease) in cash and cash equivalents and restricted cash	65,718	104,988	368,401	(145,103)	(75,344)	(11,547)
Cash and cash equivalents and restricted cash at the beginning of year	37,570	103,288	208,276	576,677	431,574	66,142
Cash and cash equivalents and restricted cash at the end of year	103,288	208,276	576,677	431,574	356,230	54,595

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

•
maintain the proper functioning of SAAS Businesses which include Developer Services and Vertical Applications, and other business initiatives as we continue to collect increasing amounts of data from a growing user base;

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
We have incurred net losses since our inception, including loss from operations of RMB92.8 million, RMB147.2 million and RMB189.8 million (US$29.1 million) for the years ended December 31, 2018, 2019 and 2020, and net losses of RMB66.2 million, RMB109.8 million and RMB225.1 million (US$34.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future
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
If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer.
The market for SAAS Businesses and other business initiatives is characterized by constant change and innovation, and we expect it to continue to rapidly evolve. Moreover, many of our customers operate in industries characterized by changing technologies and business models, which require them to develop and manage increasingly complex mobile application and IT infrastructure environments. Our historical success has been based on our ability to offer high quality in-app functionalities
needed by app developers and innovative SAAS and other products with industry-specific and actionable insights for our customers, and the resulting benefits to customers’ businesses and brands. Our success has also depended upon our ability to identify, target and reach customers that need our services and SAAS Businesses and targeted marketing and successfully convert app developers into paying customers through our sales and marketing activities and then increase the cross-sale among each line of our businesses. If we do not respond to the rapidly changing needs of our customers by developing and enhancing our SAAS Businesses and other business initiatives, developing new products on a timely basis that can address evolving customer needs, and selling and marketing them effectively, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology, SAAS Businesses may be complex and uncertain, and if we fail to accurately predict developers’ and customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts. Our enhancement of existing services, SAAS Businesses and targeted marketing development of new products could fail to attain sufficient market acceptance for many reasons, including:

•	the failure to accurately predict market or customer demands;

•	defects, errors or failures in the design or performance of our new products or product enhancements;

•	negative publicity about the performance or effectiveness of our SAAS Businesses;

•	delays in developing and enhancing existing products or releasing our new products to the market;

•	the introduction or anticipated introduction of competing products by our competitors;

•	poor business conditions for our customers, causing them to delay purchases; and

•	the perceived value of our services and SAAS Businesses relative to their cost.
To the extent we are not able to continue to execute on our business model to timely and effectively develop and market our SAAS Businesses and other business initiatives to address these challenges, our business, operating results and financial condition will be adversely affected.
There can be no assurance that we will successfully identify new opportunities, develop and bring new SAAS Businesses and other business initiatives to market on a timely basis or achieve market acceptance of our services and products, or that products and technologies developed by others will not render our comprehensive suite of services obsolete or non-competitive. Further,
we may make changes to our services and products that our customers do not like or find useful. We may also discontinue certain features, begin to charge for certain features that are currently free, such as certain developer services, or increase fees for any of our features or usage of our SAAS Businesses and other business initiatives. If our services or products do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue may decline or grow more slowly than expected and the negative impact on our operating results may be particularly acute and we may not receive a return on our investment because of the upfront research and development, sales and marketing and other expenses we incur.
If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected.
By providing services to mobile app developers, we gain access to massive mobile data that we use to develop our industry-specific SAAS Businesses and targeted marketing. Data is sourced only based on our services provided to developers and primarily consists of unstructured anonymous meta data. Based on our centralized proprietary data processing platform and leveraging our AI and machine learning capabilities, we are able to gain actionable and effective insights from the data and develop a variety of SAAS Businesses and targeted marketing. Our business plan assumes that the demand for SAAS Businesses will increase.
We may not be able to maintain and grow the number of app developers we serve. Furthermore, certain of our app developers may prohibit or limit our access to or use of this data. The broad adoption of certain end-user computer
software or programs may pose technical restrictions on our ability to access user data or end-users may
dispute our use of the data. Interruptions, failures or defects in our data access and processing systems, as well as privacy concerns regarding the user data, could also limit our ability to analyze data. In addition, our ability to collect data may be restricted by new laws and regulations. If we are not able to continue to gain access to extensive mobile data in the future, we will lose our competitive strengths, and we may not be able to effectively and efficiently offer and improve our existing SAAS Businesses or develop new products that respond to the needs of our customers. Accordingly, demand for our solutions may not continue to develop as we anticipate, or at all, and because we derive a substantial portion of our revenue from SAAS Businesses and targeted marketing, the growth of our business and results of operations may be adversely affected.

If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.
The market for SAAS Businesses and other business initiatives is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customer adoption and renewals of our subscriptions, customer demand for our platform, the size, growth rate and expansion of this market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market for SAAS Businesses and other business initiatives any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. If we or other SAAS Businesses or other providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our service and products, especially SAAS Businesses, do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.
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
The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance
with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. The activities of third parties such as app developers and business partners are beyond our control. If our business partners or app developers violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners or app developers to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential app developers and customers from using our services and/or SAAS Businesses and targeted marketing and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.
Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, the legislation construction of personal information protection has sped up, the Standing Committee of the National People’s Congress published the Data Security Law (Draft) for public comment on July 3, 2020, and the Personal Information Protection Law (Draft) for public comment on October 21, 2020. The aforesaid drafts were released for public comment only, there remains substantial uncertainty regarding the drafts, including with respect to their final content, adoption timeline or effective date. It is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to and the SAAS Businesses and targeted marketing we provide to customers. Moreover, as we implement our strategy to expand into selected global markets, we may become subject to personal information protection laws and regulations in the jurisdictions that we expand into. We may also become subject to regulatory requirements as a result of installations of apps integrated with our SDKs by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with our customers or others may adversely affect our ability to gain access to data and provide certain SAAS Businesses and targeted marketing to our customers. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.
Security and privacy breaches may hurt our business.
We currently retain data from other parties, including data from mobile devices in secure database servers
.
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

Moreover, if a high-profile security breach occurs with respect to another SAAS Businesses, our customers and potential customers may lose trust in the security of our SAAS Businesses generally, which could adversely impact our ability to retain existing customers or attract new ones.
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
We utilize AI and machine learning technology and other advanced data technology tools to process data and productize our SAAS Businesses and targeted marketing. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.
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
The market for SAAS Businesses and other business initiatives is intensely competitive and characterized by rapid changes in technology, developer and customer requirements, industry standards and frequent new product introductions and improvements. We face competition in all lines of business. In the future, as we further grow, we anticipate continued challenges from current competitors, as well as by new entrants into the industry including major online media networks, which may enjoy greater resources than us. See “Item 4. Information On the Company—B. Business Overview—Competition.” If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could be weakened, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.
Some of our existing competitors, especially the competitors for our SAAS Businesses and targeted marketing have, and our potential competitors could have, substantial competitive advantages such as:

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
We currently host our cloud service from third-party data center facilities operated by several different providers located in China.Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Impairment of, or interruptions in, our cloud services may reduce our revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if app developers, customers and potential customers believe our services are unreliable.
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
Our business depends on the performance and reliability of the internet infrastructure in China and the stability of information technology and communications systems of app developers, customers and publishers. The availability of our SAAS Businesses and targeted marketing, in part, depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to developers’ networks operated by such telecommunications carriers and internet service providers to deliver our developer services. We have experienced internet interruptions in the past, which were typically caused by service interruption of the value-added telecommunications service providers. In addition, since we rely on the performance of our publishers to deliver the ads, any interruption or failure of their information technology and communications systems may undermine the effectiveness of our advertising services and solutions and cause us to lose customers, which may harm our operating results.
We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and
similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2020, within China, we had 64 patent applications pending and 13 patents registered. We own 90 computer software copyrights, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 84 trademark applications and have maintained 55 trademark registrations and 4 artwork copyrights in China. We also registered 28 domain names, including
www.jiguang.cn
. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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
We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, customers, employees or other individuals or entities, including claims of breach of contract or unfair competition. As of the date of this annual report, there were no lawsuit in respect of labor dispute pending against us. Any potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract app developers and customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
Since our initial public offering of our ADSs on Nasdaq in July 2018, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act required that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form
20-F
beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We may be unable to timely complete our evaluation testing and any required remediation.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going
basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.
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
We adopted a stock incentive plan in July 2014, or the 2014 Plan, and a stock incentive plan in March 2017, or the 2017 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. In 2018, 2019 and 2020, we recorded RMB24.6 million, RMB47.3 million and RMB28.9 million (US$4.4 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. As of the date of this annual report, we have not been able to register all the premises as branch offices in the relevant cities where we operate our business, including Shanghai, Guangzhou and Chengdu. We are in the process of applying for the registration of these premises and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration and the net revenue attributable to the operation from these premises is insignificant, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.
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

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. Customer demand has gradually recovered since the second quarter of 2020, and our business and financial condition have seen sequential growth for the second half of 2020. However, the extent to which
COVID-19
impacts our business and operating results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations have been adversely affected, and could be further affected, to the extent that the
COVID-19
or any other epidemic harms the Chinese and global economy in general. Potential impacts include, but are not limited to, the following:

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
Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors, with a few exceptions, are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.
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
Our VIE contributed 99.4%, 99.3% and 98.6% of our consolidated total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct our VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.
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
Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, for the purpose of counteracting the impact on China caused by unjustified extra-territorial application of foreign legislation and other measures, the Ministry of Commerce of China published the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
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
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our significant business partners;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	any share repurchase program;

•	regulatory developments affecting us or our industry;

•	potential litigation or regulatory investigations; and

•	general economic or political conditions in China or elsewhere in the world.
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
In November 2018, our board of directors authorized the repurchase of up to US$10 million of the ADSs or our common shares. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. As of December 31, 2020, we repurchased approximately US$5.9 million of the ADSs under the share repurchase program
.
Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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
Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 107,000 ADSs) and 17,000,189 Class B common shares, which represent 76.5% of our total voting power, as of February 28, 2021. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.
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
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 28, 2021, we had 78,608,918 common shares outstanding, comprising of (i) 61,608,729 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 30,559,911 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares may cause us to register under the Securities Act the sale of their shares. Holders of the convertible notes issued by us on April 17, 2018 may also cause us to register under the Securities Act the sale of their Class A common shares issuable upon conversion of the convertible notes at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. Assuming all the notes are converted into our Class A common shares at this initial conversion price, we would issue an aggregate of 2,975,897 Class A common shares to the holders of the convertible notes. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.
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
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. As we rely on the home country practice exemption as described above, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.
We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A common shares.
Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and do not expect to be a PFIC for our current taxable year or for the foreseeable future.
However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income,
or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive,
or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.
If we are or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds the ADSs or our Class A common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Shenzhen Hexum Hungu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, holding 80%, 10% and 10% equity interests in Hexun Huagu, respectively
In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary KK Mobile Investment Limited in Hong Kong in June 2012. In April 2014, we incorporated Aurora Mobile Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush.

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
Our principal executive offices are located at 14/F, China Certification and Inspection Building, No.8 Keji South 12
th
Road, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Our telephone number at this address is +86
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
Overview
We are a leading developer service platform in China. Through our developer services, we reached approximately 1.4 billion monthly active unique mobile devices, accounting for approximately 90% of mobile device coverage in China, in December 2020.From these mobile devices, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “Best Social Marketing Case Study in Finance” and the “Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019, the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research, the “2017 Best Technology Company Award” from CCTV-Securities News Channel and have been recognized as the “2016 Most Influential Big Data Service Provider” from 36Kr, a well-known technology news platform in China, for our targeted marketing, AAA Credit Unit of Chinese Enterprise Credit Evaluation.
We provide a comprehensive suite of services to mobile app developers in China. Our developer services easily integrate with all types of mobile apps and provide core in-app
functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click
verification, and other service under JG Alliance. Our services had been used by approximately 591,180 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2020.We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,076,000 as of December 31, 2018 to over 1,452,000 as of December 31, 2019 and further to over 1,698,000 as of December 31, 2020.
Since our inception through December 31, 2020, we have accumulated data from over 46.7 billion installations of our software development kits (SDKs) as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for
AI-powered
modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and marketing effective insights from our data and to develop and refine our vertical applications and targeted marketing. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of solutions that offer industry-specific, actionable insights for customers in a number of different areas. Our solutions include:

•	Vertical Applications mainly include market intelligence, financial risk management and location-based intelligence:

•
Market intelligence
: We provide investment funds and corporations with real-time market intelligence solutions, such as our product iApp, which provides analysis and statistical results on the usage and trends of mobile apps in China.

•	Financial risk management : We assist financial institutions, licensed lenders and credit card companies in making informed lending and credit decisions.

•
Location-based intelligence
(“
iZone
”): We help retailers and those from other traditional
brick-and-mortar
industries, such as real estate developers, track and analyze foot traffic, conduct targeted marketing and make more informed and impactful operating decisions, such as site selection.

Collectively, the developer services and vertical applications are termed SAAS Businesses.

•	Targeted marketing (“ XiaoGuoTong ”): We help advertisers improve their effectiveness by enabling them to target the right audience with the right content at the right time.
Throughout 2020, we have strategically winded down our targeted marketing business to focus on SAAS Businesses, and have exited the targeted marketing business by the end of 2020. Starting from January 2021, we will only operate and generate revenue from SAAS Businesses.
We have built a robust technology infrastructure to support the usage of SAAS Businesses and the legacy targeted marketing throughout China on a real-time basis. We have developed a proprietary network of over 7,858 servers strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our
Software-as-a-service
(“SAAS”) products and targeted marketing with great stability, immense speed and high reliability.
Our Business Model
We are a leading developer ecosystem service platform in China. Our business model is built upon our massive and quality data foundation, which we have established by leveraging the comprehensive suite of developer services we provide to mobile app developers in China. Our developer services provide core in-app functionalities,
including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click
verification and other services under JG Alliance. device connection. Through our developer services, we gain access to selected and anonymous device-level data that is necessary for, and relevant to, the services provided. Our centralized data processing platform stores, cleanses, structures and encrypts data that was collected and aggregated. We utilize AI and machine learning technologies to conduct modeling exercises and in order to gain actionable and effective insights. Based on our data foundation and leveraging our AI-powered centralized
processing platform, we have developed a variety of vertical applications that offer industry-specific, actionable insights for customers.

Developer Services
We provide a comprehensive suite of services to mobile app developers in China. Starting from 2020, we further breakdown the Developer Service revenue into Subscription Service and Value-Added Service. Our subscription service under developer services provides core in-app functionalities
needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click
verification and other services under JG Alliance. Our value-added service include both JG Alliance and Advertisement SAAS. The functionalities of our developer services are delivered in the form of SDKs that contain ready-to-use source
codes and allow for simple integration into a wide variety of mobile apps. We also offer application programming interfaces (APIs) that create connectivity and automate the process of message exchange between the mobile apps and our backend network. Moreover, we also provide app developers using our services with an interactive web-based service
dashboard, allowing them to utilize and monitor our services through simple controls on an ongoing basis. Our developer services easily integrate with all types of mobile apps and support all major mobile operating systems, including iOS, Android and Winphone. Through these functionalities, developers are able to accelerate the development and deployment of their apps into the market and focus their efforts on optimizing their app operations and improving end-user experience.
Our developer services had been used by a cumulative number of approximately 591,000 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2020. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,076,000 as of December 31, 2018 to over 1,452,000 as of December 31, 2019 and further to over 1,698,000 as of December 31, 2020. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received “2018 Best Big Data Application Award” from China Electronic Commerce Committee and the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research in 2018, and have been recognized as the “2018 Brilliant Business Partner on Tencent Social Network KA Service” by Tencent and as “2018 Top 20
Fin-Tech
Service Platform of Banking Industry” by Yibencaijing in 2018, and as the “Best 2016-2017 SAAS Service Provider” by China SAAS Application Conference Committee in 2017, and as the “InfoQ 2020 Best Technology Community Driver Award”.
Our developer services (subscription services) are standardized to maximize efficiency and cohesiveness of operations. Our developer services are built upon our proprietary common module JCore, allowing developers to easily integrate additional and multiple functionalities provided by our developer services, as well as enabling us to react to market change and customer demand by developing and adding additional functionalities quickly and cost-effectively.

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

Our Subscription Service
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
statistical reports.
Leveraging our technology infrastructure built upon a network of over 7,858 servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 12.5 billion messages to various app end users on an average daily basis in the three months ended December 31, 2020
.
Currently, we offer a basic package of push notification services free of charge, and we charge subscription fees, primarily on a monthly basis, for our VIP premium package.
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
Short linking service could be integrated into the shared contents. When end-users
click the link, targeted app installed on the device would be awakened and the corresponding page would be loaded on the app. JMLink helps promote conversion rate of products and services, thereby improving user growth and engagement.
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
Value Added Services
Advertisement SAAS
Advertisement SAAS is our data management platform service, which provides tagged and de-identified
population data package to customers who can utilize for ads placement without our direct involvement. We provide advertisement SAAS services by charging a fee based on a percentage of total value of advertisement placed.
JG Alliance
We provide services in the form of integrated marketing campaigns to advertising customers through JG Alliance. We generate revenue using performance-based fee arrangements where we charge the advertising customers primarily on a cost-per-click (CPC)
or cost-per-action (CPA)
basis.

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

•
Volume—massive and ever-growing data pool
. We had accumulated data from over 46.7 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2020. In December 2020, we generated data from approximately 1.4 billion monthly active unique mobile devices, which account for approximately 90% of mobile device coverage in China.

•
Variety—multi-dimensional data
. Our services had been used by a cumulative number of approximately 591,180 developers representing over 1.7 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2020. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

•
Velocity—data timeliness
. We access and process a large volume of data in real time. In December 2020, we captured data from 2.7 billion monthly active SDKs and 183.0 billion geographic location data records. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

•
Veracity—data accuracy
. Through our data processing platform, we cleanse, structure and encrypt raw data to ensure its accuracy. We also have strict policies and internal procedures in place to ensure our data security. Moreover, our data is not associated with a specific family of apps, which increases the unbiasedness of the data we capture.

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

•
Storage
. We systematically organize and store unstructured data in our Hadoop server cluster. As part of our data security measures, original data is all stored on our local servers protected by firewalls.

•
Cleansing
. The data processing platform cleanses data stored in our server cluster. Our cleansing system reduces noise in the unstructured data by detecting anomalies in the original data, evaluating data authenticity and sifting out non-usable,
corrupted or redundant data.

•	Structuring . The data processing platform further structures cleansed data and stores it as structured datasets.

•	Encrypting . Our data processing platform then automatically encrypts device-level data to enhance data security.

•
Modeling
. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our big targeted marketing as well as SAAS Businesses In addition to basic tags, we can further design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

AI, Data Analytics and Data Mining
Our AI, data analytics and data mining capabilities form the basis of our vertical applications and targeted marketing, developed for specific industries. We utilize data analytics to gain further statistical insight and employ automated data mining processes to find meaningful correlations and intelligent patterns.
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

Our Vertical Applications
Our Vertical Applications currently comprise of market intelligence, financial risk management and location-based intelligence (“iZone”). Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. We are constantly evaluating market opportunities and will strategically expand our solution offerings that use our data and insights to increase productivity for additional industries and customers.
From tag generation to product design
to day-to-day deployment
of our solutions, we leverage our high-quality and ever-growing data pool and utilize AI and machine learning technology and other advanced data technology to productize our vertical applications. During the development stage of our vertical applications, proprietary indices and tags are generated by our centralized data processing platform. These tags and indices cover multiple dimensions which we then selectively utilize for different solutions depending on solution specific requirements. We have been making continuous efforts to enhance our vertical applications by interacting with our customers and incorporating their feedback on our solutions. Over time, we have been able to shorten our product development cycle as we increase the size of our data pool and the depth of our data and accumulated more market intelligence and experiences through a trial-and-error process.
Moreover, by purposefully designing our vertical applications to be standardized, we make such vertical application services easily scalable to serve an increasing number of customers. Because of the comprehensiveness and inter-connectedness of our data and solutions, we can offer one-stop solutions
to our customers and cross-sell other suitable or newly developed solutions to existing customers.
We have received numerous awards for our innovative vertical applications, including the 2020 Pingwest’s SAAS Platform Most Trusted by Developers”, “2019 -2020 Best SAAS Businesses of China SAAS Application Conference”, “2019-2020 Most Valuable SAAS Service Provider”, “2018 Big Data Application Award” from China
E-commerce
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
We provide the following three versions of market intelligence solutions:

•	Enterprise-oriented solutions : We provide industry ranking, competitive analysis and operational analysis for corporate customers.

•	Fund-oriented solutions : We provide industry trends analysis, track portfolio company growth and conduct project-oriented case studies for fund managers.

•	Project-based tailor-made solutions : We provide more in-depth analytics services and generate customized statistics reports based on customers’ specific requirements.
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
Anti-fraud risk features
. We offer standard packages that include over 10,000 unique risk features that are similar to the basic tags we generate but are more advanced in terms of their structural complexity and tailored for risk assessment in financial industry.
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
Blacklist
. We maintain a blacklist that includes primarily potential defaults or frauds predicted based on our data analytics capabilities. We create an initial blacklist that contains default and delinquency history based on publicly available data and data provided by third parties. We then utilize our AI and data analytics capabilities to study this data, identify the behavioral features and patterns that may lead to future default or fraud, apply the identified features and patterns to our own data sets, predict potential default or fraud based on the features and patterns and include the results in our blacklist.
Location verification
. Our customers utilize information voluntarily submitted by credit applicants to them and verify it against the device-level location-based data that we have access to, in order to assess the potential fraud risk associated with the credit applicants.
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

We offer three main categories of location-based intelligence solutions based on the different goals our customers wish to achieve:

•
Customer insights
: We utilize various data analytics and statistical tools to dissect and analyze a customer’s user base, facilitating informed decision making and strategic planning. By tracking and analyzing foot traffic and sample subsets of foot traffic data within the “geofences,” we generate simulated models and present these statistical results in easy-to-use
and intuitive formats, such as in the form of customized interactive dashboards that visualize visitor volume and call customers’ attention to emerging and existing trends in their visitors’ behaviors. We charge monthly fees for subscription-based customer insights solutions and a single fee for each customer insights report delivered to the customers.

•
Customer acquisition and
re-targeting
: Based on the location-based intelligence and other insights we have derived from our datasets, we provide targeted user acquisition and existing user re-engagement
plans through our targeted marketing platform. We charge a performance-based fee for our customer acquisition and re-targeting
solutions based on a CPC or CPA pricing model.

•
Operation optimization
: We help our customers optimize their business operations. For example, we provide site selection support and make recommendations to our retailer clients. We charge service fees on a project-by-project
basis for our operation optimization solutions.

Targeted Marketing
We generate targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the
 XiaoGuoTong
 marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue were on a prospective basis as customers recharge their target marketing accounts above a specific threshold. Such rebates are accounted for as changes in total transaction price and allocated directly to the separate performance obligations.
We enter into contractual arrangements with advertisers where we stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for the targeted marketing solutions primarily based on a cost-per-click (“CPC”)
or cost-per-action (“CPA”)
basis. Majority of the contracts last for one year. For certain arrangements, customers are required to pay us before the services are delivered. For other arrangements, we provided customers with a credit term less than one year. We act as the principal in the targeted marketing arrangements under which we have control over the fulfillment of the service and have discretion in pricing. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed. Revenues are presented net of value-added tax collected on behalf of the government.
We have received numerous awards for our targeted marketing, including the “Best Social Marketing Case Study in Finance” and the “Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019.
Throughout 2020, we were strategically winding down our targeted marketing business to focus on SAAS Businesses, and exited the targeted marketing business by the end of 2020. Starting from January 2021, we will only operate and generate revenue from SAAS Businesses.
Technology Infrastructure
We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses and targeted marketing throughout China on a real-time basis. We have strategically selected our data center locations in China. In total, we run over 7,858 servers in five data centers located in five cities in China, including Guangzhou, Beijing, Wuxi Xiamen and Shenzhen, to ensure broad network coverage and minimize disruptions in our services. We also utilize cloud servers provided by industry leading third-party cloud service providers.
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

Our technology infrastructure delivers the stability needed to support our high messaging and data volume, the high speed required for real-time apps, the scalability to support increased volumes over time and the flexibility to allow for new product development and the integration of multiple developer services into a single app. Leveraging our extensive and carefully designed technology infrastructure, we are able to provide app developers and vertical applications customers with more cost-effective solutions with great stability, immense speed and high reliability.
Research and Development
We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications and targeted marketing customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB134.4 million, RMB176.2 million and RMB174.6 million (US$26.8 million) of research and development expenses in 2018, 2019 and 2020, respectively.
In November 2020, we entered into relevant agreements and became a 5G strategic partner and 5G messaging partner of a major telecommunications company in China, which started a new chapter in our research and development track records by promoting 5G messaging applications in China.
Our research and development teams are primarily organized into three groups. A team of software engineers and technology infrastructure architects work closely together to develop and upgrade new and existing developer services. We have a dedicated team of data scientists who focus on data modeling using machine learning technology and maintain and upgrade our data processing platform. We also have another team of product developers who identify the potential market demand and lead the development of new SAAS Businesses and enhancement of existing solutions. Most of our research and development personnel are based in Shenzhen, and we also maintain a research and development center in Beijing.
Our Customers
We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2018, 2019 and 2020, we had 3,024, 3,456 and 3,521 customers who purchased our SAAS Businesses and targeted marketing within the periods, respectively.
We define customers in a given period as those that purchase at least one of our paid-for SAAS
Businesses and targeted marketing during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2018, 2019 and 2020.
Customers of SAAS Businesses.
Our paying customers for SAAS Businesses increased from 1,950 in 2018 to 2,676 in 2019 and further to 3,323 in 2020.The following describes our customer base for each of our SAAS Businesses:

•
Developer services
. While we adopt a freemium model for most of our developer services, we charge a fee for JSMS based on the number of messages delivered, and we also charge a subscription fee for the VIP premium package of certain developer services such as JPush and JMessage and a project-based fee for private cloud-based services provided upon the request of customers.

•	Market intelligence . Our customers for our market intelligence solutions primarily consist of investment funds and corporations that have specific needs to capture real-time market intelligence.

•	Financial risk management . Our customers for financial risk management solutions are mainly financial institutions including banks and insurance companies and financial technology companies.

•
Location-based intelligence (“iZone”)
. Our customers for our location-based intelligence solutions primarily include retailers such as automobile dealers and those from other traditional brick-and-mortar
industries ranging from real estate developers to shopping malls.

Customers of targeted marketing
. Our targeted marketing customers include companies across multiple industries, including financial institutions, media and entertainment app publishers, online game companies and
e-commerce
platforms. The number of our customers for targeted marketing slightly decreased from 1,074 in 2018 to 780 in 2019 and further decreased to 198 in 2020 along side with our strategic winding down of the targeted marketing..
Sales and Marketing
Sales
We sell our solutions through our experienced direct sales force. Our sales force is first organized by product line, with each team responsible for one line of our SAAS Businesses or targeted marketing offerings, and then further organized into multiple regional teams covering different regions across China.
We incentivize our sales teams by setting specific key performance goals for each team responsible for the corresponding line of SAAS Businesses or targeted marketing by adopting a commission-based reward mechanism linked to the sales personnel’s performance. We design the mechanism to encourage and incentivize our sales teams to sell not only newly developed service or solution offerings but also the existing SAAS Businesses and targeted marketing.
Our sales teams focus on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and
cross-selling opportunities to drive purchases and subscriptions of additional functionalities and solutions. Due to the comprehensiveness and inter-connectedness of our products and solutions, we can offer one-stop solutions
to our customers across their full customer lifecycle management and cross-sell other suitable and newly developed solutions to our customers. For example, we provide targeted marketing to financial institutions clients to help them acquire new users, provide push notification services for continued user engagement and offer our financial risk management solutions to assist them with assessing the creditworthiness of borrowers. We are also able to use our own vertical applications for more precise targeted marketing on our own behalf.
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
Service Support
At the stage of initial engagement with a customer, we have our research and development personnel that is responsible for developing and enhancing the relevant SAAS Businesses and targeted marketing provide technical and customer support to the customer, and our sales personnel serves as the contact point for the customer and facilitates communication between the customer and support personnel.
The vast majority of our developers use automated self-service tools that are available on our website for support features. We share a wide variety of information directly with developers on our website,
 Jiguang.cn
, including detailed service information, downloadable SDKs and APIs, and post technical support threads on Jiguang developer community sites. Our developer services team is available for online and email support. We also provide tailored one-on-one customer
support to a portion of developers who pay for our developer services.

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
Marketing
We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

•
Collaboration with media partners
. We have established collaboration selectively with traditional and online media partners, published 73 corporate releases and product releases on media and also issued 45 data reports in 2020.

•
Offline events
. We host and participate in various events, such as seven industry conferences and eleven developer and industry salons in 2020, to develop and maintain relationships with industry participants and app developers.

•	Online channels . We also utilize online channels to deepen the interaction with developers, engage developers in our online communities and create more traffic for our follow-up marketing attempts.

•
Online customer acquisition
. We conduct online targeted marketing for ourselves mainly in cooperation with our marketing partners. For example, we work with leading search engine companies to enable our potential customers to locate us more easily by searching certain keywords.

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
Our intellectual property rights are critical to our business. As of December 31, 2020, we have 64 patent applications pending in China and own 90 computer software copyrights in China, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 84 trademark applications and maintained 55 trademark registrations and 4 artwork copyrights in China. We have also registered 28 domain names, including
 jiguang.cn
, among others.
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
Competition
We believe that we are positioned favorably against our competitors. However, the markets for SAAS Businesses and targeted marketing are rapidly evolving. Our competitors may compete with us in a variety of ways, including by launching competing products, expanding their product offerings or functionalities, conducting brand promotions and other marketing activities and making acquisitions. In addition, many of our competitors are large, incumbent companies who are better capitalized than we are.

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
As we introduce new SAAS Businesses and targeted marketing, as our existing solutions continue to evolve or as other companies introduce new products and services, we may become subject to additional competition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully with our current or future competitors.”
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
The Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List (2020 Version), requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List (2020 Version), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2020 Version) but not classified as “prohibited.”
We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2020 Version). We conduct business operations that are restricted for foreign investment through our VIE.
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
Pursuant to the Negative List (2020 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2020 Version), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but are not classified as “prohibited”. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider
(excluding e-commerce,
domestic multi-party communications,
store-and-forward
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
We currently hold a valid value-added telecommunications business operation license through our VIE Hexun Huagu covering information services of the B2 type of value-added telecommunication business (excluding Internet information services) issued by the MIIT
.
Regulations on Mobile Internet Applications
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
Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Service issued by the MIIT in December 2011 and took effect on March 15, 2012, an internet information service operator cannot collect any user personal information or provide any such information to third parties without the consent of such user. An internet information service operator must expressly inform each user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An internet information service operator is also required to properly maintain the user personal information, and in case of any leak or potential leak of the user personal information, the internet information service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.
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

On May 28, 2020, the PRC National People’s Congress approved the Civil Code of the PRC or the Civil Code, which came into effect on January 1, 2021 and repealed the General Rules of the Civil Law. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the laws. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.
And the legislation construction of personal information protection has sped up, the Standing Committee of the National People’s Congress published the Data Security Law (Draft) for public comment on July 3, 2020, and the Personal Information Protection Law (Draft) for public comment on October 21, 2020. The aforesaid drafts were released for public comment only, there remains substantial uncertainty regarding the drafts, including with respect to their final content, adoption timeline or effective date.
As an internet information services provider, our VIE Hexun Huagu is subject to these laws and regulations relating to protection of personal information. Although Hexun Huagu only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance
with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.”
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
Regulations on Intellectual Property Rights
Software Registration
The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2020, we have registered copyrights to 90 software programs in China.

Artwork Copyrights
In accordance with the Provisional Measures on Voluntary Registration of Works which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as a preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2020, we have registered four artwork copyrights.
Domain Name
In September 2002, China Internet Network Information Center, or the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. In accordance with the Measures on the Regulation of Domain Name Disputes promulgated by the CNNIC, which became effective on September 1, 2014, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC. As of December 31, 2020, we have registered 28 domain names, 22 of which are Chinese top level domain names.
Trademark
The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2020, we have registered 55 trademarks and had filed 84 trademark applications in China.
Patent
The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term
for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2020, we have registered 13 patents and are in process of applying for 64 patents in China.
Regulations on Internet Infringement
Pursuant to the Civil Code,, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. The notice shall include the preliminary evidence for the infringement and the true identity information of the right holder. Where an internet service provider knows or should have known that an internet user is infringing upon another person’s civil rights and interests through its internet service but fails to take necessary action, it shall assume joint and several liability with the internet user. According to the Civil Code, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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
Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 3,997.2 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Guangzhou and Chengdu with an aggregate floor area of approximately 1,774.48, 648.24, 168.40 and 44 square meters, respectively. These leases vary in duration from one to five years.
Our servers are hosted in different cities of China, including Guangzhou, Beijing, Wuxi, Xiamen and Shenzhen. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

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
We are a leading developer ecosystem service provider in China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers. Our SAAS Businesses include developer service and vertical applications, which comprised of market intelligence, financial risk management and location-based intelligence. We currently generate revenue primarily from our SAAS Businesses and targeted marketing, while we adopt a freemium model for most of our developer services.
We have strategically winded down our targeted marketing business to focus on SAAS Businesses that have a higher profit margin in 2020, and have been only operating our SAAS Businesses since the beginning of 2021
Key Factors Affecting Our Results of Operations
Our business and operating results are influenced by general factors affecting China’s mobile internet industry and app developer services market, as well as the application of big data technology in China. The general factors include China’s overall economic growth and level of per capita disposable income, mobile internet usage and penetration, development of the app developer services market, growth of application of SAAS Businesses and targeted marketing in areas such as mobile marketing, financial risk management services, market intelligence and location-based intelligence services, the competitive environment and governmental policies and initiatives affecting the Chinese mobile internet industry and data technology. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and solutions and materially and adversely affect our results of operations.
While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

•	our ability to increase the number of customers and average spending per customer;

•	our ability to develop new SAAS Businesses and targeted marketing that meet market demands;

•	our ability to broaden and deepen our data pool and enhance our AI and machine learning technology; and

•	our ability to further improve our margins.

Our ability to increase the number of customers and average spending per customer
Growth in our number of customers and average spending per customer are key drivers of our revenue growth. Our total revenues increased substantially from 2018 to 2019 and further to 2020. Our number of customers increased from 3,024 in 2018 to 3,456 in 2019 and further to 3,521 in 2020.
We define our customers in a given period as those that purchase at least one of our paid-for SAAS
Businesses including developer service and vertical applications or targeted marketing during the same period. The average spending per customer also increased from RMB236,158 in 2018 to RMB262,285 in 2019 and decreased to RMB133,943 (US$20,528) in 2020.
Along with the strategic winding down of our targeted marketing, our number of customers of targeted marketing decreased from 1,074 in 2018 to 780 in 2019 and further to 198 in 2020, and the average spending per customer for targeted marketing increased from RMB533,329 in 2018 to RMB892,552 in 2019 and increased to RMB1,079,099 (US$165,382) in 2020.
Over the same time periods, our revenues from SAAS Businesses increased, driven by an increase in our number of customers of developer services from 1,950 in 2018 to 2,676 in 2019 and further to 3,323 in 2020 due to our strategic business focus shift to SAAS Businesses, as well as an increase in the average spending per customer for SAAS Businesses from RMB72,484 in 2018 to RMB78,575 in 2019 and decreased to RMB77,626 (US$11,897) in 2020.
Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continuously broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses and targeted marketing, develop and productize new services and solutions, and effectively market and sell our services and solutions.
Our ability to develop new SAAS Businesses and other business initiatives that meet market demands
Our future success is significantly dependent on our ability to continually develop new SAAS Businesses and other business initiatives that meet evolving market demands. We have dedicated and will continue to dedicate significant resources and efforts to developing new SAAS Businesses and targeted marketing. We have a team of product developers within our research and development team who identify the potential market demand and lead the development of new services and solutions and the enhancement of existing ones. We seek to develop more innovative developer services, in line with the development of mobile internet and Internet of Things (IoT) to meet the evolving demand of app developers and customers. Furthermore, we have expanded from our original focus on targeted marketing to SAAS Businesses, such as market intelligence, financial risk management and location-based intelligence. We will continue to enrich and expand our existing solutions to better serve existing customers and attract new customers, and also seek to expand our SAAS Businesses and other business initiatives to exploit mobile big data opportunities in new industry verticals and sub-verticals.
Our ability to broaden and deepen our data pool and enhance our AI and machine learning technology
We generated revenue primarily from our SAAS Businesses and targeted marketing and we have shifted our focus to SAAS Businesses since 2021. Our ability to expand and improve our existing and develop new ones depends on the size and depth of our data pool as well as the technology we use to process the data and derive actionable insights from it. It is thus critical for us to both enrich our data pool and enhance our AI and machine learning capabilities to extract deeper insights from the data. We intend to achieve the former by continuing to offer best-in-class developer
services and attract more app developers to use our services in their apps, and the latter by refining our algorithms and improving our predictive capabilities. To that end, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. The enhancement of our research and development capabilities enables us to develop new SAAS Businesses and optimize our solution offerings, there, thereby allowing us to obtain more favorable pricing terms for our SAAS Businesses.
Our ability to further improve our margins
Our results of operations are directly affected by our ability to improve our margins. Our business has grown substantially while at the same time improving our cost efficiency. Our gross margin was mainly affected by the mix of our SAAS Businesses and targeted marketing, where SAAS Businesses have a relatively higher profit margin and targeted marketing has a lower one. We have strategically winded down our targeted marketing business to focus on SAAS Businesses that have a higher profit margin in 2020, and have been only operating our SAAS Businesses since the beginning of 2021.
Our ability to increase our gross margin depends on our ability to improve the margin of SAAS Businesses and expand our vertical applications and other business initiatives. Moreover, our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues.

Our developer services are strategically modularized to maximize efficiency and cohesiveness of operations, and our centralized data processing platform has been designed and built to power our growth as we scale to meet demands from our expanding customer base and allow for quick and cost-effective product development. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to lower our operating expenses as a percentage of revenues also depends on our ability to improve sales efficiency. We have sold our targeted marketing solutions and currently sell our SAAS Businesses through our direct sales force, which focuses on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and
cross-selling opportunities. We will also utilize the insights we gain from data analytics and mining to guide our own sales and marketing efforts as well as our product development activities to improve our margins.
Key Line Items and Specific Factors Affecting Our Results of Operations
Revenues
We generate revenue from our SAAS Businesses and targeted marketing. The following table breaks down our total revenues by categories, by amounts and as percentages of total revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Targeted Marketing	572,796	80.2	696,190	76.5	213,662	32,745	45.3
SAAS Businesses	141,345	19.8	210,268	23.5	257,952	39,533	54.7
Total	714,141	100.0	906,458	100.0	471,614	72,278	100.0
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
SAAS Businesses.
We generate SAAS Businesses revenues primarily by providing developer services and vertical applications which include market intelligence, financial risk management and location-based intelligence. For developer service, there are three types of contracts, subscription-based contracts, project-based contracts and consumption based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into consumption-based contracts with our customers to provide value-added services. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, customers are required to pay before the service are delivered. For other arrangements, we provided our customers with a credit term less than six months. We act as the principal in the value-added services under which we have control over the fulfillment of the service and have discretion in establishing price. Accordingly, we recognizes revenue on a gross basis and at a point in time once agreed actions are performed.
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
For vertical applications,
we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.
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
We expect our total revenues will continue to increase in the foreseeable future with SAAS Businesses as the key driver and indicator for our business growth as we further expand our business and optimize our product mix.
Cost of revenues
Our cost of revenues currently consists primarily of the cost of purchasing ad inventory associated with our targeted marketing, purchase of short message, bandwidth cost, staff costs and depreciation of servers used for revenue generating services and solutions
.
In relation to our targeted marketing, upon receiving orders from our customers, we first utilize our data and AI-powered data
analytics capabilities to determine the ad inventory that is most suitable for the customers’ ads, and then purchase the ad inventory from selected suppliers, primarily online media networks on a real-time basis. The ad inventory purchased from Tencent decreased from 14.8% in 2018 to 2.5% in 2019, and our cost of revenue attributable to Tencent decreased from 13.5 % in 2018 to 2.4% in 2019.
This percentage decrease was primarily because that we had expanded our targeted marketing customer base and engaged more customers from a broader spectrum of industries in 2019. The ad inventory purchased from Tencent further decreased to 1.7% in 2020, and our cost of revenue attributable to Tencent further decreased to 2.0% in 2020, mainly because that we strategically winded down our targeted marketing business in 2020. In relation to our bandwidth cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

In relation to our bandwidth cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.
We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to optimize our product mix and expand our business.
Gross margin
The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	(in thousands, except for percentage data)
Gross profit	RMB197,067	RMB256,862	RMB206,178	US$	31,598
Gross margin	27.6%	28.3%	43.7%		43.7%
Our gross margin is mainly affected by the mix of our revenues, particularly between SAAS Businesses and targeted marketing, as targeted marketing incurred cost of revenues for purchasing ad inventory, while SAAS Businesses do not incur such cost of revenues.
Operating expenses
Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Research and development expenses	134,358	46.4	176,248	43.6	174,597	26,758	44.1
Sales and marketing expenses	83,853	28.9	118,548	29.3	102,319	15,681	25.8
General and administrative expenses	71,641	24.7	109,291	27.1	119,087	18,251	30.1
Total	289,852	100.0	404,087	100.0	396,003	60,690	100.0
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
Hong Kong
Our subsidiary incorporated in Hong Kong, KK Mobile Investment Limited, was subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong is taxed at the rate of 8.25% while the remaining profits continue to be taxed at the rate of 16.5%. Under the Hong Kong tax law, KK Mobile Investment Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to UA Mobile Limited are not subject to any withholding tax in Hong Kong.

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
our non-PRC shareholders
or ADS holders.”
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our total revenues for the years presented. Our business has grown rapidly in recent years.
Year-to-year
comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	714,141	100.0	906,458	100.0	471,614	72,278	100.0
Cost of revenues (1)	(517,074)	(72.4)	(649,596)	(71.7)	(265,436)	(40,680)	(56.3)
Gross profit	197,067	27.6	256,862	28.3	206,178	31,598	43.7
Operating expenses:(1)
Research and development expenses	(134,358)	(18.8)	(176,248)	(19.4)	(174,597)	(26,758)	(37.0)
Sales and marketing expenses	(83,853)	(11.7)	(118,548)	(13.1)	(102,319)	(15,681)	(21.7)
General and administrative expenses	(71,641)	(10.0)	(109,291)	(12.1)	(119,087)	(18,251)	(25.3)
Total operating expenses	(289,852)	(40.6)	(404,087)	(44.6)	(396,003)	(60,690)	(84.0)
Loss from operations	(92,785)	(13.0)	(147,225)	(16.2)	(189,825)	(29,092)	(40.3)
Foreign exchange (loss)/gain, net	264	0.0	435	0.0	10	2	0.0
Interest income	3,657	0.5	6,300	0.7	6,131	940	1.3
Interest expense	(7,054)	(1.0)	(11,118)	(1.2)	(11,724)	(1,797)	(2.5)
Other income	8,449	1.2	38,812	4.3	(30,814)	(4,722)	(6.5)
Change in fair value of derivative asset	—	—	3,117	0.3	1,233	189	0.3
Change in fair value of derivative liability	21,302	3.0	—	—	—	—	—
Loss before income taxes	(66,167)	(9.0)	(109,679)	(12.1)	(224,989)	(34,480)	(47.7)
Income tax benefit/(expense)	(30)	(0.0)	(162)	(0.0)	(86)	(13)	0.0
Net loss	(66,197)	(9.3)	(109,841)	(12.1)	(225,075)	(34,493)	(47.7)

Notes:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenue	—	73	4	1
Research and development expenses	9,448	12,819	7,176	1,100
Sales and marketing expenses	3,347	6,040	3,965	608
General and administrative expenses	11,766	28,352	17,713	2,715
Total	24,561	47,284	28,858	4,424
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues decreased by 48% from RMB906.5 million in 2019 to RM471.6 million (US$72.3 million) in 2020, primarily because we made an orderly exit from the legacy targeted marketing business throughout 2020, where the impact was partially offset by the increase in the developer service revenue by 80%.
Starting from 2020, we have changed the classification of revenue by reclassifying revenue from developer services and vertical applications, formerly named as other SAAS products, to revenues under SAAS Businesses. In particular, we further breakdown the developer services to subscription service and value-added service in terms of revenue. We generate revenues primarily through SAAS Businesses and targeted marketing.
Our revenues from targeted marketing decreased by 69% from RMB693.2 million in 2019 to RMB213.7 million (US$32.7 million) in 2020, which was primarily due to our strategic winding down of the targeted marketing and business focus shift to SAAS Businesses in 2020.
Our revenues from SAAS Business increased by 21% from RMB213.2 million in 2019 to RMB258.0 million (US$39.5 million) in 2020, which was mainly due to the revenue generated form value-added-service within Developer Service, which increased 1472% compared to the same period of last year.
Cost of revenues
Our cost of revenues decreased by 59% from RMB649.6 million in 2019 to RMB265.4 million (US$40.7 million) in 2020. The decrease was mainly due to the decreases in media cost by RMB381.2 million, as we exited from the targeted marketing business, and bandwidth cost by RMB6.2 million.

Gross profit
Our gross profit decreased by 20% from RMB256.9 million in 2019 to RMB206.2 million (US$31.6 million) in 2020.,mainly due to the decrease of targeted marketing revenue by 69% on a year-over-year comparison.
Research and development expenses
Our research and development expenses decreased by 1% from RMB176.2 million in 2019 to RMB174.6 million (US$26.8 million) in 2020. The decrease was primarily attributable to decrease in personnel costs by RMB18.9 million, and the impact was partially offset by the increase in technical service fee of RMB10.3 million and depreciation of RMB5.8 million.
Sales and marketing expenses
Our sales and marketing expenses decreased by 14% from RMB118.5 million in 2019 to RMB102.3 million (US$15.7 million) in 2020. The decrease was primarily attributable to the decrease in marketing expense by RMB8.5 million, staff cost by RMB5.3 million and travel & entertainment expense by RMB3.6 million.
General and administrative expenses
Our general and administrative expenses increased by 9% from RMB109.3 million in 2019 to RMB119.1 million (US$18.3 million) in 2020. The increase was primarily due to increase from long-lived assets impairment, as a result of the “Going-Cloud” project undertaken, of RMB11.0 million. Our “Going-Cloud” project is a transition to use cloud-based servers for a portion of our infrastructure, we completely operated and maintained self-owned servers previously.
Net loss
As a result of the foregoing, we recorded a net loss of RMB225.1 million (US$34.5 million) for the year ended December 31, 2020, compared to a net loss of RMB109.8 million (US$15.8 million) for the year ended December 31, 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues
Our revenues increased by 26.9% from RMB714.1 million in 2018 to RMB906.5 million in 2019, with increases in revenues from both SAAS Businesses and targeted marketing.
Our revenues from targeted marketing increased by 21.5% from RMB572.8 million in 2018 to RMB696.2 million in 2019, which was primarily due to the increase in average spending per customer by 61.0% from RMB533.3 thousand in 2018 to RMB858.4 thousand in 2019.
Our revenues from SAAS Businesses increased by 48.8% from RMB141.3 million in 2018 to RMB210.3 million in 2019, which was mainly due to the growth in the number of customers by 35.6% from 1,950 in 2018 to 2,645 in 2019.
Cost of revenues
Our cost of revenues increased by 25.6% from RMB517.1 million in 2018 to RMB649.6 million in 2019, while our business expanded and our revenues grew. Such increase was mainly attributable to the increases in the cost of media inventory by RMB121.6 million, short message costs by RMB6.0 million, bandwidth and cloud costs by RMB5.0 million.
Gross profit
Our gross profit increased by 30.3% from RMB197.1 million in 2018 to RMB256.9 million in 2019. Our gross margin increased from 27.6% to 28.3% during the same periods, mainly due to the mix-shift
of revenue growth during the same period.

Research and development expenses
Our research and development expenses increased by 31.2% from RMB134.4 million in 2018 to RMB176.2 million in 2019. The increase was primarily attributable to increases in personnel costs by RMB22.4 million, depreciation of servers by RMB11.4 million, and lease and office expense by RMB4.4 million.
Sales and marketing expenses
Our sales and marketing expenses increased by 41.4% from RMB83.9 million in 2018 to RMB118.5 million in 2019. The increase was primarily attributable to increases in the personnel costs by RMB16.5 million, marketing expenses by RMB9.0 million, and travel and entertainment expense by RMB4.4 million.
General and administrative expenses
Our general and administrative expenses increased by 52.4% from RMB71.6 million in 2018 to RMB109.3 million in 2019. The increase was primarily due to increases in personnel costs by RMB20.5 million and allowance for doubtful accounts of RMB13.7 million.
Net loss
As a result of the foregoing, we recorded a net loss of RMB109.8 million for the year ended December 31, 2019, compared to a net loss of RMB66.2 million for the year ended December 31, 2018.
Critical Accounting Policies
Revenue recognition
Starting from January 1, 2019, we adopted the new revenue guidance ASC Topic 606
Revenue from Contracts with Customers
(“ASC 606”) using the modified retrospective method, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of January 1, 2019. The cumulative effect on adopting ASC 606 resulted in an increase of RMB4,605 to the opening balance of retained earnings at January 1, 2019, which is primarily related to our private cloud-based services. Under ASC 605, the private cloud-based service is recognized pro rata over post-contract-service period. Under ASC 606, the private cloud-based service is recognized at a point in time when the control of service is obtained by the customer represented by the customer acceptance received by us. Revenues are presented net of value-added tax collected on behalf of the government.
Starting from 2020, we have changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer services and vertical applications, formerly named as other SAAS products, to revenues under SAAS Businesses. We generate revenues primarily through SAAS Businesses and targeted marketing.
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

We have strategically winded down our targeted marketing business to focus on SAAS Businesses that have a higher profit margin in 2020, and have been only operating our SAAS Businesses since the beginning of 2021.
SAAS
Businesses
We generate SAAS Business revenue primarily from developer services and vertical applications. For developer services, there are three types contracts, subscription-based contracts and project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to our notification services platform. This enables customers to send notifications and messages to users. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term. We use an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.

We primarily enter into consumption-based contracts with our customers to provide value-added services. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, our customers are required to pay us before the service are delivered. For other arrangements, we provided customers with a credit term less than six months. We act as the principal in the value-added services under which we have control over the fulfillment of the service and has discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.
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
For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.
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
For certain arrangements, customers are required to pay before the services are delivered. For other arrangements, we provided customers with a credit term under six months.
Following the exit of targeted marketing business, all of our revenues will be contributed by SAAS Businesses beginning 2021.
Long-term investments
Our long-term investments consist of equity investments without readily determinable fair value.
We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.
Subsequent to our adoption of ASC 321 on January 1, 2019, for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no impact for beginning retained earnings as a result of applying the new accounting standard for certain equity securities as of December 31, 2019,

For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. We recognized nil, nil and RMB 38,7 million (US$5.9 million) impairment in other income/(expense) in consolidated statement of comprehensive loss for the years ended December 31, 2018, 2019 and 2020.
We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.
Subsequent to the adoption of ASC 321 on January 1, 2019, for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no impact for beginning retained earnings as a result of applying the new accounting standard for certain equity securities as of December 31, 2019, with the impact primarily related to our equity investment without readily determinable fair value.
For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. The impact for the year ended December 31, 2020 was a decrease to other income(loss) of RMB 38.7 million (US$5.9 million) in consolidated statements of comprehensive loss.
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
Restricted Share Unit Grants
The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2018 ,2019 and 2020:

Grant Date	Number of Restricted Share Units Granted	Weighted- Average Grant- date Fair Value per Restricted Share Unit
		US$
Various dates in 2018	12,550	7.97
Various dates in 2019	33,643	6.48
Various dates in 2020	95,095	3.13
The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2018, 2019 and 2020 were RMB447 thousand, RMB1,938 thousand and RMB835 thousand (US$128 thousand), respectively.
Option Grants
The following table sets forth information regarding the share options granted under our stock incentive plans in 2018, 2019 and 2020.

Grant Date	Number of Options Granted	Weighted- Average Per Option Exercise Price	Weighted- Average Grant- date Fair Value per Option
		US$	US$
Various dates in 2018	1,736,390	3.89	6.66
Various dates in 2019	333,077	1.29	7.21
Various dates in 2020	1,578,809	0.04	2.91
All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2018, 2019 and 2020 were RMB24.2 million, RMB45.4 million and RMB28.0 million (US$4.3 million), respectively.

Fair Value of Options
In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2018, 2019 and 2020 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2018	2019	2020
Risk-free interest rate (1)	2.27% ~ 2.93%	1.65% ~ 2.54%	0.63 ~ 1.88%
Expected dividend yield (2)	—	—	—
Expected volatility range (3)	45.30% ~ 46.10%	44.23% ~ 44.71%	44.37% ~ 47.83%
Weighted average expected volatility	45.98%	44.53%	46.37%
Expected exercise multiple (4)	2.5	2.5	2.5 ~ 2.8

Notes:

(1)	The risk-free interest rate of periods within the contractual life of the share options was estimated based on the U.S. Treasury yield in effect as of the valuation dates.
(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.
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
2015-03,
Interest – Imputation of Interest (Subtopic
835-30):
Simplifying the Presentation of Debt Issuance Costs, and ASU
2017-11,
Accounting for Certain Financial Instruments with Down Round Features. ASU
2015-03
requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The issuance cost of RMB8.5 million (US$1.3 million) was currently presented as a direct deduction from the principal amount of the convertible notes on the consolidated balance sheet as of December 31, 2020. ASU
2017-11
no longer requires us to consider down round features when determining whether its embedded conversion option is indexed to its own stock.
Recent Accounting Pronouncements
We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources
The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:	(in thousands)
Net cash used in operating activities	(97,925)	(25,758)	75,810	11,619
Net cash used in investing activities	(139,206)	(88,966)	(144,415)	(22,133)
Net cash provided by financing activities	614,884	(33,883)	315	48
Effect of exchange rate on cash and cash equivalents and restricted cash	(9,352)	3,504	(7,054)	(1,081)
Net increase (decrease) in cash and cash equivalents and restricted cash	368,401	(145,103)	(75,344)	(11,547)
Cash and cash equivalents and restricted cash at the beginning of year or period	208,276	576,677	431,574	66,142
Cash and cash equivalents and restricted cash at the end of the year or period	576,677	431,574	356,230	54,595
We had net cash used in operating activities of RMB97.9 million, RMB25.8 million for the years ended December 31, 2018 and 2019, respectively, and net cash generated by operating activities of RMB75.8 million (US$11.6 million) for the year ended December 31,2020. The increase in net cash generated from operating activities was primarily due to a decrease in trade receivable and an increase in deferred revenue. Strategic transformation has led to the changes in the customers settlement methods. Net income, adjusted by the reconciliation of certain non-cash
items including depreciation and amortization, share-based compensation expenses, unrealized loss on equity investments held, impairment loss on property and equipment as well as allowance for doubtful accounts. Our operating cash flow is also affected by the changes in our accounts and notes receivable, accounts payable, deferred revenue and customer deposits, prepayments and other current assets, and accrued liabilities and other current liabilities.
Our accounts and notes receivable represent primarily accounts and notes receivable from the customers that purchased our SAAS Businesses and targeted marketing. As of December 31, 2018, 2019 and 2020, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB141.9 million, RMB135.4 million and RMB44.9 million (US$6.9 million), respectively. Starting from 2019, we have been selective and disciplined in our approach to grant credit terms to customers which results in a lower accounts and notes receivable balance as of December 31, 2020 as compare to that as of December 31, 2019 although the total customer numbers increased from 2019 to 2020.
Our accounts and notes receivable turnover days increased from 48 days in 2018 and to 55 days in 2019 and further to 69 days in 2020, which was due to the better credit terms we extended to certain qualified customers and the large decrease in revenue of target marketing which matches our strategic transformation to a pure SAAS Businesses model. We have totally ceased and exited from the Targeted Marketing business by the end of 2020. Accounts and notes receivable turnover days for a given period are equal to average balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.
Our accounts payable represent primarily accounts payable to suppliers associated with developer service and targeted marketing. As of December 31, 2018, 2019 and 2020, our accounts payable were RMB18.8 million, RMB20.0 million and RMB16.6million (US$2.5 million), respectively. The decrease reflected the decline of our targeted marketing service. Our accounts payable turnover days increased from 9 days in 2018 to 11 days in 2019 and further to 25 days in 2020, because we were able to negotiate better terms with suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation) during the period and multiplied by the number of days during the period.
Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses and targeted marketing they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Due to the growth of our SAAS Businesses, our deferred revenue and customer deposits increased substantially from RMB59.5 million as of December 31, 2018 to RMB77.6 million as of December 31, 2019 and further to RMB109.2 million (US$16.7 million) as of December 31, 2020.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. The decrease in prepayments and other current assets from RMB80.6 million as of December 31, 2018 to RMB86.1 million as of December 31, 2019 and further to RMB49.0 million (US$7.5 million) as of December 31, 2020 was primarily due to the decline of our targeted marketing service.
Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The increase in accrued liabilities and other current liabilities from RMB76.7 million as of December 31, 2018 to RMB96.3 million as of December 31, 2019 and further to RMB109.1 million (US$16.7 million) as of December 31, 2020 was primarily due to the employee payroll. Our primary sources of liquidity have been proceeds from equity, equity linked financing and cash provided by our operations. As of December 31, 2020, we had RMB436.2 million (US$66.9 million) in cash and cash equivalents, restricted cash and short-term investments, of which approximately 21% were held in U.S. dollars and the remainder was held in Renminbi and H.K. dollars.
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

Operating activities
Net cash provided by operating activities in 2020 was RMB75.8 million (US$11.6 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB225.1million (US$34.5 million) were a RMB71.8 million decrease in trade receivables, a RMB29.5 million increase in deferred revenue, and a RMB43.3 million decrease in prepayments and other current assets, partially offset by a RMB3.4 million increase in accounts payable. The change in accounts and notes receivable, prepayments and other current assets, and deferred revenue were due to strategic transformation where we have shifted our focus to a pure SAAS based model and ceased targeted marketing service by the end of 2020.
Net cash used in operating activities in 2019 was RMB25.8 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB109.8 million were a RMB19.0 million increase in deferred revenue and customer deposits, a RMB13.2 million increase in accrued liabilities and other current liabilities, and a RMB1.2 million increase in accounts payable, partially offset by a RMB25.4 million increase in accounts and notes receivable and a RMB1.1 million increase in prepayments and other current assets. The increases in accounts and notes receivable, prepayments and other current assets, accounts payable, and deferred revenue and customer deposits were due to the growth of our business, especially the increase in revenues generated from mix-shift
type of revenue. The increase in accrued liabilities and other current liabilities was mainly due to the payroll and termination benefits accruals associated with the employees.
Net cash used in operating activities in 2018 was RMB97.9 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB66.2 million were a RMB19.9 million increase in deferred revenue and customer deposits, a RMB24.0 million increase in accrued liabilities and other current liabilities, and a RMB10.5 million increase in accounts payable, partially offset by a RMB 98.2 million increase in accounts and notes receivable and a RMB46.4 million increase in prepayments and other current assets. The increases in accounts and notes receivable, prepayments and other current assets, accounts payable, and deferred revenue and customer deposits were due to the growth of our business, especially the significant increase in revenues generated from our SAAS Businesses and targeted marketing. The increase in accrued liabilities and other current liabilities was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount due to our business expansion in 2018.
Investing activities
Net cash used in investing activities in 2020 was RMB144.4 million (US$22.1 million), primarily of purchase of short-term and long-term investment, and which is partially offset by proceeds from short term investment.
Net cash used in investing activities in 2019 was RMB89.0 million, consisting primarily of purchase of property and equipment, mainly servers, purchase of intangible assets, and purchase of long-term investments, partially offset by proceeds from an equity investment sold.
Net cash used in investing activities in 2018 was RMB139.2 million, consisting primarily of purchase of property and equipment, mainly servers, purchase of long-term investments and increase in long-term investments.
Financing activities
Net cash provided by financing activities in 2020 was RMB0.3 million (US$0.04 million), primarily of proceeds from exercise of share option.
Net cash used in financing activities in 2019 was RMB33.9 million, consisting primarily of repurchasing of shares.

Net cash provided by financing activities in 2018 was RMB614.9 million, consisting primarily of proceeds from initial public offering and issuance of convertible notes, partially offset by redemption of contingently redeemable convertible preferred shares.
Capital Expenditures
We made capital expenditures of RMB57.9 million, RMB39.5 million and RMB21.5 million (US$3.3 million) in 2018, 2019 and 2020, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease	24,072	8,821	13,124	2,127	—
Short-term debt obligation	228,372	228,372	—	—	—
Total	252,444	237,193	13,124	2,172	—
Our operating lease obligations relate to our leases of office premises and office equipment.
Our short-term debt obligations related to convertible notes issued on April 17, 2018 in an aggregate principal amount of US$35 million will mature on their third anniversary date. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. As of December 31, 2020, we did not have minimum payment obligations
.

G.	Safe Harbor
See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	40	Chairman of the Board of Directors and Chief Executive Officer
Fei Chen	48	Co-founder and President
Xin Huang	32	Chief Technology Officer
Shan-Nen Bong	48	Chief Financial Officer
Guoxiao Ben	45	Chief Human Officer
Kwok Hin Tang	41	Director
Hon Sang Lee	62	Independent Director
John Tiong Lu Koh	65	Independent Director
Peter Si Ngai Yeung	65	Independent Director
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
Mr.
 Hon Sang Lee
has served as our director since May 2020. Mr. Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience with leading multinational and local technology companies in China. He currently serves as the chairman and executive partner of ShangGu Capital, which is an equity venture investment fund targeting early and growth stage innovative companies. He is also a director of Shenzhen Dynanonic Co., Ltd. (SZSE: 300769) and independent director of Tarena International, Inc. (Nasdaq: TEDU). Mr. Lee is a business pioneer in China starting in 1987 when he joined HP China and stayed with HP for 12 years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder Holdings Ltd., a Hong Kong-listed company, as chief executive officer to run its software and systems integration business. Mr. Lee was chairman and chief executive officer of Hinge Software, a software company he co-founded
in 2003. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his bachelor’s degree in computer science from the University of Hong Kong.
Mr.
 John
Tiong
Lu
 Koh
 has served as our director since July 2018. Mr. Koh has over 25 years of experience in investment banking and law. Mr. Koh was a managing director and a senior advisor of the Goldman Sachs Group until 2006. Prior to joining Goldman Sachs in 1999, Mr. Koh spent 18 years as a lawyer at various firms, including J. Koh & Co., a Singapore firm founded by Mr. Koh, as well as serving in the Singapore Attorney-General’s Chambers. Mr. Koh sits on various boards of directors, including NSL Ltd. and KrisEnergy Limited, and serves as the chairman of the audit committee of both companies. Mr. Koh is also a director of the National Museum of Singapore. Mr. Koh received a bachelor of arts degree and a master of arts degree from the University of Cambridge and a graduate degree from Harvard Law School.
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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, we paid cash compensation in an aggregate amount of approximately RMB5.6 million (US$0.9 million) to our executive officers, and approximately RMB920.5 thousand (US$141.1 thousand) to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
2014 Stock Incentive Plan
In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 28, 2021, options to purchase 5,498,089 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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
2017 Stock Incentive Plan
In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 28, 2021, options to purchase 5,020,849 Class A common shares and 141,291 restricted share units had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.
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
The following table summarizes, as of February 28, 2021, the awards granted under the 2014 Plan and the 2017 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Common Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Fei Chen	1,186,030	—	October 31, 2016	October 31, 2026
Xin Huang	908,063	0.00 to 6.375	Between May 13, 2015 and January 4, 2021	Between May 13, 2025 and January 4, 2031
Shan-Nen Bong	*	0.00 to 2.876	November 13, 2017 and April 1, 2019	November 13, 2027 and April 1, 2029
Guoxiao Ben	*	—	January 8, 2020	January 8, 2030
Kwok Hin Tang	* (1)	—	Between April 1, 2019 and April 1, 2020	Between April 1, 2029 and April 1, 2030
John Tiong Lu Koh	* (1)	—	Between September 4, 2018 and November 2, 2020	Between September 4, 2028 and November 2, 2030
Peter Si Ngai Yeung	* (1)	—	Between September 4, 2018 and November 2, 2020	Between September 4, 2028 and November 2, 2030
Hon Sang Lee	* (1)	—	May 7, 2020	May 7, 2020
All directors and executive officers as a group	2,830,650

Notes:

*
Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 28, 2021.

(1)	Represents restricted share units.
As of February 28, 2021, other employees as a group held outstanding options to purchase 5,288,790 Class A common shares of our company, at a weighted average exercise price of US$1.18 per share.

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
As of the date of this annual report, three out of five of our directors meet the “independence” definition under the Nasdaq Stock Market Rules. See “Item 16G. Corporate Governance.”
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. John Tiong Lu Koh. Mr. Peter Si Ngai Yeung and Mr. Hon Sang Lee. Mr. Koh is the chairman of our audit committee. We have determined that Mr. Koh, Mr. Yeung and Mr. Lee satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and
Rule 10A-3 under
the Exchange Act. We have determined that Mr. Koh qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee
. Our compensation committee consists of Mr. John Tiong Lu Koh, Mr. Peter Si Ngai Yeung and Mr. Hon Sang Lee. Mr. Koh is the chairman of our compensation committee. We have determined that Mr. Koh, Mr. Yeung and Mr. Lee satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Peter Si Ngai Yeung, Mr. John Tiong Lu Koh and Mr. Hon Sang Lee. Mr. Yeung is the chairman of our nominating and corporate governance committee. We have determined that Mr. Yeung, Mr. Koh and Mr. Lee satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
We had a total of 697, 593 and 568 employees as of December 31, 2018, 2019 and 2020, respectively. The following table gives a breakdown of our employees as of December 31, 2020, by function:

Number
Function:
Research and Development	274
Sales and Marketing	181
General and Administrative	88
Cost of Revenue	25

Total	568

As of December 31, 2020, we had 417 employees based in our headquarters in Shenzhen and a total of 151 employees in Beijing, Shanghai, Guangzhou, Chengdu and Hong Kong.
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 78,608,918 common shares outstanding on an as-converted
basis, consisting of 61,608,729 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 28, 2021, excluding (i) 2,975,897 Class A common shares issuable upon the conversion of the zero coupon convertible notes due 2021 in the aggregate principal amount of US$35.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share, and (ii) 7,605,587 Class A common shares issuable upon the exercise of outstanding share options and restricted share units granted under our 2014 and 2017 Stock Incentive Plans
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Class A common shares	Class A common shares	Total common shares	Percentage of total common shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Weidong Luo (1)	7,171,333	17,000,189	24,171,522	30.7%	76.5%
Fei Chen (2)	5,002,056	—	5,002,056	6.4%	2.2%
Xin Huang (3)	*	—	*	*	*
Shan-Nen Bong (4)	*	—	*	*	*
Guoxiao Ben (5)	—	—	—	—	—
Kwok Hin Tang (6)	—	—	—	—	—
Hon Sang Lee	—	—	—	—	—
John Tiong Lu Koh (7)	—	—	—	—	—
Peter Si Ngai Yeung (8)	*	—	*	*	*
All Directors and Executive Officers as a Group	13,249,397	17,000,189	30,249,586	38.5%	79.1%

Principal Shareholders:
KK Mobile Limited (9)	7,100,000	17,000,189	24,100,189	30.7%	76.5%
Mandra iBase Limited (10)	15,014,948	—	15,014,948	19.1%	6.5%
Entities affiliated with IDG-Accel (11)	4,970,972	—	4,970,972	6.3%	2.1%
Fosun International Limited (12)	6,585,300	—	6,585,300	8.4%	2.8%
FIL Limited and its affiliated entities (13)	5,332,524	—	5,332,524	6.8%	2.3%

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
**
The business address of Messrs. Weidong Luo, Fei Chen, Xin Huang, Shan-Nen Bong, Guoxiao Ben and Hon Sang Lee is 14/F, China Certification and Inspection Building, No. 8 Keji South 12th Road, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Mr. Kwok Hin Tang’s business address is 10/F, Fung House,
19-20
Connaught Road Central, Hong Kong. Mr. John Tiong Lu Koh’s business address is 279 River Valley Road,
#05-01,
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

(2)
Represents 3,816,026 Class A common shares held by Elite Bright International Limited, a British Virgin Islands company, and 1,186,030 Class A common shares that Mr. Fei Chen has the right to acquire upon exercise of share options within 60 days after February 28, 2021. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents the Class A common shares Mr. Xin Huang has the right to acquire upon exercise of share options within 60 days after February 28, 2021.
(4)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 28, 2021.
(5)	Represents the Class A common shares Mr. Guoxiao Ben has the right to acquire upon exercise of share options within 60 days after February 28, 2021.
(6)	Represents the Class A common shares held by and Class A common shares Mr. Kwok Hin Tang has the right to acquire upon exercise of share options within 60 days after February 28, 2021.
(7)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.
(8)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(9)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.
(10)
Represents 14,306,280 Class A common shares and 425,310 ADSs, representing 283,540 Class A common shares, directly held by Mandra iBase Limited, a British Virgin Islands company and 425,128 Class A common shares issuable to Mandra iBase Limited upon the conversion of the three-year convertible note in the principal amount of US$5.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share, as reported on the Schedule 13G filed by Mandra iBase Limited and affiliated parties on February 9, 2021. The registered address of Mandra iBase Limited is 3rd Floor J&C Building, PO Box 933, Road Town, Tortola, British Virgin Islands, VG1110. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd.

(11)
Represents (i) 4,641,886 Class A common shares held by IDG-Accel China Growth Fund III L.P., a Cayman Islands limited partnership, and (ii) 329,086 Class A common shares held by IDG-Accel China III Investors L.P., a Cayman Islands limited partnership. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., and the general partner of IDG-Accel China Growth Fund III Associates L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is 50% owned by Mr. Chi Sing Ho, its largest shareholder, and the current members of its board of directors are Mr. Quan Zhou and Mr. Chi Sing Ho. The registered address of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. is 190 Elgin Avenue, George Town, Grand Cayman
KY1-9008,
Cayman Islands.

(12)
Represents 6,584,370 Class A common shares held by Greatest Investments Limited, a British Virgin Islands company, and 1,395 ADSs, representing 930 Class A common shares, held by Fidelidade—Companhia de Seguros, S.A., as reported on the Schedule 13G filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on January 29, 2021. The address of the principal business office for Greatest Investments is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(13)
Represents 5,332,524 Class A common shares beneficially owned by FIL Limited, as reported on the Schedule 13G filed by FIL Limited and affiliated parties on February 5, 2021. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of February 28, 2021, 32,545,308 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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
Demand Registration Rights
. At any time after the earlier of (i) January 1, 2020 or (ii) one year following the closing of an initial public offering, holders of at least 50% of the preferred shares (or common shares issued on conversion of preferred shares) then outstanding or Mandra iBase Limited has the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5.0 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days (except for a registration statement on
Form F-3, which
shall be 60 days) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period.
We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on
Form F-3, for
which an unlimited number of demand registrations shall be permitted.
Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the underwriters may (i) in the event the offering is the initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold by us), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity interests from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated among all holders on a pro rata basis.

Form
 F-3
 Registration Rights
. Our shareholders may request us in writing to file an unlimited number of registration statements on
Form F-3 so
long as such registration offerings are in excess of US$500,000. We shall effect the registration of the securities on
Form F-3 as
soon as practicable, except in certain circumstances.
Expenses of Registration.
 We will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or
Form F-3 registration.
Termination of Registration Rights
. Our shareholders’ registration rights will terminate on the earlier of (i) the date that is five years after the closing of an initial public offering, and (ii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period
pursuant to Rule 144 under the Securities Act.
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
Demand Registration Rights
. At any time after the date that is 12 months after the closing of an initial public offering, holders of at least 50% of the convertible notes (or shares issued on conversion of the notes) then outstanding have the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5.0 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days (except for a registration statement on
Form F-3, which
shall be 60 days) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period.
We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on
Form F-3, for
which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our convertible notes an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the underwriters may (i) in the event the offering is the first initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold by us), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity interests from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated among all holders on a pro rata basis.
Form
 F-3
 Registration Rights
. Our noteholders may request us in writing to file an unlimited number of registration statements on
Form F-3 so
long as such registration offerings are in excess of US$500,000. We shall effect the registration of the securities on
Form F-3 as
soon as practicable, except in certain circumstances.
Expenses of Registration.
 We will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or
Form F-3 registration.
Termination of Registration Rights
. Our noteholders’ registration rights will terminate on the earlier of (i) the date that is five years after the closing of an initial public offering, and (ii) with respect to any convertible noteholder, when the registrable securities proposed to be sold by such holder may then be sold without registration in any 90-day period
pursuant to Rule 144 under the Securities Act.
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
Transactions with Our Chief Executive Officer and Related Entities
Amounts due to Our Chief Executive Officer
. As of December 31, 2017, we had an amount of RMB5.6 million due to Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, representing the capital he contributed to fund our operations at the early stage of our development. Such amounts are interest free. We fully repaid the outstanding balance to Mr. Luo in April 2018.
Transactions with Shenzhen Weixunyitong Information Technology Co., Ltd
. Shenzhen Weixunyitong Information Technology Co., Ltd., or Shenzhen Weixunyitong, engages in mobile game business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Shenzhen Weixunyitong.
In 2018, 2019 and 2020, we provided targeted marketing services to Shenzhen Weixunyitong in the amount of RMB1.0 million, nil and nil, respectively. As of December 31, 2018, 2019 and 2020, we had amounts of RMB1.5 million, RMB0.5 million and nil , respectively, due from Shenzhen Weixunyitong.
In 2018, 2019 and 2020, we purchased ad inventory from and placed ads on the game apps of Shenzhen Weixunyitong in the amount of RMB20.9 million, RMB11.6 million and nil, respectively. In 2017 and 2018, we also sub-leased office
space from Shenzhen Weixunyitong for amounts of RMB1.6 million and RMB0.5 million, respectively. We terminated the lease contract in 2018 and had nil lease expense from Shenzhen Weixunyitong in 2019. As of December 31, 2018, 2019 and 2020, we had aggregate amounts of RMB8.9 million, RMB56 thousand and nil, respectively, due to Shenzhen Weixunyitong.
Transactions with Guangzhou Tianlang Network Technology Co., Ltd
. Guangzhou Tianlang Network Technology Co., Ltd., or Guangzhou Tianlang, engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Guangzhou Tianlang.

In 2018, 2019 and 2020, we provided certain SAAS Businesses and targeted marketing to Guangzhou Tianlang in an amount of RMB1.5 million, RMB0.3 million and nil, respectively. As of December 31, 2018, 2019 and 2020, we had amount of RMB1.3 million, nil and nil, respectively, due from Guangzhou Tianlang.
Amounts due from Our Shareholders and President
Amount due from KK Mobile Limited
. KK Mobile Limited is a principal shareholder of our company and wholly owned by Mr. Weidong Luo, our chief executive officer and chairman of our board of directors. As of December 31, 2017, we had amount of RMB40,000 due from KK Mobile Limited, representing unpaid capital contribution. We received payment of the outstanding balance from the shareholder in June 2018.
Amount due from Our President
. As of December 31, 2018, we had amount of RMB1.7 million due from our president, representing advances for business–related travel expenses. We settled the outstanding balance in full with our president in March 2019.

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.
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
See “—C. Markets.”

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
The following are summaries of material provisions of our current amended and restated memorandum and articles of association and of the Companies Act (As Revised), insofar as they relate to the material terms of our common shares.

Objects of Our Company
. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.
Common Shares
. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. Our common shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
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
Dividends
. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from funds legally available for distribution. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. In respect of all matters subject to a shareholders’ vote, each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the total common shares present in person or by proxy at the meeting.
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
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of
the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Conversion
. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon the occurrence of certain matters as set forth in our memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.
Transfer of Common Shares
. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital,
the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.
 We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu
 with such existing class of shares.
Issuance of Additional Shares
. Our articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
their non-PRC holding
companies.”
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax situations, such as:

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
Passive Foreign Investment Company Considerations
A non-U.S. corporation,
such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activity are taken into account as non-passive
assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
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
Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and do not expect to be a PFIC for our current taxable year or for the foreseeable future.

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

Sale or Other Disposition of ADSs or Class A Common Shares
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares were to be subject to tax in the PRC, such gain may be treated as
PRC-source
gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.
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
20-F
on our website at
ir.jiguang.cn
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
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
As of December 31, 2020, we had Renminbi-denominated cash balance of approximately RMB242.0 million and U.S. dollar-denominated cash balance of US$17.5 million. Assuming we had converted RMB242.0 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance would have been US$54.6 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$51.2 million instead. Assuming we had converted US$17.5 million into Renminbi at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our Renminbi cash balance would have been RMB356.1 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB367.6 million instead
Interest Rate Risk
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

Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2020, we received reimbursement in the amount of approximately RMB2.3 million (US$ 346.0 thousand) from the depositary.
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
For the period from July 25, 2018, the date that the
F-1
Registration Statement was declared effective by the SEC, to December 31, 2020, US$42 million of the net proceeds received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund potential investments and acquisitions of complementary businesses, assets and technologies. We also used US$7 million of the net proceeds for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1,
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
or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020.
Attestation Report of the Registered Public Accounting Firm
As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that John Tiong Lu Koh, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule
10A-3
under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics, as amended and restated, that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jiguang.cn

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees (1)	7,728	7,228
Tax fees (2)	316	371

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)
“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2019 and 2020, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

In June 2020, our board of directors extended our share repurchase program and also approved a new program under which we may repurchase up to US$10 million of the ADSs or our common shares. The share repurchase program was publicly announced on June 11, 2020. In 2020, we did not repurchase any shares under our share repurchase programs announced on November 20, 2018 and June 11, 2020.

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
We have completed changes in our board and committee composition and have satisfied the full independence requirements of the Nasdaq Stock Market Rules since May 7, 2020, including (i) we satisfy the majority independent board requirement, and (ii) our audit committee is fully independent.
As of the date of this annual report, our board of directors consists of five directors, three of which meet the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule
10A-3
under the Exchange Act. Our audit committee consists of three members, each of whom is an independent director.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Aurora Mobile Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 30, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.2	Registrant’s Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.4	Fourth Shareholders Agreement between the Registrant and other parties thereto dated May 10, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 29, 2020 (File No. 001-38587))

4.1	2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.2	2017 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 13, 2018 (File No. 333-225993))

4.5	Powers of Attorney among Shenzhen JPush and the shareholders of Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.6	English Translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.7	Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.8	Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.9	Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.10	English Translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.11	Subscription Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 11, 2018 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.12	Investor Rights Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 17, 2018 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.13	Definitive Certificate for the Convertible Notes issued by the Registrant to Mercer Investments (Singapore) Pte. Ltd. dated April 17, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.14	Definitive Certificate for the Convertible Notes issued by the Registrant to Mandra iBase Limited dated April 17, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1*	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 12, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Aurora Mobile Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Shenzhen, the People’s Republic of China
April 12, 2021

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		431,459	356,115	54,577
Restricted cash		115	115	18
Derivative assets		—	100	15
Short-term investments	18	—	80,000	12,261
Accounts and notes receivable, net of allowances of RMB28,516 and RMB43,820 (US$6,716) as of December 31, 2019 and 2020, respectively	3	135,417	44,886	6,879
Prepayments and other current assets	4	86,087	49,013	7,511
Amounts due from related parties	15	521	—	—

Total current assets		653,599	530,229	81,261

Non-current assets:
Property and equipment, net	5	106,235	73,522	11,268
Intangible assets, net	6	8,810	9,519	1,459
Long-term investments	7	168,637	168,526	25,828
Other non-current assets		2,642	5,631	863

Total non-current assets		286,324	257,198	39,418

Total assets		939,923	787,427	120,679

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB19,974 and RMB16,564 (US$2,539) as of December 31, 2019 and 2020, respectively)		19,996	16,592	2,543
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB73,820 and RMB104,681(US$16,043) as of December 31, 2019 and 2020, respectively)	8	77,561	109,182	16,733
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB72,580 and RMB66,772(US$10,233) as of December 31, 2019 and 2020, respectively)	9	96,277	109,136	16,725
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of RMB56 and nil as of December 31, 2019 and 2020, respectively)	15	56	—	—

Convertible notes	12	—	225,229	34,518

Total current liabilities		193,890	460,139	70,519

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB64 and nil as of December 31, 2019 and 2020, respectively)		64	—	—
Deferred revenue	8	8,150	6,049	927
Convertible notes	12	230,031	—	—

Total non-current liabilities		238,245	6,049	927

Total liabilities		432,135	466,188	71,446

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
Commitments and contingencies	13
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2019 and 2020; 4,920,000,000 shares authorized as of December 31, 2019 and 2020, 60,106,037 shares and 61,392,170 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	37	37	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2019 and 2020 ; 30,000,000 shares authorized as of December 31, 2019 and 2020, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	11	11	1
Treasury shares (81,930 and 0 class A common shares as of December 31, 2019 and 2020, respectively)	14	(1,999)	—	—
Additional paid-in capital		956,735	988,812	151,542
Accumulated deficit		(453,359)	(678,434)	(103,975)
Accumulated other comprehensive income		6,363	10,813	1,659

Total shareholders’ equity		507,788	321,239	49,233

Total liabilities and shareholders’ equity		939,923	787,427	120,679

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOS
S
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues (including related party amounts of RMB2,544, RMB266 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	16	714,141	906,458	471,614	72,278
Cost of revenues (including related party amounts of RMB20,947, RMB11,600 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)		(517,074)	(649,596)	(265,436)	(40,680)

Gross profit		197,067	256,862	206,178	31,598

Operating expenses
Research and development (including related party amounts of RMB200, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)		(134,358)	(176,248)	(174,597)	(26,758)
Sales and marketing (including related party amounts of RMB718, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)		(83,853)	(118,548)	(102,319)	(15,681)
General and administrative (including related party amounts of RMB59, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)		(71,641)	(109,291)	(119,087)	(18,251)

Total operating expenses		(289,852)	(404,087)	(396,003)	(60,690)

Loss from operations		(92,785)	(147,225)	(189,825)	(29,092)

Foreign exchange gain		264	435	10	2
Interest income		3,657	6,300	6,131	940
Interest expense		(7,054)	(11,118)	(11,724)	(1,797)
Other income / (expenses)	17	8,449	38,812	(30,814)	(4,722)
Change in fair value of derivative asset		—	3,117	1,233	189
Change in fair value of derivative liability	18	21,302	—	—	—

Loss before income taxes		(66,167)	(109,679)	(224,989)	(34,480)

Income tax expense	11	(30)	(162)	(86)	(13)

Net loss		(66,197)	(109,841)	(225,075)	(34,493)

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders		(66,197)	(109,841)	(225,075)	(34,493)
Accretion of contingently redeemable convertible preferred shares		(24,094)	—	—	—

Net loss attributable to common/ordinary shareholders		(90,291)	(109,841)	(225,075)	(34,493)

Net loss per share for class A and class B common shares:	14
Class A common shares - basic and diluted		(1.57)	(1.43)	(2.91)	(0.45)
Class B common shares - basic and diluted		(1.57)	(1.43)	(2.91)	(0.45)
Shares used in net loss per share computation:
Class A common shares - basic and diluted		40,441,999	59,721,341	60,415,978	60,415,978
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income (loss)
Foreign currency translation adjustments		11,688	(2,037)	4,450	682

Total other comprehensive income (loss), net of tax		11,688	(2,037)	4,450	682

Total comprehensive loss		(54,509)	(111,878)	(220,625)	(33,811)

Comprehensive loss attributable to Aurora Mobile Limited		(54,509)	(111,878)	(220,625)	(33,811)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	42,666,670	26	—	13,689	(3,289)	(234,810)	(224,384)
Net loss	—	—	—	—	—	(66,197)	(66,197)
Translation adjustments	—	—	—	—	11,689	—	11,689
Issuance of Class A common shares in connection with initial public offering	6,059,708	4	—	464,376	—	—	464,380
Conversion of all outstanding contingently redeemable convertible preferred shares to Class A common shares	27,867,937	18	—	357,222	—	44,451	401,691
Redemption of contingently redeemable convertible preferred shares	—	—	—	—	—	(6,915)	(6,915)
Accretion of contingently redeemable convertible preferred shares	—	—	—	84,652	—	(84,652)	—
Repurchased shares	(46,303)		(3,165)	—	—	—	(3,165)
Share-based compensation (Note 10 )	—	—	—	24,561	—	—	24,561

Balance as of December 31, 2018	76,548,012	48	(3,165)	944,500	8,400	(348,123)	601,660

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	76,548,012	48	(3,165)	944,500	8,400	(348,123)	601,660
Net loss	—	—	—	—	—	(109,841)	(109,841)
Cumulative effect of adoption of ASC 606 (Note 2)	—	—	—	—	—	4,605	4,605
Translation adjustments	—	—	—	—	(2,037)	—	(2,037)
Exercise and vesting of share-based awards	1,125,648	—	38,725	(35,049)	—	—	3,676
Repurchased shares	(567,434)	—	(37,559)	—	—	—	(37,559)
Share-based compensation (Note 10)	—	—	—	47,284	—	—	47,284

Balance as of December 31, 2019	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788
Net loss	—	—	—	—	—	(225,075)	(225,075)
Translation adjustments	—	—	—	—	4,450	—	4,450
Exercise and vesting of share-based awards	1,286,133	—	1,999	3,219	—	—	5,218
Share-based compensation (Note 10)	—	—	—	28,858	—	—	28,858

Balance as of December 31, 2020	78,392,359	48	—	988,812	10,813	(678,434)	321,239

Balance as of December 31, 2020 in US$		7	—	151,542	1,659	(103,975)	49,233

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
S
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(66,197)	(109,841)	(225,075)	(34,493)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	18,084	30,059	37,704	5,778
Amortization of intangible assets	307	2,307	4,366	669
Unrealized exchange (gain) loss	11,689	(1,731)	(90)	(14)
Allowance for doubtful accounts	5,846	20,054	18,732	2,871
Interest expenses, net	—	8,094	7,931	1,215
Impairment of long-term investments	—	—	38,739	5,937
Impairment of property and equipment	—	—	10,952	1,678
Impairment of amount due from related companies	—	—	479	73
Impairment of loans	—	—	4,500	690
Loss on disposal of property and equipment	—	15	23	4
Gain on an equity investment sold	—	(6,778)	—	—
Unrealized gain on equity investments held	—	(17,298)	—	—
Gain on fair value change from derivative assets	—	(3,117)	(1,233)	(189)
Share-based compensation expenses	24,561	47,284	28,858	4,424

Changes in operating assets and liabilities,
Accounts and notes receivable	(98,163)	(25,443)	71,799	11,004
Prepayments and other current assets	(46,350)	1,149	43,281	6,632
Amounts due from related parties	(3,303)	4,043	43	7
Other non-current assets	(1,431)	702	11	2
Accounts payable	10,471	1,220	(3,403)	(522)
Deferred revenue and customer deposits	19,861	19,027	29,520	4,524
Tax payable	—	162	(115)	(18)
Accrued liabilities and other current liabilities	24,027	13,219	8,910	1,366
Amounts due to related parties	2,754	(8,809)	(56)	(9)
Change in deferred tax liabilities	(5)	—	—	—
Other non-current liabilities	(76)	(76)	(64)	(10)

Net cash (used in)/provided by operating activities	(97,925)	(25,758)	75,810	11,619

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investment	—	(995,000)	(470,169)	(72,057)
Proceeds short-term investment	—	—	391,964	60,071
Proceeds from maturity of structured deposits	—	1,000,201	—	—
Increase in long-term prepayments	(11,000)	—	—	—
Purchase of long-term investments	(68,716)	(47,286)	(36,012)	(5,519)
Proceeds from an equity investment sold	—	10,000	—	—
Investment in loans	—		(8,000)	(1,226)
Investment in a convertible loan	—	(8,000)	—	—
Purchase of property and equipment	(57,934)	(39,494)	(19,685)	(3,017)
Proceeds from disposal of property and equipment	—	199	133	21
Purchase of intangible assets	(1,556)	(9,586)	(2,646)	(406)

Net cash used in investing activities	(139,206)	(88,966)	(144,415)	(22,133)

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of convertible notes, net of issuance cost	216,179	—	—	—
Proceeds from initial public offering, net of issuance cost	464,380	—	—	—
Redemption of contingently redeemable convertible preferred shares	(62,510)	—	—	—
Repurchase of ordinary shares	(3,165)	(37,559)	—	—
Proceeds from exercise of share options	—	3,676	315	48

Net cash provided by/ (used in) financing activities	614,884	(33,883)	315	48

Effect of exchange rate on cash and cash equivalents and restricted cash	(9,352)	3,504	(7,054)	(1,081)

Net increase/ (decrease) in cash and cash equivalents and restricted cash	368,401	(145,103)	(75,344)	(11,547)

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net increase/ (decrease) in cash and cash equivalents and restricted cash	368,401	(145,103)	(75,344)	(11,547)

Cash, cash equivalents and restricted cash at the beginning of year	208,276	576,677	431,574	66,142

Including:
Cash and cash equivalents at the beginning of the year	208,161	576,562	431,459	66,124
Restricted cash at the beginning of the year	115	115	115	18
Cash, cash equivalents and restricted cash at the end of year	576,677	431,574	356,230	54,595

Including:
Cash and cash equivalents at the end of the year	576,562	431,459	356,115	54,577
Restricted cash at the end of the year	115	115	115	18
Supplemental disclosures of cash flow information:
Income tax paid	—	—	195	30
Non-cash investing and financing activities:
Acquisition of long-term investments	—	27,410	8,000	1,226
Purchase of property and equipment included in accrued liabilities and other current liabilities	104	4,140	1,355	208
Purchase of intangible assets included in accrued liabilities and other current liabilities	—	—	2,503	384

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities
Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”), are principally engaged in providing targeted marketing and SAAS Businesses, which include developer services, financial risk management, market intelligence and location-based intelligence services, in the People’s Republic of China (the “PRC”).
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
In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse eff
e
ct on the Company’s ability to conduct its business.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	211,314	115,713	17,734
Restricted cash	115	115	18
Short-term investment	—	50,000	7,663
Accounts and notes receivable	133,745	44,539	6,826
Prepayments and other current assets	73,789	27,915	4,278
Amounts due from the Company and its subsidiaries	51,656	58,291	8,933
Amounts due from related parities	521	—	—

Total current assets	471,140	296,573	45,452

Non-current assets:
Property and equipment, net	57,390	45,928	7,039
Intangible assets, net	8,728	9,491	1,455
Long-term investments	108,408	113,408	17,381
Other-non current assets	1,925	4,719	723

Total non-current assets	176,451	173,546	26,598

Total assets	647,591	470,119	72,049

LIABILITIES:
Current liabilities:
Accounts payable	19,974	16,564	2,539
Deferred revenue and customer deposits	73,820	104,681	16,043
Accrued liabilities and other current liabilities	72,580	66,772	10,233
Amounts due to the Company and its subsidiaries	185,263	224,124	34,349
Amounts due to related parties	56	—	—

Total current liabilities	351,693	412,141	63,164

Non-current liabilities:
Amounts due to the Company and its subsidiaries	377,000	297,000	45,517
Deferred Revenue	—	561	86
Other non-current liabilities	64	—	—

Total non-current liabilities	377,064	297,561	45,603

Total liabilities	728,757	709,702	108,767

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	709,594	900,454	465,066	71,274
Cost of revenues	(499,589)	(628,109)	(248,637)	(38,105)
Net loss	(16,785)	(95,829)	(173,865)	(26,646)
Net cash (used in)/provided by operating activities	(68,316)	16,059	168,971	25,767
Net cash used in investing activities	(104,675)	(34,451)	(108,450)	(16,492)
Net cash provided by/(used in) financing activities	154,901	197,943	(156,124)	(23,927)
There were no pledges or collateralization of the VIE’s assets as of December 31, 2019 and 2020. The amount of net liabilities of the VIE was RMB 81,166 and RMB239,583 (US$36,718) as of December 31, 2019 and 2020, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods
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

Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, volume rebates relates to targeted marketing service, useful lives of property and equipment and intangible assets, valuation of intangible asset acquisition, impairment of long-lived assets, fair value measurements and impairment for equity investments without readily determinable fair value, impairment of loans receivables, including due from related parties, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative asset and derivative liability and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5250 per US$1.00 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Foreign currency translation
The functional currency of the Company and the Company’s subsidiary outside the PRC are US$. The Company’s PRC subsidiary and VIE adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency Matters
. The Company uses RMB as its reporting currency. The consolidated financial statements of the Company are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income, as a component of shareholders’ equity.
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
from the government.
Short-term investments
The Company’s short-term investments comprise primarily of bank structured deposits at fixed rates based on the guaranteed interest rate with maturities within twelve months and time deposits with original maturities over three months. For the year ended December 31, 2019 and 2020, there are nil and
 RMB80,000 (US$12,261)
of short-term investments that are due within one year.
Derivative assets
The derivative assets are embedded derivatives separated from the host contract of bank structured deposits. The derivative assets are recorded at fair value. Terms of the derivative assets are related to the gold price index and the assets shall be measured subsequently at fair value. For the years ended December 31, 2019 and 2020, there are nil and
 RMB100 (US$15)
of derivative assets from bank structured deposits.
Accounts and notes receivable and allowance for doubtful accounts
Accounts and notes
 receivable are recorded at the realizable value amount, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and credit quality of the customers, current economic trends and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off after all collection efforts have been exhausted.
Property and equipment, net
Property and equipment are stated at cost less accumulated
depreciation and impairment.
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
Costs related to construction of property and equipment incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use. For the year ended December 31, 2020, the Company’s construction in progress balance is mainly made up of leasehold improvement. Expenditures for repair and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

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
Acquired computer software, systems and technology
                         1
–
5 years
Residual values are considered nil.
Impairment of long-lived assets other than goodwill
The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360,
Property, Plant and Equipment
. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2018, 2019 and 2020, the impairment recognized for long-lived assets were nil, nil and RMB10,952 (US$1,678), respectively.
Long-term investments
The Company’s long-term investments consist of equity investments without readily determinable fair value.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Long-term investments (continued)

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
Subsequent to the Company’s adoption of ASC 321 on January 1, 2019, for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no impact for beginning retained earnings as a result of applying the new accounting standard for certain equity securities as of December 31, 2019,.
For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. The Company recognized nil, nil and
 RMB 38,739 (US$5,937)
impairment loss in other income/(expense) in consolidated statement of comprehensive loss for the years ended December 31, 2018, 2019 and 2020.
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
835-30):
Simplifying the Presentation of Debt Issuance Costs
, and ASU
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

Value added taxes (“VAT”)
The Company presents VAT assessed by government authorities as reductions of revenues. Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. VAT of 6% applies to revenue derived from the provision of certain modern services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided
.
Treasury shares
Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method per ASC
505-30
Treasury Stock
. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a plan to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market (the “Repurchase Plan”). As of December 31, 20
20
, under the Repurchase Plan, the Company had repurchased an aggregate of 920,606 ADSs, representing 613,737 Class A common shares on the open market for a total cash consideration of US$5.91 million.
Revenue recognition
Starting from January 1, 2019, the Company adopted the new revenue guidance ASC Topic 606
Revenue from Contracts with Customers
(“ASC 606”) using the modified retrospective method, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of January 1, 2019. The cumulative effect on adopting ASC 606 resulted in an increase of RMB4,605 to the opening balance of retained earnings at January 1, 2019, which is primarily related to the Company’s private cloud-based services.
Under ASC 605, the private cloud-based service is recognized pro rata over post-contract-service period. Under ASC 606, the private cloud-based service is recognized at a point in time when the control of service is obtained by the customer represented by the customer acceptance received by the Company.

Revenues are presented net of value-added tax collected on behalf of the government.
Starting from 2020, the Company has changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer services and vertical applications, formerly named as other SAAS products, to revenues under SAAS Businesses. Revenue for the year ended December 31, 2018 and 2019 were not retrospectively adjusted and continued to be presented under the prior reclassification. The Company generates revenues primarily through SAAS Businesses, formerly named as “SaaS products” and targeted marketing.

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
The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for the targeted marketing solutions primarily based on a cost-per-click (“CPC”) or cost-per-action (“CPA”) basis. Majority of the contract duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provided customers with a credit term less than one year. The Company acts as the principal in the targeted marketing arrangements under which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed. Revenues are presented net of value-added tax collected on behalf of the government.
SAAS Businesses
The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.
The Company primarily enters into consumption-based contracts with its customers to provide value-added services. For value-added services, the Company built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term less than six months. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

SAAS Businesses (continued)

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 605, the Company recognizes revenue pro rata over post-contract-service period in accordance with ASC
985-605-25.
Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.
For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.
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
For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Other revenue recognition related policies
Timing of revenue recognition may differ from the timing of invoicing to customers. S
o
me customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.
Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2019 an
d December 31, 20
2
0, respectively.
Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue” on the consolidated balance sheets. Revenue recognized for the year ended December 31, 2020 that was included in contract liabilities as of January 1, 2020 was RMB34,449 (US$5,280). A summary of contract liabilities is as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
Contract liabilities	39,638	71,141	10,903
Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.
As of December 31,
20
20
, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB31,951 (US$4,897). The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.
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

Advertising expenses
Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB6,697, RMB17,311 and RMB 9,789 (US$1,500) for the years ended December 31, 2018, 2019 and 2020, respectively.
Other income (expenses)
Other income/ (expenses) includes impairment loss of financial assets, government grants and profit-sharing program with Depositary Bank related to ADSs depositary. For the year ended December 31,2020, impairment losses of RMB39,181 (US$6,005) of long-term investments and RMB4,500 (US$690) of loans receivables are recognized. No such impairment losses occurred for the years ended December 31, 2018 and 2019. Government grants are recognized when there is reasonable assurance that the Company will comply with the attached conditions. When the grant relates to an expense item, it is recognized on a systemic basis in the consolidated statement of comprehensive loss over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets. Income from profit- sharing program is recognized as non-current
deferred revenue over five-year period as specified in the contract based on certain parameters.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Government grants
Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income/ (expenses)” when received. The government grants with certain operating conditions are recorded as “Accrued liabilities and other current liabilities” when received and will be recorded as operating income when the conditions are met.
Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. The Company had no capital leases during the years presented.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB17,097, RMB20,724 and RMB10,556 (US$1,618) for the years ended December 31, 2018,

2019 and 2020, respectively.
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
Share-based compensation
In accordance with ASC 718,
Compensation-Stock Compensation,
the Company determines whether an award granted to its employees should be classified and accounted for as a liability award or equity award. The Company’s share-based compensation to its employees which were classified as equity awards were recognized in the consolidated statements of comprehensive loss based on the grant date fair value. The Company’s share-based compensation to its employees which were classified as liability awards were recognized in the consolidated statements of comprehensive loss based on the fair value at each reporting date until settlement. The Company early adopted Accounting Standard Update (“ASU”) ASU
2016-09—
Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting
and elected to account for forfeitures as they occur.
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
Loss per share
In accordance with ASC 260,
Earning per Share
, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class
method. Under the
two-class
method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2020, the two-class
method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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
The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2019 and 2020, the aggregate amount of cash and cash equivalents, derivative assets, short-term investments and restricted cash of RMB302,236 and RMB 322,183 (US$49,377), respectively, were held at major financial institutions located in the PRC, and US$18,578 and US$17,494 (RMB114,147), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Concentration of suppliers
Approximately 50.9%,57.7% and 71.0% of advertising costs were paid to three suppliers for the years ended December 31, 2018,2019 and 2020, respectively.
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

Concentration of risks (continued)

Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 6.27% in 2020. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.
Impact of
COVID-19
During the year ended December 31, 2020,
COVID-19
has had limited impact on the Company’s operations, including revenues declined compared to the prior period partly due to weakness in demand as its customers in certain industries are negatively impacted by
COVID-19.
The Company has also provided additional allowances for accounts and loans receivable and recognized impairment charges on its long-term investments in the year ended December 31, 2020, due to the impact of
COVID-19
and other factors.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Company’s estimates and assumptions, including the allowance for accounts and loans receivables and the valuation of certain equity investments subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods. Because of the uncertainty surrounding the
COVID-19
outbreak, the full severity of the business disruption and the related financial impact cannot be reasonably estimated at this time.

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
As the Company generates substantially most of its revenues in the PRC, and substantially all of the Company’s long-lived assets and revenues are located in and derived from PRC, no geographical segments are presented.
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

F-3
5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In February 2016, the FASB issued ASU
No. 2016-02,
Leases (Topic 842)
. This ASU modifies existing guidance for
off-balance
sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.
In July 2018, the FASB issued ASU
No. 2018-11,
Leases (Topic 842): Targeted Improvements (
“ASU
2018-11”
)
, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies.
In November 2019, the FASB issued ASU
No. 2019-10
Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)-Effective Dates
. As
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
is now effective for those entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company currently believes the most significant change will be related to the recognition of right-of-use
assets and lease liabilities on the Company’s balance sheet for certain in-scope
operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

F-3
6

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
2016-13”).
Subsequently, the FASB issued ASU
2019-05,
Financial Instruments- Credit Losses (Topic 326)
: Targeted Transition Relief and codification improvements to Topic 326 in ASU
2019-04
and ASU
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
In December 2019, the FASB issued ASU
2019-12,
Income Taxes (Topic 740)
:
Simplifying the Accounting for Income Taxes
. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up
in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Company for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323)
,
and Derivatives and Hedging
(Topic 815)—Clarifying the Interactions
between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company does not expect any material impact on the consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3	Accounts and notes receivable, net

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts and notes receivable	163,933	88,706	13,595
Less: allowance for doubtful accounts	(28,516)	(43,820)	(6,716)

Total accounts and notes receivable, net	135,417	44,886	6,879

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of year	9,308	28,516	4,370
Provisions	20,054	18,732	2,871
Write-offs	(846)	(3,428)	(525)

Balance at end of year	28,516	43,820	6,716

4	Prepayments and other current assets
Prepayments and other current assets consist of the following:

			As of December 31,
			2019	2020
			RMB	RMB	US$
Prepaid media cost			45,452	—	—
Prepaid service fee			9,892	12,028	1,843
VAT and other surcharges			16,266	10,467	1,604
Investment in a convertible loan			8,000	—	—
Office rental deposit			2,321	636	97
Receivables from sales of shares on behalf of employees			—	11,060	1,695
Refund from prepaid media cost			—	6,838	1,048
Others	(i	)	4,156	7,984	1,224

Total prepayments and other current assets			86,087	49,013	7,511

(i)
Others under prepayments and other current asset include the impairment charges of RMB4,500 (US$690) that the Company recognized on loans granted to equity investees. The Company evaluates the impairment of the equity investments without readily determinable fair value along with loans the Company granted to those investees
.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5	Property and equipment, net
Property and equipment consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Office furniture and equipment	5,982	4,414	676
Computer equipment and servers	149,947	162,587	24,918
Leasehold improvements	10,595	100	15
Construction-in progress	—	2,840	435
Less: Accumulated depreciation and impairment	(60,289)	(96,419)	(14,776)

Total property and equipment, net	106,235	73,522	11,268

The Company recognized impairment charges on property and equipment of RMB10,952 (US$1,678)
for the year ended December 31, 2020, which was a result of the Company’s “Going-Cloud” project undertaken. No impairment loss charges were recognized on property and equipment for the years ended December 31, 2018 and 2019 respectively.
Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 were RMB18,084, RMB30,059 and RMB37,704 (US$5,778), respectively.

6	Intangible assets, net
Intangible assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Computer software, systems and acquired technology	11,460	15,693	2,405
Less: Accumulated amortization	(2,650)	(6,174)	(946)

Total intangible assets, net	8,810	9,519	1,459

No impairment charges were recognized on intangible assets for the years ended December 31, 2018, 2019 and 2020, respectively.
On March 4, 2019, the Company acquired MLINK business at a cost of RMB8,000 which was fully attributed to acquired technology with a useful life of five years. The Company concluded that all of the fair value of MLINK business’s gross assets acquired was
 concentrated in a single identifiable intangible asset and therefore not a business pursuant to ASU
2017-01.
The weighted average amortization period of intangible assets were 2.6 years, 4.2 years and 3.9 years for the years ended December 31, 2018, 2019 and 2020, respectively.
Amortization expense of intangible assets were RMB307, RMB2,307 and, RMB4,366

(US$669) for the years ended December 31, 2018, 2019 and 2020, respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

6	Intangible assets,net (continued)

Estimated amortization expense relating to the existing intangible asset
s
 with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2021	4,182	641
2022	3,285	503
2023	1,752	269
2024	286	44
2025	14	2
No intangible assets with an indefinite useful life as of December 31, 2019 and 2020.

7	Long-term investments
Equity investments without readily determinable fair value
Equity investments without readily determinable fair value were accounted as cost method investments prior to adopting ASC
321-
Investments—Equity Securities (“ASC 321”) on January 1, 2019. As of December 31, 2018, the carrying amount of the Group’s cost method investments was RMB79,696. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
As of December 31
, 2019
, the carrying amount of the Group’s equity investments was RMB168,637, net of RMB nil
in accumulated impairment. During the year ended December 31, 2019, certain equitinvestments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was
 RMB31,375

as of December 31
, 2019
.
As of December 31, 2020, the carrying amount of the Group’s equity investments was RMB168,526 (US$25,828),

net of RMB38,739(US$5,937) in accumulated impairment.

Impairment charges recognized on equity investments without readily determinable fair value was

nil,

nil

and
 RMB38,739 (US$5,937)
for the years ended December 31, 2018, 2019 and 2020.The Company does not have any downward adjustments for the year ended December 31,2020.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

7	Long-term investments (continued)

Total unrealized and realized gains and losses of equity investments without readily determinable fair values in 2019 and 2020 were as follows:

	For the years ended December 31
	2019	2020
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	17,298	—	—
Gross unrealized losses (downward adjustments including impairment)	—	(39,181)	(6,005)

Net unrealized gains/losses on equity investments held	17,298	(39,181)	(6,005)
Net realized gains on equity investments sold	6,778	—	—

Total net gains/losses recognized in other income, net	24,076	(39,181)	(6,005)

In 2018 and 2019, the Company acquired a total 5.93% of the share capital of Zhuoxuan, a non-listed
company, for RMB7,265. The Company recognized a fair value gain of RMB3,043 in “other income” in 2019 due to the observable price change.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

7	Long-term investments (continued)
In 2017, the Company acquired 6.25% of the share capital of Shuwei, a non-listed
company, for RMB10,000, and the Company’s ownership of share in Shuwei decreased to 4.27% in 2018 due to Shuwei’s subsequent rounds of financing. In 2019, the Company disposed certain portion of equity ownership of Shuwei with the consideration RMB10,000, and recognized realized gain of RMB6,778 and a fair value gain of RMB14,255 for the remaining portion of equity ownership 2.89% in “other income”.

8	Deferred revenue and customer deposits
Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred revenue	39,638	71,141	10,903
Customer deposits	37,923	38,041	5,830

Total deferred revenue and customer deposits - current	77,561	109,182	16,733

Deferred revenue - non-current	8,150	6,049	927

Roll-forward of custome
r
 deposi
t
s:

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of year	26,416	37,923	5,812
Cash received from customers during the year	419,303	374,811	57,442
Revenue recognized during the year	(399,933)	(363,963)	(55,780)
Refunds paid during the year	(7,863)	(10,730)	(1,644)

Balance at end of the year	37,923	38,041	5,830

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accrued payroll and welfare payables	55,507	59,511	9,120
Other taxes and surcharge	16,368	19,360	2,967
Service fees	5,934	5,481	840
Acquisition of property and equipment	4,351	3,858	591
Government grant	2,326	4,564	699
Rental and property management fee	2,115	3,278	502
Payables for sales of employees’ shares	—	10,308	1,581
Others	9,676	2,776	425

Total accrued liabilities and other current liabilities	96,277	109,136	16,725

10	Share-based compensation
Share option plans
2014 Incentive Plan
On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2020, 1,911 shares remain available for grant under the 2014 Plan.
2017 Incentive Plan
On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2020, 1,805,529 shares remain available of grant under the 2017 Plan.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

10	Share-based compensation (continued)

Share options
The following table summarizes the share option activity for the year ended December 31, 2020:

Options Granted to Employees and Directors	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2019	7,179,546	9.74	15.37	6.75	163,589

Granted	1,578,810	0.25	18.97	—	—
Forfeited	305,051	13.20	24.01	—	—
Expired	—	—	—	—	—
Exercised	1,252,489	4.20	8.24	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2020	7,200,816	8.48	17.03	7.27	232,933

Vested and expected to vest at December 31, 2020	7,200,816	8.48	17.03	7.27	232,933

Vested at December 31, 2020	4,773,932	6.98	10.41	5.67	134,729

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2019 and 2020 and the option’s respective exercise pri
c
e.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2018, 2019 and 2020 were RMB 45.72, RMB 50.18 and RMB 18.97 (US$2.91), respectively.
The aggregate fair value of options vested and recognized as expenses as of December 31, 2018, 2019 and 2020 were RMB24,561, RMB47,284 and RMB28,858 (US$4,424), respectively.
Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 were nil, 53,338 and RMB38,585 (US$5,913), respectively.
The aggregate unrecognized share-based compensation expense was RMB27,934 (US$4,281) as of December 31, 2020, which the Company expects to recognize over an estimated weighted-average period of 1.83 years.

F-4
4

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

10	Share-based compensation (continued)

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
The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2018,

2019 and 2020:

	2018	2019	2020
Risk-free interest rate	2.27% - 2.93%	1.65% - 2.54%	0.63% - 1.88%
Dividend yield	0%	0%	0%
Expected volatility	45.30% - 46.10%	44.23% - 44.71%	44.37% - 47.83%
Weighted average expected volatility	45.98%	44.53%	46.37%
Expected exercise multiple	2.5	2.5	2.5 - 2.8

(i)
Risk-free interest ra
t
e – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.

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

F-4
5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

10	Share-based compensation (continued)

Restricted share units
Starting from September 4, 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).
A summary of the restricted share units for the year ended December 31, 2020 was stated below:

Restricted Share Units Granted to Employees and Directors	Number of Share Units	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2019	33,643	—	44.98	9.70	1,039

Granted	95,095	—	20.41	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	33,644	—	45.09	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2020	95,094	—	20.37	10.66	3,751

Vested and expected to vest at December 31, 2020	95,094	—	20.37	10.66	3,751

Exercisable at December 31, 2020	—	—	—	—	—

The weighted average grant-date fair value per share of restricted share unit
s
 granted for the years ended December 31, 2018, 2019 and 2020 were RMB54.69, RMB 45.09 and RMB 20.41 (US$ 3.13), respectively.
As of December 31, 2020, there was RMB 1,169 (US$179) of unrecognized share-based compensation cost related to restricted shares, which the Company expects to recognize over an estimated weighted-average period of one year.
Total compensation costs recogniz
e
d for the
years
ended December 31, 2018, 2019 and 2020 were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of Revenue	—	73	4	1
Research and development	9,448	12,819	7,176	1,100
Sales and marketing	3,347	6,040	3,965	608
General and administrative	11,766	28,352	17,713	2,715

Total	24,561	47,284	28,858	4,424

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes
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

The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The certificate of high and new technology enterprise of the VIE was obtained in November 2016 and expired in November 2019. The VIE renewed the HNTE certificate of in December 2019 with a valid period of three years starting from 2019 to 2021. As of December 31, 2020, the WFOE was in the process of applying for the HNTE certificate for the years of 2020, 2021, 2022. In early 2021, the WFOE was recognized as an HNTE and was eligible for 15% preferential tax rate from 2020 to 2022
.
The Company’s loss before income taxes consists of:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cayman Islands	6,622	(16,716)	(31,966)	(4,899)
British Virgin Islands	(25)	(30)	(27)	(4)
Hong Kong	208	(3,097)	(1,790)	(274)
China	(72,972)	(89,836)	(191,206)	(29,303)

Total loss before income taxes	(66,167)	(109,679)	(224,989)	(34,480)

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes (continued)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax expense	(35)	(162)	(86)	(13)
Deferred tax benefit	5	—	—	—

Total income tax expense	(30)	(162)	(86)	(13)

Reconciliation between expenses of income taxes
Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Loss before income tax	(109,679)	(224,989)	(34,480)
Income tax expense computed at PRC statutory rate (25%)	(27,421)	(56,247)	(8,620)
International tax rate differential	4,451	8,151	1,249
Preferential tax rate	12,845	21,963	3,366
Deferred tax items tax rate differential	(10,157)	(23,337)	(3,577)
Research and development super-deduction	(26,910)	(27,455)	(4,208)
Non-deductible expenses	12,587	7,132	1,094
Deferred tax expenses	—	347	53
Recognition of prior year tax loss/ Expired prior year tax loss	(1,939)	3,382	518
Changes in valuation allowance	36,706	66,150	10,138

Income tax expense	162	86	13

F-4
8

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes (continued)

Deferred tax assets and liabilitie
s
The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets, net
Provision for doubtful debts	7,484	23,418	3,589
Accrued expense	9,516	10,841	1,660
Net operating loss carry forward	108,101	164,559	25,220
Government grant related to assets	359	684	105
Property and equipment depreciation	73	144	22
Estimated liabilities	—	7	1
Net unrealized gain on equity investments held	(3,564)	(3,564)	(546)
Unrealized loan interest income	—	(7,970)	(1,221)
Valuation allowance	(121,969)	(188,119)	(28,830)

Total deferred tax assets, net	—	—	—

The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods
.
The Company had deferred tax assets related to net operating loss carry forwards of RMB 108,101 and RMB

164,559 (US$ 25,220) from its WFOE and the VIE in China as of December 31,2019 and 2020, which can be carried forward to offset taxable income. The net operating loss of WOFE and VIE will expire in years 2021 to 2030 if not utilized.
As of December 31, 2019 and 2020, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2018, 2019 and 2020. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiary and the VIE. Accordingly, the PRC tax filings from 2015 through 2020 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

F-4
9

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	Convertible notes
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	Convertible notes (continued)

The principal amount, contingent redemption feature, contingent interest feature and debt issuance costs as of December 31, 2020 were as follows:

	As of December 31, 2019	Charge to profit and loss	Foreign currency translation adjustment	As of December 31, 2020
	RMB	RMB	RMB	RMB	US$
Principal amount	244,167	—	(15,795)	228,372	35,000
Contingent redemption feature, contingent interest feature and debt issuance costs	(14,136)	10,654	339	(3,143)	(482)

Total	230,031	10,654	(15,456)	225,229	34,518

As of December 31, 2020, aggregate future principal payments for the Convertible Notes were as follows:

	RMB	US$
1 year (including 1 year)	228,372	35,000

Total	228,372	35,000

F-5
1

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	Commitments and contingencies
Operating lease commitments
The Company leases office premises in the PRC under
non-cancellable
operating leases ranging from six months to five years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
Total operating lease expenses were RMB12,120 and RMB16,380 and RMB16,584(US$2,542) for the years ended December 31, 2018, 2019 and 2020, respectively.
As of December 31, 2020, future minimum payments under
non-cancellable
operating leases were as follows:

	RMB	US$
2021	8,821	1,352
2022	7,695	1,179
2023	5,429	832
2024	2,127	326

Total	24,072	3,689

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.
Capital commitments
As of December 31, 2020, future minimum payment under
non-cancellable
purchase commitment for consulting service is
nil,
which is scheduled to be paid within one year.

F-5
2

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14	Share capital
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
During the year ended
 December 31, 2020, no ADS were repurchased
by the Company. As of December 31,
2020, total share repurchased under the Repurchase Plan was
 an
aggregate of 920,606 ADSs, representing 613,737 Class A common shares.
As at December 31, 2020, there were 61,392,170 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

F-5
3

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14	Share capital (continued)

Basic and diluted loss per share is calculated as follows:

	For the year ended December 31, 2018		For the year ended December 31, 2019		For the year ended December 31, 2020
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(46,606)	(19,591)	(85,502)	(24,339)	(175,650)	(26,920)	(49,425)	(7,575)
Deduct: Accretion of redeemable convertible preferred shares	(16,963)	(7,131)	—	—	—	—	—	—

Net loss attributable to common shareholders	(63,569)	(26,722)	(85,502)	(24,339)	(175,650)	(26,920)	(49,425)	(7,575)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	40,441,999	17,000,189	59,721,341	17,000,189	60,415,978	60,415,978	17,000,189	17,000,189

Basic and diluted loss per share	(1.57)	(1.57)	(1.43)	(1.43)	(2.91)	(0.45)	(2.91)	(0.45)

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14	Share capital (continued)

For the years ended December 31, 2018, 2019 and 2020, the two-class method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company. The effect of all outstanding preferred shares, share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive.

15	Related party transactions
The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

F-
55

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

15	Related party transactions (continued)

Details of related p
a
rty balances as of December 31, 2019 and 2020 are as follows:
15.1 Amounts due from related parties

		As of December 31,
		2019	2020
		RMB	RMB	US$
Shenzhen Weixunyitong Information Technology Co., Ltd.		521	—	—

Total amounts due from related parties	(iii)	521	—	—

15.2 Amounts due to related parties

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shenzhen Weixunyitong Information Technology Co., Ltd.	56	—	—

Total amounts due to related parties	56	—	—

Details of related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:
15.3 Transactions with related parties

			For the year ended December 31,
			2018	2019	2020
			RMB	RMB	RMB	US$
Services provided to:	(i	)
Shenzhen Weixunyitong Information Technology Co., Ltd.			1,002	—	—	—
Guangzhou Tianlang Network Technology Co., Ltd.			1,542	266	—	—

Total			2,544	266	—	—
Services received from:	(ii	)
Shenzhen Weixunyitong Information Technology Co., Ltd.			20,909	11,600	—	—

Office premises leased from:
Shenzhen Weixunyitong Information Technology Co., Ltd.			475	—	—	—

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

15	Related party transactions (continued)

(i)
The Company entered into an agreement with Shenzhen Weixunyitong Information Technology Co., Ltd. to provide targeted marketing services. The Company entered into an agreement with Guangzhou Tianlang Network Technology Co., Ltd. to provide certain data solutions and targeted marketing services.

(ii)	The Company entered into an agreement with Shenzhen Weixunyitong Information Technology Co., Ltd to purchase ad inventory.
(iii)	For the year ended as of December 31, 2020, the Company does not have any related party transactions.

16	Revenues
Revenues consist of the following:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Targeted Marketing	572,796	696,190	213,662	32,745

SAAS Businesses
Developer Services	60,106	93,553	173,457	26,583
Vertical Applications	81,239	116,715	84,495	12,950

Total SAAS Businesses	141,345	210,268	257,952	39,533

Total revenues	714,141	906,458	471,614	72,278

For the years ended December 31, 2019 and 2020, revenues recognized at the point in time are RMB784,442 and RMB342,542 (US$52,497), respectively. For the years ended December 31, 2019 and 2020, revenues recognized over time are RMB122,016 and RMB129,072 (US$19,781), respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

17	Other income (expenses)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Government grants	7,483	12,546	10,346	1,586
Gain on an equity investment sold (Note 7)	—	6,778	—	—
Unrealized gain on equity investments held (Note 7)	—	17,298	—	—
Impairment for long-term investments (Note 7)	—	—	(39,181)	(6,005)
Impairment for loan receivables (Note 4)	—	—	(4,500)	(690)
Income from ADR profit-sharing progra m	966	2,190	2,257	346
Others	—	—	264	41

Total	8,449	38,812	(30,814)	(4,722)

18	Short-term investments
Short-term
held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial intuitions for which the Company has the positive intent and ability to hold those securities to maturity.
For the year ended December 31, 2019 there was no short-term investment balance. Short-term investments classification as of December 31, 2020 were shown as below:

	As of December 31, 2020
	Cost or Amortized cost		Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB	USD					RMB	USD
Held-to-maturity debt investments	80,000	12,261	—	—	—	—	80,000	12,261

F-5
8

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

18	Short-term investments (continued)

Short-term investments comprise primarily of principal guaranteed structured deposits placed with financial institutions with maturities within twelve months and interest rates indexed to gold prices or USD LIBOR rates. The indexation of interest rates to gold prices or USD LIBOR rates are considered embedded derivatives that are separated from the host contract of bank structured deposits and are recorded separately in “Derivative assets” and measured at fair value in the consolidated balance sheets. The fair value of the derivatives assets is disclosed in Note 19 - Fair value measurements.
The Company accounts for its short-term investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”) and as the Company has the positive intent and ability to hold them to maturity, the short-term investments are classified as held-to-maturity
securities and stated at amortized cost less impairment
.

1 9	Fair value measurements
ASC
820-10,
Fair Value Measurements and Disclosures: Overall
, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
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

Assets and liabilities measured or disclosed at fair value
The Company measures bifurcated embedded redemption feature derivative of convertible notes at fair value on a recurring basis, which is classified within Level 3 as the fair value is measured based on risk-free interest rate, volatility, mature date, conversion price, and other factors. There are no derivative liabilities as of December 31, 2019 and 2020, respectively. For further information on the convertible notes see Note 13.
The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data. The Company had nil and RMB100 (US$15) of derivative asset as of December 31, 2019 and 2020 respectively.
The Company’s
non-financial
long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial
assets. The Company measures
non-recurring
fair value measurements as of the observable transaction dates. The fair value was evaluated based on quoted prices for similar assets or liabilities in markets that are not active. (Level 2)
For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 7). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation, redemption preferences and qualified IPO.
The Group measures certain financial assets, including equity securities accounted for at fair value using measurement alternative at fair value on a nonrecurring basis only if an impairment loss were to be recognized.

F-
60

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1 9	Fair value measurements (continued)

For the year ended December 31, 2019, assets measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2019 using
	Total Fair Value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurement — Non-Recurring:
Equity investments accounted for at fair value using the alternative measurement	31,375	—	—	31,375	17,298

Total assets and liabilities measured at fair value	31,375	—	—	31,375	17,298

F-6
1

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1 9	Fair value measurements (continued)

For the year ended December 31, 2020, assets measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2020 using
	Total Fair Value at December 31, 2020	Total Fair Value at December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurements on a Recurring basis
Derivative assets	100	15	—	100	—	—
Fair value measurement — Non-Recurring:			—	—	—	—
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	—	(38,739)
Property and equipment, net (ii)	4,505	690	—	4,505		(10,952)

Total assets and liabilities measured at fair value	4,605	705	—	4,605	—	(49,691)

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1 9	Fair value measurements (continued)

(i)
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value. The Company recognized impairment charges of long-term investments during the year ended December 31, 2020.

(ii)
The property and equipment impairment loss was a result of the “Going -Cloud” project undertaken, and was included in the consolidated statement of comprehensive income for the year ended December, 2020. The Company’s “Going-Cloud” project is a transition to use cloud based servers for a portion of our infrastructure needs, whereas the Company completely operated and maintained self-owned servers previously.

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2018, 2019 and 2020.
F-6
3

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
Amounts of net assets restricted include
paid-in
capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB856,141 and RMB 616,559

(US$94,492) as of December 31, 2019 and 2020, respectively.

F-6
4

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2 1	Condensed financial information of the parent company
Basis of presentation
For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323,
 Investments—Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Long-term investments” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIE” on the condensed statements of comprehensive loss.
The subsidiaries did not pay any dividends to the Company for the periods presented.
The Company does not have significant commitments or long-term obligations as of the period end other than those presented.
The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-6
5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	114,489	92,123	14,118
Due from the entities within the Group	7,198	6,930	1,062
Prepayments and other current assets	2,528	2,511	385

Total current assets	124,215	101,564	15,565

Non-current assets:
Long-term investments	668,049	494,394	75,769
Intangible assets, net	62	28	4

Total non-current assets	668,111	494,422	75,773

Total assets	792,326	595,986	91,338

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	1,439	2,018	309
Due to the entities within the Group	44,918	42,012	6,439
Convertible notes	—	225,229	34,518

Total current liabilities	46,357	269,259	41,266

Non-current liabilities:
Deferred revenue - non-current	8,150	5,488	841
Convertible notes	230,031	—	—

Total non-current liabilities	238,181	5,488	841

Total liabilities	284,538	274,747	42,107

F-6
6

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Condensed financial information of the parent company (continued)

Condensed Balance Sheets (continued)

	As of December 31
	2019	2020
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2019 and 2020; 4,920,000,000 shares authorized as of December 31, 2019 and 2020, 60,106,037 shares and 61,392,170 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	37	37	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2019 and 2020; 30,000,000 shares authorized as of December 31, 2019 and 2020, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2019 and 2020)	11	11	1
Treasury shares (81,930 and 0 class A common shares as of December 31, 2019 and 2020, respectively)	(1,999)	—	—
Additional paid-in capita l	956,735	988,812	151,542
Accumulated deficit	(453,359)	(678,434)	(103,975)
Accumulated other comprehensive income	6,363	10,813	1,657
Total shareholders’ equity	507,788	321,239	49,233

Total liabilities and shareholders’ equity	792,326	595,986	91,338

F-
6
7

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of Revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
Research and development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(11,941)	(14,389)	(15,938)	(2,443)
Share of losses of subsidiaries and VIE	(72,750)	(93,328)	(193,109)	(29,595)

Total operating expenses	(84,691)	(107,717)	(209,047)	(32,038)

Loss from operations	(84,691)	(107,717)	(209,047)	(32,038)

Foreign exchange loss, ne t	(186)	—	6	1
Interest income	3,013	2,754	544	85
Interest expense	(6,599)	(10,178)	(10,654)	(1,633)
Other income (loss)	964	5,300	(5,924)	(908)
Change in fair value of derivative liability	21,302	—	—	—

Loss before income taxes	(66,197)	(109,841)	(225,075)	(34,493)
Income tax expenses	—	—	—	—

Net loss	(66,197)	(109,841)	(225,075)	(34,493)

Accretion of contingently redeemable convertible preferred shares	(24,094)	—	—	—

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss (continued)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net loss attributable to common share holders	(90,291)	(109,841)	(225,075)	(34,493)

Other comprehensive income (loss)
Foreign currency translation adjustment s	11,688	(2,037)	4,450	682

Total other comprehensive income (loss), net of tax	11,688	(2,037)	4,450	682

Comprehensive loss	(54,509)	(111,878)	(220,625)	(33,811)

Condensed Statements of Cash Flows

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	16,052	15,273	(17,412)	(2,669)
Net cash used in investing activities	(535,995)	(95,412)	(6,525)	(1,000)
Net cash provided by/ (used in) financing activities	614,884	(33,845)	5,257	806
Effect of exchange rate changes	24,866	(9,763)	(3,686)	(565)

Net increase/ (decrease) in cash and cash equivalents	119,807	(123,747)	(22,366)	(3,428)

Cash and cash equivalents at the beginning of year	118,429	238,236	114,489	17,546

Cash and cash equivalents at the end of year	238,236	114,489	92,123	14,118

F-
6
9