Form 20-F
period 2021-12-31
Aurora Mobile Ltd
filed 2022-04-14
CIK 1737339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file num
ber:
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
As of December 31, 2021, there were 79,036,462 common shares outstanding, par value of US$0.0001 per share, being the sum of 62,036,273 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.
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
20-F
to:

•	“ADSs” are to our American depositary shares, every three of which represent two Class A common shares;

•	“Aurora” are to Aurora Mobile Limited;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A common shares” are to our Class A common shares of par value US$0.0001 per share;

•	“Class B common shares” are to our Class B common shares of par value US$0.0001 per share;

•	“common shares” are to our common shares, par value US$0.0001 per share;

•	“cumulative app installations” as of a certain date are to the cumulative number of apps that have installed one or more of the SDKs offered as part of our developer services as of the same date;

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

•	“our SAAS Businesses” are to our developer services and vertical applications;

•	“our VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu;

•	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SAAS” are to Software-as-a-Service;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•
“we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also include our VIE in China and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
Our Holding Company Structure and Contractual Arrangements with Our VIE
Aurora Mobile Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in its variable interest entity, or VIE. We conduct our operations in China primarily through our PRC subsidiary and our VIE. PRC laws and regulations restrict and impose conditions on foreign investment in businesses providing certain value-added telecommunications services in China. Accordingly, we operate these businesses in China through our VIE. Investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. As used in this annual report, “Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries, and, when describing our operations and consolidated financial information, also includes our VIE and its subsidiaries in China. We refer to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, as “our VIE”, and to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush, as “our WFOE” in this annual report. Investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
We, through our WFOE, have entered into a series of contractual arrangements with our VIE and the nominee shareholders of our VIE. These contractual arrangements enable us to: (i) exercise effective control over our VIE; (ii) receive the economic benefits that could potentially be significant to our VIE in consideration for the services provided by our WFOE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our VIE and hence consolidate its financial results with ours under U.S. GAAP. In 2019, 2020 and 2021, we derived 98.6%, 97.7% and 95.0% of our external revenues from our VIE, respectively.
These contractual agreements include exclusive option agreements, exclusive business cooperation agreement, financial support agreement, shareholder voting proxy agreement and equity interest pledge agreements. Pursuant to the exclusive option agreements, each shareholder of our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in our VIE, and our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide our VIE comprehensive business support, technical services, consulting services and other services. Pursuant to the financial support agreement, we undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, whether or not any operational loss is actually incurred by our VIE. Each of the shareholders of our VIE has also executed a shareholder voting proxy agreement to irrevocably authorize our company to act as his attorney-in-fact to
exercise all of his rights as a shareholder of our VIE. Pursuant to the equity interest pledge agreements, the shareholders of our VIE have pledged 100% equity interests in our VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, as well as the performance by our VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements. For a summary of the material provisions of the contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us,” “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law.”
Our corporate structure is subject to risks associated with our contractual arrangements with our VIE. If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
In addition, our VIE is owned principally by Mr. Weidong Luo, who hold 80% of our VIE. Mr. Luo also has 76. 4% of the total voting power of Aurora. Accordingly, the enforceability of the various contracts described above by our company against our VIE is dependent upon Mr. Luo. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that give us effective control over our VIE. If this happens, we would need to deconsolidate our VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by our VIE. A significant part of our revenues is generated by our VIE. An event that results in the deconsolidation of our VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as determined by the announcement of the PCAOB issued on December 16, 2021. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations
We conduct our business in China through our subsidiaries and our VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, and except otherwise disclosed in this annual report, our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our VIE in China, including, among others, two value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. Our VIE may also be required to obtain the personal credit reporting business license. The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Under the Administrative Regulations on the Credit Reporting Industry and the Administrative Measures for Credit Reporting Agencies, the latter of which was promulgated by the People’s Bank of China and became effective in 2013, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the PBOC pursuant to the Credit Information Services Measures. Our VIE provides financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether our VIE would be deemed to engage in personal credit reporting business because of our financial risk management solutions. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to personal credit reporting business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Credit Reporting.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Furthermore, except as disclosed in this annual report, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and (ii) have not received or were denied such requisite permissions by any PRC authority. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 28, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review, or Cybersecurity Review Measures, which replaced the current Measures for Cybersecurity Review after it was adopted and became effective on February 15, 2022. The Cybersecurity Review Measures, among others, stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. The Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot assure you the clear impact of the Cybersecurity Review Measures, or the authorities would hold the same opinions with us regarding the newly-effective laws, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
Under Cybersecurity Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Personal Information Protection.” In addition, the Cybersecurity Review Measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. Furthermore, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.
On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.
In addition to the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings, our VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the Ministry of Industry and Information Technology, or MIIT, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain government approvals and licenses for relevant telecommunications business. Our VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. As such, under the current PRC regulatory scheme, our VIE may be required to obtain a foreign-related investigation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

Cash Flows through Our Organization
Aurora is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and our VIE. As a result, Aurora’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE is required to set aside at least 10% of its after-tax profits
each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits
based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits
based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. The net liabilities of our VIE, in which we have no legal ownership, amounted to RMB81 million, RMB240 million and RMB326 million (US$51 million) as of December 31, 2019, 2020 and 2021, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and VIE, to Aurora and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.”
Our subsidiaries and our VIE conduct business transactions that include provision of services and intercompany loans, and collection of employee’s individual income tax from the exercise of share options, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our subsidiaries and our VIE are summarized below:

	For the year ended December 31,
	2019	2020	2021

	(RMB in thousands)
Loans from a subsidiary, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	197,943	—	80,000
Repayment of loans and interests by the VIE to a subsidiary, JPush Information Consulting (Shenzhen) Co., Ltd.	—	156,124	56,341
Employee’s individual income tax from the exercise of share options from a subsidiary, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	5,133	878	2,630
With respect to intercompany loans, our VIE received cash from our subsidiary amounted to RMB197.9 million, nil and RMB80.0 million (US$12.6 million) for the year ended December 31, 2019, 2020 and 2021, respectively, and repaid cash to our subsidiary amounted to nil, RMB156.1 million and RMB56.3 million (US$8.8 million) for the year ended December 31, 2019, 2020 and 2021, respectively. With respect to the collection of employee’s individual income tax from the exercise of share options, our VIE received cash from our subsidiary amounted to RMB5.1 million, RMB0.9 million and RMB2.6 million (US$0.4 million) for the year ended December 31, 2019, 2020 and 2021, respectively, which were then remitted to local tax authorities on behalf of our employees.

Aurora has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
Financial Information Related to Our VIE, Parent and Its Subsidiaries
The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the consolidated VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2019, 2020 and 2021.
Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	351,243	116,306	(110,227)	357,322
Loss from subsidiaries and VIE	(117,029)	—	—	117,029	—
Net loss	(140,584)	(100,782)	(16,247)	117,029	(140,584)

	For the year ended December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	465,066	103,435	(96,887)	471,614
Loss from subsidiaries and VIE	(193,109)	—	—	193,109	—
Net loss	(225,075)	(173,865)	(19,244)	193,109	(225,075)

	For the year ended December 31, 2019
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	900,454	100,484	(94,480)	906,458
Loss from subsidiaries and VIE	(93,328)	—	—	93,328	—
Net (loss)/income	(109,841)	(95,829)	2,501	93,328	(109,841)
Selected Condensed Consolidating Schedule of Financial Position

	As of December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	6,724	55,946	27,882	—	90,552
Restricted cash	5,998	158,032	—	—	164,030
Total current assets	32,896	394,640	446,052	(492,452)	381,136

Investments in subsidiaries	349,501	—	1,622,191	(1,971,692)	—
Total non-current assets	401,447	144,382	1,917,264	(2,248,692)	214,401

Total assets	434,343	539,022	2,363,316	(2,741,144)	595,537

Total liabilities	218,900	865,202	60,174	(764,182)	380,094

Total equity	215,443	(326,180)	2,303,142	(1,976,962)	215,443

Total liabilities and equity	434,343	539,022	2,363,316	(2,741,144)	595,537

	As of December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	92,123	115,713	148,279	—	356,115
Restricted cash	—	115	—	—	115
Total current assets	101,564	296,573	425,555	(293,463)	530,229

Investments in subsidiaries	439,276	—	1,660,152	(2,099,428)	—
Total non-current assets	494,422	173,546	1,985,658	(2,396,428)	257,198

Total assets	595,986	470,119	2,411,213	(2,689,891)	787,427

Total liabilities	274,747	709,702	68,218	(586,479)	466,188

Total equity	321,239	(239,583)	2,342,995	(2,103,412)	321,239

Total liabilities and equity	595,986	470,119	2,411,213	(2,689,891)	787,427

Selected Condensed Consolidating Schedules of Cash Flows

	For the year ended December 31, 2021
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/ provided by operating activities	(24,383)	68,336	(120,603)	—	(76,650)
Net cash (used in)/ provided by investing activities	(4,859)	(186)	1,487	30,000	26,442
Net cash provided by / (used in) financing activities	(54,520)	30,000	—	(30,000)	(54,520)
Effect of exchange rate fluctuation on cash and cash equivalents	4,361	—	(1,281)	—	3,080
Net change in cash	(79,401)	98,150	(120,397)	—	(101,648)
Opening cash balance	92,123	115,828	148,279	—	356,230
Ending cash balance	12,722	213,978	27,882	—	254,582

	For the year ended December 31, 2020
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/ provided by operating activities	(17,412)	168,971	(75,749)	—	75,810
Net cash (used in)/ provided by investing activities	(6,525)	(108,450)	121,742	(151,182)	(144,415)
Net cash provided by / (used in) financing activities	5,257	(156,124)	—	151,182	315
Effect of exchange rate fluctuation on cash and cash equivalents	(3,686)	—	(3,368)	—	(7,054)
Net change in cash	(22,366)	(95,603)	42,625	—	(75,344)
Opening cash balance	114,489	211,429	105,656	—	431,574
Ending cash balance	92,123	115,828	148,279	—	356,230

	For the year ended December 31, 2019
	Parent	VIE	Subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	15,273	16,059	(57,090)	—	(25,758)
Net cash used in investing activities	(95,412)	(34,451)	(294,921)	335,818	(88,966)
Net cash (used in)/provided by financing activities	(33,845)	197,943	137,837	(335,818)	(33,883)
Effect of exchange rate fluctuation on cash and cash equivalents	(9,763)	—	13,267	—	3,504
Net change in cash	(123,747)	179,551	(200,907)	—	(145,103)
Opening cash balance	238,236	31,878	306,563	—	576,677
Ending cash balance	114,489	211,429	105,656	—	431,574
A.
Selected Financial Data
The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021 and selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of operations data for the year ended December 31, 2017 and 2018, the selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated cash flows data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues	284,709	714,141	906,458	471,614	357,322	56,072
Cost of revenues (1)	(213,370)	(517,074)	(649,596)	(265,436)	(92,393)	(14,498)

Gross profit	71,339	197,067	256,862	206,178	264,929	41,574
Operating expenses: (1)
Research and development expenses	(71,651)	(134,358)	(176,248)	(174,597)	(206,722)	(32,439)
Sales and marketing expenses	(59,673)	(83,853)	(118,548)	(102,319)	(116,415)	(18,268)
General and administrative expenses	(32,431)	(71,641)	(109,291)	(119,087)	(79,922)	(12,542)

Total operating expenses	(163,755)	(289,852)	(404,087)	(396,003)	(403,059)	(63,249)
Loss from operations	(92,416)	(92,785)	(147,225)	(189,825)	(138,130)	(21,675)
Loss before income taxes	(94,271)	(66,167)	(109,679)	(224,989)	(140,552)	(22,055)

Net loss	(90,291)	(66,197)	(109,841)	(225,075)	(140,584)	(22,060)

Net loss attributable to Aurora Mobile Limited’s shareholders	(90,291)	(66,197)	(109,841)	(225,075)	(140,584)	(22,060)

Accretion of contingently redeemable convertible preferred shares	(26,391)	(24,094)	—	—	—	—

Net loss attributable to common shareholders	(116,682)	(90,291)	(109,841)	(225,075)	(140,584)	(22,060)

Net loss per common share:
Basic and diluted	(2.73)	(1.57)	(1.43)	(2.91)	(1.78)	(0.28)
Weighted average number of shares used in calculating basic and diluted loss per common share:
Common shares — Basic and diluted	42,666,670	—	—	—	—	—
Class A common share — Basic and diluted	—	40,441,999	59,721,341	60,415,978	61,809,501	61,809,501
Class B common share — Basic and diluted	—	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189

Notes:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
Cost of revenue	—	—	73	4	41	6
Research and development expenses	1,408	9,448	12,819	7,176	13,801	2,166
Sales and marketing expenses	944	3,347	6,040	3,965	2,609	409
General and administrative expenses	5,923	11,766	28,352	17,713	13,761	2,160

Total	8,275	24,561	47,284	28,858	30,212	4,741

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	208,161	576,562	431,459	356,115	90,552	14,210
Accounts receivable, net	49,594	141,911	135,417	44,886	43,860	6,883
Prepayments and other current assets	34,228	80,578	86,087	49,013	46,670	7,323
Total assets	359,450	992,068	939,923	787,427	595,537	93,453

Accounts payable	8,340	18,811	19,996	16,592	18,292	2,870
Deferred revenue and customer deposits	49,557	59,483	77,561	109,182	119,991	18,829
Accrued liabilities and other current liabilities	52,639	76,666	96,277	109,136	85,305	13,388
Total liabilities	117,197	390,408	432,135	466,188	380,094	59,645

Total mezzanine equity	466,637	—	—	—	—	—
Total shareholders’ deficit	(224,384)	601,660	507,788	321,239	215,443	33,808
Total liabilities, mezzanine equity and equity	359,450	992,068	939,923	787,427	595,537	93,453

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(75,532)	(97,925)	(25,758)	75,810	(76,650)	(12,027)
Net cash (used in)/provided investing activities	(28,644)	(139,206)	(88,966)	(144,415)	26,442	4,150
Net cash provided by/(used in) financing activities	217,446	614,884	(33,883)	315	(54,520)	(8,556)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(8,282)	(9,352)	3,504	(7,054)	3,080	483
Net increase/(decrease) in cash and cash equivalents and restricted cash	104,988	368,401	(145,103)	(75,344)	(101,648)	(15,950)
Cash and cash equivalents and restricted cash at the beginning of year	103,288	208,276	576,677	431,574	356,230	55,900
Cash and cash equivalents and restricted cash at the end of year	208,276	576,677	431,574	356,230	254,582	39,950
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors
Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and our VIE face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Related to Our Business and Industry
We and our VIE are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth;

•	We have incurred net losses in the past, which we may continue to experience in the future;

•
If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer;

•	If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected;

•	If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed;

•
Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects;

•	Our business depends on strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers;

•	If we fail to keep up with rapid changes in technologies, our future success may be adversely affected; and

•	We may not be able to compete successfully with our current or future competitors.
Risks Related to Our Corporate Structure
We and our VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•
Aurora is a Cayman Islands holding company with no equity ownership in our VIE, and we conduct our operations in China primarily through (i) our PRC subsidiary and (ii) our VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and our VIE could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, our PRC subsidiary, our VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements without VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole;

•
We rely on contractual arrangements with our VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership. we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE;

•
Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law; and

•
The shareholders of our VIE may have potential conflicts of interest with Aurora, which may materially and adversely affect our business and financial condition. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China
We and our VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs;

•
We and our VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations;

•
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority;

•
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs
We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

•
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves;

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

•
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial; and

•	The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price.
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
We have incurred net losses since our inception, including loss from operations of RMB147.2 million, RMB189.8 million and RMB138.1 million (US$21.7 million) for the years ended December 31, 2019, 2020 and 2021, and net losses of RMB109.8 million, RMB225.1 million, and RMB140.6 million (US$22.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Our and our VIE’s business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions, developer services, and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer and disclosure of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data privacy and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data privacy and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations on Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with
our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.
While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.
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
Data Processing Platform—Data Security.”
Given the nature of our business as an internet services provider to developers, we face the challenge of protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees. Any security breach and data decryption, including those resulting from a cybersecurity attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of the information that we gain access to and store, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities.
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
In addition, the PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. For instance:

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, and the potential further enactment of laws and regulations by the PRC regulatory bodies may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations.
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
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how
and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2021, within China, we had 59 patent applications pending and 20 patents registered. We own 92 computer software copyrights, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 37 trademark applications and have maintained 55 trademark registrations and 4 artwork copyrights in China. We also registered 22 domain names, including
www.jiguang.cn
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
Our use of open-source technology could impose limitations on our ability to develop our products and platform.
We use open-source software in our applications and platform and expect to continue to use open-source software in the future. Although we monitor our use of open-source software to avoid subjecting our applications and platform to conditions we do not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open-source license, including by demanding release of the open-source software, derivative works, or our proprietary source code that was developed using such software. These allegations could also result in litigation. The terms of many open-source licenses have not been interpreted by U.S. courts or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to develop our applications and technology and further commercialize our products and platform. In such an event, we could be required to seek licenses from third parties to continue applying our applications, to make our proprietary code generally available in source code form, to re-engineer
our applications or to discontinue the offering of our service if re-engineering
could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. In addition to risks related to license requirements, our use of certain open-source software may lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

We may also be required to obtain the personal credit reporting business license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Credit Reporting.” The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the PBOC pursuant to the Credit Information Services Measures. We provide financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our financial risk management solutions. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our financial risk management solutions. Our business may also subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.
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
We may seek to acquire, or make investment in additional businesses, products or technologies in both domestic and overseas markets. For example, we acquired a majority equity interest of Wuhan SendCloud Technology Co., Ltd., or SendCloud, in March 2022 for a total cash consideration of RMB34.5 million (US$5.4 million). We also acquired the MLINK as an intangible asset, from Shanghai Liehong Information Technology Limited Company in March 2019 for a total consideration of RMB8.0 million (US$1.2 million). However, we have limited experience in acquiring, investing in and integrating businesses, products and technologies. If we identify an appropriate candidate for acquisition or investment, we may not be successful in negotiating the terms and/or financing of the transaction, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

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
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going
basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.
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
We adopted a stock incentive plan in July 2014, or the 2014 Plan, a stock incentive plan in March 2017, or the 2017 Plan and a stock incentive plan in December 2021, or the 2021 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. Under the 2021 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 common shares. In 2019, 2020 and 2021, we recorded RMB47.3 million, RMB28.9 million and RMB30.2 million (US$4.7 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. Customer demand has gradually recovered since the second quarter of 2020, and our business and financial condition have seen sequential growth for the second half of 2020. We cannot guarantee you that the
COVID-19
pandemic will not further escalate or have a material adverse effect on our results of operations, especially our financial condition, our cash flows or our prospects. Recently, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including varying levels of travel restrictions and stay-at-home
orders. In March 2022, due to the spread of
COVID-19
in China, Chinese government imposed lockdown in certain cities and districts, including Shanghai. In addition, the highly-transmissible Delta and Omicron variants of
COVID-19
have caused authorities in various countries and regions to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding
COVID-19,
including the existing and new variants of
COVID-19,
the duration and severity of
COVID-19,
the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of
COVID-19
vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations have been adversely affected, and could be further affected, to the extent that the
COVID-19
or any other epidemic harms the Chinese and global economy in general. Potential impacts include, but are not limited to, the following:

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
Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors, with a few exceptions, are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.
Aurora is a Cayman Islands exempted company and our PRC subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in China. As a result, our variable interest entity in PRC, namely Hexun Huagu, holds value-added telecommunications business operation licenses as a value-added telecommunications service provider. We entered into a series of contractual arrangements with Hexun Huagu, or our VIE, and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP. In 2019, 2020 and 2021, we derived 98.6%, 97.7% and 95.0% of our external revenues from our VIE, respectively.
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
However, Aurora is a Cayman Islands holding company with no equity ownership in our VIE and we conduct our operations in China through (i) our PRC subsidiary and (ii) our VIE with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and our VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a group.
There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and our VIE’s business, or the enforcement and performance of our contractual arrangements with our VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and our VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and our VIE’s business and our reputation.

Although we believe we, our PRC subsidiary and our VIE are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with
or violations of PRC laws and regulations. If the PRC government determines that we or our VIE do not comply with applicable law, it could revoke our VIE’s business and operating licenses, require our VIE to discontinue or restrict our VIE’s operations, restrict our VIE’ right to collect revenues, block our VIE’s websites, require our VIE to restructure our operations, impose additional conditions or requirements with which our VIE may not be able to comply, impose restrictions on our VIE’s business operations or on their customers, or take other regulatory or enforcement actions against our VIE that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our VIE’ business operations or restrict our VIE from conducting a substantial portion of their business operations, which could materially and adversely affect our VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our VIE, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.
However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Archives Rules were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.
In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.
If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
Our business may be significantly affected by the newly enacted PRC Foreign Investment Law
On March 15, 2019, the National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the PRC Foreign Investment Law adds a catch-all
clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. The most updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear as to whether the aforesaid provisions will apply to the companies adopting contractual arrangements. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.
We rely on contractual arrangements with our VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership.
Our VIE contributed 99.3%, 98.6% and 95.2% of our consolidated total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct our VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

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
Risks Related to Doing Business in China
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and our VIE’s operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on December 28, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures, which came into effect on February 15, 2022, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, the governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.
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

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.
In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.
In April 2021, the State Administration for Market Regulation (the “SAMR”), together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.
In October 2021, the Standing Committee of the NPC issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, transacting parties may be subject to a higher regulatory requirement in completing an acquisition transaction.
Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
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
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to, the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our significant business partners;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	any share repurchase program;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	regulatory developments affecting us or our industry;

•	potential litigation or regulatory investigations; and

•	general economic or political conditions in China or elsewhere in the world.
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
In November 2018, our board of directors authorized the repurchase of up to US$10 million of the ADSs or our common shares. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. As of December 31, 2021, we repurchased approximately US$5.9 million of the ADSs under the share repurchase program.
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
We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are, on a poll, entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares or the voting power attached to such Class B common shares through a voting proxy or otherwise by a holder thereof to any person or entity that is not an affiliate of such holder, or the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of a holder of Class B common shares that is an entity to any person that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 107,000 ADSs) and 17,000,189 Class B common shares, which represent 76.4% of our total voting power, as of February 28, 2022. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.
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
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 28, 2022, we had 79,051,708 common shares outstanding, comprising of (i) 62,051,519 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 32,461,713 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares issued and outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021.
There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years , however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs or Class A common shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive,
or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or Class A common shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. shareholders hold our ADSs or Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. shareholders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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
Overview
We are a leading developer service platform in China. Through our developer services, we reached approximately 1.44 billion monthly active unique mobile devices, accounting for approximately 90% of mobile device coverage in China, in December 2021. From these mobile devices, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “Trusted Brand of Digital Services in 2021” from the China Association of Communication Enterprises, “the 2021 Leading SaaS Enterprise in China’s Software and Information Service Industry” from the Information Observation Network, “Best Social Marketing Case Study in Finance” and the “Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019, the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research, the “2017 Best Technology Company Award” from CCTV-Securities News Channel and have been recognized as the “2016 Most Influential Big Data Service Provider” from 36Kr, a well-known technology news platform in China, for our targeted marketing, AAA Credit Unit of Chinese Enterprise Credit Evaluation.

We provide a comprehensive suite of services to mobile app developers in China. Our developer services easily integrate with all types of mobile apps and provide core in-app
functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click
verification, and other service under JG Alliance. Our services had been used by approximately 648,186 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2021. We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,452,000 as of December 31, 2019 to over 1,698,000 as of December 31, 2020 and further to over 1,807,000 as of December 31, 2021.
Since our inception through December 31, 2021, we have accumulated data from over 57.9 billion installations of our software development kits (SDKs) as part of our developer services.
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
We have built a robust technology infrastructure to support the usage of SAAS Businesses and the legacy targeted marketing throughout China on a real-time basis. We have developed a proprietary network of over 9,100 servers, including cloud servers, strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our
Software-as-a-service
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
experience.
Our developer services had been used by a cumulative number of approximately 648,186 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2021. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,452,000 as of December 31, 2019 to over 1,698,000 as of December 31, 2020 and further to over 1,807,000 as of December 31, 2021. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received “Best SaaS Service of the Year” and “User Recommended SaaS Products of the Year” from the sixth SaaS Application Conference in 2021, and Data Security Governance certification from China Academy of Information and Communications Technology, or CAICT, and our JPush has received the product compatibility certifications for Galaxy Kirin and China Standard Kirin and has passed CAICT’s SDK security test and evaluation in 2021, and our JUMS has received the “2021 China SaaS Excellent Product Award” at the “Insights 2022–China Enterprise Service Annual Conference” and has been tested by CAICT to be compliant with the standards of the 5G Messaging Platform’s Functional Completeness Test, and our JMessage has passed CAICT’s SDK security test and evaluation in 2021, and have received “2018 Best Big Data Application Award” from China Electronic Commerce Committee and the “2018 Annual Global Award for Outstanding Achievement On Big Data Application Platform” from iiMedia Research in 2018, and have been recognized as the “2018 Brilliant Business Partner on Tencent Social Network KA Service” by Tencent and as “2018 Top 20
Fin-Tech
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
in-depth
customized statistical reports.

Leveraging our technology infrastructure built upon a network of over 9,100 servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 9.9 billion messages to various app end users on an average daily basis in the three months ended December 31, 2021.
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
JUMS—Unified Messages System
Our JUMS integrates nine major messaging channels to one platform at no additional cost. JUMS supports various push notification models and provides reports on push notification statistics, message history, user reach analysis and other insights. By integrating operational metrics of various channels and analyzing conversion rates, JUMS helps businesses better understand their targeted markets and users, and plan accordingly to execute on operational and marketing initiatives. In August 2021, JUMS completed all tests required by the China Telecommunication Technology Labs, or CTTL in terms of system functions, push notification methods and performance, reflecting the full compatibility and compliance of its 5G messaging capabilities.

We provide free public cloud version of JUMS. For users with higher requirements for multi-channel push notifications and user management, they can upgrade to the premium version of JUMS and enjoy unlimited channel management, higher call frequency limits, message callbacks, blacklists and whitelists preferences and other exclusive premium services.
JG VaaS - Video as a Service
Our JG VaaS provides extensive and high-quality short video resources. For apps without the short video feature, APP users can install JG VaaS SDK to allow their users to enjoy short video in both horizontal and vertical formats instantly; for APPs with video service capabilities but are lack of high-quality video contents, APP users can connect to JG VaaS API to access the video resources. Through JG VaaS, APP users can receive personalized video recommendations on a timely basis as all the video contents provided by JG VaaS are tailored to the user profiles. APP developers can also build customized video channels according to its target users base, enabling developers to effectively incentivize users’ interest, optimize user experience, and increase users’ average daily time spent and stickiness.
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
Private Cloud-based Developer Services
While most of our developer services are provided through public-cloud servers, we also provide fee-based
private cloud-based developer services. Our private cloud-based packages are designed to provide customizable services to app developers who want a more controlled software environment and more comprehensive technology and customer support. Currently, we offer a private cloud-based service option to our JPush, JSMS, JVerification and JUMS customers. We charge a fee for the private cloud-based packages on a project basis and a monthly fee for the ongoing maintenance of the private cloud.
Others
We seek to develop more innovative services to meet the evolving demand of app developers. For example, we have customized our push notification services customers:

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

•
Volume—massive and ever-growing data pool
. We had accumulated data from over 57.9 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2021. In December 2021, we generated data from approximately 1.44 billion monthly active unique mobile devices, which account for approximately 90% of mobile device coverage in China.

•
Variety—multi-dimensional data
. Our services had been used by a cumulative number of approximately 648,186 developers representing over 1.8 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2021. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

•
Velocity—data timeliness
. We access and process a large volume of data in real time. In December 2021, we captured data from 2.5 billion monthly active SDKs and 71 billion geographic location data records. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

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
We have received numerous awards for our innovative vertical applications, including the “2021 Leading SaaS Enterprise in China’s Software and Information Service Industry” from the Information Observation Network, the “2021 China SAAS Excellent Product” at the “Insights 2022–China Enterprise Service Annual Conference”, the 2020 Pingwest’s “SAAS Platform Most Trusted by Developers”, “2019 -2020 Best SAAS Businesses of China SAAS Application Conference”, “2019-2020 Most Valuable SAAS Service Provider”, “2018 Big Data Application Award” from China
E-commerce
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
Financial Risk Management
Financial risk management solutions help our customers better assess and control their credit and fraud risk exposure, facilitating enterprise risk management and innovative decision-making. Our target customers for financial risk management solutions include financial institutions such as banks and insurance companies, as well as emerging financial technology companies. We provide three types of financial risk management solutions to help our customers make pre-lending
decisions: anti-fraud risk features, and blacklist.
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
Location-based Intelligence (iZone and iAudience)
Our location-based intelligence solutions track foot traffic, providing insights through real-time simulations that are generated based on carefully gauged sample data, helping our customers make smarter and more impactful operational decisions. To provide location-based intelligence solutions, we first build “geofences,” virtual perimeters established around a real-world targeted location, such as car dealerships, shopping malls, tourism sites and neighborhoods. After the geofences are established, we process and analyze the location-based data within the “geofences” in an aggregated and anonymized fashion in order to quantify the impact of specific business decisions by tracking changes in foot traffic. JG iAudience is a user labeling solution that leverages massive information accumulated via mobile terminals to build a multi-dimensional, accurate and complete user profiling system. iAudience helps businesses to precisely target different customer demographics, develop personalized operational strategies, improve service quality and facilitate real-time decision-making process that drives business growth. Our target customers for location-based intelligence solutions include retailers and those from other traditional brick-and-mortar
industries, such as auto dealerships, real estate developers and shopping malls. We intend to further broaden the customer base of our location-based intelligence solutions and expand into other industry verticals.

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
We have received numerous awards for our targeted marketing, including the “Trusted Brand of Digital Services in 2021” from the China Association of Communication Enterprises, the “Best Social Marketing Case Study in Finance” and the “Best Big Data Marketing Case Study in Gaming” from Phoenix ADX Festival 2019.
Throughout 2020, we were strategically winding down our targeted marketing business to focus on SAAS Businesses, and exited the targeted marketing business by the end of 2020. Starting from January 2021, we only operate and generate revenue from SAAS Businesses.
Technology Infrastructure
We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses and targeted marketing throughout China on a real-time basis. In total, we manage over 9,100 servers, including cloud servers. We have strategically selected our data center locations in China. These six data centers are located in five cities in China, including Guangzhou, Beijing, Wuxi, Xiamen and Shenzhen, to ensure broad network coverage and minimize disruptions in our services. We also utilize cloud servers provided by industry leading third-party cloud service providers.

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
Research and Development
We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications and targeted marketing customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB176.2 million, RMB174.6 million and RMB206.7 million (US$32.4 million) of research and development expenses in 2019, 2020 and 2021, respectively.
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
Our Customers
We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2019, 2020 and 2021, we had 3,456, 3,521 and 3,516 customers who purchased our SAAS Businesses and targeted marketing within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for
SAAS Businesses and targeted marketing during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2019, 2020 and 2021.
Customers of SAAS Businesses.
Our paying customers for SAAS Businesses increased from 2,676 in 2019 to 3,323 in 2020 and further to 3,516 in 2021. The following describes our customer base for each of our SAAS Businesses:

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

•
Location-based intelligence
(“
iZone
”). Our customers for our location-based intelligence solutions primarily include retailers such as automobile dealers and those from other traditional brick-and-mortar
industries ranging from real estate developers to shopping malls.

Customers of targeted marketing
. Our targeted marketing customers include companies across multiple industries, including financial institutions, media and entertainment app publishers, online game companies and
e-commerce
platforms. We strategically wind down the targeted marketing business and completely exit from this business in 2021.
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
Marketing
We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

•
Collaboration with media partners
. We have established collaboration selectively with traditional and online media partners, published 75 corporate releases and product releases on media and also issued 51 data reports in 2021.

•
Offline events
. We host and participate in various events, such as seven industry conferences and six developer and industry salons in 2021, to develop and maintain relationships with industry participants and app developers.

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
Our intellectual property rights are critical to our business. As of December 31, 2021, we have 59 patent applications pending in China and own 92 computer software copyrights in China, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 37 trademark applications and maintained 55 trademark registrations and 4 artwork copyrights in China. We have also registered 22 domain names, including
jiguang.cn
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
Regulations on M&A Rules and Overseas Listings
In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.
However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.
The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement
and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.
On December 24, 2021, the China Securities Regulatory Commission and relevant departments of the State Council published the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markers. The Draft Rules Regarding Overseas Listing, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. After completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) a reporting obligation in respect of a material event which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for share exchanges where by the issuer issues securities to acquire assets, and (iv) a reporting obligation for material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of Domestic Companies, Domestic Companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic Companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.
However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Archives Rules were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas
Regulations on Foreign Investment
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

The Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List (2021 Version), which became effective on January 1, 2022. The Negative List (2021 Version) requires that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear as to whether the aforesaid provisions will apply to the companies adopting contractual arrangements.
In December 2020, the National Development and Reform Commission and Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The National Development and Reform Commission and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2021 Version). We conduct business operations that are restricted for foreign investment through our VIE.
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

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, and February 6, 2016, respectively, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that except as otherwise provided by the MIIT, a foreign investor is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when a company invested by such foreign investor applies for the value-added telecommunications business operation license from the MIIT. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.
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
Pursuant to the Negative List (2021 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2021 Version), any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the National Development and Reform Commission addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding
e-commerce,
domestic multi-party communications,
store-and-forward
and call center services). Nonetheless, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.
To comply with such foreign ownership restrictions, we operate our businesses in China through Hexun Huagu which is owned by PRC citizens. Hexun Huagu is controlled by the WFOE, our wholly-owned subsidiary, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure.” Based on our PRC legal counsel, Han Kun Law Offices’ understanding of the current PRC laws and regulations, our corporate structure complies with all applicable PRC laws and regulations in all material respects, and subject to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”, our contractual arrangements are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements. Thus, there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.
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
Short Message Services
The Administrative Provisions on Short Message Services issued by MIIT on May 19, 2015, which became effective in June 30, 2015, regulate the provisions of short message services. According to the Administrative Provisions on Short Message Services, in case of operation of short message services, a telecommunications business operating license shall be obtained in accordance with the law. The Administrative Provisions on Short Message Services further regulate that (a) short message services refer to the telecommunications services of providing the limited-length information including characters, data, voices and images for the users of such communications terminals as mobile phone and fixed-line telephone via the telecommunications network; (b) short message services providers refer to the telecommunications business operators that render the basic network services relating to sending, storage, forwarding and receipt of short messages and take advantage of basic network facilities and services to offer a platform for sending short messages for other organizations and individuals (including but not limited to the operators of the basic telecommunications business and the information service business and mobile communications resale business among the value-added telecommunications business).
We currently hold a valid value-added telecommunications business operation license through our VIE Hexun Huagu covering information services of the B2 type of value-added telecommunication business (excluding Internet information services) issued by the MIIT.
Regulations on Mobile Internet Applications
In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which entered into force on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed,
downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.
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

Regulations on Advertising Business
The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, or SAMR. The PRC Advertising Law, as amended in April 2015, October 2018 and April 2021, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies.
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
In addition to the above regulations, the Interim Measures for the Administration of Internet Advertising, effective on September 1, 2016, or the Internet Advertising Measures, also set forth certain compliance requirements for online advertising businesses. Pursuant to the PRC Advertising Law and the Internet Advertising Measures, the use of the internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up
advertisements shall be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they shall prevent such advertisements from being distributed.
Further, the Internet Advertising Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement
information. Moreover, the Internet Advertising Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner. Besides, advertising operators and distributors of internet advertisements must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibit the following activities: (i) providing or using apps and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and apps to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.
On November 26, 2021, the SMAR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comment until December 25, 2021. The draft measures further strengthen the management of pop-up
advertisements and product placement, and require that, among others, advertisement of after-school tutoring targeted at pre-school
children and primary and middle school students shall not be released via the Internet. The Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.
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

Regulations on Information Security
The PRC government has enacted laws and regulations with respect to internet information security. Internet information in China is regulated and restricted from a national security standpoint. On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which imposes criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.
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
On April 29, 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the PRC Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.
On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Namely, the scope of review under the Cybersecurity Review Measures extend to critical information infrastructure operators (CIIO), data processors carrying out data processing activities, and national security risks related to a non-PRC listing,
especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.”

Our VIE, Hexun Huagu, is an internet information services provider, and is therefore subject to the regulations relating to information security. Hexun Huagu has adopted data security, data recovery and backup measures to comply with these regulations and holds valid information security management system certificate of conformity issued by
Beijing Zhong-An-Zhi-Huan Certification
Center. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—Security and privacy breaches may hurt our business.”
Regulations on Personal Information Protection
In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
On July 30, 2021, the State Council Promulgated the Provisions on Protection of Critical Information Infrastructure, or the CII Regulation, which became effective on September 1, 2021. According to the CII regulation, a critical information infrastructure, or CII, refers to an important network facility or information system in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and
national defense technology industry, among others. CII also refers to other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. The competent departments and supervision and management departments of the aforementioned important industries and fields are the departments responsible for the CII security protection work. They will be responsible for organizing the identification of CIIs in their respective industries or fields in accordance with the identification rules, promptly notifying the CII operators of the identification results, and notifying the public security department of the State Council.
The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, on August 20, 2021, which entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information refers to all kinds of information, recorded by electronic or other means, that is related to identified or identifiable natural persons, but excludes anonymized information. Personal information handling should follow the principles of legality, rightness, necessity, and integrity. Moreover, the Personal Information Protection Law specifies the rules for handling sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause grave harm to personal or property security, including biometric characteristics, financial accounts, individual location tracking, and personal information of minors under the age of 14, among others. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the personal information they handle. Otherwise, the personal information handlers will be ordered to correct their behaviors, or suspend or terminate the provision of services, and may be subject to confiscation of illegal income, fines or other penalties.

As an internet information services provider, our VIE, Hexun Huagu, is subject to these laws and regulations relating to protection of personal information. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with
the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
Regulations on Privacy Protection
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure and use.
Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Service issued by the MIIT in December 2011 and took effect on March 15, 2012, an internet information service operator cannot collect any user personal information or provide any such information to third parties without the consent of such user. An internet information service operator must expressly inform each user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An internet information service operator is also required to properly maintain the user personal information, and in case of any leak or potential leak of the user personal information, the internet information service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunication regulatory authority.
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
To further regulate cyber security and privacy protection, the PRC Cyber Security Law, which entered into force on June 1, 2017 provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the PRC Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. Any internet information services provider that violates these privacy protection requirements under the PRC Cyber Security Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times the illegal gains, and may be ordered to cease the relevant business operations where the circumstances are serious.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and three other governmental authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules may be ordered by authorities to correct their incompliance within a specified period of time, be reported to the general public, or even be ordered to cease their operation or have their business license or operational permits revoked. In addition, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.
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
On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
And the legislation construction of personal information protection has sped up, on August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

As an internet information services provider, our VIE Hexun Huagu is subject to these laws and regulations relating to protection of personal information. Although Hexun Huagu only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance
with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and our VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
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
Regulations on Anti-Monopoly
The Anti-Monopoly Law took effect on 1 August 2008. Before the 2018 Institutional Reform Plan, the National Development and Reform Commission, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Commerce were the three PRC anti-monopoly enforcement authorities and the NDRC and the SAIC, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the 2018 Institutional Reform Plan, the anti-monopoly functions performed by the NDRC, the SAIC, and the Ministry of Commerce were consolidated into the SAMR, which may place a profound impact on the PRC anti-monopoly law enforcement practice. In November, 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Security Review Regulations, Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the Anti-Monopoly Law. As public awareness of the rights under the Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers, may resort to the remedies under the law to improve their competitive position, regardless of the merits of their claims. On 2 January 2020, the Draft Amendment to the Anti-Monopoly Law (Draft for Comment), or the Draft Amendment was issued by SAMR to seek public comments. Among others, the Draft Amendment provides that when determining an operator’s dominant market position in the field of Internet, network effect, economies of scale, lock-in
effect and the ability of mastering and processing relevant data would be expressly taken into consideration, and further substantially raises maximum fines in gun-jumping
cases to 10% of the sales revenue of the previous year. On 23 October 2021, the SCNP Congress issued a new Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comment), or the Revised Draft Amendment to seek public comments. Among others, the Revised Draft Amendment provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, if operators have implemented the concentration and have or may have the effect of excluding or limiting competition. And a fine up to RMB 5,000,000 may be imposed on operators if the concentration does not have the effect of excluding or limiting competition.
On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.
Regulations on Credit Reporting
In accordance with the Administrative Regulations on Credit Reporting Industry issued by the State Council on January 21, 2013 and entered into force on March 15, 2013, a credit reporting company that engages in individual credit reporting business shall obtain the individual credit reporting business license. Individual credit reporting business refers to activities in which credit information on individuals are collected, sorted, stored, processed and provided to users, and shall be supervised and regulated by the People’s Bank of China and its local resident offices. The Administrative Regulations on Credit Reporting Industry does not contain any explanation to “personal credit information”, but the People’s Bank of China holds in the Provisional Rules on Management of the Individual Credit Information Database that “individual credit information” covers basic individual information, individual information on loans and transactions and any other information that may reflect the individual credit situation. “Basic individual information” refers to such information as the identity information of a natural person, career and habitation address. “Individual information on loans and transactions” refers to the transactional records as provided by commercial banks, which are formed in the credit activities of natural persons such as loans, credit cards, semi credit cards and guaranty. “Any other information that may reflect the individual credit standing” refers to the relevant information that reflects the individual credit information, apart from the information on loans and transactions.

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
Regulations on Intellectual Property Rights
Software Registration
The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2021, we have registered copyrights to 92 software programs in China.
Artwork Copyrights
The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, also provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In accordance with the Provisional Measures on Voluntary Registration of Works which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as a preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2021, we have registered four artwork copyrights.
Domain Name
In September 2002, China Internet Network Information Center, or the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the PRC Cybersecurity Law, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information. As of December 31, 2021, we have registered 22 domain names, 17 of which are Chinese top level domain names.

Trademark
The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2021, we have registered 55 trademarks and had filed 37 trademark applications in China.
Patent
The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2021, we have registered 20 patents and are in process of applying for 59 patents in China.
Regulations on Internet Infringement
Pursuant to the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. The notice shall include the preliminary evidence for the infringement and the true identity information of the right holder. Where an internet service provider knows or should have known that an internet user is infringing upon another person’s civil rights and interests through its internet service but fails to take necessary action, it shall assume joint and several liability with the internet user. According to the Civil Code, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.
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
Regulations on Tax
PRC Enterprise Income Tax
The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended in 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and was amended in 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. According to the Administrative Measures for the Recognition of High and New Technology Enterprises, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as high and new technology enterprise, or the HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.
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
non-PRC
holding companies.”

VAT
Pursuant to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993, as amended and the Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated by the Ministry of Finance on December 15, 2008, as amended, all individuals and entities selling goods, providing labor services of processing or repairing, selling services, intangible assets or real property within, or importing goods into, the PRC must pay value-added tax.
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
Labor Laws and Social Insurance
The principle laws that govern employment include:

•	PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and most recently amended on December 29, 2018;

•	PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012;

•	Implementation Rules of the PRC Labor Contract Law, promulgated by the State Council on September 18, 2008 and effective since September 18, 2008;

•	Work-related Injury Insurance Regulations, promulgated by the State Council on April 27, 2003 and effective since January 1, 2004 and amended on December 20, 2010;

•	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999 and amended on March 24, 2019;

•	PRC Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011 and subsequently amended on December 29, 2018; and

•	Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively.
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
In addition, pursuant to the PRC Social Insurance Law, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. According to the Regulation on the Administration of Housing Fund, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC.
Our WFOE and VIE have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. We have recorded accruals for estimated underpaid amounts in our consolidated financial statements.

C.	Organizational Structure
The following chart illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entity as of the date of this annual report on Form
20-F:

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
Agreements that provide us with effective control over our VIE
Powers of Attorney
. Pursuant to the powers of attorney, dated August 5, 2014, each of the shareholders of our VIE irrevocably authorizes our WFOE to act as his attorney-in-fact
to exercise all of his rights as a shareholder of our VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder in our VIE.
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements, dated April 20, 2018, among our WFOE, our VIE and the shareholders of our VIE, the shareholders of our VIE have pledged 100% equity interests in our VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, as well as the performance by our VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements. In the event of a breach by our VIE or any of its shareholder of contractual obligations under the equity interest pledge agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. our VIE undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests.

Agreement that allows us to receive economic benefits from our VIE
Exclusive Business Cooperation Agreement
. Under the exclusive business cooperation agreement between our WFOE and our VIE, dated August 5, 2014, our WFOE has the exclusive right to provide to our VIE comprehensive business support, technical services, consulting services and other services. Without our WFOE’s prior written consent, our VIE may not accept any services subject to this agreement from any third party. Our WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Our VIE agrees to pay our WFOE an annual service fee at an amount equivalent to a certain percentage of our VIE’s audited total operating income for the relevant year. This agreement will remain effective for an indefinite term, unless terminated in accordance with the provisions of this agreement or terminated in writing by our WFOE.
Agreements that provide us with the option to purchase the equity interests in and assets of our VIE
Exclusive Option Agreements
. Pursuant to the exclusive option agreement, dated April 20, 2018, among our WFOE, our VIE and each shareholder of our VIE, each shareholder of our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in our VIE, and our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options for the higher of RMB10 or the lowest price permitted under applicable PRC law. Each shareholder of our VIE undertakes that, without our WFOE’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on their equity interests in our VIE, (ii) transfer or otherwise dispose of their equity interests in our VIE, (iii) change our VIE’s registered capital, (iv) amend our VIE’s articles of association, (v) dispose of our VIE’s material assets (except in the ordinary course of business), or (vi) merge our VIE with any other entity. In addition, our VIE undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in and all the assets of our VIE have been transferred to our WFOE or its designated person.
In March 2018, we entered into the following agreements:
Financial Support Agreement.
Pursuant to the financial support agreement, dated March 28, 2018, by and among our company, our WFOE and the shareholders of our VIE, we undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, whether or not any operational loss is actually incurred by our VIE. We will not request repayment of the loans or borrowings if our VIE or its shareholders do not have sufficient funds or are unable to repay the loans.
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
Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 3,997.2 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Guangzhou and Chengdu with an aggregate floor area of approximately 1,468.00, 648.24, 168.40 and 44 square meters, respectively. These leases vary in duration from one to five years.
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
We are a leading developer ecosystem service provider in China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers. Our SAAS Businesses include developer service and vertical applications, which comprised of market intelligence, financial risk management and location-based intelligence. We currently generate revenue primarily from our SAAS Businesses, while we adopt a freemium model for most of our developer services.
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
Our ability to increase the number of customers and average spending per customer
Growth in our number of customers and average spending per customer are key drivers of our revenue growth. Our total revenues increased substantially from 2019 to 2020 and further to 2021. Our number of customers increased from 3,456 in 2019 to 3,521 in 2020 and decreased to 3,516 in 2021. We define our customers in a given period as those that purchase at least one of our paid-for
SAAS Businesses including developer service and vertical applications or targeted marketing during the same period. The average spending per customer decreased from RMB262,285 in 2019 to RMB133,943 in 2020 and further decreased to RMB101,627 (US$15,948) in 2021. Over the same time periods, our revenues from SAAS Businesses increased, driven by an increase in our number of customers of SAAS Businesses from 2,676 in 2019 to 3,323 in 2020 and further increased to 3,516 in 2021 due to our strategic business focus shift to SAAS Businesses, as well as a decrease in the average spending per customer for SAAS Businesses from RMB78,575 in 2019 to RMB77,626 in 2020 and increased to RMB101,627 (US$15,948) in 2021. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continuously broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses and targeted marketing, develop and productize new services and solutions, and effectively market and sell our services and solutions.
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
Key Line Items and Specific Factors Affecting Our Results of Operations
Revenues
We generate revenue from our SAAS Businesses and targeted marketing. The following table breaks down our total revenues by categories, by amounts and as percentages of total revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Targeted Marketing	696,190	76.5	213,662	45.3	—	—	—
SaaS Products	210,268	23.5	257,952	54.7	357,322	56,072	100.0
Total	906,458	100.0	471,614	100.0	357,322	56,072	100.0

Targeted Marketing
. We generate targeted marketing revenue by providing targeted marketing in the form of integrated marketing campaigns to advertisers through our XiaoGuoTong marketing platform, which is built upon our multi-dimensional device-level mobile behavioral data. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers.
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
SAAS Businesses
. We generate SAAS Businesses revenues primarily by providing developer services and vertical applications which include market intelligence, financial risk management and location-based intelligence. For developer service, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.
We primarily enter into consumption-based contracts with our customers to provide short message services , or SMS, one-click
verification services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click
verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click
verification SDK. Customers pay for SMS and
one-click
verification services based on the
pre-agreed
the rate per message and the number of messages delivered. We act as the principal in the SMS and one-click
verification services in which the Company has control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action
(“CPA”) basis or
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
Cost of revenues
Our cost of revenues currently consists primarily of the cost of purchasing ad inventory associated with our targeted marketing, channel cost associated with JG Alliance, purchase of short message, bandwidth and cloud cost, staff costs and depreciation of servers used for revenue generating services and solutions.
In relation to our targeted marketing, upon receiving orders from our customers, we first utilize our data and
AI-powered
data analytics capabilities to determine the ad inventory that is most suitable for the customers’ ads, and then purchase the ad inventory from selected suppliers, primarily online media networks on a real-time basis. The ad inventory purchased from Tencent decreased from 2.5% in 2019 to 1.7% in 2020, and our cost of revenue attributable to Tencent decreased from 2.4% in 2019 to 2.0% in 2020. This percentage decrease was primarily because that we strategically winded down our targeted marketing business in 2020. The ad inventory purchased from Tencent further decreased to nil in 2021, and our cost of revenue attributable to Tencent further decreased to nil in 2021, mainly because we have exited the targeted marketing business by the end of 2020.
In relation to our bandwidth and cloud cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.
We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to optimize our product mix and expand our business.
Gross margin
The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands, except for percentage data)
Gross profit	RMB256,862	RMB206,178	RMB264,929	US$	41,574
Gross margin	28.3%	43.7%	74.1%		74.1%
Our gross margin is mainly affected by the mix of our revenues, particularly between SAAS Businesses and targeted marketing, as targeted marketing incurred cost of revenues for purchasing ad inventory, while SAAS Businesses do not incur such cost of revenues. The increase is gross margin was mainly due to we have completely exited from the targeted marketing business and transited to pure SAAS business model by the end of 2020.
Operating expenses
Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Research and development expenses	176,248	43.6	174,597	44.1	206,722	32,439	51.3
Sales and marketing expenses	118,548	29.3	102,319	25.8	116,415	18,268	28.9
General and administrative expenses	109,291	27.1	119,087	30.1	79,922	12,542	19.8
Total	404,087	100.0	396,003	100.0	403,059	63,249	100.0
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
Our general and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with the use of facilities and equipment by these functions, including rental and office expenses, professional fees, and bad debt provision. We expect that our general and administrative expenses will increase in absolute amounts as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	906,458	100.0	471,614	100.0	357,322	56,072	100.0
Cost of revenues (1)	(649,596)	(71.7)	(265,436)	(56.3)	(92,393)	(14,498)	(25.9)
Gross profit	256,862	28.3	206,178	43.7	264,929	41,574	74.1
Operating expenses: (1)
Research and development expenses	(176,248)	(19.4)	(174,597)	(37.0)	(206,722)	(32,439)	(57.9)
Sales and marketing expenses	(118,548)	(13.1)	(102,319)	(21.7)	(116,415)	(18,268)	(32.6)
General and administrative expenses	(109,291)	(12.1)	(119,087)	(25.3)	(79,922)	(12,542)	(22.4)

Total operating expenses	(404,087)	(44.6)	(396,003)	(84.0)	(403,059)	(63,249)	(112.8)
Loss from operations	(147,225)	(16.2)	(189,825)	(40.3)	(138,130)	(21,675)	(38.7)
Foreign exchange (loss)/gain, net	435	0.0	10	0.0	(3,376)	(530)	(0.9)
Interest income	6,300	0.7	6,131	1.3	6,597	1,035	1.8
Interest expense	(11,118)	(1.2)	(11,724)	(2.5)	(8,815)	(1,383)	(2.5)
Other income	38,812	4.3	(30,814)	(6.5)	(2,908)	(456)	(0.8)
Change in fair value of structured notes	3,117	0.3	1,233	0.3	20	3	0.0
Change in fair value of foreign currency swap contract	—	—	—	—	6,060	951	1.7

Loss before income taxes	(109,679)	(12.1)	(224,989)	(47.7)	(140,552)	(22,055)	(39.3)
Income tax benefit/(expense)	(162)	(0.0)	(86)	0.0	(32)	(5)	(0.0)
Net loss	(109,841)	(12.1)	(225,075)	(47.7)	(140,584)	(22,060)	(39.3)

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenue	73	4	41	6
Research and development expenses	12,819	7,176	13,801	2,166
Sales and marketing expenses	6,040	3,965	2,609	409
General and administrative expenses	28,352	17,713	13,761	2,160

Total	47,284	28,858	30,212	4,741

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues decreased by 24% from RM471.6 million in 2020 to RMB357.3 million (US$56.1 million) in 2021, primarily due to a 100% decrease in revenues from the legacy Targeted Marketing business as we have exited this business by the end of 2020, where the impact was partially offset by the increase in the Developer Services revenue by 46% and in Vertical Applications revenue by 24%. Our revenues from targeted marketing decreased by 100% from RMB213.7 million in 2020 to nil in 2021, which was primarily because we have exited this business by the end of 2020.
Our revenues from SAAS Businesses increased by 39% from RMB258.0 million in 2020 to RMB357.3 million (US$56.1 million) in 2021, which was mainly due to the increase in the Developer Services revenue by 46% and in Vertical Applications revenue by 24%.
Cost of revenues
Our cost of revenues decreased by 65% from RMB265.4 million in 2020 to RMB92.4 million (US$14.5 million). The decrease was mainly due to the decrease in media cost of RMB165.9 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.
Gross profit
Our gross profit increased by 28% from RMB206.2 million in 2020 to RMB264.9 million (US$41.6 million) in 2021, mainly due to our strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model.
Research and development expenses
Our research and development expenses increased by 18% from RMB174.6 million in 2020 to RMB206.7 million (US$32.4 million) in 2021. The increase was primarily due to the increase in personnel costs by RMB16.4 million and the increase in cloud cost by RMB18.6 million, partially offset by the decrease in depreciation expense by RMB3.9 million.
Sales and marketing expenses
Our sales and marketing expenses increased by 14% from RMB102.3 million in 2020 to RMB116.4 million (US$18.3 million) in 2021. The increase was primarily due to the increase in personnel costs by RMB9.0 million, the increase in marketing expense by RMB2.5 million, and the increase in travel and entertainment expense by RMB2.9 million.
General and administrative expenses
Our general and administrative expenses decreased by 33% from RMB119.1 million in 2020 to RMB79.9 million (US$12.5 million) in 2021. The decrease was primarily due to the decrease in bad debt provision of RMB25.9 million, and the decrease in long-lived assets impairment charge by RMB11.0 million.
Net loss
As a result of the foregoing, we recorded a net loss of RMB140.6 million (US$22.1 million) for the year ended December 31, 2021, compared to a net loss of RMB225.1 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues decreased by 48% from RMB906.5 million in 2019 to RM471.6 million in 2020, primarily because we made an orderly exit from the legacy targeted marketing business throughout 2020, where the impact was partially offset by the increase in the developer service revenue by 80%.
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
Our revenues from targeted marketing decreased by 69% from RMB693.2 million in 2019 to RMB213.7 million in 2020, which was primarily due to our strategic winding down of the targeted marketing and business focus shift to SAAS Businesses in 2020.
Our revenues from SAAS Business increased by 21% from RMB213.2 million in 2019 to RMB258.0 million in 2020, which was mainly due to the revenue generated form value-added-service within Developer Service, which increased by 1472% compared to the same period of last year.
Cost of revenues
Our cost of revenues decreased by 59% from RMB649.6 million in 2019 to RMB265.4 million in 2020. The decrease was mainly due to the decreases in media cost by RMB381.2 million, as we exited from the targeted marketing business, and bandwidth cost by RMB6.2 million.
Gross profit
Our gross profit decreased by 20% from RMB256.9 million in 2019 to RMB206.2 million in 2020, mainly due to the decrease of targeted marketing revenue by 69% on a year-over-year comparison.
Research and development expenses
Our research and development expenses decreased by 1% from RMB176.2 million in 2019 to RMB174.6 million in 2020. The decrease was primarily attributable to decrease in personnel costs by RMB18.9 million, and the impact was partially offset by the increase in technical service fee of RMB10.3 million and depreciation of RMB5.8 million.
Sales and marketing expenses
Our sales and marketing expenses decreased by 14% from RMB118.5 million in 2019 to RMB102.3 million in 2020. The decrease was primarily attributable to the decrease in marketing expense by RMB8.5 million, staff cost by RMB5.3 million and travel & entertainment expense by RMB3.6 million.
General and administrative expenses
Our general and administrative expenses increased by 9% from RMB109.3 million in 2019 to RMB119.1 million in 2020. The increase was primarily due to increase from long-lived assets impairment, as a result of the “Going-Cloud” project undertaken, of RMB11.0 million. Our “Going-Cloud” project is a transition to use cloud-based servers for a portion of our infrastructure, we completely operated and maintained self-owned servers previously.
Net loss
As a result of the foregoing, we recorded a net loss of RMB225.1 million for the year ended December 31, 2020, compared to a net loss of RMB109.8 million for the year ended December 31, 2019.

Critical Accounting Policies
Revenue recognition
Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenues are presented net of value-added tax collected on behalf of the government.
Starting from 2020, we have changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer services and vertical applications, formerly named as other SAAS products, to revenues under SAAS Businesses. Revenue for the year ended December 31, 2019 were not retrospectively adjusted and continued to be presented under the prior reclassification. We generate revenues primarily through SAAS Businesses, formerly named as “SaaS products” and targeted marketing.
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
Starting from January 1, 2021, we have fully exited the Target Marketing business and financial results since then only reflect SAAS Businesses.
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
We primarily enter into consumption-based contracts with its customers to provide short message services (“SMS”), one-click
verification services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click
verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click
verification SDK. Customers pay for SMS and
one-click
verification services based on the
pre-agreed
the rate per message and the number of messages delivered. We act as the principal in the SMS and one-click
verification services in which we have control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, customers are required to pay us before the services are delivered. For other arrangements, we provide customers with a credit term less than six months. We act as the principal in the value-added services in which we have control over the fulfillment of the service and has discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

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
We account for investments in an investee over which we do not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. We recognized nil, RMB38.7 million and RMB25.4 million (US$4.0 million) impairment in other income/(expense) in the consolidated statement of comprehensive loss for the years ended December 31, 2019, 2020 and 2021.

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
We evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We elect to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.
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
Restricted Share Unit Grants
The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2019, 2020 and 2021:

Grant Date	Number of Restricted Share Units Granted	Weighted-Average Grant-date Fair Value per Restricted Share Unit
		US$
Various dates in 2019	33,643	6.48
Various dates in 2020	95,095	3.13
Various dates in 2021	119,568	2.18
The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2019, 2020 and 2021 were RMB1,938 thousand, RMB835 thousand and RMB1,600 thousand (US$251 thousand), respectively.

Option Grants
The following table sets forth information regarding the share options granted under our stock incentive plans in 2019, 2020 and 2021.

Grant Date	Number of Options Granted	Weighted- Average Per Option Exercise Price	Weighted- Average Grant- date Fair Value per Option
		US$	US$
Various dates in 2019	333,077	1.29	7.21
Various dates in 2020	1,578,809	0.04	2.91
Various dates in 2021	1,367,791	1.14	3.86
All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2019, 2020 and 2021 were RMB45.4 million, RMB28.0 million and RMB28.6 million (US$4.5 million), respectively.
Fair Value of Options
In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2019, 2020 and 2021 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2019	2020	2021
Risk-free interest rate (1)	1.65% ~ 2.54%	0.63% ~ 1.88%	0.94% - 1.70%
Expected dividend yield (2)	—	—	—
Expected volatility range (3)	44.23% ~ 44.71%	44.37% ~ 47.83%	47.45% - 56.62%
Weighted average expected volatility	44.53%	46.37%	50.26%
Expected exercise multiple (4)	2.5	2.5 ~ 2.8	2.2 ~ 2.8

Notes:

(1)	The risk-free interest rate of periods within the contractual life of the share options was estimated based on the U.S. Treasury yield in effect as of the valuation dates.
(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.
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
At the commitment date, the fees and expenses associated with the issuance of the convertible notes are recorded as a discount to the debt liability in accordance with ASU
2015-03
which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The convertible notes, which is the proceeds net of fees and expenses payable to the creditor and the fair value of the bifurcated derivative, will be accreted to the redemption value on the maturity date using the effective interest method over the estimated life of the debt instrument. ASU
2017-11
no longer requires us to consider down round features when determining whether its embedded Conversion Option is indexed to its own stock.

In April 2021, US$35 million of convertible notes due in April 2021 were fully repaid. As of December 31, 2021, the balance of convertible notes was nil.
Recent Accounting Pronouncements
We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources
The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Selected Consolidated Cash Flow Data:	(in thousands)
Net cash (used in)/provided by operating activities	(25,758)	75,810	(76,650)	(12,027)
Net cash (used in)/provided by investing activities	(88,966)	(144,415)	26,442	4,150
Net cash (used in)/provided by financing activities	(33,883)	315	(54,520)	(8,556)
Effect of exchange rate on cash and cash equivalents and restricted cash	3,504	(7,054)	3,080	483
Net decrease in cash and cash equivalents and restricted cash	(145,103)	(75,344)	(101,648)	(15,950)
Cash and cash equivalents and restricted cash at the beginning of year or period	576,677	431,574	356,230	55,900
Cash and cash equivalents and restricted cash at the end of the year or period	431,574	356,230	254,582	39,950
We had net cash used in operating activities of RMB25.8 million for the year ended December 31, 2019 and net cash generated by operating activities of RMB75.8 million for the year ended December 31, 2020, and net cash used in operating activities of RMB76.7 million (US$12.0 million) for the year ended December 31, 2021. The decrease in net cash generated from operating activities was primarily due to a decrease in accrued liabilities and other current liabilities. Strategic transformation has led to the changes in the customers settlement methods. Net income, adjusted by the reconciliation of certain non-cash
items including depreciation and amortization, share-based compensation expenses, impairment of long-term investments, as well as change in fair value of derivative assets. Our operating cash flow is also affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, prepayments and other current assets, and accrued liabilities and other current liabilities.
Our accounts and notes receivable represent primarily accounts and notes receivable from the customers that purchased our SAAS Businesses and targeted marketing. As of December 31, 2019, 2020 and 2021, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB135.4 million, RMB44.9 million and RMB43.9 million (US$6.9 million), respectively. Starting from 2019, we have been selective and disciplined in our approach to grant credit terms to customers which results in a lower accounts and notes receivable balance as of December 31, 2021 as compare to that as of December 31, 2020.
Our accounts and notes receivable turnover days increased from 55 days in 2019 to 69 days in 2020 and decreased to 45 days in 2021, which was due to the large decrease in revenue of target marketing which matches our strategic transformation to a pure SAAS Businesses model. We have totally ceased and exited from the Targeted Marketing business by the end of 2020. Accounts and notes receivable turnover days for a given period are equal to average balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers associated with developer service and targeted marketing. As of December 31, 2019, 2020 and 2021, our accounts payable were RMB20.0 million, RMB16.6 million and RMB18.3 million (US$2.9 million), respectively. The increase was mainly due to increase purchase in bandwidth and cloud services. Our accounts payable turnover days increased from 11 days in 2019 and to 25 days in 2020 and further increased to 73 days in 2021, because we were able to negotiate better terms with suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation, amortization and personnel cost) during the period and multiplied by the number of days during the period.
Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses and targeted marketing they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Due to the growth of our SAAS Businesses, our deferred revenue and customer deposits increased substantially from RMB77.6 million as of December 31, 2019 and to RMB109.2 million as of December 31, 2020 and further increased to RMB120.0 million (US$18.8 million) as of December 31, 2021.
Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. The decrease in prepayments and other current assets from RMB86.1 million as of December 31, 2019 to RMB49.0 million as of December 31, 2020 and further decreased to RMB46.7 million (US$7.3 million) as of December 31, 2021 was primarily because we have completely exited from targeted marketing service by the end of 2020. Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The increase in accrued liabilities and other current liabilities from RMB96.3 million as of December 31, 2019 and to RMB109.1 million as of December 31, 2020 and decreased to RMB85.3 million (US$13.4 million) as of December 31, 2021 was primarily due to the employee payroll.
Our primary sources of liquidity have been proceeds from equity and equity linked financing and bank borrowing. As of December 31, 2021, we had RMB284.6 million (US$44.7 million) in cash and cash equivalents, restricted cash and short-term investments, of which approximately 4% were held in U.S. dollars and the remainder was held in Renminbi and H.K. dollars.
Our major financings include:

•
On April 17, 2018, we issued zero coupon convertible notes due 2021 in an aggregate principal amount of US$35.0 million to two investors. The convertible notes are non-interest
bearing, subject to certain exceptions, including when an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their option during a period starting from the issue date until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price. In April 2021, we fully redeemed such US$35.0 million of convertible notes.

•
In July and August 2018, we raised from our initial public offering approximately US$68.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

•
On April 16, 2021, we entered into a term loan agreement with Shanghai Pudong Development Bank, or SPD Bank. Under the loan agreement, SPD Bank agreed to provide us with a one-year RMB150 million term loan facility. The facility is priced at 50 basis points over one-year RMB Loan Prime Rate. The use of proceeds of the facility is for general corporate purpose. As of December 31, 2021, the outstanding balance of this loan was RMB150.0 million (US$23.5 million) and the total deposits in restricted cash pledged for the loan was RMB157.9 million (US$24.8 million).

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
Operating activities
Net cash used in operating activities in 2021 was RMB76.7 million (US$12.0 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB140.6 million (US$22.1 million) were
(i) non-cash
items including depreciation of property and equipment of RMB27.3 million (US$4.3 million), amortization of intangible assets of RMB4.5 million (US$0.7 million), impairment of long-term investments of RMB25.4 million (US$4.0 million), fair value gain of foreign currency swap contract of RMB6.1 million (US$1.0 million) and share-based compensation expenses of RMB30.2 million (US$4.7 million) and (ii) change in working capital including an increase in prepayments and other current assets of RMB13.6 million (US$2.1 million), an increase in deferred revenue and customer deposits of RMB8.6 million (US$1.3 million), repayment of accrued interest related to convertible note of RMB21.0 million (US$3.3 million) and a decrease in accrued liabilities and other current liabilities of RMB25.6 million (US$4.0 million).
Net cash provided by operating activities in 2020 was RMB75.8 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB225.1 million were a RMB71.8 million decrease in trade receivables, a RMB29.5 million increase in deferred revenue, and a RMB43.3 million decrease in prepayments and other current assets, partially offset by a RMB3.4 million increase in accounts payable. The change in accounts and notes receivable, prepayments and other current assets, and deferred revenue were due to strategic transformation where we have shifted our focus to a pure SAAS based model and ceased targeted marketing service by the end of 2020.
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

Investing activities
Net cash provided by investing activities in 2021 was RMB26.4 million (US$4.2 million), consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of property and equipment.
Net cash used in investing activities in 2020 was RMB144.4 million, primarily of purchase of short-term and long-term investment, and which is partially offset by proceeds from maturities of short term investment.
Net cash used in investing activities in 2019 was RMB89.0 million, consisting primarily of purchase of property and equipment, mainly servers, purchase of intangible assets, and purchase of long-term investments, partially offset by proceeds from an equity investment sold.
Financing activities
Net cash used in financing activities in 2021 was RMB54.5 million (US$8.6 million), consisting primarily of repayment of convertible note and proceeds from short-term loan.
Net cash provided by financing activities in 2020 was RMB0.3 million, primarily of proceeds from exercise of share option.
Net cash used in financing activities in 2019 was RMB33.9 million, consisting primarily of repurchasing of shares.
Capital expenditures
We made capital expenditures of RMB39.5 million, RMB21.5 million and RMB18.9 million (US$2.9 million) in 2019, 2020 and 2021, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment, and intangible assets. We will continue to make such capital expenditures to support the expected growth of our business. We expect to meet these requirements primarily through our current cash holdings and cash flow from operations.
Material Cash requirements
As of December 31, 2021, we had a total of RMB284.6 million (US$44.7 million) of cash, restricted cash and short-term investments, and we believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.
For fiscal year 2022, our material cash requirements mainly include the repayment of short-term bank loan, operating lease obligation and consideration to acquire SendCloud, which is approximately RMB193.8 million. Our operating lease obligations relate to our leases of office premises and office equipment. In April 2021, we borrowed a secured RMB denominated loan of RMB150.0 million with a fixed interest rate of 4.35% for a one-year
term from the Shanghai Pudong Development Bank. The short-term loan is collateralized by restricted cash balances totaling RMB157.9 million of our VIE. We acquired a majority equity interest of SendCloud in March 2022 for a total cash consideration of RMB34.5 million.
For fiscal year 2023 and 2024, our material cash requirements mainly include operating lease obligation, which is approximately RMB12.0 million. There are no lease payments in 2025 and after.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for more information on our critical accounting policies.
Valuation of Equity Investments
For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts, which comprised the investees’ cash flow forecasts. Changes in these estimates and assumptions could materially affect the fair value of equity investments without readily determinable fair value. See Note 7 of the Notes to our consolidated financial statements for information regarding investment related impairment accounted for under measurement alternative.

Allowance for accounts receivables
We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors including the age of the balance, the customer’s payment history and credit quality of the customers, current economic trends and other factors that may affect the Company’s ability to collect from customers. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Impairment losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect our financial condition and results of operations.
Valuation allowance for deferred tax assets
We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	41	Chairman of the Board of Directors and Chief Executive Officer
Qing Zhang	44	Deputy Chief Technology Officer
Shan-Nen Bong	49	Chief Financial Officer
Guoxiao Ben	46	Chief Human Resource Officer
Kwok Hin Tang	42	Director
Hon Sang Lee	63	Independent Director
John Tiong Lu Koh	66	Independent Director
Peter Si Ngai Yeung	66	Independent Director
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
Mr.
 Qing Zhang
has served as our deputy chief technology officer since January 2022. Mr. Zhang has extensive experience and expertise in technology, product development and management in the Internet industry. Mr. Zhang served as vice president of technology at the Company’s R&D department since he joined Aurora Mobile in May 2020. Before joining Aurora Mobile, Mr. Zhang worked at Tencent for about 18 years with prior roles including technical expert, technical leader for Tencent Music and other key technical positions. At Tencent, Mr. Zhang was involved in the development of various products including QQ, Real Time eXchange, Tencent Video, QQ Music and WeSing. Prior to Tencent, Mr. Zhang worked for Sino Stride Technology as a software development engineer. Mr. Zhang received his bachelor’s degree in electrical engineering from Zhejiang University in 1999.

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
Mr.
 Kwok Hin Tang
has served as our director since November 2014. Mr. Tang is a venture capitalist with 16 years of experience in director investment, corporate finance and venture capital in China and the U.S. He has been responsible for managing a portfolio of private and public company investments in the life science, technology and Internet space from incubation to growth stage with successful track records in following-on
financing and strategic operation activities. Mr. Tang joined Mandra Capital in 2008 and is responsible for managing a portfolio of private company investments in the life science, technology and internet space. In addition to his responsibilities at Mandra Capital. Mr. Tang is also a member of the Intellectual Property Assessment Committee at the Hong Kong Polytechnic University. Prior to joining Mandra Capital, Mr. Tang was an investment analyst at KGR Capital (now LGT Capital Partners) from 2005 to 2008. Mr. Tang received a master’s degree in engineering from Stanford University in 2004.
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

B.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid cash compensation in an aggregate amount of approximately RMB6.2 million (US$1.0 million) to our executive officers, and approximately RMB934.2 thousand (US$146.6 thousand) to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
2014 Stock Incentive Plan
In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 28, 2022, options to purchase 3,125,096 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2014 Plan.
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
2017 Stock Incentive Plan
In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 28, 2022, options to purchase 3,949,313 Class A common shares and 119,568 restricted share units had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.
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
2021 Share Incentive Plan
In December 2021, our board of directors adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2021 Plan is 4,000,000 Class A common shares. As of February 28, 2022, we have not granted any awards under the 2021 Plan.
Types of Awards.
The plan permits the awards of options, restricted shares and restricted share units or other right or benefit under the plan.
Plan Administration.
The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the plan and interpret the terms of the 2021 Plan and any award agreement.
Award Agreement.
Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.
Exercise Price.
The exercise price of an award will be determined by the plan administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.
Eligibility.
We may grant awards to our employees, consultants, and board of directors, as determined by the plan administrator.
Term of the Awards.
The term of each share award granted under the 2021 Plan may not exceed ten years after the date of grant.
Vesting Schedule.
In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.
Transfer Restrictions.
Awards may not be transferred in any manner by the recipient other than transfer to the Company or by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination.
The plan shall terminate in December 2031, provided that our board of directors may terminate the plan at any time and for any reason.
The following table summarizes, as of February 28, 2022, the awards granted under the 2014 Plan, the 2017 Plan and the 2021 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Common Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qing Zhang	*		—	June 2, 2020	June 2, 2030
Shan-Nen Bong	*		0.00 to 2.876	November 13, 2017 and April 1, 2019	November 13, 2027 and April 1, 2029
Guoxiao Ben	*		—	January 8, 2020	January 8, 2030
Kwok Hin Tang	*	(1)	—	Between April 1, 2019 and April 1, 2021	Between April 1, 2029 and April 1, 2031
John Tiong Lu Koh	*	(1)	—	Between September 4, 2018 and December 28, 2021	Between September 4, 2028 and December 28, 2031
Peter Si Ngai Yeung	*	(1)	—	Between September 4, 2018 and December 28, 2021	Between September 4, 2028 and December 28, 2031
Hon Sang Lee	*	(1)	—	Between May 7, 2020 and May 7, 2021	Between May 7, 2030 and May 7, 2031
All directors and executive officers as a group	790,633

Notes:

*
Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 28, 2022.

(1)	Represents restricted share units.
As of February 28, 2022, other employees as a group held outstanding options to purchase 6,403,344 Class A common shares of our company, at a weighted average exercise price of US$1.02 per share.
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
Terms of Directors and Officers
Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office, unless expressly specified in a written agreement between the director and our company, and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. The office of a director shall be vacated if, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.
Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0
D.
Employees
We had a total of 593, 568 and 541 employees as of December 31, 2019, 2020 and 2021, respectively. The following table gives a breakdown of our employees as of December 31, 2021, by function:

Function:	Number
Research and Development	242
Sales and Marketing	206
General and Administrative	78
Cost of Revenue	15

Total	541

As of December 31, 2021, we had 392 employees based in our headquarters in Shenzhen and a total of 149 employees in Beijing, Shanghai, Guangzhou, Chengdu and Hong Kong.
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
E.
Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 79,051,708 common shares outstanding on an as-converted
basis, consisting of 62,051,519 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 28, 2022, excluding 7,193,977 Class A common shares issuable upon the exercise of outstanding share options and restricted share units granted under our 2014 Stock Incentive Plan, 2017 Stock Incentive Plan and 2021 Share Incentive Plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Class A common shares	Class B common shares	Total common shares	Percentage of total common shares	Percentage of aggregate voting power †
Directors and Executive Officers:**
Weidong Luo (1)	7,171,333	17,000,189	24,171,522	30.6%	76.4%
Qing Zhang (2)	*	—	*	*	*
Shan-Nen Bong (3)	*	—	*	*	*
Guoxiao Ben (4)	*	—	*	*	*
Kwok Hin Tang (5)	*	—	*	*	*
Hon Sang Lee	—	—	—	—	—
John Tiong Lu Koh (6)	*	—	*	*	*
Peter Si Ngai Yeung (7)	*	—	*	*	*
All Directors and Executive Officers as a Group	7,696,780	17,000,189	24,696,969	31.2%	76.6%
Principal Shareholders:
KK Mobile Limited (8)	7,100,000	17,000,189	24,100,189	30.5%	76.3%
Mandra iBase Limited (9)	14,109,001	—	14,109,001	17.9%	6.1%
Fei Chen (10)	5,002,056	—	5,002,056	6.3%	2.2%
Entities affiliated with IDG-Accel (11)	4,672,006	—	4,672,006	5.9%	2.0%
Fosun International Limited (12)	6,020,218	—	6,020,218	7.6%	2.6%
FIL Limited and its affiliated entities (13)	4,394,283	—	4,394,283	5.6%	1.9%

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
**
The business address of Messrs. Weidong Luo, Qing Zhang,
Shan-Nen
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

(2)	Represents the Class A common shares Mr. Qing Zhang has the right to acquire upon exercise of share options within 60 days after February 28, 2022.
(3)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 28, 2022.

(4)	Represents the Class A common shares Mr. Guoxiao Ben has the right to acquire upon exercise of share options within 60 days after February 28, 2022.

(5)	Represents the Class A common shares held by and the Class A common shares Mr. Kwok Hin Tang has the right to acquire upon exercise of share options within 60 days after February 28, 2022.

(6)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.

(7)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.

(8)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.

(9)
Represents 13,825,461 Class A common shares and 425,310 ADSs, representing 283,540 Class A common shares, directly held by Mandra iBase Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by Mandra iBase Limited and affiliated parties on February 11, 2022. The registered address of Mandra iBase Limited is 3rd Floor J&C Building, PO Box 933, Road Town, Tortola, British Virgin Islands, VG1110. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd.

(10)
Represents 3,816,026 Class A common shares held by Elite Bright International Limited, a British Virgin Islands company, and 1,186,030 Class A common shares that Mr. Fei Chen has the right to acquire upon exercise of share options within 60 days after February 28, 2022, as reported on the Schedule 13G filed by Fei Chen on January 25, 2019. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(11)
Represents (i) 4,362,710 Class A common shares held by
IDG-Accel
China Growth Fund III L.P., a Cayman Islands limited partnership, and (ii) 309,296 Class A common shares held by
IDG-Accel
China III Investors L.P., a Cayman Islands limited partnership, as reported on the Schedule 13G filed by
IDG-Accel
China Growth Fund III L.P. and affiliated parties on February 25, 2022. The general partner of
IDG-Accel
China Growth Fund III L.P. is
IDG-Accel
China Growth Fund III Associates L.P., and the general partner of
IDG-Accel
China Growth Fund III Associates L.P. is
IDG-Accel
China Growth Fund GP III Associates Ltd. The general partner of
IDG-Accel
China III Investors L.P. is
IDG-Accel
China Growth Fund GP III Associates Ltd.
IDG-Accel
China Growth Fund GP III Associates Ltd. is 50% owned by Mr. Chi Sing Ho, its largest shareholder, and the current members of its board of directors are Mr. Quan Zhou and Mr. Chi Sing Ho. The address of the principal business office for
IDG-Accel
China Growth Fund III L.P. and
IDG-Accel
China III Investors L.P. is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong .

(12)
Represents 6,019,288 Class A common shares held by Greatest Investments Limited, a British Virgin Islands company, and 1,395 ADSs, representing 930 Class A common shares, held by Fidelidade—Companhia de Seguros, S.A., as reported on the Schedule 13G filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on January 21, 2022. The address of the principal business office for Greatest Investments is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(13)
Represents 4,394,283 Class A common shares beneficially owned by FIL Limited, as reported on the Schedule 13G filed by FIL Limited and affiliated parties on February 9, 2022. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of February 28, 2022, 32,461,713 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Issuance of Convertible Notes
On April 17, 2018, we issued zero coupon
non-guaranteed
and unsecured convertible notes due 2021 in the principal amount of US$35.0 million, of which US$30.0 million is held by Mercer Investments (Singapore) Pte. Ltd., an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., and US$5.0 million is held by Mandra iBase Limited, one of our existing shareholders. The convertible notes are non-interest
bearing, except when, subject to certain exceptions, an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. In April 2021, we fully redeemed such US$35.0 million of convertible notes.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2014 Stock Incentive Plan”, “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2017 Stock Incentive Plan,” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2021 Share Incentive Plan.”
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
In 2019, 2020 and 2021, we purchased ad inventory from and placed ads on the game apps of Shenzhen Weixunyitong in the amount of RMB11.6 million, nil and nil, respectively. In 2017 and 2018, we also sub-leased
office space from Shenzhen Weixunyitong for amounts of RMB1.6 million and RMB0.5 million, respectively. We terminated the lease contract in 2018 and had nil lease expense from Shenzhen Weixunyitong in 2019. As of December 31, 2019, 2020 and 2021, we had aggregate amounts of RMB56 thousand, nil and nil, respectively, due to Shenzhen Weixunyitong.
Transactions with Guangzhou Tianlang Network Technology Co., Ltd
. Guangzhou Tianlang Network Technology Co., Ltd., or Guangzhou Tianlang, engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Guangzhou Tianlang.
In 2019, 2020 and 2021, we provided certain SAAS Businesses and targeted marketing to Guangzhou Tianlang in an amount of RMB0.3 million, nil and RMB0.1 million, respectively. As of December 31, 2019, 2020 and 2021, we had amount of nil, nil and RMB35 thousand, respectively, due from Guangzhou Tianlang. As of December 31, 2019, 2020 and 2021, we had amount of nil, nil and RMB54 thousand, respectively, due to Guangzhou Tianlang.
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
Voting Rights
. In respect of all matters subject to a shareholders’ vote, on a poll, each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the total common shares present in person or by proxy at the meeting.

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
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class, may be materially adversely varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation or issue of further shares ranking pari passu
with or subsequent to such existing class of shares. The rights of the shareholders shall not be deemed to be materially adversely varied by the creation or issued of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.
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
Inspection of Books and Records
. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.
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
non-PRC
holding companies.”
U.S. Federal Income Tax Considerations
The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A common shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”) and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.
This summary does not address U.S. federal estate, gift or other non-income
tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or Class A common shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons that acquire their ADSs or Class A common shares pursuant to any employee share option or otherwise as compensation;

•	persons that will hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar; or

•	persons that actually or constructively own 10% or more of our stock (by vote or value).
Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local and
non-U.S.
income and other tax considerations relevant to the ownership and disposition of our ADSs or Class A common shares in light of their particular circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our ADSs or Class A common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A common shares and their partners should consult their tax advisors regarding an investment in our ADSs or Class A common shares.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying Class A common shares represented by those ADSs for U.S. federal income tax purposes.
Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be classified as a passive foreign investment company ( “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

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
Assuming that we are the owner of our VIE for U.S. federal income tax purposes, and based upon an analysis of our income and assets and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs or Class A common shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive,
or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders unless we cease to be a PFIC and the U.S. Holder makes certain elections. The discussion below under “—Distributions” and “—Sale or Other Disposition” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.
Distributions
The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A common shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable
return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A common shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

An individual or other
non-corporate
U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A common shares, are listed on the Nasdaq Global Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.
For U.S. foreign tax credit purposes, dividends received on our ADSs or Class A common shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ADSs or Class A common shares to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.
Sale or Other Disposition of ADSs or Class A Common Shares
A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A common shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate
U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.
As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the sale or other disposition of our ADSs or Class A common shares may be subject to PRC income tax and will generally be U.S. source gains, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such PRC income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as PRC source, however. Notwithstanding this, pursuant to recently issued Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or Class A common shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.
Passive Foreign Investment Company Rules
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our ADSs or Class A common shares and any gain the U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ADSs or Class A common shares, unless the U.S. Holder makes a
“mark-to-market”
election as discussed below.
Distributions received by a U.S. Holder on our ADSs or Class A common shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or Class A common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the ADSs or Class A common shares;

•
amounts allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a
“pre-PFIC
year”), will be taxable as ordinary income; and

•
amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC
year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our
non-U.S.
affiliated entities are also PFICs, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such
non-U.S.
affiliate classified as a PFIC for purposes of the application of these rules.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market
election for such stock. If a U.S. Holder makes a valid
mark-to-market
election for the ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market
gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market
election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market
loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market
gains previously included in income with respect to such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market
election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market
election, and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market
income or loss described above during any period that we are not classified as a PFIC.
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
In addition, because, as a technical matter, a
mark-to-market
election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
U.S. Holders that own our ADSs or Class A common shares during any taxable year that we are a PFIC will generally be required to file an annual report with the IRS regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations relevant to holding and disposing of our ADSs or Class A common shares if we were, are, or become a PFIC, including the possibility of making a mark-to-market
election and the annual PFIC filing requirements, if any.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND
NON-U.S.
TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
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

As of December 31, 2021, we had Renminbi-denominated cash balance of approximately RMB74.4 million and U.S. dollar-denominated cash balance of US$2.5 million. Assuming we had converted RMB74.4 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, our U.S. dollar cash balance would have been US$14.2 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$13.1 million instead. Assuming we had converted US$2.5 million into Renminbi at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, our Renminbi cash balance would have been RMB90.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB92.2 million instead.
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

Persons depositing or withdrawing Class A common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of Class A common shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to the ADS holders had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. As of December 31, 2021, we did not receive reimbursement from the depositary.

PART II

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
For the period from July 25, 2018, the date that the

Registration Statement was declared effective by the SEC, to December 31, 2021, US$46 million of the net proceeds received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund potential investments and acquisitions of complementary businesses, assets and technologies. We also used US$10 million of the net proceeds for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1,
to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

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
or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2021. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021.
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

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees (1)	7,228	8,328
Tax fees (2)	371	260

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2020 and 2021, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices. The policy of our audit committee is to pre-approve
all audit and other service provided by Ernst & Young Hua Ming LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In June 2020, our board of directors approved our share repurchase program under which we may repurchase up to US$10 million of the ADSs or our common shares over the next 12 months. The share repurchase program was publicly announced on June 11, 2020. In 2021, we did not repurchase any shares under our share repurchase program.

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

Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
Our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In January 2022, our board of directors approved the 2021 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2021 share incentive plan. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.
See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—Certain judgments obtained against us by our shareholders may not be enforceable.”
Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Stock Market Rules.

Item 16H.	MINE SAFETY DISCLOSURE
Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Aurora Mobile Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 30, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.2	Registrant’s Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.4	Fourth Shareholders Agreement between the Registrant and other parties thereto dated May 10, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 29, 2020 (File No. 001-38587))

4.1	2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.2	2017 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on January 18, 2022 (File No. 333-262205))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 13, 2018 (File No. 333-225993))

4.6	Powers of Attorney among Shenzhen JPush and the shareholders of Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.7	English Translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.8	Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.9	Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.10	Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated August 5, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

Exhibit Number	Description of Document

4.11	English Translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated March 28, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.12	English Translation of the Term Loan Agreement between the Registrant and Shanghai Pudong Development Bank dated April 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on November 10, 2021 (File No. 001-38587))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the 20-F filed on April 12, 2021 (File No. 001-38587))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 14, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Aurora Mobile Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) . In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
Shenzhen, the People’s Republic of China
April 1
4
, 2022

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		356,115	90,552	14,210
Restricted cash		115	164,030	25,740
Derivative assets		100	5,989	940
Short-term investments	19	80,000	30,000	4,708
Accounts and notes receivable, net of allowances of RMB43,820 and RMB37,690 (US$5,914) as of December 31, 2020 and 2021, respectively	3	44,886	43,860	6,883
Prepayments and other current assets	4	49,013	46,670	7,323
Amounts due from related parties	16	—	35	5

Total current assets		530,229	381,136	59,809

Non-current assets:
Property and equipment, net	5	73,522	62,179	9,757
Intangible assets, net	6	9,519	5,398	847
Long-term investments	7	168,526	141,926	22,271
Other non-current assets		5,631	4,898	769

Total non-current assets		257,198	214,401	33,644

Total assets		787,427	595,537	93,453

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loan	8	—	150,000	23,538
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB16,564 and RMB17,529 (US$2,751) as of December 31, 2020 and 2021, respectively)		16,592	18,292	2,870
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB104,681 and RMB115,900 (US$18,187) as of December 31, 2020 and 2021, respectively)	9	109,182	119,991	18,829
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB66,772 and RMB64,527 (US$10,126) as of December 31, 2020 and 2021, respectively)	10	109,136	85,305	13,388
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of nil and RMB54 (US$8) as of December 31, 2020 and 2021, respectively)	16	—	54	8
Convertible notes	13	225,229	—	—

Total current liabilities		460,139	373,642	58,633

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of nil and RMB560 (US$88) as of December 31, 2020 and 2021, respectively)		—	2,607	409
Deferred revenue (including non-current deferred revenue of the VIE without recourse to the Company of RMB561 and RMB569 (US$89) as of December 31, 2020 and 2021, respectively)	9	6,049	3,845	603

Total non-current liabilities		6,049	6,452	1,012

Total liabilities		466,188	380,094	59,645

Commitments and contingencies	14

Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2020 and 2021; 4,920,000,000 shares authorized as of December 31, 2020 and 2021, 61,392,170 shares and 62,036,273 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	15	37	38	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2020 and 2021; 30,000,000 shares authorized as of December 31, 2020 and 2021, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	15	11	11	2
Additional paid-in capital		988,812	1,021,961	160,368
Accumulated deficit		(678,434)	(819,018)	(128,522)
Accumulated other comprehensive income		10,813	12,451	1,954

Total shareholders’ equity		321,239	215,443	33,808

Total liabilities and shareholders’ equity		787,427	595,537	93,453

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
Revenues (including related party amounts of RMB266, nil and RMB100 (US$16) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	906,458	471,614	357,322	56,072
Cost of revenues (including related party amounts of RMB11,600, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively)		(649,596)	(265,436)	(92,393)	(14,498)

Gross profit		256,862	206,178	264,929	41,574

Operating expenses
Research and development		(176,248)	(174,597)	(206,722)	(32,439)
Sales and marketing		(118,548)	(102,319)	(116,415)	(18,268)
General and administrative		(109,291)	(119,087)	(79,922)	(12,542)

Total operating expenses		(404,087)	(396,003)	(403,059)	(63,249)

Loss from operations		(147,225)	(189,825)	(138,130)	(21,675)

Foreign exchange gain / (loss)		435	10	(3,376)	(530)
Interest income		6,300	6,131	6,597	1,035
Interest expense		(11,118)	(11,724)	(8,815)	(1,383)
Other income / (expenses)	18	38,812	(30,814)	(2,908)	(456)
Change in fair value of structured deposits		3,117	1,233	20	3
Change in fair value of foreign currency swap contract		—	—	6,060	951

Loss before income taxes		(109,679)	(224,989)	(140,552)	(22,055)

Income tax expense	12	(162)	(86)	(32)	(5)

Net loss		(109,841)	(225,075)	(140,584)	(22,060)

Net loss attributable to Aurora Mobile Limited’s shareholders		(109,841)	(225,075)	(140,584)	(22,060)
Net loss attributable to common/ordinary shareholders		(109,841)	(225,075)	(140,584)	(22,060)

Net loss per share for class A and class B common shares:	15
Class A common shares - basic and diluted		(1.43)	(2.91)	(1.78)	(0.28)
Class B common shares - basic and diluted		(1.43)	(2.91)	(1.78)	(0.28)
Shares used in net loss per share computation:
Class A common shares - basic and diluted		59,721,341	60,415,978	61,809,501	61,809,501
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments		(2,037)	4,450	1,638	257

Total other comprehensive (loss)/income, net of tax		(2,037)	4,450	1,638	257

Total comprehensive loss		(111,878)	(220,625)	(138,946)	(21,803)

Comprehensive loss attributable to Aurora Mobile Limited		(111,878)	(220,625)	(138,946)	(21,803)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	76,548,012	48	(3,165)	944,500	8,400	(348,123)	601,660
Net loss	—	—	—	—	—	(109,841)	(109,841)
Cumulative effect of adoption of ASC 606	—	—	—	—	—	4,605	4,605
Translation adjustments	—	—	—	—	(2,037)	—	(2,037)
Exercise and vesting of share-based awards	1,125,648	—	38,725	(35,049)	—	—	3,676
Repurchased shares	(567,434)	—	(37,559)	—	—	—	(37,559)
Share-based compensation (Note 11)	—	—	—	47,284	—	—	47,284

Balance as of December 31, 2019	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788
Net loss	—	—	—	—	—	(225,075)	(225,075)
Translation adjustments	—	—	—	—	4,450	—	4,450
Exercise and vesting of share-based awards	1,286,133	—	1,999	3,219	—	—	5,218
Share-based compensation (Note 11)	—	—	—	28,858	—	—	28,858

Balance as of December 31, 2020	78,392,359	48	—	988,812	10,813	(678,434)	321,239

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	78,392,359	48	988,812	10,813	(678,434)	321,239
Net loss	—	—	—	—	(140,584)	(140,584)
Translation adjustments	—	—	—	1,638	—	1,638
Exercise and vesting of share-based awards	644,103	1	2,937	—	—	2,938
Share-based compensation (Note 11)	—	—	30,212	—	—	30,212

Balance as of December 31, 2021	79,036,462	49	1,021,961	12,451	(819,018)	215,443

Balance as of December 31, 2021 in US$		8	160,368	1,954	(128,522)	33,808

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(109,841)	(225,075)	(140,584)	(22,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	30,059	37,704	27,337	4,290
Amortization of intangible assets	2,307	4,366	4,481	703
Unrealized exchange gain	(1,731)	(90)	—	—
Allowance for doubtful accounts	20,054	18,732	(246)	(39)
Interest expenses, net	8,094	7,931	2,857	448
Impairment of long-term investments	—	38,739	25,370	3,981
Impairment of property and equipment	—	10,952	—	—
Impairment of amount due from related companies	—	479	—	—
Impairment of loans	—	4,500	528	83
Loss/(gain) on disposal of property and equipment	15	23	(821)	(129)
Gain on an equity investment sold	(6,778)	—	—	—
Unrealized gain on equity investments held	(17,298)	—	—	—
Change in fair value of structured deposits	(3,117)	(1,233)	(20)	(3)
Change in fair value of foreign currency swap contract	—	—	(6,060)	(951)
Share-based compensation expenses	47,284	28,858	30,212	4,741

Changes in operating assets and liabilities,
Accounts and notes receivable	(25,443)	71,799	1,271	199
Prepayments and other current assets	1,149	43,281	13,572	2,130
Amounts due from related parties	4,043	43	(35)	(5)
Other non-current assets	702	11	370	58
Accounts payable	1,220	(3,403)	1,699	267
Deferred revenue and customer deposits	19,027	29,520	8,605	1,350
Tax payable	162	(115)	(81)	(13)
Accrued interest related to convertible notes	—	—	(21,049)	(3,303)
Accrued liabilities and other current liabilities	13,219	8,908	(25,596)	(4,015)
Amounts due to related parties	(8,809)	(56)	54	8
Other non-current liabilities	(76)	(64)	1,486	233

Net cash (used in)/provided by operating activities	(25,758)	75,810	(76,650)	(12,027)

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	(995,000)	(470,169)	—	—
Proceeds from maturities of short-term investments	—	391,964	50,000	7,846
Proceeds from maturities of structured deposits	1,000,201	—	—	—
Purchase of long-term investments	(47,286)	(36,012)	—	—
Proceeds from an equity investment sold	10,000	—	—	—
Investment in loans	—	(8,000)	(2,000)	(314)
Investment in convertible loans	(8,000)	—	(4,859)	(762)
Purchase of property and equipment	(39,494)	(19,685)	(16,291)	(2,556)
Proceeds from disposal of property and equipment	199	133	2,238	351
Purchase of intangible assets	(9,586)	(2,646)	(2,646)	(415)

Net cash (used in)/provided by investing activities	(88,966)	(144,415)	26,442	4,150

Cash flows from financing activities:

Proceeds from short-term bank loan	—	—	150,000	23,538
Proceeds from issuance of common shares	—	—	1	—
Repurchase of ordinary shares	(37,559)	—	—	—
Repayment of convertible note s	—	—	(207,459)	(32,555)
Proceeds from exercise of share options	3,676	315	2,938	461

Net cash (used in)/provided by financing activities	(33,883)	315	(54,520)	(8,556)

Effect of exchange rate on cash and cash equivalents and restricted cash	3,504	(7,054)	3,080	483

Net decrease in cash and cash equivalents and restricted cash	(145,103)	(75,344)	(101,648)	(15,950)

Net decrease in cash and cash equivalents and restricted cash	(145,103)	(75,344)	(101,648)	(15,950)

Cash, cash equivalents and restricted cash at the beginning of year	576,677	431,574	356,230	55,900

Including:
Cash and cash equivalents at the beginning of the year	576,562	431,459	356,115	55,882
Restricted cash at the beginning of the year	115	115	115	18
Cash, cash equivalents and restricted cash at the end of year	431,574	356,230	254,582	39,950

Including:
Cash and cash equivalents at the end of the year	431,459	356,115	90,552	14,210
Restricted cash at the end of the year	115	115	164,030	25,740
Supplemental disclosures of cash flow information:
Income tax paid	—	195	182	29
Interest expense paid	—	—	4,513	708
Non-cash investing and financing activities:
Acquisition of long-term investments	27,410	8,000	—	—
Purchase of property and equipment included in accrued liabilities and other current liabilities	4,140	1,355	2,484	390
Purchase of intangible assets included in accrued liabilities and other current liabilities	—	2,503	—	—

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
The following is a summary of the VIE agreements:
Exclusive Option Agreements
Pursuant to the exclusive option agreements entered into between VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person (s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	115,713	55,946	8,779
Restricted cash	115	158,032	24,799
Short-term investment s	50,000	30,000	4,708
Accounts and notes receivable, net	44,539	43,415	6,813
Prepayments and other current assets	27,915	37,807	5,933
Amounts due from the Company and its subsidiaries	58,291	69,405	10,891
Amounts due from related parties	—	35	5

Total current assets	296,573	394,640	61,928

Non-current assets:
Property and equipment, net	45,928	45,068	7,072
Intangible assets, net	9,491	5,398	847
Long-term investments	113,408	90,618	14,220
Other-non current assets	4,719	3,298	518

Total non-current assets	173,546	144,382	22,657

Total assets	470,119	539,022	84,585

LIABILITIES:

Current liabilities:
Accounts payable	16,564	17,529	2,751
Deferred revenue and customer deposits	104,681	115,900	18,187
Accrued liabilities and other current liabilities	66,772	64,527	10,126
Amounts due to the Company and its subsidiaries	224,124	389,063	61,053
Amounts due to related parties	—	54	8

Total current liabilities	412,141	587,073	92,125

Non-current liabilities:
Amounts due to the Company and its subsidiaries	297,000	277,000	43,467
Deferred r evenue	561	569	89
Other non-current liabilities	—	560	88

Total non-current liabilities	297,561	278,129	43,644

Total liabilities	709,702	865,202	135,769

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	900,454	465,066	351,243	55,118
Cost of revenues	(628,109)	(248,637)	(83,259)	(13,065)
Net loss	(95,829)	(173,865)	(100,782)	(15,815)
Net cash provided by operating activities	16,059	168,971	68,336	10,723
Net cash used in investing activities	(34,451)	(108,450)	(186)	(29)
Net cash provided by/(used in) financing activities	197,943	(156,124)	30,000	4,708
There were no pledges or collateralization of the VIE’s assets as of December 31, 2020. As of December 31, 2021, RMB157,900 (US$24,778) of the restricted cash balance represents deposits held as collateral for the Company’s short-term loan with Shanghai Pudong Development Bank.
The amount of net liabilities of the VIE was RMB239,583 and RMB326,180 (US$51,184) as of December 31, 2020 and 2021, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

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

Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, volume rebates relates to targeted marketing service, useful lives of property and equipment and intangible assets, valuation of intangible asset acquisition, impairment of long-lived assets, fair value measurements and impairment for equity investments without readily determinable fair value, impairment of loans receivables, including due from related parties, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative assets and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December 30, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
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
Restricted cash
Restricted cash balance mainly represents (a) cash granted by the government for certain approved technology research and development projects, which are not available for use until the Company obtains pre-approval
from the government; and (b) deposits held in designated bank accounts as collateral for the Company’s short-term bank loan and foreign exchange swap contract, which are not available for the Company’s general use for operations.
Derivative assets
Derivative assets include (a) embedded derivatives separated from the host contract of bank structured deposits with interest rates indexed to the gold price index, which are measured at fair value in the condensed consolidated balance sheets; and (b) balances from the Company’s foreign currency swap contract with Shanghai Pudong Development Bank to reduce volatility in the Company’s economic value caused by foreign currency fluctuations. The foreign currency swap contract is not designated as hedges. Both embedded derivatives and the foreign currency swap contract are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of comprehensive loss.
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
Costs related to construction of property and equipment incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use. For the years ended December 31, 2020 and 2021, the Company’s construction in progress balance mainly included leasehold improvements. Expenditures for repair and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. Intangible assets represent acquired computer software, systems and technology. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, which are as follows:
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
. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2019, 2020 and 2021, the impairment recognized for long-lived assets were nil, RMB10,952 and nil, respectively.
Long-term investments
The Company’s long-term investments consist of equity investments without readily determinable fair value.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)
Long-term investments (continued)

The Company accounts for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. The Company r ecognized nil, RMB38,739 and RMB25,370 (US$3,981) impairment in other income/(expense) in the
consolidated statement of comprehensive loss for the years ended December 31, 2019, 2020 and 2021.
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
505-30
Treasury Stock
. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a plan to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market (the “Repurchase Plan”). As of December 31, 2021, under the Repurchase Plan, the Company had repurchased an aggregate of 920,606 ADSs, representing 613,737 Class A common shares on the open market for a total cash consideration of US$5.91 million.
Revenue recognition
Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenues are presented net of value-added tax collected on behalf of the government.
Starting from 2020, the Company has changed the classification of revenue in the consolidated statements of comprehensive loss by reclassifying revenue from developer services and vertical applications, formerly named as other SAAS products, to revenues under SAAS Businesses. Revenue for the year ended December 31, 2019 were not retrospectively adjusted and continued to be presented under the prior reclassification. The Company generates revenues primarily through SAAS Businesses, formerly named as “SaaS products” and targeted marketing.

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
Starting from January 1, 2021, the Company has fully exited the Target Marketing business and financial results since then only reflect SAAS Businesses.
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
The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”) , one-click verification services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. Customers pay for SMS and one-click verification services based on the pre-agreed the rate per message and the number of messages delivered. The Company acts as the principal in the SMS and one-click verification services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages delivered. For value-added services, the Company built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
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
Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2020 and 2021, respectively.
Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue” on the consolidated balance sheets. Revenue recognized for the years ended December 31, 2020 and 2021 that was included in contract liabilities as of January 1, 2020 and 2021 was
RMB34,449
and
RMB62,790 (US$9,853)
,

respectively. A summary of contract liabilities is as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$

Contract liabilities	71,141	80,405	12,617
Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.
As of December 31, 2020 and 2021, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB31,951 and
RMB42,019 (US$6,594)
,

respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.
Costs of revenues
Cost of revenues consists primarily of the cost of purchasing ad inventory associated with targeted marketing services and channel cost associated with JG Alliance, bandwidth cost, staff costs and depreciation of servers used for revenue generating services. Starting from January 1, 2021, the Company had fully exited the targeted marketing business and the cost of revenues since then is only incurred from SAAS Businesses.
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

Advertising expenses
Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB17,311, RMB9,789 and RMB12,767

(US$2,003) for the years ended December 31, 2019, 2020 and 2021, respectively.
Other income (expenses)
Other income/(expenses) includes impairment loss of financial assets, government grants and profit-sharing program with Depositary Bank related to ADSs depositary. For the year ended December 31, 2021, impairment losses of RMB25,370

(US$3,981) of long-term investments and RMB528

(US$83) of loans receivables are recognized. For the year ended December 31, 2020, impairment losses of RMB39,181 of long-term investments and RMB4,500 of loans receivables are recognized. No such impairment losses occurred for the years ended December 31, 2019. Income from profit- sharing program is recognized as non-current
deferred revenue over five-year period as specified in the contract based on certain parameters.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Government grants
Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of non-operating
nature with no further conditions to be met are recorded as
non-operating
income in “Other income (expenses)” when received. When the grant relates to an expense item, it is recognized in the consolidated statement of comprehensive loss over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets.
Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. The Company had no capital leases during the years presented.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB20,724, RMB10,556 and RMB16,714

(US$2,623) for the years ended December 31, 2019, 2020 and 2021, respectively.
Income taxes
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
Loss per share
In accordance with ASC 260,
Earning per Share
, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class
method. Under the
two-class
method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2021, the two-class
method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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
Concentration of risks
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, derivative assets, other receivables within prepayments and other current assets, short-term investments and accounts receivable.
The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents, derivative assets, short-term investments and restricted cash of RMB322,183 and RMB276,644 (US$43,412), respectively, were held at major financial institutions located in the PRC, and US$17,494 and US$2,186 (RMB13,927), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Concentration of suppliers
Approximately 57.7%, 71.0% and 46.4% of advertising costs were paid to three suppliers for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Concentration of risks (continued)

Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 2.34%
in 2021. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, derivative assets, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.
Impact of
COVID-19
During the year ended December 31, 2020,
COVID-19
has had limited impact on the Company’s operations, including revenues declined compared to the prior period partly due to weakness in demand as its customers in certain industries are negatively impacted by
COVID-19.
For the year ended December 31, 2021, there has been gradual recovery of the Company’s overall business operations resulting from improving health statistics in China, which has also lessened the impact of COVID-19 on performance of the Company. However, the pandemic is still one of the triggers for evaluating whether there is impairment, as such the Company has provided allowances for loans receivable and recognized impairment charges on its long-term investments in the year ended December 31, 2021.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Company’s estimates and assumptions, including the allowance for accounts and the valuation of certain equity investments subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods. The extent of the impact of the
COVID-19
on the Company’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the
COVID-19
on overall demand for travel, all of which are highly uncertain and beyond the control of the Company and the impact cannot be reasonably estimated at this time.

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

In February 2016, the FASB issued ASU
No. 2016-02,
Leases (
Topic 842
)
(“ASU 2016-02”). ASU 2016-02 modifies existing guidance for
off-balance
sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. The Company is required to adopt ASU 2016-02 and the respective updates for annual reporting periods beginning after December 15, 2021. The Company will adopt this new standard from January 1, 2022 using a modified retrospective transition method and selects the transition option to continue to apply the legacy guidance in ASC 840,
Leases
, including its disclosure requirements. The Company will also elect the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. The Company currently believes the most significant change will be related to the recognition of right-of-use
assets and lease liabilities on the Company’s balance sheet for certain in-scope
operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

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
In January 2020, the FASB issued ASU
2020-01,
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323)
,
and Derivatives and Hedging
(Topic 815) - Clarifying the Interactions
between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company will adopt the guidance on January 1, 2022, and expect no impact on the consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08,
Business Combinations (Topic 805) : Accounting for Contract Assets and Contract Liabilities from
Contracts with Customers
(ASU 2021-08) , which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606,
R
evenue
from
C
ontracts
with
C
ustomers (
T
opic
606)
. This guidance will be effective for the Company in the first quarter of 2023 on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832) : Disclosure by Business Entities about Government Assistance (ASU 2021-10) , which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance will be effective for the Company in the year ended December 31, 2022, with early adoption permitted. The Company does not expect any material impact on the consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3	Accounts and notes receivable, net

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts and notes receivable	88,706	81,550	12,797
Less: allowance for doubtful accounts	(43,820)	(37,690)	(5,914)

Total accounts and notes receivable, net	44,886	43,860	6,883

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of year	28,516	43,820	6,876
Provisions	18,732	(246)	(39)
Write-offs	(3,428)	(5,884)	(923)

Balance at end of year	43,820	37,690	5,914

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

4	Prepayments and other current assets
Prepayments and other current assets consist of the following:

			As of December 31,
			2020	2021
			RMB	RMB	US$
Receivables on behalf of third party advertising companies	(i	)	—	12,599	1,977
Prepaid service fee			12,028	11,410	1,790
VAT and other surcharges			10,467	5,618	882
Investment in a convertible loan			—	4,221	662
Loans granted to equity investees	(ii	)	500	3,000	471
Office rental deposit			636	919	144
Prepaid media cost			—	551	87
Receivables from sales of shares on behalf of employees			11,060	180	28
Refund from prepaid media cost			6,838	—	—
Others			7,484	8,172	1,282

Total prepayments and other current assets			49,013	46,670	7,323

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the receivables the Company acts as agent and collects on behalf of third party advertising companies for targeted marketing related services.

(ii)
For the years ended December 31, 2019, 2020 and 2021, the Company recognized impairment charges on loans granted to equity investees of nil,
RMB4,500 and RMB528 (US$83)
.

The Company evaluates the impairment of the equity investments without readily determinable fair value along with loans the Company granted to those investees.

5	Property and equipment, net
Property and equipment consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Office furniture and equipment	4,414	4,744	744
Computer equipment and servers	162,587	163,392	25,640
Leasehold improvements	100	5,451	855
Construction-in progress	2,840	85	13
Less: Accumulated depreciation and impairment	(96,419)	(111,493)	(17,495)

Total property and equipment, net	73,522	62,179	9,757

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5	Property and equipment, net (continued)

The Company recognized impairment charges on property and equipment of RMB10,952 for the year ended December 31, 2020, which was a result of the Company’s “Going-Cloud” project undertaken. No impairment loss charges were recognized on property and equipment for the years ended December 31, 2019 and 2021.
Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 were RMB30,059, RMB37,704 and RMB27,337 (US$4,290), respectively.

6	Intangible assets, net
Intangible assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Acquired computer software, systems and technology	15,693	13,623	2,138
Less: Accumulated amortization	(6,174)	(8,225)	(1,291)

Total intangible assets, net	9,519	5,398	847

No impairment charges were recognized on intangible assets for the years ended December 31, 2019, 2020 and 2021, respectively.
The weighted average amortization period of intangible assets were 4.2 years, 3.9 years and 4.0 years for the years ended December 31, 2019, 2020 and 2021, respectively.
Amortization expense of intangible assets were RMB2,307, RMB4,366 and, RMB4,481 (US$703) for the years ended December 31, 2019, 2020 and 2021, respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

6	Intangible assets, net (continued)

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2022	2,782	437
2023	2,080	326
2024	522	82
2025	14	2
2026	—	—
There were no intangible assets with an indefinite useful life as of December 31, 2020 and 2021.

7	Long-term investments
Equity investments without readily determinable fair value

As of December 31, 2020, the carrying amount of the Group’s equity investments was RMB168,526, net of RMB38,739 in accumulated impairment.
As of December 31, 2021, the carrying amount of the Group’s equity investments was RMB141,926 (US$22,271), net of RMB63,902

(US$10,028) in accumulated impairment.
Impairment charges recognized on equity investments without readily determinable fair value was nil, RMB38,739 and RMB25,370

(US$3,981) for the years ended December 31, 2019, 2020 and 2021.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

7	Long-term investments (continued)

Total unrealized and realized gains and losses of equity investments without readily determinable fair values in 2019, 2020 and 2021 were as follows:

	For the years ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	17,298	—	—	—
Gross unrealized losses (downward adjustments including impairment)	—	(39,181)	(25,370)	(3,981)

Net unrealized gains/losses on equity investments held	17,298	(39,181)	(25,370)	(3,981)
Net realized gains on equity investments sold	6,778	—	—	—

Total net gains/losses recognized in other income, net	24,076	(39,181)	(25,370)	(3,981)

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

8	Short-term loan

	As of December 31,
	2020	2021
	RMB	RMB	US$
Short-term bank borrowings	—	150,000	23,538

As of December 31, 2020, the Company does not have any short-term loan.
In April 2021, the Group borrowed a secured RMB denominated loan of RMB150,000

(US$23,538) with a fixed interest rate of 4.35% for a
one-year
term from the Shanghai Pudong Development Bank.
As of December 31, 2021, the total deposits in restricted cash pledged for the short-term loan was
RMB157,900

(US$24,778)
.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

9	Deferred revenue and customer deposits
Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred revenue	71,141	80,405	12,617
Customer deposits	38,041	39,586	6,212

Total deferred revenue and customer deposits – current	109,182	119,991	18,829

Deferred revenue - non-current	6,049	3,845	603

Roll-forward of customer deposits:

	Year ended December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of year	37,923	38,041	5,969
Cash received from customers during the year	374,811	225,976	35,461
Revenue recognized during the year	(363,963)	(220,333)	(34,575)
Refunds paid during the year	(10,730)	(4,098)	(643)

Balance at end of the year	38,041	39,586	6,212

10	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

		As of December 31,
		2020	2021
		RMB	RMB	US$
Accrued payroll and welfare payables		59,511	52,947	8,309
Other taxes and surcharge		19,360	9,932	1,559
Service fees		5,481	5,233	821
Acquisition of intangible assets, property and equipment		3,858	840	132
Government grant		4,564	4,500	706
Rental and property management fee		3,278	3,418	536
Payables for sales of employees’ shares		10,308	180	28
Payables to third party advertising companies	(i)	—	4,066	638
Others		2,776	4,189	659

Total accrued liabilities and other current liabilities		109,136	85,305	13,388

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the payments to third party advertising companies for targeted marketing related services as the Company acts as agent.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation
Share option plans
2014 Incentive Plan
On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2021, 37,911 shares remain available for grant under the 2014 Plan.
2017 Incentive Plan
On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2021, 934,572 shares remain available of grant under the 2017 Plan.
2021 Incentive Plan
In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of December 31, 2021, 4,000,000 shares remain available of grant under the 2021 Plan.
The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017 and 2021 Plans. The awards are subject to multiple service vesting periods arranging from 1 to 4 years, and will expire 10 years after the date of award. Upon the termination of the Grantee’s
c
ontinuous
s
ervice, the Company has the right to repurchase the vested award or shares obtained.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation (continued)

Share options
The following table summarizes the share option activity for the year ended December 31, 2021:

Options Granted to Employees and Directors	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2020	7,200,816	8.48	17.03	7.27	232,933

Granted	1,367,791	7.26	24.61	—	—
Forfeited	652,406	11.77	21.07	—	—
Expired	—	—	—	—	—
Exercised	549,007	5.50	9.19	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2021	7,367,194	8.18	18.66	6.09	48,464

Vested and expected to vest at December 31, 2021	7,367,194	8.18	18.66	6.09	48,464

Vested at December 31, 2021	5,496,609	7.73	14.37	5.35	35,908

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2020 and 2021 and the option’s respective exercise price.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 were RMB50.18, RMB18.97 and RMB24.61

(US$3.86), respectively.
The aggregate fair value of options vested and recognized as expenses as of December 31, 2019, 2020 and 2021 were RMB47,284, RMB28,858 and RMB30,212

(US$4,741), respectively.
Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 were RMB53,338, RMB38,585 and RMB24,640

(US$3,867), respectively.
The aggregate unrecognized share-based compensation expense was RMB17,366 (US$2,725) as of December 31, 2021, which the Company expects to recognize over an estimated weighted-average period of 1.86 years.

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
The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021
Risk-free interest rate	1.65% - 2.54%	0.63% - 1.88%	0.94% - 1.70%
Dividend yield	0%	0%	0%
Expected volatility	44.23% - 44.71%	44.37% - 47.83%	47.45% - 56.62%
Weighted average expected volatility	44.53%	46.37%	50.26%
Expected exercise multiple	2.5	2.5 - 2.8	2.2 - 2.8

(i)
Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.

(ii)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(iii)	Expected volatility – Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(iv)	Expected exercise multiple – Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

11	Share-based compensation (continued)

Restricted share units
Starting from September 4, 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).
A summary of the restricted share units for the year ended December 31, 2021 was stated below:

Restricted Share Units Granted to Employees and Directors	Number of Share Units	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2020	95,094	—	20.37	10.66	3,751

Granted	119,568	—	13.92	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	95,096	—	19.09	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2021	119,566	—	14.94	9.88	1,189

Vested and expected to vest at December 31, 2021	119,566	—	14.94	9.88	1,189

Exercisable at December 31, 2021	—	—	—	—	—

The weighted average grant-date fair value per share of restricted share units granted for the years ended December 31, 2019, 2020 and 2021 were RMB45.09, RMB20.41 and RMB13.92 (US$2.18), respectively.
As of December 31, 2021, there was RMB1,144

(US$180) of unrecognized share-based compensation cost related to restricted shares, which the Company expects to recognize over an estimated weighted-average period of 0.86 year.
Total compensation costs recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of Revenue	73	4	41	6
Research and development	12,819	7,176	13,801	2,166
Sales and marketing	6,040	3,965	2,609	409
General and administrative	28,352	17,713	13,761	2,160

Total	47,284	28,858	30,212	4,741

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes
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
China
Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply
for the HNTE certificate when the prior certificate expires. The certificate of high and new technology enterprise of the VIE was obtained in November 2016 and expired in November 2019. The VIE obtained the certificate of high and new technology enterprise in December 2019 with a validity period of three years starting from December 2019 onwards. It was entitled to the preferential rate of 15% for 2019,2020 and 2021. In early 2021, the WFOE was recognized as an HNTE and was eligible for 15% preferential tax rate from 2020 to 2022.
The Company’s loss before income taxes consists of:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cayman Islands	(16,716)	(31,966)	(23,555)	(3,696)
British Virgin Islands	(30)	(27)	(2)	—
Hong Kong	(3,097)	(1,790)	(1,564)	(245)
China	(89,836)	(191,206)	(115,431)	(18,114)

Total loss before income taxes	(109,679)	(224,989)	(140,552)	(22,055)

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes (continued)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax expense	(162)	(86)	(32)	(5)
Deferred tax benefit	—	—	—	—

Total income tax expense	(162)	(86)	(32)	(5)

Reconciliation between expenses of income taxes
Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Loss before income tax	(224,989)	(140,552)	(22,055)
Income tax expense computed at PRC statutory rate (25%)	(56,247)	(35,138)	(5,514)
International tax rate differential	8,151	6,023	945
Preferential tax rate	21,963	21,437	3,364
Deferred tax items tax rate differential	(23,337)	(22,935)	(3,599)
Research and development super-deduction	(27,455)	(32,595)	(5,115)
Non-deductible expenses	7,132	8,092	1,270
Deferred tax expenses	347	—	—
Recognition of prior year tax loss/ Expired prior year tax loss	3,382	(4,851)	(761)
Changes in valuation allowance	66,150	59,999	9,415

Income tax expense	86	32	5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Income taxes (continued)

Deferred tax assets and liabilities
The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Provision for doubtful debts	23,418	27,327	4,288
Accrued expense	10,841	12,923	2,028
Net operating loss carry forward	164,559	218,042	34,216
Government grant related to assets	684	1,411	221
Property and equipment depreciation	144	—	—
Estimated liabilities	7	—	—
Less: Valuation allowance	(188,119)	(248,118)	(38,935)
Total deferred tax assets	11,534	11,585	1,818
Deferred tax liabilities
Property and equipment depreciation	—	(867)	(136)
Net unrealized gain on equity investments held	(3,564)	(3,564)	(559)
Unrealized loan interest income	(7,970)	(7,154)	(1,123)
Total deferred tax liabilities	(11,534)	(11,585)	(1,818)
Net deferred tax assets	—	—	—
Net deferred tax liabilities	—	—	—

The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis.
The
Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2020 and 2021. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
The Company had deferred tax assets related to net operating loss carry forwards of
RMB164,559
and RMB218,042

(US$34,216) from its WFOE and the VIE in China as of December 31, 2020 and 2021, which can be carried forward to offset taxable income. The net operating loss of WOFE and VIE will expire in years 2022 to 2031 if not utilized.
The Company did not record any dividend withholding tax, as there were no undistributed earnings arising from the WFOE noted as of December 31, 2020 and 2021.
As of December 31, 2020 and 2021, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the year ended December 31, 2020 and 2021. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.
In accordance with relevant PRC tax administration laws, the tax year from
2016 through 2021 remain open to examination by the respective tax authorities.
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
During 2021
,
US$35 million of convertible notes due in April 2021 were fully repaid
. As of December 31, 2021, the balance of convertible notes was nil.
The principal amount, contingent redemption feature, contingent interest feature and debt issuance costs as of December 31, 2021 were as follows:

	As of December 31, 2020	Charge to profit and loss	Redemption	Foreign currency translation adjustment	As of December 31, 2021
	RMB	RMB	RMB	RMB	RMB	US$
Principal amount	228,372	—	(228,508)	136	—	—

Contingent redemption feature, contingent interest feature and debt issuance costs	(3,143)	3,108	—	35	—	—

Total	225,229	3,108	(228,508)	171	—	—

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14	Commitments and contingencies
Operating lease commitments
The Company leases office premises in the PRC under
non-cancellable
operating leases ranging from one year to five years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
Total operating lease expenses were RMB16,380 and RMB16,584 and RMB12,707

(US$1,994) for the years ended December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2021, future minimum payments under
non-cancellable
operating leases were as follows:

	RMB	US$
2022	9,333	1,465
2023	6,577	1,032
2024	5,381	844
Total	21,291	3,341

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents. There are no lease payments in 2025 and after.
Capital commitments
As of December 31, 2021, future minimum payment under
non-cancellable
purchase commitment for consulting service is nil.

15	Share capital
During the year ended December 31, 2019, the Company
had repurchased under the Repurchase Plan an aggregate of 920,606 ADSs, representing 613,737 Class A common shares. As of December 31, 2019, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase cost on the consolidated balance sheets. As at December 31, 2019, there were 60,106,037 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.
During the year
s
ended December 31, 2020 and 2021, no ADS were repurchased by the Company. As of December 31, 2020 and 2021, total share repurchased under the Repurchase Plan was an aggregate of 920,606 ADSs, representing 613,737 Class A common shares.
As at December 31, 2020, there were 61,392,170 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.
As at December 31, 2021, there were 62,036,273 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

15	Share capital (continued)

Basic and diluted loss per share is calculated as follows:

	For the year ended December 31, 2019		For the year ended December 31, 2020		For the year ended December 31, 2021
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(85,502)	(24,339)	(175,650)	(49,425)	(110,258)	(17,301)	(30,326)	(4,759)
Net loss attributable to common shareholders	(85,502)	(24,339)	(175,650)	(49,425)	(110,258)	(17,301)	(30,326)	(4,759)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	59,721,341	17,000,189	60,415,978	17,000,189	61,809,501	61,809,501	17,000,189	17,000,189

Basic and diluted loss per share	(1.43)	(1.43)	(2.91)	(2.91)	(1.78)	(0.28)	(1.78)	(0.28)
For the years ended December 31, 2019, 2020 and 2021, the
two-class
method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company. The effect of all outstanding share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

16	Related party transactions
The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16	Related party transactions (continued)

Details of related party balances as of December 31, 2020 and 2021 are as follows:
16.1 Amounts due from related parties

			As of December 31,
			2020	2021
			RMB	RMB	US$
Guangzhou Tianlang Network Technology Co., Ltd.			—	35	5

Total amounts due from related parties	(i	)	—	35	5

16.2	Amounts due to related parties

			As of December 31,
			2020	2021
			RMB	RMB	US$
Guangzhou Tianlang Network Technology Co., Ltd.			—	54	8

Total amounts due to related parties	(i	)	—	54	8

Details of related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows:

16.3	Transactions with related parties

				For the year ended December 31,
			2019	2020	2021
			RMB	RMB	RMB	US$
Services provided to:	(i	)
Guangzhou Tianlang Network Technology Co., Ltd.			266	—	100	16

Services received from:	(ii	)
Shenzhen Weixunyitong Information Technology Co.,Ltd.			11,600	—	—	—

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16	Related party transactions (continued)

(i)
The Company entered into agreements with Guangzhou Tianlang Network Technology Co., Ltd. to provide advertising services and JG Alliance service in 2021 and to provide certain data solutions and targeted marketing services in 2019.

(ii)	The Company entered into an agreement with Shenzhen Weixunyitong Information Technology Co., Ltd to purchase ad inventory in 2019.

17	Revenues
Revenues consist of the following:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Targeted Marketing	696,190	213,662	—	—

SAAS Businesses
Developer Services	93,553	173,457	252,859	39,679
Vertical Applications	116,715	84,495	104,463	16,393

Total SAAS Businesses	210,268	257,952	357,322	56,072

Total revenues	906,458	471,614	357,322	56,072

For the years ended December 31, 2019, 2020 and 2021, revenues recognized at the point in time are RMB784,442, RMB342,542 and RMB222,856

(US$34,971), respectively. For the years ended December 31, 2019, 2020 and 2021, revenues recognized over time are RMB122,016, RMB129,072 and RMB134,466

(US$21,101), respectively.
Starting from January 1, 2021, the Company has fully exited the Target Marketing business and financial results since then only reflect SAAS Businesses.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

18	Other income (expenses)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Government grants	12,546	10,346	20,879	3,276
Gain on an equity investment sold (Note 7)	6,778	—	—	—
Unrealized gain on equity investments held (Note 7)	17,298	—	—	—
Impairment for long-term investments (Note 7)	—	(39,181)	(25,370)	(3,981)
Impairment for loan receivables (Note 4)	—	(4,500)	(528)	(83)
Income from ADR profit-sharing program	2,190	2,257	2,111	332
Others	—	264	—	—

Total	38,812	(30,814)	(2,908)	(456)

19	Short-term investments
Short-term
held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial intuitions for which the Company has the positive intent and ability to hold those securities to maturity.
Short-term investments classification as of December 31, 2020 and 2021 were shown as below:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB					RMB
Held-to-maturity debt investments	80,000	—	—	—	—	80,000

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Short-term investments (continued)

	As of December 31, 2021
	Cost or Amortized cost		Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB	USD					RMB	USD
Held-to-maturity debt investments	30,000	4,708	—	—	—	—	30,000	4,708
As of December 31, 2020, the Company’s short-term investments comprise primarily of principal guaranteed structured deposits placed with financial institutions with maturities within twelve months and interest rates indexed to gold price. The indexation of interest rates to gold prices are considered embedded derivatives that are separated from the host contract of bank structured deposits and are recorded separately in “Derivative assets” and measured at fair value in the consolidated balance sheets. The fair value of the derivatives assets is disclosed in Note 20.
As of December 31, 2021, the Company’s short-term investments only comprises of time deposits with original maturities over three months.

20	Fair value measurements
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

20	Fair value measurements (continued)

Assets and liabilities measured or disclosed at fair value
The Company measures bifurcated embedded redemption feature derivative of convertible notes at fair value on a recurring basis, which is classified within Level 3 as the fair value is measured based on risk-free interest rate, volatility, mature date, conversion price, and other factors. There are no derivative liabilities as of December 31, 2020 and 2021, respectively. For further information on the convertible notes see Note 13.
The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data. The Company had RMB100 and RMB5,989 (US$940) of derivative asset
s
as of December 31, 2020 and 2021 respectively.
The Company’s
non-financial
long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial
assets. The Company measures
non-recurring
fair value measurements as of the observable transaction dates. The fair value (Level 2) was evaluated for certain property and equipment based on quoted prices for similar assets in markets that are not active.
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
The Company measures certain financial assets, including equity securities accounted for at fair value using measurement alternative at fair value on a non-recurring
basis only if an impairment loss or upward valuation were to be recognized.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

20	Fair value measurements (continued)

For the year ended December 31, 2020, assets measured at fair value are summarized below:

		Fair value measurement at December 31, 2020 using
	Total Fair Value at December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis:
Derivative assets	100	—	100	—	—
Fair value measurement on a non-recurring basis:
Equity investments accounted for at fair value using the alternative measurement	—	—	—	—	(38,739)
Property and equipment, net	4,505	—	4,505	—	(10,952)

Total assets and liabilities measured at fair value	4,605	—	4,605	—	(49,691)
For the year ended December 31, 2021, assets measured at fair value are summarized below:

			Fair value measurement at December 31, 2021 using
	Total Fair Value at December 31, 2021		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	USD	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	5,989	940	—	5,989	—	5,989
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	585	92	—	—	585	(25,340)

Total assets and liabilities measured at fair value	6,574	1,032	—	5,989	585	(19,351)
(i) For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value. The Company recognized impairment charges of long-term investments during the year ended December 31, 2021.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

21	Subsequent Event
On January 27, 2022 (the “Effective Date”), the Company entered into a revolving Line of Credit Agreement (the “Agreement”) with Baosheng County Bank (“Baosheng Bank”). The Baosheng Bank Agreement provided the Company with a line of credit up to RMB10,000 (the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit. The Company may draw down from the Line of Credit at any time through the day immediately preceding the third annual anniversary of the Effective Date. Interest will be payable at the rate of 7.5% per annum, and payable monthly on a pro rata basis. On March 31, 2022, the Company has drawn down RMB10,000 from Baosheng Bank under the Agreement for general corporate purposes.

On March 8, 2022, the Company completed the acquisition of 52.37% of the equity interests in Wuhan SendCloud Technology Co., Ltd., (“SendCloud”), China’s leading Email API platform for consumer marketing and user-centric transactional email services, with total cash consideration of RMB34,473. At the same time, the Company issued 1,366,128 restricted shares to certain management members of SendCloud with a service vesting period of nine months.

22	Restricted net assets
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
Amounts of net assets restricted include
paid-in
capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB616,559 and RMB529,963 (US$83,163) as of December 31, 2020 and 2021, respectively.

23	Condensed financial information of the parent company
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

23	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2020	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	92,123	6,724	1,055
Restricted cash	—	5,998	941
Derivative assets	—	5,989	940
Due from the entities within the Group	6,930	6,871	1,078
Prepayments and other current assets	2,511	7,314	1,148

Total current assets	101,564	32,896	5,162

Non-current assets:
Long-term investments	494,394	400,809	62,896
Other receivables	—	638	100
Intangible assets, net	28	—	—

Total non-current assets	494,422	401,447	62,996

Total assets	595,986	434,343	68,158

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	150,000	23,538
Accrued liabilities and other current liabilities	2,018	2,258	354
Due to the entities within the Group	42,012	63,366	9,944
Convertible notes	225,229	—	—

Total current liabilities	269,259	215,624	33,836

Non-current liabilities:
Deferred revenue	5,488	3,276	514

Total non-current liabilities	5,488	3,276	514

Total liabilities	274,747	218,900	34,350

Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2020 and 2021; 4,920,000,000 shares authorized as of December 31, 2020 and 2021, 61,392,170 shares and 62,036,273 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	37	38	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2020 and 2021; 30,000,000 shares authorized as of December 31, 2020 and 2021, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2020 and 2021)	11	11	2
Additional paid-in capital	988,812	1,021,961	160,368
Accumulated deficit	(678,434)	(819,018)	(128,522)
Accumulated other comprehensive income	10,813	12,451	1,954

Total shareholders’ equity	321,239	215,443	33,808

Total liabilities and shareholders’ equity	595,986	434,343	68,158

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

23	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of Revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
Research and development	—	—	—	—
Sales and marketing	—	—	(553)	(87)
General and administrative	(14,389)	(15,938)	(17,785)	(2,791)
Share of losses of subsidiaries and VIE	(93,328)	(193,109)	(117,029)	(18,364)

Total operating expenses	(107,717)	(209,047)	(135,367)	(21,242)

Loss from operations	(107,717)	(209,047)	(135,367)	(21,242)

Foreign exchange loss, net	—	6	(3,351)	(525)
Interest income	2,754	544	363	57
Interest expense	(10,178)	(10,654)	(7,820)	(1,227)
Other income (loss)	5,300	(5,924)	(469)	(74)
Change in fair value of foreign currency swap contract	—	—	6,060	951

Loss before income taxes	(109,841)	(225,075)	(140,584)	(22,060)
Income tax expenses	—	—	—	—

Net loss	(109,841)	(225,075)	(140,584)	(22,060)

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

23	Condensed financial information of the parent company (continued)
Condensed Statements of Comprehensive Loss (continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net loss attributable to common share holders	(109,841)	(225,075)	(140,584)	(22,060)

Other comprehensive income (loss)
Foreign currency translation adjustments	(2,037)	4,450	1,638	257

Total other comprehensive income (loss), net of tax	(2,037)	4,450	1,638	257

Comprehensive loss	(111,878)	(220,625)	(138,946)	(21,803)

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	15,273	(17,412)	(24,383)	(3,826)
Net cash used in investing activities	(95,412)	(6,525)	(4,859)	(762)
Net cash provided by/ (used in) financing activities	(33,845)	5,257	(54,520)	(8,555)
Effect of exchange rate changes	(9,763)	(3,686)	4,361	683

Net decrease in cash and cash equivalents	(123,747)	(22,366)	(79,401)	(12,460)

Cash and cash equivalents at the beginning of year	238,236	114,489	92,123	14,456

Cash and cash equivalents at the end of year	114,489	92,123	12,722	1,996