Form 20-F
period 2022-12-31
Aurora Mobile Ltd
filed 2023-04-18
CIK 1737339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
No. 6, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People’s Republic of China
(Address of principal executive offices)
Shan-Nen Bong,
Chief Financial Officer 14/F, China Certification and Inspection Building,
No. 6, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People’s Republic of China
Phone: +86
755-8388-1462
Email:
bongsn@jiguang.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, every three of which represent two Class A common shares	JG	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Class A common shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2022, there were 79,732,160 common shares outstanding, par value of US$0.0001 per share, being the sum of 62,731,971 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American depositary shares, every three of which represent two Class A common shares;

•	“Aurora” are to Aurora Mobile Limited, our Cayman Islands holding company;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;

•	“Class A common shares” are to our Class A common shares of par value US$0.0001 per share;

•	“Class B common shares” are to our Class B common shares of par value US$0.0001 per share;

•	“common shares” are to our common shares, par value US$0.0001 per share;

•	“cumulative app installations” as of a certain date are to the cumulative number of apps that have installed one or more of the SDKs offered as part of our developer services as of the same date;

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

•	“our SAAS Businesses” are to our developer services and vertical applications;

•	“VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu;

•	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;

•	“RMB” and “Renminbi” are to the legal currency of mainland China;

•	“SAAS” are to Software-as-a-Service;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIE

Aurora Mobile Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in its variable interest entity, or VIE. We conduct our operations in mainland China primarily through our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and the VIE with which we have maintained contractual arrangements. Our value-added telecommunications services businesses in the mainland China have been conducted through the VIE in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and their shareholders to control the business operations of the VIE. Investors in our ADSs are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. As used in this annual report, “Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries. We refer to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, as “the VIE,” and to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush, as “our WFOE” in this annual report.

We, through our WFOE, have entered into a series of contractual arrangements with the VIE and the nominee shareholders of the VIE. These contractual arrangements enable us to: (i) direct the activities of the VIE, (ii) receive the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our WFOE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purpose. In 2020, 2021 and 2022, we derived 97.7%, 95.0% and 96.7% of our external revenues from the VIE, respectively.

These contractual agreements include exclusive option agreements, exclusive business cooperation agreement, financial support agreement, shareholder voting proxy agreement and equity interest pledge agreements. Pursuant to the exclusive option agreements, each shareholder of the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE comprehensive business support, technical services, consulting services and other services. Pursuant to the financial support agreement, we undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable laws and regulations of mainland China, whether or not any operational loss is actually incurred by the VIE. Each of the shareholders of the VIE has also executed a shareholder voting proxy agreement to irrevocably authorize our company to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE. Pursuant to the equity interest pledge agreements, the shareholders of the VIE have pledged 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements. For a summary of the material provisions of the contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for substantially all of our and the VIE’s business operation, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The legal environment in the mainland China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us,” “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law of mainland China.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In addition, the VIE is owned principally by Mr. Weidong Luo, who holds 80% of the VIE. Mr. Luo also has 76. 1% of the total voting power of Aurora. Accordingly, the enforceability of the various contracts described above by our company against the VIE is dependent upon Mr. Luo. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to direct the business operations of the VIE. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in mainland China are held by the VIE. A significant part of our revenues is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in mainland China. Our and the VIE’s business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy as disclosed in this annual report. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in mainland China through our subsidiaries and the VIE in mainland China. The operations of our subsidiaries and the VIE in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, and except otherwise disclosed in this annual report, our mainland China subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in mainland China, including, among others, two value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. The VIE may also be required to obtain the personal credit reporting business license. The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Under the Administrative Regulations on the Credit Reporting Industry and the Administrative Measures for Credit Reporting Agencies, the latter of which was promulgated by the People’s Bank of China and became effective in 2013, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. On September 27, 2021, the People’s Bank of China, or the PBOC, promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the PBOC pursuant to the Credit Information Services Measures. The VIE provides financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether the VIE would be deemed to engage in personal credit reporting business because of the VIE’s financial risk management solutions. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Credit Reporting.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations.”

Furthermore, except as disclosed in this annual report, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we, our mainland China subsidiaries and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and (ii) have not received or were denied such requisite permissions by any PRC authority. We and the VIE are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and the VIE are required to obtain approvals in the future.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the CAC has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the Draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As the Draft Regulations is released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

Under the Cybersecurity Review Measures and other cybersecurity laws and regulations of mainland China, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security—Regulations on Personal Information Protection.” In addition, the Cybersecurity Review Measures also stipulate that any internet platform operator carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our and the VIE’s business, we and the VIE face potential risks if we and the VIE are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China. In such case, we and the VIE must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in mainland China, which we and the VIE have fulfilled in our and the VIE’s business, and we and the VIE may be subject to review when purchasing internet products and services. We and the VIE may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we and the VIE have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we and the VIE have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we and the VIE have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which took effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

In addition to the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings, the VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities to provide their current services. Under the current regulatory scheme of mainland China, a number of regulatory agencies, including, but not limited to, the Ministry of Industry and Information Technology, or MIIT, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain government approvals and licenses for relevant telecommunications business. The VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. As such, under the current regulatory scheme of mainland China, the VIE may be required to obtain a foreign-related investigation license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

Except as disclosed in this annual report, we believe that we and the VIE are currently not required to obtain any other permission or approval from Chinese authorities to operate our and the VIE’s business or to issue securities in follow-on offerings to foreign investors under the appliable laws and regulations of mainland China currently in effect as of the date of this annual report. However, there is no guarantee that this will continue to be the case in the future in relation to our and the VIE’s business development, a follow-on offering or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we or the VIE do not receive or maintain the permissions or approvals, or if we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change such that we and the VIE are required to obtain permission or approval in the future, we and the VIE may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our and the VIE’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Aurora is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIE. As a result, Aurora’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under law of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under laws and regulations of mainland China, our mainland China subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. As of the date of this annual report, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to our investors. The net liabilities of the VIE, in which we have no legal ownership, amounted to RMB240 million, RMB326 million and RMB358 million (US$52 million) as of December 31, 2020, 2021 and 2022, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and VIE, to Aurora and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulation of mainland China on loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”, “—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.”

Our subsidiaries and the VIE conduct business transactions that include provision of services and intercompany loans, and collection of employee’s individual income tax from the exercise of share options, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our subsidiaries and the VIE are summarized below:

	For the year ended December 31,
	2020	2021	2022

	(RMB in thousands)
Loans from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	—	80,000	—
Repayment of loans and interests by the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	156,124	56,341	80,620
Employee’s individual income tax from the exercise of share options from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	878	2,630	52
Intercompany receivables from the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	—	—	168,830

With respect to intercompany loans, the VIE received cash from our WFOE amounted to nil, RMB80.0 million and nil for the year ended December 31, 2020, 2021 and 2022, respectively, and repaid cash to our WFOE amounted to RMB156.1 million, RMB56.3 million and RMB80.6 million (US$11.7 million) for the year ended December 31, 2020, 2021 and 2022, respectively. With respect to the collection of employee’s individual income tax from the exercise of share options, the VIE received cash from our WFOE amounted to RMB0.9 million, RMB2.6 million and RMB52 thousand (US$7.5 thousand) for the year ended December 31, 2020, 2021 and 2022, respectively, which were then remitted to local tax authorities on behalf of our employees. With respect to intercompany receivables from the VIE to our WFOE, the VIE paid cash to our WFOE amounted to nil, nil and RMB168.8 million (US$24.5 million) for the year ended December 31, 2020, 2021 and 2022, respectively.

We have established stringent cash management policies and procedures for cash flows within our organization. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the VIE is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Cash is transferred through our organization primarily in the manner as follows: (i) Aurora may transfer funds to the WFOE, Shenzhen JPush, through its Hong Kong subsidiary, KK Mobile Investment Limited, by additional capital contributions or shareholder loans, as the case may be, (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions, (iii) the VIE may repay loans to the WFOE at a fixed annual rate, and (iv) the WFOE may make dividends or other distributions to Aurora through KK Mobile Investment Limited. Our management is directly supervising cash management. The VIE initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department examine the needs of cash and submit it to the director of financial department or the CEO of the Company for final approval. To ensure the liquidity, there is no limit on the amount of cash that can be transferred through our organization. However, the annual cash flow plan between the VIE and the WFOE will be determined based on our annual business objectives approved by the board of directors and approved by the CEO. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings. See “—Our Holding Company Structure and Contractual Arrangements with the VIE” and “—Financial Information Related to the VIE, Parent and Its Subsidiaries.”

Aurora has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE, Parent and Its Subsidiaries

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the consolidated VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2020, 2021 and 2022.

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended December 31, 2022
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	322,066	82,889	(76,133)	328,822
Loss from subsidiaries and VIE	(85,448)	—	—	85,448	—
Net loss	(106,964)	(75,486)	(11,448)	85,448	(108,450)

	For the year ended December 31, 2021
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	351,243	116,306	(110,227)	357,322
Loss from subsidiaries and VIE	(117,029)	—	—	117,029	—
Net loss	(140,584)	(100,782)	(16,247)	117,029	(140,584)

	For the year ended December 31, 2020
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Revenues	—	465,066	103,435	(96,887)	471,614
(Loss)/profit from subsidiaries and VIE	(193,109)	—	—	193,109	—
Net loss	(225,075)	(173,865)	(19,244)	193,109	(225,075)

Selected Condensed Consolidating Schedule of Financial Position

	As of December 31, 2022
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	33,871	64,719	17,538	—	116,128
Restricted cash	—	132	—	—	132
Total current assets	61,857	352,224	639,818	(877,256)	176,643
Investments in subsidiaries	296,231	—	1,772,026	(2,068,257)	—
Total non-current assets	334,988	212,196	2,034,537	(2,325,257)	256,464
Total assets	396,845	564,420	2,674,355	(3,202,513)	433,107
Total liabilities	269,155	922,390	231,292	(1,147,972)	274,865
Redeemable noncontrolling interests	—	30,552	—	—	30,552
Total equity/(deficit)	127,690	(388,522)	2,443,063	(2,054,541)	127,690
Total liabilities, redeemable noncontrolling interests and equity	396,845	564,420	2,674,355	(3,202,513)	433,107

	As of December 31, 2021
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Cash and cash equivalents	6,724	55,946	27,882	—	90,552
Restricted cash	5,998	158,032	—	—	164,030
Total current assets	32,896	394,640	446,052	(492,452)	381,136
Investments in subsidiaries	349,501	—	1,622,191	(1,971,692)	—

	As of December 31, 2021
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Total non-current assets	401,447	144,382	1,917,264	(2,248,692)	214,401
Total assets	434,343	539,022	2,363,316	(2,741,144)	595,537
Total liabilities	218,900	865,202	60,174	(764,182)	380,094
Total equity	215,443	(326,180)	2,303,142	(1,976,962)	215,443
Total liabilities and equity	434,343	539,022	2,363,316	(2,741,144)	595,537

Selected Condensed Consolidating Schedules of Cash Flows

	For the Year Ended December 31, 2022
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	195,530	(113,809)	(99,197)	—	(17,476)
Net cash (used in)/provided by investing activities	(2,690)	29,682	69,861	(70,000)	26,853
Net cash used in financing activities	(153,040)	(65,000)	—	70,000	(148,040)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(18,651)	—	18,992	—	341
Net change in cash and cash equivalents and restricted cash	21,149	(149,127)	(10,344)	—	(138,322)
Cash, cash equivalents and restricted cash at the beginning of year	12,722	213,978	27,882	—	254,582
Cash, cash equivalents and restricted cash at the end of year	33,871	64,851	17,538	—	116,260

	For the Year Ended December 31, 2021

	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(24,383)	68,336	(120,603)	—	(76,650)
Net cash (used in)/provided by investing activities	(4,859)	(186)	1,487	30,000	26,442
Net cash provided by/(used in) financing activities	(54,520)	30,000	—	(30,000)	(54,520)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	4,361	—	(1,281)	—	3,080
Net change in cash and cash equivalents and restricted cash	(79,401)	98,150	(120,397)	—	(101,648)
Cash, cash equivalents and restricted cash at the beginning of year	92,123	115,828	148,279	—	356,230
Cash, cash equivalents and restricted cash at the end of year	12,722	213,978	27,882	—	254,582

	For the Year Ended December 31, 2020
	Parent	VIE and VIE’s subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(17,412)	168,971	(75,749)	—	75,810
Net cash (used in)/provided by investing activities	(6,525)	(108,450)	121,742	(151,182)	(144,415)
Net cash provided by/(used in) financing activities	5,257	(156,124)	—	151,182	315
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(3,686)	—	(3,368)	—	(7,054)
Net change in cash and cash equivalents and restricted cash	(22,366)	(95,603)	42,625	—	(75,344)
Cash, cash equivalents and restricted cash at the beginning of year	114,489	211,429	105,656	—	431,574
Cash, cash equivalents and restricted cash at the end of year	92,123	115,828	148,279	—	356,230

A.	Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 and selected consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

The selected consolidated statements of operations data for the year ended December 31, 2018 and 2019, the selected consolidated balance sheets data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the year ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues	714,141	906,458	471,614	357,322	328,822	47,675
Cost of revenues(1)	(517,074)	(649,596)	(265,436)	(92,393)	(103,057)	(14,942)

Gross profit	197,067	256,862	206,178	264,929	225,765	32,733
Operating expenses:(1)
Research and development expenses	(134,358)	(176,248)	(174,597)	(206,722)	(154,476)	(22,397)
Sales and marketing expenses	(83,853)	(118,548)	(102,319)	(116,415)	(98,324)	(14,256)
General and administrative expenses	(71,641)	(109,291)	(119,087)	(79,922)	(105,404)	(15,282)
Total operating expenses	(289,852)	(404,087)	(396,003)	(403,059)	(358,204)	(51,935)
Loss from operations	(92,785)	(147,225)	(189,825)	(138,130)	(132,439)	(19,202)
Loss before income taxes	(66,167)	(109,679)	(224,989)	(140,552)	(108,905)	(15,790)

Net loss	(66,197)	(109,841)	(225,075)	(140,584)	(108,450)	(15,724)

Net loss attributable to Aurora Mobile Limited’s shareholders	(66,197)	(109,841)	(225,075)	(140,584)	(106,964)	(15,509)

Accretion of contingently redeemable convertible preferred shares	(24,094)	—	—	—	—	—
Net loss attributable to common shareholders	(90,291)	(109,841)	(225,075)	(140,584)	(106,964)	(15,509)

Net loss per share for class A and class B common shares:
Class A and B common shares—basic and diluted	(1.57)	(1.43)	(2.91)	(1.78)	(1.35)	(0.20)
Shares used in net loss per share computation:
Class A common share—Basic and diluted	40,441,999	59,721,341	60,415,978	61,809,501	62,296,172	62,296,172
Class B common share—Basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue	—	73	4	41	2	—
Research and development expenses	9,448	12,819	7,176	13,801	368	53
Sales and marketing expenses	3,347	6,040	3,965	2,609	1,188	172
General and administrative expenses	11,766	28,352	17,713	13,761	13,957	2,024
Total	24,561	47,284	28,858	30,212	15,515	2,249

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	576,562	431,459	356,115	90,552	116,128	16,837
Accounts receivable, net	141,911	135,417	44,886	43,860	29,727	4,310
Prepayments and other current assets	80,578	86,087	49,013	46,670	30,401	4,407
Total assets	992,068	939,923	787,427	595,537	433,107	62,794

Accounts payable	18,811	19,996	16,592	18,292	18,169	2,634
Deferred revenue and customer deposits	59,483	77,561	109,182	119,991	138,804	20,125
Accrued liabilities and other current liabilities	76,666	96,277	109,136	85,305	75,333	10,922
Total liabilities	390,408	432,135	466,188	380,094	274,865	39,851

Redeemable noncontrolling interests	—	—	—	—	30,552	4,430
Total shareholders’ equity	601,660	507,788	321,239	215,443	127,690	18,513
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	992,068	939,923	787,427	595,537	433,107	62,794

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(97,925)	(25,758)	75,810	(76,650)	(17,476)	(2,533)
Net cash (used in)/provided investing activities	(139,206)	(88,966)	(144,415)	26,442	26,853	3,893
Net cash provided by/(used in) financing activities	614,884	(33,883)	315	(54,520)	(148,040)	(21,464)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(9,352)	3,504	(7,054)	3,080	341	49
Net increase/(decrease) in cash and cash equivalents and restricted cash	368,401	(145,103)	(75,344)	(101,648)	(138,322)	(20,055)
Cash and cash equivalents and restricted cash at the beginning of year	208,276	576,677	431,574	356,230	254,582	36,911
Cash and cash equivalents and restricted cash at the end of year	576,677	431,574	356,230	254,582	116,260	16,856

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIE face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our and the VIE’s business and industry, including, but not limited to, the following:

•	We have experienced rapid growth in SAAS Businesses in recent periods, and our recent growth rates may not be indicative of our future growth;

•	We have incurred net losses in the past, which we may continue to experience in the future;

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

•

Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects;

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

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•

Aurora is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish interest in those operations. Our holding company in the Cayman Islands, our mainland China subsidiary, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements without VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;

•

We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership. we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE;

•

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under law of mainland China; and

•

The shareholders of the VIE may have potential conflicts of interest with Aurora, which may materially and adversely affect our business and financial condition. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIE’s operations and the value of our ADSs;

•

We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations;

•

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us and the VIE to sanctions imposed by the relevant PRC regulatory authority;

•

The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs. The PRC government may intervene or influence our and the VIE’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

•	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

Risks Related to Our Business and Industry

We have experienced rapid growth in SAAS Businesses in recent periods, and our recent growth rates may not be indicative of our future growth.

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

We have incurred net losses since our inception, including loss from operations of RMB189.8 million, RMB138.1 million and RMB132.4 million (US$19.2 million) for the years ended December 31, 2020, 2021 and 2022, and net losses of RMB225.1 million, RMB140.6 million and RMB108.5 million (US$15.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future.

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

Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.

Our and the VIE’s business generates and processes a large quantity of data. We and the VIE face risks inherent in handling and protecting large volume of data. In particular, we and the VIE face a number of challenges relating to data from transactions, developer services, and other activities on our platforms, including:

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

The regulatory and enforcement regime of mainland China with regard to data privacy and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China, including the Standing Committee of the NPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protection laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection.” The following are examples of certain recent regulatory activities in mainland China in this area:

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. In addition, according to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, China will establish the National Data Bureau, which will be administered by the National Development and Reform Commission, or the NDRC. The National Data Bureau will be responsible for advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and pushing forward the planning and building of a digital China, the digital economy and a digital society. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the Cyber Security Law of mainland China and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. If any data that we and the VIE possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we and the VIE face uncertainties as to whether these additional procedures can be completed by us or the VIE timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we and the VIE have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that regulatory bodies of mainland China may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In August 2022, we entered a cooperation agreement with WhatsApp to enable our customers to access WhatsApp’s messaging channels through our platform. In the event our customers send message to the residents of the European Economic Area through these WhatsApp’s messaging channels, we would fulfill the data security protection obligations pursuant to relevant regulations and customers’ requirements, and implement security protection measures to process the protected information, such as encrypting and desensitizing the data. As of the date of this annual report, we and the VIE have not been involved in any investigations or aware of any claims on such basis.

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

In addition, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. For instance:

•

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022, and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the CAC has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. If we are subject to such a cybersecurity review, we may be ordered to suspend our business by disconnecting our products from our clients’ mobile apps, stopping developing new clients, businesses, among others. If we fail to pass the cybersecurity review, we may face penalties such as fines, orders to suspend relevant business, suspension of business, closure of websites, revocation of relevant business licenses and permits, and any of these could have a material adverse effect on our business and results of operations. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, we cannot rule out the possibility that we may be deemed to be a critical information infrastructure operator under law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China. At this stage, we are unable to predict the possible consequences of the Draft Regulations, if any, and we are monitoring and assessing the rulemaking process closely.

•

In November 2021, the CAC released the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice, and the potential further enactment of laws and regulations by the regulatory bodies of mainland China may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations.

Moreover, if a high-profile security breach occurs with respect to another SAAS Businesses, our customers and potential customers may lose trust in the security of our SAAS Businesses generally, which could adversely impact our ability to retain existing customers or attract new ones. Besides, any failure, or perceived failure to maintain the security of our data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

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

Some of our existing competitors for SAAS Businesses have, and our potential competitors could have, substantial competitive advantages such as:

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

We currently host our cloud service from third-party data center facilities operated by several different providers located in mainland China and Singapore. Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Impairment of, or interruptions in, our cloud services may reduce our revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if app developers, customers and potential customers believe our services are unreliable.

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

Our business depends on the performance and reliability of the internet infrastructure in mainland China and the stability of information technology and communications systems of app developers, customers and publishers. The availability of our SAAS Businesses and targeted marketing, in part, depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet in mainland China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to developers’ networks operated by such telecommunications carriers and internet service providers to deliver our developer services. We have experienced internet interruptions in the past, which were typically caused by service interruption of the value-added telecommunications service providers. In addition, since we rely on the performance of our publishers to deliver the ads, any interruption or failure of their information technology and communications systems may undermine the effectiveness of our advertising services and solutions and cause us to lose customers, which may harm our operating results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2022, within mainland China, we had 58 patent applications pending and 35 patents registered. We own 98 computer software copyrights, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 7 trademark applications and have maintained 119 trademark registrations and 4 artwork copyrights in mainland China. We also registered 162 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

In addition, it is often difficult to create and enforce intellectual property rights in mainland China and other jurisdictions outside of the United States. Even where adequate, relevant laws exist in mainland China and other jurisdictions outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

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

Third parties may own technology patents, copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims.

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

If we fail to obtain and maintain the requisite licenses and approvals required under complex regulatory environment applicable to our business in mainland China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in mainland China are highly regulated. The VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current regulatory scheme of mainland China, a number of regulatory agencies, including but not limited to, the MIIT, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. The VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. Under the current regulatory scheme of mainland China, the VIE may be required to obtain a foreign-related investigation license. Operators must obtain various government approvals and licenses for relevant internet or mobile business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

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

We may also be required to obtain the personal credit reporting business license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Credit Reporting.” The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in mainland China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the PBOC pursuant to the Credit Information Services Measures. We provide financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we or the VIE would be deemed to engage in personal credit reporting business because of our or the VIE’s financial risk management solutions. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our financial risk management solutions. Our business may also subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our and the VIE’s business operations and materially and adversely affect our business, financial condition and results of operations.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

The historical seasonality of our business has been relatively mild due to our rapid growth in SAAS Businesses, but it may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As we grow, our quarterly revenues and operating results may be subject to seasonal fluctuations, depending upon a number of factors which may be out of our control. We may experience weaker demands for targeted marketing business in the first quarter of each year due to the Chinese New Year holidays. Expenditures by advertisers vary in cycles and tend to reflect overall economic conditions, both in China and globally, as well as budgeting and buying patterns in different industries and companies. Advertisers may alternate between periods with major advertising campaigns and periods of relative inactivity. Because most advertising campaigns are short in duration and we typically sign contracts on a campaign-by-campaign basis, it is difficult for us to forecast our results of operations for future quarters. Our quarterly revenues and our costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of the ADSs to fall. If our revenues for a particular quarter are lower than expected, we may be unable to reduce our operating expenses and cost of revenues for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from prior quarters.

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

We adopted a stock incentive plan in July 2014, or the 2014 Plan, a stock incentive plan in March 2017, or the 2017 Plan and a stock incentive plan in December 2021, or the 2021 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. Under the 2021 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 common shares. In 2020, 2021 and 2022, we recorded RMB28.9 million, RMB30.2 million and RMB15.5 million (US$2.2 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed as the receiver of Silicon Valley Bank, or SVB. We have not held funds at SVB other than a negligible amount as of December 31, 2022, and we have withdrawn all remaining funds from SVB by March 31, 2023. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents may be impacted and could have a material adverse effect on our business and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The COVID-19 pandemic has had a widespread impact on the global economy since 2020. The pandemic remains ongoing and continues to evolve, and its long-term impact on economic growth is unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brough by the vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

The insurance companies in mainland China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in mainland China and in line with the practices of other companies in the same industry of similar size in mainland China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snowstorms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our and the VIE’s business operations and adversely affect our results of operations. For example, our business has been adversely affected by the outbreak of COVID-19. See “ —Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.”

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

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our business partners in mainland China were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, our customers in healthcare, travel, auto/transportation, and financial services industries were negatively impacted by the outbreak of COVID-19, which reduced their budgets on advertising and marketing and adversely impacted our revenue from advertisement. In addition, customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. These events have materially and adversely affected our business since 2020 and contributed to lower revenues, additional allowances for doubtful accounts, write-off of bad debts and rising costs.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our customers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact the customer demand for some of our products in a materially negative way. Our customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant laws of mainland China. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the relevant government authorities.    Under the relevant laws and regulations of mainland China, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant laws and regulations of mainland China, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged.

Failure to make adequate contributions to various employee benefit plans as required by the regulations of mainland China may subject us to penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. Our mainland China entities have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current laws and regulations of mainland China. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors, with a few exceptions, are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

Aurora is a Cayman Islands exempted company and our mainland China subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in mainland China. As a result, the variable interest entity in mainland China, namely Hexun Huagu, holds a value-added telecommunications business operation license as a value-added telecommunications service provider. We entered into a series of contractual arrangements with Hexun Huagu, or the VIE, and its shareholders, which enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2020, 2021 and 2022, we derived 97.7%, 95.0% and 96.7% of our external revenues from the VIE, respectively.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the VIE agreements is valid, binding and enforceable in accordance with its terms; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

However, Aurora is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

There are substantial uncertainties regarding the interpretation and application of laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. The Guideline No.2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No.2, as one of the supporting guidelines for the Trial Measures, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by PRC laws, administrative regulations or relevant provisions; (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the Trial Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Although we believe we, our mainland China subsidiary and the VIE are not in violation of current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements of mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of mainland China. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’ right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on their customers, or take other regulatory or enforcement actions against the VIE that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIE’ business operations or restrict the VIE from conducting a substantial portion of their business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIE, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries that conduct a significant part of our operations.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under the law of mainland China in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by companies or individuals in mainland China and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of domestic companies registered in mainland China or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recent issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

However, given that the Trial Measures and the Archives Rules were recently promulgated, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to, the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage. If we or the VIE do not receive or maintain the permissions or approvals, including but not limited to, complete the filing with the CSRC for any future offering or any other activities which are subject to the filing requirements under the Trial Measures, or if we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change such that we and the VIE are required to obtain permission or approval in the future, we and the VIE may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our and the VIE’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in mainland China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a critical information infrastructure operators, or CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the mainland China may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

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

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws regulating foreign investment in mainland China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected mainland China regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in mainland China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with the VIE and its shareholders for substantially all of our and the VIE’s business operation, which may not be as effective as direct ownership.

The VIE contributed 98.6%, 95.2% and 96.7% of our consolidated total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the law of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE and its shareholders may not be as effective in ensuring our ability to direct the relevant portion of our and the VIE’s business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they remain the holders of equity interests on record in the VIE, pursuant to the terms of the shareholder voting proxy agreement, each such shareholder has irrevocably authorized our company to exercise his rights as a shareholder of the VIE. However, if the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the laws of mainland China. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by and interpreted in accordance with the laws of mainland China, and disputes arising from these contractual arrangements between us and the VIE will be resolved through arbitration in mainland China. These disputes do not include claims arising under the United States federal securities law and thus the arbitration provisions do not prevent our shareholders from pursuing claims under the United States federal securities law. The legal system in the mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, awards by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of and derive economic benefits from the VIE, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the mainland China’s tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China’s tax authorities. We could face material and adverse tax consequences if the mainland China’s tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for mainland China tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the mainland China’s tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE include Mr. Weidong Luo and Mr. Guangyan Chen. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a mainland China entity or individual designated by us, to the extent permitted by the laws of mainland China. We rely on Mr. Luo and Mr. Chen to abide by the laws of the Cayman Islands, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our ability to direct the activities of and derive economic benefits from the VIE. Similarly, if any of the equity interests of the VIE is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our ability to direct the business operations of the VIE or have to maintain such ability by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

We may rely on dividends paid by our mainland China subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our Class A common shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned mainland China subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our Class A common shares and service any debt we may incur. If our wholly owned mainland China subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under laws and regulations of mainland China, wholly foreign-owned enterprises in the mainland China, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with mainland China’s accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on mainland China’s accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned mainland China subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE holds certain assets that are material to the operation of certain portion of our business, including intellectual property and premise and value-added telecommunication business operation licenses. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our mainland China subsidiary and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiary and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by companies or individuals in mainland China and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of domestic companies registered in mainland China or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the VIE’s operations in mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on December 28, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures, which came into effect on February 15, 2022, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures requires that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the Data Export Measures shall apply for a security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of mainland China. As the Cyber security Review Measures and the Data Export Measures were issued recently, there are uncertainties regarding how they would be interpreted and enforced, and to what extent they may affect us. As of the date of this annual report, we and the VIE have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we and the VIE have not received any inquiry, notice, warning, or sanctions in such respect.    However, the governmental authorities may impose restrictions and penalties on our and the VIE’s operations in mainland China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we and the VIE obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we and the VIE can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.

We conduct our business primarily through our mainland China subsidiary and consolidated VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. Our mainland China subsidiary is subject to laws and regulations applicable to foreign investment in mainland China. The legal system in mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in laws and regulations of mainland China related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the legal system in mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations.

Substantially all of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in mainland China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations.

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

We only have contractual control over our website. We do not directly own the website due to the restrictions on foreign investment in businesses providing value-added telecommunications services in mainland China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders or ADS holders.

Under the mainland China Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the mainland China with a “de facto management body” within the mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland-China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in the mainland China.

We believe that we are not a mainland China resident enterprise for mainland China tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Mainland China Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the mainland China’s tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the mainland China’s tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to mainland China’s tax on gains realized on the sale or other disposition of ADSs or Class A common shares, if such income is treated as sourced from within the mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-domestic individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or Class A common shares by such shareholders may be subject to mainland China’s tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-domestic shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or our Class A common shares.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a mainland China resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the mainland China resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the mainland China’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the mainland China’s tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China’s tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under the tax laws of mainland China, if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the mainland China Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where domestic taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-resident enterprises, our mainland China subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the mainland China’s tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to the VIE in mainland China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting from December 2022 onwards. Any increase in the enterprise income tax rate applicable to our mainland China subsidiary or VIE in mainland China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our mainland China subsidiary or VIE in mainland China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the mainland China’s tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our or the VIE’s business operations.

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of mainland China and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.

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

On June 24, 2022, the Standing Committee of the National People’s Congress published amendments to the Anti-Monopoly Law, or the amended AML, which came into effect on August 1, 2022. The amended AML formally implements China’s latest anti-monopoly policies by, among other things, improving regulatory rules for anti-competitive agreements, expressly addressing monopoly issues in the platform economy, and substantially increasing the penalties for violating the law. The amended AML formally extends the antimonopoly regulatory regime to the platform economy by outlining the general principal that business operators shall not engage in monopolistic activities, such as by taking advantage of data and algorithms, technology, capital advantage, and platform rules. The amended AML also specifically prohibits business operators from abusing its market dominance, such as by using data and algorithms, technology, and platform rules. Penalties for violation of the Anti-Monopoly Law have been substantially increased in the amended AML. For example, according to the amended AML, if a company completes a concentration of business in violation of the Anti-Monopoly Law that will or is likely to have an effect of eliminating or restricting competition, in addition to other remedial measures, a fine of up to 10% of the last year’s sales revenue may be imposed. If the concentration of business in violation of the Anti-Monopoly Law completed by the company does not have the effect of eliminating or restricting competition, a fine of up to RMB5 million may be imposed. In the case that the aforementioned violation has particularly serious circumstances, bad impact, or consequences, the fine imposed may be further increased to between two and five times the aforementioned fine amount. Due to the enhanced implementation of the Anti-Monopoly Law, we and the VIE may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us and the VIE to heightened risks and challenges. On March 24, 2023, the SAMR promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effect on April 15, 2023. These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and strengthened the legal responsibilities of the relevant parties.

Since the Anti-Monopoly Guidelines for Internet Platforms and the supporting regulations of the Anti-Monopoly Law are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we or the VIE engage in any foregoing situations, we cannot assure you that our or the VIE’s business operations will comply with such regulation in all respects, and any failure or perceived failure by us or the VIE to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us or the VIE.

Regulations of mainland China relating to the establishment of offshore special purpose companies by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiary to liability or penalties, limit our ability to inject capital into our mainland China subsidiary, limit our mainland China subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, mainland China residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any mainland China resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in mainland China is required to urge the mainland China resident shareholders to update their registration with the local branch of SAFE. If any domestic shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in mainland China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested mainland China residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and those mainland China resident shareholders that hold direct interest in our company have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our company, and we cannot provide any assurance that these mainland China residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our mainland China resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in mainland China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the laws of mainland China for circumventing applicable foreign exchange restrictions. As a result, our and the VIE’s business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a domestic company registered in mainland China, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The regulation of mainland China on loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiary and VIE. We may make loans to our mainland China subsidiary and VIE subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in mainland China. Any loans to our wholly foreign-owned subsidiary in mainland China, which are treated as foreign-invested enterprises under the laws of mainland China, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise, or FIE, shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiary or VIE or with respect to future capital contributions by us to our mainland China subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our mainland China subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our mainland China subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under laws and regulations of mainland China, our mainland China subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with mainland China’s accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on mainland China’s accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our mainland China subsidiary generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our mainland China subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our mainland China subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any effective hedging arrangements in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiary to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiary in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs.

We conduct our business primarily in mainland China through our subsidiaries and the VIE. The operations of our subsidiaries and the VIE in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our and the VIE’s business, and it may intervene or influence our and the VIE’s operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our and the VIE’s industry or require us and the VIE to seek additional permission to continue our and the VIE’s operations, which could result in a material adverse change in our and the VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company and our and the VIE’s business face potential uncertainty from actions taken by the PRC government affecting our and the VIE’s business.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Risks Related to The ADSs

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “JG.” On December 28, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 32 consecutive business days was below US$1.00 per share, we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. We have until June 26, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. If we fail to satisfy Nasdaq Global Market’s continued listing requirements going forward and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to, the following:

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in mainland China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On June 11, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million of the ADSs or our common shares over the next 12 months through June 10, 2021. We did not repurchase any ADSs under this share repurchase program. On September 15, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$5 million worth our ordinary shares (including in the form of ADSs) over the next 12 months through September 14, 2023. As of December 31, 2022, we accumulatively repurchased approximately US$0.3 million of ADSs under this share repurchase program. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 107,000 ADSs) and 17,000,189 Class B common shares, which represent 76.1% of our total voting power, as of February 28, 2023. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 28, 2023, we had 79,796,189 common shares outstanding, comprising of (i) 62,796,000 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 41,606,590 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares issued and outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Our current operations are conducted in mainland China. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service (“IRS”) may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or Class A common shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Shenzhen Hexum Hungu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo and Mr. Guangyan Chen, holding 80% and 20% equity interests in Hexun Huagu, respectively.

In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary KK Mobile Investment Limited in Hong Kong in June 2012. In April 2014, we incorporated Aurora Mobile Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in mainland China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush.

On August 5, 2014, we obtained the ability to direct the business operations of Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its shareholders. We refer to Shenzhen JPush as our WFOE, and to Hexun Huagu as the VIE in this annual report. Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, Hexun Huagu is our consolidated variable interest entity, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we direct the business operations of, and are the primary beneficiary of, that entity. We treat Hexun Huagu and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE.

On July 26, 2018, the ADSs representing our Class A common shares commenced trading on Nasdaq under the symbol “JG.” We raised from our initial public offering approximately US$68.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at 14/F, China Certification and Inspection Building, No.6 Keji South 12th Road, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Our telephone number at this address is +86 755-8388-1462. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business Overview

Our Mission

Our mission is to improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

Overview

We are a leading provider of customer engagement and marketing technology services in mainland China. Through our developer services, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “2022 Digital Annual Excellent Service Provider in China SAAS Industry” from 2022 China Industry Digital Annual Billboard, “2022 New Communication Annual Award—Brand Insight Award” from PR Newswire, “Trusted Brand of Digital Services in 2021” from the China Association of Communication Enterprises, and “the 2021 Leading SaaS Enterprise in China’s Software and Information Service Industry” from the Information Observation Network.

We provide a comprehensive suite of services to mobile app developers in mainland China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click verification, and other service under JG Alliance. Our services had been used by approximately 695,080 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2022. We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,698,000 as of December 31, 2020 to over 1,807,000 as of December 31, 2021 and further to over 1,871,000 as of December 31, 2022.

Since our inception through December 31, 2022, we have accumulated data from over 66.6 billion installations of our software development kits (SDKs) as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for AI-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

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

We have built a robust technology infrastructure to support the usage of SAAS Businesses and the legacy targeted marketing throughout China on a real-time basis. We have developed a proprietary network of over 7,400 servers, including cloud servers, strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our Software-as-a-service (“SAAS”) products and targeted marketing with great stability, immense speed and high reliability.

Our Business Model

We are a leading provider of customer engagement and marketing technology services in China. Our business model is built upon our massive and quality data foundation, which we have established by leveraging the comprehensive suite of developer services we provide to mobile app developers in China. Our developer services provide core in-app functionalities, including push notification, instant messaging, analytics, sharing and short message service (SMS), one-click verification and other services under JG Alliance. device connection. Through our developer services, we gain access to selected and anonymous device-level data that is necessary for, and relevant to, the services provided. Our centralized data processing platform stores, cleanses, structures and encrypts data that was collected and aggregated. We utilize AI and machine learning technologies to conduct modeling exercises and in order to gain actionable and effective insights. Based on our data foundation and leveraging our AI-powered centralized processing platform, we have developed a variety of vertical applications that offer industry-specific, actionable insights for customers.

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

Our developer services had been used by a cumulative number of approximately 695,080 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2022. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,698,000 as of December 31, 2020 to over 1,807,000 as of December 31, 2021 and further to 1,871,000 as of December 31, 2022. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received numerous awards, including our EngageLab being selected as among the “2022 China’s Digital Transformation Excellent Solution Collection” by China Information Industry Association, “Best SaaS Service of the Year” and “User Recommended SaaS Products of the Year” from the sixth SaaS Application Conference in 2021, Data Security Governance certification from China Academy of Information and Communications Technology, or CAICT. Our JPush has received the product compatibility certifications for Galaxy Kirin and China Standard Kirin, and has passed CAICT’s SDK security test and evaluation in 2021. Our JUMS has received the “2021 China SaaS Excellent Product Award” at the “Insights 2022–China Enterprise Service Annual Conference,” and has been tested by CAICT to be compliant with the standards of the 5G Messaging Platform’s Functional Completeness Test.

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

Our Subscription Service

JPush—Push Notification

Our push notification service, JPush, effectively enables developers to deliver notifications across different formats and different types of internet access devices. Push notifications are a critical tool in mobile strategy as they go directly to the top of the notification stack for mobile users and the resulting higher open rates of push notifications drive increased engagement, retention and monetization. The challenge for app developers in effectively communicating with end users is establishing and maintaining a message distribution network from scratch that can meet the real-time communication demand generated by a growing mobile app user base and, at the same time, save costs. As the telecom networks in mainland China are fragmented and inefficient in connecting with each other, the message distribution network required by the developers must be able to deliver messages across and between all of the China telecom networks effectively and efficiently. Establishing and maintaining such a message distribution network can be costly, time-consuming and technically challenging. JPush, leveraging our technology infrastructure and our strong technological capabilities, provides effective solutions to those challenges. See “—Technology Infrastructure.”

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

Leveraging our technology infrastructure built upon a network of over 7,400 servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 8.4 billion messages to various app end users on an average daily basis in the three months ended December 31, 2022.

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

JVerification—One-click Verification

Our fast integration and one-click verification services, or JVerification, enable developers to quickly verify the cellphone number without verification code to improve conversion rate and user experience by integrating three major telecommunication operators in mainland China. We provide stable and convenient access so that developers can quickly complete SDK integration without additional development cost. We charge a fee for JVerification based on the number of messages delivered.

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

Overseas Messaging Service Platform EngageLab

In order to facilitate the overseas expansion of Chinese companies, we launched our overseas messaging service platform EngageLab in October 2022. EngageLab is a cloud communication platform and offers omni-channel messaging solutions to global enterprises and developers, including push notification service, email service, SMS service and other services. As of the date of this annual report, EngageLab has established partnerships with hundreds of leading enterprises in various industries, including technology, internet, smartphone, video, media, auto, finance, healthcare, and e-commerce.

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

AD Mediation Platform

AD Mediation Platform leveraged our proprietary SDK technology to help mobile app developers access other mainstream advertising platforms in mainland China and help them better monetize their application advertising inventory.

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

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

•	Volume—massive and ever-growing data pool. We had accumulated data from over 66.6 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2022.

•

Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 695,080 developers representing over 1.9 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2022. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

•

Velocity—data timeliness. We access and process a large volume of data in real time. In December 2022, we captured data from 2.1 billion monthly active SDKs. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

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

•

Modeling. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our big targeted marketing as well as SAAS Businesses. In addition to basic tags, we can further design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

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

We have received numerous awards for our innovative vertical applications, including the “2022 Digital Annual Excellent Service Provider in China SAAS Industry” from 2022 China Industry Digital Annual Billboard, the “2021 Leading SAAS Enterprise in China’s Software and Information Service Industry” from the Information Observation Network, the “2021 China SAAS Excellent Product” at the “Insights 2022–China Enterprise Service Annual Conference”, the 2020 Pingwest’s “SAAS Platform Most Trusted by Developers”, “2019 -2020 Best SAAS Businesses of China SAAS Application Conference” and “2019-2020 Most Valuable SAAS Service Provider.”

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

Targeted Marketing

We generate targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the XiaoGuoTong marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. The contract consideration related to these material rights are deferred any recognized as revenue when future services are transferred or when the material rights expire.

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

We have received numerous awards for our targeted marketing, such as the “Trusted Brand of Digital Services in 2021” from the China Association of Communication Enterprises. Throughout 2020, we were strategically winding down our targeted marketing business to focus on SAAS Businesses, and exited the targeted marketing business by the end of 2020. Starting from January 2021, we only operate and generate revenue from SAAS Businesses.

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses and targeted marketing throughout China on a real-time basis. In total, we manage over 7,400 servers, including cloud servers. We have strategically selected our data center locations in China. These two data centers are located in two cities in China, Guangzhou and Shenzhen, to ensure broad network coverage and minimize disruptions in our services. We also utilize cloud servers provided by industry leading third-party cloud service providers.

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

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications and targeted marketing customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB174.6 million, RMB206.7 million and RMB154.5 million (US$22.4 million) of research and development expenses in 2020, 2021 and 2022, respectively.

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

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2020, 2021 and 2022, we had 3,521, 3,516 and 6,060 customers who purchased our SAAS Businesses and targeted marketing within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for SAAS Businesses and targeted marketing during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2020, 2021 and 2022.

Customers of SAAS Businesses. Our paying customers for SAAS Businesses increased from 3,323 in 2020 to 3,516 in 2021 and further to 6,060 in 2022. The following describes our customer base for each of our SAAS Businesses:

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

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

•

Collaboration with media partners. We have established collaboration selectively with traditional and online media partners, published 110 corporate releases and product releases on media and also issued 75 data reports in 2022.

•

Offline events. We host and participate in various events, industry conferences and developer and industry salons in 2022, such as the World Internet Conference and the 2022 China Digital Economy Innovation and Development Conference, to develop and maintain relationships with industry participants and app developers.

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

Our intellectual property rights are critical to our business. As of December 31, 2022, we have 60 patent applications pending in mainland China and own 160 computer software copyrights in mainland China, relating to various aspects of our SAAS Businesses and targeted marketing. In addition, we have filed 27 trademark applications and maintained 143 trademark registrations and 4 artwork copyrights in China. We have also registered 162 domain names, including jiguang.cn, among others.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our and the VIE’s business activities in mainland China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on M&A Rules and Overseas Listings

In 2006, six regulatory agencies of mainland China, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by companies or individuals in mainland China and formed for overseas listing purposes through acquisitions of domestic interest registered in mainland China held by such companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current laws, rules and regulations of mainland China and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs given that (i) our mainland China subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a domestic company registered in mainland China owned by companies or individuals in mainland China as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

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

The M&A Rules also establish procedures and requirements that could make some acquisitions of companies in mainland China by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise registered in mainland China. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval.”

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the securities laws of mainland China.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

However, given that the Trial Measures and the Archives Rules were recently promulgated, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to, the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

Regulations on Foreign Investment

The PRC Foreign Investment Law, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the PRC Foreign Investment Law, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. In addition, the Ministry of Commerce promulgated the Measures on Reporting of Foreign Investment Information, effective on January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors carrying out investment activities in mainland China directly or indirectly shall submit investment information to the commerce administrative authorities pursuant to these Measures.

The Ministry of Commerce and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List (2021 Version), which became effective on January 1, 2022. The Negative List (2021 Version) requires that any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC government authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear as to whether the aforesaid provisions will apply to the companies adopting contractual arrangements.

In December 2020, the NDRC and Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the mainland China, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

We are a Cayman Islands company and our businesses by nature in mainland China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2021 Version). We conduct business operations that are restricted for foreign investment through the VIE.

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The PRC Telecommunications Regulations, which became effective on September 25, 2000 and was latest amended on February 6, 2016, are the core regulations on telecommunications services in mainland China. The PRC Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the latest revised Catalog of Classification of Telecommunication Business, which took effect on March 1, 2016 and was amended on June 6, 2019, information services, whether provided via internet networks or public communication networks, and domestic call center services, are classified as B2 type of value-added telecommunications services. The PRC Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, and February 6, 2016, respectively, are the major rules on foreign investment in telecommunications companies in mainland China. The FITE Regulations stipulate that except as otherwise provided by the MIIT, a foreign investor is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when a company invested by such foreign investor applies for the value-added telecommunications business operation license from the MIIT. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which stipulates that (a) foreign investors may only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks used by such service provider in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements and fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other mainland China internet companies with similar corporate and contractual structures.

Pursuant to the Negative List (2021 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2021 Version), any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call center services). Nonetheless, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted.

To comply with such foreign ownership restrictions, we operate our businesses in mainland China through Hexun Huagu which is owned by mainland China citizens. Hexun Huagu is controlled by the WFOE, our wholly-owned subsidiary, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure.” Based on our PRC legal counsel, Han Kun Law Offices’ understanding of the current laws and regulations of mainland China, our corporate structure complies with all applicable laws and regulations of mainland China in all material respects, and subject to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”, our contractual arrangements are valid and binding on all parties to these arrangements and do not violate current laws or regulations of mainland China. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations of mainland China and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements. Thus, there is no assurance that the PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license concerning internet information services, or the ICP License, from the relevant local authorities before engaging in the provision of any commercial internet information services in mainland China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP License.

We currently hold a valid value-added telecommunications business operation license through the VIE Hexun Huagu, covering the provision of internet information services, issued by MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems.

Short Message Services

The Administrative Provisions on Short Message Services issued by MIIT on May 19, 2015, which became effective in June 30, 2015, regulate the provisions of short message services. According to the Administrative Provisions on Short Message Services, in case of operation of short message services, a telecommunications business operating license shall be obtained in accordance with the law. The Administrative Provisions on Short Message Services further regulate that (a) short message services refer to the telecommunications services of providing the limited-length information including characters, data, voices and images for the users of such communications terminals as mobile phone and fixed-line telephone via the telecommunications network; (b) short message services providers refer to the telecommunications business operators that render the basic network services relating to sending, storage, forwarding and receipt of short messages and take advantage of basic network facilities and services to offer a platform for sending short messages for other organizations and individuals (including but not limited to, the operators of the basic telecommunications business and the information service business and mobile communications resale business among the value-added telecommunications business).

Regulations on Mobile Internet Applications

In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices to provide users with information services. Mobile internet app providers refer to the owners or operators of mobile internet apps which provide information services. Internet app distribution platforms refer to mobile internet information services providers which provide distribution services related to releasing, downloading and dynamic loading of internet apps.

Pursuant to the Mobile Application Administrative Provisions, internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.

Regulations on Advertising Business

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, or SAMR. The PRC Advertising Law, as amended in April 2015, October 2018 and April 2021, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in mainland China advertising companies.

We conduct advertising business through the VIE in mainland China and holds a business license that covers advertising in its business scope. Our targeted marketing business may be subject to the PRC Advertising Law and related regulations.

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

In addition to the above regulations, the Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which will come into effect on May 1, 2023, also set forth certain compliance requirements for online advertising businesses. Pursuant to the PRC Advertising Law and the Internet Advertising Measures, the use of the internet to publish or distribute advertisements shall not affect the normal use of the internet by users, and it is prohibited to insert paid ranking advertisements into the search results of government service websites, webpages, internet applications, public accounts and so on. Particularly, advertisements distributed on internet pages by advertisers or advertising distributors such as pop-up advertisements shall be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click.

Further, the Internet Advertising Measures provide that all online advertisements must be identifiable so that consumers can distinguish them from non-advertisement information. Moreover, the Internet Advertising Measures require that, among other things, paid ranking advertisements shall be marked “advertisement” prominently by the advertising distributors so that they can be prominently distinguished from normal research results. Without the consent or request of users, or upon users’ explicit refusal, internet advertisements shall not be sent to their vehicles of transport, navigation equipment, intelligent home appliances or otherwise, and no advertisements or links to advertisements shall be attached to any e-mail or internet instant messaging by users. It is not allowed to deceive or mislead users into clicking on or browsing advertisements in any of the following ways: (i) false prompts on system or software updates, error reporting, sorting, notice, etc.; (ii) false signs of display, start, pause, stop, return, etc.; (iii) false reward commitments; and (iv) other methods which deceive or mislead users into clicking on or browsing advertisements. Besides, advertising operators and advertising distributors must establish, improve and implement an undertaking registration, examination and file management system for internet advertising business in accordance with the following provisions: (i) to verify and register information such as the true identity, address and effective contact information of advertisers, set up advertisement files and check and update them on a regular basis, record and keep electronic data in relation to advertising activities for at least three years from the date when the publishing of advertisements ends; (ii) to inspect relevant supporting documents, verify the contents of advertisements, and for advertisements inconsistent with the supporting documentation or with incomplete supporting documents, advertising operators to not provide design, production or agency services, and advertising contributors to not publish such advertisements; and (iii) to provide advertising review personnel familiar with advertising laws and regulations or establish an advertising review institution. When publishing Internet advertisements that contain links, advertisers, advertising operators and advertising contributors should verify the advertising contents in relation to front-end advertisement in the next level of links.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, and orders to cease dissemination of the advertisements. In the case of serious violations, the SAMR or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties. In addition, advertisers, advertising operators and advertising contributors who can prove that they have fulfilled relevant responsibilities, taken measures to prevent the linked advertising contents from being tampered with, and provided the true name, address, and effective contact information of the subject of illegal advertising activities may be given a lighter, mitigated, or no administrative penalty in accordance with laws.

Regulations on Information Security

The PRC government has enacted laws and regulations with respect to internet information security. Internet information in mainland China is regulated and restricted from a national security standpoint. On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997, and amended it on January 8, 2011, prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

The Cyber Security Law of mainland China, which was promulgated on November 7, 2016, and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law of mainland China emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the Cyber Security Law of mainland China may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, or the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PIPL, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PIPL provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the CAC and several other regulatory authorities in mainland China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the mainland China may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Namely, the scope of review under the Cybersecurity Review Measures extend to CIIO, online platform operators carrying out data processing activities, and national security risks related to a non-domestic listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.”

On July 7, 2022, the CAC promulgated the Data Export Measures which became effective on September 1, 2022. The Data Export Measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations.

The VIE, Hexun Huagu, is an internet information services provider, and is therefore subject to the regulations relating to information security. Hexun Huagu has adopted data security, data recovery and backup measures to comply with these regulations and holds valid information security management system certificate of conformity issued by Beijing Zhong-An-Zhi-Huan Certification Center. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—Security and privacy breaches may hurt our business.”

Regulations on Personal Information Protection

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the Cyber Security Law of mainland China, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On July 30, 2021, the State Council promulgated the Provisions on the Security Protection of Critical Information Infrastructure, or the CII Regulation, which became effective on September 1, 2021. According to the CII regulation, a critical information infrastructure, or CII, refers to an important network facility or information system in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and national defense technology industry, among others. CII also refers to other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. The competent departments and supervision and management departments of the aforementioned important industries and fields are the departments responsible for the CII security protection work. They will be responsible for organizing the identification of CIIs in their respective industries or fields in accordance with the identification rules, promptly notifying the CII operators of the identification results, and notifying the public security department of the State Council.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, on August 20, 2021, which entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information refers to all kinds of information, recorded by electronic or other means, that is related to identified or identifiable natural persons, but excludes anonymized information. Personal information handling should follow the principles of legality, rightness, necessity, and integrity. Moreover, the Personal Information Protection Law specifies the rules for handling sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause grave harm to personal or property security, including biometric characteristics, financial accounts, individual location tracking, and personal information of minors under the age of 14, among others. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the personal information they handle. Otherwise, the personal information handlers will be ordered to correct their behaviors, or suspend or terminate the provision of services, and may be subject to confiscation of illegal income, fines or other penalties.

As an internet information services provider, the VIE, Hexun Huagu, is subject to these laws and regulations relating to protection of personal information. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

Regulations on Privacy Protection

The PRC Constitution states that the laws of mainland China protect the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure and use.

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

Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress on December 28, 2012 and the Provisions on Protection of Personal Information of Telecommunication and Internet Users issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his name, birth date, ID card number, address, telephone number, accounts and passwords. An internet services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

To further regulate cyber security and privacy protection, the Cyber Security Law of mainland China, which entered into force on June 1, 2017 provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the Cyber Security Law of mainland China, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. Any internet information services provider that violates these privacy protection requirements under the Cyber Security Law of mainland China and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times the illegal gains, and may be ordered to cease the relevant business operations where the circumstances are serious.

On January 23, 2019, the CAC and three other governmental authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules may be ordered by authorities to correct their incompliance within a specified period of time, be reported to the general public, or even be ordered to cease their operation or have their business license or operational permits revoked. In addition, the Provisions on the Cyber Protection of Children’s Personal Information issued by the CAC came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China together with other three agencies jointly promulgated the Identification Methods of Illegal Collection and Use of Personal Information through Apps, or the Identification Methods, which provides guidance for regulators to identify the illegal collection and use of personal information through mobile apps, and for app operators to operate self-assessment and correction of incompliance. The Identification Methods outline specific practices that may be identified as six circumstances, including but not limited to, collecting or using personal information without the consent of end users, and providing others with personal information without the consent of end users. According to the Identification Methods, nine types of practices may be identified as collecting or using personal information without the consent of end users, including (i) commencing the collection of personal information or opening the authority to collect personal information before obtaining the consent of users, (ii) collecting personal information or opening the authority to collect personal information after receiving the user’s disagreement or asking for the user’s consent frequently while interfering with the normal use of a user, (iii) collecting personal information or opening the authority for collectable personal information beyond the scope of users’ authorization, (iv) obtaining the users’ consent by non-express means, (v) changing the authority status for collection of personal information set by a user without the user’s consent, (vi) utilizing users’ personal information and algorithms to push information from targeted sources, but failing to provide options for non-targeted push information, (vii) misleading users into agreeing to collect personal information or open the authority to collect personal information by fraud, deception or other improper means, (viii) failing to provide users with channels and methods for withdrawing consent to collect personal information, and (ix) collecting and using personal information in violation of its stated collection and use rules; three types of practices may be identified as providing others with personal information without the consent of a user, including: (i) an app directly providing personal information for a third party without the consent of a user and without anonymization, (ii) an app providing a third party with the personal information it has collected after the data is transmitted to the background server of the app without the consent of a user and without anonymization, and (iii) an app that is linked with a third-party application providing personal information to the third-party application without the consent of users.

On May 28, 2020, the PRC National People’s Congress approved the Civil Code of the of mainland China or the Civil Code, which came into effect on January 1, 2021 and repealed the General Rules of the Civil Law. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the laws. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

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

As an internet information services provider, the VIE Hexun Huagu is subject to these laws and regulations relating to protection of personal information. Although Hexun Huagu only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the Cyber Security Law of mainland China and related data privacy and protection laws and regulations. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

Regulations on Foreign-related Investigation

On October 13, 2004, the National Bureau of Statistics promulgated the Measures on the Administration of Foreign-related Investigations, to regulate and administrate the foreign-related investigations. According to the Measures on the Administration of Foreign-related Investigations, no individual and no organization without a foreign-related investigation license may conduct any foreign-related investigation in any form, and foreign-related investigations include: (i) market and social investigations conducted under the entrustment or financial aid of any foreign organization, individual or the agency in the mainland China of any foreign organization; (ii) market and social investigations conducted in cooperation with any foreign organization, individual or the agency in the mainland China of any foreign organization; (iii) market investigations lawfully conducted by the agency in the mainland China of any foreign organization; and (iv) market and social investigations of which the materials and results are to be provided to any foreign organization, individual or the agency in the mainland China of any foreign organization.

The VIE, Hexun Huagu provides mobile app data analysis product to both domestic and foreign financial industry clients. Except for the general descriptions of market and social investigation defined in the relevant laws or regulations of mainland China, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related investigations.” Due to the lack of further interpretation of the relevant rules, it is uncertain whether Hexun Huagu is required to obtain a license for our business. To be prudent, the VIE obtained a foreign-related investigation license in April 2022.

Regulations on Anti-Monopoly

The Anti-Monopoly Law took effect on August 1, 2008, and was amended on June 24, 2022. Before the institutional reform plan of the State Council approved by the National People’s Congress on March 17, 2018, or the 2018 Institutional Reform Plan, the NDRC, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Commerce were the three of mainland China anti-monopoly enforcement authorities and the NDRC and the SAIC, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the 2018 Institutional Reform Plan, the anti-monopoly functions performed by the NDRC, the SAIC, and the Ministry of Commerce were consolidated into the SAMR, which may place a profound impact on the anti-monopoly law of mainland China enforcement practice. In November, 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the mainland China, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

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

The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the Anti-Monopoly Law. As public awareness of the rights under the Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers, may resort to the remedies under the law to improve their competitive position, regardless of the merits of their claims. The Anti-Monopoly Law provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose a fine up to 10% of the sales revenue of the previous year, if operators have implemented the concentration and have or may have the effect of excluding or limiting competition. And a fine up to RMB 5,000,000 may be imposed on operators if the concentration does not have the effect of excluding or limiting competition.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing anti-monopoly regulatory regime of mainland China for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

On March 24, 2023, the SAMR promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effective on April 15, 2023. These regulations have superseded and replaced, respectively, the Interim Review Measures of Concentration of Undertakings promulgated on March 24, 2022, the Interim Provisions on Prohibition of Monopoly Agreements promulgated on March 24, 2022, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and Interim Provisions on Curbing Abuse of Administrative Power to Exclude or Restrict Competition promulgated on June 26, 2019. These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and strengthened the legal responsibilities of the relevant parties. Since such provisions are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

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

The VIE Hexun Huagu provides financial risk management solutions to its customers. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear, it is uncertain whether financial risk management solutions Hexun Huagu provides would be deemed to engage in personal credit reporting business. Hexun Huagu confirms that it has never provided credit information related to the mobile terminal user, such as credit transaction information, default frequency information, asset information, liability information, etc. to the customer, and as of the date of this annual report, has not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that Hexun Huagu will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering its financial risk management solutions.

Regulations on Intellectual Property Rights

Software Registration

The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations and rules relating to protection of software in mainland China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under the laws of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2022, we have registered copyrights to 160 software programs in mainland China.

Artwork Copyrights

The Copyright Law of mainland China, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, also provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In accordance with the Provisional Measures on Voluntary Registration of Works which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as a preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2022, we have registered 4 artwork copyrights.

Domain Name

In September 2002, China Internet Network Information Center, or the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize mainland China’s domain name system. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of mainland China and the Cybersecurity Law of mainland China, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information. As of December 31, 2022, we have registered 162 domain names, 85 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2022, we have registered 143 trademarks and had filed 27 trademark applications in mainland China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2022, we have registered 35 patents and are in process of applying for 60 patents in mainland China.

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

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the mainland China. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Payments for transactions that take place within the mainland China must be made in Renminbi. Foreign currency revenues received by companies in mainland China may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Foreign Exchange Registration of Offshore Investment by mainland China Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for mainland China Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, which became effective on November 1, 2005, mainland China residents, including mainland China resident natural persons or companies in mainland China, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires mainland China residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the mainland China residents in the offshore special purpose vehicles or companies in mainland China by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a mainland China resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are mainland China residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. We have notified holders of common shares of our company whom we know are mainland China residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Weidong Luo, our shareholder who is a mainland China resident, have registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are mainland China residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our mainland China resident shareholders to comply with the registration procedures may subject the mainland China resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our mainland China subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

Stock Option Rules

The Administration Measures on Individual Foreign Exchange Control were promulgated by the People’s Bank of China on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007 and was amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, mainland China residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and mainland China residents participating in the stock incentive plans of overseas listed companies shall retain a qualified mainland China agent, which could be a mainland China subsidiary of such overseas publicly-listed company or another qualified institution selected by such mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the mainland China agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agents or the overseas entrusted institution or other material changes. The mainland China agents shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the mainland China opened by the mainland China agents before distribution to such mainland China residents. In addition, the mainland China agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our mainland China citizen employees who have been granted share options, or mainland China optionees, are subject to the Stock Option Rules as our company has become an overseas listed company. If we or our optionees in mainland China fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our mainland China optionees may be subject to fines and other legal sanctions. In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the mainland China who exercise share options will be subject to mainland China’s individual income tax. Our mainland China subsidiary and VIE have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the mainland China’s tax authorities or other PRC government authorities.

Regulations on Tax

Mainland China Enterprise Income Tax

The mainland China enterprise income tax is calculated based on the taxable income determined under the mainland China Enterprise Income Tax Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the mainland China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended in 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and was amended in 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. According to the Administrative Measures for the Recognition of High and New Technology Enterprises, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as high and new technology enterprise, or the HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within mainland China may be considered mainland China resident enterprises and are therefore subject to mainland China’s enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated mainland China’s tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as Mainland China Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a company in mainland China or corporate group in mainland China as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the mainland China;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the mainland China;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the mainland China; and

•	50% or more of voting board members or senior executives habitually reside in the mainland China.

In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a mainland China resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain mainland China-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

In the event that we are considered a mainland China resident enterprise, we would be subject to the mainland China’s enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our mainland China subsidiary are eligible for exemption.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends the mainland China’s tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets as they have to make self-assessment on whether the transaction should be subject to mainland China’s tax and to file or withhold the mainland China’s tax accordingly.

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

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 37 and/or SAT Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

VAT

Pursuant to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993, as amended and the Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated by the Ministry of Finance on December 15, 2008, as amended, all individuals and entities selling goods, providing labor services of processing or repairing, selling services, intangible assets or real property within, or importing goods into, the mainland China must pay value-added tax.

On January 1, 2012, the Ministry of Finance and SAT implemented a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services and certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Guangdong province, Guangdong province launched the same Pilot Program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation, or SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the 2014 VAT Circular. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax, pursuant to which the 2013 VAT Circular and the 2014 VAT Circular shall be repealed accordingly unless otherwise specified. Effective from May 1, 2016, the mainland China’s tax authorities collect VAT in lieu of business tax on a trial basis, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

On November 19, 2017, the State Council promulgated the Decision of the State Council on Abolishing the Interim Regulations of the mainland China on Business Tax and Amending the Interim Value-Added Tax Regulations of the mainland China, deciding to abolish the Interim Regulations of the PRC on Business Tax. Since then, business tax has been comprehensively cancelled. We currently pay the VAT instead of business taxes for our revenue derived from the provision of some modern services.

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends from income generated from the business of a mainland China subsidiary after January 1, 2008 and distributed to its foreign investor are subject to withholding tax at a rate of 10% if the mainland China’s tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favourable tax treatment, the relevant tax authorities may adjust the favourable withholding tax in the future.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a mainland China resident enterprise, any dividends to be distributed by us to our non-domestic shareholders and ADS holders would not be subject to any mainland China’s withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders or ADS holders.”

Regulations on Dividend Distribution

Companies in the mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with mainland China’s accounting standards and regulations. Additionally, companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on mainland China’s accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

In addition, pursuant to the PRC Social Insurance Law, employers in mainland China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. According to the Regulation on the Administration of Housing Fund, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the mainland China.

Our WFOE and VIE have not fully contributed to the social insurance plan and the housing fund plan as required by applicable regulations of mainland China. We have recorded accruals for estimated underpaid amounts in our consolidated financial statements.

C.	Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entity as of the date of this annual report on Form 20-F:

Note:

(1)

Mr. Weidong Luo, our founder, chairman of our board of directors, chief executive officer and a principal beneficial owner of the shares of our company, holds 80% equity interests in the VIE. Mr. Guangyan Chen, our general manager, holds 20% equity interests in the VIE.

We, through our WFOE, had previously entered into a series of contractual arrangements with the VIE and then nominee shareholders of the VIE. On July 26, 2022, certain then shareholders of the VIE, Mr. Xiaodao Wang and Mr. Jiawen Fang, transferred their entire equity interests in the VIE to Mr. Guangyan Chen. We entered into a termination agreement of contractual agreements with the VIE and the then nominee shareholders of the VIE to terminate the previous contractual arrangements, and concurrently signed a series of new contractual arrangements with the VIE and its current nominee shareholders.

Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2020, 2021 and 2022, we derived 97.7%, 95.0% and 96.7% of our external revenues from the VIE, respectively.

The previous contractual agreements include exclusive option agreements, exclusive business cooperation agreement, financial support agreement, shareholder voting proxy agreement, power of attorney and equity interest pledge agreements. Pursuant to the exclusive option agreements, each then shareholder of the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide the VIE comprehensive business support, technical services, consulting services and other services. Pursuant to the financial support agreement, we undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable laws and regulations of mainland China, whether or not any operational loss is actually incurred by the VIE. Each of the then shareholders of the VIE has also executed a shareholder voting proxy agreement and a power of attorney to irrevocably authorize our company to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE. Pursuant to the equity interest pledge agreements, the then shareholders of the VIE have pledged 100% equity interests in the VIE to our WFOE to guarantee performance by the then shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements.

The following is a summary of the currently effective contractual arrangements relating to Hexun Huagu, the VIE.

Agreements that enable us to direct the activities of the VIE

Shareholder Voting Proxy Agreement. Pursuant to the shareholder voting proxy agreement, dated July 26, 2022, by and among our company, our WFOE and each of the current shareholders of the VIE, each of the current shareholders of the VIE irrevocably authorizes our company to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE that are substantially the same as those described above. The shareholder voting proxy agreement will remain effective until the shareholders no longer hold any equity interests in the VIE, unless terminated in accordance with the provisions of the agreement or terminated in writing by our company.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, dated July 26, 2022, among our WFOE, the VIE and each of the current shareholders of the VIE, the current shareholders of the VIE have pledged 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, and the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements. In the event of a breach by the VIE or any of its shareholder of contractual obligations under the equity interest pledge agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The current shareholders of the VIE also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The VIE undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests.

Agreement that allows us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between our WFOE and the VIE, dated July 26, 2022, our WFOE has the exclusive right to provide to the VIE comprehensive business support, technical services, consulting services and other services. Without our WFOE’s prior written consent, the VIE may not accept any services subject to this agreement from any third party. Our WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. The VIE agrees to pay our WFOE an annual service fee at an amount equivalent to a certain percentage of the VIE’s audited total operating income for the relevant year. This agreement will remain effective for an indefinite term, unless terminated in accordance with the provisions of this agreement or terminated in writing by our WFOE.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreement, dated July 26, 2022, among our WFOE, the VIE and each current shareholder of the VIE, each current shareholder of the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options for the higher of RMB10 or the lowest price permitted under applicable laws of mainland China. Each current shareholder of the VIE undertakes that, without our WFOE’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE, (ii) transfer or otherwise dispose of their equity interests in the VIE, (iii) change the VIE’s registered capital, (iv) amend the VIE’s articles of association, (v) dispose of the VIE’s material assets (except in the ordinary course of business), or (vi) merge the VIE with any other entity. In addition, the VIE undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in and all the assets of the VIE have been transferred to our WFOE or its designated person.

Financial Support Agreement. Pursuant to the financial support agreement, dated July 26, 2022, by and among our company, our WFOE and the current shareholders of the VIE, we undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable laws and regulations of mainland China, whether or not any operational loss is actually incurred by the VIE. We will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay the loans.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of the VIE in mainland China and our WFOE are not in violation of applicable laws and regulations of mainland China currently in effect; and

•

the contractual arrangements between our company, our WFOE, the VIE and its shareholders governed by laws and regulations of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interest in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 3,075.1 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, and Guangzhou with an aggregate floor area of approximately 733.77, 648.24 and 168.40 square meters, respectively. These leases vary in duration from one to five years.

Our servers are hosted in different cities of China, including Guangzhou and Shenzhen. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

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

We are a leading provider of customer engagement and marketing technology services in mainland China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of SAAS Businesses and targeted marketing that offer industry-specific, actionable insights for customers. Our SAAS Businesses include developer service and vertical applications, which comprised of market intelligence, financial risk management and location-based intelligence. We currently generate revenue primarily from our SAAS Businesses, while we adopt a freemium model for most of our developer services.

We strategically winded down our targeted marketing business to focus on SAAS Businesses that have a higher profit margin in 2020, and have been only operating our SAAS Businesses since the beginning of 2021.

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

Our ability to increase the number of customers and average spending per customer

Growth in our number of customers and average spending per customer are key drivers of our revenue growth. We recorded total revenues of RMB471.6 million in 2020, RMB357.3 million in 2021 and RMB328.8 million (US$47.7 million) in 2022. Our number of customers decreased from 3,521 in 2020 to 3,516 in 2021 and increased to 6,060 in 2022 mainly due to the acquisition of SendCloud in 2022. We define our customers in a given period as those that purchase at least one of our paid-for SAAS Businesses including developer service and vertical applications or targeted marketing during the same period. The average spending per customer decreased from RMB133,943 in 2020 to RMB101,627 in 2021 and further decreased to RMB54,261 (US$7,867) in 2022. Over the same time periods, our revenues from SAAS Businesses increased in 2021, due to our strategic business focus shift to SAAS Businesses, and decreased in 2022 mainly due to the impact of COVID-19 on the overall macroeconomic conditions. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continuously broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses and targeted marketing, develop and productize new services and solutions, and effectively market and sell our services and solutions.

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

Our ability to further improve our margins

Our results of operations are directly affected by our ability to improve our margins. Our business has grown substantially while at the same time improving our cost efficiency. Our gross margin was mainly affected by the mix of our SAAS Businesses and targeted marketing, where SAAS Businesses have a relatively higher profit margin and targeted marketing has a lower one. We strategically winded down our targeted marketing business to focus on SAAS Businesses that have a higher profit margin in 2020, and have been only operating our SAAS Businesses since the beginning of 2021. Our ability to increase our gross margin depends on our ability to improve the margin of SAAS Businesses and expand our vertical applications and other business initiatives. Moreover, our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate revenue from our SAAS Businesses and targeted marketing. The following table breaks down our total revenues by categories, by amounts and as percentages of total revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Targeted Marketing	213,662	45.3	—	—	—	—	—
SaaS Products	257,952	54.7	357,322	100.0	328,822	47,675	100.0
Total	471,614	100.0	357,322	100.0	328,822	47,675	100.0

Targeted Marketing. We generate targeted marketing revenue by providing targeted marketing in the form of integrated marketing campaigns to advertisers through our XiaoGuoTong marketing platform, which is built upon our multi-dimensional device-level mobile behavioral data. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. The contract consideration related to these material rights are deferred any recognized as revenue when future services are transferred or when the material rights expire.

We have contractual arrangements with customers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for our targeted marketing primarily based on a cost-per-click (CPC) or cost-per-action (CPA) basis. Revenue is recognized at a point in time once agreed actions are performed. We act as the principal in the targeted marketing arrangements under which we have control over the fulfillment of the service and discretion in establishing price. Accordingly, we recognize revenue on a gross basis.

SAAS Businesses. We generate SAAS Businesses revenues primarily by providing developer services and vertical applications which include market intelligence, financial risk management and location-based intelligence. For developer service, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into consumption-based contracts with our customers to provide short message services, or SMS, one-click verification services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. Customers pay for SMS and one-click verification services based on the pre-agreed the rate per message and the number of messages delivered. We act as the principal in the SMS and one-click verification services in which the Company has control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”) basis or cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. We act as the principal in the value-added services under which we have control over the fulfillment of the service and have discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

We primarily enter into project-based contracts with our customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. We provide our customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot drive economic benefit from the related system training services on its own. Meanwhile, we also provide post contract assurance-type maintenance services, which usually have a duration of one year. The transaction price is fixed based on the signed contract consideration. Under ASC 606, we recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by us.

For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with its customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on the signed contract consideration. We recognize revenue at the point in time when the customized reports are provided.

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed the rate per query and the number of queries delivered. We recognize revenue at a point in time when the queries are processed or the features the customers utilized.

We expect our total revenues will increase in the foreseeable future with SAAS Businesses as the key driver and indicator for our business growth as we further expand our business and optimize our product mix.

Cost of revenues

Our cost of revenues currently consists primarily of the cost of purchasing ad inventory associated with our targeted marketing, channel cost associated with JG Alliance, purchase of short message, bandwidth and cloud cost, staff costs and depreciation of servers used for revenue generating services and solutions.

In relation to our targeted marketing, upon receiving orders from our customers, we first utilize our data and AI-powered data analytics capabilities to determine the ad inventory that is most suitable for the customers’ ads, and then purchase the ad inventory from selected suppliers, primarily online media networks on a real-time basis. The ad inventory purchased from Tencent decreased from 1.7% in 2020 to nil in 2021, and our cost of revenue attributable to Tencent decreased from 2.0% in 2020 to nil in 2021 and 2022. This percentage decrease was primarily because that we have exited the targeted marketing business by the end of 2020. In relation to our bandwidth and cloud cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to optimize our product mix and expand our business.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2020	2021	2022

	(in thousands, except for percentage data)
Gross profit	RMB206,178	RMB264,929	RMB225,765	US$	32,733
Gross margin	43.7%	74.1%	68.7%		68.7%

The increase in gross margin in 2021 was mainly due to we have completely exited from the low-margin targeted marketing business and transited to pure SAAS business model by the end of 2020. The decrease in gross margin in 2022 was mainly due to the increase in channel cost associated with JG Alliance.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Research and development expenses	174,597	44.1	206,722	51.3	154,476	22,397	43.2
Sales and marketing expenses	102,319	25.8	116,415	28.9	98,324	14,256	27.4
General and administrative expenses	119,087	30.1	79,922	19.8	105,404	15,282	29.4
Total	396,003	100.0	403,059	100.0	358,204	51,935	100.0

Our research and development expenses mainly consist of payroll and related expenses for personnel engaged in research and development activities, technical service fees paid to third-party service providers for maintaining servers as part of our technology infrastructure, and depreciation of such servers. We incurred research and development expenses primarily for the development of new services, new features as well as costs associated with new product and technology development and enhancement. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to improve technology and infrastructure and expand our service and solution offerings.

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

Our general and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with the use of facilities and equipment by these functions, including rental and office expenses, professional fees, impairment of long-lived assets, and bad debt provision. We expect that our general and administrative expenses will increase in absolute amounts as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

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

Mainland China

Generally, our WFOE and VIE in mainland China are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting December 2022 onwards.

We are subject to value added tax, or VAT, at a rate of 6% on the services and solutions we provide to customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the laws of mainland China.

Dividends paid by our WFOE in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the mainland China Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our total revenues for the years presented. Our business has grown rapidly in recent years. Year-to-year comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	471,614	100.0	357,322	100.0	328,822	47,675	100.0
Cost of revenues(1)	(265,436)	(56.3)	(92,393)	(25.9)	(103,057)	(14,942)	(31.3)
Gross profit	206,178	43.7	264,929	74.1	225,765	32,733	68.7
Operating expenses:(1)
Research and development expenses	(174,597)	(37.0)	(206,722)	(57.9)	(154,476)	(22,397)	(46.9)
Sales and marketing expenses	(102,319)	(21.7)	(116,415)	(32.6)	(98,324)	(14,256)	(29.9)
General and administrative expenses	(119,087)	(25.3)	(79,922)	(22.4)	(105,404)	(15,282)	(32.1)

Total operating expenses	(396,003)	(84.0)	(403,059)	(112.8)	(358,204)	(51,935)	(108.9)
Loss from operations	(189,825)	(40.3)	(138,130)	(38.7)	(132,439)	(19,202)	(40.3)
Foreign exchange gain/(loss), net	10	0.0	(3,376)	(0.9)	(2,866)	(416)	(0.9)
Interest income	6,131	1.3	6,597	1.8	2,321	337	0.7
Interest expense	(11,724)	(2.5)	(8,815)	(2.5)	(3,136)	(455)	(1.0)
Other (loss)/income	(30,814)	(6.5)	(2,908)	(0.8)	26,318	3,816	8.0
Change in fair value of structured notes	1,233	0.3	20	0.0	59	9	0.0
Change in fair value of foreign currency swap contract	—	—	6,060	1.7	838	121	0.3

Loss before income taxes	(224,989)	(47.7)	(140,552)	(39.3)	(108,905)	(15,790)	(33.1)
Income tax (expense)/benefit	(86)	(0.0)	(32)	(0.0)	455	66	0.1
Net loss	(225,075)	(47.7)	(140,584)	(39.3)	(108,450)	(15,724)	(33.0)

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenue	4	41	2	—
Research and development expenses	7,176	13,801	368	53
Sales and marketing expenses	3,965	2,609	1,188	172
General and administrative expenses	17,713	13,761	13,957	2,024
Total	28,858	30,212	15,515	2,249

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 8.0% from RMB357.3 million in 2021 to RMB328.8 million (US$47.7 million) in 2022, primarily due to the impact of COVID-19 on the overall macroeconomic conditions globally.

Cost of revenues

Our cost of revenues increased by 11.5% from RMB92.4 million in 2021 to RMB103.1 million (US$14.9 million) in 2022. The increase was mainly due to the increase in media cost of RMB9.0 million (US$1.3 million) in 2022.

Gross profit

Our gross profit decreased by 14.8% from RMB264.9 million in 2021 to RMB225.8 million (US$32.7 million) in 2022, mainly due to the increase of media cost in 2022.

Research and development expenses

Our research and development expenses decreased by 25.3% from RMB206.7 million in 2021 to RMB154.5 million (US$22.4 million) in 2022. The decrease was primarily due to a decrease of RMB33.2 million (US$4.8 million) in personnel costs, a decrease of RMB7.3 million (US$1.1 million) in technical service fee, a decrease of RMB3.7 million (US$0.5 million) in cloud cost and a decrease of RMB3.1 million (US$0.4 million) in depreciation expense.

Sales and marketing expenses

Our sales and marketing expenses decreased by 15.5% from RMB116.4 million in 2021 to RMB98.3 million (US$14.3 million) in 2022. The decrease was primarily due to a decrease of RMB10.4 million (US$1.5 million) in personnel costs and a decrease of RMB6.4 million (US$0.9 million) in marketing expense.

General and administrative expenses

Our general and administrative expenses increased by 32% from RMB79.9 million in 2021 to RMB105.4 million (US$15.3 million) in 2022. The increase was primarily due to an increase of RMB22.4 million (US$3.2 million)in long-lived assets impairment as a result of a one-time cost for the “Going Cloud” project.

Net loss

As a result of the foregoing, we recorded a net loss of RMB108.5 million (US$15.7 million) for the year ended December 31, 2022, compared to a net loss of RMB140.6 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues decreased by 24% from RM471.6 million in 2020 to RMB357.3 million in 2021, primarily due to a 100% decrease in revenues from the legacy Targeted Marketing business as we have exited this business by the end of 2020, where the impact was partially offset by the increase in the Developer Services revenue by 46% and in Vertical Applications revenue by 24%. Our revenues from targeted marketing decreased by 100% from RMB213.7 million in 2020 to nil in 2021, which was primarily because we have exited this business by the end of 2020.

Our revenues from SAAS Businesses increased by 39% from RMB258.0 million in 2020 to RMB357.3 million in 2021, which was mainly due to the increase in the Developer Services revenue by 46% and in Vertical Applications revenue by 24%.

Cost of revenues

Our cost of revenues decreased by 65% from RMB265.4 million in 2020 to RMB92.4 million in 2021. The decrease was mainly due to the decrease in media cost of RMB165.9 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.

Gross profit

Our gross profit increased by 28% from RMB206.2 million in 2020 to RMB264.9 million in 2021, mainly due to our strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model.

Research and development expenses

Our research and development expenses increased by 18% from RMB174.6 million in 2020 to RMB206.7 million in 2021. The increase was primarily due to the increase in personnel costs by RMB16.4 million and the increase in cloud cost by RMB18.6 million, partially offset by the decrease in depreciation expense by RMB3.9 million.

Sales and marketing expenses

Our sales and marketing expenses increased by 14% from RMB102.3 million in 2020 to RMB116.4 million in 2021. The increase was primarily due to the increase in personnel costs by RMB9.0 million, the increase in marketing expense by RMB2.5 million, and the increase in travel and entertainment expense by RMB2.9 million.

General and administrative expenses

Our general and administrative expenses decreased by 33% from RMB119.1 million in 2020 to RMB79.9 million in 2021. The decrease was primarily due to the decrease in bad debt provision of RMB25.9 million, and the decrease in long-lived assets impairment charge by RMB11.0 million.

Net loss

As a result of the foregoing, we recorded a net loss of RMB140.6 million for the year ended December 31, 2021, compared to a net loss of RMB225.1 million for the year ended December 31, 2020.

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

Targeted marketing

We generate targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the XiaoGuoTong marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. The contract consideration related to these material rights are deferred any recognized as revenue when future services are transferred or when the material rights expire.

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

SAAS Businesses

We generate SAAS Business revenue primarily from developer services and vertical applications. For developer services, there are three types contracts, subscription-based contracts and project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging (collectively “notification services”), which we provide our customers with access to our notification services platform. This enables customers to send notifications and messages to users. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term. We use an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.

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

We primarily enter into project-based contracts with our customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. We provide our customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot drive economic benefit from the related system training services on its own. Meanwhile, we also provide post contract assurance-type maintenance services, which usually have a duration of one year. The transaction price is fixed based on the signed contract consideration.

Under ASC 606, we recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by us. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.

For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into project-based contracts with our customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on the signed contract consideration. We recognize revenue at the point in time when the customized reports are provided.

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed the rate per query and the number of queries delivered. We recognize revenue at a point in time when the queries are processed or the features are utilized by the customers.

For certain arrangements, customers are required to pay before the services are delivered. For other arrangements, we provided customers with a credit term under six months.

Following the exit of targeted marketing business, all of our revenues were contributed by SAAS Businesses beginning from 2021.

Long-term investments

Our long-term investments consist of equity investments without readily determinable fair value.

We account for investments in an investee over which we do not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. We recognized RMB38.7 million, RMB25.4 million and RMB6.7 million (US$1.0 million) impairment in other income/(expense) in the consolidated statement of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Restricted Share Unit Grants

The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2020, 2021 and 2022:

	Weighted Average Grant Date
Grant Date	Number of Restricted Share United Granted	Fair Value per Restricted Share Unit US$
Various dates in 2020	95,095	3.13
Various dates in 2021	119,568	2.18
Various dates in 2022	199,965	1.38

The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2020, 2021 and 2022 were RMB835 thousand, RMB1,600 thousand and RMB1,670 thousand (US$242 thousand), respectively.

Option Grants

The following table sets forth information regarding the share options granted under our stock incentive plans in 2020, 2021 and 2022.

Grant Date	Number of Options Granted	Weighted Average Per Option Exercise Price US$	Weighted Average Grant date Fair Value per Option US$
Various dates in 2020	1,578,809	0.04	2.91
Various dates in 2021	1,367,791	1.14	3.86
Various dates in 2022	2,900,248	0.90	0.93

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2020, 2021 and 2022 were RMB28.0 million, RMB28.6 million and RMB13.8 million (US$2.0 million), respectively.

Fair Value of Options

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2020, 2021 and 2022 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2020	2021	2022
Risk-free interest rate(1)	0.63%~1.88%	0.94%—1.70%	1.87%—3.75%
Expected dividend yield(2)	—	—	—
Expected volatility range(3)	44.37%~47.83%	47.45%—56.62%	55.99%-56.79%
Weighted average expected volatility	46.37%	50.26%	56.16%
Expected exercise multiple(4)	2.5~2.8	2.2~2.8	2.2~2.8

Notes:

(1)	The risk-free interest rate of periods within the contractual life of the share options was estimated based on the U.S. Treasury yield in effect as of the valuation dates.
(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.

Operating leases

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2022 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

We determine if an arrangement is a lease or contains a lease at lease inception. Leases are classified at the inception date as either as a finance lease or an operating lease. We classify a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to us at the end of the lease term.

For operating leases, we recognize an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by us.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recorded as a single cost on a straight-line basis over the lease term.

Our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Land use rights represent lease prepayments to the local government authorities. As of December 31, 2022, the land use right was carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight line basis over the remaining term of the land use right period.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	75,810	(76,650)	(17,476)	(2,533)
Net cash (used in)/provided by investing activities	(144,415)	26,442	26,853	3,893
Net cash provided by/(used in) financing activities	315	(54,520)	(148,040)	(21,464)
Effect of exchange rate on cash and cash equivalents and restricted cash	(7,054)	3,080	341	49
Net decrease in cash and cash equivalents and restricted cash	(75,344)	(101,648)	(138,322)	(20,055)
Cash and cash equivalents and restricted cash at the beginning of year or period	431,574	356,230	254,582	36,911
Cash and cash equivalents and restricted cash at the end of the year or period	356,230	254,582	116,260	16,856

We had net cash generated by operating activities of RMB75.8 million for the year ended December 31, 2020, net cash used in operating activities of RMB76.7 million for the year ended December 31, 2021, and net cash used in operating activities of RMB17.5 million (US$2.5 million) for the year ended December 31, 2022. The decrease in net cash used in operating activities was primarily due to a decrease in paid interest related to convertible notes and a decrease in accounts receivable. Net income, adjusted by the reconciliation of certain non-cash items including depreciation and amortization, share-based compensation expenses, impairment of long-term investments, impairment of long-lived assets as well as change in fair value of derivative assets. Our operating cash flow is also affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, operating lease right-of-use assets, operating lease liabilities, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts and notes receivable represent primarily accounts and notes receivable from the customers that purchased our SAAS Businesses and targeted marketing. As of December 31, 2020, 2021 and 2022, our accounts and notes receivable, net of allowance for doubtful accounts, were RMB44.9 million, RMB43.9 million and RMB29.7 million (US$4.3 million), respectively. Starting from 2019, we have been selective and disciplined in our approach to grant credit terms to customers which results in a lower accounts and notes receivable balance as of December 31, 2022 as compare to that as of December 31, 2021.

Our accounts and notes receivable turnover days decreased from 69 days in 2020 to 45 days in 2021 and further decreased to 40 days in 2022, which was due to our disciplined accounting policy and cash collecting efforts which enabled a timely collection of our accounts receivables. Accounts and notes receivable turnover days for a given period are equal to average balances of accounts and notes receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers associated with developer service and targeted marketing. As of December 31, 2020, 2021 and 2022, our accounts payable were RMB16.6 million, RMB18.3 million and RMB18.2 million (US$2.6 million), respectively. The increase of accounts payable from 2020 to 2021 was mainly due to the increased purchase in bandwidth and cloud services, and our accounts payable remained stable in 2021 and 2022. Our accounts payable turnover days increased from 25 days in 2020 to 73 days in 2021, because we were able to negotiate better terms with suppliers. Our accounts payable turnover days decreased from 73 days in 2021 to 68 days in 2022, mainly due to the acquisition of SendCloud in March 2022 which has a lower accounts payable turnover days. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation, amortization and personnel cost) during the period and multiplied by the number of days during the period.

Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses and targeted marketing they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Due to the growth of customer demand for our SAAS Businesses, our deferred revenue and customer deposits increased from RMB109.2 million as of December 31, 2020 to RMB120.0 million as of December 31, 2021 and further increased to RMB142.4 million (US$20.6 million) as of December 31, 2022.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. Prepayments and other current assets decreased from RMB49.0 million as of December 31, 2020 to RMB46.7 million as of December 31, 2021 and further decreased to RMB30.4 million (US$4.4 million) as of December 31, 2022, primarily due to the decrease in receivables on behalf of third party advertising companies in 2022.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The decrease in accrued liabilities and other current liabilities from RMB109.1 million as of December 31, 2020 to RMB85.3 million as of December 31, 2021 and further decreased to RMB75.3 million (US$10.9 million) was primarily due to the employee payroll. Our primary sources of liquidity have been proceeds from equity and equity linked financing and bank borrowing. As of December 31, 2022, we had RMB116.3 million (US$16.9 million) in cash and cash equivalents and restricted cash, of which approximately 6% were held in U.S. dollars and the remainder was held in Renminbi and H.K. dollars.

Our major financings and borrowings in the years ended December 31, 2020, 2021 and 2022 include:

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

•

On April 16, 2021, we entered into a term loan agreement with Shanghai Pudong Development Bank, or SPD Bank. Under the loan agreement, SPD Bank agreed to provide us with a one-year RMB150.0 million term loan facility. The facility is priced at 50 basis points over one-year RMB Loan Prime Rate. The use of proceeds of the facility is for general corporate purpose. On April 15, 2022 we have fully repaid the loan of RMB150 million on time, and the restricted cash pledged was released and transferred back to the company.

•

On October 24, 2022, we entered into a term loan agreement with Shenzhen Zhongxiaodan Micro Credit Co., Ltd., or SZMCC. Under the loan agreement, SZMCC agreed to provide us with a one-year RMB5.0 million term loan facility, which bears a fixed interest rate of 4.9% per annum. The use of proceeds of the facility is for general corporate purpose. As of December 31, 2022, the outstanding principal balance of this loan facility was RMB5.0 million. We plan to repay the loan in October 2023.

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

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations of mainland China permit our mainland China subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. Our mainland China subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

Operating activities

Net cash used in operating activities in 2022 was RMB17.5 million (US$2.5 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB108.5 million (US$15.7 million) were (i) non-cash items including depreciation of property and equipment of RMB24.4 million (US$3.5 million), impairment of property and equipment of RMB22.4 million (US$3.2 million), share-based compensation expenses of RMB15.5 million (US$2.2 million), lease expense to reduce right-of-use assets of RMB9.0 million (US$1.3 million), impairment of long-term investments of RMB6.7 million (US$1.0 million), amortization of intangible assets of RMB6.0 million (US$0.9 million) and allowance for doubtful accounts of RMB2.9 million (US$0.4 million), and (ii) change in working capital including a decrease in prepayments and other current assets of RMB17.4 million (US$2.5 million), a decrease in accounts receivable of RMB12.5 million (US$1.8 million) and an increase in deferred revenue and customer deposits of RMB12.0 million (US$1.7 million), partially offset by an increase in operating lease right-of-use assets of RMB26.2 million (US$3.8 million) and a decrease in accrued liabilities and other current liabilities of RMB25.8 million (US$3.7 million).

Net cash used in operating activities in 2021 was RMB76.7 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB140.6 million were (i) non-cash items including depreciation of property and equipment of RMB27.3 million, amortization of intangible assets of RMB4.5 million, impairment of long-term investments of RMB25.4 million, fair value gain of foreign currency swap contract of RMB6.1 million and share-based compensation expenses of RMB30.2 million and (ii) change in working capital including an increase in prepayments and other current assets of RMB13.6 million, an increase in deferred revenue and customer deposits of RMB8.6 million, repayment of accrued interest related to convertible note of RMB21.0 million and a decrease in accrued liabilities and other current liabilities of RMB25.6 million.

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

Investing activities

Net cash provided by investing activities in 2022 was RMB26.9 million (US$3.9 million), consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of long-term investments.

Net cash provided by investing activities in 2021 was RMB26.4 million, consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of property and equipment.

Net cash used in investing activities in 2020 was RMB144.4 million, primarily of purchase of short-term and long-term investment, and which is partially offset by proceeds from maturities of short term investment.

Financing activities

Net cash used in financing activities in 2022 was RMB148.0 million (US$21.5 million), consisting primarily of repayment of short-term bank loan.

Net cash used in financing activities in 2021 was RMB54.5 million, consisting primarily of repayment of convertible note and proceeds from short-term loan.

Net cash provided by financing activities in 2020 was RMB0.3 million, primarily of proceeds from exercise of share options.

Capital expenditures

We made capital expenditures of RMB21.5 million, RMB18.9 million and RMB1.1 million (US$0.2 million) in 2020, 2021 and 2022, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment, and intangible assets.

Material Cash requirements

As of December 31, 2022, we had a total of RMB116.1 million (US$16.8 million) of cash and cash equivalents, and we believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

For fiscal year 2022, our material cash requirements mainly include the repayment of short-term bank loan, operating lease obligation and consideration to acquire SendCloud, which is approximately RMB188.0 million. (US$27.3 million).

Our operating lease obligations relate to our leases of office premises and office equipment, including the purchase of land use right. In July 2022, we entered into an agreement with the PRC government to purchase land use right of a parcel of land in Shenzhen for a total cash consideration of RMB21.9 million (US$3.2 million). Under the agreement, we have nontransferable land use right of the parcel of land for 30 years from July 7, 2022 to July 6, 2052. As of December 31, 2022, we have paid RMB11.0 million (US$1.6 million), and the remaining consideration will be paid by June 15, 2023. We will continue to make such capital expenditures to support the expected growth of our business.

In April 2021, we borrowed a secured RMB denominated loan of RMB150.0 million with a fixed interest rate of 4.35% for a one-year term from the Shanghai Pudong Development Bank. The short-term loan is collateralized by restricted cash balances totaling RMB157.9 million of the VIE. We acquired a majority equity interest of SendCloud in March 2022 for a total cash consideration of RMB34.5 million.

For fiscal year 2023, our material cash requirements mainly include the repayment of short-term bank loan, operating lease obligation including purchase of land use right and unpaid consideration for the acquisition of SendCloud, which is approximately RMB40.8 million.

For fiscal year 2024 and 2025, our material cash requirements mainly include operating lease obligation, which is approximately RMB7.5 million. There are no lease payments in 2026 and after as of the date of this annual report.

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

Holding Company Structure

Aurora Mobile Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIE. As a result, Aurora Mobile Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on mainland China’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for more information on our critical accounting policies.

Valuation of Equity Investments

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts, which comprised the investees’ cash flow forecasts. Changes in these estimates and assumptions could materially affect the fair value of equity investments without readily determinable fair value. See Note 8 of the Notes to our consolidated financial statements for information regarding investment related impairment accounted for under measurement alternative.

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

Incremental Borrowing Rate for Operating Leases

Our leases do not provide an implicit rate, we estimate the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Business Combinations

We account for our business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree at fair value at the acquisition date. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and redeemable noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The excess of (i) the total of cost of acquisition, the fair value of the noncontrolling interests and the acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. In addition, acquisition costs related to business combinations are expensed as incurred.

We record acquired intangible assets at fair value on the date of acquisition and amortize such assets using the straight-line method over the expected useful life of the asset unless another amortization method is deemed to be more appropriate. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, we will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Goodwill Impairment Assessment

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Under ASC 350-20-35, we have the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. In the qualitative assessment, we primarily consider factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. Therefore, when we perform the quantitative impairment test it compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

We elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the year ended December 31, 2022, by quantitatively comparing the fair values of the reporting unit to its carrying amounts. We determine the fair value of the reporting unit based on estimated fair value using the income approach, and no impairment charge was recognized for the year ended December 31, 2022.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	42	Chairman of the Board of Directors and Chief Executive Officer
Qing Zhang	45	Deputy Chief Technology Officer
Shan-Nen Bong	50	Chief Financial Officer
Kwok Hin Tang	44	Director
Hon Sang Lee	64	Independent Director
John Tiong Lu Koh	67	Independent Director
Peter Si Ngai Yeung	67	Independent Director

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid cash compensation in an aggregate amount of approximately RMB4.9 million (US$705 thousand) to our executive officers, and approximately RMB974 thousand (US$141 thousand) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 28, 2023, options to purchase 2,649,439 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2014 Plan.

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

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 28, 2023, options to purchase 4,443,197 Class A common shares and 199,964 restricted share units had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2021 Share Incentive Plan

In December 2021, our board of directors adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2021 Plan is 4,000,000 Class A common shares. As of February 28, 2023, we have not granted any awards under the 2021 Plan. As of February 28, 2023, options to purchase 1,698,004 Class A common shares had been granted and were outstanding under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2023, the awards granted under the 2014 Plan, the 2017 Plan and the 2021 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Common Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qing Zhang	*		—	Between June 2, 2020 and March 15, 2022	Between June 2, 2030 and March 15, 2032
Shan-Nen Bong	*		0.00 to 2.876	Between November 13, 2017 and March 15, 2022	Between November 13, 2027 and March 15, 2032
Kwok Hin Tang	*	(1)	—	Between April 1, 2019 and June 27, 2022	Between April 1, 2029 and June 27, 2032
John Tiong Lu Koh	*	(1)	—	Between September 4, 2018 and December 23, 2022	Between September 4, 2028 and December 23, 2032
Peter Si Ngai Yeung	*	(1)	—	Between September 4, 2018 and December 23, 2022	Between September 4, 2028 and December 23, 2032
Hon Sang Lee	*	(1)	—	Between May 7, 2020 and June 27, 2022	Between May 7, 2030 and June 27, 2032
All directors and executive officers as a group	770,785

Notes:

*

Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 28, 2023.

(1)	Represents restricted share units.

As of February 28, 2023, other employees as a group held outstanding options to purchase 8,219,819 Class A common shares of our company, at a weighted average exercise price of US$1.08 per share.

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

Board Diversity Matrix (As of February 28, 2023)
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

We had a total of 568, 541 and 460 employees as of December 31, 2020, 2021 and 2022, respectively. The following table gives a breakdown of our employees as of December 31, 2022, by function:

Function:	Number
Research and Development	188
Sales and Marketing	174
General and Administrative	73
Cost of Revenue	25
Total	460

As of December 31, 2022, we had 296 employees based in our headquarters in Shenzhen and a total of 164 employees in Beijing, Shanghai, Guangzhou, Chengdu and Wuhan.

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

Under regulations of mainland China, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury and unemployment benefit plans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to make adequate contributions to various employee benefit plans as required by the regulations of mainland China may subject us to penalties.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior managements that contain non-compete restrictions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 79,796,189 common shares outstanding on an as-converted basis, consisting of 62,796,000 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 28, 2023, excluding 8,990,604 Class A common shares issuable upon the exercise of outstanding share options and vesting of restricted shares and restricted share units granted under our 2014 Stock Incentive Plan, 2017 Stock Incentive Plan and 2021 Share Incentive Plan.

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

	Common Shares Beneficially Owned
	Class A common shares	Class B common shares	Total common shares	Percentage of total common shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Weidong Luo(1)	7,171,333	17,000,189	24,171,522	30.3%	76.1%
Qing Zhang(2)	*	—	*	*	*
Shan-Nen Bong(3)	*	—	*	*	*
Kwok Hin Tang(4)	*	—	*	*	*
Hon Sang Lee	—	—	—	—	—
John Tiong Lu Koh(5)	*	—	*	*	*
Peter Si Ngai Yeung(6)	*	—	*	*	*
All Directors and Executive Officers as a Group	7,853,713	17,000,189	24,853,902	31.1%	76.4%
Principal Shareholders:
KK Mobile Limited(7)	7,100,000	17,000,189	24,100,189	30.2%	76.1%
Mandra iBase Limited(8)	14,109,001	—	14,109,001	17.7%	6.1%
Fei Chen(9)	4,643,607	—	4,643,607	5.8%	2.0%
Entities affiliated with IDG-Accel(10)	4,672,006	—	4,672,006	5.9%	2.0%
Fosun International Limited(11)	5,791,997	—	5,791,997	7.3%	2.5%
FIL Limited(12)	4,448,008	—	4,448,008	5.6%	1.9%

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
**

The business address of Messrs. Weidong Luo, Qing Zhang, Shan-Nen Bong and Hon Sang Lee is 14/F, China Certification and Inspection Building, No. 6 Keji South 12th Road, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Mr. Kwok Hin Tang’s business address is 10/F, Fung House, 19-20 Connaught Road Central, Hong Kong. Mr. John Tiong Lu Koh’s business address is 279 River Valley Road, #05-01, Singapore 238320. Mr. Peter Si Ngai Yeung’s business address is 5A Block 3, The Morning Glory, 1 Lok Ha Square, Shatin, Hong Kong.

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

(2)	Represents the Class A common shares Mr. Qing Zhang has the right to acquire upon exercise of share options within 60 days after February 28, 2023.
(3)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 28, 2023.
(4)	Represents the Class A common shares held by Mr. Kwok Hin Tang.
(5)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.
(6)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(7)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.
(8)

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

(9)

Represents 3,686,157 Class A common shares held by Elite Bright International Limited, a British Virgin Islands company, and 957,450 Class A common shares that Mr. Fei Chen has the right to acquire upon exercise of share options within 60 days after February 28, 2023, as reported on the Schedule 13G/A filed by Fei Chen on February 2, 2023. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(10)

Represents (i) 4,362,710 Class A common shares held by IDG-Accel China Growth Fund III L.P., a Cayman Islands limited partnership, and (ii) 309,296 Class A common shares held by IDG-Accel China III Investors L.P., a Cayman Islands limited partnership, as reported on the Schedule 13G filed by IDG-Accel China Growth Fund III L.P. and affiliated parties on February 25, 2022. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., and the general partner of IDG-Accel China Growth Fund III Associates L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is 50% owned by Mr. Chi Sing Ho, its largest shareholder, and the current members of its board of directors are Mr. Quan Zhou and Mr. Chi Sing Ho. The address of the principal business office for IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(11)

Represents (i) 8,686,601 ADSs, representing 5,791,067 Class A common shares held by Greatest Investments Limited, a British Virgin Islands company, and (ii) 1,395 ADSs, representing 930 Class A common shares, held by Fidelidade—Companhia de Seguros, S.A., as reported on the Schedule 13G/A filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on February 3, 2023. Greatest Investments is a wholly-owned subsidiary of Fosun International. Fidelidade is a majority-owned subsidiary of Fosun International. The address of the principal business office for Greatest Investments is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(12)

Represents 4,448,008 Class A common shares beneficially owned by FIL Limited, as reported on the Schedule 13G/A filed by FIL Limited and affiliated parties on February 9, 2023. The address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of February 28, 2023, 42,404,716 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Variable Interest Entity and its Shareholders

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

Transactions with Our Chief Executive Officer and Related Entities

Transactions with Guangzhou Tianlang Network Technology Co., Ltd. Guangzhou Tianlang Network Technology Co., Ltd., or Guangzhou Tianlang, engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Guangzhou Tianlang. In 2020, 2021 and 2022, we provided certain SAAS Businesses and targeted marketing to Guangzhou Tianlang in an amount of nil, RMB0.1 million and RMB0.4 million, respectively. As of December 31, 2020, 2021 and 2022, we had amount of nil, RMB35 thousand and RMB255 thousand (US$37 thousand), respectively, due from Guangzhou Tianlang. As of December 31, 2020, 2021 and 2022, we had amount of nil, RMB54 thousand and nil, respectively, due to Guangzhou Tianlang.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in the ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or common shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the mainland China with a “de facto management body” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China’s tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in the mainland China.

We believe that Aurora Mobile Limited is not a mainland China resident enterprise for mainland China tax purposes. Aurora Mobile Limited is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that Aurora Mobile Limited meets all of the conditions above. Aurora Mobile Limited is a company incorporated outside the mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the mainland China. For the same reasons, we believe our other entities outside of China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the mainland China’s tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the mainland China’s tax authorities determine that Aurora Mobile Limited is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China’s tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the mainland China, unless a reduced rate is available under an applicable tax treaty. It is unclear whether our non-domestic individual shareholders (including the ADS holders) would be subject to any mainland China’s tax on dividends or gains obtained by such non-domestic individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China’s tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-domestic shareholders of Aurora Mobile Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the mainland China in the event that Aurora Mobile Limited is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, Aurora Mobile Limited, is not deemed to be a mainland China resident enterprise, holders of the ADSs and common shares who are not mainland China residents will not be subject to mainland China’s income tax on dividends distributed by us or gains realized from the sale or other disposition of our common shares or the ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the mainland China’s tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China’s tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon an analysis of our income and assets and the market value of our ADSs, we believe that we were not a PFIC for the taxable year ended December 31, 2022. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs or Class A common shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders unless we cease to be a PFIC and the U.S. Holder makes certain elections. The discussion below under “—Distributions” and “—Sale or Other Disposition of ADSs or Class A Common Shares” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.

Distributions

The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A common shares (including any amounts withheld in respect of mainland China’s withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder on the date actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A common shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A common shares, are listed on the Nasdaq Global Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

For U.S. foreign tax credit purposes, dividends received on our ADSs or Class A common shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise for mainland China tax purposes, a U.S. Holder may be subject to mainland China’s withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any such mainland China withholding taxes to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

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

Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “—Mainland China Taxation,” gains from the sale or other disposition of our ADSs or Class A common shares are subject to tax in mainland China, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as mainland China source-gains for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of our ADSs or Class A common shares. . Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

•

amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.jiguang.cn In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2022, we had Renminbi-denominated cash balance of approximately RMB108.5 million and U.S. dollar-denominated cash balance of US$1.0 million. Assuming we had converted RMB108.5 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$16.8 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$15.4 million instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our Renminbi cash balance would have been RMB115.8 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB116.5 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2022, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

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

For the period from July 25, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, US$47.6 million of the net proceeds received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund potential investments and acquisitions of complementary businesses, assets and technologies. We also used US$13 million of the net proceeds for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022.

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

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	8,328	7,128
Tax fees(2)	260	260

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2021 and 2022, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

On September 15, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$5 million worth our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. As of December 31, 2022, we had repurchased a total of 273,469 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on September 15, 2022.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Share Repurchase Program
September 15, 2022—September 30, 2022	27,143	US$	1.03	27,143	US$	4,972,059
October 1, 2022—October 31, 2022	—		—	—	US$	4,972,059
November 1, 2022—November 30, 2022	48,409	US$	0.90	48,409	US$	4,928,406
December 1, 2022—December 31, 2022	197,917	US$	0.91	197,917	US$	4,748,958
Total	273,469	US$	0.92	273,469	US$	4,748,958

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2022. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In January 2022, our board of directors approved the 2021 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2021 share incentive plan. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

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

In April 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Aurora Mobile Limited or the VIE in China, (ii) the governmental entities in China do not have a controlling financial interest in Aurora Mobile Limited or the VIE, (iii) none of the members of the board of directors of Aurora Mobile Limited or our operating entities, including the VIE, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Aurora Mobile Limited or the VIE contains any charter of the Chinese Communist Party.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Aurora Mobile Limited are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 30, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.2	Registrant’s Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, dated July 25, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on December 17, 2018 (File No. 333-228839))

2.4	Fourth Shareholders Agreement between the Registrant and other parties thereto dated May 10, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

2.5*	Description of Securities

4.1	2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.2	2017 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on January 18, 2022 (File No. 333-262205))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 13, 2018 (File No. 333-225993))

4.6	English Translation of the Term Loan Agreement between the Registrant and Shanghai Pudong Development Bank dated April 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on November 10, 2021 (File No. 001-38587))

4.7	English translation of Termination Agreement of Contractual Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.8 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.8	English translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.9 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.9	English translation of the Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.10 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.10	English translation of the Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.11 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.11	English translation of the Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.12 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.12	English translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.13 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

Exhibit Number	Description of Document

4.13	English translation of the Form of the Consent Letter granted by each shareholder of Hexun Huagu and its spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.14 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the 20-F filed on April 12, 2021 (File No. 001-38587))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
Name: Weidong Luo
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: April 18, 2023

F
-
1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Aurora Mobile Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective transition method during the year ended December 31, 2022.
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
18
, 2023

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		90,552	116,128	16,837
Restricted cash		164,030	132	19
Derivative assets		5,989	—	—
Short-term investments		30,000	—	—
Accounts receivable, net of allowances of RMB37,690 and RMB5,142 (US$746) as of December 31, 2021 and 2022, respectively	3	43,860	29,727	4,310
Prepayments and other current assets	4	46,670	30,401	4,407
Amounts due from related parties	18	35	255	37

Total current assets		381,136	176,643	25,610

Non-current assets:
Property and equipment, net	5	62,179	14,947	2,167
Operating lease right-of-use assets	6	—	33,756	4,894
Intangible assets, net	7	5,398	23,947	3,472
Goodwill	7	—	37,785	5,478
Long-term investments	8	141,926	141,901	20,574
Other non-current assets		4,898	4,128	599

Total non-current assets		214,401	256,464	37,184

Total assets		595,537	433,107	62,794

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of nil and RMB5,000 (US$725) as of December 31, 2021 and 2022, respectively)	10	150,000	5,000	725
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB17,529 and RMB15,325 (US$2,222) as of December 31, 2021 and 2022, respectively)		18,292	18,169	2,634
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB115,900 and RMB132,195 (US$19,166) as of December 31, 2021 and 2022, respectively)	11	119,991	138,804	20,125
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of nil and RMB16,491 (US$2,391) as of December 31, 2021 and 2022, respectively)	6	—	18,133	2,629
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB64,527 and RMB73,779 (US$10,697) as of December 31, 2021 and 2022, respectively)	12	85,305	75,333	10,922
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of RMB54 and nil as of December 31, 2021 and 2022, respectively)	18	54	—	—

Total current liabilities		373,642	255,439	37,035

Non-current liabilities:
Deferred revenue (including non-current deferred revenue of the VIE without recourse to the Company of RMB569 and RMB3,585 (US$520) as of December 31, 2021 and 2022, respectively)	11	3,845	3,585	520
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of nil and RMB5,546 (US$804) as of December 31, 2021 and 2022, respectively)	6	—	6,959	1,009
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of nil and RMB4,824 (US$699) as of December 31, 2021 and 2022, respectively)		—	4,824	699
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB560 and RMB2,076 (US$301) as of December 31, 2021 and 2022, respectively)		2,607	4,058	588

Total non-current liabilities		6,452	19,426	2,816

Total liabilities		380,094	274,865	39,851

AURORA MOBILE LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
Commitments and contingencies	15
Redeemable noncontrolling interests	17	—	30,552	4,430
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2021 and 2022; 4,920,000,000 shares authorized as of December 31, 2021 and 2022, 62,036,273 shares and 62,731,971 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	16	38	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 202 1 and 2022; 30,000,000 shares authorized as of December 31, 2021 and 2022, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	16	11	11	2
Treasury shares (nil and 182,313 class A common shares as of December 31, 2021 and 2022, respectively)		—	(1,689)	(245)
Additional paid-in capital		1,021,961	1,037,007	150,352
Accumulated deficit		(819,018)	(925,982)	(134,255)
Accumulated other comprehensive income		12,451	18,304	2,654

Total shareholders’ equity		215,443	127,690	18,513

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		595,537	433,107	62,794

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
Revenues (including related party amounts of nil, RMB100 and RMB400 (US$58) for the years ended December 31, 2020, 2021 and 2022, respectively)	19	471,614	357,322	328,822	47,675
Cost of revenues		(265,436)	(92,393)	(103,057)	(14,942)

Gross profit		206,178	264,929	225,765	32,733

Operating expenses
Research and development		(174,597)	(206,722)	(154,476)	(22,397)
Sales and marketing		(102,319)	(116,415)	(98,324)	(14,256)
General and administrative		(119,087)	(79,922)	(105,404)	(15,282)

Total operating expenses		(396,003)	(403,059)	(358,204)	(51,935)

Loss from operations		(189,825)	(138,130)	(132,439)	(19,202)

Foreign exchange gain/(loss)		10	(3,376)	(2,866)	(416)
Interest income		6,131	6,597	2,321	337
Interest expense		(11,724)	(8,815)	(3,136)	(455)
Other (loss)/income	20	(30,814)	(2,908)	26,318	3,816
Change in fair value of structured deposits		1,233	20	59	9
Change in fair value of foreign currency swap contract		—	6,060	838	121

Loss before income taxes		(224,989)	(140,552)	(108,905)	(15,790)

Income tax (expenses)/benefits	14	(86)	(32)	455	66

Net loss		(225,075)	(140,584)	(108,450)	(15,724)

Less: net loss attributable to redeemable noncontrolling interests	17	—	—	(1,486)	(215)
Net loss attributable to Aurora Mobile Limited’s shareholders		(225,075)	(140,584)	(106,964)	(15,509)
Net loss attributable to common shareholders		(225,075)	(140,584)	(106,964)	(15,509)

Net loss per share for class A and class B common shares:	16
Class A and B common shares - basic and diluted		(2.91)	(1.78)	(1.35)	(0.20)
Weighted average shares used in computing net loss per share attributable to common shares:
Class A common shares - basic and diluted		60,415,978	61,809,501	62,296,172	62,296,172
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments		4,450	1,638	5,853	849

Total other comprehensive income, net of tax		4,450	1,638	5,853	849

Total comprehensive loss		(220,625)	(138,946)	(102,597)	(14,875)

Less: comprehensive loss attributable to redeemable noncontrolling interests	17	—	—	(1,486)	(215)

Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(220,625)	(138,946)	(101,111)	(14,660)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	77,106,226	48	81,930	(1,999)	956,735	6,363	(453,359)	507,788
Net loss	—	—	—	—	—	—	(225,075)	(225,075)
Translation adjustments	—	—	—	—	—	4,450	—	4,450
Exercise and vesting of share-based awards	1,286,133	—	(81,930)	1,999	3,219	—	—	5,218
Share-based compensation (Note 13)	—	—	—	—	28,858	—	—	28,858

Balance as of December 31, 2020	78,392,359	48	—	—	988,812	10,813	(678,434)	321,239

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	78,392,359	48	988,812	10,813	(678,434)	321,239
Net loss	—	—	—	—	(140,584)	(140,584)
Translation adjustments	—	—	—	1,638	—	1,638
Exercise and vesting of share—based awards	644,103	1	2,937	—	—	2,938
Share-based compensation (Note 13)	—	—	30,212	—	—	30,212

Balance as of December 31, 2021	79,036,462	49	1,021,961	12,451	(819,018)	215,443

	Common shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	79,036,462	49	—	—	1,021,961	12,451	(819,018)	215,443
Net loss	—	—	—	—	—	—	(106,964)	(106,964)
Translation adjustments	—	—	—	—	—	5,853	—	5,853
Exercise and vesting of share-based awards	878,011	1	—	—	173	—	—	174
Repurchase of common shares	(182,313)	—	182,313	(1,689)		—	—	(1,689)
Share-based compensation (Note 13)	—	—	—	—	15,515	—	—	15,515
Adjustment of redeemable noncontrolling interests to redemption value (Note 17)	—	—	—	—	(642)	—	—	(642)

Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	127,690

Balance as of December 31, 2022 in US$		7		(245)	150,352	2,654	(134,255)	18,513

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(225,075)	(140,584)	(108,450)	(15,724)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	37,704	27,337	24,362	3,532
Amortization of intangible assets	4,366	4,481	6,043	876
Lease expense to reduce right-of-use assets	—	—	9,002	1,305
Unrealized exchange gain	(90)	—	—	—
Deferred tax benefits	—	—	(481)	(70)
Allowance for doubtful accounts	18,732	(246)	2,895	420
Interest expenses, net	7,931	2,857	807	117
Impairment of long-term investments	38,739	25,370	6,726	975
Impairment of property and equipment	10,952	—	22,400	3,248
Impairment of amount due from related companies	479	—	—	—
Impairment of loans	4,500	528	705	102
Loss/ (gain) on disposal of property and equipment	23	(821)	14	2
Change in fair value of structured deposits	(1,233)	(20)	(59)	(9)
Change in fair value of foreign currency swap contract	—	(6,060)	(838)	(121)
Share-based compensation expenses	28,858	30,212	15,515	2,249

Changes in operating assets and liabilities:
Accounts and notes receivable	71,799	1,271	12,528	1,816
Prepayments and other current assets	43,281	13,572	17,447	2,531
Amounts due from related parties	43	(35)	(220)	(32)
Derivative assets	—	—	7,214	1,046
Operating lease right-of-use assets	—	—	(26,214)	(3,801)
Other non-current assets	11	370	133	19
Accounts payable	(3,403)	1,699	(1,064)	(154)
Deferred revenue and customer deposits	29,520	8,605	12,023	1,743
Tax payable	(115)	(81)	(371)	(54)
Accrued interest related to convertible notes	—	(21,049)	—	—
Accrued liabilities and other current liabilities	8,908	(25,596)	(25,797)	(3,738)
Amounts due to related parties	(56)	54	(54)	(8)
Operating lease liabilities	—	—	5,941	861
Other non-current liabilities	(64)	1,486	2,317	336

Net cash provided by /(used in) operating activities	75,810	(76,650)	(17,476)	(2,533)

AURORA MOBILE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	(470,169)	—	(41,000)	(5,944)
Proceeds from maturities of short-term investments	391,964	50,000	71,000	10,294
Purchase of long-term investments	(36,012)	—	(2,690)	(390)
Payment for acquisitions, net of cash acquired	—	—	58	8
Proceed from disposal of long-term investments	—	—	585	85
Investment in loans granted to other companies	(8,000)	(2,000)	(1,000)	(145)
Proceed from maturities of loans granted to other companies	—	—	1,000	145
Investment in convertible loans	—	(4,859)	—	—
Purchase of property and equipment	(19,685)	(16,291)	(632)	(92)
Proceeds from disposal of property and equipment	133	2,238	24	3
Purchase of intangible assets	(2,646)	(2,646)	(492)	(71)

Net cash (used in) /provided by investing activities	(144,415)	26,442	26,853	3,893

Cash flows from financing activities:
Proceeds from short-term bank loan s	—	150,000	43,000	6,234
Repayment of short-term bank loans	—	—	(188,000)	(27,257)
Proceeds from issuance of common shares	—	1	1	—
Repurchase of ordinary shares	—	—	(1,689)	(245)
Prepayment for stock issuance cost	—	—	(1,525)	(221)
Repayment of convertible notes	—	(207,459)	—	—
Proceeds from exercise of share options	315	2,938	173	25

Net cash provided by /(used in) financing activities	315	(54,520)	(148,040)	(21,464)

Effect of exchange rate on cash and cash equivalents and restricted cash	(7,054)	3,080	341	49

Net decrease in cash and cash equivalents and restricted cash	(75,344)	(101,648)	(138,322)	(20,055)

Net decrease in cash and cash equivalents and restricted cash	(75,344)	(101,648)	(138,322)	(20,055)

Cash, cash equivalents and restricted cash at the beginning of year	431,574	356,230	254,582	36,911

Including:
Cash and cash equivalents at the beginning of the year	431,459	356,115	90,552	13,129
Restricted cash at the beginning of the year	115	115	164,030	23,782
Cash, cash equivalents and restricted cash at the end of year	356,230	254,582	116,260	16,856

Including:
Cash and cash equivalents at the end of the year	356,115	90,552	116,128	16,837
Restricted cash at the end of the year	115	164,030	132	19
Supplemental disclosures of cash flow information:
Income tax paid	195	182	296	43
Interest expense paid	—	4,513	2,434	353
Non-cash investing and financing activities:
Unpaid cash consideration for business combination (Note 12)	—	—	16,788	2,434
Acquisition of long-term investments	8,000	—	—	—
Purchase of property and equipment included in accrued liabilities and other current liabilities	1,355	2,484	—	—
Purchase of intangible assets included in accrued liabilities and other current liabilities	2,503	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities
Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, VIE, and subsidiaries of the VIE are principally engaged in providing
Software-as-a-Service
(“SAAS”) Businesses, which include developer services, financial risk management, market intelligence, and location-based intelligence services, in the People’s Republic of China (the “PRC”).
As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into powers of attorney and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd. (“Hexun Huagu”), that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements, the rights under the aforementioned power of attorney and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.
Despite the lack of equity ownership, as a result of a series of VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company, which gives the Company the power to direct the activities that most significantly impact the VIE’s economic performance. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement and the shareholder voting proxy agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation
S-X
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
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into by WFOE and VIE, WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. In addition, the profitable consolidated VIE has granted WFOE an exclusive right to purchase any or all of the business or assets of the consolidated VIE at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by WFOE.
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
The following supplementary agreements were entered into:
Financial Support Agreement
Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
Accordingly, as a result of the power to direct the activities of the VIE pursuant to the powers of attorney agreement and the obligation to absorb the expected losses of VIE through the unlimited financial support, the Company is the primary beneficiary of the VIE.
Prior to July 26, 2022, Weidong Luo, Xiaodao Wang and Jiawen Fang, held 80%, 10% and 10
% equity interests in the VIE, respectively. On July 26, 2022, the nominee shareholders of the VIE, Xiaodao Wang and Jiawen Fang transferred their equity interests in the VIE to Guangyan Chen, a senior management of Hexun Huagu (the “Transfer of Shares”). After the Transfer of Shares, the VIE is held as to
80% by Weidong Luo and 20% by Guangyan Chen. On July 26, 2022, the registration of this transfer with the local branch of the State Administration of Industry and Commerce (the “SAIC”) was completed.
In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the VIE agreements is valid, binding and enforceable in accordance with its terms, and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s consolidated balance sheets:

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	55,946	64,719	9,383
Restricted cash	158,032	132	19
Short-term investments	30,000	—	—
Accounts and notes receivable, net	43,415	29,369	4,258
Prepayments and other current assets	37,807	21,656	3,140
Amounts due from the Company and its subsidiaries	69,405	236,093	34,230
Amounts due from related parties	35	255	37

Total current assets	394,640	352,224	51,067

Non-current assets:
Property and equipment, net	45,068	12,375	1,794
Operating lease right-of-use assets	—	31,336	4,543
Intangible assets, net	5,398	23,947	3,472
Goodwill	—	37,785	5,478
Long-term investments	90,618	103,144	14,954
Other-non current assets	3,298	3,609	523

Total non-current assets	144,382	212,196	30,764

Total assets	539,022	564,420	81,831

LIABILITIES:
Current liabilities:
Short-term loan	—	5,000	725
Accounts payable	17,529	15,325	2,222
Deferred revenue and customer deposits	115,900	132,195	19,166
Operating lease liabilities	—	16,491	2,391
Accrued liabilities and other current liabilities	64,527	73,779	10,697
Amounts due to the Company and its subsidiaries	389,063	406,569	58,947
Amounts due to related parties	54	—	—

Total current liabilities	587,073	649,359	94,148

Non-current liabilities:
Amounts due to the Company and its subsidiaries	277,000	257,000	37,261
Deferred revenue	569	3,585	520
Operating lease liabilities	—	5,546	804
Deferred tax liabilities	—	4,824	699
Other non-current liabilities	560	2,076	301

Total non-current liabilities	278,129	273,031	39,585

Total liabilities	865,202	922,390	133,733

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	465,066	351,243	322,066	46,695
Cost of revenues	(248,637)	(83,259)	(97,270)	(14,103)
Net loss	(173,865)	(100,782)	(75,486)	(10,944)
Net cash provided by/(used in) operating activities	168,971	68,336	(113,809)	(16,501)
Net cash (used in)/provided by investing activities	(108,450)	(186)	29,682	4,303
Net cash (used in)/provided by financing activities	(156,124)	30,000	(65,000)	(9,424)
As of December 31, 2021, RMB157,900
 of the restricted cash balance (Note 10) represents deposits held as collateral for the Company’s short-term loan with Shanghai Pudong Development Bank. There were no
 pledges or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE as of December 31, 2021 and 2022.
The amount of net liabilities of the VIE was RMB326,180 and RMB357,970 (US$51,902) as of December 31, 2021 and 2022, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2	Summary of Significant Accounting Policies
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE, and subsidiaries of the VIE. All significant intercompany transactions and balances have been eliminated upon consolidation.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, volume rebates relates to targeted marketing service, useful lives of property and equipment and intangible assets, the purchase price allocation and fair value of intangible assets, fair value of redeemable noncontrolling interests, impairment of goodwill, impairment of long-lived assets, fair value measurements and impairment for equity investments without readily determinable fair value, impairment of loans receivables, including due from related parties, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative assets
,
incremental borrowing rates for operating lease liabilities

and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8972 per US$1.00 on December 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Foreign currency translation
The functional currency of the Company and the Company’s subsidiary outside the PRC are US$. The Company’s PRC subsidiary, VIE and subsidiaries of the VIE adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency Matters
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
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
Derivative assets
Derivative assets mainly represent the balances from the Company’s foreign currency swap contract with Shanghai Pudong Development Bank to reduce volatility in the Company’s economic value caused by foreign currency fluctuations. The foreign currency swap contract is not designated as hedges. The foreign currency swap contract is marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of comprehensive loss. The foreign currency swap was settled in April 2022.
Short-term investments
The Company’s short-term investments primarily
represent

time deposits with original maturities
between
three months

and one year
.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

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
Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. Intangible assets represent computer software, systems and technology, brand and customer relationship acquired in a business combination. The cost of the brand and customer relationship is the fair value at the date of acquisition. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, which are as follows:

Computer software, systems and technology	1 – 5 years

Brand	10 years

Customer relationship	5 years
Residual values are considered nil.
Impairment of long-lived assets other than goodwill
The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2020, 2021 and 2022, the impairment recognized for long-lived assets were RMB10,952, nil and RMB22,400 (US$3,248) respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill, which is nondeductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.
Impairment of goodwill
The Company assesses goodwill for impairment in accordance with ASC
350-20,
Intangibles—Goodwill and Other: Goodwill, (“ASC
350-20”),
which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
Under ASC 350-20-35, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. In the qualitative assessment, the Company primarily considers factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. Therefore, when the Company performs the quantitative impairment test it compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.
The Company elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the year ended December 31, 2022, by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Company determines the fair value of the reporting unit based on estimated fair value using the income approach, and no impairment charge was recognized for the year ended December 31, 2022.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Business combinations
The Company applies the definition of a business in ASC 805, Business Combinations to determine whether it is acquiring a business or a group of assets. Business combinations are accounted for using the acquisition method.
The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree at fair value at the acquisition date. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and redeemable noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The excess of (i) the total of cost of acquisition, the fair value of the noncontrolling interests and the acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. In addition, acquisition costs related to business combinations are expensed as incurred.
The Company records acquired intangible assets at fair value on the date of acquisition and amortizes such assets using the straight-line method over the expected useful life of the asset unless another amortization method is deemed to be more appropriate. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, the Company will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Consolidation of noncontrolling interests
A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.
Redeemable noncontrolling interests
Noncontrolling interests in subsidiaries that are redeemable by the Company upon the occurrence of certain events that are not solely within the control of the Company are classified as redeemable noncontrolling interests, within mezzanine equity in the consolidated balance sheet. Net income or loss of the subsidiary attributable to the redeemable noncontrolling interests was subsequently recorded pursuant to ASC 810, Consolidation. After the attribution, the Company considers the provisions of ASC 480, Distinguish Liabilities from Equity to determine whether any further adjustments are necessary to increase the carrying value of the redeemable noncontrolling interests. Adjustments to the carrying amount of the redeemable noncontrolling interests are recognized as an adjustment to retained earnings, or in the absence of retained earnings, by adjustment to additional paid-in-capital.
Long-term investments
The Company’s long-term investments consist of equity investments without readily determinable fair value.
The Company accounts for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value. The Company recognized RMB38,739, RMB25,370 and RMB6,726 (US$975) impairment in other income/(expense) in the consolidated statement of comprehensive loss for the years ended December 31, 2020, 2021 and 2022.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
505-30
Treasury Stock
. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a repurchase plan (the “2018 Repurchase Plan”) to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market. On September 15, 2022, the Board of Directors of the Company approved a repurchase plan (the “2022 Repurchase Plan”) to repurchase its ordinary shares (including in the form of ADSs) up to an aggregate value of US$
5
 million from the open market. As of December 31, 2022, under the 2018 Repurchase
Plan, the Company had repurchased an aggregate of
920,606
ADSs, representing
613,737
 Class A common shares on the open market for a total cash consideration of US$
5.91
 million. As of December 31, 2022, under the 2022 Repurchase Plan, the Company had repurchased an aggregate of

273,469
ADSs, representing
182,313

Class A common shares on the open market for a total cash consideration of RMB
1,689
 (
US$245
)
.
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
 marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. The contract consideration related to these material rights are deferred any recognized as revenue when future services are transferred or when the material rights expire.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

SAAS Businesses
The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.
The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click
verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click
verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click
verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click
verification, and email services based on the
pre-agreed
the rate per message or email and the number of messages or email delivered. The Company acts as the principal in the SMS, one-click
verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages delivered. For value-added services, the Company built an application (“APP”) Alliance which connects advertisers and APP developers, who are the suppliers of where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$
”) )

2	Summary of Significant Accounting Policies (continued)
SAAS Businesses (continu
ed)

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. The transaction price is fixed based on the signed contract consideration. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company. Meanwhile, the estimated cost of assurance-type maintenance services is accrued
as “Costs of revenues”, which is not material.
For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.
The Company primarily enters into project-based contracts with its customers to provide in-depth
analytics services and generate customized reports based on the customers’ specific requirements. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on the signed contract consideration. The Company recognizes revenue at the point in time when the customized reports are provided.
The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. The nature of the Company’s performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed the rate per query and the number of queries delivered. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.
For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2021 and 2022, respectively.
Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue and customer deposits” on the consolidated balance sheets.
The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers
.
Revenue recognized for the years ended December 31, 2021 and 2022 that was included in contract liabilities as of January 1, 2021 and 2022 was RMB62,790 and RMB67,419 (US$9,775), respectively. A summary of contract liabilities is as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Contract liabilities	80,405	82,312	11,934
Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.
As of December 31, 2021 and 2022, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB42,019 and RMB37,818 (US$5,483), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Research and development
Research and development expenses are primarily incurred in the development of new services, new features as well as costs associated with new product and technology development and enhancement. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any of the years presented as the Company has not met all of the necessary capitalization requirements.
Advertising expenses
Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB9,789, RMB12,767 and RMB6,460 (US$937) for the years ended December 31, 2020, 2021 and 2022, respectively.
Other income (expenses)
Other income/(expenses) includes impairment loss of financial assets, government grants and profit-sharing program with Depositary Bank related to ADSs depositary. For the year ended December 31,2022, impairment losses of RMB6,726 (US$975) of long-term investments and RMB705 (US$102) of loans receivables are recognized. For the year ended December 31,2021, impairment losses of RMB25,370 of long-term investments and RMB528 of loans receivables are recognized. For the year ended December 31,2020, impairment losses of RMB39,181 of long-term investments and RMB4,500 of loans receivables are recognized. Income from profit-sharing program is recognized over five-year period as specified in the contract based on certain parameters.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Operating leases
The Company adopted ASU
No. 2016-02,
Leases (Topic 842) (“ASU
2016-02”)
from January 1, 2022 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
The Company determines if an arrangement is a lease or contains a lease at lease inception. Leases are classified at the inception date as either as a finance lease or an operating lease. The Company classifies a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:
a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c. The lease term is for a major part of the remaining economic life of the underlying asset.
d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.
For operating leases, the Company recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.
After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recorded as a single cost on a straight-line basis over the lease term.

The Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.
Land use rights represent lease prepayments to the local government authorities. As of December 31, 2022, the land use right was carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease
prepayments on a straight line basis over the remaining term of the land use right period.
Upon adoption, land use rights of RMB
21,560 (US$3,126)

were identified as operating lease
right-of-use
assets, which is included under the “Operating lease
right-of-use
assets” in the Company’s consolidated balance sheets. Accordingly, the Company included the cash used for obtaining the land use rights in operating cash flow activities for the year ended December 31, 2022.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

The effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2022 for the adoption of ASU 2016-02 is as follows:

	Balance as of December 31, 2021	Adjustments due to the adoption of ASU 2016-02	Balance as of January 1, 2022
	RMB	RMB	RMB
Assets:
Prepayments and other current assets	46,670	(86)	46,584
Operating lease right-of-use assets	—	15,773	15,773
Liabilities:
Operating lease liabilities (current)	—	(8,845)	(8,845)
Operating lease liabilities (non-current)	—	(10,306)	(10,306)
Accrued liabilities and other current liabilities	(85,305)	3,464	(81,841)
The impact of adopting ASU 2016-02 on the Company’s consolidated balance sheet as of December 31, 2022 are as follows:

	As reported	Legacy GAAP	Effect of the adoption of ASU 2016-02
	RMB	RMB	RMB
Assets:
Prepayments and other current assets	30,401	30,421	(20)
Land use right	—	21,560	(21,560)
Operating lease right-of-use assets	33,756	—	33,756
Liabilities:
Operating lease liabilities (current)	(18,133)	—	(18,133)
Operating lease liabilities (non-current)	(6,959)	—	(6,959)
Accrued liabilities and other current liabilities	(75,333)	(87,592)	12,259
The adoption of the standard did not have significant impact to the Company’s consolidated statements of comprehensive loss or cash flows for the year ended December 31, 2022.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB10,556, RMB16,714 and RMB16,379 (US$2,375) for the years ended December 31, 2020, 2021 and 2022, respectively.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

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
Tax positions
that
meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount
of tax benefit
that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
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
A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.
Fair value measurements
The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepayments and other current assets, balances with related parties, short-term loan, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments.
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
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Loss per share
In accordance with ASC 260,
Earning per Share
, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class
method. Under the
two-class
method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2022, the two-class
method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
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
The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2021 and 2022, the aggregate amount of cash and cash equivalents, derivative assets, short-term investments and restricted cash of RMB276,644 and RMB108,579 (US$15,742), respectively, were held at major financial institutions located in the PRC, and US$2,186 and US$1,114 (RMB7,681), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Concentration of suppliers
Approximately
71.0
%,
46.4
% and
50.2
% of advertising costs were paid to three suppliers for the years ended December 31, 2020, 2021 and 2022, respectively.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)
Concentration of risks (continued)

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
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 8.23% in 2022. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, derivative assets, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Impact of
COVID-19
During the year ended December 31, 2022, revenues declined compared to the prior period partly due to weakness in demand as its customers in certain industries are negatively impacted by

COVID-19.
Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on the Company’s results of operations.
In the longer-term, the adverse effects of the COVID-19 on the economies and financial markets of many countries are expected to persist, and may lead to an economic downturn or recession. This could adversely affect demand for some products and those of its customers, which may, in turn negatively impact the Company’s results of operations.
There are still uncertainties of

COVID-19’s

future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic. As a result, certain of the Company’s estimates and assumptions, including the allowance for accounts and the valuation of certain equity investments, goodwill and long-lived

assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods. The extent of the impact of the

COVID-19

on the Company’s operational and financial performance in the longer term will depend on future developments, including the potential resurgence of the pandemic, the virus variation, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which are highly uncertain and beyond the control of the Company and the impact cannot be reasonably estimated at this time.
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

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

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
In October 2021, the FASB issued ASU No. 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
(ASU
2021-08),
which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606,
Revenue from Contracts with Customers (Topic 606)
. This guidance will be effective for the Company in the first quarter of 2023 on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

3	Accounts receivable, net

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	81,550	34,869	5,056
Less: allowance for doubtful accounts	(37,690)	(5,142)	(746)

Total accounts receivable, net	43,860	29,727	4,310

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of year	43,820	37,690	5,465
(Reversals)/provisions	(246)	2,089	303
Write-offs	(5,884)	(34,637)	(5,022)

Balance at end of year	37,690	5,142	746

4	Prepayments and other current assets
Prepayments and other current assets consist of the following:

		As of December 31,
		2021	2022
		RMB	RMB	US$
Receivables on behalf of third party advertising companies	(i)	12,599	—	—
Prepaid service fee		11,410	15,340	2,224
VAT and other surcharges		5,618	2,552	370
Investment in a convertible loan		4,221	4,632	672
Loans granted to equity investees	(ii)	3,000	3,000	435
Office rental deposit		919	199	29
Prepaid media cost		551	900	130
Receivables from sales of shares on behalf of employees		180	73	11
Others		8,172	3,705	536

Total prepayments and other current assets		46,670	30,401	4,407

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the receivables the Company acts as agent and collects on behalf of third party advertising companies for targeted marketing related services.

(ii)
For the years ended December 31, 2020, 2021 and 2022, the Company recognized impairment charges on loans granted to equity investees of RMB4,500, RMB528 and RMB705 (US$102). The Company evaluates the impairment of the equity investments without readily determinable fair value along with loans the Company granted to those investees.

5	Property and equipment, net
Property and equipment consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Office furniture and equipment	4,744	5,008	726
Computer equipment and servers	163,392	163,366	23,686
Leasehold improvements	5,451	4,313	625
Construction-in progress	85	85	12
Less: Accumulated depreciation and impairment	(111,493)	(157,825)	(22,882)

Total property and equipment, net	62,179	14,947	2,167

F-3
3

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

5	Property and equipment, net (continued)

The Company recognized impairment charges on property and equipment of RMB10,952, nil and RMB22,400 (US$3,248) for the years ended December 31, 2020, 2021 and 2022. The impairment of property and equipment was a result of the Company’s “Going-Cloud” project undertaken.
Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 were RMB37,704, RMB27,337 and RMB24,362 (US$3,532), respectively.

6	Lease
Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to land and office facilities. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.
As of December 31, 2022, the weighted average remaining lease term was 14.0 years and weighted average discount rate was 3.21% for the Company’s operating leases.
Operating lease cost for the year ended December 31, 2022 was RMB9,002 (US$1,305), which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2022 was RMB331 (US$48). Total expenses under operating leases were RMB16,584 and RMB12,707 for the years ended December 31, 2020 and 2021, respectively. For the year ended December 31, 2022, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31, 2022
	RMB	US$
Cash payments for operating leases	20,273	2,940
ROU assets obtained in exchange for operating lease liabilities	28,688	4,159
Future lease payments uner operating lease as of
December
31, 2022 were as follows:

	Operating lease
	RMB	US$
Year ending December 31,
2023	18,726	2,715
2024	6,201	899
2025	975	141
Thereafter	—	—

Total future lease payments	25,902	3,755
Less: Imputed interest	810	117

Total lease liability balance	25,092	3,638

F-3
4

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

7	Goodwill and Intangible assets
The Company has recognized goodwill of RMB
37,785
(US$
5,478
) as of December 31, 2022 as part of the SendCloud business acquisition
(see Note 9 for details).

There were
no
impairment
charges

in the carrying amount of goodwill during the year ended December 31, 2022.
Intangible assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Computer software, systems and technology	13,623	14,123	2,048
Brand	—	10,300	1,493
Customer relationship	—	13,800	2,001
Less: Accumulated amortization	(8,225)	(14,276)	(2,070)

Total intangible assets, net	5,398	23,947	3,472

No
impairment charges were recognized on intangible assets for the years ended December 31, 2020, 2021 and 2022, respectively.
The weighted average amortization period of intangible assets were
3.9
years,
4.0
years and
6.0
years for the years ended December 31, 2020, 2021 and 2022, respectively.
Amortization expense of intangible assets were RMB
4,366
, RMB
4,481
and RMB
6,043
(US$

) for the years ended December 31, 2020, 2021 and 2022, respectively.

Estimated amortization expense relating
to
the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2023	6,192	898
2024	4,378	635
2025	3,805	552
2026	3,790	549
2027	1,490	216
There were no intangible assets with an indefinite useful life as of December 31, 2021 and 2022.

F-3
5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

8	Long-term investments
Equity investments without readily determinable fair value
As of December 31, 2021, the carrying amount of the Company’s equity investments was RMB
141,926,
net of RMB
63,902
in
accumulated impairment.
As of December 31, 2022, the carrying amount of the Company’s equity investments was RMB
141,901
(US$
20,574
), net of RMB
18,600
(US$
2,697
) in accumulated impairment.
The Company recorded write-off of
nil
and RMB
53,200
(US$
7,713
) for its impaired long-term equity investments due to liquidation or dissolution for the years ended December 31, 2021 and 2022.
Impairment charges recognized on equity investments without readily determinable fair value was RMB
38,739
, RMB
25,370
and RMB
6,726
(US$

) for the years ended December 31, 2020, 2021 and 2022
.

9	Business combination
On March 8, 2022, the Company completed the acquisition of
52.37
% of the equity interests in Wuhan SendCloud Technology Co., Ltd., (“SendCloud”), China’s leading Email API platform for consumer marketing and user-centric transactional email services, for total cash consideration of RMB
34,473
.

F-3
6

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

9	Business combination (continued)

The acquisition supports the Company’s strategy of providing a more reliable and effective customer engagement platform for different industry vertical. Both SendCloud and the Company provide developer-centric services and are highly complementary in products and customer base. Leveraging SendCloud’s reliable high-performance system and database services along with real-time email protocols analysis, together the Company and SendCloud will provide customers with industry-leading technology to simplify their omni-channel communications, through an integrated central platform, which will further reduce customers’ management costs, simplify the complexity for customers to integrate different services and maximize user value.
Goodwill is calculated as the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the fair value of net assets, including intangible assets, and is primarily related to expected synergies from the transactions. Goodwill associated with these acquisitions are not tax deductible. The results of the acquisition have been included in the consolidated financial statements from the date of purchase and are not material for the years ended December 31, 2022.
With the assistance of third party valuation specialist firm, the Company used the income approach to value the acquired brand and customer relationships. The income approach calculates fair value by discounting the forecasted after-tax
cash flows back to a present value using an appropriate discount rate. The significant assumptions used in the determination of the fair value of acquired brand and customer relationships include revenue growth rates, discount rates, terminal growth rates and economic useful life. The Company amortizes the acquired intangible assets over a straight-line basis over the periods benefited.
The Company accounted for the acquisition of SendCloud as business combination. The acquisition date fair value of assets, liabilities, goodwill and redeemable noncontrolling interests pertaining to this business combination, were as follow:

	RMB	US$
Purchase consideration	34,473	4,998

Fair value of redeemable noncontrolling interests	31,397	4,552
Less:
Cash and cash equivalents	17,744	2,573
Customer relationships	13,800	2,001
Brand	10,300	1,493
Other current and noncurrent assets	1,025	149
Deferred revenue	(6,529)	(947)
Deferred tax liabilities	(5,330)	(773)
Other current liabilities	(2,925)	(424)

Goodwill	37,785	5,478

Supplemental pro forma information for the acquisition has been excluded as they are not material to the consolidated financial statements of the Company.

F-3
7

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

10	Short-term loan

	As of December 31,
	2021	2022
	RMB	RMB	US$
Short-term bank borrowings	150,000	5,000	725

In April 2021, the Company borrowed a secured RMB denominated loan of RMB150,000 with a fixed interest rate of 4.35% for a one-year
term from the Shanghai Pudong Development Bank. The short-term loan of RMB150,000 was fully repaid in April 2022.
In October 2022, the Company borrowed a RMB denominated loan of RMB5,000 (US$725) with a fixed interest rate of 4.9% for a one-year
term from the Shenzhen Zhongxiaodan Micro Credit Co., Ltd.

11	Deferred revenue and customer deposits
Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deferred revenue	80,405	88,478	12,828
Customer deposits	39,586	50,326	7,297

Total deferred revenue and customer deposits – current	119,991	138,804	20,125

Deferred revenue - non-current	3,845	3,585	520

Roll-forward of customer deposits:

	Year ended December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of year	38,041	39,586	5,739
Cash received from customers during the year	225,976	111,877	16,221
Revenue recognized during the year	(220,333)	(99,929)	(14,488)
Refunds paid during the year	(4,098)	(1,208)	(175)

Balance at end of the year	39,586	50,326	7,297

F-3
8

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

12	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

		As of December 31,
		2021	2022
		RMB	RMB	US$
Accrued payroll and welfare payables		52,947	41,616	6,033
Other taxes and surcharge		9,932	8,005	1,161
Service fees		5,233	4,483	650
Acquisition of intangible assets, property and equipment		840	331	48
Government grant		4,500	1,000	145
Rental and property management fee		3,418	4	1
Payables for sales of employees’ shares		180	73	11
Payables to third party advertising companies	(i)	4,066	21	3
Payable for business acquisition	(ii)	—	16,788	2,434
Others		4,189	3,012	436

Total accrued liabilities and other current liabilities		85,305	75,333	10,922

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the payments to third party advertising companies for targeted marketing related services as the Company acts as agent.

(ii)	The balance represents the remaining unpaid cash consideration of RMB16,788 from the acquisition of SendCloud (see Note 9 for details).

13	Share-based compensation
Share option plans
2014 Incentive Plan
On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2022, 37,911 shares remain available for grant under the 2014 Plan.
2017 Incentive Plan
On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2022, 164,895 shares remain available of grant under the 2017 Plan.
2021 Incentive Plan
In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of December 31, 2022, 2,301,996 shares remain available of grant under the 2021 Plan.
The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017 and 2021 Plans. The awards are subject to multiple service vesting periods up to 4 years, and will expire 10 years after the date of award. Upon the termination of the Grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.

F-
39

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)

Share options
The following table summarizes the share option activity for the year ended December 31, 2022:

Options Granted to Employees and Directors	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2021	7,367,194	8.18	18.66	6.09	48,464

Granted	2,900,248	6.18	6.41	—	—
Forfeited	632,534	9.53	22.70	—	—
Expired	—	—	—	—	—
Exercised	758,442	0.23	10.62	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2022	8,876,466	8.11	15.06	6.23	31,347

Vested and expected to vest at December 31, 2022	8,876,466	8.11	15.06	6.23	31,347

Vested at December 31, 2022	7,251,013	9.66	15.50	5.71	21,844

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2021 and 2022 and the option’s respective exercise price.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 were RMB18.97, RMB24.61 and RMB6.41 (US$0.93), respectively.

The aggregate unrecognized share-based compensation expense was RMB8,342 (US$1,209) as of December 31, 2022, which the Company expects to recognize over an estimated weighted-average period of 1.71 years.

F-4
0

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)
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
The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022
Risk-free interest rate	0.63% - 1.88%	0.94% - 1.70%	1.87%-3.75%
Dividend yield	0%	0%	0%
Expected volatility	44.37% - 47.83%	47.45% - 56.62%	55.99%-56.79%
Weighted average expected volatility	46.37%	50.26%	56.15%
Expected exercise multiple	2.5 - 2.8	2.2 - 2.8	2.2-2.8

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

F-4
1

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)

Restricted share units
Starting from September 4, 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).
A summary of the restricted share units for the year ended December 31, 2022 was stated below:

Restricted Share Units Granted to Employees and Directors	Number of Share Units	Weighted- Average grant-date Fair Value per Restricted Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB		RMB
Outstanding, December 31, 2021	119,566	14.94	9.88	1,189

Granted	199,965	9.55	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Vested	119,568	14.52	—	—
Cancelled	—	—	—	—

Outstanding, December 31, 2022	199,963	9.81	9.80	1,337

Vested and expected to vest at December 31, 2022	199,963	9.81	9.80	1,337

Exercisable at December 31, 2022	—	—	—	—

The weighted average grant-date fair value per restricted share unit granted for the years ended December 31, 2020, 2021 and 2022 were RMB20.41, RMB13.92 and RMB9.55 (US$1.38), respectively.
As of December 31, 2022, there was RMB1,498 (US$217) of unrecognized share-based compensation cost related to restricted shares, which the Company expects to recognize over an estimated weighted-average period of 0.84 year.
The aggregate fair value of options

and restricted share units

vested and recognized as expenses as of December 31, 2020, 2021 and 2022 were RMB28,858, RMB30,212 and RMB15,515 (US$2,249), respectively.
Total intrinsic value of options and restricted share units exercised/vested for the years ended December 31, 2020, 2021 and 2022 were RMB
38,585, RMB24,640 and RMB7,821 (US$1,134), respectively.
Total compensation costs recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of r evenue	4	41	2	—
Research and development	7,176	13,801	368	53
Sales and marketing	3,965	2,609	1,188	172
General and administrative	17,713	13,761	13,957	2,024

Total	28,858	30,212	15,515	2,249

F-4
2

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14 Income taxes
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
Singapore
Under the Singapore tax laws, the subsidiary in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.
Hong Kong
Under the Hong Kong tax laws, the subsidiary in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
China
Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15
%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply
for the HNTE certificate when the prior certificate expires. The certificate of high and new technology enterprise of the VIE was obtained in November 2016 and expired in November 2019. The VIE obtained the certificate of high and new technology enterprise in December 2019 with a validity period of three years starting from December 2019 onwards. The VIE obtained the certificate of high and new technology enterprise in January 2023 with a validity period of three years starting December 2022 onwards. It was entitled to the preferential rate of 15% for 2020, 2021 and 2022. In early 2021, the WFOE was recognized as an HNTE and was eligible for
15
% preferential tax rate from 2020 to 2022. Enterprises classified as “small and micro businesses” enjoy a preferential tax rate of
20% with a discount to taxable income.
The Company’s loss before income taxes consists of:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cayman Islands	(31,966)	(23,555)	(21,516)	(3,120)
British Virgin Islands	(27)	(2)	(13)	(2)
Hong Kong	(1,790)	(1,564)	(2,540)	(368)
Singapore	—	—	34	5
China	(191,206)	(115,431)	(84,870)	(12,305)

Total loss before income taxes	(224,989)	(140,552)	(108,905)	(15,790)

F-4
3

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current income tax expense	(86)	(32)	(26)	(4)
Deferred tax benefit	—	—	481	70

Total income tax expense	(86)	(32)	455	66

Reconciliation between expenses of income taxes
Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Loss before income tax	(140,552)	(108,905)	(15,790)
Income tax expense computed at PRC statutory rate (25%)	(35,138)	(27,226)	(3,947)
International tax rate differential	6,023	5,596	811
Preferential tax rate	21,437	5,518	800
Deferred tax items tax rate differential	(22,935)	(5,399)	(783)
Research and development super-deduction	(32,595)	(28,463)	(4,127)
Non-deductible expenses	8,092	4,367	633
Deferred tax expenses	—	(679)	(98)
Non-taxable income	—	(157)	(23)
Recognition of prior year tax loss	(4,851)	—	—
Changes in valuation allowance	59,999	45,988	6,668

Income tax expense/(benefit)	32	(455)	(66)

F-4
4

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

Deferred tax assets and liabilities
The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deferred tax assets
Provision for doubtful debts	27,327	12,127	1,758
Accrued expense	12,923	12,411	1,799
Net operating loss carry forward	218,042	282,098	40,900
Government grant related to assets	1,411	2,113	306
Estimated liabilities	—	426	62
Lease liabilities	—	3,533	512
Less: Valuation allowance	(248,118)	(295,401)	(42,829)

Total deferred tax assets	11,585	17,307	2,508

Deferred tax liabilities
Property and equipment depreciation	(867)	(1,636)	(236)
Net unrealized gain on equity investments held	(3,564)	(4,332)	(628)
Right-of-use assets	—	(3,049)	(442)
Intangible assets arising from acquisition	—	(4,856)	(704)
Loan interest income	(7,154)	(8,258)	(1,197)

Total deferred tax liabilities	(11,585)	(22,131)	(3,207)

Net deferred tax assets	—	—	—

Net deferred tax liabilities	—	(4,824)	(699)

The Company operates through its WFOE and VIE and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2021 and 2022. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
The Company had deferred tax assets related to net operating loss carry forwards of
 RMB
218,042 and RMB282,098 (US$40,900) from its WFOE and the VIE in China as of December 31, 2021 and 2022, which can be carried forward to offset taxable income. The net operating loss of WOFE and VIE will expire in years 2023 to 2032 if not utilized.
The Company did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of December 31, 2021 and 2022.

F-4
5

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

As of December 31, 2021 and 2022, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the year ended December 31, 2021 and 2022. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In accordance with relevant PRC tax administration laws, the tax year from 2017 through 2022 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

15	Commitments and contingencies
Capital commitments
As of December 31, 2022, future minimum payment under non-cancellable purchase commitment is nil.

16	Share capital
During the years ended December 31, 2020 and 2021, no ADS were repurchased by the Company. As of December 31, 2020 and 2021, total share repurchased under the 2018 Repurchase Plan was an aggregate of 920,606 ADSs, representing 613,737 Class A common shares.
During the year ended December 31, 2022, the Company had repurchased under the 2022 Repurchase Plan an aggregate of 273,469 ADSs, representing 182,313 Class A common shares. As of December 31, 2022, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase price
 on the consolidated balance sheets.
As at December 31, 2021, there were 62,036,273 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.
As at December 31, 2022, there were 62,731,971 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

F-4
6

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

16	Share capital (continued)

Basic and diluted loss per share is calculated as follows:

	For the year ended December 31, 2020		For the year ended December 31, 2021		For the year ended December 31, 2022
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(175,650)	(49,425)	(110,258)	(30,326)	(84,032)	(12,184)	(22,932)	(3,325)
Net loss attributable to common shareholders	(175,650)	(49,425)	(110,258)	(30,326)	(84,032)	(12,184)	(22,932)	(3,325)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	60,415,978	17,000,189	61,809,501	17,000,189	62,296,172	62,296,172	17,000,189	17,000,189

Basic and diluted loss per share	(2.91)	(2.91)	(1.78)	(1.78)	(1.35)	(0.20)	(1.35)	(0.20)
For the years ended December 31, 2020, 2021 and 2022, the
two-class
method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.
The effect of all outstanding share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2020
 and
 2021 as their effects would be anti-dilutive.

17	Redeemable noncontrolling interests
The fair value of the redeemable noncontrolling interests for SendCloud was determined using the income approach. The fair value estimate of redeemable noncontrolling interests is based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) adjustment for lack of control and (d) value of redemption right held by the noncontrolling interest shareholders (the “NCI shareholders”). The redeemable noncontrolling interests represent the fair value of 47.63% equity held by the NCI shareholders.
The Company entered into a put option agreement with the NCI shareholders, with respect to SendCloud’s retained equity. Pursuant to the put option agreement, the NCI shareholders have the right to sell to the Company all of SendCloud’s retained equity within 90 days after SendCloud’s fiscal year ending December 31, 2024, if SendCloud has met each of the annual revenue and net income performance targets from 2022 to
2024, which is not solely within the Company’s control.
As it is redeemable by such NCI shareholders upon the occurrence of certain events that are not solely within the control of the Company, it is classified as redeemable noncontrolling interests. Upon acquisition, the Company recognized the redeemable noncontrolling interest at the fair value of RMB31,397 at the acquisition date
.
The following table presents the activity of the redeemable noncontrolling interests balance for the year ended December 31, 2022:

	RMB	US$
Balance as of January 1, 2022	—	—
Initial fair value of redeemable noncontrolling interests	31,397	4,552
Net loss attributable to redeemable noncontrolling interest	(1,486)	(215)
Adjustment of redeemable noncontrolling interests to redemption value	641	93

Balance as of December 31, 2022	30,552	4,430

F-4
7

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

18	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Details of related party balances as of December 31, 2021 and 2022 are as follows:
18.1 Amounts due from related parties

			As of December 31,
			2021	2022
			RMB	RMB	US$
Guangzhou Tianlang Network Technology Co., Ltd.			35	255	37

Total amounts due from related parties	(i	)	35	255	37

18.2 Amounts due to related parties

			As of December 31,
			2021	2022
			RMB	RMB	US$
Guangzhou Tianlang Network Technology Co., Ltd.			54	—	—

Total amounts due to related parties	(i	)	54	—	—

Details of related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows:
18.3 Transactions with related parties

			For the year ended December 31,
			2020	2021	2022
			RMB	RMB	RMB	US$
Services provided to:	(i	)
Guangzhou Tianlang Network Technology Co., Ltd.			—	100	400	58

(i) The Company entered into agreements with Guangzhou Tianlang Network Technology Co., Ltd. to provide advertising services and JG Alliance service in 2021 and 2022.

F-4
8

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

19	Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Targeted Marketing	213,662	—	—	—

SAAS Businesses
Developer Services	173,457	252,859	235,231	34,106
Vertical Applications	84,495	104,463	93,591	13,569

Total SAAS Businesses	257,952	357,322	328,822	47,675

Total revenues	471,614	357,322	328,822	47,675

For the years ended December 31, 2020, 2021 and 2022, revenues re cog
nized at the point in time are RMB342,542, RMB222,856 and RMB191,587 (US$27,778), respectively. For the years ended December 31, 2020, 2021 and 2022, revenues recognized over time are RMB129,072, RMB134,466 and RMB137,235 (US$19,897), respectively.

20	Other income (expenses)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Government grants	10,346	20,879	31,531	4,571
Impairment for long-term investments (Note 8)	(39,181)	(25,370)	(6,726)	(975)
Impairment for loan receivables (Note 4)	(4,500)	(528)	(705)	(102)
Income from ADR profit-sharing program	2,257	2,111	2,207	320
Others	264	—	11	2

Total	(30,814)	(2,908)	26,318	3,816

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2 1	Fair value measurements

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

F-5
0

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2 1	Fair value measurements (continued)

For the year ended December 31, 2021, assets measured at fair value are summarized below:

		Fair value measurement at December 31, 2021 using
	Total Fair Value at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	5,989	—	5,989	—	5,989
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	585	—	—	585	(25,340)

Total assets and liabilities measured at fair value	6,574	—	5,989	585	(19,351)
For the year ended December 31, 2022, assets measured at fair value are summarized below:

			Fair value measurement at December 31, 2022 using
	Total Fair Value at December 31, 2022		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	USD	RMB	RMB	RMB	RMB
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	—	(6,726)
Property and equipment, net (ii)	10,991	1,594	—	10,991	—	(22,400)

Total assets and liabilities measured at fair value	10,991	1,594	—	10,991	—	(29,126)

(i)
When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of investees without observable market prices is highly judgemental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Company recognized impairment charges of long-term investments during the years ended December 31, 2021 and 2022 based on the financial situation and expected

a
mount to be received upon liquidation of the equity investee.

(ii)
The property and equipment impairment loss was a result of the “Going -Cloud” project undertaken, and was included in the consolidated statement of comprehensive income for the year ended December 31, 2022. The Company’s “Going-Cloud” project is a transition to use cloud based servers for a portion of our infrastructure needs, whereas the Company completely operated and maintained self-owned servers previously.

F-5
1

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

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
Amounts of net assets restricted include
paid-in
capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB498,171 (US$72,228) as of December

31, 2022
.

2 3	Condensed financial information of the parent company
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

F-5
2

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2 3	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2021	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	6,724	33,871	4,911
Restricted cash	5,998	—	—
Derivative assets	5,989	—	—
Due from the entities within the Group	6,871	7,655	1,110
Prepayments and other current assets	7,314	20,331	2,947

Total current assets	32,896	61,857	8,968

Non-current assets:
Long-term investments	400,809	334,988	48,569
Other receivables	638	—	—

Total non-current assets	401,447	334,988	48,569

Total assets	434,343	396,845	57,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	150,000	—	—
Accrued liabilities and other current liabilities	2,258	3,850	558
Due to the entities within the Group	63,366	265,305	38,466

Total current liabilities	215,624	269,155	39,024

Non-current liabilities:
Deferred revenue	3,276	—	—

Total non-current liabilities	3,276	—	—

Total liabilities	218,900	269,155	39,024

Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2021 and 2022; 4,920,000,000 shares authorized as of December 31, 2021 and 2022, 62,036,273 shares and 62,731,971 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	38	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2021 and 2022; 30,000,000 shares authorized as of December 31, 2021 and 2022, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2021 and 2022)	11	11	2
Treasury shares (nil and 182,313 class A common shares as of December 31,2021 and 2022, respectively)	—	(1,689)	(245)
Additional paid-in capital	1,021,961	1,037,007	150,352
Accumulated deficit	(819,018)	(925,982)	(134,255)
Accumulated other comprehensive income	12,451	18,304	2,654

Total shareholders’ equity	215,443	127,690	18,513

Total liabilities and shareholders’ equity	434,343	396,845	57,537

F-5
3

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2 3	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of Revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses
Research and development	—	—
Sales and marketing	—	(553)	(272)	(39)
General and administrative	(15,938)	(17,785)	(12,443)	(1,804)
Share of losses of subsidiaries and VIE	(193,109)	(117,029)	(85,448)	(12,389)

Total operating expenses	(209,047)	(135,367)	(98,163)	(14,232)

Loss from operations	(209,047)	(135,367)	(98,163)	(14,232)

Foreign exchange gain /(loss), net	6	(3,351)	(2,467)	(358)
Interest income	544	363	43	6
Interest expense	(10,654)	(7,820)	(1,985)	(288)
Other loss	(5,924)	(469)	(5,230)	(758)
Change in fair value of foreign currency swap contract	—	6,060	838	121

Loss before income taxes	(225,075)	(140,584)	(106,964)	(15,509)

Income tax expenses	—	—	—	—

Net loss	(225,075)	(140,584)	(106,964)	(15,509)

F-5
4

AURORA MOBILE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2 3	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss (continued)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net loss attributable to common share holders	(225,075)	(140,584)	(106,964)	(15,509)

Other comprehensive income
Foreign currency translation adjustments	4,450	1,638	5,853	849

Total other comprehensive income, net of tax	4,450	1,638	5,853	849

Comprehensive loss	(220,625)	(138,946)	(101,111)	(14,660)

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(17,412)	(24,383)	195,530	28,349
Net cash used in investing activities	(6,525)	(4,859)	(2,690)	(390)
Net cash provided by/ (used in) financing activities	5,257	(54,520)	(153,040)	(22,189)
Effect of exchange rate changes	(3,686)	4,361	(18,651)	(2,704)

Net (decrease)/ increase in cash and cash equivalents and restricted cash	(22,366)	(79,401)	21,149	3,066

Cash and cash equivalents and restricted cash at the beginning of year	114,489	92,123	12,722	1,845

Cash and cash equivalents and restricted cash at the end of year	92,123	12,722	33,871	4,911

F-5
5