Form 20-F
period 2023-12-31
Aurora Mobile Ltd
filed 2024-04-12
CIK 1737339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Shenzhen, Guangdong 518057

People’s Republic of China

Phone: +86 755-8388-1462

Email: bongsn@jiguang.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, every 3 of which represent 40 Class A common shares	JG	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Class A common shares, par value US$0.0001 per share*
*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 78,831,942 common shares outstanding, par value of US$0.0001 per share, being the sum of 61,831,753 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards t provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, every 3 of which represent 40 Class A common shares. On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares. Except otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report;
●	“AI” are to artificial intelligence;
●	“Aurora” are to Aurora Mobile Limited, our Cayman Islands holding company;
●	“BVI” are to the British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;
●	“Class A common shares” are to our Class A common shares of par value US$0.0001 per share;
●	“Class B common shares” are to our Class B common shares of par value US$0.0001 per share;
●	“common shares” are to our common shares, par value US$0.0001 per share;
●	“customers” in a given period are to those that purchase at least one of our paid-for SAAS Businesses during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;
●	“our SAAS Businesses” are to our developer services and vertical applications;
●	“VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, including its subsidiaries, Wuhan SendCloud Technology Co., Ltd., or Wuhan SendCloud, and Ifaxin (Hubei) Cloud Co., Ltd., or Ifaxin;
●	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SAAS” are to Software-as-a-Service;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the mobile internet industry and the mobile app developer services market in China;
●	the expected growing application of big data technology in China, including in areas such as mobile online marketing, financial risk management and market intelligence services;
●	our expectations regarding demand for and market acceptance of our SAAS Businesses;
●	our expectations regarding our relationships with app developers, customers, strategic partners and other stakeholders;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

Our Holding Company Structure and Contractual Arrangements with the VIE

Aurora Mobile Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entity, or the VIE. We conduct our operations in mainland China primarily through our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and the VIE with which we have maintained contractual arrangements. Our value-added telecommunications services businesses in the mainland China have been conducted through the VIE in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and their shareholders to control the business operations of the VIE. Investors in our ADSs are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. As used in this annual report, “Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries. We refer to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, including its subsidiaries, as “the VIE,” and to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush, as “our WFOE” in this annual report.

We, through our WFOE, have entered into a series of contractual arrangements with the VIE and the nominee shareholders of the VIE. These contractual arrangements enable us to: (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that could potentially be significant to the VIE in consideration for the services provided by our WFOE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2021, 2022 and 2023, we derived 95.0%, 96.7% and 95.0% of our external revenues from the VIE, respectively.

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

However, the contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operations, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The legal environment in the mainland China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations,” “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Our business may be significantly affected by the PRC Foreign Investment Law of mainland China.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in certain industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in mainland China through our subsidiaries and the VIE in mainland China. The operations of our subsidiaries and the VIE in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, and except as otherwise disclosed in this annual report, our mainland China subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in mainland China, including, among others, four value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. The VIE may also be required to obtain the personal credit reporting business license. The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Under the Administrative Regulations on the Credit Reporting Industry and the Administrative Measures for Credit Reporting Agencies, the latter of which was promulgated by the People’s Bank of China and became effective in 2013, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. On September 27, 2021, the People’s Bank of China promulgated the Administrative Measures for Credit Information Services, which took effect on January 1, 2022. Pursuant to these measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the People’s Bank of China pursuant to these measures. The VIE provides financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether the VIE would be deemed to engage in personal credit reporting business because of the VIE’s financial risk management solutions. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. See “Item 4. Information on the Company—B. Business Overview —Regulations—Regulations on Credit Reporting.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations.”

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

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 28, 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. These measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. These measures remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the Cyberspace Administration of China has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). These regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As the regulations is released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

Under the Measures for Cybersecurity Reviews and other cybersecurity laws and regulations of mainland China, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security—Regulations on Personal Information Protection.” In addition, these measures also stipulate that any internet platform operator carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our and the VIE’s business, we and the VIE face potential risks if we and the VIE are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China. In such case, we and the VIE must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in mainland China, which we and the VIE have fulfilled in our and the VIE’s business, and we and the VIE may be subject to review when purchasing internet products and services. We and the VIE may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we and the VIE have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we and the VIE have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we and the VIE have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, which took effective on March 31, 2023. According to these measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for these measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of these measures (i.e., March 31, 2021) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with a VIE structure, the CSRC will solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023. Pursuant to these provisions, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and these provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill procedures stipulated by applicable national regulations. These provisions also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

In addition to the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings, the VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities to provide their current services. Under the current regulatory scheme of mainland China, a number of regulatory agencies, including, but not limited to, the Ministry of Industry and Information Technology, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain government approvals and licenses for telecommunications business. The VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. As such, under the current regulatory scheme of mainland China, the VIE may be required to obtain a foreign-related investigation license. The VIE obtained a foreign-related investigation license in April 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of trading of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. As of the date of this annual report, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to our investors. The net liabilities of the VIE, in which we have no legal ownership, amounted to RMB326 million, RMB358 million and RMB398 million (US$56 million) as of December 31, 2021, 2022 and 2023, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and the VIE, to Aurora and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulation of mainland China on loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment”

Our subsidiaries and the VIE conduct business transactions that include provision of services and intercompany loans, and collection of employee’s individual income tax from the exercise of share options, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our subsidiaries and the VIE are summarized below:

	For the year ended December 31,
	2021	2022	2023

	(RMB in thousands)
Loans from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	80,000	—	—
Repayment of loans and interests by the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	56,341	80,620	65,532
Employee’s individual income tax from the exercise of share options from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	2,630	52	16
Intercompany receivables from the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	—	168,830	—
Intercompany receivables from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	—	—	31,400

With respect to intercompany loans, the VIE received cash from our WFOE amounted to RMB80.0 million, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively, and repaid cash to our WFOE amounted to RMB56.3 million, RMB80.6 million and RMB65.5 million (US$9.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. With respect to the collection of employee’s individual income tax from the exercise of share options, the VIE received cash from our WFOE amounted to RMB2.6 million, RMB52 thousand and RMB16 thousand (US$2 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively, which were then remitted to local tax authorities on behalf of our employees. With respect to intercompany receivables from the VIE to our WFOE, the VIE paid cash to our WFOE amounted to nil, RMB168.8 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively. With respect to intercompany receivables from our WFOE to the VIE, the VIE received from our WFOE amounted to nil, nil and RMB31.4 million (US$4.4 million) for the years ended December 31, 2021, 2022 and 2023.

We have established stringent cash management policies and procedures for cash flows within our organization. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the VIE is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Cash is transferred through our organization primarily in the manner as follows: (i) Aurora may transfer funds to the WFOE, Shenzhen JPush, through its Hong Kong subsidiary, KK Mobile Investment Limited, by additional capital contributions or shareholder loans, as the case may be, (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions, (iii) the VIE may repay loans to the WFOE at a fixed annual rate, and (iv) the WFOE may make dividends or other distributions to Aurora through KK Mobile Investment Limited. Our management is directly supervising cash management. The VIE initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department examine the needs of cash and submit it to the director of financial department or the CEO of the Company for final approval. To ensure the liquidity, there is no limit on the amount of cash that can be transferred through our organization. However, the annual cash flow plan between the VIE and our WFOE will be determined based on our annual business objectives approved by the board of directors and approved by the CEO. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings. See “—Our Holding Company Structure and Contractual Arrangements with the VIE” and “—Financial Information Related to the VIE, Parent and Its Subsidiaries.”

Aurora has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE, Parent and Its Subsidiaries

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2021, 2022 and 2023.

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	285,304	70,864	(65,936)	290,232
Loss from subsidiaries and VIE	(45,933)	—	—	45,933	—
Net loss	(62,098)	(45,313)	(1,190)	45,933	(62,668)

	For the year ended December 31, 2022
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	322,066	82,889	(76,133)	328,822
Loss from subsidiaries and VIE	(85,448)	—	—	85,448	—
Net loss	(106,964)	(75,486)	(11,448)	85,448	(108,450)

	For the year ended December 31, 2021
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	351,243	116,306	(110,227)	357,322
Loss from subsidiaries and VIE	(117,029)	—	—	117,029	—
Net loss	(140,584)	(100,782)	(16,247)	117,029	(140,584)

Selected Condensed Consolidating Schedule of Financial Position

	As of December 31, 2023
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	3,328	82,860	28,333	—	114,521
Restricted cash	—	132	354	—	486
Total current assets	18,649	347,537	689,789	(886,399)	169,576
Investments in subsidiaries	262,697	—	1,802,075	(2,064,772)	—
Total non-current assets	301,634	141,615	2,004,235	(2,266,873)	180,611
Total assets	320,283	489,152	2,694,024	(3,153,272)	350,187
Total liabilities	246,735	887,572	218,139	(1,105,980)	246,466
Total equity/(deficit)	73,548	(398,420)	2,475,885	(2,047,292)	103,721
Total liabilities and equity	320,283	489,152	2,694,024	(3,153,272)	350,187

	As of December 31, 2022
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	33,871	64,719	17,538	—	116,128
Restricted cash	—	132	—	—	132
Total current assets	61,857	352,224	639,818	(877,256)	176,643
Investments in subsidiaries	296,231	—	1,772,026	(2,068,257)	—
Total non-current assets	334,988	212,196	2,034,537	(2,325,257)	256,464
Total assets	396,845	564,420	2,674,355	(3,202,513)	433,107
Total liabilities	269,155	922,390	231,292	(1,147,972)	274,865
Redeemable noncontrolling interests	—	30,552	—	—	30,552
Total equity/(deficit)	127,690	(388,522)	2,443,063	(2,054,541)	127,690
Total liabilities, redeemable noncontrolling interests and equity	396,845	564,420	2,674,355	(3,202,513)	433,107

	As of December 31, 2021
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	6,724	55,946	27,882	—	90,552
Restricted cash	5,998	158,032	—	—	164,030
Total current assets	32,896	394,640	446,052	(492,452)	381,136
Investments in subsidiaries	349,501	—	1,622,191	(1,971,692)	—
Total non-current assets	401,447	144,382	1,917,264	(2,248,692)	214,401
Total assets	434,343	539,022	2,363,316	(2,741,144)	595,537
Total liabilities	218,900	865,202	60,174	(764,182)	380,094
Total equity	215,443	(326,180)	2,303,142	(1,976,962)	215,443
Total liabilities and equity	434,343	539,022	2,363,316	(2,741,144)	595,537

Selected Condensed Consolidating Schedules of Cash Flows

	For the Year Ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash (used in)/ provided by operating activities	(23,234)	55,921	(50,594)	—	(17,907)
Net cash provided by investing activities	—	22,120	57,906	(54,900)	25,126
Net cash used in financing activities	(3,651)	(59,900)	—	54,900	(8,651)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(3,658)	—	3,837	—	179
Net change in cash and cash equivalents and restricted cash	(30,543)	18,141	11,149	—	(1,253)
Cash, cash equivalents and restricted cash at the beginning of year	33,871	64,851	17,538	—	116,260
Cash, cash equivalents and restricted cash at the end of year	3,328	82,992	28,687	—	115,007

	For the Year Ended December 31, 2022
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	195,530	(113,809)	(99,197)	—	(17,476)
Net cash (used in)/provided by investing activities	(2,690)	29,682	69,861	(70,000)	26,853
Net cash used in financing activities	(153,040)	(65,000)	—	70,000	(148,040)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(18,651)	—	18,992	—	341
Net change in cash and cash equivalents and restricted cash	21,149	(149,127)	(10,344)	—	(138,322)
Cash, cash equivalents and restricted cash at the beginning of year	12,722	213,978	27,882	—	254,582
Cash, cash equivalents and restricted cash at the end of year	33,871	64,851	17,538	—	116,260

	For the Year Ended December 31, 2021
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(24,383)	68,336	(120,603)	—	(76,650)
Net cash (used in)/provided by investing activities	(4,859)	(186)	1,487	30,000	26,442
Net cash provided by/(used in) financing activities	(54,520)	30,000	—	(30,000)	(54,520)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	4,361	—	(1,281)	—	3,080
Net change in cash and cash equivalents and restricted cash	(79,401)	98,150	(120,397)	—	(101,648)
Cash, cash equivalents and restricted cash at the beginning of year	92,123	115,828	148,279	—	356,230
Cash, cash equivalents and restricted cash at the end of year	12,722	213,978	27,882	—	254,582

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIE face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our and the VIE’s business and industry, including, but not limited to, the following:

●	Our historical performance may not be indicative of our future performance;

●	We have incurred net losses, which we may continue to experience in the future;
●	If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer;
●	If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected;
●	If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our operating results could be harmed;
●	Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects;
●	Our business depends on strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers;
●	The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs;
●	If we fail to keep up with rapid changes in technologies, our future success may be adversely affected; and
●	We may not be able to compete successfully with our current or future competitors.

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Aurora is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish interest in those operations. Our holding company in the Cayman Islands, our mainland China subsidiary, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
●	We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operations, which may not be as effective as direct ownership. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE;

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under law of mainland China; and
●	The shareholders of the VIE may have potential conflicts of interest with Aurora, which may materially and adversely affect our business and financial condition. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIE’s operations and the value of our ADSs;
●	We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations;
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us and the VIE to sanctions imposed by the PRC regulatory authority;
●	The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs. The PRC government may intervene or influence our and the VIE’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our historical performance may not be indicative of our future performance.

We started operation in 2012. As a result of our relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We may not be able to achieve revenue growth. Our performance in recent periods may not be indicative of our future performance. We believe growth of our revenue depends on a number of factors, including our ability to:

●	attract new app developers and customers, including from diversified industry verticals, and retain and expand our relationships with existing app developers and customers on a cost-effective basis;

●	maintain the breadth of our ad publisher network and attract new publishers;

●	innovate and adapt our services and solutions to meet evolving needs of current and potential customers, including to address market trends;

●	maintain and increase our access to data necessary for the development and performance of our solutions;

●	maintain the proper functioning of SAAS Businesses which include Developer Services and Vertical Applications, and other business initiatives as we continue to collect increasing amounts of data from a growing user base;

●	continually improve on the algorithms underlying the products and the technologies;

●	adapt to a changing regulatory landscape governing privacy matters;

●	keep pace with the new technological development in the industry;

●	invest sufficiently in our technology and infrastructure, at the pace required to support our growth;

●	productize new solutions;

●	introduce our services and solutions to new geographic markets;

●	increase awareness of our brand among more businesses; and

●	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We have incurred net losses, which we may continue to experience in the future.

We have incurred net losses since our inception, including loss from operations of RMB138.1 million, RMB132.4 million and RMB50.9 million (US$7.2 million) for the years ended December 31, 2021, 2022 and 2023, and net losses of RMB140.6 million, RMB108.5 million RMB62.7 million (US$8.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future.

We expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

●	investments in our research and development team and in the development of new solutions and enhancement of our solutions;

●	investments in sales and marketing, including expanding our sales force, increasing our customer base and increasing market awareness of our platform;

●	expanding our operations and infrastructure, including internationally; and

●	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, our revenue could decline, and we may not be able to generate sufficient revenue to offset higher costs and achieve or sustain profitability. If we fail to achieve, sustain or increase profitability, our business and operating results could be adversely affected.

If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer.

The market for SAAS Businesses and other business initiatives is characterized by constant change and innovation, and we expect it to continue to rapidly evolve. Moreover, many of our customers operate in industries characterized by changing technologies and business models, which require them to develop and manage increasingly complex mobile application and IT infrastructure environments. Our success depends on our ability to offer high quality in-app functionalities needed by app developers and innovative SAAS and other products with industry-specific and actionable insights for our customers, and the resulting benefits to customers’ businesses and brands. Our success also depends upon our ability to identify, target and reach customers that need our services and SAAS Businesses and successfully convert app developers into paying customers through our sales and marketing activities and then increase the cross-sale among each line of our SAAS businesses. If we do not respond to the rapidly changing needs of our customers by developing and enhancing our SAAS Businesses and other business initiatives, developing new products on a timely basis that can address evolving customer needs, and selling and marketing them effectively, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology, SAAS Businesses may be complex and uncertain, and if we fail to accurately predict developers’ and customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts. Our enhancement of existing services and SAAS Businesses could fail to attain sufficient market acceptance for many reasons, including:

●	the failure to accurately predict market or customer demands;

●	defects, errors or failures in the design or performance of our new products or product enhancements;

●	negative publicity about the performance or effectiveness of our SAAS Businesses;

●	delays in developing and enhancing existing products or releasing our new products to the market;

●	the introduction or anticipated introduction of competing products by our competitors;

●	poor business conditions for our customers, causing them to delay purchases; and

●	the perceived value of our services and SAAS Businesses relative to their cost.

To the extent we are not able to execute on our business model to timely and effectively develop and market our SAAS Businesses and other business initiatives to address these challenges, our business, operating results and financial condition will be adversely affected.

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

By providing services to mobile app developers, we gain access to massive mobile data that we use to develop our industry-specific SAAS Businesses. Data is sourced only based on our services provided to developers and primarily consists of unstructured anonymous meta data. Based on our centralized proprietary data processing platform and leveraging our Al and machine learning capabilities, we are able to gain actionable and effective insights from the data and develop a variety of SAAS Businesses. Our business plan assumes that the demand for SAAS Businesses will increase.

We may not be able to maintain and grow the number of app developers we serve. Furthermore, certain of our app developers may prohibit or limit our access to or use of this data. The broad adoption of certain end-user computer software or programs may pose technical restrictions on our ability to access user data or end-users may dispute our use of the data. Interruptions, failures or defects in our data access and processing systems, as well as privacy concerns regarding the user data, could also limit our ability to analyze data. In addition, our ability to collect data may be restricted by new laws and regulations. If we are not able to continue to gain access to extensive mobile data in the future, we will lose our competitive strengths, and we may not be able to offer and improve our existing SAAS Businesses or develop new products that respond to the needs of our customers effectively and efficiently. Accordingly, demand for our solutions may not continue to develop as we anticipate, or at all, and because we derive a substantial portion of our revenue from SAAS Businesses, the growth of our business and results of operations may be adversely affected.

If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our operating results could be harmed.

Our future success depends in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customer adoption and renewals of our subscriptions, customer demand for our platform, the size, growth rate and expansion of this market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market for SAAS Businesses and other business initiatives any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. If we or other SAAS Businesses or other providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our service and products, especially SAAS Businesses, do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

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

Our and the VIE’s business generates and processes a large quantity of data. We and the VIE face risks inherent in handling and protecting large volume of data. In particular, we and the VIE face a number of challenges relating to data from transactions, developer services, and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer and disclosure of personal information, including any requests from regulatory and government authorities relating to these data.

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

The regulatory and enforcement regime of mainland China with regard to data privacy and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the MPS and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection.” The following are examples of certain recent regulatory activities in mainland China in this area:

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, this law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. In addition, according to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, China has established the National Data Bureau on October 25, 2023, which is administered by the National Development and Reform Commission, or the NDRC. The National Data Bureau is responsible for advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and pushing forward the planning and building of a digital China, the digital economy and a digital society. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the Cyber Security Law of mainland China and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. If any data that we and the VIE possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The measures and the Regulations on the Network Data Security (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the measures and the regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If these measures and the enacted version of the regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we and the VIE face uncertainties as to whether these additional procedures can be completed by us or the VIE timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we and the VIE have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In August 2022, we entered a cooperation agreement with WhatsApp to enable our customers to access WhatsApp’s messaging channels through our platform. In the event our customers send message to the residents of the European Economic Area through these WhatsApp’s messaging channels, we would fulfill the data security protection obligations pursuant to regulations and customers’ requirements, and implement security protection measures to process the protected information, such as encrypting and desensitizing the data. As of the date of this annual report, we and the VIE have not been involved in any investigations or aware of any claims on such basis.

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

In addition, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. For instance:

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. These measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The measures remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the Cyberspace Administration of China has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. If we are subject to such a cybersecurity review, we may be ordered to suspend our business by disconnecting our products from our clients’ mobile apps, stopping developing new clients, businesses, among others. If we fail to pass the cybersecurity review, we may face penalties such as fines, orders to suspend business, suspension of business, closure of websites, revocation of business licenses and permits, and any of these could have a material adverse effect on our business and results of operations. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, we cannot rule out the possibility that we may be deemed to be a critical information infrastructure operator under law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China. At this stage, we are unable to predict the possible consequences of the Regulations on the Network Data Security (Draft for Comments), if any, and we are monitoring and assessing the rulemaking process closely.

●	In November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). These regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, these regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, these regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.

We are building artificial intelligence, or AI, into our product offerings. For example, we launched GPTBOTS.AI in 2023, which is a no-code platform for creating AI-driven business applications. As with many industrial innovations, AI also presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed and datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair our AI solutions. Some AI scenarios present ethical issues and if we offer AI related products that are controversial because of the impact of AI on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

In addition, uncertainties remain as to the ownership and intellectual property protection of the AI-generated content and the use of AI-generated-content tools may result in potential copyright infringement and other legal issues. If we fail to obtain necessary and commercially consents or permits in the use of AI tools, whether due to the inability to identify or verify the appropriate rights holder or for any other reason, we may be found to have infringed on the rights of others, potentially resulting in claims for monetary damages, regulatory fines and penalties, or a reduction of content available to users.

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all its aspects. PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis. The Administrative Provisions on the Deep Synthesis of Internet Information Services, issued by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and effective on January 10, 2023, require the providers of deep synthesis services to, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. The Provisional Measures on AI-Generated-Content Services, published on July 10, 2023 by seven governmental authorities including the Cyberspace Administration of China, also imposes compliance requirements for providers of generative AI services to fulfill their responsibilities as network information contents producers and fulfill their obligations of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the regulations. Non-compliance with these regulations may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of certain services.

However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

If we fail to keep up with rapid changes in technologies, our future success may be adversely affected.

We utilize AI and machine learning technology and other advanced data technology tools to process data and productize our SAAS Businesses. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform integrates with a variety of network, hardware, mobile and software platforms and technologies, and we need to continually modify and enhance our products and platform to adapt to changes and innovation in these technologies. If app developers or customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We may not be able to compete successfully with our current or future competitors.

The market for SAAS Businesses and other business initiatives is intensely competitive and characterized by rapid changes in technology, developer and customer requirements, industry standards and frequent new product introductions and improvements. We face competition in all lines of business. In the future, as we grow, we anticipate continued challenges from current competitors, as well as by new entrants into the industry including major online media networks, which may enjoy greater resources than us. See “Item 4. Information on the Company—B. Business Overview —Competition.” If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could be weakened, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.

Some of our existing competitors for SAAS Businesses have, and our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories and larger user bases;

●	broader, deeper or otherwise more established relationships with technology, channel and business partners, including ad publishers and customers;

●	greater resources to make acquisitions;

●	larger and more mature intellectual property portfolios;

●	larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; and

●	substantially greater financial, technical and other resources to provide support, to make acquisitions and to develop and introduce new products.

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

We currently host our cloud service from third-party data center facilities operated by several different providers located in mainland China, Singapore and the United States. Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Impairment of, or interruptions in, our cloud services may reduce our revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if app developers, customers and potential customers believe our services are unreliable.

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

Our business depends on the performance and reliability of the internet infrastructure in mainland China and the stability of information technology and communications systems of app developers, customers and publishers. The availability of our SAAS Businesses, in part, depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet in mainland China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to developers’ networks operated by such telecommunications carriers and internet service providers to deliver our developer services. We have experienced internet interruptions in the past, which were typically caused by service interruption of the value-added telecommunications service providers. In addition, since we rely on the performance of our publishers to deliver the ads, any interruption or failure of their information technology and communications systems may undermine the effectiveness of our advertising services and solutions and cause us to lose customers, which may harm our operating results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2023, within mainland China, we had 78 patent applications pending and 42 patents registered. We own 201 computer software copyrights, relating to various aspects of our SAAS Businesses. In addition, we have filed 40 trademark applications and have maintained 183 trademark registrations and 4 artwork copyrights in mainland China. We also registered 118 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

In addition, it is often difficult to create and enforce intellectual property rights in mainland China and other jurisdictions outside of the United States. Even where adequate, laws exist in mainland China and other jurisdictions outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

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

We use open-source software in our applications and platform and expect to continue to use open-source software in the future. Although we monitor our use of open-source software to avoid subjecting our applications and platform to conditions we do not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open-source license, including by demanding release of the open-source software, derivative works, or our proprietary source code that was developed using such software. These allegations could also result in litigation. The terms of many open-source licenses have not been interpreted by U.S. courts or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to develop our applications and technology and commercialize our products and platform. In such an event, we could be required to seek licenses from third parties to continue applying our applications, to make our proprietary code generally available in source code form, to re-engineer our applications or to discontinue the offering of our service if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. In addition to risks related to license requirements, our use of certain open-source software may lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

The internet and mobile industries in mainland China are highly regulated. The VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current regulatory scheme of mainland China, a number of regulatory agencies, including but not limited to, the Ministry of Industry and Information Technology, and Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet business. The VIE also provides mobile app data analysis product to both domestic and foreign financial industry clients, and may be considered as engaging in foreign-related investigation business. Under the current regulatory scheme of mainland China, the VIE may be required to obtain a foreign-related investigation license. Operators must obtain various government approvals and licenses for internet or mobile business. The VIE obtained a foreign-related investigation license in April 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign-related Investigation.”

We have obtained four value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We may also be required to obtain the personal credit reporting business license. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Credit Reporting.” The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in mainland China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. On September 27, 2021, the People’s Bank of China promulgated the Administrative Measures for Credit Information Services, which took effect on January 1, 2022. Pursuant to these measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the People’s Bank of China pursuant to these measures. We provide financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we or the VIE would be deemed to engage in personal credit reporting business because of our or the VIE’s financial risk management solutions. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that we will not be required in the future by the governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our financial risk management solutions. Our business may also subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our and the VIE’s business operations and materially and adversely affect our business, financial condition and results of operations.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, and could require significant management attention, disrupt our business, dilute shareholder value, involve anti-monopoly concerns and adversely affect our results of operations.

We may seek to acquire, or make investment in additional businesses, products or technologies in both domestic and overseas markets. For example, we, through the VIE, acquired a majority equity interest of Wuhan SendCloud in March 2022 for a total cash consideration of RMB34.5 million. However, we have limited experience in acquiring, investing in and integrating businesses, products and technologies. If we identify an appropriate candidate for acquisition or investment, we may not be successful in negotiating the terms and/or financing of the transaction, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

●	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

●	cultural challenges associated with integrating employees from the acquired company into our organization;

●	reputation and perception risks associated with the acquired product or technology by the general public;

●	ineffectiveness or incompatibility of acquired technologies or services;

●	potential loss of key employees of acquired businesses;

●	inability to maintain the key business relationships and the reputations of acquired businesses;

●	diversion of management’s attention from other business concerns;

●	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

●	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

●	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

●	costs necessary to establish and maintain effective internal controls for acquired businesses;

●	failure to successfully develop the acquired technology in order to recoup our investment; and

●	increased fixed costs.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

Since our initial public offering of our ADSs on Nasdaq in July 2018, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act required that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” The management report was not subject to attestation by our independent registered public accounting firm as we are a non-accelerated filer. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A common shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Our results of operations may be subject to seasonal fluctuation due to a number of factors, any of which could adversely affect our business and operation results.

The historical seasonality of our business has been relatively mild due to our rapid growth in SAAS Businesses, but it may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As we grow, our quarterly revenues and operating results may be subject to seasonal fluctuations, depending upon a number of factors which may be out of our control. Expenditures by advertisers vary in cycles and tend to reflect overall economic conditions, both in China and globally, as well as budgeting and buying patterns in different industries and companies. Advertisers may alternate between periods with major advertising campaigns and periods of relative inactivity. Because most advertising campaigns are short in duration and we typically sign contracts on a campaign-by-campaign basis, it is difficult for us to forecast our results of operations for future quarters. Our quarterly revenues and our costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of the ADSs to fall. If our revenues for a particular quarter are lower than expected, we may be unable to reduce our operating expenses and cost of revenues for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from prior quarters.

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

Our business partners, including publishers and third-party data service providers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, our business partners may affect our business activities and reputation and, in turn, our results of operations. For example, we collaborate with third-party data service providers who supplement our dataset and maintain a strict vetting process before engaging such third-party data service providers to ensure the integrity and quality data, but we cannot assure that these service providers have accessed and processed data in a proper and legal manners and any non-compliance on their part may cause potential liabilities to us and disrupt our operations.

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

We adopted a stock incentive plan in July 2014, or the 2014 Plan, a stock incentive plan in March 2017, or the 2017 Plan, a stock incentive plan in December 2021, or the 2021 Plan, and a stock incentive plan in September 2023, or the 2023 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. Under the 2021 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 common shares. Under the 2023 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 Class A common shares. In 2021, 2022 and 2023, we recorded RMB30.2 million, RMB15.5 million and RMB11.6 million (US$1.6 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net loss and may increase our net loss in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed as the receiver of Silicon Valley Bank. We have not held funds at Silicon Valley Bank other than an immaterial amount as of December 31, 2023, and we have withdrawn all remaining funds from Silicon Valley Bank by March 31, 2023. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents may be impacted and could have a material adverse effect on our business and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

Our business could be adversely affected by the effects of COVID-19 pandemics, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snowstorms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our and the VIE’s business operations and adversely affect our results of operations.

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

Certain of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by laws of mainland China. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the government authorities. Under the laws and regulations of mainland China, we may be required to register and file with the government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. Under the laws and regulations of mainland China, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

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

Aurora is a Cayman Islands exempted company and our mainland China subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in mainland China. As a result, the VIE in mainland China, namely Hexun Huagu including its subsidiaries, holds four value-added telecommunications business operation license as the value-added telecommunications service provider. We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that potentially could be significant to the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2021, 2022 and 2023, we derived 95.0%, 96.7% and 95.0% of our external revenues from the VIE, respectively.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the contractual arrangements is valid, binding and enforceable in accordance with its terms; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

However, Aurora is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in certain industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

There are substantial uncertainties regarding the interpretation and application of laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. The Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, as one of the supporting guidelines for the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by PRC laws, administrative regulations or provisions; (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the measures on February 17, 2023 that, the CSRC will solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Although we believe we, our mainland China subsidiary and the VIE are not in violation of current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements of mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of mainland China. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’ right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on their customers, or take other regulatory or enforcement actions against the VIE that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIE’ business operations or restrict the VIE from conducting a substantial portion of their business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIE, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and its subsidiaries that conduct a significant part of our operations.

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

Furthermore, the recent issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. According to these measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the measures (i.e., March 31, 2021) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023. Pursuant to these provisions, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and these provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill procedures stipulated by applicable national regulations. These provisions also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

However, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of these measures and provisions on us, including but not limited to, the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage. If we or the VIE do not receive or maintain the permissions or approvals, including but not limited to, complete the filing with the CSRC for any future offering or any other activities which are subject to the filing requirements under these measures, or if we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change such that we and the VIE are required to obtain permission or approval in the future, we and the VIE may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our and the VIE’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, on December 28, 2021, the Cyberspace Administration of China and several other regulatory authorities in mainland China jointly promulgated the Measures for Cybersecurity Reviews, which came into effect on February 15, 2022. Pursuant to these measures, (i) where the activity affects or may affect national security, a critical information infrastructure operators that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) governmental authorities in the mainland China may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. There remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the approvals or complete the filings and other regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

Our business may be significantly affected by the PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law embodies an expected mainland China regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in mainland China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operations, which may not be as effective as direct ownership.

The VIE contributed 95.2%, 96.7% and 95.0% of our consolidated total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the law of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE and its shareholders may not be as effective in ensuring our ability to direct the relevant portion of our and the VIE’s business operations as direct ownership would be.

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

All of these contractual arrangements are governed by and interpreted in accordance with the laws of mainland China, and disputes arising from these contractual arrangements between us and the VIE will be resolved through arbitration in mainland China. These disputes do not include claims arising under the United States federal securities law and thus the arbitration provisions do not prevent our shareholders from pursuing claims under the United States federal securities law. The legal system in mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, awards by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of and derive economic benefits from the VIE, and our ability to conduct our business may be negatively affected.

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

As part of our contractual arrangements with the VIE, the VIE holds certain assets that are material to the operation of certain portion of our business, including intellectual property and premise, foreign-related investigation license, value-added telecommunication business operation licenses and certificate of high and new technology enterprise. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by companies or individuals in mainland China and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of domestic companies registered in mainland China or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the PRC regulatory authority, which could include fines and penalties on our and the VIE’s operations in mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, there remain uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on December 28, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Reviews, which came into effect on February 15, 2022, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to these measures shall apply for a security assessment by the Cyberspace Administration of China before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of mainland China. There are uncertainties regarding how the Cyber security Review Measures and the Measures on Security Assessment of Cross-border Data Transfer would be interpreted and enforced, and to what extent they may affect us. As of the date of this annual report, we and the VIE have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we and the VIE have not received any inquiry, notice, warning, or sanctions in such respect. However, the governmental authorities may impose restrictions and penalties on our and the VIE’s operations in mainland China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we and the VIE obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we and the VIE can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

We conduct our business primarily through our mainland China subsidiary and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. Our mainland China subsidiary is subject to laws and regulations applicable to foreign investment in mainland China. The legal system in mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in laws and regulations of mainland China related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.

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

Furthermore, the legal system in mainland China is based in part on government policies and mainland China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of mainland China, and it is possible that we may not be aware of our violation of any of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in mainland China may result in substantial costs and diversion of resources and management attention.

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations.

Substantially all of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally and by continued economic growth in China as a whole.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in mainland China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, Cyberspace Administration of China (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders or ADS holders.

Under the mainland China Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the mainland China with a “de facto management body” within the mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland-China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in the mainland China.

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

On February 3, 2015, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends the mainland China’s tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the mainland China’s tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China’s tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under the tax laws of mainland China, if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37. SAT Circular 37 details and clarifies the tax withholding methods in respect of income of non-resident enterprises. And certain rules stipulated in SAT Circular 7 are replaced by SAT Circular 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the mainland China Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where domestic taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-resident enterprises, our mainland China subsidiary may be requested to assist in the filing under SAT Circular 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the mainland China’s tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to the VIE in mainland China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting from December 2022 onwards. Any increase in the enterprise income tax rate applicable to our mainland China subsidiary or the VIE in mainland China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our mainland China subsidiary or the VIE in mainland China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the mainland China’s tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

In April 2021, the State Administration for Market Regulation, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The State Administration for Market Regulation has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.

On June 24, 2022, the Standing Committee of the National People’s Congress published amendments to the Anti-Monopoly Law, which came into effect on August 1, 2022. These amendments formally implement China’s latest anti-monopoly policies by, among other things, improving regulatory rules for anti-competitive agreements, expressly addressing monopoly issues in the platform economy, and substantially increasing the penalties for violating the law. These amendments formally extend the antimonopoly regulatory regime to the platform economy by outlining the general principal that business operators shall not engage in monopolistic activities, such as by taking advantage of data and algorithms, technology, capital advantage, and platform rules. These amendments also specifically prohibit business operators from abusing its market dominance, such as by using data and algorithms, technology, and platform rules. Penalties for violation of the Anti-Monopoly Law have been substantially increased in these amendments. For example, according to these amendments, if a company completes a concentration of business in violation of the Anti-Monopoly Law that will or is likely to have an effect of eliminating or restricting competition, in addition to other remedial measures, a fine of up to 10% of the last year’s sales revenue may be imposed. If the concentration of business in violation of the Anti-Monopoly Law completed by the company does not have the effect of eliminating or restricting competition, a fine of up to RMB5 million may be imposed. In the case that the aforementioned violation has particularly serious circumstances, bad impact, or consequences, the fine imposed may be further increased to between two and five times the aforementioned fine amount. Due to the enhanced implementation of the Anti-Monopoly Law, we and the VIE may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us and the VIE to heightened risks and challenges. On March 24, 2023, the State Administration for Market Regulation promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effect on April 15, 2023. These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and strengthened the legal responsibilities of the parties.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purpose) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, mainland China residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles will be required to register such investments with the SAFE or its local branches. In addition, any mainland China resident who is a direct or indirect shareholder of a special purpose vehicle, is required to update its filed registration with the local branch of the SAFE with respect to that special purpose vehicle, to reflect any material change. Moreover, any subsidiary of such special purpose vehicle in mainland China is required to urge the mainland China resident shareholders to update their registration with the local branch of the SAFE. If any domestic shareholder of such special purpose vehicle fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicle in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicle, and the special purpose vehicle may also be prohibited from making additional capital contributions into its subsidiary in mainland China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015. Under this notice, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a domestic company registered in mainland China, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiary and the VIE. We may make loans to our mainland China subsidiary and the VIE subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in mainland China. Any loans to our wholly foreign-owned subsidiary in mainland China, which are treated as foreign-invested enterprises under the laws of mainland China, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiary or the VIE or with respect to future capital contributions by us to our mainland China subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our mainland China subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiary to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our subsidiary in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our mainland China subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

We conduct our business primarily in mainland China through our subsidiaries and the VIE. The operations of our subsidiaries and the VIE in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our and the VIE’s business, and it may intervene or influence our and the VIE’s operations, as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our and the VIE’s industry or require us and the VIE to seek additional permission to continue our and the VIE’s operations, which could result in a material adverse change in our and the VIE’s operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company and our and the VIE’s business face potential uncertainty from actions taken by the PRC government affecting our and the VIE’s business.

Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, for the purpose of counteracting the impact on China caused by unjustified extraterritorial application of foreign legislation and other measures, the Ministry of Commerce of China published the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Risks Related to The ADSs

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “JG.” The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include maintaining a minimum bid price of US$1.00 per ADS and a minimum market value of publicly held shares of US$5 million for a period of 30 consecutive trading days, among others. On December 28, 2022, we received a written notification from Nasdaq indicating that for the last 32 consecutive business days, the closing bid price for the ADSs was below the minimum bid price of US$1.00 per share requirement. We were granted a grace period of 180 calendar days, expiring on June 26, 2023, to regain compliance. On June 27, 2023, we received approval from Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us an additional 180-day period, or until December 26, 2023, to regain compliance. On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares. We regained compliance with the minimum bid price requirement on December 28, 2023.

As of the date of this annual report, we are in compliance with the requirements for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to, the following:

●	variations in our net revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	fluctuations in operating metrics;

●	failure on our part to realize monetization opportunities as expected;

●	changes in revenues generated from our significant business partners;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	detrimental negative publicity about us, our management, our competitors or our industry;

●	any share repurchase program;

●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	regulatory developments affecting us or our industry;

●	potential litigation or regulatory investigations; and

●	general economic or political conditions in China or elsewhere in the world.

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

On June 11, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million of the ADSs or our common shares over the next 12 months through June 10, 2021. We did not repurchase any ADSs under this share repurchase program. On September 15, 2022, our board of directors authorized a share repurchase program, or the 2022 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares (including in the form of ADSs) over the next 12 months through September 14, 2023. In addition, our board of directors extended the 2022 Repurchase Plan and also authorized a share repurchase program, or the 2023 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares (including in the form of ADSs) until December 31, 2024. As of December 31, 2023, we accumulatively repurchased approximately US$0.8 million of ADSs under the 2022 Repurchase Plan and 2023 Repurchase Plan. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

We have a dual-class common share structure. Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are, on a poll, entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares or the voting power attached to such Class B common shares through a voting proxy or otherwise by a holder thereof to any person or entity that is not an affiliate of such holder, or the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of a holder of Class B common shares that is an entity to any person that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares.

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 5,350 ADSs) and 17,000,189 Class B common shares, which represent 76.1% of our total voting power, as of February 29, 2024. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 29, 2024, we had 79,808,906 common shares outstanding, comprising of (i) 62,808,717 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 41,619,308 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares issued and outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. As we rely on the home country practice exemption as described above, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

It is likely that we were classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A common shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, it is likely that we were a PFIC for the taxable year ended December 31, 2023, and, it is possible that we may be a PFIC for the current taxable year and for subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in businesses of providing customer engagement and marketing technology services.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As a result, if we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Shenzhen Hexun Hungu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo and Mr. Guangyan Chen, holding 80% and 20% equity interests in Hexun Huagu, respectively.

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

On August 5, 2014, we obtained the ability to direct the business operations of Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its shareholders. We refer to Shenzhen JPush as our WFOE, and to Hexun Huagu, including its subsidiaries, as the VIE in this annual report. Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that potentially could be significant to the VIE and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are the primary beneficiary of Hexun Huagu and its subsidiaries, and, therefore, have consolidated the financial results of the Hexun Huagu and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE.

On July 26, 2018, the ADSs representing our Class A common shares commenced trading on Nasdaq under the symbol “JG.” We raised from our initial public offering approximately US$68.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In March 2022, we, through the VIE, acquired a majority equity interest of Wuhan SendCloud for a total cash consideration of RMB34.5 million. SendCloud has been committed to providing tens of thousands of enterprise customers with efficient and secure email and SMS sending services, as well as accurate and timely relevant data reports. Ifaxin (Hubei) Cloud Co., Ltd., or Ifaxin, is a wholly-owned subsidiary of SendCloud.

On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares.

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

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.jiguang.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

Our Mission

Our mission is to improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

Overview

We are a leading provider of customer engagement and marketing technology services in mainland China. Through our developer services, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence, or AI, and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “2023 Industry Information Technology Application Leading Enterprise” from 2023 Sixth Conference on Application Innovation of Information Technology Industry, the “Outstanding SDK Product Case” awarded by China Academy of Information and Communications Technology, the “2023 Shenzhen Data Exchange Brand Data Provider” awarded by the Shenzhen Data Exchange, the “2023 Golden Sea Award for high-quality service providers supporting Chinese enterprises’ overseas business (EngageLab)” from the 7th GGCC Global Game Cooperation Conference, the “Data Security and Personal Information Protection Innovative Practice Case” awarded by the 2023 China Network Civilization Conference, the “2022 Digital Annual Excellent Service Provider in China SAAS Industry” from 2022 China Industry Digital Annual Billboard, and “2022 New Communication Annual Award—Brand Insight Award” from PR Newswire.

We provide a comprehensive suite of services to mobile app developers in mainland China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service, or SMS, one-click verification, and other service under JG Alliance. Our services had been used by approximately 742,000 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2023. We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,807,000 as of December 31, 2021 to over 1,871,000 as of December 31, 2022, and further to over 1,919,000 as of December 31, 2023.

Since our inception through December 31, 2023, we have accumulated data from over 73.5 billion installations of our software development kits, or SDKs, as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for Al-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and marketing effective insights from our data and to develop and refine our vertical applications. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of solutions that offer industry-specific, actionable insights for customers in a number of different areas. Our solutions include:

●	Vertical Applications mainly include market intelligence and financial risk management:

●	Market intelligence: We provide investment funds and corporations with real-time market intelligence solutions, such as our product iApp, which provides analysis and statistical results on the usage and trends of mobile apps in China.

●	Financial risk management: We assist financial institutions, licensed lenders and credit card companies in making informed lending and credit decisions.

●	Collectively, the developer services and vertical applications are termed SAAS Businesses.

We operate and generate revenue from SAAS Businesses. We have built a robust technology infrastructure to support the usage of SAAS Businesses throughout China on a real-time basis. Our cloud servers are strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our Software-as-a-service, or SAAS, products with great stability, immense speed and high reliability.

Our Business Model

We are a leading provider of customer engagement and marketing technology services in China. Our business model is built upon our massive and quality data foundation, which we have established by leveraging the comprehensive suite of developer services we provide to mobile app developers in China. Our developer services provide core in-app functionalities, including push notification, instant messaging, analytics and SMS, one-click verification and other services under JG Alliance. Through our developer services, we gain access to selected and anonymous device-level data that is necessary for, and relevant to, the services provided. Our centralized data processing platform stores, cleanses, structures and encrypts data that was collected and aggregated. We utilize AI and machine learning technologies to conduct modeling exercises and in order to gain actionable and effective insights. Based on our data foundation and leveraging our AI-powered centralized processing platform, we have developed a variety of vertical applications that offer industry-specific, actionable insights for customers.

Developer Services

We provide a comprehensive suite of services to mobile app developers in China. Starting from 2020, we further breakdown the Developer Service revenue into Subscription Service and Value-Added Service. Our subscription service under developer services provides core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and SMS, one-click verification and other services under JG Alliance. Our value-added service include both JG Alliance and Advertisement SAAS. The functionalities of our developer services are delivered in the form of SDKs that contain ready-to-use source codes and allow for simple integration into a wide variety of mobile apps. We also offer application programming interfaces, or APIs, that create connectivity and automate the process of message exchange between the mobile apps and our backend network. Moreover, we also provide app developers using our services with an interactive web-based service dashboard, allowing them to utilize and monitor our services through simple controls on an ongoing basis. Our developer services easily integrate with all types of mobile apps and support all major mobile operating systems, including iOS, Android and Winphone. Through these functionalities, developers are able to accelerate the development and deployment of their apps into the market and focus their efforts on optimizing their app operations and improving end-user experience.

Our developer services had been used by a cumulative number of approximately 742,000 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2023. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,807,000 as of December 31, 2021 to over 1,871,000 as of December 31, 2022 and further to 1,919,000 as of December 31, 2023. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received numerous awards, including the “Outstanding SDK Product Case” awarded by China Academy of Information and Communications Technology, the “2023 Golden Sea Award for high-quality service providers supporting Chinese enterprises’ overseas business (EngageLab)” from the 7th GGCC Global Game Cooperation Conference, and the “2022 Digital Annual Excellent Service Provider in China SAAS Industry” from 2022 China Industry Digital Annual Billboard, and we were included in InfoQ’s list of Chinese artificial intelligence technology providers. Our EngageLab was selected as among the “2022 China’s Digital Transformation Excellent Solution Collection” by China Information Industry Association.

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

We also share statistics regarding delivery results with developers that use JPush, including their history of notifications pushed. Other performance statistics include cumulative number of notifications transmitted, number of users who open the app, the time users spent in the app, daily active users and the number of users who are using the app in real time. As part of the VIP premium package, certain developers choose to pay for additional capabilities, including the ability to monitor the results of transmissions in real time and access in-depth customized statistical reports.

Leveraging our technology infrastructure built upon a network of cloud servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 8.2 billion messages to various app end users on an average daily basis in the three months ended December 31, 2023.

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

JG Alliance

We provide services in the form of integrated marketing campaigns to advertising customers through JG Alliance. We generate revenue using performance-based fee arrangements where we charge the advertising customers primarily on a cost-per-click or cost-per-action basis.

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

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

●	Volume—massive and ever-growing data pool. We had accumulated data from over 73.5 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2023.

●	Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 742,000 developers representing over 1.9 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2023. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

●	Velocity—data timeliness. We access and process a large volume of data in real time. In December 2023, we captured data from 1.8 billion monthly active SDKs. We define monthly active SDKs in a given period as the number of SDKs offered as part of our developer services and integrated into apps that have been installed on mobile devices, which have established active connection with our servers in the last month of the same period. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

●	Veracity—data accuracy. Through our data processing platform, we cleanse, structure and encrypt raw data to ensure its accuracy. We also have strict policies and internal procedures in place to ensure our data security. Moreover, our data is not associated with a specific family of apps, which increases the unbiasedness of the data we capture.

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

●	Storage. We systematically organize and store unstructured data in our Hadoop server cluster. As part of our data security measures, original data is all stored on our local servers protected by firewalls.

●	Cleansing. The data processing platform cleanses data stored in our server cluster. Our cleansing system reduces noise in the unstructured data by detecting anomalies in the original data, evaluating data authenticity and sifting out non-usable, corrupted or redundant data.

●	Structuring. The data processing platform further structures cleansed data and stores it as structured datasets. Encrypting. Our data processing platform then automatically encrypts device-level data to enhance data security.

●	Modeling. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our SAAS Businesses. In addition to basic tags, we can design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

AI, Data Analytics and Data Mining

Our AI, data analytics and data mining capabilities form the basis of our vertical applications, developed for specific industries. We utilize data analytics to gain statistical insight and employ automated data mining processes to find meaningful correlations and intelligent patterns.

We believe we have the following advantages in our AI and machine learning capabilities:

●	We have optimized our data warehouse structure to make it more suitable for AI and machine learning processes. We have also designed and built our data warehouse based on the types and features of our data to allow for flexible yet secured access by our engineers and data scientists for developing and maintaining multiple solutions.

●	Based on the features of our data sets, we constantly refine rules engines and machine learning algorithms to improve the accuracy and comprehensiveness of tags generated.

●	We design and tailor machine learning algorithms based on the nature of our solutions. For example, to enhance our financial risk management solutions, we improve traditional deep learning algorithms by utilizing the machine learning technique of GBDT (gradient boosting decision tree), which not only preserves the correlations between variables but also maximizes the explanatory ability of patterns.

Our team of data scientists works continually to optimize our proprietary analytical models and improve our analytics capabilities. First, our data scientists input and index more accurate sample training data to train machine learning models more effectively. Second, we also analyze various features of sample data and adopt more suitable and complex modeling algorithms such as deep learning. Third, by gaining access to more data, we can find more features that can be used to improve the predictive capabilities of our data analytics engines. Fourth, our data scientists, equipped with industry knowledge and insights, can refine and optimize the parameters of algorithms by taking into account industry specific or event specific factors.

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

Our Vertical Applications

Our Vertical Applications currently comprise of market intelligence and financial risk management. Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. We are constantly evaluating market opportunities and will strategically expand our solution offerings that use our data and insights to increase productivity for additional industries and customers.

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

We have received numerous awards for our innovative vertical applications, including the “2023 Industry Information Technology Application Leading Enterprise” from 2023 Sixth Conference on Application Innovation of Information Technology Industry, the “2023 Shenzhen Data Exchange Brand Data Provider” awarded by the Shenzhen Data Exchange, the “Data Security and Personal Information Protection Innovative Practice Case” awarded by the 2023 China Network Civilization Conference, the “2022 Digital Annual Excellent Service Provider in China SAAS Industry” from 2022 China Industry Digital Annual Billboard, the “2021 Leading SAAS Enterprise in China’s Software and Information Service Industry” from the Information Observation Network, and the “2021 China SAAS Excellent Product” at the “Insights 2022—China Enterprise Service Annual Conference.”

Market Intelligence

By leveraging our access to massive amounts of data relating to mobile app operations, our market intelligence solutions empower corporations and investors to make business and investment decisions.

We provide the following three versions of market intelligence solutions:

●	Enterprise-oriented solutions: We provide industry ranking, competitive analysis and operational analysis for corporate customers.

●	Fund-oriented solutions: We provide industry trends analysis, track portfolio company growth and conduct project-oriented case studies for fund managers.

●	Project-based tailor-made solutions: We provide more in-depth analytics services and generate customized statistics reports based on customers’ specific requirements.

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

JG iAudience

JG iAudience is a user labeling solution that leverages massive information accumulated via mobile terminals to build a multi-dimensional, accurate and complete user profiling system. iAudience helps businesses to precisely target different customer demographics, develop personalized operational strategies, improve service quality and facilitate real-time decision-making process that drives business growth. In 2023, iAudience, together with other two data products, Aurora Risk Factor and Aurora Risk Marketing Score, are available for trading on the Shenzhen Data Exchange, following the complete data product launch process approved by the exchange.

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses throughout China on a real-time basis. We utilize cloud servers provided by industry-leading third-party cloud service providers. Our cloud servers are located in four cities in China, namely Guangzhou, Beijing, Shanghai and Qingdao, to ensure broad network coverage and minimize disruptions in our services.

We have strategically selected our data center locations in China. For our core data centers in Beijing and Guangzhou, we employ advanced active-active data center architecture that allows multiple data centers to service the same application at any given time, maximizing continuous availability of our servers and minimizing instability caused by single point failure. Specifically, our active-active data center architecture effectively addresses problems that are commonly encountered when communications are transmitted cross-regionally and across different telecom providers in China.

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

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB206.7 million, RMB154.5 million and RMB121.8 million (US$17.2 million) of research and development expenses in 2021, 2022 and 2023, respectively.

In November 2020, we entered into certain agreements and became a 5G strategic partner and 5G messaging partner of a major telecommunications company in China, which started a new chapter in our research and development track records by promoting 5G messaging applications in China.

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

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2021, 2022 and 2023, we had 3,516, 6,060 and 5,904 customers who purchased our SAAS Businesses within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for SAAS Businesses during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2021, 2022 and 2023.

The following describes our customer base for each of our SAAS Businesses:

●	Developer services. While we adopt a freemium model for most of our developer services, we charge a fee for JSMS based on the number of messages delivered, and we also charge a subscription fee for the VIP premium package of certain developer services such as JPush and JMessage and a project-based fee for private cloud-based services provided upon the request of customers.

●	Market intelligence. Our customers for our market intelligence solutions primarily consist of investment funds and corporations that have specific needs to capture real-time market intelligence.

●	Financial risk management. Our customers for financial risk management solutions are mainly financial institutions including banks and insurance companies and financial technology companies.

Sales and Marketing

Sales

We sell our solutions through our experienced direct sales force. Our sales force is first organized by product line, with each team responsible for one line of our SAAS Businesses offerings, and then further organized into multiple regional teams covering different regions across China.

We incentivize our sales teams by setting specific key performance goals for each team responsible for the corresponding line of SAAS Businesses by adopting a commission-based reward mechanism linked to the sales personnel’s performance. We design the mechanism to encourage and incentivize our sales teams to sell not only newly developed service or solution offerings but also the existing SAAS Businesses.

Our sales teams focus on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and cross-selling opportunities to drive purchases and subscriptions of additional functionalities and solutions. Due to the comprehensiveness and interconnectedness of our products and solutions, we can offer one-stop solutions to our customers across their full customer lifecycle management and cross-sell other suitable and newly developed solutions to our customers.

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

Service Support

At the stage of initial engagement with a customer, we have our research and development personnel that is responsible for developing and enhancing the SAAS Businesses provide technical and customer support to the customer, and our sales personnel serves as the contact point for the customer and facilitates communication between the customer and support personnel.

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

We also have dedicated account managers to ensure customer satisfaction by gathering ongoing feedback and seek to expand their usage of our solutions once they reach a certain spending level with us. We also encourage them to use our customer portal to facilitate self-service after sales. Customers can log into their web-based user portals to track the status of usage and renew their subscriptions with a few clicks.

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

●	Collaboration with media partners. We have established collaboration selectively with traditional and online media partners, published 132 corporate releases and product releases on media and also issued 77 data reports in 2023.

●	Offline events. We host and participate in various events, industry conferences and developer and industry salons in 2023, such as the World Internet Conference and the 2023 China Internet Conference, to develop and maintain relationships with industry participants and app developers.

●	Online channels. We also utilize online channels to deepen the interaction with developers, engage developers in our online communities and create more traffic for our follow-up marketing attempts.

●	Online customer acquisition. We conduct online targeted marketing for ourselves mainly in cooperation with our marketing partners. For example, we work with leading search engine companies to enable our potential customers to locate us more easily by searching certain keywords.

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

Our intellectual property rights are critical to our business. As of December 31, 2023, we have 78 patent applications pending in mainland China and own 201 computer software copyrights in mainland China, relating to various aspects of our SAAS Businesses. In addition, we have filed 40 trademark applications and maintained 183 trademark registrations and 4 artwork copyrights in China. We have also registered 118 domain names, including jiguang.cn, among others.

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

Competition

We believe that we are positioned favorably against our competitors. However, the market for SAAS Businesses is rapidly evolving. Our competitors may compete with us in a variety of ways, including by launching competing products, expanding their product offerings or functionalities, conducting brand promotions and other marketing activities and making acquisitions. In addition, many of our competitors are large, incumbent companies who are better capitalized than we are.

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

As we introduce new SAAS Businesses, as our existing solutions continue to evolve or as other companies introduce new products and services, we may become subject to additional competition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully with our current or future competitors.”

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the securities laws of mainland China.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. According to these measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for these measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the measures (i.e., March 31, 2021) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023. Pursuant to these provisions, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and these provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill procedures stipulated by applicable national regulations. These provisions also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

However, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of these measures and provisions on us, including but not limited to, the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

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

The Ministry of Commerce and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022. The Negative List requires that any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the competent PRC government authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear as to whether the aforesaid provisions will apply to the companies adopting contractual arrangements.

In December 2020, the NDRC and Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the mainland China, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the national credit information system, which would then subject such investors to joint punishment as provided by rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

We are a Cayman Islands company and our businesses by nature in mainland China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2021 Version). We conduct business operations that are restricted for foreign investment through the VIE.

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The PRC Telecommunications Regulations, which became effective on September 25, 2000 and was latest amended on February 6, 2016, are the core regulations on telecommunications services in mainland China. The PRC Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the latest revised Catalog of Classification of Telecommunication Business, which took effect on March 1, 2016 and was amended on June 6, 2019, information services, whether provided via internet networks or public communication networks, and domestic call center services, are classified as B2 type of value-added telecommunications services. The PRC Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, and February 6, 2016, respectively, are the major rules on foreign investment in telecommunications companies in mainland China. These regulations stipulate that except as otherwise provided by the Ministry of Industry and Information Technology, a foreign investor is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when a company invested by such foreign investor applies for the value-added telecommunications business operation license from the Ministry of Industry and Information Technology. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

On July 13, 2006, the Ministry of Industry and Information Technology issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which stipulates that (a) foreign investors may only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks used by such service provider in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements and fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other mainland China internet companies with similar corporate and contractual structures.

Pursuant to the Negative List (2021 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2021 Version), any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2021 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call center services). Nonetheless, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted.

To comply with such foreign ownership restrictions, we operate our businesses in mainland China through Hexun Huagu, including its subsidiaries, which is owned by mainland China citizens. Hexun Huagu is controlled by the WFOE, our wholly-owned subsidiary, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure.” Based on our PRC legal counsel, Han Kum Law Offices’ understanding of the current laws and regulations of mainland China, our corporate structure complies with all applicable laws and regulations of mainland China in all material respects, and subject to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”, our contractual arrangements are valid and binding on all parties to these arrangements and do not violate current laws or regulations of mainland China. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations of mainland China and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements. Thus, there is no assurance that the PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to these measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to these measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license concerning internet information services from the local authorities before engaging in the provision of any commercial internet information services in mainland China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for this license.

We currently hold a valid value-added telecommunications business operation license through the VIE Hexun Huagu, including its subsidiaries, covering the provision of internet information services, issued by Ministry of Industry and Information Technology. Besides, these measures and other measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its license concerning internet information services and, in serious cases, the shutting down of its internet systems.

Short Message Services

The Administrative Provisions on Short Message Services issued by the Ministry of Industry and Information Technology on May 19, 2015, which became effective in June 30, 2015, regulate the provisions of short message services. According to the Administrative Provisions on Short Message Services, in case of operation of short message services, a telecommunications business operating license shall be obtained in accordance with the law. The Administrative Provisions on Short Message Services further regulate that (a) short message services refer to the telecommunications services of providing the limited-length information including characters, data, voices and images for the users of such communications terminals as mobile phone and fixed-line telephone via the telecommunications network; (b) short message services providers refer to the telecommunications business operators that render the basic network services relating to sending, storage, forwarding and receipt of short messages and take advantage of basic network facilities and services to offer a platform for sending short messages for other organizations and individuals (including but not limited to, the operators of the basic telecommunications business and the information service business and mobile communications resale business among the value-added telecommunications business).

Regulations on Mobile Internet Applications

In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Information Services, which was most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to these provisions, a mobile internet app refers to an app software that runs on mobile smart devices to provide users with information services. Mobile internet app providers refer to the owners or operators of mobile internet apps which provide information services. Internet app distribution platforms refer to mobile internet information services providers which provide distribution services related to releasing, downloading and dynamic loading of internet apps.

Pursuant to these provisions, internet app providers shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers shall not provide services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and competent authorities in accordance with laws and regulations.

Regulations on Advertising Business

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation. The PRC Advertising Law, as amended in April 2015, October 2018 and April 2021, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in mainland China advertising companies.

We conduct advertising business through the VIE in mainland China and holds a business license that covers advertising in its business scope.

Advertisers, advertising operators and advertising distributors are required by the PRC Advertising Law to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the approval has been obtained.

In addition to the above regulations, the Measures for the Administration of Internet Advertising, which came into effect on May 1, 2023, also set forth certain compliance requirements for online advertising businesses. Pursuant to the PRC Advertising Law and these measures, the use of the internet to publish or distribute advertisements shall not affect the normal use of the internet by users, and it is prohibited to insert paid ranking advertisements into the search results of government service websites, webpages, internet applications, public accounts and so on. Particularly, advertisements distributed on internet pages by advertisers or advertising distributors such as pop-up advertisements shall be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click.

Further, the Measures for the Administration of Internet Advertising provide that all online advertisements must be identifiable so that consumers can distinguish them from non-advertisement information. Moreover, these measures require that, among other things, paid ranking advertisements shall be marked “advertisement” prominently by the advertising distributors so that they can be prominently distinguished from normal research results. Without the consent or request of users, or upon users’ explicit refusal, internet advertisements shall not be sent to their vehicles of transport, navigation equipment, intelligent home appliances or otherwise, and no advertisements or links to advertisements shall be attached to any e-mail or internet instant messaging by users. It is not allowed to deceive or mislead users into clicking on or browsing advertisements in any of the following ways: (i) false prompts on system or software updates, error reporting, sorting, notice, etc.; (ii) false signs of display, start, pause, stop, return, etc.; (iii) false reward commitments; and (iv) other methods which deceive or mislead users into clicking on or browsing advertisements. Besides, advertising operators and advertising distributors must establish, improve and implement an undertaking registration, examination and file management system for internet advertising business in accordance with the following provisions: (i) to verify and register information such as the true identity, address and effective contact information of advertisers, set up advertisement files and check and update them on a regular basis, record and keep electronic data in relation to advertising activities for at least three years from the date when the publishing of advertisements ends; (ii) to inspect supporting documents, verify the contents of advertisements, and for advertisements inconsistent with the supporting documentation or with incomplete supporting documents, advertising operators to not provide design, production or agency services, and advertising contributors to not publish such advertisements; and (iii) to provide advertising review personnel familiar with advertising laws and regulations or establish an advertising review institution. When publishing Internet advertisements that contain links, advertisers, advertising operators and advertising contributors should verify the advertising contents in relation to front-end advertisement in the next level of links.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, and orders to cease dissemination of the advertisements. In the case of serious violations, the State Administration for Market Regulation or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties. In addition, advertisers, advertising operators and advertising contributors who can prove that they have fulfilled responsibilities, taken measures to prevent the linked advertising contents from being tampered with, and provided the true name, address, and effective contact information of the subject of illegal advertising activities may be given a lighter, mitigated, or no administrative penalty in accordance with laws.

Regulations on Algorithm and AI

On September 17, 2021, the Cyberspace Administration of China and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control as well as potential danger investigation and governance and improve the capacity to respond to algorithmic security emergencies. Enterprises shall also strengthen their sense of responsibility and assume the main responsibility for the results arising from the application of algorithms.

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulate that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti-telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose rules for algorithm recommendation services and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. The provider of algorithmic recommendation services shall not use the services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws or regulations.

On November 25, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. According to these provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

On July 10, 2023, seven governmental authorities including the Cyberspace Administration of China published the Provisional Measures on AI-Generated Content Services, which imposes compliance requirements for providers of generative AI services. These measures provide, among other things, that any provider of generative AI services shall assume its responsibility as a producer of network information contents in accordance with the law and fulfill its obligation of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The AI industry is subject to evolving and extensive regulations, the adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.”

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. This law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. This law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the Cyberspace Administration of China and several other regulatory authorities in mainland China jointly promulgated the Measures for Cybersecurity Reviews, which came into effect on February 15, 2022. Pursuant to these measures, (i) where the activity affects or may affect national security, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) governmental authorities in the mainland China may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Namely, the scope of review under the measures extend to critical information infrastructure operators, online platform operators carrying out data processing activities, and national security risks related to a non-domestic listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.”

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. These measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the Cyberspace Administration of China before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the Cyberspace Administration of China. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations.

The VIE, Hexun Huagu, including its subsidiaries, is an internet information services provider, and is therefore subject to the regulations relating to information security. The VIE has adopted data security, data recovery and backup measures to comply with these regulations and holds valid information security management system certificate of conformity issued by Beijing Zhong-An-Zhi-Huan Certification Center. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—Security and privacy breaches may hurt our business.”

Regulations on Personal Information Protection

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of mainland China, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On July 30, 2021, the State Council promulgated the Provisions on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. According to these provisions, a critical information infrastructure refers to an important network facility or information system in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and national defense technology industry, among others. Critical information infrastructure also refers to other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. The competent departments and supervision and management departments of the aforementioned important industries and fields are the departments responsible for the critical information infrastructure security protection work. They will be responsible for organizing the identification of Critical Information Infrastructures in their respective industries or fields in accordance with the identification rules, promptly notifying the critical information infrastructure operators of the identification results, and notifying the public security department of the State Council.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC on August 20, 2021, which entered into force on November 1, 2021. According to this law, personal information refers to all kinds of information, recorded by electronic or other means, that is related to identified or identifiable natural persons, but excludes anonymized information. Personal information handling should follow the principles of legality, rightness, necessity, and integrity. Moreover, this law specifies the rules for handling sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause grave harm to personal or property security, including biometric characteristics, financial accounts, individual location tracking, and personal information of minors under the age of 14, among others. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the personal information they handle. Otherwise, the personal information handlers will be ordered to correct their behaviors, or suspend or terminate the provision of services, and may be subject to confiscation of illegal income, fines or other penalties.

As an internet information services provider, the VIE, Hexun Huagu, including its subsidiaries, is subject to these laws and regulations relating to protection of personal information. The VIE has adopted a series of measures in order to comply with laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with the VIE. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

Regulations on Privacy Protection

The PRC Constitution states that the laws of mainland China protect the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure and use.

Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Service issued by the Ministry of Industry and Information Technology in December 2011 and took effect on March 15, 2012, an internet information service operator cannot collect any user personal information or provide any such information to third parties without the consent of such user. An internet information service operator must expressly inform each user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An internet information service operator is also required to properly maintain the user personal information, and in case of any leak or potential leak of the user personal information, the internet information service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunication regulatory authority.

Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress on December 28, 2012 and the Provisions on Protection of Personal Information of Telecommunication and Internet Users issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his name, birth date, ID card number, address, telephone number, accounts and passwords. An internet services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

To further regulate cyber security and privacy protection, the Cyber Security Law of mainland China, which entered into force on June 1, 2017 provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the Cyber Security Law of mainland China, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. Any internet information services provider that violates these privacy protection requirements under the Cyber Security Law of mainland China and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times the illegal gains, and may be ordered to cease the business operations where the circumstances are serious.

On January 23, 2019, the Cyberspace Administration of China and three other governmental authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules may be ordered by authorities to correct their incompliance within a specified period of time, be reported to the general public, or even be ordered to cease their operation or have their business license or operational permits revoked. In addition, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Cyberspace Administration of China came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China together with other three agencies jointly promulgated the Identification Methods of Illegal Collection and Use of Personal Information through Apps, which provides guidance for regulators to identify the illegal collection and use of personal information through mobile apps, and for app operators to operate self-assessment and correction of incompliance. These methods outline specific practices that may be identified as six circumstances, including but not limited to, collecting or using personal information without the consent of end users, and providing others with personal information without the consent of end users. According to these methods, nine types of practices may be identified as collecting or using personal information without the consent of end users, including (i) commencing the collection of personal information or opening the authority to collect personal information before obtaining the consent of users, (ii) collecting personal information or opening the authority to collect personal information after receiving the user’s disagreement or asking for the user’s consent frequently while interfering with the normal use of a user, (iii) collecting personal information or opening the authority for collectable personal information beyond the scope of users’ authorization, (iv) obtaining the users’ consent by non-express means, (v) changing the authority status for collection of personal information set by a user without the user’s consent, (vi) utilizing users’ personal information and algorithms to push information from targeted sources, but failing to provide options for non-targeted push information, (vii) misleading users into agreeing to collect personal information or open the authority to collect personal information by fraud, deception or other improper means, (viii) failing to provide users with channels and methods for withdrawing consent to collect personal information, and (ix) collecting and using personal information in violation of its stated collection and use rules; three types of practices may be identified as providing others with personal information without the consent of a user, including: (i) an app directly providing personal information for a third party without the consent of a user and without anonymization, (ii) an app providing a third party with the personal information it has collected after the data is transmitted to the background server of the app without the consent of a user and without anonymization, and (iii) an app that is linked with a third-party application providing personal information to the third-party application without the consent of users.

On May 28, 2020, the PRC National People’s Congress approved the Civil Code of the of mainland China or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the laws. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the competent department.

On March 12, 2021, the Cyberspace Administration of China and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the Ministry of Industry and Information Technology issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

And the legislation construction of personal information protection has sped up, on August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. This law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On February 6, 2023, the Ministry of Industry and Information Technology issued the Notice on Further Improving the Service Capability of Mobile Internet Apps. The notice requires further enhancement of the service capability of mobile internet apps and reiterates the need to protect the legitimate rights and interests of the users and create a healthy service ecology. Specifically, the notice emphasizes, among other things, the regulation of installation and unloading activities, the optimization of service experience, strengthening personal information protection, responding to users’ demands and the implementation of responsibilities of the developer and operator of mobile apps.

As an internet information services provider, the VIE, Hexun Huagu, including its subsidiaries, is subject to these laws and regulations relating to protection of personal information. Although the VIE only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the Cyber Security Law of mainland China and related data privacy and protection laws and regulations. The VIE has adopted a series of measures in order to comply with laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with the VIE. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

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

The VIE, Hexun Huagu, including its subsidiaries, provides mobile app data analysis product to both domestic and foreign financial industry clients. Except for the general descriptions of market and social investigation defined in the laws or regulations of mainland China, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related investigations.” Due to the lack of further interpretation of the rules, it is uncertain whether the VIE is required to obtain a license for our business. To be prudent, the VIE obtained a foreign-related investigation license in April 2022.

Regulations on Anti-Monopoly

The Anti-Monopoly Law took effect on August 1, 2008, and was amended on June 24, 2022. Before the institutional reform plan of the State Council approved by the National People’s Congress on March 17, 2018, the NDRC, the State Administration for Industry and Commerce and the Ministry of Commerce were the three of mainland China anti-monopoly enforcement authorities and the NDRC and the State Administration for Industry and Commerce, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the reform plan, the anti-monopoly functions performed by the NDRC, the State Administration for Industry and Commerce, and the Ministry of Commerce were consolidated into the State Administration for Market Regulation, which may place a profound impact on the anti-monopoly law of mainland China enforcement practice. In November, 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the mainland China, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the Anti-Monopoly Law. As public awareness of the rights under the Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers, may resort to the remedies under the law to improve their competitive position, regardless of the merits of their claims. The Anti-Monopoly Law provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose a fine up to 10% of the sales revenue of the previous year, if operators have implemented the concentration and have or may have the effect of excluding or limiting competition. And a fine up to RMB5,000,000 may be imposed on operators if the concentration does not have the effect of excluding or limiting competition.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, aiming to improve anti-monopoly administration on online platforms. This guideline, operating as the compliance guidance under the existing anti-monopoly regulatory regime of mainland China for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

On March 24, 2023, the State Administration for Market Regulation promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effective on April 15, 2023. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and strengthened the legal responsibilities of the parties. Since such provisions are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

Regulations on Credit Reporting

In accordance with the Administrative Regulations on Credit Reporting Industry issued by the State Council on January 21, 2013 and entered into force on March 15, 2013, a credit reporting company that engages in individual credit reporting business shall obtain the individual credit reporting business license. Individual credit reporting business refers to activities in which credit information on individuals are collected, sorted, stored, processed and provided to users, and shall be supervised and regulated by the People’s Bank of China and its local resident offices. The Administrative Regulations on Credit Reporting Industry does not contain any explanation to “personal credit information”, but the People’s Bank of China holds in the Provisional Rules on Management of the Individual Credit Information Database that “individual credit information” covers basic individual information, individual information on loans and transactions and any other information that may reflect the individual credit situation. “Basic individual information” refers to such information as the identity information of a natural person, career and habitation address. “Individual information on loans and transactions” refers to the transactional records as provided by commercial banks, which are formed in the credit activities of natural persons such as loans, credit cards, semi credit cards and guaranty. “Any other information that may reflect the individual credit standing” refers to the information that reflects the individual credit information, apart from the information on loans and transactions. On September 27, 2021, the People’s Bank of China promulgated the Administrative Measures for Credit Information Services, which took effect on January 1, 2022. Pursuant to these measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the People’s Bank of China pursuant to these measures.

The VIE, Hexun Huagu, including its subsidiaries, provides financial risk management solutions to its customers. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear, it is uncertain whether financial risk management solutions the VIE provides would be deemed to engage in personal credit reporting business. The VIE confirms that it has never provided credit information related to the mobile terminal user, such as credit transaction information, default frequency information, asset information, liability information, etc. to the customer, and as of the date of this annual report, has not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that the VIE will not be required in the future by the governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering its financial risk management solutions.

Regulations on Intellectual Property Rights

Software Registration

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in mainland China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by the National Copyright Administration on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under the laws of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2023, we have registered copyrights to 201 software programs in mainland China.

Artwork Copyrights

The Copyright Law of mainland China, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, also provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In accordance with the Provisional Measures on Voluntary Registration of Works, which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2023, we have registered four artwork copyrights.

Domain Name

On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, the Ministry of Industry and Information Technology promulgated Administrative Measures for Internet Domain Names, which became effective as of November 1, 2017, which adopt “first to file” rule to allocate domain names to applicants, and provide that the Ministry of Industry and Information Technology shall supervise the domain names services nationwide and publicize mainland China’s domain name system. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other activities within the territory of the of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the Ministry of Industry and Information Technology became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of mainland China and the Cybersecurity Law of mainland China, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information. As of December 31, 2023, we have registered 118 domain names, 40 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2023, we have registered 183 trademarks and had filed 40 trademark applications in mainland China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002, 2010 and 2023 respectively, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2023, we have registered 42 patents and are in process of applying for 78 patents in mainland China.

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

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by the SAFE and other PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from the SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the mainland China. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration.

Payments for transactions that take place within the mainland China must be made in Renminbi. Foreign currency revenues received by companies in mainland China may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.

Foreign Exchange Registration of Offshore Investment by mainland China Residents

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires mainland China residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the mainland China residents in the offshore special purpose vehicles or companies in mainland China by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a mainland China resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are mainland China residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. We have notified holders of common shares of our company whom we know are mainland China residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Weidong Luo, our shareholder who is a mainland China resident, have registered with the local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are mainland China residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our mainland China resident shareholders to comply with the registration procedures may subject the mainland China resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our mainland China subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

Stock Option Rules

The Administration Measures on Individual Foreign Exchange Control were promulgated by the People’s Bank of China on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007 and was amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by the SAFE on February 15, 2012. Pursuant to the Stock Option Rules, mainland China residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches, and mainland China residents participating in the stock incentive plans of overseas listed companies shall retain a qualified mainland China agent, which could be a mainland China subsidiary of such overseas publicly-listed company or another qualified institution selected by such mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the mainland China agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agents or the overseas entrusted institution or other material changes. The mainland China agents shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the mainland China opened by the mainland China agents before distribution to such mainland China residents. In addition, the mainland China agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

We and our mainland China citizen employees who have been granted share options, or mainland China optionees, are subject to the Stock Option Rules as our company has become an overseas listed company. If we or our optionees in mainland China fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our mainland China optionees may be subject to fines and other legal sanctions. In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the mainland China who exercise share options will be subject to mainland China’s individual income tax. Our mainland China subsidiary and VIE have obligations to file documents related to employee share options with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by laws and regulations, we may face sanctions imposed by the mainland China’s tax authorities or other PRC government authorities.

Regulations on Tax

Mainland China Enterprise Income Tax

The mainland China enterprise income tax is calculated based on the taxable income determined under the mainland China Enterprise Income Tax Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the mainland China Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended in 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the law, which also became effective on January 1, 2008 and was amended in 2019. This law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to this law and regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. According to the Administrative Measures for the Recognition of High and New Technology Enterprises, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as high and new technology enterprise, or the HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Moreover, under the Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within mainland China may be considered mainland China resident enterprises and are therefore subject to mainland China’s enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of this law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated mainland China’s tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as Mainland China Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Circular 45, both issued by the State Administration of Taxation, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a company in mainland China or corporate group in mainland China as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the mainland China;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the mainland China; and

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the mainland China; and 50% or more of voting board members or senior executives habitually reside in the mainland China.

In addition, SAT Circular 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a mainland China resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain mainland China-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

In the event that we are considered a mainland China resident enterprise, we would be subject to the mainland China’s enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the Enterprise Income Tax Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our mainland China subsidiary are eligible for exemption.

On February 3, 2015, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends the mainland China’s tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets as they have to make self-assessment on whether the transaction should be subject to mainland China’s tax and to file or withhold the mainland China’s tax accordingly.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which came into effect on December 1, 2017. According to SAT Circular 37, the income from property transfer obtained by a non-resident enterprise, as stipulated in the second item under Article 19 of the Enterprise Income Tax Law, shall include the income derived from transferring equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Circular 37 and/or SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 37 and/or SAT Circular 7 or to establish that we should not be held liable for any obligations under SAT Circular 37 and/or SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

Value-Added Tax

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

On January 1, 2012, the Ministry of Finance and State Administration of Taxation implemented a pilot value-added tax reform program applicable to businesses in selected industries. Businesses in this program would pay value-added tax instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services and certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the value-added tax rate of 6%. According to official announcements made by competent authorities in Guangdong province, Guangdong province launched the same program on November 1, 2012. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax. Effective from May 1, 2016, the mainland China’s tax authorities collect value-added tax in lieu of business tax on a trial basis, and in industries such as the construction industry, the real estate industry, the financial industry and the living services industry.

On November 19, 2017, the State Council promulgated the Decision of the State Council on Abolishing the Interim Regulations of the mainland China on Business Tax and Amending the Interim Value-Added Tax Regulations of the mainland China. Since then, business tax has been comprehensively canceled. We currently pay the value-added tax instead of business taxes for our revenue derived from the provision of some modern services.

Dividends Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends from income generated from the business of a mainland China subsidiary after January 1, 2008 and distributed to its foreign investor are subject to withholding tax at a rate of 10% if the mainland China’s tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the State Administration of Taxation on February 20, 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, according to this notice, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

As uncertainties remain regarding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules, we cannot assure you that, if we are deemed a mainland China resident enterprise, any dividends to be distributed by us to our non-domestic shareholders and ADS holders would not be subject to any mainland China’s withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders or ADS holders.”

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

Labor Laws and Social Insurance

The principle laws that govern employment include:

●	PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and most recently amended on December 29, 2018;

●	PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012;

●	Implementation Rules of the PRC Labor Contract Law, promulgated by the State Council on September 18, 2008 and effective since September 18, 2008;

●	Work-related Injury Insurance Regulations, promulgated by the State Council on April 27, 2003 and effective since January 1, 2004 and amended on December 20, 2010;

●	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999 and amended on March 24, 2019;

●	PRC Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011 and subsequently amended on December 29, 2018; and

●	Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively.

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

We, through our WFOE, had previously entered into a series of contractual arrangements with the VIE and then nominee shareholders of the VIE. On July 26, 2022, certain then shareholders of the VIE, Mr. Xiaodao Wang and Mr. Jiawen Fang, transferred their entire equity interests in the VIE to Mr. Guangyan Chen. We entered into a termination agreement of contractual agreements with the VIE and the then nominee shareholders of the VIE to terminate the previous contractual arrangements, and concurrently signed a series of new contractual arrangements with the VIE and its current nominee shareholders. Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2021, 2022 and 2023, we derived 95.0%, 96.7% and 95.0% of our external revenues from the VIE, respectively.

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

The following is a summary of the currently effective contractual arrangements relating to the VIE.

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements, dated July 26, 2022, among our WFOE, the VIE and each current shareholder of the VIE, each current shareholder of the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options for the higher of RMB10 or the lowest price permitted under applicable laws of mainland China. Each current shareholder of the VIE undertakes that, without our WFOE’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE, (ii) transfer or otherwise dispose of their equity interests in the VIE, (iii) change the VIE’s registered capital, (iv) amend the VIE’s articles of association, (v) dispose of the VIE’s material assets (except in the ordinary course of business), or (vi) merge the VIE with any other entity. In addition, the VIE undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in and all the assets of the VIE have been transferred to our WFOE or its designated person.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE in mainland China and our WFOE are not in violation of applicable laws and regulations of mainland China currently in effect; and

●	the contractual arrangements between our company, our WFOE, the VIE and its shareholders governed by laws and regulations of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interest in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

D.	Property, Plant and Equipment

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 2,100 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, and Guangzhou with an aggregate floor area of approximately 440, 500 and 140 square meters, respectively. These leases vary in duration from one to five years.

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

We are a leading provider of customer engagement and marketing technology services in mainland China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of SAAS Businesses that offer industry-specific, actionable insights for customers. Our SAAS Businesses include developer service and vertical applications, which comprised of market intelligence and financial risk management. We currently generate revenue primarily from our SAAS Businesses, while we adopt a freemium model for most of our developer services.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors affecting China’s mobile internet industry and app developer services market, as well as the application of big data technology in China. The general factors include China’s overall economic growth and level of per capita disposable income, mobile internet usage and penetration, development of the app developer services market, growth of application of SAAS Businesses in areas such as mobile marketing, financial risk management services and market intelligence services, the competitive environment and governmental policies and initiatives affecting the Chinese mobile internet industry and data technology. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and solutions and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

●	our ability to increase the number of customers and average spending per customer;
●	our ability to develop new SAAS Businesses that meet market demands;
●	our ability to broaden and deepen our data pool and enhance our AI and machine learning technology; and
●	our ability to improve our margins.

Our ability to increase the number of customers and average spending per customer

Our revenue depends on the changes in our number of customers and average spending per customer. We recorded total revenues of RMB357.3 million in 2021, RMB328.8 million in 2022 and RMB290.2 million (US$40.9 million) in 2023. Our number of customers increased from 3,516 in 2021 to 6,060 in 2022, and decreased to 5,904 in 2023 mainly due to reduced demands in value-added services. We define our customers in a given period as those that purchase at least one of our paid-for SAAS Businesses including developer service and vertical applications during the same period. The average spending per customer decreased from RMB101,627 in 2021 to RMB54,261 in 2022, and further decreased to RMB49,159 (US$6,924) in 2023. Our revenues from SAAS Businesses decreased in 2022 mainly due to the impact of COVID-19 on the overall macroeconomic conditions, and decreased in 2023 mainly due to reduced demand for value-added services. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continually broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses, develop and productize new services and solutions, and effectively market and sell our services and solutions.

Our ability to develop new SAAS Businesses and other business initiatives that meet market demands

Our future success is significantly dependent on our ability to continually develop new SAAS Businesses and other business initiatives that meet evolving market demands. We have dedicated and will continue to dedicate significant resources and efforts to developing new SAAS Businesses. We have a team of product developers within our research and development team who identify the potential market demand and lead the development of new services and solutions and the enhancement of existing ones. We seek to develop more innovative developer services, in line with the development of mobile internet and Internet of Things (IoT), to meet the evolving demand of app developers and customers. We focus on our SAAS Businesses, including market intelligence and financial risk management. We will continue to enrich and expand our existing solutions to better serve existing customers and attract new customers, and also seek to expand our SAAS Businesses and other business initiatives.

Our ability to broaden and deepen our data pool and enhance our Al and machine learning technology

We generated revenue primarily from our SAAS Businesses. Our ability to expand and improve our existing products and develop new ones depends on the size and depth of our data pool, as well as the technology we use to process the data and derive actionable insights from it. It is thus critical for us to both enrich our data pool and enhance our AI and machine learning capabilities to extract deeper insights from the data. We intend to achieve the former by continuing to offer best-in-class developer services and attract more app developers to use our services in their apps, and the latter by refining our algorithms and improving our predictive capabilities. To that end, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. The enhancement of our research and development capabilities enables us to develop new SAAS Businesses and optimize our solution offerings, thereby allowing us to obtain more favorable pricing terms for our SAAS Businesses.

Our ability to improve our margins

Our results of operations are directly affected by our ability to improve our margins, which depends on our ability to improve the margin of SAAS Businesses and expand our vertical applications and other business initiatives. Moreover, our ability to achieve profitability is dependent on our ability to improve our operational efficiency by reducing the total operating expenses as a percentage of our revenues.

Our developer services are strategically modularized to maximize efficiency and cohesiveness of operations, and our centralized data processing platform has been designed and built to power our growth as we scale to meet demands from our expanding customer base and allow for quick and cost-effective product development. We expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel. In addition, our ability to lower our operating expenses as a percentage of revenues also depends on our ability to improve sales efficiency. We currently sell our SAAS Businesses through our direct sales force, which focuses on expanding our customer base and increasing the spending by existing customers. We will also utilize the insights we gain from data analytics and mining to guide our own sales and marketing efforts and our product development activities to improve our margins.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate revenue primarily from our SAAS Businesses. We recognized revenues of RMB357.3 million, RMB328.8 million and RMB290.2 million (US$40.9 million) from our SAAS Businesses in 2021, 2022 and 2023, respectively.

We generate SAAS Businesses revenues primarily by providing developer services and vertical applications which include market intelligence and financial risk management. For developer service, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging, or collectively, notification services, which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into consumption-based contracts with our customers to provide short message services, or SMS, one-click verification services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. Customers pay for SMS and one-click verification services based on the pre-agreed the rate per message and the number of messages delivered. We act as the principal in the SMS and one-click verification services in which the Company has control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action basis or cost-per-click basis. All of the contractual arrangements’ duration is less than one year. We act as the principal in the value-added services under which we have control over the fulfillment of the service and have discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

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

For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain an unlimited volume of queries to our analytic results. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

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

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed rate per query and the number of queries delivered. We recognize revenue at a point in time when the queries are processed or the features the customers utilized.

Cost of revenues

Our cost of revenues currently consists primarily of channel cost associated with JG Alliance, purchase of short message, bandwidth and cloud cost, staff costs and depreciation of servers used for revenue generating services and solutions. In relation to our bandwidth and cloud cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2021	2022	2023

	(in thousands, except for percentage data)
Gross profit	RMB264,929	RMB225,765	RMB199,286	US$28,069
Gross margin	74.1%	68.7%	68.7%	68.7%

The decrease in gross margin in 2022 was mainly due to the increase in channel cost associated with JG Alliance. The gross margin remained stable in 2023 compared to that in 2022.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Research and development expenses	206,722	51.3	154,476	43.2	121,806	17,156	48.7
Sales and marketing expenses	116,415	28.9	98,324	27.4	82,705	11,649	33.1
General and administrative expenses	79,922	19.8	105,404	29.4	45,653	6,430	18.2
Total	403,059	100.0	358,204	100.0	250,164	35,235	100.0

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Under Hong Kong tax law, our Hong Kong subsidiaries are exempted from Hong Kong income tax on their foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

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

We are subject to value added tax at a rate of 6% on the services and solutions we provide to customers, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with the laws of mainland China.

Dividends paid by our WFOE in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	357,322	100.0	328,822	100.0	290,232	40,878	100.0
Cost of revenues(1)	(92,393)	(25.9)	(103,057)	(31.3)	(90,946)	(12,809)	(31.3)
Gross profit	264,929	74.1	225,765	68.7	199,286	28,069	68.7
Operating expenses:(1)
Research and development expenses	(206,722)	(57.9)	(154,476)	(46.9)	(121,806)	(17,156)	(42.0)
Sales and marketing expenses	(116,415)	(32.6)	(98,324)	(29.9)	(82,705)	(11,649)	(28.5)
General and administrative expenses	(79,922)	(22.4)	(105,404)	(32.1)	(45,653)	(6,430)	(15.7)
Total operating expenses	(403,059)	(112.8)	(358,204)	(108.9)	(250,164)	(35,235)	(86.2)
Loss from operations	(138,130)	(38.7)	(132,439)	(40.3)	(50,878)	(7,166)	(17.5)
Foreign exchange loss, net	(3,376)	(0.9)	(2,866)	(0.9)	(18)	(3)	(0.0)
Interest income	6,597	1.8	2,321	0.7	1,200	169	0.4
Interest expense	(8,815)	(2.5)	(3,136)	(1.0)	(808)	(114)	(0.3)
Share of loss from equity method investment	—	—	—	—	(450)	(63)	(0.2)
Other (loss)/income	(2,908)	(0.8)	26,318	8.0	(13,630)	(1,920)	(4.7)
Change in fair value of structured notes	20	0.0	59	0.0	30	4	0.0
Change in fair value of foreign currency swap contract	6,060	1.7	838	0.3	—	—	—
Loss before income taxes	(140,552)	(39.3)	(108,905)	(33.1)	(64,554)	(9,093)	(22.2)
Income tax (expense)/benefit	(32)	(0.0)	455	0.1	1,886	266	0.6
Net loss	(140,584)	(39.3)	(108,450)	(33.0)	(62,668)	(8,827)	(21.6)
Less: net loss attributable to noncontrolling interests and redeemable noncontrolling interests	—	—	(1,486)	(0.5)	(570)	(80)	(0.2)
Net loss attributable to Aurora Mobile Limited’s shareholders	(140,584)	(39.3)	(106,964)	(32.5)	(62,098)	(8,847)	(21.4)

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenue	41	2	3	—
Research and development expenses	13,801	368	2,764	389
Sales and marketing expenses	2,609	1,188	850	120
General and administrative expenses	13,761	13,957	7,957	1,121
Total	30,212	15,515	11,574	1,630

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 12% from RMB328.8 million in 2022 to RMB290.2 million (US$40.9 million) in 2023, primarily due to a 13% decrease in revenue from Developer Services (mainly due to reduced demand for value-added service) and a 9% decrease in revenue from Vertical Applications, mainly due to the sluggish market conditions.

Cost of revenues

Our cost of revenues decreased by 12% from RMB103.1 million in 2022 to RMB90.9 million (US$12.8 million) in 2023. The decrease was mainly due to a RMB30.7 million decrease in media cost, partially offset by a RMB5.9 million increase in short message cost, a RMB8.7 million increase in technical service fee and a RMB2.5 million increase in cloud cost.

Gross profit

Our gross profit decreased by 12% from RMB225.8 million in 2022 to RMB199.3 million (US$28.1 million) in 2023, mainly due to the decrease of value-added service revenue in 2023.

Research and development expenses

Our research and development expenses decreased by 21% from RMB154.5 million in 2022 to RMB121.8 million (US$17.2 million) in 2023. The decrease was primarily due to a RMB12.8 million decrease in personnel costs, a RMB12.0 million decrease in bandwidth cost, and a RMB17.0 million decrease in depreciation expense. The impact is partially offset by a RMB11.3 million increase in cloud cost.

Sales and marketing expenses

Our sales and marketing expenses decreased by 16% from RMB98.3 million in 2022 to RMB82.7 million (US$11.6 million) in 2023. The decrease was primarily due to a RMB17.0 million decrease in personnel costs.

General and administrative expenses

Our general and administrative expenses decreased by 57% from RMB105.4 million in 2022 to RMB45.7 million (US$6.4 million) in 2023. The decrease was primarily due to a RMB22.4 million decrease in long-lived assets impairment, a RMB13.0 million decrease in personnel costs, a RMB8.8 million decrease in professional fee, and a one-time RMB7.6 million gain on disposal of property and equipment as we implemented the “Going Cloud” project and utilized more cloud servers instead of physical servers.

Net loss

As a result of the foregoing, we recorded a net loss of RMB62.7 million (US$8.8 million) for the year ended December 31, 2023, compared to a net loss of RMB108.5 million for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 8.0% from RMB357.3 million in 2021 to RMB328.8 million in 2022, primarily due to the impact of COVID-19 on the overall macroeconomic conditions globally.

Cost of revenues

Our cost of revenues increased by 11.5% from RMB92.4 million in 2021 to RMB103.1 million in 2022. The increase was mainly due to the increase in media cost of RMB9.0 million in 2022.

Gross profit

Our gross profit decreased by 14.8% from RMB264.9 million in 2021 to RMB225.8 million in 2022, mainly due to the increase of media cost in 2022.

Research and development expenses

Our research and development expenses decreased by 25.3% from RMB206.7 million in 2021 to RMB154.5 million in 2022. The decrease was primarily due to a decrease of RMB33.2 million in personnel costs, a decrease of RMB7.3 million in technical service fee, a decrease of RMB3.7 million in cloud cost and a decrease of RMB3.1 million in depreciation expense.

Sales and marketing expenses

Our sales and marketing expenses decreased by 15.5% from RMB116.4 million in 2021 to RMB98.3 million in 2022. The decrease was primarily due to a decrease of RMB10.4 million in personnel costs and a decrease of RMB6.4 million in marketing expense.

General and administrative expenses

Our general and administrative expenses increased by 32% from RMB79.9 million in 2021 to RMB105.4 million in 2022. The increase was primarily due to an increase of RMB22.4 million in long-lived assets impairment as a result of a one-time cost for the “Going Cloud” project.

Net loss

As a result of the foregoing, we recorded a net loss of RMB108.5 million for the year ended December 31, 2022, compared to a net loss of RMB140.6 million for the year ended December 31, 2021.

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

We primarily enter into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. Customers pay for SMS and one-click verification services based on the pre-agreed rate per message and the number of messages delivered. We act as the principal in the SMS and one-click verification services in which we have control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we provided advertising services by connecting advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action basis or cost-per-click basis. All of the contractual arrangements’ duration is less than one year. We act as the principal in the value-added services in which we have control over the fulfillment of the service and discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

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

Under ASC 606, we recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by us. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues,” which is not material.

For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service packages for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to our analytic results. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

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

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed rate per query and the number of queries delivered. We recognize revenue at a point in time when the queries are processed or the features are utilized by the customers.

For certain arrangements, customers are required to pay before the services are delivered. For other arrangements, we provided customers with a credit term under six months.

Other revenue recognition related policies

Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between our performance and the customer’s payment.

Contract assets represent amounts related to our rights to consideration received for private-cloud-based service and are included in “Prepayments and other current assets” on the consolidated balance sheets.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue and customer deposits” on the consolidated balance sheets.

Equity investments without readily determinable fair value

We account for investments in an investee over which we do not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. We make a qualitative assessment considering impairment indicators to evaluate whether an investment is impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss equal to the difference between the carrying value and fair value.

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

Restricted Share Unit Grants

The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2021, 2022 and 2023:

	Weighted Average Grant Date
		Fair Value per Restricted Share
	Number of Restricted Share	Unit
Grant Date	United Granted	US$
Various dates in 2021	119,568	2.18
Various dates in 2022	199,965	1.38
Various dates in 2023	1,016,031	0.25

The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2021, 2022 and 2023 were RMB1,600 thousand, RMB1,670 thousand and RMB1,772 thousand (US$250 thousand), respectively.

Option Grants

The following table sets forth information regarding the share options granted under our stock incentive plans in 2021, 2022 and 2023.

			Weighted Average Grant
		Weighted Average Per	date Fair Value per
	Number of Options	Option Exercise Price	Option
Grant Date	Granted	US$	US$
Various dates in 2021	1,367,791	1.14	3.86
Various dates in 2022	2,900,248	0.90	0.93
Various dates in 2023	2,105,026	0.39	0.45

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2021, 2022 and 2023 were RMB28.6 million, RMB13.8 million and RMB9.8 million (US$1.4 million), respectively.

Fair Value of Options

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2021, 2022 and 2023 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2021	2022	2023
Risk-free interest rate(1)	0.94%—1.70%	1.87%—3.75%	3.45%
Expected dividend yield(2)	—	—	—
Expected volatility range(3)	47.45%—56.62%	55.99%-56.79%	56.55%
Weighted average expected volatility	50.26%	56.15%	56.55%
Expected exercise multiple(4)	2.2~2.8	2.2~2.8	2.5

Notes:

(1)	The risk-free interest rate of periods within the contractual life of the share options was estimated based on the U.S. Treasury yield in effect as of the valuation dates.

(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(76,650)	(17,476)	(17,907)	(2,523)
Net cash provided by investing activities	26,442	26,853	25,126	3,539
Net cash used in financing activities	(54,520)	(148,040)	(8,651)	(1,218)
Effect of exchange rate on cash and cash equivalents and restricted cash	3,080	341	179	25
Net decrease in cash and cash equivalents and restricted cash	(101,648)	(138,322)	(1,253)	(177)
Cash and cash equivalents and restricted cash at the beginning of year or period	356,230	254,582	116,260	16,375
Cash and cash equivalents and restricted cash at the end of the year or period	254,582	116,260	115,007	16,198

We had net cash used in operating activities of RMB76.7 million for the year ended December 31, 2021, net cash used in operating activities of RMB17.5 million for the year ended December 31, 2022, and net cash used in operating activities of RMB17.9 million (US$2.5 million) for the year ended December 31, 2023. Our operating cash flow is affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, operating lease right-of-use assets, operating lease liabilities, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts and notes receivable represent primarily accounts and notes receivable from the customers that purchased our SAAS Businesses. As of December 31, 2021, 2022 and 2023, our accounts and notes receivable, net of allowance for credit loss, were RMB43.9 million, RMB29.7 million and RMB34.3 million (US$4.8 million), respectively.

Our accounts and notes receivable turnover days decreased from 45 days in 2021 to 40 days in 2022, which was due to our disciplined accounting policy and cash collecting efforts which enabled a timely collection of our accounts receivables, and remained stable at 40 days in 2023. Accounts and notes receivable turnover days for a given period are equal to average balances of accounts and notes receivable, net of allowance for credit loss , at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers associated with developer service. As of December 31, 2021, 2022 and 2023, our accounts payable were RMB18.3 million and RMB18.2 million and RMB21.1 million (US$3.0 million), respectively. Our accounts payable remained stable in 2021 and 2022. The increase of accounts payable from 2022 to 2023 was mainly due to the increase in purchases of short messages and cloud services. Our accounts payable turnover days decreased from 73 days in 2021 to 68 days in 2022, mainly due to the acquisition of SendCloud in March 2022 which has a lower accounts payable turnover days. Our accounts payable turnover days increased from 68 days in 2022 to 82 in 2023, primarily because we were able to negotiate better with suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation, amortization and personnel cost) during the period and multiplied by the number of days during the period.

Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Our deferred revenue and customer deposits increased from RMB120.0 million as of December 31, 2021 to RMB142.4 million as of December 31, 2022, and remained stable at RMB141.5 million (US$19.9 million) as of December 31, 2023.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. Prepayments and other current assets decreased from RMB46.7 million as of December 31, 2021 to RMB30.4 million as of December 31, 2022, and further decreased to RMB20.2 million (US$2.8 million) as of December 31, 2023, primarily due to the decrease in prepaid service fee, the reclassification of a convertible loan to non-current assets, and the provision of credit losses for loans receivable.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The decrease in accrued liabilities and other current liabilities from RMB85.3 million as of December 31, 2021 to RMB75.3 million, and further to RMB74.7 million (US$10.5 million) as of December 31, 2023, was primarily due to the decrease in employee payroll. Our primary sources of liquidity have been proceeds from equity and equity linked financing and bank borrowing. As of December 31, 2023, we had RMB115.0 million (US$16.2 million) in cash and cash equivalents and restricted cash, of which approximately 84.4% were held in Renminbi, approximately 14.5% were held in U.S. dollars and the remainder was held in Singapore dollars and H.K. dollars.

Our major financings and borrowings in the years ended December 31, 2021, 2022 and 2023 include:

●	On April 17, 2018, we issued zero coupon convertible notes due 2021 in an aggregate principal amount of US$35.0 million to two investors. The convertible notes are non-interest bearing, subject to certain exceptions, including when an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their option during a period starting from the issue date until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price. In April 2021, we fully redeemed such US$35.0 million of convertible notes.
●	On April 16, 2021, we entered into a term loan agreement with Shanghai Pudong Development Bank. Under the loan agreement, this bank agreed to provide us with a one-year RMB150.0 million term loan facility. The facility is priced at 50 basis points over one-year RMB Loan Prime Rate. The use of proceeds of the facility is for general corporate purpose. On April 15, 2022 we have fully repaid the loan of RMB150 million on time, and the restricted cash pledged was released and transferred back to the company.
●	On October 24, 2022, we entered into a term loan agreement with Shenzhen Zhongxiaodan Micro Credit Co., Ltd. Under the loan agreement, this company agreed to provide us with a one-year RMB5.0 million term loan facility, which bears a fixed interest rate of 4.9% per annum. The use of proceeds of the facility is for general corporate purpose. We repaid the loan in October 2023.

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

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations of mainland China permit our mainland China subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. Our mainland China subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

Operating activities

Net cash used in operating activities in 2023 was RMB17.9 million (US$2.5 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB62.7 million (US$8.8 million) were (i) non-cash items including depreciation of property and equipment of RMB5.3 million (US$0.7 million), Gain on disposal of property and equipment of RMB8.1 million (US$1.1 million), share-based compensation expenses of RMB11.6 million (US$1.6 million), lease expense to reduce right-of-use assets of RMB8.0 million (US$1.1 million), impairment of long-term investments of RMB8.5 million (US$1.2 million), disposal loss of long-term investment of RMB10.8 million (US$1.5 million), amortization of intangible assets of RMB6.2 million (US$0.9 million) and credit loss of loans receivable of RMB6.6 million (US$0.9 million), and (ii) change in working capital including a decrease in prepayments and other current assets of RMB6.1 million (US$0.9 million), a decrease in accounts payable of RMB2.9 million (US$0.4 million), an increase in accounts receivable of RMB5.8 million (US$0.8 million), an increase in other non-current assets of RMB3.2 million (US$0.4 million) and an increase in other non-current liabilities of RMB3.7 million (US$0.5 million).

Net cash used in operating activities in 2022 was RMB17.5 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB108.5 million were (i) non-cash items including depreciation of property and equipment of RMB24.4 million, impairment of property and equipment of RMB22.4 million, share-based compensation expenses of RMB15.5 million, lease expense to reduce right-of-use assets of RMB9.0 million, impairment of long-term investments of RMB6.7 million, amortization of intangible assets of RMB6.0 million and allowance for doubtful accounts of RMB2.9 million, and (ii) change in working capital including a decrease in prepayments and other current assets of RMB17.4 million, a decrease in accounts receivable of RMB12.5 million and an increase in deferred revenue and customer deposits of RMB12.0 million, partially offset by an increase in operating lease right-of-use assets of RMB26.2 million and a decrease in accrued liabilities and other current liabilities of RMB25.8 million.

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

Investing activities

Net cash provided by investing activities in 2023 was RMB25.1 million (US$3.5 million), consisting primarily of proceeds from maturities of short-term investments, proceeds from disposal of property and equipment, proceeds from disposal of long-term investments, and which is partially offset by purchase of short-term investments.

Net cash provided by investing activities in 2022 was RMB26.9 million, consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of long-term investments.

Net cash provided by investing activities in 2021 was RMB26.4 million, consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of property and equipment.

Financing activities

Net cash used in financing activities in 2023 was RMB8.7 million (US$1.2 million), consisting primarily of repayment of short-term bank loan and repurchase of common shares.

Net cash used in financing activities in 2022 was RMB148.0 million, consisting primarily of repayment of short-term bank loan.

Net cash used in financing activities in 2021 was RMB54.5 million, consisting primarily of repayment of convertible note and proceeds from short-term loan.

Capital expenditures

We made capital expenditures of RMB18.9 million, RMB1.1 million and RMB0.5 million (US$0.1 million) in 2021, 2022 and 2023, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment, and intangible assets.

Material Cash requirements

As of December 31, 2023, we had a total of RMB114.5 million (US$16.1 million) of cash and cash equivalents, and we believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

As of December 31, 2023, our material cash requirements mainly include the operating lease obligation and consideration to acquire SendCloud, as below:

	Payment due by December 31,
					2027 and
	Total	2024	2025	2026	thereafter

	(RMB in thousands)
Operating lease obligations	4,784	4,178	606	—	—
Capital commitments	16,788	16,788	—	—	—
Total	21,572	20,966	606	—	—

In July 2022, we entered into an agreement with the PRC government to purchase land use right of a parcel of land in Shenzhen for a total cash consideration of RMB21.9 million (US$3.2 million). Under the agreement, we have nontransferable land use right of the parcel of land for 30 years from July 7, 2022 to July 6, 2052. In June 2023, we terminated the land use rights agreement and were refunded the remaining land lease prepayment of RMB9.6 million (US$1.4 million). As of December 31, 2023, our operating lease obligations relate to this land use right was nil. We will continue to make such capital expenditures to support the expected growth of our business.

We acquired a majority equity interest of SendCloud in March 2022 for a total cash consideration of RMB34.5 million, including an unpaid portion of RMB16.8 million (US$2.4 million) as of December 31, 2023.

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

Holding Company Structure

Aurora Mobile Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIE. As a result, Aurora Mobile Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on mainland China’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December, 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our critical accounting policies.

Valuation of Equity Investments

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether an investment is impaired each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgments include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts, which comprised the investees’ cash flow forecasts. Changes in these estimates and assumptions could materially affect the fair value of equity investments without readily determinable fair value. See Note 8 of the Notes to our consolidated financial statements for information regarding investment related impairment accounted for under measurement alternative.

Allowance for loan receivables

Prior to January 1, 2023, we assessed recoverability of loans receivable in accordance with ASC 310. On January 1, 2023, we adopted ASC 326. The allowance for credit losses represents our best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the consolidated statements of comprehensive loss. Management estimates the allowance for credit losses on loans and not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	43	Chairman of the Board of Directors and Chief Executive Officer
Qing Zhang	46	Chief Technology Officer
Shan-Nen Bong	51	Chief Financial Officer
Kwok Hin Tang	45	Director
Hon Sang Lee	65	Independent Director
John Tiong Lu Koh	68	Independent Director
Peter Si Ngai Yeung	68	Independent Director

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

Mr. Qing Zhang has served as our chief technology officer since March 2024. Mr. Zhang has extensive experience and expertise in technology, product development and management in the Internet industry. Mr. Zhang served as our deputy chief technology officer from January 2022 to February 2024 and vice president of technology at the Company’s R&D department since he joined Aurora Mobile in May 2020 to December 2021. Before joining Aurora Mobile, Mr. Zhang worked at Tencent for about 18 years with prior roles including technical expert, technical leader for Tencent Music and other key technical positions. At Tencent, Mr. Zhang was involved in the development of various products including QQ, Real Time exchange, Tencent Video, QQ Music and WeSing. Prior to Tencent, Mr. Zhang worked for Sino Stride Technology as a software development engineer. Mr. Zhang received his bachelor’s degree in electrical engineering from Zhejiang University in 1999.

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

Mr. Kwok Hin Tang has served as our director since November 2014. Mr. Tang is a venture capitalist with 18 years of experience in director investment, corporate finance and venture capital in China and the U.S. He has been responsible for managing a portfolio of private and public company investments in the life science, technology and Internet space from incubation to growth stage with successful track records in following-on financing and strategic operation activities. Mr. Tang joined Mandra Capital in 2008 and is responsible for managing a portfolio of private company investments in the life science, technology and internet space. In addition to his responsibilities at Mandra Capital. Mr. Tang is also a member of the Intellectual Property Assessment Committee at the Hong Kong Polytechnic University and a member of the Knowledge Transfer Advisory Committee at the Hong Kong Baptist University. Prior to joining Mandra Capital, Mr. Tang was an investment analyst at KGR Capital (now LGT Capital Partners) from 2005 to 2008. Mr. Tang received a master’s degree in engineering from Stanford University in 2004.

Mr. Hon Sang Lee has served as our director since May 2020. Mr. Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience with leading multinational and local technology companies in China. He currently serves as the chairman and executive partner of ShangGu Capital, which is an equity venture investment fund targeting early and growth stage innovative companies. He is also a director of Shenzhen Dynanonic Co., Ltd. (SZSE: 300769) and independent director of Tarena International, Inc. (Nasdaq: TCTM). Mr. Lee is a business pioneer in China starting in 1987 when he joined HP China and stayed with HP for 12 years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder Holdings Ltd., a Hong Kong-listed company, as chief executive officer to run its software and systems integration business. Mr. Lee was chairman and chief executive officer of Hinge Software, a software company he co-founded in 2003. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his bachelor’s degree in computer science from the University of Hong Kong.

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

Mr. Peter Si Ngai Yeung has served as our director since July 2018. Mr. Yeung has over 40 years of experience in the information technology industry. He was initially trained as a professional sales person in managing large enterprise customers and later as a sales manager and general manager. Mr. Yeung retired as a vice president of Asia markets at Promethean Limited, a global leader in interactive education technologies, in June 2018. Prior to joining Promethean, Mr. Yeung served as vice president of business development at NetDragon Websoft from April to October 2015, and a vice president of operations at Harrow International from April 2013 to February 2015. Prior to that, Mr. Yeung was the general manager of Microsoft Hong Kong & Macau Limited from August 2009 to November 2012. Mr. Yeung also served as managing director at several other global IT corporations, including Jardine OneSolution, Hewlett-Packard and Compaq Computer, from July 1998 to June 2009. Mr. Yeung received his bachelor’s degree in social science from the University of Hong Kong.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid cash compensation in an aggregate amount of approximately RMB3.2 million (US$455 thousand) to our executive officers, and approximately RMB1.0 million (US$144 thousand) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Our board of directors approved the 2014 stock incentive plan, the 2017 stock incentive plan, the 2021 share incentive plan and the 2023 share incentive plan (together, the “Share Incentive Plans”).

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 29, 2024, options to purchase 2,635,013 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates. The following paragraphs summarize the terms of the 2014 Plan.

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

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 29, 2024, options to purchase 4,048,467 Class A common shares had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2021 Share Incentive Plan

In December 2021, our board of directors adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2021 Plan is 4,000,000 Class A common shares. As of February 29, 2024, options to purchase 3,378,107 Class A common shares and 292,840 restricted share units had been granted and were outstanding under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2023 Share Incentive Plan

In September 2023, our board of directors adopted the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to promote the success and enhance the value of our Company. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2023 Plan is 4,000,000 Class A common shares. As of February 29, 2024, 723,173 restricted share units had been granted and were outstanding under the 2023 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Types of Awards. The plan permits the awards of options, restricted shares and restricted share units or other right or benefit under the plan.

Plan Administration. The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the plan and interpret the terms of the 2023 Plan and any award agreement.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

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

Term of the Awards. The term of each share award granted under the 2023 Plan may not exceed ten years after the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than transfer to the Company or by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate in September 2033, provided that our board of directors may terminate the plan at any time and for any reason.

The following table summarizes, as of February 29, 2024, the awards granted under the 2014 Plan, the 2017 Plan, the 2021 Plan and the 2023 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Common Shares
	Underlying Options		Exercise
	and Restricted		Price
Name	Share Units		(US$/Share)	Date of Grant	Date of Expiration
Qing Zhang	*		0.00	Between June 2, 2020 and April 1, 2023	Between June 2, 2030 and April 1, 2033
Shan-Nen Bong	*		0.00 to 2.876	Between November 13, 2017 and June 22, 2023	Between November 13, 2027 and June 22, 2033
Kwok Hin Tang	*	(1)	—	Between April 1, 2019 and June 22, 2023	Between April 1, 2029 and June 22, 2033
John Tiong Lu Koh	*	(1)	—	Between September 4, 2018 and October 2, 2023	Between September 4, 2028 and October 2, 2033
Peter Si Ngai Yeung	*	(1)	—	Between September 4, 2018 and October 2, 2023	Between September 4, 2028 and October 2, 2033
Hon Sang Lee	*	(1)	—	Between May 7, 2020 and June 22, 2023	Between May 7, 2030 and June 22, 2033
All directors and executive officers as a group	1,707,187

Notes:

*

Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 29, 2024.

(1)	Represents restricted share units.

As of February 29, 2024, other employees as a group held outstanding options to purchase 9,370,413 Class A common shares of our company, at a weighted average exercise price of US$0.73 per share.

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

Audit Committee. Our audit committee consists of Mr. John Tiong Lu Koh, Mr. Peter Si Ngai Yeung and Mr. Hon Sang Lee. Mr. Koh is the chairman of our audit committee. We have determined that Mr. Koh, Mr. Yeung and Mr. Lee satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Koh qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response; discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. John Tiong Lu Koh, Mr. Peter Si Ngai Yeung and Mr. Hon Sang Lee. Mr. Koh is the chairman of our compensation committee. We have determined that Mr. Koh, Mr. Yeung and Mr. Lee satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.   The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Peter Si Ngai Yeung, Mr. John Tiong Lu Koh and Mr. Hon Sang Lee. Mr. Yeung is the chairman of our nominating and corporate governance committee. We have determined that Mr. Yeung, Mr. Koh and Mr. Lee satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

Board Diversity Matrix

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

We had a total of 541, 460 and 371 employees as of December 31, 2021, 2022 and 2023, respectively. The following table gives a breakdown of our employees as of December 31, 2023, by function:

Function:	Number
Research and Development	138
Sales and Marketing	156
General and Administrative	57
Cost of Revenue	20
Total	371

As of December 31, 2023, we had 213 employees based in our headquarters in Shenzhen and a total of 158 employees in Beijing, Shanghai, Guangzhou, Chengdu and Wuhan.

Our employees, who are energetic and aged below 35 on average, drive the rapid growth of our business.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 79,808,906 common shares outstanding on an as-converted basis, consisting of 62,808,717 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 29, 2024, excluding 11,077,600 Class A common shares issuable upon the exercise of outstanding share options and vesting of restricted share units granted under our Share Incentive Plans.

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

	Common Shares Beneficially Owned
	Class A	Class B	Total	Percentage of	Percentage of
	common	common	common	total common	aggregate
	shares	shares	shares	shares	voting power
Directors and Executive Officers:**
Weidong Luo(1)	7,171,333	17,000,189	24,171,522	30.3%	76.1%
Qing Zhang(2)	*	—	*	*	*
Shan-Nen Bong(3)	*	—	*	*	*
Kwok Hin Tang(4)	*	—	*	*	*
Hon Sang Lee	—	—	—	—	—
John Tiong Lu Koh(5)	*	—	*	*	*
Peter Si Ngai Yeung(6)	*	—	*	*	*
All Directors and Executive Officers as a Group	8,033,199	17,000,189	25,033,388	31.4%	76.5%
Principal Shareholders:
KK Mobile Limited(7)	7,100,000	17,000,189	24,100,189	30.2%	76.1%
Mandra iBase Limited(8)	14,109,001	—	14,109,001	17.7%	6.1%
Fosun International Limited(9)	5,791,987	—	5,791,987	7.3%	2.5%
Entities affiliated with IDG-Accel(10)	4,671,999	—	4,671,999	5.9%	2.0%
Fei Chen(11)	4,643,607	—	4,643,607	5.8%	2.0%

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

(1)

Represents (i) 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited, a British Virgin Islands company, and (ii) 5,350 ADSs, representing 71,333 Class A common shares, owned by Mr. Weidong Luo. KK Mobile Limited is wholly owned by Mr. Weidong Luo. The registered address of KK Mobile Limited is Unit 8, 3/F., Qwomar Trading Complex, Blacburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands.

(2)	Represents the Class A common shares Mr. Qing Zhang has the right to acquire upon exercise of share options within 60 days after February 29, 2024.
(3)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 29, 2024.
(4)	Represents the Class A common shares held by Mr. Kwok Hin Tang.
(5)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.
(6)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(7)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.
(8)

Represents 13,825,461 Class A common shares and ADSs representing 283,540 Class A common shares, directly held by Mandra iBase Limited, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Mandra iBase Limited and affiliated parties on February 11, 2022. The registered address of Mandra iBase Limited is 3rd Floor J&C Building, PO Box 933, Road Town, Tortola, British Virgin Islands, VG1110. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd.

(9)

Represents (i) 434,330 ADSs, representing 5,791,067 Class A common shares held by Greatest Investments Limited, a British Virgin Islands company, and (ii) 69 ADSs, representing 920 Class A common shares, held by Fidelidade—Companhia de Seguros, S.A., as reported on the Schedule 13G/A filed by Greatest Investments Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited on February 7, 2024. Greatest Investments is a wholly-owned subsidiary of Fosun International. Fidelidade is a majority-owned subsidiary of Fosun International. The address of the principal business office for Greatest Investments is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(10)

Represents (i) 4,362,706 Class A common shares held by IDG-Accel China Growth Fund III L.P., a Cayman Islands limited partnership, and (ii) 309,293 Class A common shares held by IDG-Accel China III Investors L.P., a Cayman Islands limited partnership, as reported on the Schedule 13G/A filed by IDG-Accel China Growth Fund III L.P. and affiliated parties on February 20, 2024. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., and the general partner of IDG-Accel China Growth Fund III Associates L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd. The address of the principal business office for IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(11)

Represents 3,686,157 Class A common shares held by Elite Bright International Limited, a British Virgin Islands company, and 957,450 Class A common shares that Mr. Fei Chen has the right to acquire upon exercise of share options within 60 days after December 31, 2022, as reported on the Schedule 13G/A filed by Fei Chen on February 2, 2023. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 29, 2024, 41,619,308 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Contractual Arrangements with the Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Issuance of Convertible Notes

On April 17, 2018, we issued zero coupon non-guaranteed and unsecured convertible notes due 2021 in the principal amount of US$35.0 million, of which US$30.0 million was held by Mercer Investments (Singapore) Pte. Ltd., an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., and US$5.0 million was held by Mandra iBase Limited, one of our existing shareholders. The convertible notes were non-interest bearing. In April 2021, we fully redeemed such US$35.0 million of convertible notes.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Transactions with Our Chief Executive Officer and Related Entities

Transactions with Guangzhou Tianlang Network Technology Co., Ltd. Guangzhou Tianlang Network Technology Co., Ltd. engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over this company.

In 2021, 2022 and 2023, we provided certain SAAS Businesses to this company in an amount of RMB0.1 million, RMB0.4 million and nil, respectively. As of December 31, 2021, 2022 and 2023, we had amount of RMB35 thousand, RMB255 thousand and nil, respectively, due from this company. As of December 31, 2021, 2022 and 2023, we had amount of RMB54 thousand, nil and nil, respectively, due to this company.

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

The ADSs have been listed on Nasdaq since July 26, 2018 under the symbol “JG.” On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares.

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

Each Class B common share is automatically and immediately convertible into an equal number of Class A common shares upon the occurrence of certain matters as set forth in our memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares or the voting power attached to such Class B common shares through a voting proxy or otherwise by a holder thereof to any person or entity other than holders of Class B common shares or their affiliates. Class A common shares are not convertible into Class B common shares under any circumstances.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any common share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of common shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class, may be materially adversely varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation or issue of further shares ranking pan passu with or subsequent to such existing class of shares. The rights of the shareholders shall not be deemed to be materially adversely varied by the creation or issued of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; and
●	may register as a limited duration company; and may register as a segregated portfolio company.

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

The following summary of the material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in the ADSs or common shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or common shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or common shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company, Aurora Mobile Limited, is not deemed to be a mainland China resident enterprise, holders of the ADSs and common shares who are not mainland China residents will not be subject to mainland China’s income tax on dividends distributed by us or gains realized from the sale or other disposition of our common shares or the ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the mainland China’s tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China’s tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A common shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and China, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A common shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	dealers in securities or currencies;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);

●	persons that acquire their ADSs or Class A common shares pursuant to any employee share option or otherwise as compensation;
●	persons that will hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar; or
●	persons that actually or constructively own 10% or more of our stock (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based upon our income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A common shares), it is likely that we were a PFIC for the taxable year ended December 31, 2023, and it is possible that we may be a PFIC for the current taxable year and for subsequent taxable years. Fluctuations in the market price of our ADSs and Class A common shares may affect whether or not we are classified as a PFIC for the current and subsequent years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or Class A common shares (which may be volatile).

Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC for U.S. federal income tax purposes.

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

Distributions received by a U.S. Holder on our ADSs or Class A common shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or Class A common shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the ADSs or Class A common shares;
●	amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or each, a pre-PFIC year, will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable Regulations. The ADSs, but not our Class A common shares, are listed on the Nasdaq Capital Market, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A common shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds Class A common shares, such holder will generally be subject to the special tax rules discussed above.

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

Distributions

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A common shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A common shares (including any amounts withheld in respect of mainland China’s withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder on the date actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A common shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A common shares, are listed on the Nasdaq Capital Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Sale or Other Disposition of ADSs or Class A Common Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A common shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A common shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “—Mainland China Taxation,” gains from the sale or other disposition of our ADSs or Class A common shares are subject to tax in mainland China, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as mainland China source-gains for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of our ADSs or Class A common shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2023, we had Renminbi-denominated cash balance of approximately RMB96.9 million and U.S. dollar-denominated cash balance of US$2.3 million. Assuming we had converted RMB96.9 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$15.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$14.7 million instead. Assuming we had converted US$2.3 million into Renminbi at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our Renminbi cash balance would have been RMB113.2 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB114.9 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2023, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges the ADS Holders May Have to Pay

Persons depositing or withdrawing Class A common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of Ads, including issuances resulting from a distribution of Class A common shares or rights or other property

● Cancellation of Ads for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	● Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to the ADS holders had been Class A common shares and the Class A common shares had been deposited for issuance of Ads	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement)

● Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2023, we did not receive reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-225993) in relation to our initial public offering, which was declared effective by the SEC on July 25, 2018. For the period from July 25, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2023, approximately US$47.6 million of the net proceeds, based on reasonable estimates, received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund investments and acquisitions of complementary businesses, assets and technologies. We also used approximately US$16 million of the net proceeds, based on reasonable estimates, for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these requirements begin to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

Our board of directors adopted a code of business conduct and ethics in June 2018 that, as amended and restated, applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jiguang.cn.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	For the Year Ended
	December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	7,128	6,115
Tax fees(2)	260	110

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2022 and 2023, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

On September 15, 2022, our board of directors authorized a share repurchase program, or the 2022 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or American depositary shares representing common shares over the next 12 months. In addition, our board of directors extended the 2022 Repurchase Plan and also authorized a share repurchase program, or the 2023 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or American depositary shares representing common shares until December 31, 2024. As of December 31, 2023, we had repurchased a total of 141,660 ADSs under the 2022 Repurchase Plan and the 2023 Repurchase Plan. The table below is a summary of the shares repurchased by us in 2023. All shares were repurchased in the open market pursuant to the 2022 Repurchase Plan and the 2023 Repurchase Plan.

					Approximate Dollar
					Value of ADSs that
	Total	Average		Total Number of	May Yet Be
	Number	Price		ADSs Purchased	Purchased Under
	of ADSs	Paid Per		Part of Share	Share Repurchase
	Purchased	ADS		purchase Program	Program
March 1, 2023—March 31, 2023	9,695	US$	12.78	9,695	US$	4,625,085
June 1, 2023—June 30, 2023	22,156	US$	5.38	31,851	US$	4,505,981
September 1, 2023—September 30, 2023	42,711	US$	3.79	74,562	US$	4,344,274
December 1, 2022—December 31, 2023	53,425	US$	2.27	53,425	US$	4,878,781
March 1, 2024—March 31, 2024	17,326	US$	3.33	70,751	US$	4,821,128
Total	145,313	US$	4.02	145,313	US$	4,821,128

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2023. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In January 2022, our board of directors approved the 2021 share incentive plan. In September 2023, our board of directors approved the 2023 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2021 share incentive plan and the 2023 share incentive plan. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

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

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. We gain access to vast amounts of anonymous device-level mobile behavioral data based on services provided to application developers and store the data on our servers protected by firewalls. We generate internal IDs that label and identify mobile devices and encrypt device-level data to enhance data security. Our core data can only be accessed through computers designated for authorized use. These computers cannot be connected to the internet, and no data can be outputted to an external device. Only authorized staff can access those computers for designated purposes. Moreover, we maintain data access logs that record all attempted and successful access to our data and conduct routine manual verifications of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data directly relevant and necessary to their job responsibilities. They are allowed to access these data for limited purposes only and are required to verify authorization upon every access attempt. Besides, we engage third-party service providers to assess our internal cybersecurity programs and compliance with applicable practices and standards. Our IT department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. Our information security department regularly monitors the performance of our platforms and infrastructure, enabling us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and being informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have established a cybersecurity committee, which is consisted of three top executives and chaired by our cybersecurity officer, who has experience in dealing with confidentiality-related cybersecurity issues. Our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity committee reports to our nominating and corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. If a cybersecurity incident occurs, our cybersecurity committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our disclosure committee. . If such disclosure is determined to be necessary, our cybersecurity committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee or board of directors, as appropriate, before it is disseminated to the public.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Aurora Mobile Limited are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant effective July 30 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

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

2.5*	Description of Securities

4.1	2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.2	2017 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 29, 2018 (File No. 333-225993))

4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on January 18, 2022 (File No. 333-262205))

4.4	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on September 14, 2023 (File No. 333-274505))

4.5

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1/A filed on July 13, 2018 (File No. 333-225993))

4.6	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 13, 2018 (File No. 333-225993))

4.7

English Translation of the Term Loan Agreement between the Registrant and Shanghai Pudong Development Bank dated April 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on November 10, 2021 (File No. 001-38587))

4.8

English translation of Termination Agreement of Contractual Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.8 to the Form F-3/A filed on September 22 2022 (File No. 333-260944))

4.9

English translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.9 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.10

English translation of the Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.10 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

Exhibit Number	Description of Document

4.11

English translation of the Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26 2022 (incorporated herein by reference to Exhibit 4.11 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.12

English translation of the Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.12 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.13

English translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.13 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.14

English translation of the Form of the Consent Letter granted by each shareholder of Hexun Huagu and its spouse as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.14 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.15*	English translation of the Equity Transfer Agreement among Hexun Huagu and certain shareholders of Wuhan SendCloud dated February 24, 2022

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the 20-F filed on April 12, 2021 (File No. 001-38587))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Han Kun Law Offices

97.1**	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 12, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aurora Mobile Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2022.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of equity investments accounted for using the measurement alternative

Description of the Matter

As described in Notes 2 and 8 to the consolidated financial statements, as of December 31, 2023, the Company’s consolidated balance of equity investments accounted for using the measurement alternative was RMB112,912 thousand (US$15,903 thousand). For the year ended December 31, 2023, the Company recognized impairment losses of RMB8,505 thousand (US$1,198 thousand) for certain equity investments accounted for using the measurement alternative. The Company makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that an equity investment is impaired, the Company estimates the equity investment’s fair value and recognizes an impairment loss if the fair value is less than the equity investment’s carrying value.

Auditing the Company’s impairment assessment of the equity investments was complex and highly judgmental due to the significant judgments involved in management’s qualitative assessment of whether indicators of impairment existed.

How We Addressed the Matter in our Audit

We obtained an understanding of the Company’s impairment review process for equity investments accounted for using the measurement alternative.

To test the Company’s impairment assessment of the equity investments, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed by considering the financial position and operating results of the investees, as well as other relevant market information. We tested the completeness and accuracy of the data used by management in its impairment assessment. We obtained and examined loan agreements and financing agreements for certain investees. We independently interviewed management of selected investees to corroborate our understanding of the investees financial position and operating results, business prospects and their ability to continue as a going concern. We also performed searches for adverse public information and legal claims or litigation related to the investees to identify whether any such information contradicts management’s assessment.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shenzhen, The People’s Republic of China

April 12, 2024

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		116,128	114,521	16,130
Restricted cash		132	486	68
Accounts receivable, net of allowances of RMB5,142 and RMB5,331 (US$751) as of December 31, 2022 and 2023, respectively	3	29,727	34,344	4,837
Prepayments and other current assets	4	30,401	20,225	2,849
Amounts due from related parties	18	255	—	—
Total current assets		176,643	169,576	23,884
Non-current assets:
Property and equipment, net	5	14,947	1,433	202
Operating lease right-of-use assets	6	33,756	4,081	575
Intangible assets, net	7	23,947	17,941	2,527
Goodwill	7	37,785	37,785	5,322
Long-term investments	8	141,901	112,912	15,903
Deferred tax assets	14	—	1,072	151
Other non-current assets		4,128	5,387	759
Total non-current assets		256,464	180,611	25,439
Total assets		433,107	350,187	49,323

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of RMB5,000 and nil as of December 31, 2022 and 2023, respectively)	10	5,000	—	—
Accounts payable (including accounts payable of the VIE without recourse to the Company of RMB15,325 and RMB16,644 (US$2,344) as of December 31, 2022 and 2023, respectively)		18,169	21,073	2,968
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB132,195 and RMB125,767 (US$17,714) as of December 31, 2022 and 2023, respectively)	11	138,804	141,518	19,932
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of RMB16,491 and RMB4,007 (US$564) as of December 31, 2022 and 2023, respectively)	6	18,133	4,007	564
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB73,779 and RMB64,967 (US$9,150) as of December 31, 2022 and 2023, respectively)	12	75,333	74,682	10,519
Total current liabilities		255,439	241,280	33,983
Non-current liabilities:
Deferred revenue (including non-current deferred revenue of the VIE without recourse to the Company of RMB3,585 and nil as of December 31, 2022 and 2023, respectively)	11	3,585	—	—
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of RMB5,546 and RMB629 (US$89) as of December 31, 2022 and 2023, respectively)	6	6,959	629	89
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of RMB4,824 and RMB3,994 (US$563) as of December 31, 2022 and 2023, respectively)	14	4,824	3,994	563
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB2,076 and RMB563 (US$79) as of December 31, 2022 and 2023, respectively)		4,058	563	79
Total non-current liabilities		19,426	5,186	731
Total liabilities		274,865	246,466	34,714

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
Commitments and contingencies	15
Redeemable noncontrolling interests	17	30,552	—	—
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2022 and 2023; 4,920,000,000 shares authorized as of December 31, 2022 and 2023, 62,731,971 shares and 61,831,753 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	16	39	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2022 and 2023; 30,000,000 shares authorized as of December 31, 2022 and 2023, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	16	11	11	2
Treasury shares (182,313 and 1,429,341 class A common shares as of December 31, 2022 and 2023, respectively)		(1,689)	(2,453)	(345)
Additional paid-in capital		1,037,007	1,045,397	147,240
Accumulated deficit		(925,982)	(988,669)	(139,251)
Accumulated other comprehensive income		18,304	19,223	2,708
Total Aurora Mobile Limited’s shareholders’ equity		127,690	73,548	10,359
Noncontrolling interests		—	30,173	4,250
Total shareholders’ equity		127,690	103,721	14,609
Total liabilities, redeemable noncontrolling interests and shareholders’ equity		433,107	350,187	49,323

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
Revenues (including related party amounts of RMB100, RMB400 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	19	357,322	328,822	290,232	40,878
Cost of revenues		(92,393)	(103,057)	(90,946)	(12,809)
Gross profit		264,929	225,765	199,286	28,069
Operating expenses
Research and development		(206,722)	(154,476)	(121,806)	(17,156)
Sales and marketing		(116,415)	(98,324)	(82,705)	(11,649)
General and administrative		(79,922)	(105,404)	(45,653)	(6,430)
Total operating expenses		(403,059)	(358,204)	(250,164)	(35,235)
Loss from operations		(138,130)	(132,439)	(50,878)	(7,166)
Foreign exchange loss		(3,376)	(2,866)	(18)	(3)
Interest income		6,597	2,321	1,200	169
Interest expense		(8,815)	(3,136)	(808)	(114)
Share of loss from equity method investment	8	—	—	(450)	(63)
Other (loss)/income	20	(2,908)	26,318	(13,630)	(1,920)
Change in fair value of structured deposits		20	59	30	4
Change in fair value of foreign currency swap contract		6,060	838	—	—
Loss before income taxes		(140,552)	(108,905)	(64,554)	(9,093)
Income tax (expenses)/benefits	14	(32)	455	1,886	266
Net loss		(140,584)	(108,450)	(62,668)	(8,827)
Less: net loss attributable to noncontrolling interests and redeemable noncontrolling interests	17	—	(1,486)	(570)	(80)
Net loss attributable to Aurora Mobile Limited’s shareholders		(140,584)	(106,964)	(62,098)	(8,747)
Net loss attributable to common shareholders		(140,584)	(106,964)	(62,098)	(8,747)
Net loss per share for class A and class B common shares:	16
Class A and B common shares - basic and diluted		(1.78)	(1.35)	(0.78)	(0.11)
Weighted average shares used in computing net loss per share attributable to common shares:
Class A common shares - basic and diluted		61,809,501	62,296,172	62,688,838	62,688,838
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments		1,638	5,853	919	129
Total other comprehensive income, net of tax		1,638	5,853	919	129
Total comprehensive loss		(138,946)	(102,597)	(61,749)	(8,698)
Less: comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	17	—	(1,486)	(570)	(80)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(138,946)	(101,111)	(61,179)	(8,618)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares			Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	capital	income	deficit	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	78,392,359	48	988,812	10,813	(678,434)	321,239
Net loss	—	—	—	—	(140,584)	(140,584)
Translation adjustments	—	—	—	1,638	—	1,638
Exercise and vesting of share—based awards	644,103	1	2,937	—	—	2,938
Share-based compensation (Note 13)	—	—	30,212	—	—	30,212
Balance as of December 31, 2021	79,036,462	49	1,021,961	12,451	(819,018)	215,443

						Accumulated
	Common shares		Treasury shares		Additional	other		Total
	Number of		Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	79,036,462	49	—	—	1,021,961	12,451	(819,018)	215,443
Net loss	—	—	—	—	—	—	(106,964)	(106,964)
Translation adjustments	—	—	—	—	—	5,853	—	5,853
Exercise and vesting of share-based awards	878,011	1	—	—	173	—	—	174
Repurchase of common shares	(182,313)	—	182,313	(1,689)	—	—	—	(1,689)
Share-based compensation (Note 13)	—	—	—	—	15,515	—	—	15,515
Adjustment of redeemable noncontrolling interests to redemption value (Note 17)	—	—	—	—	(642)	—	—	(642)
Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	127,690

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	—	127,690
Cumulative effect of adoption of ASC 326 (Note 3)	—	—	—	—	—	—	(589)	—	(589)
Net loss	—	—	—	—	—	—	(62,098)	(528)	(62,626)
Translation adjustments	—	—	—	—	—	919	—	—	919
Exercise and vesting of share-based awards	806,273	—	(459,463)	2,945	(2,993)	—	—	—	(48)
Repurchase of common shares	(1,706,491)	—	1,706,491	(3,709)		—	—	—	(3,709)
Share-based compensation (Note 13)	—	—	—	—	11,574	—	—	—	11,574
Adjustment of redeemable noncontrolling interests to redemption value (Note 17)	—	—	—	—	(191)	—	—	—	(191)
Reclassification to permanent equity (Note 17)	—	—	—	—	—	—	—	30,701	30,701
Balance as of December 31, 2023	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721
Balance as of December 31, 2023 in US$		7		(345)	147,240	2,708	(139,251)	4,250	14,609

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(140,584)	(108,450)	(62,668)	(8,827)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	27,337	24,362	5,301	747
Amortization of intangible assets	4,481	6,043	6,223	876
Lease expense to reduce right-of-use assets	—	9,002	8,029	1,131
Deferred tax benefits	—	(481)	(1,889)	(266)
Credit losses for accounts receivable	(246)	2,895	636	90
Interest expenses, net	2,857	807	—	—
Share of loss from equity method investment	—	—	450	63
Disposal loss of long-term investment	—	—	10,754	1,515
Impairment of long-term investments	25,370	6,726	8,505	1,198
Impairment of property and equipment	—	22,400	—	—
Credit losses for loans receivable	528	705	6,660	938
(Gain)/loss on disposal of property and equipment	(821)	14	(8,129)	(1,145)
Change in fair value of structured deposits	(20)	(59)	—	—
Change in fair value of foreign currency swap contract	(6,060)	(838)	—	—
Share-based compensation expenses	30,212	15,515	11,574	1,630
Changes in operating assets and liabilities:
Accounts and notes receivable	1,271	12,528	(5,855)	(825)
Prepayments and other current assets	13,572	17,447	6,076	856
Amounts due from related parties	(35)	(220)	255	36
Derivative assets	—	7,214	—	—
Other non-current assets	370	133	(3,181)	(448)
Accounts payable	1,699	(1,064)	2,904	409
Deferred revenue and customer deposits	8,605	12,023	(871)	(123)
Tax payable	(81)	(371)	3	—
Accrued interest related to convertible notes	(21,049)	—	—	—
Accrued liabilities and other current liabilities	(25,596)	(25,797)	(858)	(121)
Amounts due to related parties	54	(54)	—	—
Operating lease liabilities	—	(20,273)	1,860	262
Other non-current liabilities	1,486	2,317	(3,686)	(519)
Net cash used in operating activities	(76,650)	(17,476)	(17,907)	(2,523)

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	—	(41,000)	(30,000)	(4,225)
Proceeds from maturities of short-term investments	50,000	71,000	30,000	4,225
Purchase of long-term investments	—	(2,690)	—	—
Payment for acquisitions, net of cash acquired	—	58	—	—
Proceeds from disposal of long-term investments	—	585	10,279	1,448
Investment in loans granted to investees	(2,000)	(1,000)	(1,000)	(141)
Proceeds from maturities of loans granted to investees	—	1,000	—	—
Investment in convertible loans	(4,859)	—	—	—
Purchase of property and equipment	(16,291)	(632)	(306)	(43)
Proceeds from disposal of property and equipment	2,238	24	16,371	2,306
Purchase of intangible assets	(2,646)	(492)	(218)	(31)
Net cash provided by investing activities	26,442	26,853	25,126	3,539
Cash flows from financing activities:
Proceeds from short-term bank loans	150,000	43,000	—	—
Repayment of short-term bank loans	—	(188,000)	(5,000)	(704)
Proceeds from issuance of common shares	1	1	-	—
Repurchase of ordinary shares	—	(1,689)	(3,709)	(522)
Prepayment for stock issuance cost	—	(1,525)	—	—
Repayment of convertible notes	(207,459)	—	—	—
Proceeds from exercise of share options	2,938	173	58	8
Net cash used in financing activities	(54,520)	(148,040)	(8,651)	(1,218)
Effect of exchange rate on cash and cash equivalents and restricted cash	3,080	341	179	25
Net decrease in cash and cash equivalents and restricted cash	(101,648)	(138,322)	(1,253)	(177)
Net decrease in cash and cash equivalents and restricted cash	(101,648)	(138,322)	(1,253)	(177)
Cash, cash equivalents and restricted cash at the beginning of year	356,230	254,582	116,260	16,375
Including:
Cash and cash equivalents at the beginning of the year	356,115	90,552	116,128	16,356
Restricted cash at the beginning of the year	115	164,030	132	19
Cash, cash equivalents and restricted cash at the end of year	254,582	116,260	115,007	16,198
Including:
Cash and cash equivalents at the end of the year	90,552	116,128	114,521	16,130
Restricted cash at the end of the year	164,030	132	486	68
Supplemental disclosures of cash flow information:
Income tax paid	182	296	18	3
Interest expense paid	4,513	2,434	212	30
Non-cash investing and financing activities:
Unpaid cash consideration for business combination (Note 12)	—	16,788	16,788	2,365
Acquisition of long-term investments	—	—	450	63
Purchase of property and equipment included in accrued liabilities and other current liabilities	2,484	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, the variable interest entity (“VIE”), and subsidiaries of the VIE) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, the VIE, and subsidiaries of the VIE are principally engaged in providing Software-as-a-Service (“SAAS”) Businesses, which include developer services, financial risk management, market intelligence, and location-based intelligence services, in the People’s Republic of China (the “PRC”).

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into shareholder voting proxy agreement and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd. (“Hexun Huagu”), that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements, the rights under the aforementioned shareholder voting proxy agreement and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.

Despite the lack of equity ownership, as a result of a series of VIE agreements, the nominee shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company, which gives the Company the power to direct the activities that most significantly impact the VIE’s economic performance. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810.

The following is a summary of the VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreements entered into between the VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person (s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the shareholder voting proxy agreement, the exclusive option agreements and the exclusive business cooperation agreement. The WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the nominee shareholders breach the contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIE in accordance with PRC laws. None of the nominee shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of the VIE’s obligations have been terminated under the other VIE agreements. The Company registered the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIE, the WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from the WFOE. In addition, the VIE has granted the WFOE an exclusive right to purchase any or all of the business or assets of the consolidated VIE at the lowest price permitted under PRC laws. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

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

Shareholder Voting Proxy Agreement

The Nominee Shareholders also signed the shareholder voting proxy agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Articles of Association.

Accordingly, as a result of the power to direct the activities of the VIE pursuant to the shareholder voting proxy agreement and the obligation to absorb the expected losses of the VIE through the unlimited financial support, the Company is the primary beneficiary of the VIE.

Prior to July 26, 2022, Weidong Luo, founder of the Company, and two other individuals held 80%, 10% and 10 % of the equity interests in the VIE, respectively. On July 26, 2022, the nominee shareholders of the VIE, the two other individuals transferred their equity interests in the VIE to Guangyan Chen, a senior manager of Hexun Huagu (the “Transfer of Shares”). After the Transfer of Shares, 80% and 20% of the equity interests of the VIE are held by Weidong Luo and Guangyan Chen, respectively. On July 26, 2022, the registration of this transfer with the local branch of the State Administration of Industry and Commerce (the “SAIC”) was completed.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the contractual arrangements is valid, binding and enforceable in accordance with its terms; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

Shareholder Voting Proxy Agreement (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s consolidated balance sheets:

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	64,719	82,860	11,671
Restricted cash	132	132	19
Accounts and notes receivable, net	29,369	34,046	4,795
Prepayments and other current assets	21,656	16,457	2,318
Amounts due from the Company and its subsidiaries	236,093	214,042	30,147
Amounts due from related parties	255	—	—
Total current assets	352,224	347,537	48,950
Non-current assets:
Property and equipment, net	12,375	1,373	193
Operating lease right-of-use assets	31,336	4,081	575
Intangible assets, net	23,947	17,941	2,527
Goodwill	37,785	37,785	5,322
Long-term investments	103,144	79,031	11,131
Deferred tax assets	—	1,072	151
Other-non current assets	3,609	332	47
Total non-current assets	212,196	141,615	19,946
Total assets	564,420	489,152	68,896

LIABILITIES:
Current liabilities:
Short-term loan	5,000	—	—
Accounts payable	15,325	16,644	2,344
Deferred revenue and customer deposits	132,195	125,767	17,714
Operating lease liabilities	16,491	4,007	564
Accrued liabilities and other current liabilities	73,779	64,967	9,150
Amounts due to the Company and its subsidiaries	406,569	671,001	94,509
Total current liabilities	649,359	882,386	124,281
Non-current liabilities:
Amounts due to the Company and its subsidiaries	257,000	—	—
Deferred revenue	3,585	—	—
Operating lease liabilities	5,546	629	89
Deferred tax liabilities	4,824	3,994	563
Other non-current liabilities	2,076	563	79
Total non-current liabilities	273,031	5,186	731
Total liabilities	922,390	887,572	125,012

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

Shareholder Voting Proxy Agreement (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	351,243	322,066	285,304	40,184
Cost of revenues	(83,259)	(97,270)	(82,495)	(11,619)
Net loss	(100,782)	(75,486)	(45,313)	(6,382)
Net cash provided by/(used in) operating activities	68,336	(113,809)	55,921	7,876
Net cash (used in)/provided by investing activities	(186)	29,682	22,120	3,116
Net cash provided by/(used in) financing activities	30,000	(65,000)	(59,900)	(8,437)

There were no pledges or collateralization of the VIE’s assets as of December 31, 2022 and 2023.The amount of net liabilities of the VIE was RMB357,970 and RMB398,420 (US$56,116) as of December 31, 2022 and 2023, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

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

Comparative Information

Certain financial information has been adjusted to conform with the current year’s presentation to facilitate comparison.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for credit losses of accounts receivable, and loans receivable, useful lives of property and equipment and intangible assets, the purchase price allocation and fair value of intangible assets, fair value of redeemable noncontrolling interests, impairment of goodwill, impairment of long-lived assets, fair value measurements and impairment for equity investments without readily determinable fair value, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative assets, incremental borrowing rates for operating lease liabilities and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.0999 per US$1.00 on December 29, 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company and the Company’s subsidiary outside the PRC are US$. The Company’s PRC subsidiary, the VIE and subsidiaries of the VIE adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The consolidated financial statements of the Company are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income, as a component of shareholders’ equity.

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

Restricted cash

Restricted cash balance mainly represents (a) cash granted by the government for certain approved technology research and development projects, which are not available for use until the Company obtains pre-approval from the government; and (b) deposits pledged for a bank account.

Accounts receivable, net

Prior to January 1, 2023, the Company assesses recoverability of accounts receivable in accordance with ASC 310. Subsequent to January 1, 2023, accounts receivable are recorded at the realizable value amount, net of allowances for credit loss in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses is classified as “General and administrative” in the consolidated statements of comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses using roll-rate method, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

loans receivable, net

Loans receivable, net are included in “Prepayments and other current assets” and “Other non-current assets” on the consolidated balance sheets are carried at amortized cost. Prior to January 1, 2023, the Company assesses recoverability of loans receivable in accordance with ASC 310. On January 1, 2023, the Company adopted ASC 326. The allowance for credit losses represents the Company’s best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the consolidated statements of comprehensive loss. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

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

Property and equipment, net (continued)

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

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2021, 2022 and 2023, the impairment recognized for long-lived assets was nil, RMB22,400 and nil respectively.

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

The Company elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the years ended December 31, 2022 and December 31, 2023, by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Company determines the fair value of the reporting unit based on estimated fair value using the income approach, and no impairment charge was recognized for the years ended December 31, 2022 and December 31, 2023.

Business combinations

The Company applies the definition of a business in ASC 805, Business Combinations to determine whether it is acquiring a business or a group of assets. Business combinations are accounted for using the acquisition method.

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree at fair value at the acquisition date. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and redeemable noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The excess of (i) the total cost of acquisition, the fair value of the noncontrolling interests and the acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. In addition, acquisition costs related to business combinations are expensed as incurred.

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

Long-term investments

The Company’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

Equity investments without readily determinable fair value

The Company accounts for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes a qualitative assessment considering impairment indicators to evaluate whether an investment is impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss equal to the difference between the carrying value and fair value.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Long-term investments (continued)

Equity method investments

The Company accounts for investments in an investee over which the Company can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment has been reduced to zero and has not guaranteed obligations of the investee or committed to provide further financial support to the investee. The Company evaluates the equity method investments for impairment at each report date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. An impairment loss is recognized in earnings when the decline in value of the investment is determined to be other-than-temporary.

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

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method per ASC 505-30, Treasury Stock. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a repurchase plan (the “2018 Repurchase Plan”) to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market. On September 15, 2022, the Board of Directors of the Company approved a repurchase plan (the “2022 Repurchase Plan”) to repurchase its ordinary shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On November 16, 2023, the Board of Directors of the Company approved a repurchase plan (the “2023 Repurchase Plan”) to repurchase its ordinary shares (including in the form of ADSs) up to an aggregate value of US$ 5 million from the open market. As of December 31, 2023, under the 2018 Repurchase Plan, the Company had repurchased an aggregate of 46,030 ADSs, representing 613,737 Class A common shares on the open market for a total cash consideration of US$ 5,909. As of December 31, 2023, under the 2022 Repurchase Plan, the Company had repurchased an aggregate of 88,235 ADSs, representing 1,176,467 Class A common shares on the open market for a total cash consideration of US$656. As of December 31, 2023, under the 2023 Repurchase Plan, the Company had repurchased an aggregate of 53,425 ADSs, representing 712,333 Class A common shares on the open market for a total cash consideration of US$121. Every three of ADSs represent forty Class A common shares.

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

The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification, and email services based on the pre-agreed rate per message or email and the number of messages or email delivered. The Company acts as the principal in the SMS, one-click verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages are delivered. For value-added services, the Company provided advertising services by connecting advertisers and application (“APP”) developers, who are the suppliers of where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on a cost-per-action (“CPA”) basis or cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

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

For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service packages for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.

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

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2022 and 2023, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are included in “Deferred revenue and customer deposits” on the consolidated balance sheets. The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers. Revenue recognized for the years ended December 31, 2022 and 2023 that was included in contract liabilities as of January 1, 2022 and 2023 was RMB67,419 and RMB66,828 (US$9,413), respectively. A summary of contract liabilities is as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Contract liabilities	82,312	82,788	11,660

Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2022 and 2023, the Company’s unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected length of more than one year was RMB37,818 and RMB44,752 (US$6,303), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next two years.

Costs of revenues

Cost of revenues consists primarily of channel cost associated with value - added services, short messaging cost, technical services cost, bandwidth cost, staff costs and depreciation of servers used for revenue generating services.

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

Advertising expenses

Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB12,767, RMB6,460 and RMB7,035 (US$991) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Operating leases (continued)

The Company’s leases do not provide an implicit rate. Therefore, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Upon adoption, land use rights of RMB21,560 (US$3,126) relating to an agreement with the PRC government to acquire rights to lease land,were identified as operating lease right-of-use assets, which is included under the “Operating lease right-of-use assets” in the Company’s consolidated balance sheets. Accordingly, the Company classified the cash payments for acquiring the land use rights in operating cash flow activities for the year ended December 31, 2022. In June 2023, the Company terminated the land use rights agreement. As of December 31, 2023, the carrying amount of land use rights was nil. The Company classified the cash refund of RMB9,603 (US$1,353) from terminating the land use rights agreement in operating cash flow activities for the year ended December 31, 2023.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB16,714, RMB16,379 and RMB11,820 (US$1,665) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Share-based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company determines whether an award granted to its employees should be classified and accounted for as a liability award or equity award. Share-based awards classified as equity are recognized in the consolidated statements of comprehensive loss based on the grant date fair value while share-based awards classified as liabilities are recognized in the consolidated statements of comprehensive loss based on the fair value at each reporting date until settlement.

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

The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivables, other receivables within prepayments and other current assets, balances with related parties, short-term loan, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments.

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

Loss per share

In accordance with ASC 260, Earning per Share, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2023, the two-class method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2022 and 2023, the aggregate amount of cash and cash equivalents, and restricted cash of RMB108,579 and RMB96,896 (US$13,647), respectively, were held at major financial institutions located in the PRC, and US$1,114 and US$2,551 (RMB18,111), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

Concentration of suppliers

Approximately 46.4%, 50.2% and 27.8% of advertising costs were paid to three suppliers for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 2.94% in 2023. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

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

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”) and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2	Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In December 2023, the FASB issued ASU 2023-09, Improvements to income tax disclosures (“ASU 2023-09”), which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The ASU 2023-09 also eliminates certain existing requirements related to uncertain tax positions and unrecognized deferred tax liabilities and replaces the term “public entity” with “public business entity” (PBE) in ASC 740. This update will be effective for the company’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In March 2024, the Securities and Exchange Commission issued The Enhancement and Standardization of Climate - Related Disclosures for Investors, which requires entities to provide information of certain climate - related information. This update will be effective for the Company’s fiscal years beginning in 2027. The Company is currently in the process of evaluating the disclosure impact.

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in ASC 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company adopted ASU 2016-13 on January 1, 2023, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to increase the opening balance of accumulated deficit on January 1, 2023 by RMB589.

3	Accounts receivable, net

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	34,869	39,675	5,588
Less: allowance for credit losses	(5,142)	(5,331)	(751)
Total accounts receivable, net	29,727	34,344	4,837

The following table presents the movement in the allowance for credit losses:

	2022	2023
	RMB	RMB	US$
Balance at beginning of year	37,690	5,142	724
Adoption of ASC 326	—	589	83
Provisions	2,089	636	90
Write-offs	(34,637)	(1,036)	(146)
Balance at end of year	5,142	5,331	751

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

4	Prepayments and other current assets

Prepayments and other current assets consist of the following:

		As of December 31,
		2022	2023
		RMB	RMB	US$
Prepaid service fee		15,340	12,554	1,768
VAT and other surcharges		2,552	2,023	285
Investment in a convertible loan	(i)	4,632	—	—
Loans granted to equity investees	(ii)	3,000	—	—
Office rental deposit		199	1,629	229
Prepaid media cost		900	436	61
Receivables from sales of shares on behalf of employees		73	13	2
Others		3,705	3,570	504
Total prepayments and other current assets		30,401	20,225	2,849
(i)	The Company exercised its right to convert the outstanding loan to equity in the investee. As of December 31, 2023, the conversion has not been completed and the investment has been reclassified to “Other non-current assets”.
(ii)	The Company recognized credits losses on loans receivable of RMB6,000 for the year ended December 31, 2023, consisting of RMB3,000 of loans previously granted to equity investees classified as current assets, RMB2,000 of loans previously granted to equity investees classified as non-current assets and RMB1,000 of loans granted to equity investees in 2023.
5	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Computer equipment and servers	163,366	5,491	773
Office furniture and equipment	5,008	4,242	597
Leasehold improvements	4,313	4,211	593
Construction-in progress	85	85	13
Less: Accumulated depreciation and impairment	(157,825)	(12,596)	(1,774)
Total property and equipment, net	14,947	1,433	202

The Company recognized impairment charges on property and equipment of nil, RMB22,400 and nil for the years ended December 31, 2021, 2022 and 2023. The impairment of property and equipment was a result of the Company’s “Going-Cloud” project undertaken.

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 were RMB27,337, RMB24,362 and RMB5,301 (US$747), respectively.

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

As of December 31, 2022, the weighted average remaining lease term was 14.0 years and weighted average discount rate was 3.21% for the Company’s operating leases. As of December 31, 2023, the weighted average remaining lease term was 1.1 years and weighted average discount rate was 5.60% for the Company’s operating leases.

Operating lease cost for the years ended December 31, 2022 and 2023 were RMB9,002 and RMB8,029 (US$1,131), respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2022 and 2023 were RMB331 and RM231 (US$33). Total operating lease costs were RMB12,707 for the year ended December 31, 2021. For the years ended December 31, 2022 and 2023, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31
	2022	2023
	RMB	RMB	US$
Cash payments for operating leases	20,273	7,894	1,112
ROU assets obtained in exchange for operating lease liabilities	28,688	365	51

Future lease payments uner operating lease as of December 31, 2023 were as follows:

	Operating lease
	RMB	US$
Year ending December 31,
2024	4,178	588
2025	606	85
Thereafter	—	—
Total future lease payments	4,784	673
Less: Imputed interest	148	20
Total lease liability balance	4,636	653

7	Goodwill and Intangible assets

The Company has recognized goodwill of RMB37,785 and RMB37,785 (US$5,322) as of December 31, 2022 and 2023, respectively, as part of the SendCloud business acquisition (see Note 9 for details). There were no impairment charges in the carrying amount of goodwill during the years ended December 31, 2022 and 2023.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

7	Goodwill and Intangible assets (continued)

Intangible assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Computer software, systems and technology	14,123	14,340	2,020
Brand	10,300	10,300	1,451
Customer relationships	13,800	13,800	1,944
Less: Accumulated amortization	(14,276)	(20,499)	(2,888)
Total intangible assets, net	23,947	17,941	2,527

No impairment charges were recognized on intangible assets for the years ended December 31, 2021, 2022 and 2023, respectively.

The weighted average amortization period of intangible assets were 4.0 years, 6.0 years and 5.9 years for the years ended December 31, 2021, 2022 and 2023, respectively.

Amortization expense of intangible assets were RMB4,481, RMB6,043 and RMB6,223 (US$876) for the years ended December 31, 2021, 2022 and 2023, respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2024	4,528	638
2025	3,826	539
2026	3,806	536
2027	1,490	210
2028	1,030	145

There were no intangible assets with an indefinite useful life as of December 31, 2022 and 2023.

8Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2022, the carrying amount of the Company’s equity investments was RMB141,901.

As of December 31, 2023, the carrying amount of the Company’s equity investments was RMB112,912 (US$15,903).

In 2023, the Company disposed of its 2.5698% equity ownership of a non-listed company for a total consideration of RMB10,279 (US$1,448) and recognized a disposal loss of RMB10,754 (US$1,515), after which the Company no longer held the non-listed company’s equity ownership.

Impairment charges recognized on equity investments without readily determinable fair value was RMB25,370, RMB6,726 and RMB8,505 (US$1,198) for the years ended December 31, 2021, 2022 and 2023.

Equity method investments

In 2023, the Company acquired a 15% of equity interest in a non-listed company and has significant influence as it holds one seat out of the five board seats of the equity investee. The Company recognized its share of losses in the investee of RMB450 (US$63) for the year ended December 31, 2023 and the carrying amount of the equity method investment was nil as of December 31, 2023.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

9	Business combination

On March 8, 2022, the Company completed the acquisition of 52.37% of the equity interests in Wuhan SendCloud Technology Co., Ltd., (“SendCloud”), China’s leading Email API platform for consumer marketing and user-centric transactional email services, for total cash consideration of RMB34,473.

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

Goodwill is calculated as the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the fair value of net assets, including intangible assets, and is primarily related to expected synergies from the transactions. Goodwill associated with these acquisitions are not tax deductible. The results of the acquisition have been included in the consolidated financial statements from the date of purchase and are not material for the year ended December 31, 2022.

With the assistance of third party valuation specialist firm, the Company used the income approach to value the acquired brand and customer relationships. The income approach calculates fair value by discounting the forecasted after-tax cash flows back to a present value using an appropriate discount rate. The significant assumptions used in the determination of the fair value of acquired brand and customer relationships include revenue growth rates, discount rates, terminal growth rates and economic useful lives. The Company amortizes the acquired intangible assets over a straight-line basis over the periods benefited.

The Company accounted for the acquisition of SendCloud as a business combination. The acquisition date fair value of assets, liabilities, goodwill and redeemable noncontrolling interests pertaining to this business combination, were as follow:

		RMB
Purchase consideration	(i)	34,473
Fair value of redeemable noncontrolling interests		31,397
Less:
Cash and cash equivalents		17,744
Customer relationships		13,800
Brand		10,300
Other current and noncurrent assets		1,025
Deferred revenue		(6,529)
Deferred tax liabilities		(5,330)
Other current liabilities		(2,925)
Goodwill		37,785

Supplemental pro forma information for the acquisition has been excluded as they are not material to the consolidated financial statements of the Company.

(i)RMB16,788 (US$2,365) of the purchase consideration remains unpaid as of December 31, 2023 for which there is no specified repayment term (Note 12).

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

10	Short-term loan

	As of December 31,
	2022	2023
	RMB	RMB	US$
Short-term bank borrowings	5,000	—	—

In October 2022, the Company borrowed a RMB denominated loan of RMB5,000 with a fixed interest rate of 4.9% for a one-year term from Shenzhen Zhongxiaodan Micro Credit Co., Ltd. The short-term loan of RMB5,000 was fully repaid in October 2023.

11	Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deferred revenue	88,478	82,799	11,662
Customer deposits	50,326	58,719	8,270
Total deferred revenue and customer deposits – current	138,804	141,518	19,932
Deferred revenue - non-current	3,585	—	—

12	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

		As of December 31,
		2022	2023
		RMB	RMB	US$
Accrued payroll and welfare payables		41,616	32,753	4,613
Payable for business acquisition	(i)	16,788	16,788	2,365
Other taxes and surcharges		8,005	12,041	1,696
Service fees		4,483	7,449	1,049
Government grants		1,000	2,628	370
Others		3,441	3,023	426
Total accrued liabilities and other current liabilities		75,333	74,682	10,519
(i)	The balance represents the remaining unpaid cash consideration of RMB16,788 from the acquisition of SendCloud (see Note 9 for details).

13	Share-based compensation

Share option and restricted share unit plans

2014 Incentive Plan

On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2023, 38,413 shares remain available for grant under the 2014 Plan.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

13	Share-based compensation (continued)

Share option and restricted share unit plans (continued)

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2023, 127,547 shares remain available of grant under the 2017 Plan.

2021 Incentive Plan

In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of December 31, 2023, 239,853 shares remain available of grant under the 2021 Plan.

2023 Incentive Plan

In September 2023, the Company’s board of directors and shareholders approved the 2023 Incentive Plan (the “2023 Plan”). Awards under the 2023 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2023 Plan. As of December 31, 2023, 3,276,827 shares remain available of grant under the 2023 Plan.

The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017, 2021 and 2023 Incentive Plans. Upon the termination of the Grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.

Share options

The following table summarizes the share option activity for the Company’s Incentive Plans for the year ended December 31, 2023:

				Weighted
			Weighted-	Average
		Weighted-	Average	Remaining
		Average	grant-date	Contractual	Aggregate
	Number of	Exercise	Fair Value	Term	Intrinsic
Options Granted to Employees and Directors	Options	Price	per Option	(Years)	Value
		RMB	RMB		RMB
Outstanding, December 31, 2022	8,876,466	8.11	15.06	6.23	31,347
Granted	2,105,026	2.80	3.23	—	—
Forfeited	298,790	1.98	11.31	—	—
Expired	—	—	—	—	—
Exercised	605,577	0.09	27.89	—	—
Cancelled	—	—	—	—	—
Outstanding, December 31, 2023	10,077,125	7.66	11.93	5.95	6,302
Vested and expected to vest as of December 31, 2023	10,077,125	7.66	11.93	5.95	6,302
Vested as of December 31, 2023	8,906,335	8.75	12.54	5.67	4,733

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

13	Share-based compensation (continued)

Share options (continued)

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2022 and 2023 and the option’s respective exercise price.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2021, 2022 and 2023 were RMB24.61, RMB6.41 and RMB3.23 (US$0.45), respectively.

The aggregate unrecognized share-based compensation expense was RMB3,498 (US$493) as of December 31, 2023, which the Company expects to recognize over an estimated weighted-average period of 1.31 years.

The Company estimates the fair value of each award on grant date using the binomial option pricing model. The binominal model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Subsequent to the IPO, fair value of the common shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The Company recognizes share-based compensation expense using the accelerated recognition method over the requisite service period, which is generally subject to graded vesting.

The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023
Risk-free interest rate	0.94% - 1.70%	1.87%-3.75%	3.45%
Dividend yield	0%	0%	0%
Expected volatility	47.45% - 56.62%	55.99%-56.79%	56.55%
Weighted average expected volatility	50.26%	56.15%	56.55%
Expected exercise multiple	2.2 - 2.8	2.2-2.8	2.5
(i)	Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.
(ii)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(iii)	Expected volatility – Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(iv)	Expected exercise multiple – Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

13	Share-based compensation (continued)

Restricted share units

Starting from 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).

A summary of the restricted share units for the year ended December 31, 2023 was stated below:

		Weighted-	Weighted
		Average	Average
		grant-date	Remaining
	Number of	Fair Value	Contractual	Aggregate
	Share	per Restricted	Term	Intrinsic
Restricted Share Units Granted to Employees and Directors	Units	Share Unit	(Years)	Value
		RMB		RMB
Outstanding, December 31, 2022	199,963	9.81	9.80	1,337
Granted	1,016,031	1.74	—	—
Forfeited	57	10.10	—	—
Expired	—	—	—	—
Vested	199,875	10.00	—	—
Cancelled	—	—	—	—
Outstanding, December 31, 2023	1,016,062	1.71	9.68	1,511
Vested and expected to vest as of December 31, 2023	1,016,062	1.71	9.68	1,511

The weighted average grant-date fair value per restricted share unit granted for the years ended December 31, 2021, 2022 and 2023 were RMB13.92, RMB9.55 and RMB1.74 (US$0.25), respectively.

As of December 31, 2023, there was RMB1,149 (US$162) of unrecognized share-based compensation cost related to restricted shares units, which the Company expects to recognize over an estimated weighted-average period of 0.68 year.

The aggregate fair value of options and restricted share units vested and recognized as expenses for the years ended December 31, 2021, 2022 and 2023 were RMB30,212, RMB15,515 and RMB11,574 (US$1,630), respectively.

Total intrinsic value of options and restricted share units exercised/vested for the years ended December 31, 2021, 2022 and 2023 were RMB24,640, RMB7,821 and RMB2,976 (US$419), respectively.

Total compensation costs recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenue	41	2	3	—
Research and development	13,801	368	2,764	389
Sales and marketing	2,609	1,188	850	120
General and administrative	13,761	13,957	7,957	1,121
Total	30,212	15,515	11,574	1,630

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s BVI incorporated subsidiaries are not subject to tax on income or capital gains arising in BVI. In addition, upon payments of dividends by this entity to its shareholders, no BVI withholding tax will be imposed.

Singapore

Under the Singapore tax laws, the subsidiary in Singapore is subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

Hong Kong

Under the Hong Kong tax laws, the subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The HNTE certificate of the VIE was obtained in December 2019 and expired in December 2021. The VIE re-applied and obtained the HNTE certificate with a validity period of three years starting December 2022 onwards. It was entitled to the preferential rate of 15% for 2021,2022 and 2023. In early 2021, the WFOE was recognized as an HNTE and was eligible for 15% preferential tax rate from 2020 to 2022. The WFOE re-applied and obtained the certificate of high and new technology enterprise with a validity period of three years starting December 2023. SendCloud was recognized as an HNTE in November 2021 and was classified as “small and micro businesses” in 2022. It enjoyed a preferential tax rate of 20% with a discount to taxable income for 2022 and was eligible for 15% preferential tax rate in 2021 and 2023. Ifaxin (Hubei) Cloud Computing Co. Ltd. (“Ifaxin”), a subsidiary of SendCloud, obtained the HNTE certificate with a validity period of three years starting from December 2021 onwards.

The Company’s loss before income taxes consists of:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cayman Islands	(23,555)	(21,516)	(16,192)	(2,282)
British Virgin Islands	(2)	(13)	—	—
Hong Kong	(1,564)	(2,540)	(1,982)	(279)
Singapore	—	34	96	14
China	(115,431)	(84,870)	(46,476)	(6,546)
Total loss before income taxes	(140,552)	(108,905)	(64,554)	(9,093)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

Composition of income tax expense

The current and deferred portions of income tax (expense)/benefit included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expense	(32)	(26)	(3)	—
Deferred tax benefit	—	481	1,889	266
Total income tax (expense)/ benefit	(32)	455	1,886	266

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Loss before income tax	(140,552)	(108,905)	(64,554)	(9,093)
Income tax expense computed at PRC statutory rate (25%)	(35,138)	(27,226)	(16,139)	(2,273)
International tax rate differential	6,023	5,596	4,206	592
Preferential tax rate	21,437	5,518	10,613	1,495
Deferred tax items tax rate differential	(22,935)	(5,399)	(6,502)	(916)
Research and development super-deduction	(32,595)	(28,463)	(26,393)	(3,717)
Non-deductible expenses	8,092	4,367	3,438	483
Deferred tax expenses	—	(679)	49	7
Non-taxable income	—	(157)	—	—
Recognition of prior year tax loss	(4,851)	—	—	—
Changes in valuation allowance	59,999	45,988	28,842	4,063
Income tax expense/(benefit)	32	(455)	(1,886)	(266)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets
Provision for credit losses	12,127	5,463	769
Share of loss from equity method investments	—	113	16
Accrued expenses	12,411	7,907	1,114
Net operating loss carry forward	282,098	320,122	45,089
Government grants related to assets	2,113	3	—
Property and equipment depreciation	—	20	3
Estimated liabilities	426	—	—
Lease liabilities	3,533	817	115
Less: Valuation allowance	(295,401)	(324,243)	(45,669)
Total deferred tax assets	17,307	10,202	1,437
Deferred tax liabilities
Property and equipment depreciation	(1,636)	(19)	(3)
Net unrealized gain on equity investments held	(4,332)	—	—
Operating lease right-of-use assets	(3,049)	(678)	(95)
Intangible assets arising from acquisition	(4,856)	(4,288)	(604)
Loan interest income	(8,258)	(8,139)	(1,147)
Total deferred tax liabilities	(22,131)	(13,124)	(1,849)
Net deferred tax assets	—	1,072	151
Net deferred tax liabilities	(4,824)	(3,994)	(563)

The Company operates through its WFOE, the VIE and the subsidiaries of the VIE, and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss or had incurred losses since inception and are not forecasting profits in the near future as of December 31, 2022 and 2023. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Company had deferred tax assets related to net operating loss carry forwards of RMB282,098 and RMB320,122 (US$45,089) from its WFOE and the VIE in China as of December 31, 2022 and 2023, which can be carried forward to offset taxable income. The net operating losses of its WFOE and the VIE will expire in years 2024 to 2033 if not utilized for the subsidiaries in China. For the subsidiary in Hong Kong, the net operating losses are indefinite to be utilized.

The Company had taxable outside basis differences related to the aggregate undistributed earnings for distribution in China were nil and RMB2,531 for each of the years ended December 31, 2022 and 2023, which can be recovered tax-free by dividend distribution between the subsidiaries of the VIE in China. Therefore, the deferred tax liabilities are not recognized.

As of December 31, 2022 and 2023, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2022 and 2023. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In accordance with relevant PRC tax administration laws, the tax year from 2018 through 2023 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

15	Commitments and contingencies

Capital commitments

As of December 31, 2023, the Company did not have any non-cancellable purchase commitments.

16	Share capital

During the year ended December 31, 2021, no ADS were repurchased by the Company. As of December 31, 2021, total share repurchased under the 2018 Repurchase Plan was an aggregate of 46,030 ADSs, representing 613,737 Class A common shares.

During the year ended December 31, 2022, the Company had repurchased under the 2022 Repurchase Plan an aggregate of 13,673 ADSs, representing 182,313 Class A common shares.

During the year ended December 31, 2023, the Company had repurchased under the 2022 Repurchase Plan and 2023 Repurchase Plan an aggregate of 127,987 ADSs, representing 1,706,493 Class A common shares. As of December 31, 2023, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase price on the consolidated balance sheets.

As at December 31, 2022, there were 62,731,971 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

As at December 31, 2023, there were 61,831,753 and 17,000,189 Class A and Class B ordinary shares outstanding respectively.

Every three of ADSs represent forty Class A common shares.

Basic and diluted loss per share is calculated as follows:

	For the year ended		For the year ended
	December 31, 2021		December 31, 2022		For the year ended December 31, 2023
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(110,258)	(30,326)	(84,032)	(22,932)	(48,851)	(6,881)	(13,247)	(1,866)
Net loss attributable to common shareholders	(110,258)	(30,326)	(84,032)	(22,932)	(48,851)	(6,881)	(13,247)	(1,866)
Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	61,809,501	17,000,189	62,296,172	17,000,189	62,688,838	62,688,838	17,000,189	17,000,189
Basic and diluted loss per share	(1.78)	(1.78)	(1.35)	(1.35)	(0.78)	(0.11)	(0.78)	(0.11)

For the years ended December 31, 2021, 2022 and 2023, the two-class method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.

The effect of all outstanding share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 as their effects would be anti-dilutive.

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

The Company entered into a put option agreement with the NCI shareholders, with respect to SendCloud’s retained equity. Pursuant to the put option agreement, the NCI shareholders have the right to sell all of SendCloud’s retained equity to the Company within 90 days after SendCloud’s fiscal year ending December 31, 2024, if SendCloud has met each of the annual revenue and net income performance targets from 2022 to 2024.

As the noncontrolling interests are redeemable by such NCI shareholders upon the occurrence of certain events that are not solely within the control of the Company, it was classified as mezzanine equity and the Company recognized the redeemable noncontrolling interest at its fair value of RMB31,397 at the acquisition date.

In December 2023,the NCI shareholders of SendCloud and the Company executed a supplement agreement whereby the NCI shareholders relinquished their rights to put their retained equity back to the Company. As a result, the carrying value of the redeemable noncontrolling interests of RMB30,701 (US$4,324) were reclassified as noncontrolling interests within permanent equity.

The following table presents the activity of the redeemable noncontrolling interests balance for the years ended December 31, 2022 and 2023:

	2022	2023
	RMB	RMB	US$
Balance as of January 1	—	30,552	4,303
Initial fair value of redeemable noncontrolling interests	31,397	—	—
Net loss attributable to redeemable noncontrolling interests	(1,486)	(42)	(6)
Adjustment of redeemable noncontrolling interests to redemption value	641	191	27
Reclassification to permanent equity	—	(30,701)	(4,324)
Balance as of December 31	30,552	—	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

18	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

Details of related party balances as of December 31, 2022 and 2023 are as follows:

18.1 Amounts due from related parties

		As of December 31,
		2022	2023
		RMB	RMB	US$
Guangzhou Tianlang Network Technology Co., Ltd.		255	—	—
Total amounts due from related parties	(i)	255	—	—

Details of related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:

18.2 Transactions with related parties

		For the year ended December 31,
		2021	2022	2023
		RMB	RMB	RMB	US$
Services provided to:	(i)
Guangzhou Tianlang Network Technology Co., Ltd.		100	400	—	—
(i)	The Company entered into agreements with Guangzhou Tianlang Network Technology Co., Ltd. to provide advertising services and JG Alliance service in 2021 and 2022. Guangzhou Tianlang Network Technology Co., Ltd. has been deregistered in 2023.

19	Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Developer Services:
Subscription	155,394	160,722	173,523	24,440
Value-Added Services	97,465	74,509	31,129	4,384
Vertical Applications	104,463	93,591	85,580	12,054
Total revenues	357,322	328,822	290,232	40,878

For the years ended December 31, 2021, 2022 and 2023, revenues recognized at a point in time are RMB222,856, RMB191,587 and RMB163,262 (US$22,995), respectively. For the years ended December 31, 2021, 2022 and 2023, revenues recognized over time are RMB134,466, RMB137,235 and RMB126,970 (US$17,883), respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

20	Other income (expenses)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Government grants	20,879	31,531	10,361	1,459
Disposal loss of long-term investment	—	—	(10,754)	(1,515)
Impairment of long-term investments (Note 8)	(25,370)	(6,726)	(8,505)	(1,198)
Credit losses for loans receivable	(528)	(705)	(6,660)	(938)
Income from ADR profit-sharing program	2,111	2,207	1,336	188
Others	—	11	592	84
Total	(2,908)	26,318	(13,630)	(1,920)

21	Fair value measurements

Assets and liabilities measured or disclosed at fair value

The Company’s non-financial long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. The Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial assets. The Company measures non-recurring fair value measurements as of the observable transaction dates. The fair value (Level 2) was evaluated for certain property and equipment based on quoted prices for similar assets in markets that are not active.

The Company measures certain financial assets, including equity method investments and equity securities accounted for at fair value using measurement alternative at fair value on a non-recurring basis only if an impairment loss or upward valuation were to be recognized.

For the year ended December 31, 2022, assets measured at fair value are summarized below:

		Fair value measurement at December 31, 2022 using
			Significant
		Quoted prices in	other
	Total Fair	active markets	observable	Significant
	Value at	for identical	inputs	unobservable	Fair value
	December 31, 2022	assets (Level 1)	(Level 2)	inputs (Level 3)	adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	(6,726)
Property and equipment, net (ii)	10,991	—	10,991	—	(22,400)
Total assets measured at fair value	10,991	—	10,991	—	(29,126)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

21	Fair value measurements (continued)

Assets and liabilities measured or disclosed at fair value (continued)

For the year ended December 31, 2023, assets measured at fair value are summarized below:

Fair value measurement at December 31, 2023 using
Significant
			Quoted prices in	other
	Total Fair		active markets	observable	Significant
	Value at		for identical	inputs	unobservable	Fair value
	December 31, 2023		assets (Level 1)	(Level 2)	inputs (Level 3)	adjustment
	RMB	USD	RMB	RMB	RMB	RMB
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	—	(8,505)
Total assets measured at fair value	—	—	—	—	—	(8,505)
(i)

When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. For the years ended December 31, 2022 and 2023, the Company recognized full impairment charges to reduce the carrying values of certain equity investments to nil due to the significant deterioration in the investees’ operational performance and financial position, liquidity concerns and/or substantial doubt regarding the investees’ ability to continue as a going concerns.

(ii)

The property and equipment impairment loss was a result of the “Going -Cloud” project undertaken, and was included in the consolidated statement of comprehensive loss for the year ended December 31, 2022. The Company’s “Going-Cloud” project is a transition to use cloud based servers for a portion of our infrastructure needs, whereas the Company completely operated and maintained self-owned servers previously. The property and equipment impaired in 2022 have been disposed in 2023.

22	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and the subsidiaries of the VIE.

Under PRC law, the Company’s subsidiary, the VIE, and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts of net assets restricted include the paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB457,721 (US$64,469) as of December 31, 2023.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

23	Condensed financial information of the parent company

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Long-term investments” and the subsidiaries’ and VIE’s losses as “Share of losses of the subsidiaries and VIE” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

23	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2022	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	33,871	3,328	469
Due from the entities within the Group	7,655	8,273	1,165
Prepayments and other current assets	20,331	7,048	993
Total current assets	61,857	18,649	2,627
Non-current assets:
Long-term investments	334,988	296,579	41,772
Other non-current assets	—	5,055	712
Total non-current assets	334,988	301,634	42,484
Total assets	396,845	320,283	45,111
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	3,850	2,159	304
Due to the entities within the Group	265,305	244,576	34,448
Total current liabilities	269,155	246,735	34,752
Total liabilities	269,155	246,735	34,752
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2022 and 2023; 4,920,000,000 shares authorized as of December 31, 2022 and 2023, 62,731,971 shares and 61,831,753 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	39	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2022 and 2023; 30,000,000 shares authorized as of December 31, 2022 and 2023, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2022 and 2023)	11	11	2
Treasury shares (182,313 and 1,429,341 class A common shares as of December 31, 2022 and 2023, respectively)	(1,689)	(2,453)	(345)
Additional paid-in capital	1,037,007	1,045,397	147,240
Accumulated deficit	(925,982)	(988,669)	(139,251)
Accumulated other comprehensive income	18,304	19,223	2,708
Total shareholders’ equity	127,690	73,548	10,359
Total liabilities and shareholders’ equity	396,845	320,283	45,111

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

23	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	—	—	—	—
Sales and marketing	(553)	(272)	(517)	(73)
General and administrative	(17,785)	(12,443)	(11,430)	(1,610)
Share of losses of the subsidiaries and VIE	(117,029)	(85,448)	(45,933)	(6,470)
Total operating expenses	(135,367)	(98,163)	(57,880)	(8,153)
Loss from operations	(135,367)	(98,163)	(57,880)	(8,153)
Foreign exchange loss, net	(3,351)	(2,467)	(61)	(9)
Interest income	363	43	34	5
Interest expense	(7,820)	(1,985)	—	—
Other loss	(469)	(5,230)	(4,191)	(590)
Change in fair value of foreign currency swap contract	6,060	838	—	—
Loss before income taxes	(140,584)	(106,964)	(62,098)	(8,747)
Income tax expenses	—	—	—	—
Net loss	(140,584)	(106,964)	(62,098)	(8,747)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net loss attributable to common share holders	(140,584)	(106,964)	(62,098)	(8,747)
Other comprehensive income
Foreign currency translation adjustments	1,638	5,853	919	129
Total other comprehensive income, net of tax	1,638	5,853	919	129
Comprehensive loss	(138,946)	(101,111)	(61,179)	(8,618)

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(24,383)	195,530	(23,234)	(3,272)
Net cash used in investing activities	(4,859)	(2,690)	—	—
Net cash used in financing activities	(54,520)	(153,040)	(3,651)	(514)
Effect of exchange rate changes	4,361	(18,651)	(3,658)	(516)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(79,401)	21,149	(30,543)	(4,302)
Cash and cash equivalents and restricted cash at the beginning of year	92,123	12,722	33,871	4,771
Cash and cash equivalents and restricted cash at the end of year	12,722	33,871	3,328	469