Form 20-F
period 2024-12-31
Aurora Mobile Ltd
filed 2025-04-03
CIK 1737339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park,

Nanshan District, Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive offices)

Shan-Nen Bong,Chief Financial Officer

31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park,

Nanshan District, Shenzhen, Guangdong 518057

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

As of December 31, 2024, there were 80,041,689 common shares outstanding, par value of US$0.0001 per share, being the sum of 63,041,500 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes    ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes    ☒  No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, every 3 of which represent 40 Class A common shares. On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares. Except otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report;
●	“AI” are to artificial intelligence;
●	“Aurora” are to Aurora Mobile Limited, our Cayman Islands holding company;
●	“BVI” are to the British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;
●	“Class A common shares” are to our Class A common shares of par value US$0.0001 per share;
●	“Class B common shares” are to our Class B common shares of par value US$0.0001 per share;
●	“common shares” are to our common shares, par value US$0.0001 per share;
●	“customers” in a given period are to those that purchase at least one of our paid-for SAAS Businesses during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;
●	“SAAS Businesses” are to our developer services and vertical applications;
●	“VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, including its subsidiaries, Wuhan SendCloud Technology Co., Ltd., or Wuhan SendCloud, and Ifaxin (Hubei) Cloud Co., Ltd., or Ifaxin;
●	“WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SAAS” are to Software-as-a-Service;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	our ability to continually develop new technology, services and products and keep up with changes in the industries in which we operate;
●	the expected growth of the mobile internet industry and the mobile app developer services market in China;
●	the expected growing application of big data technology in China, including in areas such as mobile online marketing, financial risk management and market intelligence services;
●	our expectations regarding demand for and market acceptance of our SAAS Businesses;
●	our ability to protect and enforce our intellectual property rights;
●	our expectations regarding our relationships with app developers, customers, strategic partners and other stakeholders;
●	competition in our industry;
●	government policies and regulations relating to our industry; and
●	fluctuations in general economic and business conditions in China and globally.

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

Our Holding Company Structure and Contractual Arrangements with the VIE

Aurora Mobile Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entity, or the VIE. We conduct our operations in mainland China primarily through our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and the VIE with which we have maintained contractual arrangements. Our value-added telecommunications services businesses in mainland China have been conducted through the VIE in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in mainland China prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and their shareholders to control the business operations of the VIE. Investors in our ADSs are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. As used in this annual report, “Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries. We refer to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, including its subsidiaries, as the “VIE,” and to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush, as our “WFOE” in this annual report.

We, through our WFOE, have entered into a series of contractual arrangements with the VIE and the nominee shareholders of the VIE. These contractual arrangements enable us to: (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that could potentially be significant to the VIE in consideration for the services provided by our WFOE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2022, 2023 and 2024, we derived 96.7%, 95.0% and 90.7% of our external revenues from the VIE, respectively.

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

The legal environment in mainland China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations,” “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Our business may be significantly affected by the PRC Foreign Investment Law of mainland China.”

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

In addition, the VIE is owned principally by Mr. Weidong Luo, who holds 80% of the equity interest in the VIE. Mr. Luo also has 75.7% of the total voting power of Aurora. Accordingly, the enforceability of the various contracts described above by our company against the VIE is dependent upon Mr. Luo. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to direct the business operations of the VIE. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in mainland China are held by the VIE. A significant part of our revenues is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We and the VIE face various risks and uncertainties related to doing business in mainland China. Our and the VIE’s business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy as disclosed in this annual report. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 28, 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. These measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. These measures remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the Cyberspace Administration of China has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. Because the Regulations on Network Data Security Administration was newly adopted, uncertainty exists as to how it will be interpreted and implemented by the competent PRC governmental authorities and to what extent they will affect our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of trading of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Aurora is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIE. As a result, Aurora’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the law of mainland China, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on mainland China’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. As of the date of this annual report, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to our investors. The net liabilities of the VIE, in which we have no legal ownership, amounted to RMB358 million, RMB398 million and RMB159 million (US$22 million) as of December 31, 2022, 2023 and 2024, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and the VIE, to Aurora and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulation of mainland China on loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment”

Our subsidiaries and the VIE conduct business transactions that include provision of services and intercompany loans, and collection of employee’s individual income tax from the exercise of share options, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our subsidiaries and the VIE are summarized below:

	For the year ended December 31,
	2022	2023	2024

	(RMB in thousands)
Repayment of loans and interests by the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	80,620	65,532	—
Employee’s individual income tax from the exercise of share options from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	52	16	12
Intercompany receivables from VIE and VIE’s subsidiaries to WFOE and other subsidiaries	168,830	—	44,871
Intercompany receivables from WFOE and other subsidiaries to VIE and VIE’s subsidiaries	—	31,400	—

With respect to intercompany loans, the VIE didn’t received cash from our WFOE for the years ended December 31, 2022, 2023 and 2024, and repaid cash to our WFOE amounted to RMB80.6 million, RMB65.5 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively. With respect to the collection of employee’s individual income tax from the exercise of share options, the VIE received cash from our WFOE amounted to RMB52 thousand, RMB16 thousand and RMB12 thousand (US$2 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively, which were then remitted to local tax authorities on behalf of our employees. With respect to intercompany receivables from the VIE to our subsidiaries, the VIE and VIE’s subsidiaries paid cash to our WFOE and other subsidiaries amounting to RMB168.8 million and RMB44.9 million (US$6.2 million) for the years ended December 31, 2022 and 2024, respectively, and received cash from our WFOE and other subsidiaries amounting to RMB31.4 million for the year ended December 31, 2023.

We have established stringent cash management policies and procedures for cash flows within our organization. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the VIE is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Cash is transferred through our organization primarily in the manner as follows: (i) Aurora may transfer funds to the WFOE, Shenzhen JPush, through its Hong Kong subsidiary, KK Mobile Investment Limited, by additional capital contributions or shareholder loans, as the case may be, (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions, (iii) the VIE may repay loans to the WFOE at a fixed annual rate, and (iv) the WFOE may make dividends or other distributions to Aurora through KK Mobile Investment Limited. Our management is directly supervising cash management. The VIE initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department examine the needs of cash and submit it to the director of financial department or the CEO for final approval. To ensure liquidity, there is no limit on the amount of cash that can be transferred through our organization. However, the annual cash flow plan between the VIE and our WFOE will be determined based on our annual business objectives approved by the board of directors and approved by the CEO. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings. See “—Our Holding Company Structure and Contractual Arrangements with the VIE” and “—Financial Information Related to the VIE, Parent and Its Subsidiaries.”

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

Financial Information Related to the VIE, Parent and Its Subsidiaries

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2022, 2023 and 2024.

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended December 31, 2024
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	306,884	80,874	(71,588)	316,170
Income/(loss) from subsidiaries and VIE	373	—	—	(373)	—
Net (loss)/income	(7,046)	2,266	(1,616)	(373)	(6,769)

	For the year ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	285,304	70,864	(65,936)	290,232
Loss from subsidiaries and VIE	(45,933)	—	—	45,933	—
Net loss	(62,098)	(45,313)	(1,190)	45,933	(62,668)

	For the year ended December 31, 2022
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	322,066	82,889	(76,133)	328,822
Loss from subsidiaries and VIE	(85,448)	—	—	85,448	—
Net loss	(106,964)	(75,486)	(11,448)	85,448	(108,450)

Selected Condensed Consolidating Schedule of Financial Position

	As of December 31, 2024
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	3,291	84,136	31,744	—	119,171
Restricted cash	—	—	376	—	376
Total current assets	20,776	377,781	685,803	(899,745)	184,615
Investments in subsidiaries	269,704	—	2,065,578	(2,335,282)	—
Total non-current assets	309,220	144,091	2,075,389	(2,335,282)	193,418
Total assets	329,996	521,872	2,761,192	(3,235,027)	378,033
Total liabilities	262,074	680,377	257,170	(920,986)	278,635
Total equity/(deficit)	67,922	(158,505)	2,504,022	(2,314,041)	99,398
Total liabilities and equity	329,996	521,872	2,761,192	(3,235,027)	378,033

	As of December 31, 2023
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	3,328	82,860	28,333	—	114,521
Restricted cash	—	132	354	—	486
Total current assets	18,649	347,537	689,789	(886,399)	169,576
Investments in subsidiaries	262,697	—	1,802,075	(2,064,772)	—
Total non-current assets	301,634	141,615	2,004,235	(2,266,873)	180,611
Total assets	320,283	489,152	2,694,024	(3,153,272)	350,187
Total liabilities	246,735	887,572	218,139	(1,105,980)	246,466
Total equity/(deficit)	73,548	(398,420)	2,475,885	(2,047,292)	103,721
Total liabilities and equity	320,283	489,152	2,694,024	(3,153,272)	350,187

	As of December 31, 2022
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	33,871	64,719	17,538	—	116,128
Restricted cash	—	132	—	—	132
Total current assets	61,857	352,224	639,818	(877,256)	176,643
Investments in subsidiaries	296,231	—	1,772,026	(2,068,257)	—
Total non-current assets	334,988	212,196	2,034,537	(2,325,257)	256,464
Total assets	396,845	564,420	2,674,355	(3,202,513)	433,107
Total liabilities	269,155	922,390	231,292	(1,147,972)	274,865
Redeemable noncontrolling interests	—	30,552	—	—	30,552
Total equity/(deficit)	127,690	(388,522)	2,443,063	(2,054,541)	127,690
Total liabilities, redeemable noncontrolling interests and equity	396,845	564,420	2,674,355	(3,202,513)	433,107

Selected Condensed Consolidating Schedules of Cash Flows

	For the Year Ended December 31, 2024
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash provided by/ (used in) operating activities	6,282	2,580	(321)	—	8,541
Net cash used in investing activities	—	(4,436)	(939)	—	(5,375)
Net cash (used in)/ provided by financing activities	(1,775)	3,000	—	—	1,225
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(4,544)	—	(4,693)	—	149
Net change in cash and cash equivalents and restricted cash	(37)	1,144	3,433	—	4,540
Cash, cash equivalents and restricted cash at the beginning of year	3,328	82,992	28,687	—	115,007
Cash, cash equivalents and restricted cash at the end of year	3,291	84,136	32,120	—	119,547

	For the Year Ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash (used in)/ provided by operating activities	(23,234)	55,921	(50,594)	—	(17,907)
Net cash provided by investing activities	—	22,120	57,906	(54,900)	25,126
Net cash used in financing activities	(3,651)	(59,900)	—	54,900	(8,651)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(3,658)	—	3,837	—	179
Net change in cash and cash equivalents and restricted cash	(30,543)	18,141	11,149	—	(1,253)
Cash, cash equivalents and restricted cash at the beginning of year	33,871	64,851	17,538	—	116,260
Cash, cash equivalents and restricted cash at the end of year	3,328	82,992	28,687	—	115,007

	For the Year Ended December 31, 2022
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	195,530	(113,809)	(99,197)	—	(17,476)
Net cash (used in)/provided by investing activities	(2,690)	29,682	69,861	(70,000)	26,853
Net cash used in financing activities	(153,040)	(65,000)	—	70,000	(148,040)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(18,651)	—	18,992	—	341
Net change in cash and cash equivalents and restricted cash	21,149	(149,127)	(10,344)	—	(138,322)
Cash, cash equivalents and restricted cash at the beginning of year	12,722	213,978	27,882	—	254,582
Cash, cash equivalents and restricted cash at the end of year	33,871	64,851	17,538	—	116,260

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our and the VIE’s business and industry, including, but not limited to, the following:

●	Our historical performance may not be indicative of our future performance;

●	We have incurred net losses, which we may continue to experience in the future;
●	If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer;
●	If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected;
●	If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our operating results could be harmed;
●	Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects;
●	Our business depends on strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers;
●	The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs;
●	If we fail to keep up with rapid changes in technologies, our future success may be adversely affected; and
●	We may not be able to compete successfully with our current or future competitors.

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Aurora is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish interest in those operations. Our holding company in the Cayman Islands, our mainland China subsidiary, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
●	We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operations, which may not be as effective as direct ownership. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE;

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the law of mainland China; and
●	The shareholders of the VIE may have potential conflicts of interest with Aurora, which may materially and adversely affect our business and financial condition. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIE’s operations and the value of our ADSs;
●	We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations;
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us and the VIE to sanctions imposed by the PRC regulatory authority;
●	The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs. The PRC government may intervene or influence our and the VIE’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our historical performance may not be indicative of our future performance.

We started operation in 2012. Our ability to forecast our future results of operations may be limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We may not be able to achieve revenue growth. Our performance in recent periods may not be indicative of our future performance. We believe growth of our revenue depends on a number of factors, including our ability to:

●	attract new app developers and customers, including from diversified industry verticals, and retain and expand our relationships with existing app developers and customers on a cost-effective basis;

●	maintain the breadth of our ad publisher network and attract new publishers;

●	innovate and adapt our services and solutions to meet evolving needs of current and potential customers, including to respond to market trends;

●	maintain and increase our access to data necessary for the development and performance of our solutions;

●	maintain the proper functioning of SAAS Businesses which include developer Services and vertical applications, and other business initiatives as we continue to collect increasing amounts of data from a growing user base;

●	continually improve on the algorithms underlying the products and the technologies;

●	adapt to a changing regulatory landscape governing privacy matters;

●	keep pace with the new technological development in the industry;

●	invest sufficiently in our technology and infrastructure, at the pace required to support our growth;

●	productize new solutions;

●	introduce our services and solutions to new geographic markets;

●	increase awareness of our brand among more businesses; and

●	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We have incurred net losses, which we may continue to experience in the future.

We have incurred net losses since our inception, including loss from operations of RMB100.9 million, RMB40.5 million and RMB9.9 million (US$1.4 million) for the years ended December 31, 2022, 2023 and 2024, and net losses of RMB108.5 million, RMB62.7 million and RMB6.8 million (US$0.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future.

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

Additionally, the process of developing new technology and SAAS Businesses may be complex and uncertain, and if we fail to accurately predict developers’ and customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts. The enhancement of our existing services and SAAS Businesses could fail to attain sufficient market acceptance for many reasons, including:

●	the failure to accurately predict market or customer demands;

●	defects, errors or failures in the design or performance of our new products or product enhancements;

●	negative publicity about the performance or effectiveness of our SAAS Businesses;

●	delays in developing and enhancing existing products or releasing our new products to the market;

●	the introduction or anticipated introduction of competing products by our competitors;

●	poor business conditions for our customers, causing them to reduce or delay purchases; and

●	the perceived value of our services and SAAS Businesses relative to their cost.

To the extent we are not able to execute on our business model to timely and effectively develop and market our SAAS Businesses and other business initiatives to address these challenges, our business, operating results and financial condition will be adversely affected.

There can be no assurance that we will successfully identify new opportunities, develop and bring new SAAS Businesses and other business initiatives to market on a timely basis or achieve market acceptance of our services and products, or that products and technologies developed by others will not render our services obsolete or non-competitive.

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

Our future success depends in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customer adoption and renewals of our subscriptions, customer demand for our platform, the size, growth rate and expansion of this market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market for SAAS Businesses and other business initiatives any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. If we or other providers of similar services and products experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our service and products, especially SAAS Businesses, do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. In addition, according to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, China has established the National Data Bureau on October 25, 2023, which is administered by the National Development and Reform Commission, or the NDRC. The National Data Bureau is responsible for advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and pushing forward the planning and building of a digital China, the digital economy and a digital society. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the Cyber Security Law of mainland China and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreements and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the Cyber Security Law of mainland China and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop SAAS Businesses that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and our business partners. If any data that we and the VIE possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The measures and the Regulations on the Network Data Security Administration remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the measures and the regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If these measures and the enacted version of the regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we and the VIE face uncertainties as to whether these additional procedures can be completed by us or the VIE timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we and the VIE have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In August 2022, we entered a cooperation agreement with WhatsApp to enable our customers to access WhatsApp’s messaging channels through our platform. In the event our customers send message to the residents of the European Economic Area through these WhatsApp’s messaging channels, we would fulfill the data security protection obligations pursuant to regulations and customers’ requirements, and implement security protection measures to process the protected information, such as encrypting and desensitizing the data. As of the date of this annual report, we and the VIE have not been involved in any investigations or aware of any claims on such basis.

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

In addition, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. For instance:

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. These measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The measures remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the Cyberspace Administration of China has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. If we are subject to such a cybersecurity review, we may be ordered to suspend our business by disconnecting our products from our clients’ mobile apps, stopping developing new clients, businesses, among others. If we fail to pass the cybersecurity review, we may face penalties such as fines, orders to suspend business, suspension of business, closure of websites, revocation of business licenses and permits, and any of these could have a material adverse effect on our business and results of operations. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, we cannot rule out the possibility that we may be deemed to be a critical information infrastructure operator under the law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China. At this stage, we are unable to predict the possible consequences of the Regulations on Network Data Security Administration , if any, and we are monitoring and assessing the rulemaking process closely.

●	On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulations on Network Data Security Administration provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review for the listing of our securities in the United States pursuant to the Regulations on Network Data Security Administration.

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

In addition, if we do not handle product complaints appropriately, then our brand and reputation may suffer, app developers and customers may lose confidence in us and they may reduce or cease their use of our products. App developers and our customers may post and discuss on social media about internet-based products and services, including our products and platform. Our reputation depends, in part, on our ability to generate positive feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our products or platform upset these app developers and our customers, then their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our products or our platform could materially and adversely impact our ability to attract and retain users and customers, our business, results of operations and financial condition.

The promotion of our brand also requires us to make expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to our competitors and we may lose users and customers, all of which would adversely affect our business, results of operations and financial condition.

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

In addition, uncertainties remain as to the ownership and intellectual property protection of the AI-generated content and the use of AI-generated-content tools may result in potential copyright infringement and other legal issues. If we fail to obtain the necessary consents or permits in conjunction with our use of AI tools, whether due to the inability to identify or verify the appropriate rights holder or for any other reason, we may be found to have infringed on the rights of others, potentially resulting in claims for monetary damages, regulatory fines and penalties, or a reduction of content available to users.

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all relevant issues. PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis. The Administrative Provisions on the Deep Synthesis of Internet Information Services, issued by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and effective on January 10, 2023, require the providers of deep synthesis services to, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. The Provisional Measures on AI-Generated-Content Services, published on July 10, 2023 by seven governmental authorities including the Cyberspace Administration of China, also imposes compliance requirements for providers of generative AI services to fulfill their responsibilities as network information contents producers and fulfill their obligations of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the regulations. Non-compliance with these regulations may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of certain services.

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that a network data handler providing generative artificial intelligence services shall strengthen its security management of training data and training data handling activities and take effective measures to prevent and dispose of network data security risks.

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

Some of our existing competitors for SAAS Businesses have, and our potential competitors could have, substantial competitive advantages such as:

●	greater brand recognition, longer operating histories and larger user bases;

●	broader, deeper or otherwise more established relationships with technology, channel and business partners, including ad publishers and customers;

●	larger and more mature intellectual property portfolios;

●	larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; and

●	substantially greater financial, technical and other resources to provide support, to make acquisitions and to develop and introduce new products.

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

Although we seek to reduce the possibility of disruptions and other outages, our platform may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, our system may not be fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite the precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. Any interruption in the ability of app developers or customers to use our services and solutions could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and cause users to seek alternative products.

Our servers may experience downtime from time to time, which may adversely affect our operations, brands and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

We currently host our cloud service from third-party data center facilities operated by several different providers located in mainland China, Hong Kong, Singapore, Germany and the United States, etc. Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Impairment of, or interruptions in, our cloud services may reduce our revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if app developers, customers and potential customers believe our services are unreliable.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We may not be able to swiftly switch to new data centers or move customers from one data center to another if any adverse event were to occur. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of accumulated data and our business.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2024, within mainland China, we had 70 patent applications pending and 63 patents registered. We own 207 computer software copyrights, relating to various aspects of our SAAS Businesses. In addition, we have filed 16 trademark applications and have maintained 222 trademark registrations and 4 artwork copyrights in mainland China. We also registered 78 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

In addition, it is often difficult to create and enforce intellectual property rights in mainland China and other jurisdictions outside of the United States. Even where adequate laws exist in mainland China and other jurisdictions outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

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

We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, customers, employees or other individuals or entities, including claims of breach of contract or unfair competition. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Internet services and content providers such as ours are frequently involved in litigation based on intellectual property-related claims. Any potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract app developers and customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” The management report was not subject to attestation by our independent registered public accounting firm as we are a non-accelerated filer. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A common shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Our business partners, including publishers and third-party data service providers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, our business partners may affect our business activities and reputation and, in turn, our results of operations. For example, we collaborate with third-party data service providers who supplement our dataset and maintain a strict vetting process before engaging such third-party data service providers to ensure the integrity and quality data, but we cannot assure you that these service providers have accessed and processed data in a proper and legal manners and any non-compliance on their part may cause potential liabilities to us and disrupt our operations.

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

We adopted a stock incentive plan in July 2014, or the 2014 Plan, a stock incentive plan in March 2017, or the 2017 Plan, a stock incentive plan in December 2021, or the 2021 Plan, and a stock incentive plan in September 2023, or the 2023 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. Under the 2021 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 common shares. Under the 2023 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 Class A common shares. In 2022, 2023 and 2024, we recorded RMB15.5 million, RMB11.6 million and RMB4.2 million (US$0.6 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net loss and may increase our net loss in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed as the receiver of Silicon Valley Bank. We have not held funds at Silicon Valley Bank other than an immaterial amount as of December 31, 2024, and we have withdrawn all remaining funds from Silicon Valley Bank by March 31, 2023. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents may be impacted and could have a material adverse effect on our business and financial condition.

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

Aurora is a Cayman Islands exempted company and our mainland China subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in mainland China. As a result, the VIE in mainland China, namely Hexun Huagu including its subsidiaries, holds four value-added telecommunications business operation license as the value-added telecommunications service provider. We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that potentially could be significant to the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2022, 2023 and 2024, we derived 96.7%, 95.0% and 90.7% of our external revenues from the VIE, respectively.

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

The VIE contributed 96.7%, 95.0% and 90.7% of our consolidated total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

We are a holding company, and we may rely on dividends to be paid by our wholly-owned mainland China subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our Class A common shares and service any debt we may incur. If our wholly-owned mainland China subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under laws and regulations of mainland China, wholly foreign-owned enterprises in mainland China, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with mainland China’s accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on mainland China’s accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned mainland China subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

A significant majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally and by continued economic growth in China as a whole.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a significant majority all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiary to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our subsidiary in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the SAFE approval to use cash generated from the operations of our mainland China subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

On September 15, 2022, our board of directors authorized a share repurchase program, or the 2022 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or ADSs representing common shares during the 12 months that followed. In addition, our board of directors extended the 2022 Repurchase Plan until December 31, 2024 and also authorized a share repurchase program, or the 2023 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or American depositary shares representing common shares until December 31, 2024. On December 30, 2024, our board of directors approved a share repurchase program, or the 2024 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or ADSs representing common shares) during the 12-month period starting from January 1, 2025.

As of December 31, 2024, we had cumulatively repurchased approximately US$1.3 million of ADSs under the 2022 Repurchase Plan, the 2023 Repurchase Plan and the 2024 Repurchase Plan in aggregate. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 5,350 ADSs) and 17,000,189 Class B common shares, which represent 75.7% of our total voting power, as of February 28, 2025. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 28, 2025, we had 81,015,140 common shares outstanding, comprising of (i) 64,014,951 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 42,825,542 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares issued and outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have caused us to register under the Securities Act the sale of their shares while other holders may also demand registration in the future. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Our current operations are primarily conducted in mainland China. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

It is likely that we were classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A common shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, it is likely that we were a PFIC for the taxable year ended December 31, 2024, and, it is possible that we may be a PFIC for the current taxable year and for subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or Class A common shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In March 2022, we, through the VIE, acquired a majority equity interest of Wuhan SendCloud for a total cash consideration of RMB34.5 million. Wuhan SendCloud has been committed to providing tens of thousands of enterprise customers with efficient and secure email and SMS sending services, as well as accurate and timely relevant data reports. Ifaxin (Hubei) Cloud Co., Ltd., or Ifaxin, is a wholly-owned subsidiary of Wuhan SendCloud.

In June 2022, we set up a wholly-owned subsidiary, Meta Reality Limited, in the British Virgin Islands, and its wholly-owned subsidiary Metaverse Cloud Pte Ltd in Singapore. Metaverse Cloud Pte Ltd is primarily focused on the operation and expansion of our overseas business.

In July 2022, certain then shareholders of the VIE, Mr. Xiaodao Wang and Mr. Jiawen Fang, transferred their entire equity interests in the VIE to Mr. Guangyan Chen. We entered into a termination agreement of contractual agreements with the VIE and the then nominee shareholders of the VIE to terminate the previous contractual arrangements, and concurrently signed a series of new contractual arrangements with the VIE and its current nominee shareholders.

On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares.

Our principal executive offices are located at 31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Our telephone number at this address is +86 755-8388-1462. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

Overview

We are a leading provider of customer engagement and marketing technology services in mainland China. Through our developer services, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence, or AI, and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received “Golden Sailing Award” from GICC 2024, “ Equal Ocean 2024 GoGlobal Software Services Top 10,” “The Most Investment-worthy Artificial Intelligence Award” by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “Top 50 Service Institutions for Chinese Enterprises’ Overseas Expansion” awarded by China Overseas Development Association, the “2024 Technological Innovation Leadership Award” awarded by the 13th CFC Financial Summit and 2024 Amazing Innovation and Entrepreneurs Festival, the “Outstanding Enterprise Award for Digital Services” awarded by the 8th FMCG Retail Consumer Goods Digital Summit, the “2023 Industry Information Technology Application Leading Enterprise” from 2023 Sixth Conference on Application Innovation of Information Technology Industry, the “Outstanding SDK Product Case” awarded by China Academy of Information and Communications Technology, the “2023 Shenzhen Data Exchange Brand Data Provider” awarded by the Shenzhen Data Exchange, the “2023 Golden Sea Award for high-quality service providers supporting Chinese enterprises’ overseas business (EngageLab)” from the 7th GGCC Global Game Cooperation Conference, and the “Data Security and Personal Information Protection Innovative Practice Case” awarded by the 2023 China Network Civilization Conference

We provide a comprehensive suite of services to mobile app developers in mainland China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service, or SMS, one-click verification, and other services under JG Alliance. Our services had been used by approximately 767,000 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2024. We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,871,000 as of December 31, 2022 to over 1,919,000 as of December 31, 2023, and further to over 1,960,000 as of December 31, 2024.

Since our inception through December 31, 2024, we have accumulated data from over 78.6 billion installations of our software development kits, or SDKs, as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for Al-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and marketing effective insights from our data and to develop and refine our vertical applications. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of solutions that offer industry-specific, actionable insights for customers in a number of different areas with a primary focus on market intelligence and financial risk management. Our solutions include:

●	Market intelligence: We provide investment funds and corporations with real-time market intelligence solutions, such as our product iApp, which provides analysis and statistical results on the usage and trends of mobile apps in China.

●	Financial risk management: We assist financial institutions, licensed lenders and credit card companies in making informed lending and credit decisions.

We refer to the developer services and vertical applications collectively as the “SAAS Businesses.”

We operate and generate revenue from SAAS Businesses. We have built a robust technology infrastructure to support the usage of SAAS Businesses on a real-time basis. Our cloud servers are strategically located around the country to provide high-quality and cost-effective services across all telecom providers. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our Software-as-a-service, or SAAS, products with great stability, immense speed and high reliability.

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

Developer Services

We provide a comprehensive suite of services to mobile app developers in China. Starting from 2020, we further breakdown the Developer Service revenue into Subscription Service and Value-Added Service. Our subscription service under developer services provides core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and SMS, one-click verification and other services under JG Alliance. Our value-added service include both JG Alliance and Advertisement SAAS. The functionalities of our developer services are delivered in the form of SDKs that contain ready-to-use source codes and allow for simple integration into a wide variety of mobile apps. We also offer application programming interfaces, or APIs, that create connectivity and automate the process of message exchange between the mobile apps and our backend network. Moreover, we also provide app developers using our services with an interactive web-based service dashboard, allowing them to utilize and monitor our services through simple controls on an ongoing basis. Our developer services easily integrate with all types of mobile apps and support all major mobile operating systems, including iOS and Android. Through these functionalities, developers are able to accelerate the development and deployment of their apps into the market and focus their efforts on optimizing their app operations and improving end-user experience.

Our developer services had been used by a cumulative number of approximately 767,000 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2024. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,871,000 as of December 31, 2022 to over 1,919,000 as of December 31, 2023 and further to over 1,960,000 as of December 31, 2024. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received numerous awards, including the “Golden Sailing Award” from GICC 2024, “ Equal Ocean 2024 GoGlobal Software Services Top 10,” “The Most Investment-worthy Artificial Intelligence Award” by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “Top 50 Service Institutions for Chinese Enterprises’ Overseas Expansion” awarded by China Overseas Development Association, the “Outstanding SDK Product Case” awarded by China Academy of Information and Communications Technology, and the “2023 Golden Sea Award for high-quality service providers supporting Chinese enterprises’ overseas business (EngageLab)” from the 7th GGCC Global Game Cooperation Conference.

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

Leveraging our technology infrastructure built upon a network of cloud servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 12.1 billion messages to various app end users on an average daily basis in the three months ended December 31, 2024.

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

Developers can review JAnalytics results on our proprietary dashboard and receive certain results on their own backend system through APIs provided by us. Currently, we offer JAnalytics free of charge.

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

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

●	Volume—massive and ever-growing data pool. We had accumulated data from over 78.6 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2024.
●	Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 767,000 developers representing about 2.0 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2024. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.
●	Velocity—data timeliness. We access and process a large volume of data in real time. In December 2024, we captured data from approximately 1.9 billion monthly active SDKs. We define monthly active SDKs in a given period as the number of SDKs offered as part of our developer services and integrated into apps that have been installed on mobile devices, which have established active connection with our servers in the last month of the same period. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.
●	Veracity—data accuracy. Through our data processing platform, we cleanse, structure and encrypt raw data to ensure its accuracy. We also have strict policies and internal procedures in place to ensure our data security. Moreover, our data is not associated with a specific family of apps, which increases the unbiasedness of the data we capture.

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

●	Storage. We systematically organize and store unstructured data in our Hadoop server cluster. As part of our data security measures, original data is all stored on our local servers protected by firewalls.

●	Cleansing. The data processing platform cleanses data stored in our server cluster. Our cleansing system reduces noise in the unstructured data by detecting anomalies in the original data, evaluating data authenticity and sifting out non-usable, corrupted or redundant data.

●	Structuring. The data processing platform further structures cleansed data and stores it as structured datasets.

●	Encrypting. Our data processing platform then automatically encrypts device-level data to enhance data security.

●	Modeling. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our SAAS Businesses. In addition to basic tags, we can design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

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

Our Vertical Applications

Our vertical applications currently focus on market intelligence and financial risk management. Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. We are constantly evaluating market opportunities and will strategically expand our solution offerings that use our data and insights to increase productivity for additional industries and customers.

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

We have received numerous awards for our innovative vertical applications, including the “2024 Technological Innovation Leadership Award” awarded by the 13th CFC Financial Summit and 2024 Amazing Innovation and Entrepreneurs Festival, the “Outstanding Enterprise Award for Digital Services” awarded by the 8th FMCG Retail Consumer Goods Digital Summit, the “2023 Industry Information Technology Application Leading Enterprise” from 2023 Sixth Conference on Application Innovation of Information Technology Industry, the “2023 Shenzhen Data Exchange Brand Data Provider” awarded by the Shenzhen Data Exchange, and the “Data Security and Personal Information Protection Innovative Practice Case” awarded by the 2023 China Network Civilization Conference.

Market Intelligence

By leveraging our access to massive amounts of data relating to mobile app operations, our market intelligence solutions empower corporations and investors to make business and investment decisions.

We provide three versions of market intelligence solutions as follows:

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

Customers can subscribe to any version of our market intelligence solutions based on either the number of apps covered under the solution or the number of queries. Customers who subscribe to our market intelligence solution based on the number of apps covered can review the operating metrics of those apps they have subscribed to on our interactive dashboard. The query-based subscription package provides functions that accommodate ad hoc requests from customers and gives customers more flexibility when they want to search for and review the statistical results of a particular mobile app.

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

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses on a real-time basis. We utilize cloud servers provided by industry-leading third-party cloud service providers. Our domestic cloud servers are located in four cities, namely Guangzhou, Beijing, Shanghai and Qingdao, while we use cloud service from several overseas providers, including those located in Hong Kong, Singapore, Germany and the United States,to ensure broad network coverage and minimize disruptions in our services.

We have strategically selected our data center locations. For our core data centers in Beijing Guangzhou and Singapore, we employ advanced active-active data center architecture that allows multiple data centers to service the same application at any given time, maximizing continuous availability of our servers and minimizing instability caused by single point failure. Specifically, our active-active data center architecture effectively addresses problems that are commonly encountered when communications are transmitted cross-regionally and across different telecom providers in China.

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

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB154.5 million, RMB121.8 million and RMB94.8 million (US$13.0 million) of research and development expenses in 2022, 2023 and 2024, respectively.

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

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2022, 2023 and 2024, we had 6,060, 5,904 and 6,084 customers who purchased our SAAS Businesses within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for SAAS Businesses during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2022, 2023 and 2024.

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

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

●	Collaboration with media partners. We have established collaboration selectively with traditional and online media partners, published 167 corporate releases and product releases on media and also issued 32 data reports in 2024.

●	Offline events. We host and participate in various events, industry conferences and developer and industry salons in 2024, such as the World Internet Conference and the 2024 China Internet Conference, to develop and maintain relationships with industry participants and app developers.

●	Online channels. We also utilize online channels to deepen the interaction with developers, engage developers in our online communities and create more traffic for our follow-up marketing attempts.

●	Online customer acquisition. We conduct online targeted marketing for ourselves mainly in cooperation with our marketing partners. For example, we work with leading search engine companies to enable our potential customers to locate us more easily by searching certain keywords.

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

Our intellectual property rights are critical to our business. As of December 31, 2024, we have 70 patent applications pending in mainland China and own 207 computer software copyrights in mainland China, relating to various aspects of our SAAS Businesses. In addition, we have filed 16 trademark applications and maintained 222 trademark registrations and 78 artwork copyrights in China. We have also registered 78 domain names, including jiguang.cn, among others.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. According to these measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for these measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the measures (i.e., March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

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

The Ministry of Commerce and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), which became effective on November 1, 2024. The Negative List requires that any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the competent PRC government authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2024 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is unclear as to whether the aforesaid provisions will apply to the companies adopting contractual arrangements.

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

We are a Cayman Islands company and our businesses by nature in mainland China are mainly value-added telecommunication services, which are restricted for foreign investors by the Negative List (2024 Version). We conduct business operations that are restricted for foreign investment through the VIE.

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

Pursuant to the Negative List (2024 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2024 Version), any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2024 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call center services). Nonetheless, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted.

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

Internet Information Services

The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011 and December 6, 2024, regulate the provision of internet information services. According to these measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to these measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license concerning internet information services from the local authorities before engaging in the provision of any commercial internet information services in mainland China. In addition, if the internet information services involve provision of media, publication, and education that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for this license.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that a network data handler providing generative artificial intelligence services shall strengthen its security management of training data and training data handling activities and take effective measures to prevent and dispose of network data security risks.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. “Network data processing activities” refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulations on Network Data Security Administration provides no further explanation or interpretation as to how to determine what “may affect national security.”

The VIE, Hexun Huagu, including its subsidiaries, is an internet information services provider, and is therefore subject to the regulations relating to information security. The VIE has adopted data security, data recovery and backup measures to comply with these regulations and holds valid information security management system certificate of conformity (ISO 27001 certification). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—Security and privacy breaches may hurt our business.”

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

On March 10, 2023, the State Administration for Market Regulation promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effective on April 15, 2023. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. The Regulation on Fair Competition Review promulgated by the State Council on June 6, 2024 came into effect on August 1, 2024, which define the standards for fair competition review, stating that policy measures drafted by local governments must not restrict market access and exit, hinder the free flow of goods and factors, impact production and operational costs, or interfere with production and operational activities. The Regulations on Fair Competition Review also improve the fair competition review mechanism by adjusting and clarifying the division of responsibilities among government departments, and introducing procedural requirements such as the need to solicit public opinions when drafting policies that affect the public interest. The Regulations on Fair Competition Review strengthen the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including random checks, handling of complaints, inspections, interviews, and enforcement of legal responsibilities. As a supporting rule to the Regulations on Fair Competition Review, SAMR issued the Rules for Handling Complaints on Fair Competition Review on October 13, 2024, which immediately came into effect, further streamlining the complaint handling procedures and strengthening channels for reporting of fair competition concerns. On December 20, 2024, SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings, also known as the Guidelines for Review of Horizontal Concentrations, which outlines the rules regarding key factors for competition analysis, including evidence materials, relevant markets, market share and market concentration, unilateral effects, coordinated effects, potential competition, market entry, buyer power, efficiency, and other factors. According to the Guidelines for Review of Horizontal Concentrations, the anti-monopoly law enforcement agency will pay special attention to a horizontal concentration of undertakings in which the total market share of the relevant parties is between 25% and 50%. Specifically, for a horizontal concentration of undertakings in which the total market share of the relevant parties is between 35% and 50%, the anti-monopoly law enforcement agency is inclined to deem that the concentration has or may have the effect of excluding or restricting competition in the relevant market.

These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures and strengthened the legal responsibilities of the parties. Since such provisions are relatively new, uncertainty still remains as to the interpretation and implementation of such laws and regulations.

On May 6, 2024, SAMR issued the Interim Provisions Against Unfair Competition in Cyberspace, which became effective on September 1, 2024, classifying certain practices as new forms of unfair competition. These include traffic hijacking behaviors such as inserting links or forcibly redirecting users without the consent of other business operators. The provisions also prohibit actions that interfere with user choice by violating user intent, increasing operational complexity, or disrupting a seamless user experience. Additionally, the regulations identify as unfair competition practices that obstruct the legitimate provision of online products by other business operators, including blocking, closing, uninstalling, or restricting the operation of such products, implementing search demotions, engaging in reverse fake transactions, and creating malicious incompatibility. Because the Interim Provisions Against Unfair Competition in Cyberspace were newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

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

The VIE, Hexun Huagu, provides financial risk management solutions to its customers. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear, it is uncertain whether financial risk management solutions the VIE provides would be deemed to engage in personal credit reporting business. The VIE confirms that it has never provided credit information related to the mobile terminal user, such as credit transaction information, default frequency information, asset information, liability information, etc. to the customer, and as of the date of this annual report, has not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that the VIE will not be required in the future by the governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering its financial risk management solutions.

Regulations on Intellectual Property Rights

Software Registration

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in mainland China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by the National Copyright Administration on February 20, 2002 and effective since the same date, which was amended on June 18, 2004. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under the laws of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2024, we have registered copyrights to 207 software programs in mainland China.

Artwork Copyrights

The Copyright Law of mainland China, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, also provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In accordance with the Provisional Measures on Voluntary Registration of Works, which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2024, we have registered four artwork copyrights.

Domain Name

On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, the Ministry of Industry and Information Technology promulgated Administrative Measures for Internet Domain Names, which became effective as of November 1, 2017, which adopt “first to file” rule to allocate domain names to applicants, and provide that the Ministry of Industry and Information Technology shall supervise the domain names services nationwide and publicize mainland China’s domain name system. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other activities within the territory of the of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the Ministry of Industry and Information Technology became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of mainland China and the Cybersecurity Law of mainland China, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information. As of December 31, 2024, we have registered 78 domain names, 38 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2024, we have registered 222 trademarks and had filed 5 trademark applications in mainland China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002, 2010 and 2023 respectively, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2024, we have registered 63 patents and are in process of applying for 70 patents in mainland China.

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

Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2022, 2023 and 2024, we derived 96.7%, 95.0% and 90.7% of our external revenues from the VIE, respectively.

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

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 2,600 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Hong Kong, Wuhan, Singapore and Malaysia with a total floor area of approximately 1,800 square meters. These leases vary in duration from one to five years.

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

Our ability to increase the number of customers and average spending per customer

Our revenue depends on the changes in our number of customers and average spending per customer. We recorded total revenues of RMB328.8 million in 2022, RMB290.2 million in 2023 and RMB316.2 million (US$43.3 million) in 2024. Our number of customers decreased from 6,060 in 2022 to 5,904 in 2023, and increased to 6,084 in 2024 mainly due to strong demands in developer services. We define our customers in a given period as those that purchase at least one of our paid-for SAAS Businesses including developer service and vertical applications during the same period. The average spending per customer decreased from RMB54,261 in 2022 to RMB49,159 in 2023, and increased to RMB51,967 (US$7,120) in 2024. Our revenues from SAAS Businesses decreased in 2023 mainly due to reduced demand for value-added services and increased to RMB316.2 million (US$43.3 million) in 2024 mainly due to both the growth of demand in all business lines and the increase in the number of customers for our core Developer Subscription Services. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continually broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses, develop and productize new services and solutions, and effectively market and sell our services and solutions.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate revenue primarily from our SAAS Businesses. We recognized revenues of RMB328.8 million, RMB290.2 million and RMB316.2 million (US$43.3 million) from our SAAS Businesses in 2022, 2023 and 2024, respectively.

We generate SAAS Businesses revenues primarily by providing developer services and vertical applications. For developer service, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide push notification or instant messaging, or collectively, notification services, which we provide our customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

We primarily enter into consumption-based contracts with our customers to provide short message services, or SMS, one-click verification services, email services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification and email services based on the pre-agreed the rate per message or email and the number of messages or email delivered. We act as the principal in the SMS, one-click verification and email services in which we have control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we provided advertising services by connecting advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on several basis, including cost-per-action (“CPA”) basis, cost-per-mille (“CPM”), cost-per-sale (“CPS”) and cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. We act as the principal in the value-added services under which we have control over the fulfillment of the service and have discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

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

For vertical applications, we enter into agreements with our customers to provide data analytic solutions and there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. We primarily enter into subscription-based contracts with our customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain an unlimited volume of queries to our analytic results. The nature of our performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. We generally recognize revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as we provide subscription services throughout a fixed contract term.

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

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed rate per query and the number of queries delivered. When we receive a placed order, we recognize revenue at a point in time when the queries are processed, or the features are utilized by the customers.

Cost of revenues

Our cost of revenues currently consists primarily of channel cost associated with JG Alliance, purchase of short message, bandwidth and cloud cost, technical service cost, staff costs and depreciation of servers used for revenue generating services and solutions. In relation to our bandwidth and cloud cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2022	2023	2024

	(in thousands, except for percentage data)
Gross profit	RMB225,765	RMB199,286	RMB209,034	US$28,637
Gross margin	68.7%	68.7%	66.1%	66.1%

The gross margin remained stable in 2023 compared to that in 2022. The marginal decrease in gross margin in 2024 was mainly due to the increase in service cost associated with financial risk management business.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Research and development expenses	154,476	43.2	121,806	48.7	94,816	12,990	42.1
Sales and marketing expenses	98,324	27.4	82,705	33.1	84,900	11,631	37.7
General and administrative expenses	105,404	29.4	45,653	18.2	45,448	6,226	20.2
Total	358,204	100.0	250,164	100.0	225,164	30,847	100.0

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

Singapore

Under the Singapore tax laws, our subsidiary in Singapore is subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

Malaysia

Under the Malaysia tax laws, our subsidiary in Malaysia is subject to 24% income tax rate on its chargeable income accruing in or derived from Malaysia. Certain of the subsidiary in Malaysia is subject to partial income tax exemptions if certain conditions are met.

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

Mainland China

Generally, our WFOE, and VIE in mainland China are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting December 2022 onwards. The VIE’s subsidiary, Wuhan SendCloud, was classified as “small and micro businesses,” which enjoyed a preferential tax rate of 20% with a discount to taxable income for 2022, 2023 and 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	328,822	100.0	290,232	100.0	316,170	43,315	100.0
Cost of revenues(1)	(103,057)	(31.3)	(90,946)	(31.3)	(107,136)	(14,678)	(33.9)
Gross profit	225,765	68.7	199,286	68.7	209,034	28,637	66.1
Operating expenses:(1)
Research and development expenses	(154,476)	(47.0)	(121,806)	(42.0)	(94,816)	(12,990)	(30.0)
Sales and marketing expenses	(98,324)	(29.9)	(82,705)	(28.5)	(84,900)	(11,631)	(26.9)
General and administrative expenses	(105,404)	(32.1)	(45,653)	(15.7)	(45,448)	(6,226)	(14.4)
Total operating expenses	(358,204)	(108.9)	(250,164)	(86.2)	(225,164)	(30,847)	(71.2)
Other operating income	31,531	9.6	10,361	3.6	6,229	853	2.0
Loss from operations	(100,908)	(30.7)	(40,517)	(14.0)	(9,901)	(1,357)	(3.1)
Foreign exchange loss/(income), net	(2,866)	(0.9)	(18)	(0.0)	122	17	0.0
Interest income	2,321	0.7	1,200	0.4	2,881	395	0.9
Interest expense	(3,136)	(1.0)	(808)	(0.3)	(132)	(18)	(0.0)
Share of loss from equity method investment	—	—	(450)	(0.2)	—	—	—
Other (loss)/income	(5,213)	(1.6)	(23,991)	(8.3)	238	33	0.1
Gains from fair value change	897	0.3	30	—	133	18	0.0
Loss before income taxes	(108,905)	(33.1)	(64,554)	(22.2)	(6,659)	(912)	(2.1)
Income tax benefits/(expenses)	455	0.1	1,886	0.6	(110)	(15)	(0.0)
Net loss	(108,450)	(33.0)	(62,668)	(21.6)	(6,769)	(927)	(2.1)
Less: net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(1,486)	(0.5)	(570)	(0.2)	277	38	0.1
Net loss attributable to Aurora Mobile Limited’s shareholders	(106,964)	(32.5)	(62,098)	(21.4)	(7,046)	(965)	(2.2)

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenue	2	3	2	—
Research and development expenses	368	2,764	731	100
Sales and marketing expenses	1,188	850	138	19
General and administrative expenses	13,957	7,957	3,354	460
Total	15,515	11,574	4,225	579

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 9% from RMB290.2 million in 2023 to RMB316.2 million (US$43.3 million) in 2024. The increase was attributable to a 12% increase in revenue from our developer services and a 1% increase in revenue from vertical applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues

Our cost of revenues increased by 18% from RMB90.9 million in 2023 to RMB107.1 million (US$14.7 million) in 2024. The increase was mainly due to a RMB7.7 million increase in technical service cost, a RMB3.4 million increase in short message cost, a RMB1.7 million increase in cloud cost and a RMB1.3 million increase in media cost.

Gross profit

Our gross profit increased by 5% from RMB199.3 million in 2023 to RMB209.0 million (US$28.6 million) in 2024, mainly due to the revenue growth in all business lines.

Research and development expenses

Our research and development expenses decreased by 22% from RMB121.8 million in 2023 to RMB94.8 million (US$13.0 million) in 2024. The decrease was primarily due to a RMB15.5 million decrease in personnel costs, a RMB8.5 million decrease in bandwidth cost, a RMB4.9 million decrease in depreciation expense and a RMB3.9 million decrease in technical service expense. The impact is partially offset by a RMB7.1 million increase in cloud cost.

Sales and marketing expenses

Our sales and marketing expenses increased by 3% from RMB82.7 million in 2023 to RMB84.9 million (US$11.6 million) in 2024. The increase was primarily due to a RMB1.7 million increase in travel and entertainment expenses and a RMB1.3 million increase in personnel costs. The impact is partially offset by a RMB0.4 million decrease in depreciation expense.

General and administrative expenses

Our general and administrative expenses decreased by 0.4% from RMB45.7 million in 2023 to RMB45.4 million (US$6.2 million) in 2024. The marginal decrease was primarily due to a RMB7.3 million decrease in personnel costs and a RMB1.1 million decrease in amortization expense. The impact is partially offset by a onetime RMB7.6 million gain on disposal of property and equipment in 2023.

Net loss

As a result of the foregoing, we recorded a net loss of RMB6.8 million (US$0.9 million) for the year ended December 31, 2024, compared to a net loss of RMB62.7 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 12% from RMB328.8 million in 2022 to RMB290.2 million in 2023, primarily due to a 13% decrease in revenue from developer services (mainly due to reduced demand for value-added service) and a 9% decrease in revenue from vertical applications, mainly due to the sluggish market conditions.

Cost of revenues

Our cost of revenues decreased by 12% from RMB103.1 million in 2022 to RMB90.9 million in 2023. The decrease was mainly due to a RMB30.7 million decrease in media cost, partially offset by a RMB5.9 million increase in short message cost, a RMB8.7 million increase in technical service fee and a RMB2.5 million increase in cloud cost.

Gross profit

Our gross profit decreased by 12% from RMB225.8 million in 2022 to RMB199.3 million in 2023, mainly due to the decrease of value-added service revenue in 2023.

Research and development expenses

Our research and development expenses decreased by 21% from RMB154.5 million in 2022 to RMB121.8 million in 2023. The decrease was primarily due to a RMB12.8 million decrease in personnel costs, a RMB12.0 million decrease in bandwidth cost, and a RMB17.0 million decrease in depreciation expense. The impact is partially offset by a RMB11.3 million increase in cloud cost.

Sales and marketing expenses

Our sales and marketing expenses decreased by 16% from RMB98.3 million in 2022 to RMB82.7 million in 2023. The decrease was primarily due to a RMB17.0 million decrease in personnel costs.

General and administrative expenses

Our general and administrative expenses decreased by 57% from RMB105.4 million in 2022 to RMB45.7 million in 2023. The decrease was primarily due to a RMB22.4 million decrease in long-lived assets impairment, a RMB13.0 million decrease in personnel costs, a RMB8.8 million decrease in professional fee, and a one-time RMB7.6 million gain on disposal of property and equipment as we implemented the “Going Cloud” project and utilized more cloud servers instead of physical servers.

Net loss

As a result of the foregoing, we recorded a net loss of RMB62.7 million for the year ended December 31, 2023, compared to a net loss of RMB108.5 million for the year ended December 31, 2022.

Critical Accounting Policies

Revenue recognition

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

We primarily enter into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services, email services and value-added services. For SMS, we enable customers to send short messages to users for developer-user communication and authentication. For one-click verification services, we enable users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification and email services based on the pre-agreed rate per message or email and the number of messages or email delivered. We act as the principal in the SMS, one-click verification and email services in which we have control over the fulfillment of services. We recognize revenue on a gross basis and at the point in time when messages delivered. For value-added services, we provided advertising services by connecting advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on several basis, including cost-per-action (“CPA”) basis, cost-per-mille (“CPM”), cost-per-sale (“CPS”) and cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. We act as the principal in the value-added services in which we have control over the fulfillment of the service and discretion in establishing price. Accordingly, we recognize revenue on a gross basis and at a point in time once agreed actions are performed.

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

We primarily enter into consumption-based contracts with our customers to process the queries or provide features based on the customers’ requirements. The nature of our performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed rate per query and the number of queries delivered. When we receive a placed order, we recognize revenue at a point in time when the queries are processed, or the features are utilized by the customers.

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

Restricted Share Unit Grants

The following table sets forth information regarding the restricted share units granted under our stock incentive plans in 2022, 2023 and 2024:

	Weighted Average Grant Date
		Fair Value per Restricted Share
	Number of Restricted Share	Unit
Grant Date	United Granted	US$
Various dates in 2022	199,965	1.38
Various dates in 2023	1,016,031	0.25
Various dates in 2024	273,605	0.28

The fair value of restricted share units is determined based on the fair value of our common shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our common shares. Total fair values of restricted share units recognized as expenses as of December 31, 2022, 2023 and 2024 were RMB1.7 million, RMB1.8million and RMB1.3 million (US$0.2 million), respectively.

Option Grants

The following table sets forth information regarding the share options granted under our stock incentive plans in 2022, 2023 and 2024.

			Weighted Average Grant
		Weighted Average Per	date Fair Value per
	Number of Options	Option Exercise Price	Option
Grant Date	Granted	US$	US$
Various dates in 2022	2,900,248	0.90	0.93
Various dates in 2023	2,105,026	0.39	0.45
Various dates in 2024	202,320	—	0.28

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2022, 2023 and 2024 were RMB13.8 million, RMB9.8 million and RMB2.9 million (US$0.4 million), respectively.

Fair Value of Options

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2022, 2023 and 2024 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2022	2023	2024
Risk-free interest rate(1)	1.87%—3.75%	3.45%	3.88%
Dividend yield(2)	0%	0%	0%
Expected volatility range(3)	55.99%—56.79%	56.55%	57.25%
Weighted average expected volatility	56.15%	56.55%	57.25%
Expected exercise multiple(4)	2.2—2.8	2.5	2.5—2.8

Notes:

(1)

The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.

(2)	The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.

(3)	The expected volatility is estimated based on the average of historical volatilities of the common shares of comparable publicly-traded companies in the same industry.
(4)	Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercises by employees.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(17,476)	(17,907)	8,541	1,170
Net cash provided by/ (used in) investing activities	26,853	25,126	(5,375)	(736)
Net cash (used in)/ provided by financing activities	(148,040)	(8,651)	1,225	167
Effect of exchange rate on cash and cash equivalents and restricted cash	341	179	149	21
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(138,322)	(1,253)	4,540	622
Cash and cash equivalents and restricted cash at the beginning of year or period	254,582	116,260	115,007	15,756
Cash and cash equivalents and restricted cash at the end of the year or period	116,260	115,007	119,547	16,378

We had net cash used in operating activities of RMB17.5 million for the year ended December 31, 2022, net cash used in operating activities of RMB17.9 million for the year ended December 31, 2023, and net cash provided by operating activities of RMB8.5 million (US$1.2 million) for the year ended December 31, 2024. Our operating cash flow is affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, operating lease liabilities, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts and notes receivable represent primarily accounts and notes receivable from the customers that purchased our SAAS Businesses. As of December 31, 2022, 2023 and 2024, our accounts and notes receivable, net of allowance for credit loss, were RMB29.7 million, RMB34.3 million and RMB50.8 million (US$7.0 million), respectively.

Our accounts and notes receivable turnover days remained stable at 40 days in 2022 and 2023 and increased to 48 days in 2024. The increase in 2024 was due to our granting of longer payment terms to several customers. Accounts and notes receivable turnover days for a given period are equal to average balances of accounts and notes receivable, net of allowance for credit loss, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers associated with developer service. As of December 31, 2022, 2023 and 2024, our accounts payable were RMB18.2 million, RMB21.1 million and RMB32.7 million (US$4.5 million), respectively. The increase of accounts payable from 2022 to 2023 was mainly due to the increase in purchases of short messages and cloud services. The increase of accounts payable from 2023 to 2024 was mainly due to the increase in purchase of technical service for financial risk management business. Our accounts payable turnover days increased from 68 days in 2022 to 82 in 2023, and further increased to 93 days in 2024, primarily because we were able to negotiate for better payment terms with our suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation, amortization and personnel cost) during the period and multiplied by the number of days during the period.

Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Our deferred revenue and customer deposits decreased from RMB142.4 milion as of December 31, 2022 to RMB141.5 million as of December 31, 2023, and increased to RMB147.1 million (US$20.2 million) as of December 31, 2024 primarily due to the growth in our developer service revenue in 2024.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. Prepayments and other current assets decreased from RMB30.4 million as of December 31, 2022 to RMB20.2 million as of December 31, 2023 primarily due to the decrease in prepaid service fee, the reclassification of a convertible loan to non-current assets, and the provision of credit losses for loans receivable. Prepayments and other current assets decreased to RMB14.3 million (US$2.0 million) as of December 31, 2024 primarily due to the decrease in prepaid cloud service cost and the recovery of rental deposit upon the expiration of the lease.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The decrease in accrued liabilities and other current liabilities from RMB75.3 million as of December 31, 2022 to RMB74.7 million as of December 31, 2023 was primarily due to the decrease in employee payroll. Our accrued liabilities and other current liabilities marginally decrease to RMB74.4 million (US$10.2 million) as of December 31, 2024. Our primary sources of liquidity have been proceeds from equity and equity linked financing and bank borrowing. As of December 31, 2024, we had RMB119.5 million (US$16.4 million) in cash and cash equivalents and restricted cash, of which approximately 77.8% were held in Renminbi, approximately 20.0% were held in U.S. dollars and the remainder was held in Singapore dollars and H.K. dollars.

Our major financings and borrowings in the years ended December 31, 2022, 2023 and 2024 include:

●	On April 16, 2021, we entered into a term loan agreement with Shanghai Pudong Development Bank. Under the loan agreement, this bank agreed to provide us with a one-year RMB150.0 million term loan facility. The facility is priced at 50 basis points over one-year RMB Loan Prime Rate. The use of proceeds of the facility is for general corporate purpose. On April 15, 2022 we have fully repaid the loan of RMB150 million on time, and the restricted cash pledged was released and transferred back to the company.
●	On October 24, 2022, we entered into a term loan agreement with Shenzhen Zhongxiaodan Micro Credit Co., Ltd. Under the loan agreement, this company agreed to provide us with a one-year RMB5.0 million term loan facility, which bears a fixed interest rate of 4.9% per annum. The use of proceeds of the facility is for general corporate purpose. We repaid the loan in October 2023.
●	On March 12, 2024. We entered into a term loan agreement with Shenzhen Zhongxiaodan Micro Credit Co., Ltd. Under the loan agreement, Shenzhen Zhongxiaodan Micro Credit Co., Ltd. agreed to provide us with a one-year RMB3.0 million term loan facility, which bears a fixed interest rate of 4.9% per annum. The use of proceeds of the facility is for general corporate purpose. We repaid the loan in March 2025.

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

A significant majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations of mainland China permit our mainland China subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. Our mainland China subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

Operating activities

Net cash provided by operating activities in 2024 was RMB8.5 million (US$1.2 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB6.8 million (US$0.9 million) were (i) non-cash items including depreciation of property and equipment of RMB1.3 million (US$0.2 million), amortization of intangible assets of RMB4.6 million (US$0.6 million), share-based compensation expenses of RMB4.2 million (US$0.6 million), and credit losses for accounts receivable of RMB1.4 million (US$0.2 million), and (ii) change in working capital including an increase in accounts receivable of RMB17.8 million (US$2.4 million), a decrease in prepayments and other current assets of RMB6.0 million (US$0.8 million), an increase in other non-current assets of RMB1.0 million (US$0.1million), an increase in accounts payable of RMB11.6 million (US$1.6 million), and an increase in deferred revenue and customer deposits of RMB5.6 million (US$0.8million).

Net cash used in operating activities in 2023 was RMB17.9 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB62.7 million were (i) non-cash items including depreciation of property and equipment of RMB5.3 million, gain on disposal of property and equipment of RMB8.1 million, share-based compensation expenses of RMB11.6 million, lease expense to reduce right-of-use assets of RMB8.0 million, impairment of long-term investments of RMB8.5 million, disposal loss of long-term investment of RMB10.8 million, amortization of intangible assets of RMB6.2 million and credit loss of loans receivable of RMB6.6 million, and (ii) change in working capital including a decrease in prepayments and other current assets of RMB6.1 million, a decrease in accounts payable of RMB2.9 million, an increase in accounts receivable of RMB5.8 million, an increase in other non-current assets of RMB3.2 million and an increase in other non-current liabilities of RMB3.7 million.

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

Investing activities

Net cash used in investing activities in 2024 was RMB5.4 million (US$0.7 million), consisting primarily of purchases of intangible assets, property and equipment.

Net cash provided by investing activities in 2023 was RMB25.1 million, consisting primarily of proceeds from maturities of short-term investments, proceeds from disposal of property and equipment, proceeds from disposal of long-term investments, and which is partially offset by purchase of short-term investments.

Net cash provided by investing activities in 2022 was RMB26.9 million, consisting primarily of proceeds from maturities of short-term investments, and which is partially offset by purchase of long-term investments.

Financing activities

Net cash provided by financing activities in 2024 was RMB1.2 million (US$0.2 million), consisting primarily of proceeds from short-term bank borrowings and exercise of share option, as partially offset by payments for common share repurchases.

Net cash used in financing activities in 2023 was RMB8.7 million, consisting primarily of repayment of short-term bank loan and repurchase of common shares.

Net cash used in financing activities in 2022 was RMB148.0 million, consisting primarily of repayment of short-term bank loan.

Capital expenditures

We made capital expenditures of RMB1.1 million, RMB0.5 million and RMB5.0 million (US$0.7 million) in 2022, 2023 and 2024, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment, and intangible assets.

Material Cash requirements

As of December 31, 2024, we had a total of RMB119.5 million (US$16.4 million) of cash and cash equivalents, and we believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. We may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

As of December 31, 2024, our material cash requirements mainly include the operating lease obligation and consideration to acquire Wuhan SendCloud, as below:

	Payment due by December 31,
					2028 and
	Total	2025	2026	2027	thereafter

	(RMB in thousands)
Operating lease obligations	19,256	5,013	4,156	3,784	6,303
Capital commitments	16,338	16,338	—	—	—
Total	35,594	21,351	4,156	3,784	6,303

In July 2022, we entered into an agreement with the PRC government to purchase land use right of a parcel of land in Shenzhen for a total cash consideration of RMB21.9 million. Under the agreement, we have nontransferable land use right of the parcel of land for 30 years from July 7, 2022 to July 6, 2052. In June 2023, we terminated the land use rights agreement and were refunded the remaining land lease prepayment of RMB9.6 million. As of December 31, 2024, our operating lease obligations relate to this land use right was nil. We will continue to make such capital expenditures to support the expected growth of our business.

We acquired a majority equity interest of Wuhan SendCloud in March 2022 for a total cash consideration of RMB34.5 million, including an unpaid portion of RMB16.3 million (US$2.2 million) as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December, 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our critical accounting policies.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	44	Chairman of the Board of Directors and Chief Executive Officer
Qing Zhang	47	Chief Technology Officer
Shan-Nen Bong	52	Chief Financial Officer
Kwok Hin Tang	46	Director
Hon Sang Lee	66	Independent Director
John Tiong Lu Koh	69	Independent Director
Peter Si Ngai Yeung	69	Independent Director

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

Mr. Kwok Hin Tang has served as our director since November 2014. Mr. Tang is a venture capitalist with 18 years of experience in director investment, corporate finance and venture capital in China and the U.S. He has been responsible for managing a portfolio of private and public company investments in the life science, technology and Internet space from incubation to growth stage with successful track records in following-on financing and strategic operation activities. Mr. Tang joined Mandra Capital in 2008 and is responsible for managing a portfolio of private company investments in the life science, technology and internet space. In addition to his responsibilities at Mandra Capital. Mr. Tang is also a member of the Intellectual Property Assessment Committee at the Hong Kong Polytechnic University. Prior to joining Mandra Capital, Mr. Tang was an investment analyst at KGR Capital (now LGT Capital Partners). Mr. Tang received a master’s degree in engineering from Stanford University in 2004.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid cash compensation in an aggregate amount of approximately RMB3.6 million (US$495 thousand) to our executive officers, and approximately RMB1.1 million (US$145 thousand) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 28, 2025, options to purchase 1,368,347 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

Term of the Awards. The term of each share award granted under the 2014 Plan was capped at ten years after the date of grant as originally provided under the plan. The term of certain awards that were granted in 2014 under the 2014 Plan were extended for two years in 2024. 143,586 awards were vested but unexercised under the 2014 Plan as of December 31, 2024 and no shares were available for additional grants under such plan.

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

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 28, 2025, options to purchase 3,696,640 Class A common shares had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2021 Share Incentive Plan

In December 2021, our board of directors adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2021 Plan is 4,000,000 Class A common shares. As of February 28, 2025, options to purchase 3,441,227 Class A common shares had been granted and were outstanding under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the terms of the 2021 Plan.

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

2023 Share Incentive Plan

In September 2023, our board of directors adopted the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to promote the success and enhance the value of our Company. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2023 Plan is 4,000,000 Class A common shares. As of February 28, 2025, 273,613 restricted share units had been granted and were outstanding under the 2023 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the terms of the 2023 Plan.

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

The following table summarizes, as of February 28, 2025, the awards granted under the 2014 Plan, the 2017 Plan, the 2021 Plan and the 2023 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Common Shares
	Underlying Options		Exercise
	and Restricted		Price
Name	Share Units		(US$/Share)	Date of Grant	Date of Expiration
Qing Zhang	*		0.00	Between June 2, 2020 and April 1, 2023	Between June 2, 2030 and April 1, 2033
Shan-Nen Bong	*		0.00 to 5.396	Between November 13, 2017 and June 22, 2023	Between November 13, 2027 and June 22, 2033
Kwok Hin Tang	*	(1)	—	Between April 1, 2019 and August 29, 2024	Between April 1, 2029 and August 29, 2034
John Tiong Lu Koh	*	(1)	—	Between September 4, 2018 and August 29, 2024	Between September 4, 2028 and August 29, 2034
Peter Si Ngai Yeung	*	(1)	—	Between September 4, 2018 and August 29, 2024	Between September 4, 2028 and August 29, 2034
Hon Sang Lee	*	(1)	—	Between May 7, 2020 and August 29, 2024	Between May 7, 2030 and August 29, 2034
All directors and executive officers as a group	964,787

Notes:

*

Aggregate number of shares represented by all grants of options and restricted share units to the person accounts for less than 1% of our total outstanding common shares as of the date of February 28, 2025.

(1)	Represents restricted share units.

As of February 28, 2025, other employees as a group held outstanding options to purchase 7,815,040 Class A common shares of our company, at a weighted average exercise price of US$1.21 per share.

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

Board Diversity Matrix (As of February 28, 2025)
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

We had a total of 460, 371 and 393 employees as of December 31, 2022, 2023 and 2024, respectively. The following table gives a breakdown of our employees as of December 31, 2024, by function:

Function:	Number
Research and Development	150
Sales and Marketing	161
General and Administrative	59
Cost of Revenue	23
Total	393

As of December 31, 2024, we had 235 employees based in our headquarters in Shenzhen and a total of 158 employees in Beijing, Shanghai, Guangzhou, Chengdu, Wuhan and Malaysia.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 81,015,140 common shares outstanding on an as-converted basis, consisting of 64,015,951 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 28, 2025, excluding 8,779,827 Class A common shares issuable upon the exercise of outstanding share options and vesting of restricted share units granted under our Share Incentive Plans.

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

	Common Shares Beneficially Owned
	Class A	Class B	Total	Percentage of	Percentage of
	common	common	common	total common	aggregate
	shares	shares	shares	shares	voting power
Directors and Executive Officers:**
Weidong Luo(1)	7,171,333	17,000,189	24,171,522	29.8%	75.7%
Qing Zhang(2)	*	—	*	*	*
Shan-Nen Bong(3)	*	—	*	*	*
Kwok Hin Tang(4)	*	—	*	*	*
Hon Sang Lee(5)	*	—	*	*	*
John Tiong Lu Koh(6)	*	—	*	*	*
Peter Si Ngai Yeung(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	9,164,269	17,000,189	26,164,458	32.3%	76.6%
Principal Shareholders:
KK Mobile Limited(8)	7,100,000	17,000,189	24,100,189	29.7%	75.7%
Mandra iBase Limited(9)	14,109,001	—	14,109,001	17.4%	6.0%
Fosun International Limited(10)	5,791,987	—	5,791,987	7.1%	2.5%

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
**

The business address of Messrs. Weidong Luo, Qing Zhang, Shan-Nen Bong and Hon Sang Lee is 31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong 518057, People’s Republic of China. Mr. Kwok Hin Tang’s business address is 10/F, Fung House, 19-20 Connaught Road Central, Hong Kong. Mr. John Tiong Lu Koh’s business address is 279 River Valley Road, #05-01, Singapore 238320. Mr. Peter Si Ngai Yeung’s business address is 5A Block 3, The Morning Glory, 1 Lok Ha Square, Shatin, Hong Kong.

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

(2)	Represents the Class A common shares Mr. Qing Zhang has the right to acquire upon exercise of share options within 60 days after February 28, 2025.
(3)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 28, 2025.
(4)	Represents the Class A common shares held by Mr. Kwok Hin Tang.
(5)	Represents the Class A common shares held by Mr. Hon Sang Lee.
(6)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.

(7)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(8)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.
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

To our knowledge, as of February 28, 2025, 42,825,542 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

In 2022, 2023 and 2024, we provided certain SAAS Businesses to this company in an amount of RMB0.4 million nil, and nil respectively. As of December 31, 2022, 2023 and 2024, we had amount of RMB255 thousand, nil and nil, respectively, due from this company. As of December 31, 2022, 2023 and 2024, we had amount of nil, nil and nil, respectively, due to this company. Guangzhou Tianlang Network Technology Co., Ltd. was liquidated in 2023.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, on a show of hands, every shareholder present in person or by proxy shall each have one vote, and on a poll, each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the total common shares present in person or by proxy at the meeting.

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

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon the occurrence of certain matters as set forth in our memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B common shares through voting proxy or otherwise to any person other than holders of Class B common shares or their affiliates, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations to them in light of their particular circumstances as well as state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of our ADSs or Class A common shares.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying Class A common shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

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

Based upon the composition of our income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs and Class A common shares), it is likely that we were a PFIC for the taxable year ended December 31, 2024, and it is possible that we may be a PFIC for the current taxable year and for subsequent taxable years. Fluctuations in the market price of our ADSs and Class A common shares may affect whether or not we are classified as a PFIC for the current and subsequent years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or Class A common shares (which may be volatile).

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

Distributions

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A common shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A common shares (including any amounts withheld in respect of mainland China’s withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of a U.S. Holder on the date actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A common shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law of mainland China, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A common shares, are listed on the Nasdaq Capital Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

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

Sale or Other Disposition of ADSs or Class A Common Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A common shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A common shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “—Mainland China Taxation,” gains from the sale or other disposition of our ADSs or Class A common shares are subject to tax in mainland China, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as from foreign sources for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of our ADSs or Class A common shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

Foreign Exchange Risk

A significant majority of our revenues and expenses are denominated in RMB. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2024, we had Renminbi-denominated cash balance of approximately RMB93.0 million and U.S. dollar-denominated cash balance of US$3.3 million. Assuming we had converted RMB93.0 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$16.1 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$14.9 million instead. Assuming we had converted US$3.3 million into Renminbi at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our Renminbi cash balance would have been RMB117.3 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB119.7 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2024, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2024, we did not receive reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-225993) in relation to our initial public offering, which was declared effective by the SEC on July 25, 2018. For the period from July 25, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, approximately US$48.3 million of the net proceeds, based on reasonable estimates, received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund investments and acquisitions of complementary businesses, assets and technologies. We also used approximately US$16 million of the net proceeds, based on reasonable estimates, for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

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

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

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

	For the Year Ended
	December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	6,115	5,828
Tax fees(2)	110	260

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

On September 15, 2022, our board of directors authorized a share repurchase program, or the 2022 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or ADSs representing common shares during the 12 months that followed. In addition, our board of directors extended the 2022 Repurchase Plan until December 31, 2024 and also authorized a share repurchase program, or the 2023 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or American depositary shares representing common shares until December 31, 2024. On December 30, 2024, our board of directors approved a share repurchase program, or the 2025 Repurchase Plan, under which we may repurchase up to US$5 million worth our common shares or ADSs representing common shares) during the 12-month period starting from January 1, 2025.

The table below is a summary of the shares repurchased by us in 2024. All shares were repurchased in the open market pursuant to the 2023 Repurchase Plan.

					Approximate Dollar
					Value of ADSs that
	Total	Average		Total Number of	May Yet Be
	Number	Price		ADSs Purchased	Purchased Under
	of ADSs	Paid Per		Part of Share	Share Repurchase
Period	Purchased	ADS		purchase Program	Program
March 14, 2024 — March 28, 2024	17,326	US$	3.33	17,326	US$	4,821,128
June 10, 2024 — June 28, 2024	11,626	US$	3.10	11,626	US$	4,785,061
September 3, 2024 —September 30, 2024	28,995	US$	5.19	28,995	US$	4,634,647
November 18, 2024 —November 29, 2024	14,899	US$	6.78	14,899	US$	4,533,595
December 2, 2024 —December 27, 2024	18,320	US$	7.25	18,320	US$	4,400,806
Total	91,166	US$	5.24	91,166	US$	4,400,806

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In January 2022, our board of directors approved the 2021 share incentive plan. In September 2023, our board of directors approved the 2023 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2021 share incentive plan and the 2023 share incentive plan. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

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

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

4.15	English translation of the Equity Transfer Agreement among Hexun Huagu and certain shareholders of Wuhan SendCloud dated February 24, 2022

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the 20-F filed on April 12, 2021 (File No. 001-38587))

11.2*#	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Han Kun Law Offices

97.1	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
#	Certain portions of this exhibit have been redacted or omitted .

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 3, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aurora Mobile Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Impairment assessment of equity investments accounted for using the measurement alternative

Description of the Matter

As described in Notes 2 and 8 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated balance of equity investments accounted for using the measurement alternative was RMB113,506 thousand (US$15,550 thousand). For the year ended December 31, 2024, the Company did not recognize impairment losses for equity investments accounted for using the measurement alternative. The Company makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that an equity investment is impaired, the Company estimates the equity investment’s fair value and recognizes an impairment loss when the fair value is less than the equity investment’s carrying value.

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

To test the Company’s impairment assessment of the equity investments, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed by considering the financial position and operating results of the investees, as well as other relevant market information. We tested the completeness and accuracy of the data used by management in its impairment assessment. We obtained and examined loan agreements and financing agreements for certain investees. We obtained and reviewed subsequent financial information and financing plans for selected investees to corroborate our understanding of the investees' business prospects and their ability to continue as a going concern. We also performed searches for adverse public information and legal claims or litigation related to the investees to identify whether any such information contradicts management’s assessment.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shenzhen, The People’s Republic of China

April 3, 2025

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		114,521	119,171	16,326
Restricted cash		486	376	52
Accounts receivable, net of allowances of RMB5,331 and RMB4,916 (US$674) as of December 31, 2023 and 2024, respectively	3	34,344	50,804	6,960
Prepayments and other current assets	4	20,225	14,264	1,954
Total current assets		169,576	184,615	25,292
Non-current assets:
Property and equipment, net	5	1,433	4,573	626
Operating lease right-of-use assets	6	4,081	17,146	2,349
Intangible assets, net	7	17,941	13,767	1,886
Goodwill	7	37,785	37,785	5,177
Long-term investments	8	112,912	113,506	15,550
Deferred tax assets	14	1,072	131	18
Other non-current assets		5,387	6,510	894
Total non-current assets		180,611	193,418	26,500
Total assets		350,187	378,033	51,792

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of nil and RMB3,000 (US$411) as of December 31, 2023 and 2024, respectively)	10	—	3,000	411
Accounts payable (including accounts payable of the VIE without recourse to the Company of RMB16,644 and RMB26,479 (US$3,628) as of December 31, 2023 and 2024, respectively)		21,073	32,691	4,479
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB125,767 and RMB129,918 (US$17,799) as of December 31, 2023 and 2024, respectively)	11	141,518	147,111	20,154
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of RMB4,007 and RMB2,750 (US$377) as of December 31, 2023 and 2024, respectively)	6	4,007	4,461	611
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB64,967 and RMB68,349 (US$9,363) as of December 31, 2023 and 2024, respectively)	12	74,682	74,370	10,189
Total current liabilities		241,280	261,633	35,844
Non-current liabilities:
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of RMB629 and RMB6,437 (US$882) as of December 31, 2023 and 2024, respectively)	6	629	13,376	1,833
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of RMB3,994 and RMB3,059 (US$419) as of December 31, 2023 and 2024, respectively)	14	3,994	3,059	419
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB563 and RMB567 (US$78) as of December 31, 2023 and 2024, respectively)		563	567	78
Total non-current liabilities		5,186	17,002	2,330
Total liabilities		246,466	278,635	38,174

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
Commitments and contingencies	15
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 4,920,000,000 shares authorized as of December 31, 2023 and 2024, 61,831,753 shares and 63,041,500 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	16	39	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 30,000,000 shares authorized as of December 31, 2023 and 2024, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	16	11	11	2
Treasury shares (1,429,341 and 442,915 class A common shares as of December 31, 2023 and 2024, respectively)		(2,453)	(1,674)	(229)
Additional paid-in capital		1,045,397	1,045,221	143,195
Accumulated deficit		(988,669)	(995,715)	(136,412)
Accumulated other comprehensive income		19,223	20,040	2,745
Total Aurora Mobile Limited’s shareholders’ equity		73,548	67,922	9,306
Noncontrolling interests		30,173	31,476	4,312
Total shareholders’ equity		103,721	99,398	13,618
Total liabilities and shareholders’ equity		350,187	378,033	51,792

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
Revenues (including related party amounts of RMB400, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	19	328,822	290,232	316,170	43,315
Cost of revenues		(103,057)	(90,946)	(107,136)	(14,678)
Gross profit		225,765	199,286	209,034	28,637
Operating expenses
Research and development		(154,476)	(121,806)	(94,816)	(12,990)
Sales and marketing		(98,324)	(82,705)	(84,900)	(11,631)
General and administrative		(105,404)	(45,653)	(45,448)	(6,226)
Total operating expenses		(358,204)	(250,164)	(225,164)	(30,847)
Other operating income		31,531	10,361	6,229	853
Loss from operations		(100,908)	(40,517)	(9,901)	(1,357)
Foreign exchange (loss)/income		(2,866)	(18)	122	17
Interest income		2,321	1,200	2,881	395
Interest expense		(3,136)	(808)	(132)	(18)
Share of loss from equity method investment	8	—	(450)	—	—
Gains from fair value change		897	30	133	18
Other (loss)/income	20	(5,213)	(23,991)	238	33
Loss before income taxes		(108,905)	(64,554)	(6,659)	(912)
Income tax benefits/(expenses)	14	455	1,886	(110)	(15)
Net loss		(108,450)	(62,668)	(6,769)	(927)
Less: net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests		(1,486)	(570)	277	38
Net loss attributable to Aurora Mobile Limited’s shareholders		(106,964)	(62,098)	(7,046)	(965)
Net loss per share for class A and class B common shares:	16
Class A and B common shares - basic and diluted		(1.35)	(0.78)	(0.09)	(0.01)
Weighted average shares used in computing net loss per share attributable to common shares:
Class A common shares - basic and diluted		62,296,172	62,688,838	62,802,678	62,802,678
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments		5,853	919	817	112
Total other comprehensive income, net of tax		5,853	919	817	112
Total comprehensive loss		(102,597)	(61,749)	(5,952)	(815)
Less: comprehensive (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests		(1,486)	(570)	277	38
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(101,111)	(61,179)	(6,229)	(853)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Treasury shares			Accumulated
					Additional	other		Total
	Number of		Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	79,036,462	49	—	—	1,021,961	12,451	(819,018)	215,443
Net loss	—	—	—	—	—	—	(106,964)	(106,964)
Translation adjustments	—	—	—	—	—	5,853	—	5,853
Exercise and vesting of share-based awards	878,011	1	—	—	173	—	—	174
Repurchase of common shares	(182,313)	—	182,313	(1,689)	—	—	—	(1,689)
Share-based compensation (Note 13)	—	—	—	—	15,515	—	—	15,515
Adjustment of redeemable noncontrolling interests to redemption value	—	—	—	—	(642)	—	—	(642)
Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	127,690

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	—	127,690
Cumulative effect of adoption of ASC 326 (Note 3)	—	—	—	—	—	—	(589)	—	(589)
Net loss	—	—	—	—	—	—	(62,098)	(528)	(62,626)
Translation adjustments	—	—	—	—	—	919	—	—	919
Exercise and vesting of share-based awards	806,273	—	(459,463)	2,945	(2,993)	—	—	—	(48)
Repurchase of common shares	(1,706,491)	—	1,706,491	(3,709)	—	—	—	—	(3,709)
Share-based compensation (Note 13)	—	—	—	—	11,574	—	—	—	11,574
Adjustment of redeemable noncontrolling interests to redemption value (Note 17)	—	—	—	—	(191)	—	—	—	(191)
Reclassification to permanent equity (Note 17)	—	—	—	—	—	—	—	30,701	30,701
Balance as of December 31, 2023	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721
Net loss	—	—	—	—	—	—	(7,046)	277	(6,769)
Acquisition of noncontrolling interest	—	—	—	—	(1,026)	—	—	1,026	—
Translation adjustments	—	—	—	—	—	817	—	—	817
Exercise and vesting of share-based awards	2,425,294	—	(2,201,973)	4,189	(3,375)	—	—	—	814
Repurchase of common shares	(1,215,547)	—	1,215,547	(3,410)	—	—	—	—	(3,410)
Share-based compensation (Note 13)	—	—	—	—	4,225	—	—	—	4,225
Balance as of December 31, 2024	80,041,689	50	442,915	(1,674)	1,045,221	20,040	(995,715)	31,476	99,398
Balance as of December 31, 2024 in US$		7		(229)	143,195	2,745	(136,412)	4,312	13,618

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(108,450)	(62,668)	(6,769)	(927)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	24,362	5,301	1,309	179
Amortization of intangible assets	6,043	6,223	4,648	637
Lease expense to reduce right-of-use assets	9,002	8,029	5,910	810
Deferred tax benefits	(481)	(1,889)	6	1
Credit losses for accounts receivable	2,895	636	1,362	187
Interest expenses/(income), net	807	—	—	—
Share of loss from equity method investment	—	450	—	—
Disposal loss of long-term investment	—	10,754	—	—
Impairment of long-term investments	6,726	8,505	—	—
Impairment of property and equipment	22,400	—	—	—
Credit losses for loans receivable	705	6,660	—	—
Loss/(gain) on disposal of property and equipment	14	(8,129)	3	—
Change in fair value of structured deposits	(59)	—	—	—
Change in fair value of foreign currency swap contract	(838)	—	—	—
Share-based compensation expenses	15,515	11,574	4,225	579
Changes in operating assets and liabilities:
Accounts and notes receivable	12,528	(5,855)	(17,821)	(2,441)
Prepayments and other current assets	17,447	6,076	5,962	816
Amounts due from related parties	(220)	255	—	—
Derivative assets	7,214	—	—	—
Other non-current assets	133	(3,181)	(1,048)	(145)
Accounts payable	(1,064)	2,904	11,618	1,592
Deferred revenue and customer deposits	12,023	(871)	5,593	766
Tax payable	(371)	3	55	8
Accrued liabilities and other current liabilities	(25,797)	(858)	(739)	(102)
Amounts due to related parties	(54)	—	—	—
Operating lease liabilities	(20,273)	1,860	(5,777)	(791)
Other non-current liabilities	2,317	(3,686)	4	1
Net cash (used in)/provided by operating activities	(17,476)	(17,907)	8,541	1,170

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	(41,000)	(30,000)	(197,000)	(26,989)
Proceeds from maturities of short-term investments	71,000	30,000	197,000	26,989
Purchase of long-term investments	(2,690)	—	—	—
Payment for acquisitions, net of cash acquired	58	—	(450)	(62)
Proceeds from disposal of long-term investments	585	10,279	—	—
Investment in loans granted to investees	(1,000)	(1,000)	—	—
Proceeds from maturities of loans granted to investees	1,000	—	—	—
Purchase of property and equipment	(632)	(306)	(4,506)	(617)
Proceeds from disposal of property and equipment	24	16,371	55	8
Purchase of intangible assets	(492)	(218)	(474)	(65)
Net cash provided by/(used in) investing activities	26,853	25,126	(5,375)	(736)
Cash flows from financing activities:
Proceeds from short-term bank loans	43,000	—	3,000	411
Repayment of short-term bank loans	(188,000)	(5,000)	—	—
Proceeds from issuance of common shares	1	—	—	—
Repurchase of common shares	(1,689)	(3,709)	(2,588)	(355)
Prepayment for stock issuance cost	(1,525)	—	—	—
Proceeds from exercise of share options	173	58	813	111
Net cash (used in)/ provided by financing activities	(148,040)	(8,651)	1,225	167
Effect of exchange rate on cash and cash equivalents and restricted cash	341	179	149	21
Net (decrease)/increase in cash and cash equivalents and restricted cash	(138,322)	(1,253)	4,540	622
Net (decrease)/increase in cash and cash equivalents and restricted cash	(138,322)	(1,253)	4,540	622
Cash, cash equivalents and restricted cash at the beginning of year	254,582	116,260	115,007	15,756
Cash, cash equivalents and restricted cash at the end of year	116,260	115,007	119,547	16,378
Including:
Cash and cash equivalents at the end of the year	116,128	114,521	119,171	16,326
Restricted cash at the end of the year	132	486	376	52
Supplemental disclosures of cash flow information:
Income tax paid	296	18	131	18
Interest expense paid	2,434	212	109	15
Non-cash investing and financing activities:
Unpaid cash consideration for business combination	16,788	—	—	—
Acquisition of long-term investments	—	450	—	—
Unpaid cash for repurchase of common shares	—	—	1,681	230

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, the variable interest entity (“VIE”), and subsidiaries of the VIE) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, the VIE, and subsidiaries of the VIE are principally engaged in providing Software-as-a-Service (“SAAS”) Businesses, which include developer services, financial risk management, and market intelligence services, in the People’s Republic of China (the “PRC”).

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s consolidated balance sheets:

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	82,860	84,136	11,527
Restricted cash	132	—	—
Accounts and notes receivable, net	34,046	50,032	6,854
Prepayments and other current assets	16,457	11,412	1,564
Amounts due from the Company and its subsidiaries	214,042	232,201	31,811
Total current assets	347,537	377,781	51,756
Non-current assets:
Property and equipment, net	1,373	3,680	504
Operating lease right-of-use assets	4,081	8,879	1,216
Intangible assets, net	17,941	13,765	1,886
Goodwill	37,785	37,785	5,177
Long-term investments	79,031	79,120	10,839
Deferred tax assets	1,072	131	18
Other non-current assets	332	731	100
Total non-current assets	141,615	144,091	19,740
Total assets	489,152	521,872	71,496
LIABILITIES:
Current liabilities:
Short-term loan	—	3,000	411
Accounts payable	16,644	26,479	3,628
Deferred revenue and customer deposits	125,767	129,918	17,799
Operating lease liabilities	4,007	2,750	377
Accrued liabilities and other current liabilities	64,967	68,349	9,363
Amounts due to the Company and its subsidiaries	671,001	439,818	60,255
Total current liabilities	882,386	670,314	91,833
Non-current liabilities:
Operating lease liabilities	629	6,437	882
Deferred tax liabilities	3,994	3,059	419
Other non-current liabilities	563	567	78
Total non-current liabilities	5,186	10,063	1,379
Total liabilities	887,572	680,377	93,212

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	322,066	285,304	306,884	42,043
Cost of revenues	(97,270)	(82,495)	(93,902)	(12,865)
Net (loss)/income	(75,486)	(45,313)	2,266	310
Net cash (used in)/provided by operating activities	(113,809)	55,921	2,580	353
Net cash provided by/(used in) investing activities	29,682	22,120	(4,436)	(608)
Net cash (used in)/provided by financing activities	(65,000)	(59,900)	3,000	411

There were no pledges or collateralization of the VIE’s assets as of December 31, 2023 and 2024. The amount of net liabilities of the VIE was RMB398,420 and RMB158,505 (US$21,716) as of December 31, 2023 and 2024, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

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

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for credit losses of accounts receivable, and loans receivable, useful lives of intangible assets, impairment of goodwill, impairment of intangible assets, fair value measurements and impairment for equity investments without readily determinable fair value, valuation allowance for deferred tax assets, incremental borrowing rates for operating lease liabilities and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.2993 per US$1.00 on December 31, 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash

Restricted cash balance mainly represents deposits pledged for a bank account.

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

loans receivable, net

Loans receivable, net are included in “Other non-current assets” on the consolidated balance sheets are carried at amortized cost. Prior to January 1, 2023, the Company assesses recoverability of loans receivable in accordance with ASC 310. On January 1, 2023, the Company adopted ASC 326. The allowance for credit losses represents the Company’s best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the consolidated statements of comprehensive loss. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

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

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2022, 2023 and 2024, the impairment recognized for long-lived assets was RMB22,400, nil  and nil respectively.

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

The Company elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the years ended December 31, 2022, 2023 and 2024, by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Company determines the fair value of the reporting unit based on estimated fair value using the income approach, and no impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

2	Summary of Significant Accounting Policies (continued)

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method per ASC 505-30, Treasury Stock. Under this method, repurchase of shares were recorded as treasury shares at historical purchase price. On November 20, 2018, the Board of Directors of the Company approved a repurchase plan (the “2018 Repurchase Plan”) to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$10 million from the open market. On September 15, 2022, the Board of Directors of the Company approved a repurchase plan (the “2022 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On November 16, 2023, the Board of Directors of the Company approved a repurchase plan (the “2023 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On December 30, 2024, the Board of Directors of the Company approved a repurchase plan (the “2025 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. As of December 31, 2024, under the 2018 Repurchase Plan, the Company had repurchased an aggregate of 46,030 ADSs, representing 613,737 Class A common shares on the open market for a total cash consideration of US$5,909. As of December 31, 2024, under the 2022 Repurchase Plan, the Company had repurchased an aggregate of 88,235 ADSs, representing 1,176,467 Class A common shares on the open market for a total cash consideration of US$656. As of December 31, 2024, under the 2023 Repurchase Plan, the Company had repurchased an aggregate of 144,591 ADSs, representing 1,927,880 Class A common shares on the open market for a total cash consideration of US$599. Every three of ADSs represent forty Class A common shares.

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

Revenue recognition (continued)

SAAS Businesses (continued)

The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification, and email services based on the pre-agreed rate per message or email and the number of messages or email delivered. The Company acts as the principal in the SMS, one-click verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages are delivered. For value-added services, the Company provided advertising services by connecting advertisers and application (“APP”) developers, who are the suppliers of where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily on several basis, including cost-per-action (“CPA”) basis, cost-per-mille (“CPM”), cost-per-sale (“CPS”) and cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

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

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2023 and 2024, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are included in “Deferred revenue and customer deposits” on the consolidated balance sheets. The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers. Revenue recognized for the years ended December 31, 2023 and 2024 that was included in contract liabilities as of January 1, 2023 and 2024 was RMB66,828 and RMB65,853 (US$9,022), respectively. A summary of contract liabilities is as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Contract liabilities	82,788	87,064	11,928

Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2023 and 2024, the Company’s unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected length of more than one year was RMB44,752 and RMB41,114 (US$5,633), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next two years.

Costs of revenues

Cost of revenues consists primarily of channel cost associated with value-added services, short messaging cost, technical services cost, cloud cost, staff costs and depreciation of servers used for revenue generating services.

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

Advertising expenses

Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB6,460, RMB7,035 and RMB7,323 (US$1,003) for the years ended December 31, 2022, 2023 and 2024, respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of operating nature with no further conditions to be met are recorded as operating income in “Other operating income” when received. When the grant relates to an expense item, it is recognized in the consolidated statement of comprehensive loss over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets.

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

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB16,379, RMB11,820 and RMB7,911 (US$1,084) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Loss per share

In accordance with ASC 260, Earning per Share, basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2024, the two-class method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2023 and 2024, the aggregate amount of cash and cash equivalents, and restricted cash of RMB96,896 and RMB92,866 (US$12,723), respectively, were held at major financial institutions located in the PRC, and US$2,551 and US$3,655 (RMB26,681), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

Concentration of suppliers

Approximately 50.2%, 27.8% and 48.15% of advertising costs were paid to three suppliers for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 2.81% in 2024. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

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

The Company adopted ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (ASU 2023-07) on January 1, 2024 retrospectively, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company operates as one operating segment and derives revenues primarily from SAAS Businesses. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Since the Company operates in one segment, segment revenue, profit or loss required by segment reporting is disclosed in the consolidated statements of comprehensive loss. The Company determines that staff costs are the significant segment expenses. Staff costs for the years ended December 31, 2022, 2023 and 2024 were RMB185,192, RMB145,650 and RMB130,552 (US$17,886), respectively.

Recently issued accounting pronouncements

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

In March 2024, the Securities and Exchange Commission issued The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires entities to provide information of certain climate-related information. This update will be effective for the Company’s fiscal years beginning in 2027. The Company is currently in the process of evaluating the disclosure impact.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in the Company’s consolidated financial statements, once adopted. The Company is currently in the process of evaluating the disclosure impact.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

3	Accounts receivable, net

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	39,675	55,720	7,634
Less: allowance for credit losses	(5,331)	(4,916)	(674)
Total accounts receivable, net	34,344	50,804	6,960

The following table presents the movement in the allowance for credit losses:

	2023	2024
	RMB	RMB	US$
Balance at beginning of year	5,142	5,331	730
Adoption of ASC 326	589	—	—
Provisions	636	1,362	187
Write-offs	(1,036)	(1,777)	(243)
Balance at end of year	5,331	4,916	674

4	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Prepaid service fee	12,554	8,049	1,103
VAT and other surcharges	2,023	2,641	362
Office rental deposit	1,629	493	68
Other deposits	695	950	130
Contract assets	279	353	48
Prepaid media cost	436	736	101
Receivables from sales of shares on behalf of employees	13	67	9
Others	2,596	975	133
Total prepayments and other current assets	20,225	14,264	1,954

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

5	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Computer equipment and servers	5,491	5,559	762
Office furniture and equipment	4,242	4,067	556
Leasehold improvements	4,211	2,388	327
Construction in progress	85	—	—
Less: Accumulated depreciation and impairment	(12,596)	(7,441)	(1,019)
Total property and equipment, net	1,433	4,573	626

The Company recognized impairment charges on property and equipment of RMB22,400, nil and nil for the years ended December 31, 2022, 2023 and 2024. The impairment of property and equipment was a result of the Company’s “Going-Cloud” project undertaken.

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 were RMB24,362, RMB5,301 and RMB1,309 (US$179), respectively.

6	Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to office facilities. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

As of December 31, 2023, the weighted average remaining lease term was 1.1 years and weighted average discount rate was 5.60% for the Company’s operating leases. As of December 31, 2024, the weighted average remaining lease term was 4.2 years and weighted average discount rate was 3.61% for the Company’s operating leases.

Operating lease cost for the years ended December 31, 2022, 2023 and 2024 were RMB9,002, RMB8,029 and RMB5,910 (US$810), respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2022, 2023 and 2024 were RMB331, RMB231 and RMB742 (US$102). For the years ended December 31, 2022, 2023 and 2024, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash payments for operating leases	20,273	7,894	5,749	788
ROU assets obtained in exchange for operating lease liabilities	28,688	365	18,632	2,553

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

6	Lease (continued)

Future lease payments under operating lease as of December 31, 2024 were as follows:

	Operating lease
	RMB	US$
Year ending December 31,
2025	5,013	687
2026	4,156	569
2027	3,784	518
2028	4,033	553
2029	2,270	311
Thereafter	—	—
Total future lease payments	19,256	2,638
Less: Imputed interest	1,419	194
Total lease liability balance	17,837	2,444

7	Goodwill and Intangible assets

The Company has recognized goodwill of RMB37,785 and RMB37,785 (US$5,177) as of December 31, 2023 and 2024, respectively, as part of the SendCloud business acquisition (see Note 9 for details). There were no impairment charges in the carrying amount of goodwill during the years ended December 31, 2022, 2023 and 2024.

Intangible assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Computer software, systems and technology	14,340	14,814	2,029
Brand	10,300	10,300	1,411
Customer relationships	13,800	13,800	1,891
Less: Accumulated amortization	(20,499)	(25,147)	(3,445)
Total intangible assets, net	17,941	13,767	1,886

No impairment charges were recognized on intangible assets for the years ended December 31, 2022, 2023 and 2024, respectively.

The weighted average amortization period of intangible assets were 6.0 years, 5.9 years and 5.9 years for the years ended December 31, 2022, 2023 and 2024, respectively.

Amortization expense of intangible assets were RMB6,043, RMB6,223 and RMB4,648 (US$637) for the years ended December 31, 2022, 2023 and 2024, respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

7	Goodwill and Intangible assets (continued)

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2025	4,045	554
2026	3,919	537
2027	1,509	207
2028	1,030	141
2029	1,030	141

There were no intangible assets with an indefinite useful life as of December 31, 2023 and 2024.

8Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2023, the carrying amount of the Company’s equity investments was RMB112,912.

As of December 31, 2024, the carrying amount of the Company’s equity investments was RMB113,506 (US$15,550).

In 2023, the Company disposed of its 2.5698% equity ownership of a non-listed company for a total consideration of RMB10,279 and recognized a disposal loss of RMB10,754, after which the Company no longer held the non-listed company’s equity ownership.

Impairment charges recognized on equity investments without readily determinable fair value was RMB6,726, RMB8,505 and nil for the years ended December 31, 2022, 2023 and 2024.

Equity method investments

In 2023, the Company acquired a 15% of equity interest in a non-listed company and has significant influence as it holds one seat out of the five board seats of the equity investee. The Company recognized its share of losses in the investee of RMB450 for the year ended December 31, 2023 and the carrying amount of the equity method investment was nil as of December 31, 2023 and 2024.

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

(i)RMB16,338 (US$2,238) of the purchase consideration remains unpaid as of December 31, 2024 for which there is no specified repayment term (Note 12).

10	Short-term loan

	As of December 31,
	2023	2024
	RMB	RMB	US$
Short-term bank borrowings	—	3,000	411

In March 2024, the Company borrowed a RMB denominated loan of RMB3,000 (US$411) with a fixed interest rate of 4.9% for a one-year term from Shenzhen Zhongxiaodan Micro Credit Co., Ltd.

11	Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred revenue	82,799	87,070	11,929
Customer deposits	58,719	60,041	8,225
Total deferred revenue and customer deposits – current	141,518	147,111	20,154

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

12	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

		As of December 31,
		2023	2024
		RMB	RMB	US$
Accrued payroll and welfare payables		32,753	36,860	5,050
Payable for business acquisition	(i)	16,788	16,338	2,238
Other taxes and surcharges		12,041	11,096	1,520
Service fees		7,449	4,514	618
Government grants subject to deferral or return		2,628	2,628	360
Others		3,023	2,934	403
Total accrued liabilities and other current liabilities		74,682	74,370	10,189
(i)	The balance represents the remaining unpaid cash consideration from the acquisition of SendCloud (see Note 9 for details).

13	Share-based compensation

Share option and restricted share unit plans

2014 Incentive Plan

On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2024, there were no shares remain available for grant under the 2014 Plan as the 2014 Plan has expired. For the years ended December 31, 2024, the Company has extended the term by two years for 143,586 awards that have been vested but not exercised under the 2014 Plan. The impact of this modification is not significant.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2024, 144,827 shares remain available of grant under the 2017 Plan.

2021 Incentive Plan

In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of December 31, 2024, 63,533 shares remain available of grant under the 2021 Plan.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)

Share option and restricted share unit plans (continued)

2023 Incentive Plan

In September 2023, the Company’s board of directors and shareholders approved the 2023 Incentive Plan (the “2023 Plan”). Awards under the 2023 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2023 Plan. As of December 31, 2024, 3,003,213 shares remain available of grant under the 2023 Plan.

The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017, 2021 and 2023 Incentive Plans. Upon the termination of the Grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.

Share options

The following table summarizes the share option activity for the Company’s Incentive Plans for the year ended December 31, 2024:

				Weighted
			Weighted-	Average
		Weighted-	Average	Remaining
		Average	grant-date	Contractual	Aggregate
	Number of	Exercise	Fair Value	Term	Intrinsic
Options Granted to Employees and Directors	Options	Price	per Option	(Years)	Value
		RMB	RMB		RMB
Outstanding, December 31, 2023	10,077,125	7.66	11.93	5.95	6,302
Granted	202,320	—	2.04	—	—
Forfeited	43,290	5.54	12.85	—	—
Expired	32,507	2.56	0.22	—	—
Exercised	1,409,280	0.58	6.70	—	—
Cancelled	—	—	—	—	—
Outstanding, December 31, 2024	8,794,368	8.65	12.58	5.39	12,923
Vested and expected to vest as of December 31, 2024	8,794,368	8.65	12.58	5.39	12,923
Vested as of December 31, 2024	8,179,427	9.67	13.57	5.25	10,744

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2023 and 2024 and the option’s respective exercise price.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2022, 2023 and 2024 were RMB6.41, RMB3.23 and RMB2.04 (US$0.28), respectively.

The aggregate unrecognized share-based compensation expense was RMB685 (US$94) as of December 31, 2024, which the Company expects to recognize over an estimated weighted-average period of 0.97 years.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)

Share options (continued)

The Company estimates the fair value of each award on grant date using the binomial option pricing model. The binominal model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Subsequent to the IPO, fair value of the common shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its common shares.

The Company recognizes share-based compensation expense using the accelerated recognition method over the requisite service period, which is generally subject to graded vesting.

The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
Risk-free interest rate	1.87% - 3.75%	3.45%	3.88%
Dividend yield	0%	0%	0%
Expected volatility	55.99% - 56.79%	56.55%	57.25%
Weighted average expected volatility	56.15%	56.55%	57.25%
Expected exercise multiple	2.2 - 2.8	2.5	2.5 - 2.8
(i)	Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.
(ii)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(iii)	Expected volatility – Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(iv)	Expected exercise multiple – Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13	Share-based compensation (continued)

Restricted share units

Starting from 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).

A summary of the restricted share units for the year ended December 31, 2024 was stated below:

		Weighted-	Weighted
		Average	Average
		grant-date	Remaining
	Number of	Fair Value	Contractual	Aggregate
	Share	per Restricted	Term	Intrinsic
Restricted Share Units Granted to Employees and Directors	Units	Share Unit	(Years)	Value
		RMB		RMB
Outstanding, December 31, 2023	1,016,062	1.71	9.68	1,511
Granted	273,605	2.04	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Vested	1,016,013	1.76	—	—
Cancelled	—	—	—	—
Outstanding, December 31, 2024	273,654	1.84	9.66	1,042
Vested and expected to vest as of December 31, 2024	273,654	1.84	9.66	1,042

The weighted average grant-date fair value per restricted share unit granted for the years ended December 31, 2022, 2023 and 2024 were RMB9.55, RMB1.74 and RMB2.04 (US$0.28), respectively.

As of December 31, 2024, there was RMB373 (US$51) of unrecognized share-based compensation cost related to restricted shares units, which the Company expects to recognize over an estimated weighted-average period of 0.66 year.

The aggregate fair value of options and restricted share units vested and recognized as expenses for the years ended December 31, 2022, 2023 and 2024 were RMB15,515, RMB11,574 and RMB4,225 (US$579), respectively.

Total intrinsic value of options and restricted share units exercised/vested for the years ended December 31, 2022, 2023 and 2024 were RMB7,821, RMB2,976 and RMB5,796 (US$794), respectively.

Total compensation costs recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenue	2	3	2	—
Research and development	368	2,764	731	100
Sales and marketing	1,188	850	138	19
General and administrative	13,957	7,957	3,354	460
Total	15,515	11,574	4,225	579

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes

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

Malaysia

Under the Malaysia tax laws, the subsidiary in Malaysia is subject to 24% income tax rate on its chargeable income accruing in or derived from Malaysia. Certain of the subsidiary in Malaysia is subject to partial income tax exemptions if certain conditions are met.

Hong Kong

Under the Hong Kong tax laws, the subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The HNTE certificate of the VIE was obtained in December 2019 and expired in December 2021. The VIE re-applied and obtained the HNTE certificate with a validity period of three years starting December 2022 onwards. It was entitled to the preferential rate of 15% for 2022, 2023 and 2024. In early 2021, the WFOE was recognized as an HNTE and was eligible for 15% preferential tax rate from 2020 to 2022. The WFOE re-applied and obtained the certificate of high and new technology enterprise with a validity period of three years starting December 2023. It was entitled to the preferential rate of 15% for 2022, 2023 and 2024. SendCloud and Ifaxin (Hubei) Cloud Computing Co. Ltd. (“Ifaxin”) were classified as “small and micro businesses” in 2022, 2023 and 2024. They enjoyed a preferential tax rate of 20% with a discount to taxable income for 2022, 2023 and 2024.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

The Company’s loss before income taxes consists of:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cayman Islands	(21,516)	(16,192)	(7,466)	(1,023)
British Virgin Islands	(13)	—	(37)	(5)
Hong Kong	(2,540)	(1,982)	(2,699)	(370)
Singapore	34	96	341	47
Malaysia	—	—	(253)	(35)
China	(84,870)	(46,476)	3,455	474
Total loss before income taxes	(108,905)	(64,554)	(6,659)	(912)

Composition of income tax expense

The current and deferred portions of income tax benefit/(expense) included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax expense	(26)	(3)	(104)	(14)
Deferred tax benefit/(expense)	481	1,889	(6)	(1)
Total income tax benefit/(expense)	455	1,886	(110)	(15)

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Loss before income tax	(108,905)	(64,554)	(6,659)	(912)
Income tax expense computed at PRC statutory rate (25%)	(27,226)	(16,139)	(1,665)	(228)
International tax rate differential	5,596	4,206	2,080	285
Preferential tax rate	5,518	10,613	(16,830)	(2,306)
Deferred tax items tax rate differential	(5,399)	(6,502)	15,283	2,094
Research and development super-deduction	(28,463)	(26,393)	(19,403)	(2,658)
Non-deductible expenses	4,367	3,438	2,257	309
Deferred tax expenses	(679)	49	1,423	195
Non-taxable income	(157)	—	(3)	—
Prior year true up	—	—	2,156	295
Deemed income	—	—	59,152	8,104
Changes in valuation allowance	45,988	28,842	(44,340)	(6,075)
Income tax (benefit)/expense	(455)	(1,886)	110	15

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14	Income taxes (continued)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets
Provision for credit losses	5,463	5,422	743
Share of loss from equity method investments	113	113	15
Accrued expenses	7,907	2,007	275
Net operating loss carry forward	320,122	272,542	37,338
Government grants related to assets	3	158	22
Property and equipment depreciation	20	—	—
Lease liabilities	817	4,231	580
Less: Valuation allowance	(324,243)	(279,902)	(38,346)
Total deferred tax assets	10,202	4,571	627
Deferred tax liabilities
Property and equipment depreciation	(19)	(102)	(14)
Operating lease right-of-use assets	(678)	(4,057)	(556)
Intangible assets arising from acquisition	(4,288)	(3,340)	(458)
Loan interest income	(8,139)	—	—
Total deferred tax liabilities	(13,124)	(7,499)	(1,028)

Net deferred tax assets	1,072	131	18
Net deferred tax liabilities	(3,994)	(3,059)	(419)

The Company operates through its WFOE, the VIE and the subsidiaries of the VIE, and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss or had incurred losses since inception and are not forecasting profits in the near future as of December 31, 2023 and 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Company had deferred tax assets related to net operating loss carry forwards of RMB320,122 and RMB272,542 (US$37,338) as of December 31, 2023 and 2024, which can be carried forward to offset taxable income. The net operating losses of its WFOE, the VIE and the subsidiaries of the VIE will expire in years 2025 to 2034 if not utilized for the subsidiaries in China. And the net operating losses of the subsidiary in Malaysia will expire in 2034 if not utilized. For the subsidiary in Hong Kong, the net operating losses are indefinite to be utilized.

The Company’s taxable outside basis differences related to the aggregate undistributed earnings for distribution in China were RMB2,531 and RMB4,014 (US$550) for each of the years ended December 31, 2023 and 2024, which can be recovered tax-free by dividend distribution between subsidiaries in China. Therefore, the deferred tax liabilities are not recognized.

As of December 31, 2023 and 2024, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2023 and 2024. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In accordance with relevant PRC tax administration laws, the tax year from 2019 through 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	Commitments and contingencies

Capital commitments

As of December 31, 2024, the Company did not have any non-cancellable purchase commitments.

16	Share capital

During the year ended December 31, 2022, the Company had repurchased under the 2022 Repurchase Plan an aggregate of 13,673 ADSs, representing 182,313 Class A common shares.

During the year ended December 31, 2023, the Company had repurchased under the 2022 Repurchase Plan and 2023 Repurchase Plan an aggregate of 127,987 ADSs, representing 1,706,493 Class A common shares.

During the year ended December 31, 2024, the Company had repurchased under the 2023 Repurchase Plan an aggregate of 91,166 ADSs, representing 1,215,547 Class A common shares. As of December 31, 2024, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase price on the consolidated balance sheets.

As at December 31, 2023, there were 61,831,753 and 17,000,189 Class A and Class B common shares outstanding respectively.

As at December 31, 2024, there were 63,041,500 and 17,000,189 Class A and Class B common shares outstanding respectively.

Every three of ADSs represent forty Class A common shares.

Basic and diluted loss per share is calculated as follows:

	For the year ended		For the year ended
	December 31, 2022		December 31, 2023		For the year ended December 31, 2024
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to common shareholders	(84,032)	(22,932)	(48,851)	(13,247)	(5,545)	(759)	(1,501)	(206)
Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	62,296,172	17,000,189	62,688,838	17,000,189	62,802,678	62,802,678	17,000,189	17,000,189
Basic and diluted loss per share	(1.35)	(1.35)	(0.78)	(0.78)	(0.09)	(0.01)	(0.09)	(0.01)

For the years ended December 31, 2022, 2023 and 2024, the two-class method is applicable because the Company has Class A and Class B common shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.

The effect of all outstanding share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 as their effects would be anti-dilutive.

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

In December 2023, the NCI shareholders of SendCloud and the Company executed a supplement agreement whereby the NCI shareholders relinquished their rights to put their retained equity back to the Company. As a result, the carrying value of the redeemable noncontrolling interests of RMB30,701 were reclassified as noncontrolling interests within permanent equity.

The following table presents the activity of the redeemable noncontrolling interests balance for the years ended December 31, 2023 and 2024:

	2023	2024
	RMB	RMB	US$
Balance as of January 1	30,552	—	—
Net loss attributable to redeemable noncontrolling interests	(42)	—	—
Adjustment of redeemable noncontrolling interests to redemption value	191	—	—
Reclassification to permanent equity	(30,701)	—	—
Balance as of December 31	—	—	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

18	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

The Company did not have related party balances as of December 31, 2023 and 2024.

Details of related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:

Transactions with related parties

		For the year ended December 31,
		2022	2023	2024
		RMB	RMB	RMB	US$
Services provided to:	(i)
Guangzhou Tianlang Network Technology Co., Ltd.		400	—	—	—
(i)	The Company entered into agreements with Guangzhou Tianlang Network Technology Co., Ltd. to provide advertising services and JG Alliance service in 2022. Guangzhou Tianlang Network Technology Co., Ltd. has been deregistered in 2023.

19	Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Developer Services:
Subscription	160,722	173,523	196,813	26,963
Value-Added Services	74,509	31,129	32,825	4,497
Vertical Applications	93,591	85,580	86,532	11,855
Total revenues	328,822	290,232	316,170	43,315

For the years ended December 31, 2022, 2023 and 2024, revenues recognized at a point in time are RMB191,587, RMB163,262 and RMB192,200 (US$26,331), respectively. For the years ended December 31, 2022, 2023 and 2024, revenues recognized over time are RMB137,235, RMB126,970 and RMB123,970 (US$16,984), respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

20	Other income (loss)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Disposal loss of long-term investment	—	(10,754)	—	—
Impairment of long-term investments (Note 8)	(6,726)	(8,505)	—	—
Credit losses for loans receivable	(705)	(6,660)	—	—
Income from ADR profit-sharing program	2,207	1,336	—	—
Others	11	592	238	33
Total	(5,213)	(23,991)	238	33

21	Fair value measurements

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

For the year ended December 31, 2023, assets measured at fair value are summarized below:

Fair value measurement at December 31, 2023 using
Significant
		Quoted prices in	other
	Total Fair	active markets	observable	Significant
	Value at	for identical	inputs	unobservable	Fair value
	December 31, 2023	assets (Level 1)	(Level 2)	inputs (Level 3)	adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	(8,505)
Total assets measured at fair value	—	—	—	—	(8,505)
(i)	When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. For the years ended December 31, 2023, the Company recognized full impairment charges to reduce the carrying values of certain equity investments to nil due to the significant deterioration in the investees’ operational performance and financial position, liquidity concerns and/or substantial doubt regarding the investees’ ability to continue as a going concerns.

For the year ended December 31, 2024, there was no assets measured at fair value on a non-recurring basis.

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

Amounts of net assets restricted include the paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB697,636 (US$95,576) as of December 31, 2024.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

23	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2023	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,328	3,291	451
Due from the entities within the Group	8,273	10,592	1,451
Prepayments and other current assets	7,048	6,893	944
Total current assets	18,649	20,776	2,846
Non-current assets:
Long-term investments	296,579	304,090	41,660
Other non-current assets	5,055	5,130	703
Total non-current assets	301,634	309,220	42,363
Total assets	320,283	329,996	45,209
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	2,159	2,342	320
Due to the entities within the Group	244,576	259,732	35,583
Total current liabilities	246,735	262,074	35,903
Total liabilities	246,735	262,074	35,903
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 4,920,000,000 shares authorized as of December 31, 2023 and 2024, 61,831,753 shares and 63,041,500 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	39	39	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 30,000,000 shares authorized as of December 31, 2023 and 2024, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2023 and 2024)	11	11	2
Treasury shares (1,429,341 and 442,915 class A common shares as of December 31, 2023 and 2024, respectively)	(2,453)	(1,674)	(229)
Additional paid-in capital	1,045,397	1,045,221	143,195
Accumulated deficit	(988,669)	(995,715)	(136,412)
Accumulated other comprehensive income	19,223	20,040	2,745
Total shareholders’ equity	73,548	67,922	9,306
Total liabilities and shareholders’ equity	320,283	329,996	45,209

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

23	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	—	—	—	—
Sales and marketing	(272)	(517)	(416)	(57)
General and administrative	(12,443)	(11,430)	(7,018)	(961)
Share of (loss)/income of the subsidiaries and VIE	(85,448)	(45,933)	373	51
Total operating expenses	(98,163)	(57,880)	(7,061)	(967)
Loss from operations	(98,163)	(57,880)	(7,061)	(967)
Foreign exchange loss, net	(2,467)	(61)	(6)	(1)
Interest income	43	34	21	3
Interest expense	(1,985)	—	—	—
Gains from fair value change	838	—	—	—
Other loss	(5,230)	(4,191)	—	—
Loss before income taxes	(106,964)	(62,098)	(7,046)	(965)
Income tax expenses	—	—	—	—
Net loss	(106,964)	(62,098)	(7,046)	(965)
Net loss attributable to common shareholders	(106,964)	(62,098)	(7,046)	(965)
Other comprehensive income
Foreign currency translation adjustments	5,853	919	817	112
Total other comprehensive income, net of tax	5,853	919	817	112
Comprehensive loss	(101,111)	(61,179)	(6,229)	(853)

Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	195,530	(23,234)	6,282	861
Net cash used in investing activities	(2,690)	—	—	—
Net cash used in financing activities	(153,040)	(3,651)	(1,775)	(243)
Effect of exchange rate changes	(18,651)	(3,658)	(4,544)	(623)
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,149	(30,543)	(37)	(5)
Cash and cash equivalents and restricted cash at the beginning of year	12,722	33,871	3,328	456
Cash and cash equivalents and restricted cash at the end of year	33,871	3,328	3,291	451