Form 20-F
period 2025-12-31
Aurora Mobile Ltd
filed 2026-03-27
CIK 1737339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 79,971,355 common shares outstanding, par value of US$0.0001 per share, being the sum of 62,971,166 Class A common shares (excluding treasury shares), par value of US$0.0001 per share and 17,000,189 Class B common shares, par value of US$0.0001 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, every 3 of which represent 40 Class A common shares. On December 11, 2023, we effected an ADS ratio change to adjust our common share to ADS ratio from 3 ADSs representing 2 Class A common shares to 3 ADSs representing 40 Class A common shares. Except otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report;
●	“AI” are to artificial intelligence;
●	“Aurora” are to Aurora Mobile Limited, our Cayman Islands holding company;
●	“BVI” are to the British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;
●	“Class A common shares” are to our Class A common shares of par value US$0.0001 per share;
●	“Class B common shares” are to our Class B common shares of par value US$0.0001 per share;
●	“common shares” are to our common shares, par value US$0.0001 per share;
●	“customers” in a given period are to those that purchase at least one of our paid-for SAAS Businesses during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;
●	“PAG Warrant” are to the warrant to initially purchase 9,666,666 common shares issued by us to PM Partners I LP on February 11, 2026;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SAAS” are to Software-as-a-Service;
●	“SAAS Businesses” are to our developer services and vertical applications;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, including its subsidiaries, Wuhan SendCloud Technology Co., Ltd., or Wuhan SendCloud, and Ifaxin (Hubei) Cloud Co., Ltd., or Ifaxin;
●	“we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries.
●	“WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush; and

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

We, through our WFOE, have entered into a series of contractual arrangements with the VIE and the nominee shareholders of the VIE. These contractual arrangements enable us to: (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that could potentially be significant to the VIE in consideration for the services provided by our WFOE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2023, 2024 and 2025, we derived 95.0%, 90.7% and 85.2% of our external revenues from the VIE, respectively.

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

In addition, the VIE is owned principally by Mr. Weidong Luo, who holds 80% of the equity interest in the VIE. Mr. Luo also has 76.2% of the total voting power of Aurora. Accordingly, the enforceability of the various contracts described above by our company against the VIE is dependent upon Mr. Luo. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to direct the business operations of the VIE. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in mainland China are held by the VIE. A significant part of our revenues is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in mainland China through our subsidiaries and the VIE in mainland China. The operations of our subsidiaries and the VIE in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, and except as otherwise disclosed in this annual report, our mainland China subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in mainland China, including, among others, three value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. The VIE may also be required to obtain the personal credit reporting business license. The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Under the Administrative Regulations on the Credit Reporting Industry and the Administrative Measures for Credit Reporting Agencies, the latter of which was promulgated by the People’s Bank of China and became effective in 2013, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. On September 27, 2021, the People’s Bank of China promulgated the Administrative Measures for Credit Information Services, which took effect on January 1, 2022. Pursuant to these measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the People’s Bank of China pursuant to these measures. The VIE provides financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether the VIE would be deemed to engage in personal credit reporting business because of the VIE’s financial risk management solutions. The VIE’s subsidiary, Wuhan SendCloud, may also be required to obtain a value - added telecommunication business license for store - and - forward services. Wuhan SendCloud provides email sending services as part of its current operations and its email sending platform allows customers to configure and create sending domains and perform email sending functions, which may be deemed as providing store - and - forward services. Accordingly, Wuhan SendCloud may be required to obtain a class B23 value - added telecommunication business license for store - and - forward services. Wuhan SendCloud is in the process of applying for such licenses and has not yet obtained it as of the date of this annual report. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. See “Item 4. Information on the Company—B. Business Overview —Regulations—Regulations on Credit Reporting.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations.”

On May 14, 2025, we entered into an at market issuance sales agreement with China Renaissance Securities (Hong Kong) Limited with respect to an at-the-market sales program under which we may offer and sell, from time to time at our sole discretion, up to an aggregate of US$8,000,000 of ADSs through China Renaissance Securities (Hong Kong) Limited as our sales agent (the “ATM Offering Program”).We completed the first issuance of ADSs under the ATM Offering Program on July 14, 2025 and we submitted a filing application to the China Securities Regulatory Commission, or the CSRC, on July 16, 2025.

On February 11, 2026, we issued the PAG Warrant to PM Partners I LP. Pursuant to the terms of the warrant, the warrantholder has the right to purchase up to 9,666,666 common shares at an initial exercise price of US$1.035 per common shar, subject to adjustments. In connection with this issuance, we submitted a filing application to the CSRC, on February 12, 2026.

Furthermore, except as disclosed in this annual report, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we, our mainland China subsidiaries and the VIE, (i) are not required to obtain permissions from CSRC, and (ii) have not received or were denied such requisite permissions by any PRC authority. We and the VIE are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and the VIE are required to obtain approvals in the future.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of trading of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. As of the date of this annual report, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to our investors. The net liabilities of the VIE, in which we have no legal ownership, amounted to RMB398 million, RMB159 million and RMB150 million (US$21 million) as of December 31, 2023, 2024 and 2025, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and the VIE, to Aurora and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The regulation of mainland China on loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—We may rely on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment”

Our subsidiaries and the VIE conduct business transactions that include provision of services and intercompany loans, and collection of employee’s individual income tax from the exercise of share options, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our subsidiaries and the VIE are summarized below:

	For the year ended December 31,
	2023	2024	2025

	(RMB in thousands)
Repayment of loans and interests by the VIE to our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd.	65,532	—	—
Employee’s individual income tax from the exercise of share options from our WFOE, JPush Information Consulting (Shenzhen) Co., Ltd. to the VIE	16	12	60
Intercompany receivables from VIE and VIE’s subsidiaries to WFOE and other subsidiaries	—	44,871	53,790
Intercompany receivables from WFOE and other subsidiaries to VIE and VIE’s subsidiaries	31,400	—	—

With respect to intercompany loans, the VIE repaid cash to our WFOE amounted to RMB65.5 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. With respect to the collection of employee’s individual income tax from the exercise of share options, the VIE received cash from our WFOE amounted to RMB16 thousand, RMB12 thousand and RMB60 thousand (US$10 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively, which were then remitted to local tax authorities on behalf of our employees. With respect to intercompany receivables from the VIE to our subsidiaries, the VIE and VIE’s subsidiaries received cash from our WFOE and other subsidiaries amounting to RMB31.4 million for the year ended December 31, 2023, and paid cash to our WFOE and other subsidiaries amounting to RMB44.9 million and RMB53.8 million (US$7.7 million) for the years ended December 31, 2024 and 2025, respectively.

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

Financial Information Related to the VIE, Parent and Its Subsidiaries

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2023, 2024 and 2025.

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended December 31, 2025
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	349,192	105,001	(79,346)	374,847
Income/(loss) from subsidiaries and VIE	6,340	—	—	(6,340)	—
Net (loss)/income	423	7,040	1,451	(6,340)	2,574

	For the year ended December 31, 2024
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	306,884	80,874	(71,588)	316,170
Income/(loss) from subsidiaries and VIE	373	—	—	(373)	—
Net (loss)/income	(7,046)	2,266	(1,616)	(373)	(6,769)

	For the year ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Revenues	—	285,304	70,864	(65,936)	290,232
Loss from subsidiaries and VIE	(45,933)	—	—	45,933	—
Net loss	(62,098)	(45,313)	(1,190)	45,933	(62,668)

Selected Condensed Consolidating Schedule of Financial Position

	As of December 31, 2025
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total
Cash and cash equivalents	23,208	72,919	71,828	—	167,955
Restricted cash	—	—	384	—	384
Total current assets	41,903	388,269	769,107	(967,316)	231,963
Investments in subsidiaries	272,540	—	2,025,799	(2,298,339)	—
Total non-current assets	311,180	137,846	2,033,515	(2,298,339)	184,202
Total assets	353,083	526,115	2,802,622	(3,265,655)	416,165
Total liabilities	287,285	675,963	335,782	(982,290)	316,740
Total equity/(deficit)	65,798	(149,848)	2,466,840	(2,283,365)	99,425
Total liabilities and equity	353,083	526,115	2,802,622	(3,265,655)	416,165

	As of December 31, 2024
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	3,291	84,136	31,744	—	119,171
Restricted cash	—	—	376	—	376
Total current assets	20,776	377,781	685,803	(899,745)	184,615
Investments in subsidiaries	269,704	—	2,065,578	(2,335,282)	—
Total non-current assets	309,220	144,091	2,075,389	(2,335,282)	193,418
Total assets	329,996	521,872	2,761,192	(3,235,027)	378,033
Total liabilities	262,074	680,377	257,170	(920,986)	278,635
Total equity/(deficit)	67,922	(158,505)	2,504,022	(2,314,041)	99,398
Total liabilities and equity	329,996	521,872	2,761,192	(3,235,027)	378,033

	As of December 31, 2023
		VIE and VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Cash and cash equivalents	3,328	82,860	28,333	—	114,521
Restricted cash	—	132	354	—	486
Total current assets	18,649	347,537	689,789	(886,399)	169,576
Investments in subsidiaries	262,697	—	1,802,075	(2,064,772)	—
Total non-current assets	301,634	141,615	2,004,235	(2,266,873)	180,611
Total assets	320,283	489,152	2,694,024	(3,153,272)	350,187
Total liabilities	246,735	887,572	218,139	(1,105,980)	246,466
Total equity/(deficit)	73,548	(398,420)	2,475,885	(2,047,292)	103,721
Total liabilities and equity	320,283	489,152	2,694,024	(3,153,272)	350,187

Selected Condensed Consolidating Schedules of Cash Flows

	For the Year Ended December 31, 2025
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash provided by/(used in) operating activities	19,477	(6,025)	51,433	—	64,885
Net cash used in investing activities	—	(2,192)	(5,265)	—	(7,457)
Net cash used in financing activities	(5,047)	(3,000)	—	—	(8,047)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	5,487	—	(6,075)	—	(589)
Net change in cash and cash equivalents and restricted cash	19,917	(11,217)	40,093	—	48,792
Cash, cash equivalents and restricted cash at the beginning of year	3,291	84,136	32,120	—	119,547
Cash, cash equivalents and restricted cash at the end of year	23,208	72,919	72,212	—	168,339

	For the Year Ended December 31, 2024
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash provided by/ (used in) operating activities	6,282	2,580	(321)	—	8,541
Net cash used in investing activities	—	(4,436)	(939)	—	(5,375)
Net cash (used in)/ provided by financing activities	(1,775)	3,000	—	—	1,225
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(4,544)	—	(4,693)	—	149
Net change in cash and cash equivalents and restricted cash	(37)	1,144	3,433	—	4,540
Cash, cash equivalents and restricted cash at the beginning of year	3,328	82,992	28,687	—	115,007
Cash, cash equivalents and restricted cash at the end of year	3,291	84,136	32,120	—	119,547

	For the Year Ended December 31, 2023
		VIE and
		VIE’s	Other	Eliminating	Consolidated
	Parent	subsidiaries	subsidiaries	adjustments	total

	(RMB in thousands)
Net cash (used in)/ provided by operating activities	(23,234)	55,921	(50,594)	—	(17,907)
Net cash provided by investing activities	—	22,120	57,906	(54,900)	25,126
Net cash used in financing activities	(3,651)	(59,900)	—	54,900	(8,651)
Effect of exchange rate fluctuation on cash and cash equivalents and restricted cash	(3,658)	—	3,837	—	179
Net change in cash and cash equivalents and restricted cash	(30,543)	18,141	11,149	—	(1,253)
Cash, cash equivalents and restricted cash at the beginning of year	33,871	64,851	17,538	—	116,260
Cash, cash equivalents and restricted cash at the end of year	3,328	82,992	28,687	—	115,007

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our and the VIE’s business and industry, including, but not limited to, the following:

●	Our historical performance may not be indicative of our future performance;
●	We have incurred net losses, which we may continue to experience in the future;
●	If we cannot successfully execute our strategy and continue to develop and effectively market SAAS Businesses and our other business initiatives that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer;
●	If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected;
●	If the market for our SAAS Businesses and other business initiatives develops more slowly than we expect, our operating results could be harmed;
●	Our and the VIE’s business generates and processes a large amount of data, and we and the VIE are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our and the VIE’s business and prospects;
●	Our business depends on strong brand and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers;
●	The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs;
●	If we fail to keep up with rapid changes in technologies, our future success may be adversely affected; and
●	We may not be able to compete successfully with our current or future competitors.

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Aurora is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiary and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our or the VIE’s business operations in mainland China do not comply with regulations of mainland China relating to certain industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish interest in those operations. Our holding company in the Cayman Islands, our mainland China subsidiary, the VIE, and investors of Aurora face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;

●	We rely on contractual arrangements with the VIE and its shareholders for substantially all of our business operations, which may not be as effective as direct ownership. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the law of mainland China; and
●	The shareholders of the VIE may have potential conflicts of interest with Aurora, which may materially and adversely affect our business and financial condition. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIE’s operations and the value of our ADSs;
●	We and the VIE may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in mainland China, and any lack of requisite approvals, licenses or permits applicable to our and the VIE’s business may have a material adverse effect on our and the VIE’s business and results of operations;
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we and the VIE cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us and the VIE to sanctions imposed by the PRC regulatory authority;
●	The PRC government’s significant oversight over our or the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of our ADSs. The PRC government may intervene or influence our and the VIE’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F.

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

We have incurred net losses in the past, including loss from operations of RMB40.5 million and RMB9.9 million for the years ended December 31, 2023 and 2024, and net losses of RMB62.7 million and RMB6.8 million for the years ended December 31, 2023 and 2024, respectively. While we achieved profitability for the year ended December 31, 2025, with income from operations of RMB0.7 million (US$0.1 million) and net income of RMB2.6 million (US$0.4 million), we cannot assure you that we will be able to continue generating net profits in the future.

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

In addition, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. For instance:

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Measures for Cybersecurity Reviews, which became effective on February 15, 2022. Pursuant to these measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. These measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The measures remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. In addition to the potential review before foreign listings, the Cyberspace Administration of China has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to such ex officio security reviews, and it is uncertain whether the fact of us being listed in the United States would increase such a possibility. If we are subject to such a cybersecurity review, we may be ordered to suspend our business by disconnecting our products from our clients’ mobile apps, stopping developing new clients, businesses, among others. If we fail to pass the cybersecurity review, we may face penalties such as fines, orders to suspend business, suspension of business, closure of websites, revocation of business licenses and permits, and any of these could have a material adverse effect on our business and results of operations. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, we cannot rule out the possibility that we may be deemed to be a critical information infrastructure operator under the law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China. At this stage, we are unable to predict the possible consequences of the Regulations on Network Data Security Administration, if any, and we are monitoring and assessing the rulemaking process closely.

●	On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. However, the Regulations on Network Data Security Administration provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review for the listing of our securities in the United States pursuant to the Regulations on Network Data Security Administration.

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

On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of December 31, 2025, within mainland China, we had 107 patent applications pending and 75 patents registered. We own 225 computer software copyrights, relating to various aspects of our SAAS Businesses. In addition, we have filed 5 trademark applications and have maintained 208 trademark registrations and 4 artwork copyrights in mainland China. We also registered 215 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

We have obtained three value-added telecommunication business licenses covering different scope of operations and a foreign-related investigation license. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. In addition, Wuhan SendCloud may also be required to obtain a value-added telecommunication business license for store-and-forward services. Wuhan SendCloud provides email sending services as part of its operations. Wuhan SendCloud’s email platform allows customers to configure and create sender domains and deliver emails, which may be deemed to constitute store-and-forward services. Accordingly, Wuhan SendCloud may be required to hold a class B23 value-added telecommunications business license for store-and-forward services. Wuhan SendCloud is in the process of applying for such license but has not yet obtained it as of the date of this annual report. We cannot assure you that we can obtain or successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We may also be required to obtain the personal credit reporting business license. See “Item 4. Information on the Company — B. Business Overview—Regulations—Regulations on Credit Reporting.” The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in mainland China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. On September 27, 2021, the People’s Bank of China promulgated the Administrative Measures for Credit Information Services, which took effect on January 1, 2022. Pursuant to these measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Persons engaging in personal credit information services shall obtain the personal credit information organization license issued by the People’s Bank of China pursuant to these measures. We provide financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we or the VIE would be deemed to engage in personal credit reporting business because of our or the VIE’s financial risk management solutions. As of the date of this annual report, we and the VIE have not been subject to any fines or other penalties under any laws or regulations of mainland China related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that we will not be required in the future by the governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our financial risk management solutions. Our business may also subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, customers, employees or other individuals or entities, including claims of breach of contract or unfair competition. We are not presently a party to any material legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Internet services and content providers such as ours are frequently involved in litigation based on intellectual property-related claims. Any potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract app developers and customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” The management report was not subject to attestation by our independent registered public accounting firm as we are a non-accelerated filer. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A common shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We adopted a stock incentive plan in July 2014, or the 2014 Plan, a stock incentive plan in March 2017, or the 2017 Plan, a stock incentive plan in December 2021, or the 2021 Plan, and a stock incentive plan in September 2023, or the 2023 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. Under the 2021 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 common shares. Under the 2023 Plan, we are authorized to grant share awards for issuance of up to a maximum of 4,000,000 Class A common shares. In 2023, 2024 and 2025, we recorded RMB11.6 million, RMB4.2 million and RMB3.7 million (US$0.5 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. Expenses associated with share-based compensation have affected our net loss and may increase our net loss in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing, including through the US$8,000,000 at-the-market sales program currently available to us. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Further, we may be adversely affected by a crisis in the banking industry. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents may be impacted and could have a material adverse effect on our business and financial condition.

Future issuance of common shares or ADSs will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.

As of the date of this annual report, 9,666,666 ADSs are issuable upon exercise of the PAG Warrant. The PAG Warrant has an initial exercise price of US$1.035 per common share, subject to adjustments (including anti-dilution adjustments). The PAG Warrant will expire on February 10, 2029, being the third anniversary of the issue date. We also agree with the warrant holder to work on a best efforts basis for the filing of a registration statement covering the common shares underlying the PAG Warrant (including in the form of ADSs). The exercise of the PAG Warrant will dilute the ownership interests of our shareholders and holders of our ADSs. Furthermore, any sales in the public market of common shares or ADSs issuable upon exercise of the PAG Warrant may create a downward pressure on the market price of our ADSs and/or may increase the opportunities to create short positions with respect to the ADSs, which could in turn further adversely affect the prevailing market price of our ADSs. In addition, the existence of the PAG Warrant, in itself, may encourage short selling by market participants because their exercise or conversion could trigger the market dynamic that would depress the price of our ADSs.

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

Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current laws and regulations of mainland China. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors, with a few exceptions, are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses and the review by the MOFCOM were deleted. On April 8, 2024, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World. This notice states that in regions authorized to implement the pilot program, the restrictions on specific types of value-added telecommunications businesses will be lifted.

Aurora is a Cayman Islands exempted company and our mainland China subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in mainland China. As a result, the VIE in mainland China, namely Hexun Huagu including its subsidiaries, holds three value-added telecommunications business operation license as the value-added telecommunications service provider. We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive the economic benefits of and absorb losses that potentially could be significant to the VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2023, 2024 and 2025, we derived 95.0%, 90.7% and 85.2% of our external revenues from the VIE, respectively.

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

The VIE contributed 95.0%, 90.7% and 85.2% of our consolidated total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

We believe none of our entities outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Mainland China Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the mainland China’s tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the mainland China’s tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to mainland China’s tax on gains realized on the sale or other disposition of ADSs or Class A common shares, if such income is treated as sourced from within the mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-domestic individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or Class A common shares by such shareholders may be subject to mainland China’s tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-domestic shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or our Class A common shares.

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

The PRC government has provided various tax incentives to the VIE in mainland China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting from December 2025 onwards. Any increase in the enterprise income tax rate applicable to our mainland China subsidiary or the VIE in mainland China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our mainland China subsidiary or the VIE in mainland China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the mainland China’s tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

On June 24, 2022, the Standing Committee of the National People’s Congress published amendments to the Anti-Monopoly Law, which came into effect on August 1, 2022. These amendments formally implement China’s latest anti-monopoly policies by, among other things, improving regulatory rules for anti-competitive agreements, expressly addressing monopoly issues in the platform economy, and substantially increasing the penalties for violating the law. These amendments formally extend the antimonopoly regulatory regime to the platform economy by outlining the general principal that business operators shall not engage in monopolistic activities, such as by taking advantage of data and algorithms, technology, capital advantage, and platform rules. These amendments also specifically prohibit business operators from abusing its market dominance, such as by using data and algorithms, technology, and platform rules. Penalties for violation of the Anti-Monopoly Law have been substantially increased in these amendments. For example, according to these amendments, if a company completes a concentration of business in violation of the Anti-Monopoly Law that will or is likely to have an effect of eliminating or restricting competition, in addition to other remedial measures, a fine of up to 10% of the last year’s sales revenue may be imposed. If the concentration of business in violation of the Anti-Monopoly Law completed by the company does not have the effect of eliminating or restricting competition, a fine of up to RMB5 million may be imposed. In the case that the aforementioned violation has particularly serious circumstances, bad impact, or consequences, the fine imposed may be further increased to between two and five times the aforementioned fine amount. Due to the enhanced implementation of the Anti-Monopoly Law, we and the VIE may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us and the VIE to heightened risks and challenges. On March 24, 2023, the State Administration for Market Regulation promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effect on April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements were amended and promulgated on December 9, 2025, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were amended and promulgated on December 18, 2025, both of which took effect on February 1, 2026. These regulations have, among other things, elaborated on the specific requirements under the Anti-Monopoly Law, optimized the regulatory and enforcement procedures, and strengthened the legal responsibilities of the parties.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

There have been heightened tensions in international economic relations, and the global macroeconomic environment still faces numerous challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict, attacks on shipping in the Red Sea, the military conflict between Israel and Iran (including U.S. participation) and the instability in Southeast Asia have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Similarly, the Israel-Iran conflict and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures.

The United States and various foreign governments have also imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, the Department of Commerce Bureau of Industry and Security promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. The rules also introduced end-use controls for any company headquartered in China or whose ultimate parent is headquartered in China, and established new licensing requirements for additional countries. Similarly, in January 2025, the Department of Commerce Bureau of Industry and Security released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced AI research and development, as well as certain AI model technology. The rule prohibits the export of such items to any company headquartered in China or whose ultimate parent is located in China. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. On December 18, 2025, President Trump signed into law the Comprehensive Outbound Investment National Security (COINS) Act of 2025 The COINS Act largely adopts the existing prohibitions and notification requirements while expanding the targeted countries and industry sectors. Separately, the United States has also restricted U.S. persons from investing in publicly traded securities of Chinese Military-Industrial Complex companies identified by the Treasury Department. If we are deemed to be a covered foreign person, and therefore subject to the Outbound Investment Rule, our ability to raise capital or contingent equity capital from U.S. investors would be limited and could negatively affect our stock price. As a result, our financial condition, business, results of operations and prospects could also be adversely affected.

These and other restrictions are aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and they may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. It remains unclear what additional actions, if any, will be taken by the U.S., the Chinese or other governments with respect to international trade agreements, the imposition of tariffs, export tax policy related to international commerce, or other trade matters.

Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any of the foregoing could also adversely affect the financial and economic conditions in the jurisdictions in which we operate or we plan to establish a business presence, and any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services or our planned expansion, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. Should we or any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected.

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

As of December 31, 2025, we had cumulatively repurchased approximately US$2.3 million of ADSs under the 2022 Repurchase Plan, the 2023 Repurchase Plan and the 2024 Repurchase Plan in aggregate. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our common shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our common shares may decline below the levels at which we determine to repurchase the ADSs or our common shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, beneficially owned an aggregate of 7,171,333 Class A common shares (including 71,333 Class A common shares represented by 5,350 ADSs) and 17,000,189 Class B common shares, which represent 76.2% of our total voting power, as of February 28, 2026. Therefore, Mr. Weidong Luo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. As of February 28, 2026, we had 79,498,195 common shares outstanding, comprising of (i) 62,498,006 Class A common shares (excluding treasury shares), and (ii) 17,000,189 Class B common shares. Among these shares, 41,308,597 Class A common shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A common shares issued and outstanding and the Class B common shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our common shares have caused us to register under the Securities Act the sale of their shares while other holders may also demand registration in the future. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our current articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A common shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets and the market value of our ADSs, we do not expect to be a PFIC for the taxable year ended December 31, 2025.

Although we believe that it is likely that we were not classified as a PFIC for the taxable year that ended December 31, 2025, we have been classified as a PFIC in prior years and may again be classified as a PFIC in the future. Our PFIC status for the current taxable year ending December 31, 2026, will not be determinable until after the close of the taxable year. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) hold our ADSs or Class A common shares, such U.S. Holders could be subject to adverse U.S. federal income tax consequences, including having gains realized on the sale of our ADSs or Class A common shares treated as ordinary income, rather than capital gains, in the case of U.S. Holders who are individuals, losing the preferential rate generally applicable to dividends received with respect to dividends on our ADSs or Class A common shares, and having an additional tax in the nature of an interest charge apply to distributions by us and the proceeds of sales of our ADSs or Class A common shares. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or Class A common, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either the income test or the asset test described above in a subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

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

Overview

We are a leading provider of customer engagement and marketing technology services in mainland China. Through our developer services, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence, or AI, and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “SOC 2 Type II certification”, the “Golden Lingguang Cup” from the Internet Society of China, the “Artificial Intelligence Elite Enterprise Innovation Award”, the “HarmonyOS SDK Security Evaluation Certificate” from CAICT, the “2025 Data Security Xingyi Excellent Case”, the “Top 20 China AI Large Model Industry Innovation Service Providers” at WIM2025”, the “AI Tianma Zhenpin” award granted by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “High-Quality Digital Transformation Technology Solutions Collection (2025)” awarded by CAICT, “High-Quality Digital Transformation Products and Services Panorama (2025)” awarded by CAICT, the “Golden Sailing Award” from GICC 2024, “Equal Ocean 2024 GoGlobal Software Services Top 10,” “The Most Investment-worthy Artificial Intelligence Award” by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “Top 50 Service Institutions for Chinese Enterprises’ Overseas Expansion” awarded by China Overseas Development Association, the “2024 Technological Innovation Leadership Award” awarded by the 13th CFC Financial Summit and 2024 Amazing Innovation and Entrepreneurs Festival, and the “Outstanding Enterprise Award for Digital Services” awarded by the 8th FMCG Retail Consumer Goods Digital Summit.

We provide a comprehensive suite of services to mobile app developers in mainland China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service, or SMS, one-click verification, and other services under JG Alliance. Our services had been used by approximately 786,900 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2025. We are the partner of choice for many major internet companies, as well as many leading brands in various industries. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,919,000 as of December 31, 2023 to over 1,960,000 as of December 31, 2024, and further to over 1,990,000 as of December 31, 2025.

Since our inception through December 31, 2025, we have accumulated data from over 83.8 billion installations of our software development kits, or SDKs, as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for Al-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

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

Our developer services had been used by a cumulative number of approximately 786,900 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2025. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 1,919,000 as of December 31, 2023 to over 1,960,000 as of December 31, 2024 and further to over 1,990,000 as of December 31, 2025. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have received numerous awards, including the “SOC 2 Type II certification”, the “Golden Lingguang Cup” from the Internet Society of China, the “Artificial Intelligence Elite Enterprise Innovation Award”, the “HarmonyOS SDK Security Evaluation Certificate” from CAICT, the “2025 Data Security Xingyi Excellent Case”, the “Top 20 China AI Large Model Industry Innovation Service Providers” at WIM2025”, the “AI Tianma Zhenpin” award granted by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “Golden Sailing Award” from GICC 2024, “Equal Ocean 2024 GoGlobal Software Services Top 10,” “The Most Investment-worthy Artificial Intelligence Award” by the Shenzhen Artificial Intelligence Industry Association (GPTBots), the “Top 50 Service Institutions for Chinese Enterprises’ Overseas Expansion” awarded by China Overseas Development Association, and the “Outstanding SDK Product Case” awarded by China Academy of Information and Communications Technology.

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

Leveraging our technology infrastructure built upon a network of cloud servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 12.1 billion messages to various app end users on an average daily basis in the three months ended December 31, 2025.

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

Enterprise-grade AI agent platform GPTBots.ai

GPTBots.ai is an enterprise-grade AI agent platform, offering no-code/low-code AI agent development, deployment, and management for enterprise clients. Through multi-model LLM integration and intelligent workflow automation, GPTBots.ai empowers organizations to enhance customer service, optimize knowledge management, and automate business processes, driving digital innovation and transformation worldwide.

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

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

●	Volume—massive and ever-growing data pool. We had accumulated data from over 83.8 billion installations of our SDKs as part of our developer services since our inception as of December 31, 2025.
●	Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 786,900 developers representing about 2.0 million mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, and education, as of December 31, 2025. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.
●	Velocity—data timeliness. We access and process a large volume of data in real time. In December 2025, we captured data from approximately 2.0 billion monthly active SDKs. We define monthly active SDKs in a given period as the number of SDKs offered as part of our developer services and integrated into apps that have been installed on mobile devices, which have established active connection with our servers in the last month of the same period. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.
●	Veracity—data accuracy. Through our data processing platform, we cleanse, structure and encrypt raw data to ensure its accuracy. We also have strict policies and internal procedures in place to ensure our data security. Moreover, our data is not associated with a specific family of apps, which increases the unbiasedness of the data we capture.

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

We have received numerous awards for our innovative vertical applications, including the “High-Quality Digital Transformation Technology Solutions Collection (2025)” awarded by CAICT, “High-Quality Digital Transformation Products and Services Panorama (2025)” awarded by CAICT, the “2024 Technological Innovation Leadership Award” awarded by the 13th CFC Financial Summit and 2024 Amazing Innovation and Entrepreneurs Festival, and the “Outstanding Enterprise Award for Digital Services” awarded by the 8th FMCG Retail Consumer Goods Digital Summit.

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

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of SAAS Businesses on a real-time basis. We utilize cloud servers provided by industry-leading third-party cloud service providers. Our domestic cloud servers are located in three cities, namely Guangzhou, Beijing and Shanghai, while we use cloud service from several overseas providers, including those located in Hong Kong, Singapore, Germany and the United States, to ensure broad network coverage and minimize disruptions in our services.

We have strategically selected our data center locations. For our core data centers in Beijing, Guangzhou and Singapore, we employ advanced active-active data center architecture that allows multiple data centers to service the same application at any given time, maximizing continuous availability of our servers and minimizing instability caused by single point failure. Specifically, our active-active data center architecture effectively addresses problems that are commonly encountered when communications are transmitted cross-regionally and across different telecom providers in China.

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

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our vertical applications customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB121.8 million, RMB94.8 million and RMB104.7 million (US$15.0 million) of research and development expenses in 2023, 2024 and 2025, respectively.

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

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2023, 2024 and 2025, we had 5,904, 6,084 and 6,587 customers who purchased our SAAS Businesses within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for SAAS Businesses during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2023, 2024 and 2025.

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

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

●	Collaboration with media partners. We have established collaboration selectively with traditional and online media partners, published 138 corporate releases and product releases on media and also issued 22 data reports in 2025.
●	Offline events. We host and participate in various events, industry conferences and developer and industry salons in 2025, such as the World Artificial Intelligence Conference, the 2025 Shenzhen International Artificial Intelligence Exhibition (AIE 2025), the InnoEX 2025 Hong Kong, the MarTech Summit Asia, the Zanroo AI Enterprise Workshop, and the OceanLink KL Game Connect 2025, to develop and maintain relationships with industry participants and app developers.
●	Online channels. We also utilize online channels to deepen the interaction with developers, engage developers in our online communities and create more traffic for our follow-up marketing attempts.
●	Online customer acquisition. We conduct online targeted marketing for ourselves mainly in cooperation with our marketing partners. For example, we work with leading search engine companies to enable our potential customers to locate us more easily by searching certain keywords.

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

Our intellectual property rights are critical to our business. As of December 31, 2025, we have 107 patent applications pending in mainland China and own 225 computer software copyrights in mainland China, relating to various aspects of our SAAS Businesses. In addition, we have filed 5 trademark applications and maintained 208 trademark registrations and 4 artwork copyrights in China. We have also registered 215 domain names, including jiguang.cn, among others.

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

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, and February 6, 2016, respectively, are the major rules on foreign investment in telecommunications companies in mainland China. These regulations stipulate that except as otherwise provided by the Ministry of Industry and Information Technology, a foreign investor is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when a company invested by such foreign investor applies for the value-added telecommunications business operation license from the Ministry of Industry and Information Technology. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses and the review by the MOFCOM were deleted. On April 8, 2024, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World. This notice states that in regions authorized to implement the pilot program, the restrictions on specific types of value-added telecommunications businesses will be lifted.

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

Pursuant to the Negative List (2024 Version), foreign investors must refrain from making investment in any of the prohibited sectors specified in the Negative List (2024 Version), any domestic enterprise registered in mainland China engaging in prohibited industries under the negative list shall obtain the consent of the competent PRC authorities for overseas listing, and the foreign investors shall not participate in the Negative List (2024 Version), and operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the administrative provisions of the domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. In addition, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call center services). Nonetheless, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses and the review by the MOFCOM were deleted.

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

The Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the National Radio and Television Administration issued the Measures for the Identification of AI Generated and Synthesized Content (the “AIGC Identification Measures”) on March 7, 2025, which came into effect on September 1, 2025. The AIGC Identification Measures applies to the identification activities of AI-generated and synthesized content conducted by network information service providers, and pursuant to the AIGC Identification Measures, service providers shall add the explicit or implicit identifications in the generated and synthesized content. Service providers shall clearly explain the methods and styles of identifying generated and synthesized content in their user service agreements and remind users to carefully read and understand the relevant identification management requirements. When performing procedures such as algorithm filing and security assessment, service providers shall provide the materials regarding the identification of generated and synthesized content. The AIGC Identification Measures do not explicitly stipulate the legal consequences or liabilities of non-compliance. Considering the provisions under all related data security laws and regulations, if we fail to comply with the AIGC Identification Measures, the competent authorities could impose various measures including warnings, public notices of criticism, or orders to rectify the non-compliance within a specified period. In cases of refusal to rectify or in the event of serious violations, the authorities retain the power to order a suspension of the relevant business activities.

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

Regulations on Personal Information Protection

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of mainland China, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. On October 28, 2025, the Cyberspace Administration of China issued a decision on the amendments to the PRC Cybersecurity Law, which became effective on January 1, 2026. The amendments introduce stricter legal liabilities for specific violations. For example, violations of cybersecurity management obligations are now subject to more severe penalties. The amended Cybersecurity Law also increases the punishment against personal information infringement by aligning penalties with those established under other applicable laws, including the Personal Information Protection Law and the Data Security Law.

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

On February 12, 2025, Cyberspace Administration of China promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which came into effective on May 1, 2025. The measure provide that any personal information processor handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. In addition, for a personal information processor who falls under any of the following circumstances, the Cyberspace Administration of China and other authorities performing responsibilities of personal information protection may require the personal information processor to entrust a specialized agency with the compliance audit of its personal information handling activities: (1) where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (2) where its personal information handling activities may infringe upon the rights and interests of many people; or (3) where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people.

On October 16, 2023, the State Council promulgated the Regulation on Protection of Minors in Cyberspace, which came into effect on January 1, 2024. The Regulation on Protection of Minors in Cyberspace provides that personal information processors shall strictly abide by the provisions of the Cyberspace Administration of China and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent and a personal information processor shall conduct by itself or entrust a specialized agency to conduct audit of its compliance with laws and administrative regulations in the processing of the personal information of minors every year, and report the audit information to the cyberspace administration and other authorities in a timely manner. On December 29, 2025, Cyberspace Administration of China issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, mandating that personal information processors that process the personal information of minors shall, by the end of January each year, submit the compliance audit results for the protection of personal information of minors for the previous year.

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

To further regulate cyber security and privacy protection, the Cyber Security Law of mainland China, which entered into force on June 1, 2017, with its latest amendments taking effect on January 1, 2026, provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the Cyber Security Law of mainland China, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. Any internet information services provider that violates these privacy protection requirements under the Cyber Security Law of mainland China and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times the illegal gains, and may be ordered to cease the business operations where the circumstances are serious. On October 28, 2025, the Cyberspace Administration of China issued a decision on the amendments to the PRC Cybersecurity Law, which became effective on January 1, 2026. The amendments introduce stricter legal liabilities for specific violations. For example, violations of cybersecurity management obligations are now subject to more severe penalties. The amended Cybersecurity Law also increases the punishment against personal information infringement by aligning penalties with those established under other applicable laws, including the Personal Information Protection Law and the Data Security Law.

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

On September 15, 2025, the Cyberspace Administration of China announced the Administrative Measures for the Reporting of National Cybersecurity Incidents (the “Cybersecurity Incidents Reporting Measures”), which became effective on November 1, 2025. Pursuant to the Cybersecurity Incidents Reporting Measures, network operators that build, operate networks or provide services through networks within the territory of the PRC shall report incidents that endanger cybersecurity in accordance with the Cybersecurity Incidents Reporting Measures. The Cybersecurity Incidents Reporting Measures and the accompanied Classification and Categorization Guide for Cybersecurity Incidents classify cybersecurity incidents into four levels: general, relatively serious, material or extremely material. Ordinary network operators (other than critical information infrastructure operators) shall report incidents that are relatively serious or above to the cyberspace administration at the provincial level of their locality within four hours. Network operators may submit their reports through the 12387 hotline, website, e-mail, fax or other channels. Where an operator fails to fulfil its reporting obligations under the Cybersecurity Incidents Reporting Measures, or delays or omits any report, gives inaccurate account in reporting or conceals cybersecurity incidents and thereby causes material harmful consequences, the cyberspace administration will impose heavier penalties on the operator and the relevant liable persons in accordance with applicable law; operators that have adopted reasonable protective measures and reported in a timely manner as required may be subject to lighter or mitigated penalties, or be exempted from penalties.

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

On March 10, 2023, the State Administration for Market Regulation promulgated four supporting regulations of the Anti-Monopoly Law, including the Review Measures of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition, which took effective on April 15, 2023. Subsequently, the Provisions on the Prohibition of Monopoly Agreements were amended and promulgated on December 9, 2025, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition were amended and promulgated on December 18, 2025, both of which took effect on February 1, 2026. Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year. The Regulation on Fair Competition Review promulgated by the State Council on June 6, 2024 came into effect on August 1, 2024, which define the standards for fair competition review, stating that policy measures drafted by local governments must not restrict market access and exit, hinder the free flow of goods and factors, impact production and operational costs, or interfere with production and operational activities. The Regulations on Fair Competition Review also improve the fair competition review mechanism by adjusting and clarifying the division of responsibilities among government departments, and introducing procedural requirements such as the need to solicit public opinions when drafting policies that affect the public interest. The Regulations on Fair Competition Review strengthen the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including random checks, handling of complaints, inspections, interviews, and enforcement of legal responsibilities. As a supporting rule to the Regulations on Fair Competition Review, SAMR issued the Rules for Handling Complaints on Fair Competition Review on October 13, 2024, which immediately came into effect, further streamlining the complaint handling procedures and strengthening channels for reporting of fair competition concerns. On December 20, 2024, SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings, also known as the Guidelines for Review of Horizontal Concentrations, which outlines the rules regarding key factors for competition analysis, including evidence materials, relevant markets, market share and market concentration, unilateral effects, coordinated effects, potential competition, market entry, buyer power, efficiency, and other factors. According to the Guidelines for Review of Horizontal Concentrations, the anti-monopoly law enforcement agency will pay special attention to a horizontal concentration of undertakings in which the total market share of the relevant parties is between 25% and 50%. Specifically, for a horizontal concentration of undertakings in which the total market share of the relevant parties is between 35% and 50%, the anti-monopoly law enforcement agency is inclined to deem that the concentration has or may have the effect of excluding or restricting competition in the relevant market. The SAMR has also issued the Discretionary Benchmark for Administrative Penalty for Illegal Concentration of Undertakings (for Trial Implementation) on February 19, 2025, which became effective on the same day and stipulated that for any illegal concentration of undertakings that does not have the effect of excluding or restricting competition, the maximum fine shall not exceed RMB5 million. If the amount calculated according to certain provision hereof exceeds RMB5 million, the amount of the fine shall be determined as RMB5 million. For any illegal concentration of undertakings that has or may have the effect of excluding or restricting competition, the maximum fine shall not exceed 10% of the sales revenue of the previous year. The SAMR further promulgated the Implementing Measures for the Regulation on Fair Competition Review on February 28, 2025, which came into effect on April 20, 2025. The Implementing Measures further clarify the applicable review standards and the specific circumstances subject to fair competition review, and set out the procedural requirements, including the applicable time limits for review and handling. On June 27, 2025, the Standing Committee of the National People’s Congress promulgated the revised Anti-Unfair Competition Law to expand regulation of digital markets, data use and platform conduct. The revised Anti-Unfair Competition Law prohibits the improper acquisition or use of data lawfully held by other operators through deceptive or technically circumventive means, even where such data does not constitute a trade secret, and restricts the use of data, algorithms or platform rules to disrupt competitors’ online services. The scope of unfair competition is further extended to digital identifiers, misleading search practices, fabricated transactions and false reviews. It also strengthens enforcement by increasing penalties and liability for online unfair competition and obstructing investigations, increasing compliance risks for data-driven platform operators.

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

Regulations on Intellectual Property Rights

Software Registration

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in mainland China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by the National Copyright Administration on February 20, 2002 and effective since the same date, which was amended on June 18, 2004. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under the laws of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2025, we have registered copyrights to 215 software programs in mainland China.

Artwork Copyrights

The Copyright Law of mainland China, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, also provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In accordance with the Provisional Measures on Voluntary Registration of Works, which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of December 31, 2025, we have registered four artwork copyrights.

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to copyrights.

Domain Name

On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, the Ministry of Industry and Information Technology promulgated Administrative Measures for Internet Domain Names, which became effective as of November 1, 2017, and abolished the Measures for Administration of Domain Names for the Chinese Internet the Measures for Administration of Domain Names for the Chinese Internet, which adopt “first to file” rule to allocate domain names to applicants, and provide that the Ministry of Industry and Information Technology shall supervise the domain names services nationwide and publicize mainland China’s domain name system. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other activities within the territory of the of mainland China shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. On May 28, 2012, the CNNIC issued a circular, which was amended on June 18, 2019, to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the Ministry of Industry and Information Technology became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of mainland China and the Cybersecurity Law of mainland China, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information. As of December 31, 2025, we have registered 215 domain names, 90 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and latest amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2025, we have registered 208 trademarks and had filed 5 trademark applications in mainland China.

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to trademarks.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002, 2010 and 2023 respectively, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. As of December 31, 2025, we have registered 75 patents and are in process of applying for 107 patents in mainland China.

On April 23, 2025, the Supreme People’s Court and the Supreme People’s Procuratorate promulgated the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving IPR Infringement, which took effect on April 26, 2025, providing further clarification on the elements and sentencing standards of crimes related to patents.

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

On December 26, 2025, The PBOC and the SAFE jointly issued the Notice on Issues Concerning the Fund Management for Overseas Listings of Domestic Enterprises, which will take effect on April 1, 2026, to further facilitate domestic enterprises in efficiently raising funds in overseas financial markets. The main contents of the aforementioned Notice include: (i) clarifying that proceeds from overseas listings, such as funds raised and income from share reductions or transfers, may be repatriated in either foreign currency or Renminbi. Listing entities participating in the Full Circulation of H Shares shall distribute dividends to domestic shareholders domestically in Renminbi; (ii) specifying that funds raised from overseas listings and repatriated in foreign currency may be independently converted and used, and listing entities may autonomously choose their approaches to managing exchange rate risks within China; (iii) supporting the primary role of banks in directly handling the registration for overseas listings by domestic enterprises and appropriately relaxing the deadline requirements for registrations related to issuance, listing, additional offerings, and share reductions; and (iv) clarifying that funds raised from overseas listings and proceeds from share reductions or transfers shall, in principle, be remitted back to China. Any remaining funds remitted abroad by shareholders for the purpose of share purchases, or funds from unconsummated transactions, shall be promptly repatriated. Enterprises meeting certain conditions are permitted to retain and use raised funds overseas.

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

Regulations on Tax

Mainland China Enterprise Income Tax

The mainland China enterprise income tax is calculated based on the taxable income determined under the mainland China Enterprise Income Tax Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the mainland China Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended in 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the law, which also became effective on January 1, 2008 and was amended in April 23, 2019 and December 6, 2024. This law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to this law and regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. According to the Administrative Measures for the Recognition of High and New Technology Enterprises, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as high and new technology enterprise, or the HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which became effective on January 1, 2026 and replaced the Provisional Regulations on Value-added Tax. The VAT Law provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

Because of these contractual arrangements, we are considered the primary beneficiary of the VIE and hence consolidate its financial results with ours under U.S. GAAP for accounting purposes. In 2023, 2024 and 2025, we derived 95.0%, 90.7% and 85.2% of our external revenues from the VIE, respectively.

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

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 2,637 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Hong Kong, Wuhan, Chengdu, Singapore and Malaysia with a total floor area of approximately 1,048 square meters. These leases vary in duration from one to six years.

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

Our ability to increase the number of customers and average spending per customer

Our revenue depends on the changes in our number of customers and average spending per customer. We recorded total revenues of RMB290.2 million in 2023, RMB316.2 million in 2024 and RMB374.8 million (US$53.6 million) in 2025. Our number of customers increased from 5,904 in 2023 to 6,084 in 2024, and further increased to 6,587 in 2025 mainly due to the expansion in overseas markets. We define our customers in a given period as those that purchase at least one of our paid-for SAAS Businesses including developer service and vertical applications during the same period. The average spending per customer increased from RMB49,159 in 2023 to RMB51,967 in 2024, and further increased to RMB56,907 (US$8,138) in 2025. Our revenues from SAAS Businesses increased to RMB316.2 million in 2024, and further increased to RMB374.8 million (US$53.6 million) in 2025 mainly due to the growth of demand in all business lines and the increase in the number of customers for our core Developer Subscription Services. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continually broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing SAAS Businesses, develop and productize new services and solutions, and effectively market and sell our services and solutions.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate revenue primarily from our SAAS Businesses. We recognized revenues of RMB290.2 million, RMB316.2 million and RMB374.8 million (US$53.6 million) from our SAAS Businesses in 2023, 2024 and 2025, respectively.

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

Cost of revenues

Our cost of revenues currently consists primarily of channel cost, purchase of short message, bandwidth and cloud cost, technical service cost, staff costs and depreciation of servers used for revenue generating services and solutions. In relation to our bandwidth and cloud cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands, except for percentage data)
Gross profit	RMB199,286	RMB209,034	RMB251,910	US$36,022
Gross margin	68.7%	66.1%	67.2%	67.2%

The decrease in gross margin in 2024 was mainly due to the increase in service cost associated with financial risk management business. The increase in gross margin in 2025 was mainly due to the decrease in short message cost.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Research and development expenses	121,806	48.7	94,816	42.1	104,723	14,975	41.2
Sales and marketing expenses	82,705	33.1	84,900	37.7	101,003	14,443	39.8
General and administrative expenses	45,653	18.2	45,448	20.2	48,168	6,888	19.0
Total	250,164	100.0	225,164	100.0	253,894	36,306	100.0

Our research and development expenses mainly consist of payroll and related expenses for personnel engaged in research and development activities, technical service fees paid to third-party service providers for maintaining servers as part of our technology infrastructure, cloud service related cost and depreciation of such servers. We incurred research and development expenses primarily for the development of new services, new features as well as costs associated with new product and technology development and enhancement.

Our sales and marketing expenses mainly consist of payroll and related expenses for personnel engaged in sales and marketing activities and advertising and other marketing expenses associated with brand and product promotion.

Our general and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with the use of facilities and equipment by these functions, including rental and office expenses, professional fees and bad debt provision.

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

Indonesia

Under the current laws of Indonesia, the Company’s subsidiary incorporated in Indonesia is subject to 22% income tax on its taxable income generated from operations in Indonesia.

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

Mainland China

Generally, our WFOE, and VIE in mainland China are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. The VIE obtained the certificate of high and new technology enterprise in December 2022 with a validity period of three years starting December 2022 onwards, and the VIE renewed its certificate of high and new technology enterprise in December 2025, with a valid period of three years commencing in December 2025. The VIE’s subsidiary, Wuhan SendCloud, was classified as “small and micro businesses” in 2023 and 2024, and obtained the HNTE certificate with a validity period of three years commencing in December 2024. Wuhan SendCloud enjoyed a preferential tax rate of 20% with a discount to taxable income for 2023 and 2024, and was entitled to the preferential rate of 15% for 2025. Ifaxin (Hubei) Cloud Computing Co. Ltd. was classified as “small and micro businesses” in 2023, 2024 and 2025 and enjoyed a preferential tax rate of 20% with a discount to taxable income for 2023, 2024 and 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	290,232	100.0	316,170	100.0	374,847	53,602	100.0
Cost of revenues(1)	(90,946)	(31.3)	(107,136)	(33.9)	(122,937)	(17,580)	(32.8)
Gross profit	199,286	68.7	209,034	66.1	251,910	36,022	67.2
Operating expenses:(1)
Research and development expenses	(121,806)	(42.0)	(94,816)	(30.0)	(104,723)	(14,975)	(27.9)
Sales and marketing expenses	(82,705)	(28.5)	(84,900)	(26.9)	(101,003)	(14,443)	(26.9)
General and administrative expenses	(45,653)	(15.7)	(45,448)	(14.4)	(48,168)	(6,888)	(12.9)
Total operating expenses	(250,164)	(86.2)	(225,164)	(71.2)	(253,894)	(36,306)	(67.7)
Other operating income	10,361	3.6	6,229	2.0	2,690	385	0.7
(Loss)/income from operations	(40,517)	(14.0)	(9,901)	(3.1)	706	101	0.2
Foreign exchange loss/(income), net	(18)	(0.0)	122	0.0	(24)	(3)	(0.0)
Interest income	1,200	0.4	2,881	0.9	1,298	186	0.3
Interest expense	(808)	(0.3)	(132)	(0.0)	(76)	(11)	(0.0)
Share of loss from equity method investment	(450)	(0.2)	—	—	—	—	—
Other (loss)/income	(23,991)	(8.3)	238	0.1	427	61	0.1
Gains from fair value change	30	—	133	0.0	316	45	0.1
(Loss)/Income before income taxes	(64,554)	(22.2)	(6,659)	(2.1)	2,647	379	0.7
Income tax benefits/(expenses)	1,886	0.6	(110)	(0.0)	(73)	(10)	(0.0)
Net (loss)/income	(62,668)	(21.6)	(6,769)	(2.1)	2,574	369	0.7
Less: net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(570)	(0.2)	277	0.1	2,151	308	0.6
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders	(62,098)	(21.4)	(7,046)	(2.2)	423	61	0.1

Note:

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenue	3	2	—	—
Research and development expenses	2,764	731	407	58
Sales and marketing expenses	850	138	1,323	189
General and administrative expenses	7,957	3,354	1,954	280
Total	11,574	4,225	3,684	527

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 19% from RMB316.2 million in 2024 to RMB374.8 million (US$53.6 million) in 2025. The increase was attributable to a 16% increase in revenue from Developer Services and a 24% increase in revenue from Vertical Applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues

Our cost of revenues increased by 15% from RMB107.1 million in 2024 to RMB122.9 million (US$17.6 million) in 2025. The increase was mainly due to a RMB7.7 million increase in media cost, a RMB9.6 million increase in technical service cost, a RMB2.6 million increase in cloud service related cost, and a RMB3.3 million increase in other direct costs. The impact is partially offset by a RMB7.4 million decrease in short message cost.

Gross profit

Our gross profit increased by 21% from RMB209.0 million in 2024 to RMB251.9 million (US$36.0 million) in 2025, mainly due to the revenue growth in all business lines.

Research and development expenses

Our research and development expenses increased by 10% from RMB94.8 million in 2024 to RMB104.7 million (US$15.0 million) in 2025. The increase was primarily due to a RMB5.6 million increase in personnel costs, a RMB3.2 million increase in technical service expense, and a RMB1.6 million increase in cloud service related cost.

Sales and marketing expenses

Our sales and marketing expenses increased by 19% from RMB84.9 million in 2024 to RMB101.0 million (US$14.4 million) in 2025. The increase was primarily due to a RMB12.1 million increase in personnel costs, a RMB2.2 million increase in marketing expenses, and a RMB1.0 million increase in travel and entertainment expenses.

General and administrative expenses

Our general and administrative expenses increased by 6% from RMB45.4 million in 2024 to RMB48.2 million (US$6.9 million) in 2025. The marginal increase was primarily due to a RMB2.3 million increase in personnel costs, a RMB1.9 million increase in bad debt provision. The impact is partially offset by a RMB2.2 million decrease in professional expenses.

Net income/(loss)

As a result of the foregoing, we recorded a net income of RMB2.6 million (US$0.4 million) for the year ended December 31, 2025, compared to a net loss of RMB6.8 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 9% from RMB290.2 million in 2023 to RMB316.2 million in 2024. The increase was attributable to a 12% increase in revenue from our developer services and a 1% increase in revenue from vertical applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues

Our cost of revenues increased by 18% from RMB90.9 million in 2023 to RMB107.1 million in 2024. The increase was mainly due to a RMB7.7 million increase in technical service cost, a RMB3.4 million increase in short message cost, a RMB1.7 million increase in cloud cost and a RMB1.3 million increase in media cost.

Gross profit

Our gross profit increased by 5% from RMB199.3 million in 2023 to RMB209.0 million in 2024, mainly due to the revenue growth in all business lines.

Research and development expenses

Our research and development expenses decreased by 22% from RMB121.8 million in 2023 to RMB94.8 million in 2024. The decrease was primarily due to a RMB15.5 million decrease in personnel costs, a RMB8.5 million decrease in bandwidth cost, a RMB4.9 million decrease in depreciation expense and a RMB3.9 million decrease in technical service expense. The impact is partially offset by a RMB7.1 million increase in cloud cost.

Sales and marketing expenses

Our sales and marketing expenses increased by 3% from RMB82.7 million in 2023 to RMB84.9 million in 2024. The increase was primarily due to a RMB1.7 million increase in travel and entertainment expenses and a RMB1.3 million increase in personnel costs. The impact is partially offset by a RMB0.4 million decrease in depreciation expense.

General and administrative expenses

Our general and administrative expenses decreased by 0.4% from RMB45.7 million in 2023 to RMB45.4 million in 2024. The marginal decrease was primarily due to a RMB7.3 million decrease in personnel costs and a RMB1.1 million decrease in amortization expense. The impact is partially offset by a onetime RMB7.6 million gain on disposal of property and equipment in 2023.

Net loss

As a result of the foregoing, we recorded a net loss of RMB6.8 million for the year ended December 31, 2024, compared to a net loss of RMB62.7 million for the year ended December 31, 2023.

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

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(17,907)	8,541	64,885	9,280
Net cash provided by/ (used in) investing activities	25,126	(5,375)	(7,457)	(1,065)
Net cash (used in)/ provided by financing activities	(8,651)	1,225	(8,047)	(1,151)
Effect of exchange rate on cash and cash equivalents and restricted cash	179	149	(589)	(86)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(1,253)	4,540	48,792	6,978
Cash and cash equivalents and restricted cash at the beginning of year or period	116,260	115,007	119,547	17,094
Cash and cash equivalents and restricted cash at the end of the year or period	115,007	119,547	168,339	24,072

We had net cash used in operating activities of RMB17.9 million for the year ended December 31, 2023, net cash provided by operating activities of RMB8.5 million for the year ended December 31, 2024, and net cash provided by operating activities of RMB64.9 million (US$9.3 million) for the year ended December 31, 2025. Our operating cash flow is affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, operating lease liabilities, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts receivable represent primarily accounts receivable from the customers that purchased our SAAS Businesses. As of December 31, 2023, 2024 and 2025, our accounts receivable, net of allowance for credit loss, were RMB34.3 million, RMB50.8 million and RMB43.2 million (US$6.2 million), respectively.

Our accounts receivable turnover days increased from 40 days in 2023 to 48 days in 2024 and decreased to 45 days in 2025. The increase in 2024 was due to our granting of longer payment terms to several customers. The decrease in 2025 was due to our disciplined accounting policy and cash collecting efforts which enabled a timely collection of our accounts receivables. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for credit loss, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers associated with developer service. As of December 31, 2023, 2024 and 2025, our accounts payable were RMB21.1 million, RMB32.7 million and RMB39.4 million (US$5.6 million), respectively. The increase of accounts payable from 2023 to 2024 was mainly due to the increase in purchase of technical service for financial risk management business. The increase of accounts payable from 2024 to 2025 was mainly due to the increase in purchase of technical service for financial risk management business. Our accounts payable turnover days increased from 82 days in 2023 to 93 days in 2024, and further increased to 107 days in 2025, primarily because we were able to negotiate for better payment terms with our suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation, amortization and personnel cost) during the period and multiplied by the number of days during the period.

Our deferred revenue represents the cash payments made by our customers in advance of our provision of the SAAS Businesses they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our developer service and vertical applications. Our deferred revenue and customer deposits increased from RMB141.5 million as of December 31, 2023 to RMB147.1 million as of December 31, 2024, and increased to RMB178.7 million (US$25.5 million) as of December 31, 2025, primarily due to the growth in our developer service business in 2025.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. Prepayments and other current assets decreased from RMB20.2 million as of December 31, 2023 to RMB14.3 million as of December 31, 2024, primarily due to the decrease in prepaid cloud service cost and the recovery of rental deposit upon the expiration of the lease. Prepayments and other current assets increased to RMB15.3 million (US$2.2 million) as of December 31, 2025, primarily due to the increase in prepaid direct costs for one-time password services.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. Our accrued liabilities and other current liabilities marginally decreased from RMB74.7 million as of December 31, 2023 to RMB74.4 million as of December 31, 2024. Our accrued liabilities and other current liabilities increased to RMB80.9 million (US$11.6 million) as of December 31, 2025, primarily due to the increase in employee payroll. Our primary sources of liquidity have been proceeds from equity and equity linked financing and net cash provided by operating activities. As of December 31, 2025, we had RMB173.4 million (US$24.8 million) in cash and cash equivalents, restricted cash and short-term investment, of which approximately 48.5% were held in Renminbi, approximately 47.9% were held in U.S. dollars and the remainder was held in Singapore dollars, H.K. dollars, Malaysian Ringgit and Japanese Yen.

Our major financings and borrowings in the years ended December 31, 2023, 2024 and 2025 include:

●	On March 12, 2024, we entered into a term loan agreement with Shenzhen Zhongxiaodan Micro Credit Co., Ltd. Under the loan agreement, Shenzhen Zhongxiaodan Micro Credit Co., Ltd. agreed to provide us with a one-year RMB3.0 million term loan facility, which bears a fixed interest rate of 4.9% per annum. The use of proceeds of the facility is for general corporate purpose. We repaid the loan in March 2025.
●	On May 14, 2025, we entered into an at market issuance sales agreement with China Renaissance Securities (Hong Kong) Limited with respect to an at-the-market sales program under which we may offer and sell, from time to time at our sole discretion, up to an aggregate of US$8,000,000 of ADSs through China Renaissance Securities (Hong Kong) Limited as our sales agent. We have sold 22,227 ADSs for aggregate gross proceeds of US$220.3 thousand under the ATM Offering Program as of the date of this annual report.

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

Operating activities

Net cash provided by operating activities in 2025 was RMB64.9 million (US$9.3 million). The principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB2.6 million (US$0.4 million) were (i) non-cash items including depreciation of property and equipment of RMB0.9 million (US$0.1 million), amortization of intangible assets of RMB4.2 million (US$0.6 million), lease expense to reduce right-of-use assets of RMB5.1 million (US$0.7 million), deferred tax benefits of RMB1.1 million (US$0.2 million), credit losses for accounts receivable of RMB3.3 million (US$0.5 million), loss on disposal of property and equipment of RMB0.7 million (US$0.1 million), and share-based compensation expenses of RMB3.7 million (US$0.5 million), and (ii) change in working capital including a decrease in accounts receivable of RMB4.3 million (US$0.6 million), an increase in accounts payable of RMB6.7 million (US$1.0 million), an increase in deferred revenue and customer deposits of RMB31.5 million (US$4.5 million), a decrease in operating lease liabilities of RMB5.3 million (US$0.8 million), and an increase in accrued liabilities and other current liabilities of RMB6.6M (US$0.9 million).

Net cash provided by operating activities in 2024 was RMB8.5 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB6.8 million were (i) non-cash items including depreciation of property and equipment of RMB1.3 million, amortization of intangible assets of RMB4.6 million, share-based compensation expenses of RMB4.2 million, and credit losses for accounts receivable of RMB1.4 million, and (ii) change in working capital including an increase in accounts receivable of RMB17.8 million, a decrease in prepayments and other current assets of RMB6.0 million, an increase in other non-current assets of RMB1.0 million, an increase in accounts payable of RMB11.6 million, and an increase in deferred revenue and customer deposits of RMB5.6 million.

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

Investing activities

Net cash used in investing activities in 2025 was RMB7.5 million (US$1.1 million), consisting primarily of purchase of short-term investments and payment for acquisitions.

Net cash used in investing activities in 2024 was RMB5.4 million, consisting primarily of purchases of intangible assets, property and equipment.

Net cash provided by investing activities in 2023 was RMB25.1 million, consisting primarily of proceeds from maturities of short-term investments, proceeds from disposal of property and equipment, proceeds from disposal of long-term investments, and which is partially offset by purchase of short-term investments.

Financing activities

Net cash used in financing activities in 2025 was RMB8.0 million (US$1.2 million), consisting primarily of repayment of short-term bank loans, repurchase of common shares, payment for stock issuance cost, as partially offset by proceeds from ATM offering and exercise of share options.

Net cash provided by financing activities in 2024 was RMB1.2 million, consisting primarily of proceeds from short-term bank borrowings and exercise of share option, as partially offset by payments for common share repurchases.

Net cash used in financing activities in 2023 was RMB8.7 million, consisting primarily of repayment of short-term bank loan and repurchase of common shares.

Capital expenditures

We made capital expenditures of RMB0.5 million, RMB5.0 million and RMB0.7 million (US$0.1 million) in 2023, 2024 and 2025, respectively. Our capital expenditures mainly included our payment for purchases of property and equipment, and intangible assets.

Material Cash requirements

As of December 31, 2025, we had a total of RMB168.3 million (US$24.1 million) of cash and cash equivalents and restricted cash, and we believe our working capital is sufficient to meet our requirements for the next twelve months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. We may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

As of December 31, 2025, our material cash requirements mainly include the operating lease obligation and consideration to acquire Wuhan SendCloud, as below:

	Payment due by December 31,
					2029 and
	Total	2026	2027	2028	thereafter

	(RMB in thousands)
Operating lease obligations	16,203	4,307	3,760	3,318	4,818
Capital commitments	14,187	14,187	—	—	—
Total	30,390	18,494	3,760	3,318	4,818

We acquired a majority equity interest of Wuhan SendCloud in March 2022 for a total cash consideration of RMB34.5 million, including an unpaid portion of RMB14.2 million (US$2.0 million) as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December, 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our critical accounting policies.

Valuation of Equity Investments

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether an investment is impaired each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgments include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts, which comprised the investees’ cash flow forecasts. Changes in these estimates and assumptions could materially affect the fair value of equity investments without readily determinable fair value. See Note 9 of the Notes to our consolidated financial statements for information regarding investment related impairment accounted for under measurement alternative.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	45	Chairman of the Board of Directors and Chief Executive Officer
Qing Zhang	48	Chief Technology Officer
Shan-Nen Bong	53	Chief Financial Officer
Kwok Hin Tang	47	Director
Hon Sang Lee	67	Independent Director
John Tiong Lu Koh	70	Independent Director
Peter Si Ngai Yeung	70	Independent Director

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid cash compensation in an aggregate amount of approximately RMB3.7 million (US$526 thousand) to our executive officers, and approximately RMB1.1 million (US$155 thousand) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of February 28, 2026, options to purchase 1,243,173 Class A common shares had been granted and were outstanding under the 2014 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

Term of the Awards. The term of each share award granted under the 2014 Plan was capped at ten years after the date of grant as originally provided under the plan. As of December 31, 2025, there were no shares remain available for grant under the 2014 Plan as the 2014 Plan has expired. For the years ended December 31, 2025, the Company has extended the terms of 306,828 awards that have been vested but not exercised under the 2014 Plan for additional periods.

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

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of February 28, 2026, options to purchase 3,712,547 Class A common shares had been granted and were outstanding under the 2017 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2021 Share Incentive Plan

In December 2021, our board of directors adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2021 Plan is 4,000,000 Class A common shares. As of February 28, 2026, options to purchase 2,993,920 Class A common shares had been granted and were outstanding under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

2023 Share Incentive Plan

In September 2023, our board of directors adopted the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to promote the success and enhance the value of our Company. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2023 Plan is 4,000,000 Class A common shares. As of February 28, 2026, 564,147 restricted share units had been granted and were outstanding under the 2023 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2026, the awards granted under the 2014 Plan, the 2017 Plan, the 2021 Plan and the 2023 Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Common Shares
	Underlying Options		Exercise
	and Restricted		Price
Name	Share Units		(US$/Share)	Date of Grant	Date of Expiration
Qing Zhang	221,627		0.00	Between June 2, 2020 and December 31, 2025	Between June 2, 2030 and December 31, 2035
Shan-Nen Bong	536,242		0.00	Between November 13, 2017 and December 31, 2025	Between November 13, 2027 and December 31, 2035
Kwok Hin Tang	33,962	(1)	—	August 1, 2025	August 1, 2035
John Tiong Lu Koh	87,118	(1)	—	August 1, 2025	August 1, 2035
Peter Si Ngai Yeung	87,118	(1)	—	August 1, 2025	August 1, 2035
Hon Sang Lee	65,407	(1)	—	August 1, 2025	August 1, 2035
All directors and executive officers as a group	1,031,473

Notes:

(1)	Represents restricted share units.

As of February 28, 2026, other employees as a group held outstanding options to purchase 7,482,314 Class A common shares of our company, at a weighted average exercise price of US$1.19 per share.

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

Board Diversity Matrix (As of February 28, 2026)
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

We had a total of 371, 393 and 421 employees as of December 31, 2023, 2024 and 2025 respectively. The following table gives a breakdown of our employees as of December 31, 2025, by function:

Function:	Number
Research and Development	163
Sales and Marketing	185
General and Administrative	65
Cost of Revenue	8
Total	421

As of December 31, 2025, we had 248 employees based in our headquarters in Shenzhen and a total of 173 employees in Beijing, Shanghai, Guangzhou, Chengdu, Wuhan, Thailand and Malaysia.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 79,498,195 common shares outstanding on an as-converted basis, consisting of 62,498,006 Class A common shares (excluding treasury shares) and 17,000,189 Class B common shares, as of February 28, 2026, excluding 8,513,787 Class A common shares issuable upon the exercise of outstanding share options and vesting of restricted share units granted under our Share Incentive Plans. As of February 28, 2026, the PAG Warrant to purchase 9,666,666 common shares is outstanding.

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

	Common Shares Beneficially Owned
	Class A	Class B	Total	Percentage of	Percentage of
	common	common	common	total common	aggregate
	shares	shares	shares	shares	voting power
Directors and Executive Officers:**
Weidong Luo(1)	7,171,333	17,000,189	24,171,522	30.4%	76.2%
Qing Zhang(2)	221,894	—	221,894	0.3%	0.1%
Shan-Nen Bong(3)	536,241	—	536,241	0.7%	0.2%
Kwok Hin Tang(4)	203,760	—	203,760	0.3%	0.1%
Hon Sang Lee(5)	557,147	—	557,147	0.7%	0.2%
John Tiong Lu Koh(6)	609,813	—	609,813	0.8%	0.3%
Peter Si Ngai Yeung(7)	243,973	—	243,973	0.3%	0.1%
All Directors and Executive Officers as a Group	9,544,161	17,000,189	26,544,350	33.4%	77.2%
Principal Shareholders:
KK Mobile Limited(8)	7,100,000	17,000,189	24,100,189	30.3%	76.2%
Mandra iBase Limited(9)	14,109,001	—	14,109,001	17.7%	6.1%
Fosun International Limited(10)	5,791,987	—	5,791,987	7.3%	2.5%

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

(2)

Represents (i) 221,627 Class A common shares Mr. Qing Zhang has the right to acquire upon exercise of share options within 60 days after February 28, 2026, and (ii) 20 ADSs, representing 267 Class A common shares, owned by Mr. Qing Zhang.

(3)	Represents the Class A common shares Mr. Shan-Nen Bong has the right to acquire upon exercise of share options within 60 days after February 28, 2026.
(4)	Represents the Class A common shares held by Mr. Kwok Hin Tang.
(5)	Represents the Class A common shares held by Mr. Hon Sang Lee.
(6)	Represents the Class A common shares held by Mr. John Tiong Lu Koh.
(7)	Represents the Class A common shares held by Mr. Peter Si Ngai Yeung.
(8)	Represents 7,100,000 Class A common shares and 17,000,189 Class B common shares held by KK Mobile Limited.
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

To our knowledge, as of February 28, 2026, 41,308,597 of our Class A common shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

In 2023, 2024 and 2025, there were no transactions with our chief executive officer and related entities.

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

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A common shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs or Class A common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”), and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A common shares, and it does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances or that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	dealers in securities or currencies;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);

●	persons that acquire their ADSs or our Class A common shares pursuant to any employee share option or otherwise as compensation;
●	persons that will hold their ADSs or our Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar; or
●	persons that actually or constructively own 10% or more of our stock (by vote or value).

Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations relevant to the ownership and disposition of our ADSs or Class A common shares in light of their particular circumstances as well as any applicable state, local and non-U.S. income and other tax considerations.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or Class A common shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Treasury Regulations.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying Class A common shares represented by those ADSs for U.S. federal income tax purposes, and the remainder of this discussion assumes that a U.S. Holder of our ADSs will be so treated.

Distributions

The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A common shares (including any amounts withheld in respect of mainland China’s withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will generally be includible in the gross income of a U.S. Holder on the date actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A common shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

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

Sale or Other Disposition of ADSs or Class A Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or Class A common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares, as applicable. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in such ADSs or our Class A common shares, as applicable, exceeds one year at the time of the disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

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

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2025, although no assurance can be given due to the highly factual nature of such analysis. Our PFIC status for the current taxable year will not be determinable until after the close of the taxable year, and it is possible that we may be classified as a PFIC for the current taxable year and for future taxable years. We believe we were likely a PFIC in prior taxable years. No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year, however. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

Distributions received by a U.S. Holder on our ADSs or Class A common shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or Class A common shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the ADSs or Class A common shares;
●	amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our non-U.S. affiliated entities are also PFICs, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s ADSs or Class A common shares in future taxable years unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If a U.S. Holder makes a deemed sale election, the U.S. Holder will be deemed to have sold our ADSs or common shares at their fair market value as of the last day of the last year for which we were a PFIC. Any gain from such deemed sale would be treated as an excess distribution subject to the excess distribution rules described above.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and also from the reporting provisions in the case of principal shareholders, contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash balance of approximately RMB79.1 million and U.S. dollar-denominated cash balance of US$11.8 million. Assuming we had converted RMB79.1 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$23.1 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$22.1 million instead. Assuming we had converted US$11.8 million into Renminbi at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our Renminbi cash balance would have been RMB161.6 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB169.9 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2025, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2025, we did not receive reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-225993) in relation to our initial public offering, which was declared effective by the SEC on July 25, 2018. For the period from July 25, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2025, approximately US$48.6 million of the net proceeds, based on reasonable estimates, received from our initial public offering were used to invest in technology, infrastructure and research and development capabilities, and to fund investments and acquisitions of complementary businesses, assets and technologies. We also used approximately US$16 million of the net proceeds, based on reasonable estimates, for general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies.

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

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

ITEM 16.

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

	For the Year Ended
	December 31,
	2024	2025

	(in thousands of RMB)
Audit fees(1)	5,828	5,985
Tax fees(2)	260	349

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

On December 30, 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$5 million worth our common shares or ADSs representing common shares) during the 12-month period starting from January 1, 2025. On November 13, 2025, our board of directors approved another share repurchase program under which we may repurchase up to US$10 million worth our common shares or ADSs representing common shares) until December 31, 2026.

The table below is a summary of the shares repurchased by us in 2025. All shares were repurchased in the open market pursuant to the foregoing repurchase plans.

					Approximate Dollar
					Value of ADSs that
	Total	Average		Total Number of	May Yet Be
	Number	Price		ADSs Purchased	Purchased Under
	of ADSs	Paid Per		Part of Share	Share Repurchase
Period	Purchased	ADS		purchase Program	Program
March 17, 2025 - March 31, 2025	16,322	US$	10.45	16,322	US$	4,829,493
June 2, 2025 - June 27, 2025	27,470	US$	10.73	27,470	US$	4,534,609
September 29, 2025 -September 30, 2025	4,435	US$	8.49	4,435	US$	4,496,938
October 1, 2025 - October 24, 2025	38,371	US$	8.46	38,371	US$	4,172,438
November 17, 2025 - November 28, 2025	11,481	US$	6.65	11,481	US$	14,096,093
December 1, 2025 - December 31, 2025	22,746	US$	6.70	22,746	US$	10,000,000
Total	120,825	US$	8.74	120,825	US$	10,000,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market dated October 25, 2019 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In September 2023, our board of directors approved the 2023 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2023 share incentive plan. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—Certain judgments obtained against us by our shareholders may not be enforceable.”

Other than the home country practices described above and elsewhere in this annual report, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Stock Market Rules.

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

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading adopted by our board of directors on November 8, 2023 is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

4.7

English Translation of the Term Loan Agreement between the Registrant and Shanghai Pudong Development Bank dated April 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on November 10, 2021 (File No. 001-38587))

4.8

English translation of Termination Agreement of Contractual Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.8 to the Form F-3/A filed on September 22 2022 (File No. 333-260944))

4.9

English translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.9 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.10

English translation of the Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.10 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.11

English translation of the Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated July 26 2022 (incorporated herein by reference to Exhibit 4.11 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.12

English translation of the Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.12 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.13

English translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated July 26, 2022 (incorporated herein by reference to Exhibit 4.13 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.14

English translation of the Form of the Consent Letter granted by each shareholder of Hexun Huagu and its spouse as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.14 to the Form F-3/A filed on September 22, 2022 (File No. 333-260944))

4.15

English translation of the Equity Transfer Agreement among Hexun Huagu and certain shareholders of Wuhan SendCloud dated February 24, 2022 (incorporated herein by reference to Exhibit 4.15 to the 20-F filed on April 12, 2024 (File No. 001-38587))

4.16

At Market Issuance Sales Agreement by and between the Registrant and China Renaissance Securities (Hong Kong) Limited, dated May 14, 2025 (incorporated herein by reference to Exhibit 1.1 to the 6-K filed on May 14, 2025 (File No. 001-38587))

4.17

Warrant to Purchase Common Shares issued by the Registrant to PM Partners I LP on February 11, 2026 (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed on February 11, 2026 (File No. 001-38587))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entity of the Registrant

11.1	Second Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the 20-F filed on April 12, 2021 (File No. 001-38587))

11.2#

Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the 20-F filed on April 3, 2025 (File No. 001-38587))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Han Kun Law Offices

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the 20-F filed on April 12, 2024 (File No. 001-38587))

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
#	Certain portions of this exhibit have been redacted or omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aurora Mobile Limited

By:	/s/ Weidong Luo
	Name:	Weidong Luo
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aurora Mobile Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss)/income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Impairment assessment of equity investments accounted for using the measurement alternative

Description of the Matter

As described in Notes 2 and 9 to the consolidated financial statements, as of December 31, 2025, the Company’s equity investments accounted for using the measurement alternative was RMB112,609 thousand (US$16,103 thousand). For the year ended December 31, 2025, the Company did not recognize impairment losses for equity investments accounted for using the measurement alternative. The Company makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to deterioration in the earnings performance or business prospects of the investee, factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that an equity investment is impaired, the Company estimates the equity investment’s fair value and recognizes an impairment loss when the fair value is less than the equity investment’s carrying value.

Auditing the Company’s impairment assessment of the equity investments was complex and highly judgmental due to the significant judgments involved in management’s qualitative assessment of whether indicators of impairment existed and the significant assumptions including the selection of comparable companies and the discount of lack of marketability (“DLOM”) used in determining the fair value of the equity investment.

How We Addressed the Matter in our Audit

To test the Company’s impairment assessment of the equity investments, we performed audit procedures that included, among others, independently evaluating the information available to determine whether management’s impairment assessment is appropriate by considering the financial position and operating results of the investees, as well as other relevant external information.

For one equity investment, we involved our valuation specialist to evaluate the valuation methodology used by management to determine the fair value of the equity investment and assess the reasonableness of the comparable companies and the DLOM. We also performed sensitivity analyses on the DLOM to evaluate the effect on the fair value of the equity investment.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shenzhen, The People’s Republic of China

March 27, 2026

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		119,171	167,955	24,017
Restricted cash		376	384	55
Short-term investments	5	—	5,090	728
Accounts receivable, net of allowances of RMB4,916 and RMB6,495 (US$928) as of December 31, 2024 and 2025, respectively	3	50,804	43,228	6,182
Prepayments and other current assets	4	14,264	15,306	2,188
Total current assets		184,615	231,963	33,170
Non-current assets:
Property and equipment, net	6	4,573	2,798	400
Operating lease right-of-use assets	7	17,146	14,873	2,127
Intangible assets, net	8	13,767	9,966	1,425
Goodwill	8	37,785	37,785	5,403
Long-term investments	9	113,506	112,609	16,103
Deferred tax assets	14	131	6	1
Other non-current assets		6,510	6,165	882
Total non-current assets		193,418	184,202	26,341
Total assets		378,033	416,165	59,511

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of RMB3,000 and nil as of December 31, 2024 and 2025, respectively)	10	3,000	—	—
Accounts payable (including accounts payable of the VIE without recourse to the Company of RMB26,479 and RMB32,191 (US$4,603) as of December 31, 2024 and 2025, respectively)		32,691	39,404	5,635
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB129,918 and RMB121,627 (US$17,392) as of December 31, 2024 and 2025, respectively)	11	147,111	178,650	25,547
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of RMB2,750 and RMB2,526 (US$361) as of December 31, 2024 and 2025, respectively)	7	4,461	3,982	569
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB68,349 and RMB66,896 (US$9,566) as of December 31, 2024 and 2025, respectively)	12	74,370	80,939	11,574
Total current liabilities		261,633	302,975	43,325
Non-current liabilities:
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of RMB6,437 and RMB6,117 (US$875) as of December 31, 2024 and 2025, respectively)	7	13,376	11,432	1,635
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of RMB3,059 and RMB1,883 (US$269) as of December 31, 2024 and 2025, respectively)	14	3,059	1,883	269
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB567 and RMB450 (US$64) as of December 31, 2024 and 2025, respectively)	15	567	450	64
Total non-current liabilities		17,002	13,765	1,968
Total liabilities		278,635	316,740	45,293

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
Commitments and contingencies	16
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 4,920,000,000 shares authorized as of December 31, 2024 and 2025, 63,041,500 shares and 62,971,166 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	39	40	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 30,000,000 shares authorized as of December 31, 2024 and 2025, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	11	11	2
Treasury shares (442,915 and 1,415,422 class A common shares as of December 31, 2024 and 2025, respectively)		(1,674)	(6,430)	(919)
Additional paid-in capital		1,045,221	1,049,029	150,009
Accumulated deficit		(995,715)	(995,292)	(142,325)
Accumulated other comprehensive income		20,040	18,440	2,637
Total Aurora Mobile Limited’s shareholders’ equity		67,922	65,798	9,409
Noncontrolling interests		31,476	33,627	4,809
Total shareholders’ equity		99,398	99,425	14,218
Total liabilities and shareholders’ equity		378,033	416,165	59,511

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
Revenues	19	290,232	316,170	374,847	53,602
Cost of revenues		(90,946)	(107,136)	(122,937)	(17,580)
Gross profit		199,286	209,034	251,910	36,022
Operating expenses
Research and development		(121,806)	(94,816)	(104,723)	(14,975)
Sales and marketing		(82,705)	(84,900)	(101,003)	(14,443)
General and administrative		(45,653)	(45,448)	(48,168)	(6,888)
Total operating expenses		(250,164)	(225,164)	(253,894)	(36,306)
Other operating income		10,361	6,229	2,690	385
(Loss)/Income from operations		(40,517)	(9,901)	706	101
Foreign exchange (loss)/gain		(18)	122	(24)	(3)
Interest income		1,200	2,881	1,298	186
Interest expense		(808)	(132)	(76)	(11)
Share of loss from equity method investment		(450)	—	—	—
Gains from fair value change		30	133	316	45
Other (loss)/income	20	(23,991)	238	427	61
(Loss)/Income before income taxes		(64,554)	(6,659)	2,647	379
Income tax benefits/ (expenses)	14	1,886	(110)	(73)	(10)
Net (loss)/income		(62,668)	(6,769)	2,574	369
Less: Net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests		(570)	277	2,151	308
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders		(62,098)	(7,046)	423	61
Net (loss)/earnings per share for class A and class B common shares:	17
Class A and B common shares - basic and diluted		(0.78)	(0.09)	0.01	0.00
Weighted average shares used in computing net (loss)/earnings per share attributable to common shares:
Class A common shares - basic and diluted		62,688,838	62,802,678	63,357,628	63,357,628
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/ (loss)
Foreign currency translation adjustments		919	817	(1,600)	(229)
Total other comprehensive income/ (loss), net of tax		919	817	(1,600)	(229)
Total comprehensive (loss)/income		(61,749)	(5,952)	974	140
Less: Comprehensive (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests		(570)	277	2,151	308
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(61,179)	(6,229)	(1,177)	(168)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	79,732,160	50	182,313	(1,689)	1,037,007	18,304	(925,982)	—	127,690
Cumulative effect of adoption of ASC 326	—	—	—	—	—	—	(589)	—	(589)
Net loss	—	—	—	—	—	—	(62,098)	(528)	(62,626)
Translation adjustments	—	—	—	—	—	919	—	—	919
Exercise and vesting of share-based awards	806,273	—	(459,463)	2,945	(2,993)	—	—	—	(48)
Repurchase of common shares	(1,706,491)	—	1,706,491	(3,709)	—	—	—	—	(3,709)
Share-based compensation (Note 13)	—	—	—	—	11,574	—	—	—	11,574
Adjustment of redeemable noncontrolling interests to redemption value	—	—	—	—	(191)	—	—	—	(191)
Reclassification to permanent equity	—	—	—	—	—	—	—	30,701	30,701
Balance as of December 31, 2023	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721
Net loss	—	—	—	—	—	—	(7,046)	277	(6,769)
Acquisition of noncontrolling interest	—	—	—	—	(1,026)	—	—	1,026	—
Translation adjustments	—	—	—	—	—	817	—	—	817
Exercise and vesting of share-based awards	2,425,294	—	(2,201,973)	4,189	(3,375)	—	—	—	814
Repurchase of common shares	(1,215,547)	—	1,215,547	(3,410)	—	—	—	—	(3,410)
Share-based compensation (Note 13)	—	—	—	—	4,225	—	—	—	4,225
Balance as of December 31, 2024	80,041,689	50	442,915	(1,674)	1,045,221	20,040	(995,715)	31,476	99,398

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income/(loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	80,041,689	50	442,915	(1,674)	1,045,221	20,040	(995,715)	31,476	99,398
Net income	—	—	—	—	—	—	423	2,151	2,574
Translation adjustments	—	—	—	—	—	(1,600)	—	—	(1,600)
Exercise and vesting of share-based awards	1,244,306	1	(638,493)	2,773	124	—	—	—	2,898
Share issuance upon the at-the-market equity offering program (the “ATM Offering”)	296,360	—	—	—	—	—	—	—	—
Repurchase of common shares	(1,611,000)	—	1,611,000	(7,529)	—	—	—	—	(7,529)
Share-based compensation (Note 13)	—	—	—	—	3,684	—	—	—	3,684
Balance as of December 31, 2025	79,971,355	51	1,415,422	(6,430)	1,049,029	18,440	(995,292)	33,627	99,425
Balance as of December 31, 2025 in US$		7		(919)	150,009	2,637	(142,325)	4,809	14,218

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(62,668)	(6,769)	2,574	369
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation of property and equipment	5,301	1,309	931	133
Amortization of intangible assets	6,223	4,648	4,225	604
Lease expense to reduce right-of-use assets	8,029	5,910	5,113	731
Deferred tax (benefits)/expenses	(1,889)	6	(1,052)	(150)
Credit losses for accounts receivable	636	1,362	3,320	475
Share of loss from equity method investment	450	—	—	—
Disposal loss of long-term investment	10,754	—	—	—
Impairment of long-term investments	8,505	—	—	—
Credit losses for loans receivable	6,660	—	—	—
Loss/ (gain) on disposal of property and equipment	(8,129)	3	729	104
Unrealized fair value change from short-term investment	—	—	(90)	(13)
Share-based compensation expenses	11,574	4,225	3,684	527
Changes in operating assets and liabilities:
Accounts and notes receivable	(5,855)	(17,821)	4,256	609
Prepayments and other current assets	6,076	5,962	704	101
Amounts due from related parties	255	—	—	—
Other non-current assets	(3,181)	(1,048)	232	33
Accounts payable	2,904	11,618	6,713	960
Deferred revenue and customer deposits	(871)	5,593	31,539	4,510
Tax payable	3	55	770	110
Accrued liabilities and other current liabilities	(858)	(739)	6,616	946
Operating lease liabilities	1,860	(5,777)	(5,262)	(752)
Other non-current liabilities	(3,686)	4	(117)	(17)
Net cash (used in)/provided by operating activities	(17,907)	8,541	64,885	9,280

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	(30,000)	(197,000)	(185,000)	(26,455)
Proceeds from maturities of short-term investments	30,000	197,000	180,000	25,740
Payment for acquisitions, net of cash acquired	—	(450)	(2,150)	(307)
Proceeds from disposal of long-term investments	10,279	—	—	—
Investment in loans granted to investees	(1,000)	—	—	—
Purchase of property and equipment	(306)	(4,506)	(252)	(36)
Proceeds from disposal of property and equipment	16,371	55	368	53
Purchase of intangible assets	(218)	(474)	(423)	(60)
Net cash provided by/ (used in) investing activities	25,126	(5,375)	(7,457)	(1,065)
Cash flows from financing activities:
Proceeds from short-term bank loans	—	3,000	—	—
Repayment of short-term bank loans	(5,000)	—	(3,000)	(429)
Repurchase of common shares	(3,709)	(2,588)	(7,602)	(1,087)
Proceeds from ATM offering	—	—	1,502	215
Prepayment for stock issuance cost	—	—	(1,845)	(264)
Proceeds from exercise of share options	58	813	2,898	414
Net cash (used in)/ provided by financing activities	(8,651)	1,225	(8,047)	(1,151)
Effect of exchange rate on cash and cash equivalents and restricted cash	179	149	(589)	(86)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,253)	4,540	48,792	6,978
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,253)	4,540	48,792	6,978
Cash, cash equivalents and restricted cash at the beginning of year	116,260	115,007	119,547	17,094
Cash, cash equivalents and restricted cash at the end of year	115,007	119,547	168,339	24,072
Including:
Cash and cash equivalents at the end of the year	114,521	119,171	167,955	24,017
Restricted cash at the end of the year	486	376	384	55
Supplemental disclosures of cash flow information:
Income tax paid (i)	18	131	273	39
Interest expense paid	212	109	40	6
Non-cash investing and financing activities:
Acquisition of long-term investments	450	—	—	—
Unpaid offering expenses	—	—	1,406	201
Unpaid cash for repurchase of common shares	—	1,681	1,608	230

(i)For the year ended December 31, 2025, income taxes paid amounted to RMB 269 (US$38) in Chinese mainland, and RMB 4 (US$1) in jurisdictions outside Chinese mainland.

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

1Organization and principal activities (continued)

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

1Organization and principal activities (continued)

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s consolidated balance sheets:

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	84,136	72,919	10,427
Accounts and notes receivable, net	50,032	42,170	6,030
Prepayments and other current assets	11,412	10,940	1,564
Amounts due from the Company and its subsidiaries	232,201	262,240	37,500
Total current assets	377,781	388,269	55,521
Non-current assets:
Property and equipment, net	3,680	2,106	301
Operating lease right-of-use assets	8,879	8,470	1,211
Intangible assets, net	13,765	9,846	1,408
Goodwill	37,785	37,785	5,403
Long-term investments	79,120	78,985	11,295
Deferred tax assets	131	6	1
Other non-current assets	731	648	93
Total non-current assets	144,091	137,846	19,712
Total assets	521,872	526,115	75,233
LIABILITIES:
Current liabilities:
Short-term loan	3,000	—	—
Accounts payable	26,479	32,191	4,603
Deferred revenue and customer deposits	129,918	121,627	17,392
Operating lease liabilities	2,750	2,526	361
Accrued liabilities and other current liabilities	68,349	66,896	9,566
Amounts due to the Company and its subsidiaries	439,818	444,273	63,530
Total current liabilities	670,314	667,513	95,452
Non-current liabilities:
Operating lease liabilities	6,437	6,117	875
Deferred tax liabilities	3,059	1,883	269
Other non-current liabilities	567	450	64
Total non-current liabilities	10,063	8,450	1,208
Total liabilities	680,377	675,963	96,660

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

1Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s consolidated statements of comprehensive (loss)/income and cash flows.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	285,304	306,884	349,192	49,934
Cost of revenues	(82,495)	(93,902)	(105,319)	(15,060)
Net (loss)/income	(45,313)	2,266	7,040	1,007
Net cash provided by/(used in) operating activities	55,921	2,580	(6,025)	(862)
Net cash provided by/(used in) investing activities	22,120	(4,436)	(2,192)	(313)
Net cash (used in)/provided by financing activities	(59,900)	3,000	(3,000)	(429)

There were no pledges or collateralization of the VIE’s assets as of December 31, 2024 and 2025. The amount of net liabilities of the VIE was RMB158,505 and RMB149,848 (US$21,427) as of December 31, 2024 and 2025, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2Summary of Significant Accounting Policies

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

2Summary of Significant Accounting Policies (continued)

Comparative Information

Certain financial information has been adjusted to conform with the current year’s presentation to facilitate comparison.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires managements to make estimates and judgments that affect the reported amounts of assets and liabilities at the balance sheet date and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for credit losses of accounts receivable and loans receivable, useful lives of intangible assets, impairment of goodwill and intangible assets, fair value measurements and impairment of long-term investments, valuation allowance for deferred tax assets, incremental borrowing rates for operating lease liabilities and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9931 per US$1.00 on December 31, 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive (loss)/income during the period or year in which they occur.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

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

Short-term investments

The Company’s short-term investments mainly represent equity investments with readily determinable fair value.

In 2025, the Company purchased a private equity fund product for RMB5,000 (US$715). Unrealized gains from such equity investments totaling RMB90 (US$13) are recorded in “Gains from fair value change” in the consolidated statements of comprehensive (loss)/income.

Accounts receivable, net

Accounts receivable are recorded at the realizable value amount, net of allowances for credit loss in accordance with ASC 326 Credit losses (“ASC 326”), and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses is classified as “General and administrative” in the consolidated statements of comprehensive (loss)/income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses using roll-rate method, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

Loans receivable, net

Loans receivable, net are included in “Other non-current assets” on the consolidated balance sheets are carried at amortized cost. The Company maintains an allowance for credit losses in accordance with ASC 326, and represents the Company’s best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the consolidated statements of comprehensive (loss)/income. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

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

Costs related to construction of property and equipment incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use. Expenditures for repair and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive (loss)/income.

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

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group by comparing the carrying amounts of the assets to the undiscounted future cash flow expected to generate from the use of the asset group and recognizes an impairment loss when estimated undiscounted future cash flow and the eventual disposition is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. For the years ended December 31, 2023, 2024 and 2025, no impairment charge was recognized for long-lived assets.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.

Impairment of goodwill

The Company assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

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

The Company elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for the years ended December 31, 2023, 2024 and 2025, by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Company determines the fair value of the reporting unit based on estimated fair value using the income approach, and no impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

Consolidation of noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net (loss)/income on the consolidated statements of comprehensive (loss)/income includes the net (loss)/income attributable to noncontrolling interests when applicable. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Long-term investments

The Company’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

Equity investments without readily determinable fair value

The Company accounts for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes a qualitative assessment considering impairment indicators to evaluate whether an investment is impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concern about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic or technological environment of the investee, and a significant adverse change in the general market condition of the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss equal to the difference between the carrying value and fair value. As of December 31, 2025, the Company determines the fair value of certain investee by using the market approach with the assistance of an independent third-party valuation firm. The significant assumptions used included the selection of comparable companies and the discount for lack of marketability.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

2Summary of Significant Accounting Policies (continued)

Value added taxes (“VAT”)

The Company presents VAT assessed by government authorities as reductions of revenues. Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided and goods sold.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method per ASC 505-30, Treasury Stock. Under this, on September 15, 2022, the Board of Directors of the Company approved a repurchase plan (the “2022 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On November 16, 2023, the Board of Directors of the Company approved a repurchase plan (the “2023 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On December 30, 2024, the Board of Directors of the Company approved a repurchase plan (the “2025 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$5 million from the open market. On November 13, 2025, the Board of Directors of the Company approved a repurchase plan (the “2026 Repurchase Plan”) to repurchase its common shares (including in the form of ADSs) up to an aggregate value of US$10 million from the open market. Every three of ADSs represent forty Class A common shares. During the years ended December 31, 2023, 2024 and 2025, the Company repurchased 127,987, 91,166 and 120,825 ADSs, representing 1,706,493, 1,215,547 and 1,611,000 Class A common shares from the open market with an aggregate purchase price of RMB3,709, RMB3,410 and RMB7,529 (US$1,077) respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

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

2Summary of Significant Accounting Policies (continued)

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

2Summary of Significant Accounting Policies (continued)

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

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the consolidated balance sheets. Amount of contract assets was not material as of December 31, 2024 and 2025, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are included in “Deferred revenue and customer deposits” on the consolidated balance sheets. The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers. Revenue recognized for the years ended December 31, 2024 and 2025 that was included in contract liabilities as of January 1, 2024 and 2025 was RMB65,853 and RMB71,074 (US$10,163), respectively. A summary of contract liabilities is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Contract liabilities	87,064	121,848	17,424

Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2024 and 2025, the Company’s unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected length of more than one year was RMB41,114 and RMB83,544 (US$11,947), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next two years.

Costs of revenues

Cost of revenues consists primarily of channel cost associated with value-added services, short messaging cost, technical services cost, cloud cost, staff costs and depreciation of servers used for revenue generating services.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

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

Advertising expenses

Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB7,035, RMB7,323 and RMB9,406 (US$1,345) for the years ended December 31, 2023, 2024 and 2025, respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government grants, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government grants of operating nature with no further conditions to be met are recorded as operating income in “Other operating income” when received. When the grant relates to an expense item, it is recognized in the consolidated statement of comprehensive (loss)/income over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive (loss)/income in proportion to the depreciation of the related assets.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Operating leases

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

For operating leases, the Company recognizes right-of-use assets (“ROU assets”) and lease liabilities based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB11,820, RMB7,911 and RMB9,501 (US$1,359) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Share-based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company determines whether an award granted to its employees should be classified and accounted for as a liability award or equity award. All of the Company’s share-based awards to employees were classified as equity awards. The Company measures the employees’ share-based compensation based on the fair value of the award at the grant date.

The Company uses the accelerated method for all awards granted with graded vesting based on service conditions, and elects to account for forfeitures as they occur. The company applies binomial option pricing model in determining the estimated fair value of the awards granted to employees on the date of the grant, and recognizes the estimated compensation cost based on the fair value.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the decrease or increase in equity of the Company during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company includes the foreign currency translation adjustments.

(Loss)/earnings per share

In accordance with ASC 260, Earning per Share, basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net (loss)/income is allocated between common shares based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2025, the two-class method is applicable because the Company has two classes of common shares outstanding, Class A and Class B common shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B common shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, as the liquidation and dividend rights are identical, the undistributed (loss)/income is allocated on a proportionate basis.

Diluted (loss)/earnings per share is computed by dividing net (loss)/income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the years. Common share equivalents are excluded from the computation of diluted (loss)/earnings per share if their effects would be anti-dilutive.

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2024 and 2025, the aggregate amount of cash and cash equivalents, and restricted cash of RMB92,866 and RMB134,120 (US$19,179), respectively, were held at major financial institutions located in the PRC, and US$3,655 and US$5,621 (RMB39,309), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)

Concentration of suppliers

Approximately 27.8%, 48.15% and 41.91% of advertising costs were paid to three suppliers for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 4.19% in 2025. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Segment information

The Company operates in one operating and reportable segment and derives revenues primarily from SAAS Businesses. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”), who makes resource allocation decisions and assesses performance based on the consolidated financial results. The CEO assesses performance and decides how to allocate resources based on total revenue and consolidated net (loss)/income as reported on the consolidated statements of comprehensive (loss)/income. The CEO considers budget to actual comparisons of total revenue and consolidated net (loss)/income on a regular basis when assessing the operating results and making resource decisions to improve profitability aligned with the Company’s strategic initiatives and capital allocation priorities.

Significant expenses reviewed by the CEO include those that are presented in the consolidated statements of comprehensive (loss)/income. As the Company generates substantially most of its revenues and holds substantially all of its long-lived assets in the PRC, no geographical segments are presented.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted ASU No. 2023-09 as of December 31, 2025 on a prospective basis. The adoption did not have a material impact on the Company’s financial position, results of operations and cash flows.

Recently issued accounting pronouncements

In March 2024, the Securities and Exchange Commission issued The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires entities to provide information of certain climate-related information. This update will be effective for the Company’s fiscal years beginning in 2027. The Company is currently in the process of evaluating the disclosure impact.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires the disaggregated disclosure of specific expense categories and also requires disclosure of the total amount of selling expenses along with the definition. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company is currently in the process of evaluating the disclosure impact.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

2Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact.

3Accounts receivable, net

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	55,720	49,723	7,110
Less: allowance for credit losses	(4,916)	(6,495)	(928)
Total accounts receivable, net	50,804	43,228	6,182

The following table presents the movement in the allowance for credit losses:

	2024	2025
	RMB	RMB	US$
Balance at beginning of year	5,331	4,916	703
Provisions	1,362	3,320	475
Write-offs	(1,777)	(1,741)	(250)
Balance at end of year	4,916	6,495	928

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

4Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Prepaid service fee	8,049	6,692	957
VAT and other surcharges	2,641	2,590	370
Deferred offering expenses	—	1,748	250
Office rental deposit	493	467	67
Other deposits	950	1,152	165
Contract assets	353	479	68
Prepaid media cost	736	972	139
Receivables from sales of shares on behalf of employees	67	15	2
Others	975	1,191	170
Total prepayments and other current assets	14,264	15,306	2,188

5Short-term investments

Short-term investments classification as of December 31, 2025 were shown as below:

As of December 31, 2025
			Gross	Gross	Gross	Gross
			unrecognized	unrecognized	unrecognized	unrecognized
	Cost		holding gains	holding losses	gains	losses	Fair value
	RMB	USD	RMB	RMB	RMB	RMB	RMB	USD
Equity investments with readily determinable fair value	5,000	715	—	—	90	—	5,090	728

As of December 31, 2025, the Company’s equity investments with readily determinable fair value represent a purchased private equity fund product, for which the Company does not have significant influence.

As of December 31, 2024, there were no short-term investments.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

6Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Computer equipment and servers	5,559	2,826	404
Office furniture and equipment	4,067	3,620	518
Leasehold improvements	2,388	2,492	356
Less: Accumulated depreciation and impairment	(7,441)	(6,140)	(878)
Total property and equipment, net	4,573	2,798	400

No impairment loss charges were recognized on property and equipment for the years ended December 31, 2023, 2024 and 2025.

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 were RMB5,301, RMB1,309 and RMB931 (US$133), respectively.

7Lease

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

As of December 31, 2024, the weighted average remaining lease term was 4.2 years and weighted average discount rate was 3.61% for the Company’s operating leases. As of December 31, 2025, the weighted average remaining lease term was 4.1 years and weighted average discount rate was 2.44% for the Company’s operating leases.

Operating lease cost for the years ended December 31, 2023, 2024 and 2025 were RMB8,029, RMB5,910 and RMB5,113 (US$731), respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2023, 2024 and 2025 were RMB231, RMB742 and RMB833 (US$119). For the years ended December 31, 2023, 2024 and 2025, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash payments for operating leases	7,894	5,749	5,203	744
ROU assets obtained in exchange for operating lease liabilities	365	18,632	2,726	390

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

7Lease (continued)

Future lease payments under operating lease as of December 31, 2025 were as follows:

	Operating lease
	RMB	US$
Year ending December 31,
2026	4,307	616
2027	3,760	538
2028	3,318	474
2029	3,043	435
2030	1,775	254
Thereafter	—	—
Total future lease payments	16,203	2,317
Less: Imputed interest	789	113
Total lease liability balance	15,414	2,204

8Goodwill and Intangible assets

The Company has recognized goodwill of RMB37,785 and RMB37,785 (US$5,403) as of December 31, 2024 and 2025, respectively, as part of the business acquisition of Wuhan SendCloud Technology Co., Ltd., (“SendCloud”). There were no impairment charges in the carrying amount of goodwill during the years ended December 31, 2023, 2024 and 2025.

Intangible assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Computer software, systems and technology	14,814	15,238	2,179
Brand	10,300	10,300	1,473
Customer relationships	13,800	13,800	1,973
Less: Accumulated amortization	(25,147)	(29,372)	(4,200)
Total intangible assets, net	13,767	9,966	1,425

No impairment charges were recognized on intangible assets for the years ended December 31, 2023, 2024 and 2025, respectively.

The weighted average amortization period of intangible assets were 5.9 years, 5.9 years and 5.8 years for the years ended December 31, 2023, 2024 and 2025, respectively.

Amortization expense of intangible assets were RMB6,223, RMB4,648 and RMB4,225 (US$604) for the years ended December 31, 2023, 2024 and 2025, respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

8Goodwill and Intangible assets (continued)

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
For the year ending December 31, 2026	4,128	590
2027	1,524	218
2028	1,035	148
2029	1,030	147
2030	1,030	147

There were no intangible assets with an indefinite useful life as of December 31, 2024 and 2025.

9Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2024, the carrying amount of the Company’s equity investments was RMB113,506.

As of December 31, 2025, the carrying amount of the Company’s equity investments was RMB112,609 (US$16,103).

In 2023, the Company disposed of its 2.5698% equity ownership of a non-listed company for a total consideration of RMB10,279 and recognized a disposal loss of RMB10,754, after which the Company no longer held the non-listed company’s equity ownership.

Impairment charges recognized on equity investments without readily determinable fair value was RMB8,505, nil and nil for the years ended December 31, 2023, 2024 and 2025.

Equity method investments

In 2023, the Company acquired a 15% of equity interest in a non-listed company and has significant influence as it holds one seat out of the five board seats of the equity investee. The Company recognized its share of losses in the investee of RMB450 for the year ended December 31, 2023 and the carrying amount of the equity method investment was nil as of December 31, 2024 and 2025.

10Short-term loan

	As of December 31,
	2024	2025
	RMB	RMB	US$
Short-term bank borrowings	3,000	—	—

In March 2024, the Company borrowed a RMB denominated loan of RMB3,000 with a fixed interest rate of 4.9% for a one-year term from Shenzhen Zhongxiaodan Micro Credit Co., Ltd. The short-term loan of RMB3,000 was fully repaid in March 2025.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

11Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred revenue	87,070	121,848	17,424
Customer deposits	60,041	56,802	8,123
Total deferred revenue and customer deposits – current	147,111	178,650	25,547

12Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

		As of December 31,
		2024	2025
		RMB	RMB	US$
Accrued payroll and welfare payables		36,860	46,473	6,646
Payable for business acquisition	(i)	16,338	14,188	2,029
Other taxes and surcharges		11,096	9,527	1,362
Service fees		4,514	5,795	829
Income tax payable		59	829	119
Government grants subject to deferral or return		2,628	628	90
Others		2,875	3,499	499
Total accrued liabilities and other current liabilities		74,370	80,939	11,574
(i)	The balance represents the remaining unpaid cash consideration from the acquisition of SendCloud.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13Share-based compensation

Share option and restricted share unit plans

2014 Incentive Plan

On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2025, there were no shares remain available for grant under the 2014 Plan as the 2014 Plan has expired. For the years ended December 31, 2025, the Company has extended the terms of 306,828 awards that have been vested but not exercised under the 2014 Plan for additional periods. The impact of this modification is not significant.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of December 31, 2025, 2,867 shares remain available of grant under the 2017 Plan.

2021 Incentive Plan

In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of December 31, 2025, 1,960 shares remain available of grant under the 2021 Plan.

2023 Incentive Plan

In September 2023, the Company’s board of directors and shareholders approved the 2023 Incentive Plan (the “2023 Plan”). Awards under the 2023 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2023 Plan. As of December 31, 2025, 2,439,067 shares remain available of grant under the 2023 Plan.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13Share-based compensation (continued)

Share option and restricted share unit plans (continued)

Share options

The following table summarizes the share option activity for the Company’s Incentive Plans for the year ended December 31, 2025:

				Weighted
			Weighted-	Average
		Weighted-	Average	Remaining
		Average	grant-date	Contractual	Aggregate
	Number of	Exercise	Fair Value	Term	Intrinsic
Options Granted to Employees and Directors	Options	Price	per Option	(Years)	Value
		RMB	RMB		RMB
Outstanding, December 31, 2024	8,794,368	8.65	12.58	5.39	12,923
Granted	522,066	—	3.62	—	—
Forfeited	—	—	—	—	—
Expired	40,227	16.08	20.23	—	—
Exercised	970,693	3.07	5.59	—	—
Cancelled	—	—	—	—	—
Outstanding, December 31, 2025	8,305,514	8.72	12.8	4.67	11,738
Vested and expected to vest as of December 31, 2025	8,305,514	8.72	12.8	4.67	11,738
Vested as of December 31, 2025	8,083,840	9.21	13.47	4.62	11,006

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2024 and 2025 and the option’s respective exercise price.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2023, 2024 and 2025 were RMB3.23, RMB2.04 and RMB3.62 (US$0.52), respectively.

The aggregate unrecognized share-based compensation expense was RMB88 (US$13) as of December 31, 2025, which the Company expects to recognize over an estimated weighted-average period of 0.29 years.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13Share-based compensation (continued)

Share option and restricted share unit plans (continued)

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

The following table presents assumptions used to estimate the fair values of share options granted for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
Risk-free interest rate	3.45%	3.88%	4.19%-4.24%
Dividend yield	0%	0%	0%
Expected volatility	56.55%	57.25%	59.61%-60.01%
Weighted average expected volatility	56.55%	57.25%	59.83%
Expected exercise multiple	2.5	2.5-2.8	2.5-2.8
(i)	Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.
(ii)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(iii)	Expected volatility – Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(iv)	Expected exercise multiple – Expected exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

13Share-based compensation (continued)

Share option and restricted share unit plans (continued)

Restricted share units

Starting from 2018, the Company granted restricted Class A common shares of the Company (“Restricted Shares”).

A summary of the restricted share units for the year ended December 31, 2025 was stated below:

		Weighted-	Weighted
		Average	Average
		grant-date	Remaining
	Number of	Fair Value	Contractual	Aggregate
	Share	per Restricted	Term	Intrinsic
Restricted Share Units Granted to Employees and Directors	Units	Share Unit	(Years)	Value
		RMB		RMB
Outstanding, December 31, 2024	273,654	1.84	9.66	1,042
Granted	273,605	5.33	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Vested	273,613	—	—	—
Cancelled	—	—	—	—
Outstanding, December 31, 2025	273,646	7.16	9.59	904
Vested and expected to vest as of December 31, 2025	273,646	7.16	9.59	904

The weighted average grant-date fair value per restricted share unit granted for the years ended December 31, 2023, 2024 and 2025 were RMB1.74, RMB2.04 and RMB5.33 (US$0.76), respectively.

As of December 31, 2025, there was RMB837 (US$120) of unrecognized share-based compensation cost related to restricted shares units, which the Company expects to recognize over an estimated weighted-average period of 0.58 year.

The aggregate fair value of options and restricted share units vested and recognized as expenses for the years ended December 31, 2023, 2024 and 2025 were RMB11,574, RMB4,225 and RMB3,684 (US$527), respectively.

Total intrinsic value of options and restricted share units exercised/vested for the years ended December 31, 2023, 2024 and 2025 were RMB2,976, RMB5,796 and RMB4,734 (US$677), respectively.

Total compensation costs recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenue	3	2	—	—
Research and development	2,764	731	407	58
Sales and marketing	850	138	1,323	189
General and administrative	7,957	3,354	1,954	280
Total	11,574	4,225	3,684	527

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14Income taxes

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

Indonesia

Under the current laws of Indonesia, the Company’s subsidiary incorporated in Indonesia is subject to 22% income tax on its taxable income generated from operations in Indonesia.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14Income taxes (continued)

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The HNTE certificate of the VIE was obtained in December 2019 and expired in December 2021. The VIE re-applied and obtained the HNTE certificate in December 2022 and again in December 2025, each with a validity period of three years. It was entitled to the preferential rate of 15% for 2023, 2024 and 2025. In early 2021, the WFOE was recognized as an HNTE and was eligible for 15% preferential tax rate from 2020 to 2022. The WFOE re-applied and obtained the certificate of high and new technology enterprise with a validity period of three years starting December 2023. It was entitled to the preferential rate of 15% for 2023, 2024 and 2025. SendCloud was classified as “small and micro businesses” in 2023 and 2024, and obtained the HNTE certificate with a validity period of three years starting from December 2024 onwards. SendCloud enjoyed a preferential tax rate of 20% with a discount to taxable income for 2023 and 2024, and was entitled to the preferential rate of 15% for 2025. Ifaxin (Hubei) Cloud Computing Co. Ltd. (“Ifaxin”) was classified as “small and micro businesses” in 2023, 2024 and 2025. Ifaxin enjoyed a preferential tax rate of 20% with a discount to taxable income for 2023, 2024 and 2025.

The Company’s (loss)/income before income taxes consists of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cayman Islands	(16,192)	(7,466)	(5,956)	(852)
British Virgin Islands	—	(37)	(83)	(12)
Hong Kong	(1,982)	(2,699)	(1,355)	(194)
Singapore	96	341	3,967	567
Malaysia	—	(253)	(1,905)	(272)
Indonesia	—	—	(43)	(6)
China	(46,476)	3,455	8,022	1,148
Total (loss)/income before income taxes	(64,554)	(6,659)	2,647	379

For the year ended December 31, 2025, income tax benefit amounted to RMB394 (US$56) in Chinese mainland, and income tax expense amounted to RMB467 (US$66) in jurisdictions outside Chinese mainland.

Income taxes consist of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Current income tax expense	(3)	(104)	(1,125)	(160)
Deferred tax benefit/(expense)	1,889	(6)	1,052	150
Total income tax benefit/(expense)	1,886	(110)	(73)	(10)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentages)

14Income taxes (continued)

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to (loss)/income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax	(64,554)	(6,659)
Income tax expense computed at PRC statutory rate (25%)	(16,139)	(1,665)
International tax rate differential	4,206	2,080
Preferential tax rate	10,613	(16,830)
Deferred tax items tax rate differential	(6,502)	15,283
Research and development super-deduction	(26,393)	(19,403)
Non-deductible expenses	3,438	2,257
Deferred tax expenses	49	1,423
Non-taxable income	—	(3)
Recognition of prior year tax loss	—	2,156
Deemed income	—	59,152
Changes in valuation allowance	28,842	(44,340)
Income tax (benefit)/expense	(1,886)	110

	Year ended December 31,
	2025
	Amount		Percent
	RMB	US$	%
Income tax expense computed at PRC statutory rate (25%)	662	95	25.0
Foreign Tax Effects
Cayman
Statutory tax rate difference between Cayman and PRC	1,489	213	56.2
Other foreign jurisdictions	323	46	12.1
Changes in Valuation Allowances	(7,316)	(1,046)	(276.0)
Nontaxable or Nondeductible Items
Meals and entertainment	1,627	233	61.5
Others	662	95	25.0
Other Adjustments
Out of period adjustment	5,176	740	195.3
Research and development super-deduction	(1,760)	(252)	(66.5)
Preferential tax rate	(1,230)	(176)	(46.4)
Adjustment for tax return amendments	824	118	31.1
Others	(384)	(56)	(14.7)
Income tax expense	73	10	2.6

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14Income taxes (continued)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets
Provision for credit losses	5,422	5,799	829
Share of loss from equity method investments	113	113	16
Accrued expenses	2,007	1,068	153
Net operating loss carry forward	272,542	254,635	36,412
Government grants related to assets	158	94	13
Estimated liabilities	—	27	4
Lease liabilities	4,231	3,355	480
Data asset	—	11,565	1,654
Less: Valuation allowance	(279,902)	(273,251)	(39,074)
Total deferred tax assets	4,571	3,405	487

Deferred tax liabilities
Property and equipment depreciation	(102)	(53)	(8)
Operating lease right-of-use assets	(4,057)	(3,215)	(459)
Intangible assets arising from acquisition	(3,340)	(2,014)	(288)
Total deferred tax liabilities	(7,499)	(5,282)	(755)

Net deferred tax assets	131	6	1
Net deferred tax liabilities	(3,059)	(1,883)	(269)

The Company operates through its WFOE, the VIE and the subsidiaries of the VIE, and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss or had incurred losses since inception and are not forecasting profits in the near future as of December 31, 2024 and 2025. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Company had deferred tax assets related to net operating loss carry forwards of RMB272,542 and RMB254,635 (US$36,412) mainly from its WFOE, the VIE and the subsidiaries of the VIE in China as of December 31, 2024 and 2025, which can be carried forward to offset taxable income. The net operating losses of its WFOE, the VIE and the subsidiaries of the VIE will expire in years 2026 to 2035 if not utilized for the subsidiaries in China. For the subsidiary in Hong Kong, the net operating losses are indefinite to be utilized.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

14Income taxes (continued)

The aggregate changes in the balance of unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Beginning balance	117	117	117	17
Increase of unrecognized tax benefits taken in prior years	—	—	40,375	5,774
Ending balance	117	117	40,492	5,791

As of December 31, 2023, 2024 and 2025, the Company had recorded unrecognized tax benefits of RMB117, RMB117 and RMB40,492 (US$5,791), of which nil, nil and RMB40,375 (US$5,774), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. As of December 31, 2023, 2024 and 2025, there were RMB117, RMB117 and RMB117(US$17) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.

The Company did not recognize significant interest and penalties accrued related to unrecognized tax benefits in income tax expenses as of December 31, 2023, 2024 and 2025.

As of December 31, 2025, the tax years ended December 31, 2020 through period ended December 31, 2025 remain open to examination by the PRC tax authorities.

15Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payable to equity method investee	450	450	64
Others	117	—	—
Total other non-current liabilities	567	450	64

16Commitments and contingencies

Capital commitments

As of December 31, 2025, the Company did not have any non-cancellable purchase commitments.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17Share capital

During the year ended December 31, 2023, the Company had repurchased under the 2022 Repurchase Plan and 2023 Repurchase Plan an aggregate of 127,987 ADSs, representing 1,706,493 Class A common shares.

During the year ended December 31, 2024, the Company had repurchased under the 2023 Repurchase Plan an aggregate of 91,166 ADSs, representing 1,215,547 Class A common shares.

During the year ended December 31, 2025, the Company had repurchased under the 2025 Repurchase Plan an aggregate of 120,825 ADSs, representing 1,611,000 Class A common shares. As of December 31, 2025, the Company has no plan for cancellation of these repurchased shares. These shares were recorded at their purchase price on the consolidated balance sheets.

As at December 31, 2024, there were 63,041,500 and 17,000,189 Class A and Class B common shares outstanding respectively.

As at December 31, 2025, there were 62,971,166 and 17,000,189 Class A and Class B common shares outstanding respectively.

Every three of ADSs represent forty Class A common shares.

Basic and diluted (loss)/earnings per share is calculated as follows:

	For the year ended		For the year ended
	December 31, 2023		December 31, 2024		For the year ended December 31, 2025
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net (loss)/income attributable to common shareholders	(48,851)	(13,247)	(5,545)	(1,501)	334	48	89	13
Denominator:
Weighted average number of shares used in calculating basic and diluted (loss)/earnings per share	62,688,838	17,000,189	62,802,678	17,000,189	63,357,628	63,357,628	17,000,189	17,000,189
Basic and diluted (loss)/earnings per share	(0.78)	(0.78)	(0.09)	(0.09)	0.01	0.00	0.01	0.00

For the years ended December 31, 2023, 2024 and 2025, the two-class method is applicable because the Company has Class A and Class B common shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.

The effect of certain outstanding share options and restricted share units were excluded accordingly from the computation of diluted (loss)/earnings per share for the years ended December 31, 2023, 2024 and 2025 as their effects would be anti-dilutive.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

18Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Weidong Luo	Founder, Chief Executive Officer
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

The Company did not have related party balances as of December 31, 2024 and 2025.

The Company did not have related party transactions for the years ended December 31, 2023, 2024 and 2025.

19Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Developer Services:
Subscription	173,523	196,813	226,338	32,366
Value-Added Services	31,129	32,825	40,918	5,851
Vertical Applications	85,580	86,532	107,591	15,385
Total revenues	290,232	316,170	374,847	53,602

For the years ended December 31, 2023, 2024 and 2025, revenues recognized at a point in time are RMB163,262, RMB192,200 and RMB235,445 (US$33,668), respectively. For the years ended December 31, 2023, 2024 and 2025, revenues recognized over time are RMB126,970, RMB123,970 and RMB139,402 (US$19,934), respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

20Other income (loss)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Disposal loss of long-term investment	(10,754)	—	—	—
Impairment of long-term investments (Note 9)	(8,505)	—	—	—
Credit losses for loans receivable	(6,660)	—	—	—
Income from ADR profit-sharing program	1,336	—	—	—
Others	592	238	427	61
Total	(23,991)	238	427	61

21Fair value measurements

Assets and liabilities measured or disclosed at fair value

The Company measures equity investment with readily determinable fair value at fair value on a recurring basis. The equity securities with readily determinable fair value are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data.

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

The Company measures certain financial assets, including equity method investments and equity investments without readily determinable fair value at fair value on a non-recurring basis only if an impairment loss or upward valuation were to be recognized.

As of December 31, 2025, assets measured at fair value are summarized below:

Fair value measurement at December 31, 2025 using
Significant
		Quoted prices in	other
	Total Fair	active markets	observable	Significant
	Value at	for identical	inputs	unobservable	Fair value
	December 31, 2025	assets (Level 1)	(Level 2)	inputs (Level 3)	adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis:
Equity investment with readily determinable fair value	5,090	—	5,090	—	90
Total assets measured at fair value	5,090	—	5,090	—	90

As of December 31, 2024, there was no assets measured at fair value on a recurring basis.

As of December 31, 2024 and 2025, there was no assets measured at fair value on a non-recurring basis.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

22Subsequent Event

On February 11, 2026, the Company issued a warrant (the “Warrant”) to an institutional investor (the “Investor”). Pursuant to the terms of the Warrant, the Investor has the right to purchase up to 9,666,666 common shares (representing approximately 725,000 ADSs) of the Company at an initial exercise price of US$1.035 per common share (translating to US$13.8 per ADS), subject to adjustments.

23Restricted net assets

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

Amounts of net assets restricted include the paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB706,293 (US$100,999) as of December 31, 2025.

24Condensed financial information of the parent company

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “ Long-term investments” and the subsidiaries’ and VIE’s (loss)/income as “Share of (loss)/income of the subsidiaries and VIE” on the condensed statements of comprehensive loss.

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

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

24Condensed financial information of the parent company (continued)

Condensed Balance Sheets

	As of December 31
	2024	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,291	23,208	3,319
Due from the entities within the Group	10,592	10,383	1,485
Prepayments and other current assets	6,893	8,312	1,189
Total current assets	20,776	41,903	5,993
Non-current assets:
Long-term investments	304,090	306,164	43,781
Other non-current assets	5,130	5,016	717
Total non-current assets	309,220	311,180	44,498
Total assets	329,996	353,083	50,491
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	2,342	3,633	520
Due to the entities within the Group	259,732	283,652	40,562
Total current liabilities	262,074	287,285	41,082
Total liabilities	262,074	287,285	41,082

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of options and per exercise option price)

24Condensed financial information of the parent company (continued)

Condensed Balance Sheets (continued)

	As of December 31
	2024	2025
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 4,920,000,000 shares authorized as of December 31, 2024 and 2025, 63,041,500 shares and 62,971,166 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	39	40	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 30,000,000 shares authorized as of December 31, 2024 and 2025, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2024 and 2025)	11	11	2
Treasury shares (442,915 and 1,415,422 class A common shares as of December 31, 2024 and 2025, respectively)	(1,674)	(6,430)	(919)
Additional paid-in capital	1,045,221	1,049,029	150,009
Accumulated deficit	(995,715)	(995,292)	(142,325)
Accumulated other comprehensive income	20,040	18,440	2,637
Total shareholders’ equity	67,922	65,798	9,409
Total liabilities and shareholders’ equity	329,996	353,083	50,491

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

24Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses	—	—	—	—
Research and development	—	—	—	—
Sales and marketing	(517)	(416)	(764)	(109)
General and administrative	(11,430)	(7,018)	(5,499)	(786)
Share of (loss)/income of the subsidiaries and VIE	(45,933)	373	6,340	907
Total operating expenses	(57,880)	(7,061)	77	12
(Loss)/income from operations	(57,880)	(7,061)	77	12
Foreign exchange (loss)/gain, net	(61)	(6)	2	—
Interest income	34	21	344	49
Other loss	(4,191)	—	—	—
(Loss)/income before income taxes	(62,098)	(7,046)	423	61
Income tax expenses	—	—	—	—
Net (loss)/income	(62,098)	(7,046)	423	61
Net (loss)/income attributable to common shareholders	(62,098)	(7,046)	423	61
Other comprehensive income/(loss)	—	—	—	—
Foreign currency translation adjustments	919	817	(1,600)	(229)
Total other comprehensive income/(loss), net of tax	919	817	(1,600)	(229)
Comprehensive loss	(61,179)	(6,229)	(1,177)	(168)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) )

24Condensed financial information of the parent company (continued)

Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(23,234)	6,282	19,477	2,785
Net cash used in investing activities	—	—	—	—
Net cash used in financing activities	(3,651)	(1,775)	(5,047)	(722)
Effect of exchange rate changes	(3,658)	(4,544)	5,487	785
Net (decrease)/increase in cash and cash equivalents and restricted cash	(30,543)	(37)	19,917	2,848
Cash and cash equivalents and restricted cash at the beginning of year	33,871	3,328	3,291	471
Cash and cash equivalents and restricted cash at the end of year	3,328	3,291	23,208	3,319